Special Meeting Calgary, Alberta November 25, 2009 EnCana Corporation Notice of Special Meeting of Shareholders and Information Circular Relating to an Arrangement Involving Cenovus Energy Inc.

The Cenovus logo The Cenovus logo is a graphic reflection of the company’s commitment to fresh, progressive thinking – new ideas, new technologies, and new approaches to its business. The logo places emphasis on the name and uses typography that is unique to Cenovus. The slant to the typeface is indicative of the company’s forward-looking approach, while the lower case “c” and rounded styling of each of the letters were chosen to convey a company that is collaborative and approachable. The clean, simple lines of the logo embody strength of purpose, grounding the company in the earth while also reaching for and achieving new possibilities. The earth tones used, slate blue and sienna, reinforce the company’s respect for the environment.

LETTER FROM THE CHAIRMAN OF THE BOARD
AND THE PRESIDENT & CHIEF EXECUTIVE OFFICER

October 20, 2009

Dear Shareholder:

In May 2008, the Board of Directors of EnCana unanimously concluded that the division of EnCana into two highly focused and independent publicly traded energy companies – one (Cenovus Energy Inc.) an integrated oil company focused on enhanced oil recovery supported by established crude oil and natural gas plays and the other (EnCana Corporation) a pure-play natural gas company focused on the development of unconventional resources in North America – was in the best interests of EnCana and its shareholders.

Due to an unusually high level of uncertainty and volatility in the global debt and equity markets, EnCana announced in October 2008 a revision to the original corporate reorganization schedule and delayed seeking shareholder and court approval for the transaction until clear signs of stability returned to the financial markets. Since October 2008, EnCana’s Board and Management have continued to assess the global financial markets, among other matters, in connection with the proposed reorganization and on September 10, 2009 the EnCana Board unanimously approved plans to proceed with the Arrangement. A key indicator of the return of strength to the financial markets was Cenovus’s ability to secure both short and long-term financing commitments ahead of the transaction closing which has eliminated the principal financial risk from the transaction.

EnCana’s Board and Management believe that the proposed corporate reorganization will enhance long-term value for EnCana shareholders by creating two sustainable, independent, publicly traded companies, each with an ability to pursue and achieve greater success by employing operational strategies best suited to its unique assets and business plans. Details of the proposed corporate reorganization are contained in the Information Circular that follows, which we ask you to review prior to casting your vote at the special meeting of EnCana shareholders planned for November 25, 2009.

Cenovus will be positioned to be a leading integrated oil company anchored by stable production and cash flow from well-established crude oil and natural gas plays and will be integrated from crude oil production through to refined products. Cenovus will focus on the development of EnCana’s Canadian bitumen assets in northeast Alberta and refinery interests in the United States, underpinned by a well-established natural gas and crude oil production base in Alberta and Saskatchewan. Cenovus’s assets will include EnCana’s Integrated Oil and Canadian Plains Divisions, which comprise approximately one-third of EnCana’s current production and year end 2008 proved reserves.

EnCana’s other operating divisions, Canadian Foothills and USA, will form a pure-play natural gas company that will continue as EnCana Corporation. After the proposed corporate reorganization, EnCana is expected to retain its standing as a leading North American natural gas producer. EnCana will continue to focus on developing its high-potential natural gas resource plays and its emerging plays in Canada and the United States in many of the lowest cost natural gas basins. With a portfolio of prolific shale and other gas resource plays across North America, EnCana is well positioned to provide predictable and reliable growth well into the future. These resource play assets comprise approximately two-thirds of EnCana’s current production and year end 2008 proved reserves.

The proposed corporate reorganization will be effected by way of a plan of arrangement under the Canada Business Corporations Act. Under the arrangement, common shareholders of EnCana will own one new EnCana common share (which will continue to be represented by existing EnCana common share certificates) and will receive one common share of the new company, Cenovus Energy Inc., for each EnCana common share held. A share certificate will be issued to you representing the Cenovus common shares. The value of the EnCana and Cenovus common shares will be set in the marketplace on the Toronto Stock Exchange and New York Stock Exchange.

In order to become effective, the arrangement must be approved by a special resolution of EnCana shareholders and by the Court of Queen’s Bench of Alberta. EnCana has received an advance income tax ruling from the Canada Revenue Agency, a private letter ruling from the U.S. Internal Revenue Service and opinions from counsel, which confirm that the arrangement generally will occur on a tax-deferred basis for EnCana, Cenovus and shareholders of EnCana resident in Canada or the United States who hold their EnCana common shares as capital property.

As an owner of EnCana, you are invited to attend a special meeting of EnCana shareholders on Wednesday, November 25, 2009 in Calgary, Alberta at the Hyatt Regency Calgary, Imperial Ballroom, 700 Centre Street S.E., Calgary, Alberta, Canada at 10:00 a.m. (Calgary time). At this meeting, you will be asked to approve a special resolution approving the arrangement, along with ordinary resolutions approving the employee stock option plan and shareholder rights plan for Cenovus. Please consider the information in the accompanying Information Circular and ensure that you vote in person or by proxy at the special meeting. The directors and executive officers of EnCana have advised that they intend to vote their shares FOR the arrangement resolution, the employee stock option plan resolution and the shareholder rights plan resolution.

Since its formation in 2002, EnCana has established a strong track record of value creation through the continued pursuit of low cost natural gas and oil production, growth in proved reserves and an innovative strategy of developing unconventional natural gas and oil resources in North America. That success is founded in the central belief that companies with a disciplined focus on establishing leadership in their core business will earn increased value recognition of their assets, capture competitive opportunities and be best positioned to effectively respond to changing markets. With this planned split into two companies, each Management team will focus more directly on the critical success factors in its respective businesses. They will be better equipped to direct their strategies and operations towards building value by tailoring practices and execution to fit the unique nature of their assets. The two companies will be focused on achieving attractive total shareholder returns through a combination of growing production and reserves, achieving strong refining margins, paying a meaningful dividend and by investing free cash flow in share buy backs. With greater transparency and focus, the investment community will be able to more easily follow and more accurately assess and value these companies.

We thank you for your continued support of EnCana and urge you to vote.

Yours truly,

David P. O’Brien Chairman of the Board EnCana Corporation	Randall K. Eresman President & Chief Executive Officer EnCana Corporation

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

 THE HOLDERS OF COMMON SHARES OF ENCANA CORPORATION ARE INVITED TO OUR SPECIAL MEETING OF SHAREHOLDERS

 WHEN

Wednesday, November 25, 2009

10:00 a.m. (Calgary time)

 WHERE

The Hyatt Regency Calgary, Imperial Ballroom, 700 Centre Street S.E., Calgary, Alberta, Canada

 WEBCAST

A live webcast of the meeting will be available on our website at www.encana.com.

 WHAT THE MEETING IS ABOUT

The special meeting is being held pursuant to an interim order of the Court of Queen’s Bench of Alberta dated October 16, 2009 for the common shareholders of EnCana Corporation to:

(a)	consider and, if deemed appropriate, approve a special resolution, the full text of which is set forth in Appendix “A” to the accompanying Information Circular, approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act pursuant to which, among other things, common shareholders of EnCana Corporation will receive one new common share in EnCana Corporation and one common share in a new public company called “Cenovus Energy Inc.” in exchange for each common share of EnCana Corporation held;

(b)	consider and, if deemed appropriate, pass an ordinary resolution ratifying and approving an employee stock option plan for Cenovus Energy Inc.; and

(c)	consider and, if deemed appropriate, pass an ordinary resolution ratifying and approving a shareholder rights plan for Cenovus Energy Inc.

The arrangement contemplates, among other things, a proposed corporate reorganization of EnCana Corporation which will result in the division of EnCana Corporation into two highly focused and independent publicly traded energy companies.

The special meeting may also consider other business that properly comes before the meeting or any adjournment or postponement.

 YOU HAVE THE RIGHT TO VOTE

You are entitled to receive notice of and vote at the special meeting, or any adjournment or postponement, if you were a holder of common shares of EnCana Corporation as at the close of business on Tuesday, October 6, 2009.

Your participation as a shareholder is very important to EnCana Corporation. Please ensure that your shares are represented at the meeting.

 YOU ARE ENTITLED TO A DISSENT RIGHT

Pursuant to the interim order of the Court of Queen’s Bench of Alberta and the provisions of Section 190 of the Canada Business Corporations Act (as modified by the interim order, the plan of arrangement and any other order of the Court of Queen’s Bench of Alberta), you have the right to dissent in respect of the special resolution approving the arrangement and, if the arrangement becomes effective and upon strict compliance with the dissent procedures, to be paid the fair value of your common shares of EnCana Corporation. This right of dissent is described in the accompanying Information Circular. If you fail to strictly comply with the dissent procedures set out in the accompanying Information Circular, you may not be able to exercise your right of dissent. If you are a beneficial owner of shares registered in the name of a broker, investment dealer, bank, trust company, trustee, nominee or other intermediary and wish to dissent, you should be aware that ONLY THE REGISTERED HOLDER OF COMMON SHARES OF ENCANA CORPORATION IS ENTITLED TO EXERCISE THE RIGHT OF DISSENT. A registered holder who holds common shares of EnCana Corporation as nominee for more than one beneficial owner, some of whom wish to exercise dissent rights, must exercise dissent rights on behalf of the holders who wish to dissent. A dissenting shareholder may only dissent with respect to all shares held on behalf of any one beneficial owner and registered in the name of such dissenting shareholder. It is recommended that you seek independent legal advice if you wish to exercise your right to dissent.

 YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either in person or by proxy at the special meeting. To be used at the special meeting, completed proxies must be received by our transfer agent, CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, by 10:00 a.m, (Calgary time) on Monday, November 23, 2009 or, in the case of any adjournment or postponement of the special meeting, not less than 48 hours (excluding Saturday, Sunday and holidays) before the time of the adjourned or postponed meeting. Notwithstanding the foregoing, the Chairman of the special meeting has the discretion to accept proxies received after such deadline. For information on how to vote, review the enclosed form of proxy and/or the section entitled “General Proxy Matters” in the accompanying Information Circular.

The accompanying Information Circular tells you more about the arrangement and how to vote your shares. If you have any questions, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc. toll-free in North America at 1-866-725-6576.

By Order of the Board of Directors
of EnCana Corporation

Kerry D. Dyte
Corporate Secretary

Calgary, Alberta
October 20, 2009

NOTICE OF PETITION

Action No. 0901-15052

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44,
as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
ENCANA CORPORATION, 7050372 CANADA INC., CENOVUS ENERGY INC. AND THE SHAREHOLDERS OF
ENCANA CORPORATION

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) on behalf of EnCana Corporation (“EnCana”) with respect to a proposed arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), involving EnCana, the holders of common shares of EnCana (“EnCana Shareholders”), 7050372 Canada Inc. (“Cenovus”) and Cenovus Energy Inc., which Arrangement is described in greater detail in the Information Circular of EnCana dated October 20, 2009, accompanying this Notice of Petition.

At the hearing of the Petition, EnCana intends to seek:

(a)	an order approving the Arrangement pursuant to the provisions of Section 192 of the CBCA;

(b)	a declaration that the terms and conditions of the Arrangement are fair to the persons affected;

(c)	a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 192 of the CBCA, become effective in accordance with its terms and will be binding on and after the Effective Time as defined in the Arrangement; and

(d)	such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to the distribution of the common shares of EnCana and Cenovus to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, 601 - 5th Street S.W., Calgary, Alberta, Canada on Wednesday the 25th day of November, 2009 at 1:15 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any EnCana Shareholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. Any EnCana Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court, and serve upon EnCana on or before 12:00 (noon) (Calgary time) on Friday, November 20, 2009, a notice of intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court. Service on EnCana is to be effected by delivery to the solicitors for EnCana at the address below. If any EnCana Shareholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by EnCana and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated October 16, 2009, (the “Interim Order”) has given directions as to the calling and holding of the meeting of EnCana Shareholders for the purpose of such holders voting upon the special resolution to approve the Arrangement and has directed that for registered EnCana Shareholders, a right of dissent with respect to the Arrangement under the provisions of Section 190 of the CBCA upon compliance with the terms of the Interim Order, shall be applicable.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any EnCana Shareholder or other interested party requesting the same by the undermentioned solicitors for EnCana upon written request delivered to such solicitors as follows:

Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta, Canada T2P 4K7
Attention: Anthony L. Friend

DATED at the City of Calgary, in the Province of Alberta, this 20th day of October, 2009.

ENCANA CORPORATION

Kerry D. Dyte
Corporate Secretary

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APPENDICES

Appendix “A”	–	Arrangement Resolution
Appendix “B”	–	Arrangement Agreement (including Plan of Arrangement)
Appendix “C”	–	Fairness Opinion of CIBC World Markets Inc.
Appendix “D”	–	Interim Order
Appendix “E”	–	Information Concerning EnCana Post-Arrangement
Appendix “F”	–	Information Concerning Cenovus Post-Arrangement
Appendix “G”	–	Financial Statements of 7050372 Canada Inc.
Appendix “H”	–	Cenovus Energy Carve-Out Consolidated Financial Statements and Management’s Discussion and Analysis Thereon
Appendix “I”	–	Pro Forma Financial Statements of Cenovus Energy
Appendix “J”	–	Pro Forma Financial Statements of EnCana
Appendix “K”	–	Section 190 of the Canada Business Corporations Act (as modified) – Dissent Rights
Appendix “L”	–	Presentation of Financial Information

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INFORMATION CIRCULAR

The information contained in this Information Circular is given as at October 20, 2009, except as otherwise noted.

This Information Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of EnCana Corporation (“EnCana”) for use at the Meeting and any adjournment or postponement thereof. We have not authorized any person to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular. If any such information or representation is given or made to you, you should not rely upon it as having been authorized or being accurate.

We have retained Georgeson to solicit proxies for us in Canada and the United States at a fee of approximately Cdn.$155,000. EnCana has agreed to reimburse Georgeson for out-of-pocket expenses and to indemnify it against certain liabilities arising out of or in connection with its engagement. All expenses in connection with the solicitation of proxies will be borne by EnCana.

If you have questions about the information contained in this Information Circular or require assistance in completing your proxy form, please call Georgeson at 1-866-725-6576 (North American toll-free).

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

THIS INFORMATION CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT, INCLUDING THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT, HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CURRENCY AND EXCHANGE RATE INFORMATION

EnCana prepares its consolidated financial statements and comparative financial information in U.S. dollars unless otherwise noted. Accordingly, all currency amounts referred to in this Information Circular are, unless otherwise stated, expressed in U.S. dollars. References herein to “$”, “U.S.$” and to “U.S. dollars” are to U.S. dollars and references herein to “Cdn.$” are to Canadian dollars.

The following table sets forth: (i) the noon day rates of exchange for the Canadian dollar, expressed in Canadian dollars per U.S. dollar, in effect at the end of the periods indicated; (ii) the average noon day exchange rates for such periods; and (iii) the high and low exchange rates during such periods, based on the rates quoted by the Bank of Canada.

	January 1, 2009
	through
	June 30, 2009	2008	2007	2006
Canadian Dollar per U.S. Dollar	(Cdn.$)	(Cdn.$)	(Cdn.$)	(Cdn.$)
Noon day rate at end of period	1.1625	1.2246	0.9881	1.1653
Average noon day rate for period	1.2062	1.0660	1.0748	1.1342
High for period	1.3000	1.2969	1.1853	1.1726
Low for period	1.0827	0.9719	0.9170	1.0990

On September 30, 2009, the rate of exchange based on the noon day rate as quoted by the Bank of Canada was Cdn.$1.0722 equals U.S.$1.00.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The solicitation of proxies in connection with the Meeting described in this Information Circular involves securities of a Canadian corporation and are being effected in accordance with Canadian corporate and securities laws. This Information Circular has been prepared solely in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that these requirements may be different from those under United States corporate and securities laws relating to U.S. corporations. The enforcement by Shareholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that each of EnCana and Cenovus are organized under the laws of Canada, that some or all of their respective directors and officers may not be residents of the United States, that some or all of the experts named in this Information Circular may not be residents of the United States and that all or a substantial portion of their assets may be located outside of the United States. Shareholders may not be able to sue EnCana or its directors and officers in a Canadian court for violations of U.S. Securities Laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment by a U.S. court.

The New EnCana Common Shares and the Cenovus Common Shares to be issued to Shareholders pursuant to the Arrangement will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Section 3(a)(10) exempts from the general requirement of registration under the U.S. Securities Act securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court, after a hearing upon the fairness of such terms and conditions at which all persons to whom the securities will be issued in such exchange have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of New EnCana Common Shares and Cenovus Common Shares in exchange for the outstanding EnCana Common Shares. The Court entered the Interim Order on October 16, 2009 and, subject to the approval of the Arrangement by Shareholders, a hearing on the fairness of the Arrangement will be held by the Court on November 25, 2009 at 1:15 p.m. (Calgary time). See “Certain Legal and Regulatory Matters – Court Approval”.

The financial statements of, and the summaries of financial information concerning, EnCana and Cenovus contained or incorporated by reference in this Information Circular have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain material respects, and thus may not be comparable to financial statements and financial information of U.S. companies. The notes to EnCana’s audited consolidated financial statements and Cenovus Energy’s audited carve-out consolidated financial statements contain a discussion of the principal differences between EnCana’s financial results calculated under Canadian GAAP and under U.S. GAAP.

Shareholders should be aware that the receipt of the New EnCana Common Shares and Cenovus Common Shares and the other transactions described in this Information Circular may have tax consequences both in Canada and in the United States. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” for certain information concerning tax consequences of the Arrangement and certain other transactions described in this Information Circular. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be fully described in this Information Circular. Shareholders resident in, or citizens of, the United States are advised to consult their tax advisors to determine the particular consequences of the Arrangement to them.

The U.S. Securities Act imposes restrictions on the resale of the New EnCana Common Shares and the Cenovus Common Shares issued pursuant to the Arrangement by persons who were “affiliates” of EnCana or Cenovus, as applicable, prior to the completion of the Arrangement or who are “affiliates” of EnCana or Cenovus, as applicable, after completion of the Arrangement. See “Certain Legal and Regulatory Matters – Securities Law Matters – United States”.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued pursuant to the Arrangement or determined if this Information Circular is truthful or complete. Any representation to the contrary is a criminal offence.

FORWARD-LOOKING STATEMENTS

A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by words such as “projected”, “anticipate”, “believe”, “expect”, “plan”, “intend” or similar words suggesting future outcomes or statements regarding an outlook.

This Information Circular and its appendices contain certain forward-looking statements or information (collectively referred to herein as “forward-looking statements”) about our objectives, plans, strategies and businesses. Furthermore, certain statements made herein, including, but not limited to, those relating to the proposed transaction and expected future attributes of each of EnCana and Cenovus following completion of the Arrangement; the anticipated benefits of the Arrangement; future production growth; projections that Cenovus will be an industry leader in sustainable growth; estimates of Cenovus’s potential compound annual growth rate; estimates of future shallow gas drilling locations and the predictability of production and cash flow therefrom; projections of future refinery expansions and capacities (including the anticipated capital costs thereof and comparisons of such capital costs to the projected capital costs of Alberta based projects); the future development potential for the Borealis and Narrows Lake assets; expected timing for holding Cenovus’s first annual meeting; EnCana’s expected ranking as a leading gas producer; potential future and long-term production growth rates, anticipated life of proved reserves, free cash flow, dividends and normal course issuer bid share purchases for both EnCana and Cenovus; estimates of EnCana’s 2009 cash flow and capital investments; estimates of EnCana’s cash flow, operating cash flow, operating and general and administrative costs, natural gas production, oil and NGLs production and capital investments and net acquisitions and divestitures for 2009; estimates of EnCana’s key resource plays’ production, capital and wells planned for 2009; estimates of Cenovus’s cash flow, operating cash flow, operating and general and administrative costs, natural gas production, oil and NGLs production, and capital investments for 2009; estimates of Cenovus’s key resource plays’ production, capital and wells planned for 2009; estimates of Cenovus’s bitumen capacity in 2017; the expected size and ranking of EnCana and Cenovus as compared to other companies in Canada and industry peers; the expected pro forma characteristics of EnCana and Cenovus (including estimated 2009 natural gas, oil and NGLs production, reserves and resources, developed and undeveloped land holdings, operating cash flow, operating costs, employees, divisions, resource plays, refineries and refining capacities); the expected impact of the transaction on EnCana’s employees, operations, suppliers, business partners and stakeholders; statements respecting future pre-transaction and post-transaction financial metrics (including debt to capitalization); estimated capitalization and adequacy thereof for each of EnCana and Cenovus; expected credit ratings and investment grade ratings for each of EnCana and Cenovus; the financing plans and initiatives that may be undertaken by Cenovus; the projected tax consequences of the transactions, including the acceleration of future taxes and increase in cash taxes in 2009, and the tax impact on Shareholders; the impact of the transactions on employment and employment growth; the amount and timing for the anticipated payment to be made by Cenovus to EnCana to acquire the Cenovus Assets in connection with the transaction, the estimated costs of the transaction; the satisfaction of the conditions to consummate the Arrangement; the process for obtaining regulatory and other approvals; the expected completion date of the Arrangement; the anticipated effect of the Arrangement, including the consequences of non-completion of the same on EnCana; the expected terms of the Separation Agreement and other intercompany arrangements; and other statements that are not historical facts, are also forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on our current expectations, estimates and assumptions. All such forward-looking statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: risks associated with the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the proposed transaction (including, regulatory and shareholder approvals); the risk that any applicable conditions of the proposed transaction may not be satisfied; volatility of and assumptions regarding oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and NGLs from resource plays and other sources not currently classified as proved reserves; the ability to successfully manage and operate the integrated North American oil business with ConocoPhillips; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of EnCana and Cenovus; the ability to replace and increase oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

It is important to know that:

•	unless otherwise indicated, forward-looking statements in this Information Circular and its appendices describe our expectations as at October 20, 2009;

•	our actual results or actual events could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize, and accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and

•	we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws.

We made a number of assumptions in making forward-looking statements in this Information Circular (which includes the Appendices). In particular, in making these statements, we have assumed, among other things, that the Arrangement will receive the required Shareholder approval and that the other conditions to the Arrangement will be satisfied on a timely basis in accordance with their terms.

Certain factors could cause results or events related to the proposed Arrangement to differ materially from current expectations. For a discussion regarding such risks, see “Risk Factors”.

PRESENTATION OF FINANCIAL INFORMATION

All financial statements and financial information with respect to EnCana and Cenovus Energy in this Information Circular have been presented in U.S. dollars and in accordance with Canadian GAAP unless otherwise noted. “Cash Flow”, “Operating Earnings”, “Capitalization” and “Adjusted EBITDA” are not recognized measures under Canadian GAAP. Management of EnCana believes that in addition to the financial information presented in accordance with Canadian GAAP, the non-GAAP measures identified above are useful supplemental measures. Shareholders are cautioned, however, that these supplemental measures should not be construed as an alternative to “Cash Flow from Operating Activities” and “Net Earnings” or other measures determined in accordance with Canadian GAAP as an indication of EnCana’s or Cenovus’s performance or expected performance.

“Cash Flow” is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital. While cash flow measures are considered non-GAAP, they are commonly used in the oil and gas industry and by EnCana to assist management of EnCana and investors in measuring EnCana’s ability to finance capital programs and meet financial obligations.

“Operating Earnings” is a non-GAAP measure that adjusts Net Earnings by non-operating items that management of EnCana believes reduce the comparability of EnCana’s underlying financial performance between periods. Operating Earnings is defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

“Capitalization” is a non-GAAP measure defined as debt plus shareholders’ equity. “Adjusted EBITDA” is a non-GAAP measure defined as net earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization. Debt to capitalization and debt to adjusted EBITDA are ratios that management of EnCana use to steward EnCana’s overall debt position and to measure EnCana’s overall financial strength.

EnCana’s method of calculating non-GAAP measures may differ from other issuers and, accordingly, such measures may not be comparable to measures used by other issuers. Reconciliations of certain non-GAAP measures used in this Information Circular to the most directly comparable Canadian GAAP measures are set out in Appendix “L” – “Presentation of Financial Information”.

GLOSSARY OF TERMS

In this Information Circular, unless the context otherwise requires, “you” and “your” refer to the Shareholders, as applicable, and “we”, “us” and “our” refer to EnCana.

The following is a glossary of certain terms used in this Information Circular:

“2014 Notes” means the U.S.$800,000,000 aggregate principal amount of 4.50% senior notes due September 15, 2014 issued by Subco on September 18, 2009;

“2019 Notes” means the U.S.$1,300,000,000 aggregate principal amount of 5.70% senior notes due October 15, 2019 issued by Subco on September 18, 2009;

“2039 Notes” means the U.S.$1,400,000,000 aggregate principal amount of 6.75% senior notes due November 15, 2039 issued by Subco on September 18, 2009;

“Acquisition Sub” means EnCana Acquisition ULC, an unlimited liability corporation incorporated under the Business Corporations Act, R.S.A. 2000, c. B-9 and a wholly-owned subsidiary of EnCana;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement, or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the Arrangement Agreement dated as of October 20, 2009 among EnCana, Cenovus and Subco, a copy of which is attached as Appendix “B” to this Information Circular, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of Shareholders approving the Arrangement to be considered at the Meeting, the full text of which is set out in Appendix “A” to this Information Circular;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement, to be filed with the Director once the conditions precedent to completion of the Arrangement have been satisfied or waived;

“Assumed Liabilities” means the liabilities to be assumed by Subco pursuant to the Separation Agreement and described under “The Arrangement – Pre-Arrangement Reorganization”;

“Board” means the board of directors of EnCana;

“Canadian GAAP” means generally accepted accounting principles as in effect in Canada;

“Canadian Tax Ruling” means the advance income tax ruling and opinions received from the CRA with respect to certain aspects of the Pre-Arrangement Reorganization, the Arrangement and certain other transactions and includes any replacements thereof and amendments and supplements thereto received or anticipated to be received from the CRA;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and the regulations thereunder;

“CDS” means CDS Clearing and Depository Services Inc.;

“Cenovus” means 7050372 Canada Inc., a corporation incorporated under the CBCA, which will be amalgamated with Subco on the Effective Date with the resulting amalgamated corporation to be named “Cenovus Energy Inc.”;

“Cenovus Assets” means the assets to be transferred by EnCana to Subco pursuant to the Separation Agreement and described under “The Arrangement – Pre-Arrangement Reorganization”;

“Cenovus Board” means the board of directors of Cenovus, as constituted from time to time;

“Cenovus Businesses” means, collectively, the Canadian Plains Division and the Integrated Oil Division of EnCana;

“Cenovus Common Shares” means the common shares in the capital of Cenovus to be issued to Shareholders pursuant to the Arrangement in exchange for EnCana Special Shares, and which will continue to be common shares in the capital of Cenovus upon the amalgamation of Cenovus and Subco;

“Cenovus DSU Plans” means, collectively, the Deferred Share Unit Plan for Directors of Cenovus and the Deferred Share Unit Plan for Employees of Cenovus, and which will continue to be the Cenovus DSU Plans upon the amalgamation of Cenovus and Subco;

“Cenovus DSUs” means deferred share units to be granted by Cenovus to certain holders of EnCana DSUs pursuant to the Arrangement, and which will continue to be Cenovus DSUs upon the amalgamation of Cenovus and Subco;

“Cenovus Employee Stock Option Plan” means the Employee Stock Option Plan adopted by Cenovus to be ratified and approved by the Cenovus Employee Stock Option Plan Resolution, and which will continue to be the Cenovus Employee Stock Option Plan upon the amalgamation of Cenovus and Subco;

“Cenovus Employee Stock Option Plan Resolution” means the ordinary resolution of Shareholders ratifying and approving the Cenovus Employee Stock Option Plan, to be considered at the Meeting;

“Cenovus ESAR Plan” means the stand-alone Employee Stock Appreciation Rights Plan adopted by Cenovus, and which will continue to be the Cenovus ESAR Plan upon the amalgamation of Cenovus and Subco;

“Cenovus First Preferred Shares” means the first preferred shares in the capital of Cenovus;

“Cenovus Note Offering” means the offering of the 2014 Notes, 2019 Notes and 2039 Notes by Subco on September 18, 2009;

“Cenovus Notes” means, collectively, the 2014 Notes, the 2019 Notes and the 2039 Notes;

“Cenovus Options” means the options to acquire Cenovus Common Shares, including any associated tandem stock appreciation rights, to be granted by Cenovus pursuant to the Cenovus Employee Stock Option Plan and includes, following completion of the Arrangement, Cenovus Replacement Options;

“Cenovus Preferred Shares” means, collectively, the Cenovus First Preferred Shares and Cenovus Second Preferred Shares;

“Cenovus Replacement Options” means the options to acquire Cenovus Common Shares, including any associated tandem stock appreciation rights, to be granted by Cenovus to the holders of EnCana Options pursuant to the Arrangement, and which will continue to be the Cenovus Replacement Options upon the amalgamation of Cenovus and Subco;

“Cenovus Replacement SARs” means the stand-alone stock appreciation rights to be granted by Cenovus to the holders of EnCana SARs pursuant to the Arrangement, and which will continue to be the Cenovus Replacement SARs upon the amalgamation of Cenovus and Subco;

“Cenovus SARs” means the stand-alone stock appreciation rights to be granted by Cenovus pursuant to the Cenovus ESAR Plan and includes, following completion of the Arrangement, Cenovus Replacement SARs;

“Cenovus Second Preferred Shares” means the second preferred shares in the capital of Cenovus;

“Cenovus Shareholder Rights Plan” means the shareholder rights plan adopted by Cenovus pursuant to the Cenovus Shareholder Rights Plan Agreement, to be ratified and approved by the Shareholder Rights Plan Resolution, and which will continue to be the Cenovus Shareholder Rights Plan upon the amalgamation of Cenovus and Subco;

“Cenovus Shareholder Rights Plan Agreement” means the shareholder rights plan agreement dated as of October 20, 2009 between Cenovus and CIBC Mellon, as rights agent;

“Cenovus Special Shares” means the non-voting, redeemable, retractable preference shares in the capital of Cenovus that will be amended pursuant to the Arrangement, having the rights, privileges, restrictions and conditions set out in Schedule “F” of the Plan of Arrangement and which will be removed from the capital of Cenovus pursuant to the Arrangement;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director, pursuant to Section 192(7) of the CBCA, in respect of the Articles of the Arrangement;

“CIBC” means CIBC World Markets Inc., the independent financial advisor to the Board;

“CIBC Mellon” means CIBC Mellon Trust Company;

“Claim” means any act, omission or state of facts, or any demand, action, suit, proceeding, claim, assessment, judgment, settlement or other compromise relating thereto;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“CORE project” means the coker and refinery expansion project at the Wood River Refinery in Illinois, United States;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“DBRS” means DBRS Limited and its successors;

“Demand for Payment” means a written notice of a Registered Shareholder containing his or her name and address, the number of Dissent Shares and a demand for payment of the fair value of such shares, submitted to EnCana in accordance with the Dissent Procedures;

“Director” means the director appointed under Section 260 of the CBCA;

“Dissent Notice” means a written objection of a Registered Shareholder to the Arrangement Resolution provided to EnCana in accordance with the Dissent Procedures;

“Dissent Procedures” means the dissent procedure under Section 190 of the CBCA, a copy of which is attached as Appendix “K” to this Information Circular, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, and as described under “Dissenting Shareholders’ Rights”;

“Dissent Rights” means the rights of dissent of a Registered Shareholder in respect of the Arrangement Resolution pursuant to Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, and as described under “Dissenting Shareholders’ Rights”;

“Dissent Share” means an EnCana Common Share in respect of which the Dissent Right has validly been exercised and not withdrawn by a Dissenting Shareholder;

“Dissenting Shareholder” means a Shareholder who validly dissents from the Arrangement Resolution in compliance with the Dissent Rights and who has not withdrawn the exercise of such Dissent Rights and is ultimately determined to be paid fair value in respect of the EnCana Common Shares held by such Shareholder;

“Distribution Record Date” means December 7, 2009, or such other date as EnCana may select;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement issued by the Director, which is anticipated to be November 30, 2009;

“Effective Time” means the time at which the steps to complete the Arrangement will commence, which will be 6:00 a.m. (Calgary time) on the Effective Date, subject to any amendment or variation in accordance with the terms of the Arrangement Agreement, and except as otherwise specified for the transactions referred to in the Plan of Arrangement;

“Eligible Holder” means a Shareholder (other than a Dissenting Shareholder):

(a)	who is resident in Canada for purposes of the Tax Act, other than any such holder who is exempt from tax under Part I of the Tax Act;

(b)	who is a non-resident of Canada for purposes of the Tax Act and whose EnCana Common Shares constitute taxable Canadian property (as defined in the Tax Act and the Tax Proposals), provided that any gain realized by such non-resident holder on the disposition of EnCana Common Shares would not be exempt from tax under the Tax Act by virtue of any applicable tax treaty; or

(c)	that is a partnership that owns EnCana Common Shares if one or more of its members would be an Eligible Holder if such member directly held such EnCana Common Shares;

“Employee Matters Agreement” means the employee matters agreement to be dated before the Effective Date between EnCana, Subco and Cenovus regarding certain transitional employee matters in respect of EnCana and Cenovus after completion of the Arrangement, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“EnCana” means EnCana Corporation, a corporation existing under the CBCA;

“EnCana Common Shares” means the common shares in the capital of EnCana as constituted on the date of this Information Circular;

“EnCana DRIP” means the dividend reinvestment plan of EnCana established on April 21, 2008;

“EnCana DSU Plans” means, collectively, the Deferred Share Unit Plan for Directors of EnCana and the Deferred Share Unit Plan for Employees of EnCana;

“EnCana DSUs” means deferred share units granted or to be granted under the EnCana DSU Plans;

“EnCana Employee Stock Option Plan” means EnCana’s Key Employee Stock Option Plan (including any predecessor plans thereto);

“EnCana ESAR Plan” means EnCana’s Employee Stock Appreciation Rights Plan;

“EnCana First Preferred Shares” means the first preferred shares in the capital of EnCana;

“EnCana Options” means the options to acquire EnCana Common Shares, including any associated tandem stock appreciation rights, granted or to be granted by EnCana pursuant to the EnCana Employee Stock Option Plan and including, following completion of the Arrangement, EnCana Replacement Options;

“EnCana Preferred Shares” means, collectively, the EnCana First Preferred Shares and EnCana Second Preferred Shares;

“EnCana Replacement Options” means the options to acquire New EnCana Common Shares, including any associated tandem stock appreciation rights, to be granted by EnCana to the holders of EnCana Options pursuant to the Arrangement;

“EnCana Replacement SARs” means the stand-alone stock appreciation rights to be granted by EnCana to the holders of EnCana SARs pursuant to the Arrangement;

“EnCana SARs” means the stand-alone stock appreciation rights granted or to be granted by EnCana pursuant to the EnCana ESAR Plan and including, following completion of the Arrangement, EnCana Replacement SARs;

“EnCana Second Preferred Shares” means the second preferred shares in the capital of EnCana;

“EnCana Shareholder Rights Plan” means the amended and restated shareholder rights plan dated April 28, 2004 between EnCana and CIBC Mellon, as rights agent;

“EnCana Special Shares” means the non-voting, redeemable, retractable preference shares in the capital of EnCana to be created pursuant to the Arrangement, having the rights, privileges, restrictions and conditions set out in Schedule “A” of the Plan of Arrangement and which will be removed from the capital of EnCana pursuant to the Arrangement;

“Fairness Opinion” means the written fairness opinion of CIBC delivered to the Board and described under “The Arrangement – Fairness Opinion”, a copy of which is attached as Appendix “C” to this Information Circular;

“FCCL” means FCCL Partnership, a general partnership formed under the Partnership Act, R.S.A. 2000, c. P-3, as amended;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

“Georgeson” means Georgeson Shareholder Communications Canada Inc.;

“Information Circular” means this information circular dated October 20, 2009 together with all appendices hereto and documents incorporated by reference herein, distributed by EnCana in connection with the solicitation of proxies at the Meeting;

“Interim Order” means the interim order of the Court dated October 16, 2009 under subsection 192(4) of the CBCA which provides for the calling and holding of the Meeting, a copy of which is attached as Appendix “D” to this Information Circular, as the same may be amended by the Court;

“Intermediary” means an intermediary that a Non-Registered Shareholder deals with in respect of its EnCana Common Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans;

“IRS” means the U.S. Internal Revenue Service;

“Meeting” means the special meeting of Shareholders to be held at 10:00 a.m. (Calgary time) on Wednesday, November 25, 2009, and any adjournment or postponement thereof, for the purposes of considering and, if deemed appropriate, approving the Arrangement Resolution, the Cenovus Employee Stock Option Plan Resolution and the Shareholder Rights Plan Resolution;

“Moody’s” means Moody’s Investor Services, Inc. and its successors;

“New EnCana Common Shares” means the new common shares in the capital of EnCana to be created pursuant to the Arrangement and to be issued to Shareholders pursuant to the Arrangement in partial exchange for the existing EnCana Common Shares, and to be represented by existing EnCana Common Share certificates;

“NI 51-101” means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators;

“Non-Registered Shareholder” means a Shareholder whose EnCana Common Shares are registered either in the name of an Intermediary or in the name of a depository;

“Non-Resident Shareholder” means a Shareholder who, for the purposes of the Tax Act and at all relevant times, is not resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, its EnCana Common Shares in, or in the course of, carrying on business in Canada;

“NYSE” means the New York Stock Exchange;

“Offer to Pay” means a written offer to a Dissenting Shareholder who has submitted a Demand for Payment to pay the fair value for the number of EnCana Common Shares in respect of which that Dissenting Shareholder dissents, all in compliance with the Dissent Procedures;

“Plan of Arrangement” means the plan of arrangement involving EnCana, Cenovus and Subco and the Shareholders, a copy of which is attached as Appendix “A” to the Arrangement Agreement attached as Appendix “B” to this Information Circular, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Pre-Arrangement Reorganization” means the reorganization mechanics to be effected prior to the Arrangement becoming effective and described under “The Arrangement – Pre-Arrangement Reorganization”;

“PUC” means paid-up capital, as that term is defined in subsection 89(1) of the Tax Act;

“Record Date” means the close of business on Tuesday, October 6, 2009;

“Registered Shareholder” means a Shareholder whose name is set out in EnCana’s shareholder register maintained by the Transfer Agent;

“Reorganization Time” means the time that all or substantially all of the Cenovus Assets are transferred by EnCana to Subco and the Assumed Liabilities are assumed by Subco, which is anticipated to be 12:10 a.m. (Calgary time) on the Effective Date;

“Reserves Reports” means, collectively, the reserves report prepared by McDaniel & Associates Consultants Ltd. with a preparation date of January 16, 2009, the reserves report prepared by GLJ Petroleum Consultants Ltd. with a preparation date of January 23, 2009, the reserves report prepared by Netherland, Sewell & Associates, Inc. with a preparation date of January 19, 2009, and the reserves report prepared by DeGolyer & MacNaughton with a preparation date of January 20, 2009, each with an effective date of December 31, 2008;

“Right” means a right issued pursuant to the EnCana Shareholder Rights Plan or the Cenovus Shareholder Rights Plan, as applicable;

“S&P” means Standard & Poor’s Corporation, a division of The McGraw-Hill Companies, Inc. and its successors;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

“Separation” means the separation of the Cenovus Businesses into a separate public company pursuant to the Separation Agreement and the Arrangement;

“Separation Agreement” means the separation and transition agreement to be dated before the Effective Date between EnCana, Subco and Cenovus regarding the transfer of the Cenovus Assets from EnCana to Subco, the assumption of the Assumed Liabilities by Subco and certain transitional arrangements after completion of the Arrangement, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Shareholder” means a holder of EnCana Common Shares;

“Shareholder Rights Plan Resolution” means the ordinary resolution of Shareholders approving the Cenovus Shareholder Rights Plan, to be considered at the Meeting;

“Subco” means Cenovus Energy Inc. (formerly named EnCana Finance Ltd.), a corporation continued under the CBCA, which will be amalgamated with Cenovus on the Effective Date with the resulting amalgamated corporation to be named “Cenovus Energy Inc.”;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, and the regulations thereunder;

“Tax Proposals” means all specific proposals to amend the Tax Act publicly announced or published by or on behalf of the Minister of Finance (Canada) or otherwise made known to EnCana prior to the date of this Information Circular;

“Transfer Agent” means CIBC Mellon, as registrar and transfer agent of EnCana;

“TSX” means the Toronto Stock Exchange;

“United States” and “U.S.” means the United States of America;

“U.S. GAAP” means generally accepted accounting principles as in effect in the United States;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

“U.S. Tax Ruling” means the private letter ruling received from the IRS confirming the U.S. federal income tax consequences of certain aspects of the Pre-Arrangement Reorganization, the Arrangement and certain other transactions and includes any amendments and supplements thereto; and

“WRB” means WRB Refining LLC.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
bbl	barrel	Tcf	trillion cubic feet
bbls/d	barrels per day	Bcf	billion cubic feet
Mbbls/d	thousand barrels per day	Mcf	thousand cubic feet
MMbbls	million barrels	MMcf	million cubic feet
NGLs	natural gas liquids	MMcf/d	million cubic feet per day
BOE	barrel of oil equivalent	Mcfe	thousands of cubic feet equivalent
MBOE	thousand barrels of oil equivalent	Mcfe/d	thousands of cubic feet equivalent per day
BOE/d	barrel of oil equivalent per day	MMcfe	millions of cubic feet equivalent
MBOE/d	thousands of barrels of oil equivalent per day	MMcfe/d MMbtu	millions of cubic feet equivalent per day million British thermal units

In this Information Circular, certain crude oil and NGLs volumes have been converted to MMcfe or Mcfe on the basis of one bbl to six Mcf. Also, certain natural gas volumes have been converted to BOE or MBOE on the same basis. MMcfe, Mcfe, BOE and MBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

SUMMARY

The following summary is an overview only of the information in this Information Circular. It should be read in conjunction with the more detailed information that is referred to or appears elsewhere in this document, including the Appendices and documents that are incorporated by reference in this Information Circular. The capitalized words and terms used in this document are defined in the Glossary of Terms starting on page 5.

 ABOUT THE MEETING

Date and Time of the Meeting

A special meeting of Shareholders will be held at the Hyatt Regency Calgary, Imperial Ballroom, 700 Centre Street S.E., Calgary, Alberta, Canada on Wednesday, November 25, 2009 at 10:00 a.m. (Calgary time).

What the Meeting is About

Shareholders are being asked to approve a plan of arrangement under the CBCA whereby, among other things, each Shareholder (other than a Dissenting Shareholder) will receive one New EnCana Common Share (which will continue to be represented by existing EnCana Common Share certificates) and one Cenovus Common Share in exchange for each EnCana Common Share held. Shareholders are also being asked to ratify and approve the Cenovus Employee Stock Option Plan and the Cenovus Shareholder Rights Plan.

Who Can Vote

The Board has set the close of business on Tuesday, October 6, 2009 as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting or any adjournment or postponement. On the Record Date, 751,224,659 EnCana Common Shares were outstanding. Shareholders are entitled to one vote for each EnCana Common Share they own on the Record Date. If, for any reason, a Shareholder on the Record Date does not receive notice of the Meeting, he or she still has the right to vote at the Meeting. See “General Proxy Matters”.

 ABOUT THE ARRANGEMENT

The Arrangement involves the division of EnCana into two highly focused and independent publicly traded energy companies – one (EnCana) a pure-play natural gas company focused on the development of unconventional resources in North America and the other (Cenovus) an integrated oil company focused on enhanced oil recovery supported by established crude oil and natural gas plays. The proposed corporate reorganization of EnCana is designed to enhance long-term value for Shareholders by creating two sustainable, independent, publicly traded companies, each with an ability to pursue and achieve greater success by employing operational strategies best suited to its unique assets and business plans.

If the proposed Arrangement is approved by the Shareholders and the Court and the other conditions precedent to completion of the Arrangement are satisfied or waived, EnCana will be divided into two separate publicly traded companies and each Shareholder (other than a Dissenting Shareholder) will receive one New EnCana Common Share (which will continue to be represented by existing EnCana Common Share certificates) and one Cenovus Common Share in exchange for each EnCana Common Share held.

See “The Arrangement – Arrangement Mechanics”. The Plan of Arrangement is attached as Appendix “A” to the Arrangement Agreement which is attached as Appendix “B” to this Information Circular.

 RECOMMENDATION OF THE BOARD

The Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of EnCana and its Shareholders and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Board”.

Each director and executive officer of EnCana has advised that they intend to vote his or her EnCana Common Shares FOR the Arrangement Resolution. See “The Arrangement – Intention of EnCana Directors and Executive Officers”.

 WHY THE BOARD RECOMMENDS
  THE ARRANGEMENT

The Board, in consultation with EnCana’s legal and financial advisors and in consultation with the Board’s independent legal and financial advisors, has carefully evaluated the proposed corporate reorganization and Arrangement and has unanimously: (i) determined that the Arrangement is fair to Shareholders; (ii) determined that the Arrangement is in the best interests of EnCana and its Shareholders; and (iii) recommended that Shareholders vote FOR the Arrangement Resolution. In reaching these determinations, the Board considered, among other things, the following factors:

•  Sharper Business Focus – The Arrangement will provide each company with a clear mandate to pursue its independent short and long-term objectives and strategies best suited to its unique assets, expertise and business opportunities. EnCana will be a pure-play natural gas company that will strategically expand and develop its diversified portfolio of North American resource plays concentrated in many of the lowest cost natural gas basins. Cenovus will focus on an integrated oil business, growing production from its bitumen and heavy oil assets in northeast Alberta and strategically expanding its U.S. refining assets to be able to process Canadian heavy oil and to produce high quality transportation fuels;

•  Strategic Positioning and Growth – The Arrangement will improve and expand the strategic positioning and growth opportunities of each company. EnCana will be able to focus on the development of its rich unconventional asset base in key natural gas basins in North America. With over 15 million net acres of land including major positions in several emerging natural gas shale plays in North America such as the Horn River play in northeast British Columbia and the Haynesville play in Texas and Louisiana, EnCana expects to grow its production in the range of 9 to 12 percent annually over the next five years. Cenovus will leverage its expertise and knowledge of enhanced oil technology to grow production from its vast enhanced oil assets. Foster Creek and Christina Lake in northeast Alberta currently have the capacity to produce approximately 138,000 gross barrels of bitumen per day (69,000 barrels of bitumen per day net). Over the next five years, Cenovus will target to grow these projects in the range of 10 to 15 percent and plans to increase capacity to approximately 400,000 gross barrels of bitumen per day (200,000 barrels of bitumen per day net) in 2017. The development of these bitumen projects is supported by the refining and coking capacity at Cenovus’s two U.S. refineries (Cenovus has a 50 percent interest in the Wood River, Illinois and Borger, Texas refineries). Both of these refineries are capable of processing heavy crude oil and producing high quality transportation fuels. The development of Cenovus’s integrated assets will be supported by a solid base of natural gas and crude oil production from Alberta and Saskatchewan;

•  Increased Shareholder Value – The Arrangement is expected to increase operational and financial transparency within each of the companies. This should allow investors and analysts to more accurately compare and evaluate each company on a stand-alone basis against appropriate peers, benchmarks and performance criteria specific to that company. It is expected that the separate companies will, in the aggregate, achieve a higher valuation compared to the valuation that would be accorded if all of EnCana’s assets continued to be held within the same company;

•  Focused Investment Decision – The Arrangement will provide Shareholders with an independent investment opportunity, in respect of a pure-play natural gas company and an integrated oil company, allowing Shareholders to initially retain ownership in both companies;

•  Focused Incentives for Employees – The Arrangement will provide new opportunities within each company for employees to take on new challenges and expand their expertise. Each of EnCana and Cenovus will provide incentives to employees that closely align their interests with the performance of the business unit of the company within which they are employed;

•  Experienced Leadership – Each company will be led by experienced directors and executives who have demonstrated success building EnCana and who have the requisite experience and ability to grow their respective companies;

•  Independent Access to Capital – Each company will have independent access to capital (equity and debt) which management believes will result in more focused capital allocation practices including an appropriately focused alignment of debt capacity with the individual cash generation profile and growth opportunities of each company. The growth profile of each company is expected to be funded internally;

•  Fairness of Consideration – CIBC provided the Fairness Opinion which concluded that the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders; and

•  Neutral Tax Treatment – The Arrangement will generally occur on a tax-deferred basis for Shareholders resident in Canada or the United States who hold their EnCana Common Shares as capital property.

See “The Arrangement – Background to the Arrangement” and “The Arrangement – Reasons for the Arrangement”.

 FAIRNESS OPINION

In connection with the evaluation by the Board of the Arrangement, the Board received an opinion from CIBC in respect of the fairness, from a financial point of view, to Shareholders of the consideration to be received by Shareholders pursuant to the Arrangement. The Fairness Opinion is summarized under “The Arrangement – Fairness Opinion”, and a copy of the Fairness Opinion, which sets forth the assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken, is attached as Appendix “C” to this Information Circular. Shareholders are urged to, and should, read the Fairness Opinion in its entirety. The Fairness Opinion is not a recommendation as to how Shareholders should vote in respect of the Arrangement Resolution.

 DESCRIPTION OF ENCANA POST-
 ARRANGEMENT

Following completion of the Arrangement, EnCana is expected to retain its standing as a leading North American natural gas producer and will be a pure-play natural gas company focused on the development of unconventional resources across North America. EnCana will have a strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins, stretching from northeast British Columbia to east Texas and Louisiana. With a land position of approximately 15.6 million net acres and demonstrated leadership in leveraging technology to unlock unconventional resources, EnCana is positioned to deliver strong, sustainable long-term production growth. Following completion of the Arrangement, EnCana will produce an estimated 2.8 billion cubic feet of natural gas per day, or approximately four percent of the natural gas produced in the United States and Canada.

EnCana’s portfolio of eight natural gas key resource plays will include Greater Sierra in British Columbia (including the emerging Horn River shale play), Cutbank Ridge (including the Montney formation) straddling Alberta and British Columbia, Bighorn and Horseshoe Canyon Coalbed Methane (“CBM”) in Alberta, Jonah in Wyoming, Piceance in Colorado, and East Texas and Fort Worth in Texas. EnCana has assembled large land and resource positions within many of the emerging North American natural gas plays including the Horn River shale in British Columbia and the Haynesville shale in Texas and Louisiana. These and other emerging plays have the potential to add significant reserves and production to EnCana’s strong portfolio of natural gas assets.

Following completion of the Arrangement, EnCana will continue its disciplined and methodical approach to the development of unconventional resources. This begins with the identification of early-stage, geographically expansive gas-charged basins and then assembling large land positions capturing the core resource opportunities. EnCana then focuses on determining the most cost efficient means for unlocking natural gas through a combination of detailed reservoir studies and pilot testing available and emerging drilling and completions technologies. EnCana’s operational and management advances, geo-science knowledge and innovation are applied on a large scale in a manufacturing-style development approach that extends over many years, typically decades. Capital and operating efficiencies will be pursued on an ongoing basis and shared company wide in order to leverage improvements across EnCana’s expansive portfolio. By leveraging economies of scale, EnCana has been able to consistently deliver among the lowest cost structures for natural gas development in the industry.

Following completion of the Arrangement, EnCana will be focused on maximizing margins and increasing shareholder value. Over the next five years, EnCana will target an average annual production growth rate in the range of 9 to 12 percent, and is expected to deliver sufficient cash flow to exceed planned expenditures. It is expected that free cash flow will be used to, among other things, pay a dividend and allow for the potential purchases of New EnCana Common Shares pursuant to a normal course issuer bid program. Dividends and share purchases pursuant to a normal course issuer bid program will be at the sole discretion of the Board. EnCana will focus on the objectives of both capital and financial discipline, lowering cost structures and leveraging technology to generate higher returns and support the development of its portfolio. EnCana’s large portfolio of investment opportunities will provide the flexibility to pursue the most capital efficient projects while minimizing the impact of localized operational constraints or cost inflation. Current development projects are well positioned in many of the lowest supply cost basins in North America. In addition, EnCana intends to maintain a strong balance sheet, targeting a debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times.

EnCana’s operations will primarily be located in Canada and the U.S. All of EnCana’s current proved reserves and production are located in North America. EnCana will also hold select international upstream assets as well as midstream assets in North America.

As at December 31, 2008, the properties that will remain with EnCana post-Arrangement had net proved reserves of approximately 11,823 billion cubic feet of natural gas and approximately 97 million barrels of crude oil and NGLs, as estimated by independent qualified reserves evaluators. Proved developed reserves comprise approximately 59 percent of total natural gas reserves and approximately 70 percent of crude oil and NGLs reserves. The estimated reserves life index as at year end 2008 would have been approximately 10.8 years. Each year, EnCana’s reserves are 100 percent evaluated by external, independent qualified reserves evaluators.

It is expected that EnCana’s post-Arrangement operations will be divided into two operating divisions:

•	Canadian Division, comprised of the pre-Arrangement Canadian Foothills Division which includes the majority of EnCana’s Canadian natural gas resource plays: Greater Sierra (including the emerging Horn River shale play), Cutbank Ridge (including the Montney formation), Bighorn and Horseshoe Canyon CBM, as well as Deep Panuke in Atlantic Canada; and

•	USA Division, comprised of the pre-Arrangement USA Division which includes the upstream U.S. assets including its U.S. natural gas resource plays: Jonah, Piceance, East Texas, Fort Worth and the emerging Haynesville Shale.

EnCana may reorganize or rename its operating divisions after the Effective Date to reflect and account for the operations of EnCana following the completion of the Arrangement.

See Appendix “E” – “Information Concerning EnCana Post-Arrangement” for a further description of the business of EnCana after giving effect to the Arrangement.

Following completion of the Arrangement, the directors and executive officers of EnCana will be as follows:

Directors

David P. O’Brien (non-Executive Chairman)
Randall K. Eresman
Claire S. Farley
Barry W. Harrison
Jane L. Peverett
Allan P. Sawin
Clayton H. Woitas

Executive Officers

Name	Position
Randall K. Eresman	President & Chief Executive Officer

Sherri A. Brillon	Executive Vice-President & Chief Financial Officer

Michael M. Graham	Executive Vice-President (President, Canadian Division)

Robert A. Grant	Executive Vice-President, Corporate Development, EH&S and Reserves

Eric D. Marsh	Executive Vice-President, Natural Gas Economy

R. William Oliver	Executive Vice-President & Chief Corporate Officer

William A. Stevenson	Executive Vice-President & Chief Accounting Officer

Jeff E. Wojahn	Executive Vice-President (President, USA Division)

Renee E. Zemljak	Executive Vice-President, Marketing, Midstream & Fundamentals

See “Information Concerning EnCana Post-Arrangement” and Appendix “E” – “Information Concerning EnCana Post-Arrangement”.

 DESCRIPTION OF CENOVUS POST- ARRANGEMENT

Following completion of the Arrangement, Cenovus will be positioned to be a leading integrated oil company anchored by stable production and cash flow from well-established crude oil and natural gas plays and will be integrated from crude oil production through to refined products. Cenovus will focus on the development of its Canadian bitumen assets in northeast Alberta and its refinery interests in the United States, underpinned by a well-established natural gas and crude oil production base in Alberta and Saskatchewan. Cenovus plans to continue leveraging technology to unlock unconventional oil reservoirs. Cenovus’s assets will include EnCana’s Integrated Oil and Canadian Plains Divisions, which comprise approximately one-third of EnCana’s current production and year end 2008 proved reserves. The Integrated Oil Division will include all of the assets within the upstream and downstream integrated oil business with ConocoPhillips, as well as other bitumen interests and the Athabasca natural gas assets. The Integrated Oil Division will have assets in both Canada and the U.S. and will contain two key enhanced oil recovery resource plays: (i) Foster Creek; and (ii) Christina Lake. The Canadian Plains Division will contain established crude oil and natural gas exploration and development assets in Alberta and Saskatchewan and will include three key natural gas and enhanced oil recovery resource plays: (i) Shallow Gas; (ii) Pelican Lake; and (iii) Weyburn. Both divisions will carry out certain market optimization activities in connection with the marketing of crude oil and natural gas.

As at year end 2008, Cenovus would have had a land base of approximately 8.1 million net acres and a proved reserves base of approximately 1,855 billion cubic feet of natural gas reserves and 909 million barrels of crude oil and NGL reserves, including approximately 668 million barrels of bitumen reserves. The estimated proved reserves life index as at year end 2008 would have been approximately 13.3 years. Cenovus will continue to apply the technical expertise developed over a decade of commercial steam-assisted gravity drainage (“SAGD”) production experience at Foster Creek and Christina Lake to its established and emerging enhanced oil recovery plays.

Following completion of the Arrangement, Foster Creek and Christina Lake, through Cenovus’s interest in FCCL, will be operated and 50 percent owned by Cenovus and will comprise the majority of the upstream assets within Cenovus’s integrated oil business. The current production capacity of these key crude oil resource plays is approximately 138,000 gross barrels of bitumen per day and construction is underway to increase production capacity by approximately 29 percent to approximately 178,000 gross barrels of bitumen per day in 2011 with the anticipated completion of the Christina Lake Phase C expansion. During the past decade, Cenovus has implemented a manufacturing approach to the development of its

SAGD resources. As a result, it has a history of being a low cost developer of SAGD projects with phases being developed at capital costs of less than $20,000 per barrel of daily production capacity. Cenovus’s goal will be to increase upstream production capacity at Foster Creek and Christina Lake to approximately 400,000 gross barrels of bitumen per day in 2017. To date, regulatory approvals have been received to develop the capacity to produce approximately 218,000 gross barrels of bitumen per day at Foster Creek and Christina Lake.

A key measure of efficiency for SAGD operations is the amount of steam needed to produce every barrel of bitumen. Due to the high quality of Cenovus’s reservoirs and through the use of innovative technologies, Cenovus has achieved a steam-oil ratio that is one of the lowest in the industry, allowing it to grow and sustain production with smaller plants and fewer wells. Cenovus will be focused on capital discipline and leveraging technology to continue to drive down costs and increase the efficiency of its operations, resulting in a smaller environmental footprint than a project with a higher steam-oil ratio.

Following completion of the Arrangement, the downstream portion of Cenovus’s integrated oil business will consist of two established refineries in Illinois and Texas, operated by ConocoPhillips. Through Cenovus’s interest in WRB, these refineries will each be 50 percent owned by Cenovus and will allow Cenovus to capture the full value chain, from crude oil production through to refined products. In 2007, the Borger Refinery completed a coker addition allowing it to process heavy oil volumes. The CORE project at the Wood River Refinery received regulatory approvals in September 2008 and the project is approximately 62 percent complete as of September 30, 2009. This project will primarily expand heavy oil processing capacity in the Midwest market. This project is expected to be completed in 2011.

Following completion of the Arrangement, Cenovus’s Canadian Plains Division, with its enhanced oil recovery and natural gas key resource plays and additional opportunities in Alberta and Saskatchewan, is expected to be capable of generating strong cash flow to help fund the upstream and downstream expansions within the integrated oil business. Cenovus expects its 2009 natural gas production to average about 820 million cubic feet per day, providing both a natural hedge against fuel costs for the integrated oil production as well as a strong potential stream of free cash flow. The predictable, low decline Shallow Gas resource play has been producing for more than 30 years and is expected to produce more than 650 million cubic feet per day of natural gas in 2009. Cenovus’s other key resource plays will include successful enhanced oil recovery developments at Pelican Lake in northern Alberta and Weyburn in southeastern Saskatchewan, which is the world’s largest CO2 sequestration project.

Future bitumen development opportunities in northern Alberta include deposits in the Narrows Lake and Borealis areas, the Clearwater formation near Foster

Creek and the Grand Rapids formation in the Pelican Lake area.

In 2009, the Cenovus Assets are forecast to produce more than 110,000 barrels per day of oil and NGLs and about 820 million cubic feet per day of natural gas for a total of about 248,000 barrels of oil equivalent per day. Over the next five years, Cenovus will target an average annual bitumen production growth rate in the range of 10 to 15 percent and is expected to deliver sufficient cash flow from its established crude oil and natural gas key resource plays to exceed planned capital expenditures. It is expected that free cash flow will be used to, among other things, pay a dividend and allow for potential purchases of Cenovus Common Shares pursuant to a normal course issuer bid program. Dividends and share purchases pursuant to a normal course issuer bid program will be at the sole discretion of the Cenovus Board. See Appendix “F” – “Information Concerning Cenovus Post-Arrangement – Dividends”. In addition, Cenovus intends to maintain a strong balance sheet, targeting a debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times.

It is expected that Cenovus’s post-Arrangement operations will be divided into two operating divisions:

•	Integrated Oil Division, will include all of the assets within the upstream and downstream integrated oil business with ConocoPhillips, as well as other bitumen interests and the Athabasca natural gas assets. The Integrated Oil Division will have assets in both Canada and the U.S. and will contain two key crude oil resource plays: (i) Foster Creek; and (ii) Christina Lake. The Integrated Oil Division will carry out certain market optimization activities in connection with the marketing of crude oil; and

•	Canadian Plains Division, will contain established crude oil and natural gas exploration and development assets in Alberta and Saskatchewan and will include three key resource plays: (i) Shallow Gas; (ii) Pelican Lake and (iii) Weyburn. The Canadian Plains Division will carry out certain market optimization activities in connection with the marketing of natural gas.

Cenovus may reorganize or rename its operating divisions after the Effective Date to reflect and account for the operations of Cenovus following the completion of the Arrangement.

See Appendix “F” – “Information Concerning Cenovus Post-Arrangement” for a further description of the business of Cenovus after giving effect to the Arrangement.

In order to facilitate the incorporation and organization of Cenovus, including the adoption of the Cenovus Employee Stock Option Plan and the Cenovus Shareholder Rights Plan, three officers of EnCana have been appointed to the Cenovus Board on an interim basis. Immediately following completion of the Arrangement, the directors and executive officers of Cenovus will be as follows:

Directors

Michael A. Grandin (non-Executive Chairman)
Ralph S. Cunningham
Patrick D. Daniel
Ian W. Delaney
Brian C. Ferguson
Valerie A.A. Nielsen
Charles M. Rampacek
Colin Taylor
Wayne G. Thomson

Executive Officers

Name	Position
Brian C. Ferguson	President & Chief Executive Officer

Ivor M. Ruste	Executive Vice-President & Chief Financial Officer

John K. Brannan	Executive Vice-President (President, Integrated Oil Division)

Harbir S. Chhina	Executive Vice-President, Enhanced Oil Development & New Resource Plays

Kerry D. Dyte	Executive Vice-President, General Counsel & Corporate Secretary

Judy A. Fairburn	Executive Vice-President, Environment & Strategic Planning

Sheila M. McIntosh	Executive Vice-President, Communications & Stakeholder Relations

Donald T. Swystun	Executive Vice-President (President, Canadian Plains Division)

Hayward J. Walls	Executive Vice-President, Organization & Workplace Development

By approving the Arrangement Resolution, Shareholders will be deemed to have approved the proposed directors and auditors of Cenovus, which are formally appointed pursuant to the Arrangement. Each of the proposed directors of Cenovus will hold office until the first annual meeting of the holders of Cenovus Common Shares or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated. Cenovus has been granted an exemption by the TSX from being required to hold its first annual meeting of holders of Cenovus Common Shares within six months of December 31, 2009. As a result, the first annual meeting of holders of Cenovus Common Shares is expected to occur in the second quarter of 2011 and, in any event, not later than June 30, 2011, at which time holders of Cenovus Common Shares will vote on the election of directors and appointment of auditors of Cenovus.

See “Information Concerning Cenovus Post-Arrangement” and Appendix “F” – “Information Concerning Cenovus Post-Arrangement”.

 COMPLETION OF THE ARRANGEMENT

Completion of the Arrangement is subject to the conditions precedent in the Arrangement Agreement having been satisfied or waived, including the following:

(a)	the required Shareholder approval of the Arrangement Resolution having been obtained;

(b)	the Canadian Tax Ruling and the U.S. Tax Ruling remaining in full force and effect and all of the transactions referred to in such tax rulings as occurring on or prior to the Effective Time having occurred and all conditions or terms of such tax rulings having been satisfied; and

(c)	the Final Order having been obtained.

Shareholder Approval

The Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting. The Cenovus Employee Stock Option Plan Resolution and the Shareholder Rights Plan Resolution must be approved by a simple majority of the votes cast by Shareholders in person or by proxy at the Meeting. Shareholder approval of the Arrangement Resolution and the Cenovus Employee Stock Option Plan Resolution are conditions precedent to the completion of the Arrangement. Shareholder approval of the Shareholder Rights Plan Resolution is not a condition precedent to completion of the Arrangement.

The Arrangement Agreement provides for the Articles of Arrangement to be filed with the Director at such time as EnCana deems appropriate, in its sole discretion, after the conditions precedent contained in the Arrangement Agreement have been satisfied or waived.

Court Approval

An arrangement under the CBCA requires court approval. Prior to the mailing of this Information Circular, EnCana obtained the Interim Order, which provides for the calling and holding of the Meeting, the provision of Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix “D” to this Information Circular.

It is expected that, subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, an application will be made to the Court for the hearing on the Final Order on November 25, 2009 at 1:15 p.m. (Calgary time). At the hearing on the Final Order, the Court will determine whether to approve the Arrangement in accordance with the legal requirements and the evidence before the Court. Participation in the hearing on the Final Order, including who may participate and present evidence or argument and the procedure for doing so is subject to the terms of the Interim Order and any subsequent direction of the Court. See “Certain Legal and Regulatory Matters”.

 DISSENTING SHAREHOLDERS’ RIGHTS

If you are a Registered Shareholder, you are entitled to exercise a Dissent Right. You are a Registered Shareholder if your name is set out in EnCana’s shareholder register maintained by the Transfer Agent. Your proxy form tells you whether you are a Registered Shareholder.

In order to exercise the Dissent Right, you must ensure that a Dissent Notice is received by EnCana’s Canadian corporate counsel, Bennett Jones LLP, at 4500, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7 (Attention: Anthony L. Friend) or by facsimile transmission to (403) 265-7219 (Attention: Anthony L. Friend) on or before 4:30 p.m. (Calgary time) on the fifth business day immediately preceding the date of the Meeting and as described under “Dissenting Shareholder Rights”.

If the Arrangement is completed, Dissenting Shareholders are entitled to be paid the fair value of their Dissent Shares, and will not be entitled to any other payment or consideration.

See “Dissenting Shareholders’ Rights” if you would like to exercise Dissent Rights. It is recommended that if you wish to exercise the Dissent Right you seek independent legal advice.

 TIMING OF THE ARRANGEMENT

We expect that the Arrangement will be completed on or about November 30, 2009 subject to extension by EnCana. See “Certain Legal and Regulatory Matters – Timing”.

 PRE-ARRANGEMENT REORGANIZATION

Prior to the Effective Date, a number of preliminary transactions to reorganize the business of EnCana have been, and will be, undertaken by EnCana to facilitate the Arrangement in a tax-efficient manner. The effect of the Pre-Arrangement Reorganization will be, among other things, to transfer to Subco, a wholly-owned subsidiary of EnCana, the assets and liabilities associated with the EnCana businesses to be owned and operated by Cenovus after giving effect to the Arrangement.

The Pre-Arrangement Reorganization will cause an acceleration of future taxes that will be recognized in 2009. The impact on 2009 cash tax expense is expected to be an increase of approximately $700 million. This is offset by related tax benefits which are expected to reduce cash tax expense in EnCana and Cenovus by approximately $500 million in 2010. The net effect is an increase in cash tax expense of about $200 million over the two years.

See “The Arrangement – Pre-Arrangement Reorganization”.

 ARRANGEMENT MECHANICS

Once all conditions precedent to completion of the Arrangement have been satisfied or waived, the Articles of Arrangement are expected to be filed at such time as EnCana deems appropriate, in its sole discretion, and the Arrangement will take effect as of the date shown on the Certificate of Arrangement.

Subject to EnCana’s ability to amend the Plan of Arrangement, the steps set forth in the Plan of Arrangement will be deemed to occur in the order set out in the Plan of Arrangement on the Effective Date. See “The Arrangement – Arrangement Mechanics”. As a result of the Arrangement, a Shareholder (other than a Dissenting Shareholder) will be entitled to receive in respect of each outstanding EnCana Common Share, one New EnCana Common Share (which will continue to be represented by existing EnCana Common Share certificates) and one Cenovus Common Share and such holder’s name will be added to the registers of New EnCana Common Shares and Cenovus Common Shares maintained by or on behalf of EnCana and Cenovus, respectively.

See “The Arrangement – Arrangement Mechanics”.

Shares of Dissenting Shareholders

If you are a Dissenting Shareholder and have followed the proper procedures for exercising your Dissent Rights, upon completion of certain transactions in the Arrangement, your EnCana Common Shares will be deemed to be transferred to Acquisition Sub without any further action. You will no longer hold the EnCana Common Shares and will only have the right to be paid fair value for them.

Share Certificates

Upon the Arrangement becoming effective, from and including the Effective Date to and including the Distribution Record Date, share certificates representing EnCana Common Shares will represent the New EnCana Common Shares and Cenovus Common Shares to be issued to Shareholders pursuant to the Arrangement. As soon as practicable after the Distribution Record Date, there will be delivered to each Shareholder of record as at the close of business on the Distribution Record Date, certificates representing the Cenovus Common Shares to which such holder is entitled pursuant to the Arrangement. The certificates representing EnCana Common Shares will be deemed for all purposes thereafter to be certificates representing New EnCana Common Shares and accordingly no new certificates will be issued in respect of New EnCana Common Shares.

See “The Arrangement – Delivery of New Share Certificates”.

Stock Exchange Listings

The Cenovus Common Shares have received conditional listing approval from the TSX and have been authorized for listing on the NYSE subject to notice of issuance. Listing on the TSX is subject to Cenovus fulfilling all of the original listing requirements of the TSX on or before January 5, 2010. The trading symbol for the Cenovus Common Shares will be “CVE” on the TSX and the NYSE. The EnCana Common Shares are currently listed, and the New EnCana Common Shares will continue to be listed, on the TSX and on the NYSE under the trading symbol “ECA”.

We expect that trading in the New EnCana Common Shares and Cenovus Common Shares will commence on an “if, as and when issued” basis on both the TSX and the NYSE on a date in early to mid-November and will be announced by EnCana in a news release. Since EnCana is a reporting issuer, and Cenovus will be designated as a reporting issuer, under applicable Canadian securities laws, the acquisition and beneficial ownership reporting rules under such laws will apply to all purchases of New EnCana Common Shares and Cenovus Common Shares from the commencement of “if, as and when issued” trading in such shares. U.S. beneficial ownership reporting rules will also apply. See “Certain Legal and Regulatory Matters – Securities Law Matters”.

If the Arrangement becomes effective on November 30, 2009, we expect that the EnCana Common Shares with an entitlement to the Cenovus Common Shares will cease trading on the TSX after the close of trading on December 2, 2009 and on the NYSE after the close of trading on December 8, 2009 and that the New EnCana Common Shares and the Cenovus Common Shares will begin trading on the TSX for regular settlement at the opening of trading on December 3, 2009 and on the NYSE for regular settlement at the opening of trading on December 9, 2009. We expect that the “if, as and when issued” trades will settle on December 8, 2009 on the TSX and December 14, 2009 on the NYSE.

See “Certain Legal and Regulatory Matters – Stock Exchange Listings”.

 OTHER MATTERS TO BE VOTED UPON
 AT THE MEETING

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve, by a simple majority of the votes cast by shareholders in person or by proxy at the Meeting, the Cenovus Employee Stock Option Plan Resolution. Approval of the Cenovus Employee Stock Option Plan Resolution by Shareholders is required by the TSX and is a condition precedent to completion of the Arrangement.

At the Meeting, Shareholders will also be asked to consider and, if deemed appropriate, approve, by a simple majority of the votes cast by shareholders in person or by proxy at the Meeting, the Shareholder

Rights Plan Resolution. Approval of the Shareholder Rights Plan Resolution by Shareholders is required by the TSX but such approval is not a condition precedent to completion of the Arrangement.

See “Other Matters to be Acted Upon”.

 CERTAIN CANADIAN FEDERAL
 INCOME TAX CONSIDERATIONS

Tax Ruling

The Canadian Tax Ruling has been received from the CRA, which confirms that the Arrangement generally will occur on a tax-deferred basis for EnCana and Cenovus. Canadian tax counsel to EnCana and Cenovus has opined that the Arrangement generally will occur on a tax-deferred basis for Shareholders resident in Canada who hold their EnCana Common Shares as capital property and who do not choose to recognize a capital gain or a capital loss. EnCana has sought a supplementary Canadian tax ruling and opinion to confirm the opinion of counsel. Although EnCana expects to receive the requested supplemental Canadian tax ruling and opinion before the Effective Date, no assurances can be given in this regard. The Arrangement is not conditional upon the receipt of the requested supplemental Canadian tax ruling and opinion. See “Certain Canadian Federal Income Tax Considerations”.

Non-Dissenting Shareholders

Generally, a non-Dissenting Shareholder that is resident in Canada for purposes of the Tax Act and holds his or her EnCana Common Shares as capital property will be entitled to decide whether to indirectly exchange his or her EnCana Common Shares for New EnCana Common Shares and Cenovus Common Shares on a fully taxable basis or to obtain a full or partial tax deferral. If a non-Dissenting Shareholder decides to obtain a full tax deferral, that holder’s adjusted cost base of his or her EnCana Common Shares will be divided between the New EnCana Common Shares and the Cenovus Common Shares received by such holder on the Arrangement. As the final proportion cannot be determined prior to the Effective Date, EnCana will advise holders on its website shortly after the Effective Date as to its views on such division of adjusted cost base. In order to comply with the requirements of the Tax Act, such allocation will, in general terms, reflect EnCana’s estimate of fair market values for certain property determined at the time of the Arrangement and may well not be reflective of the relative trading prices of the New EnCana Common shares and Cenovus Common Shares after the Arrangement. As well, EnCana’s views on the allocation of adjusted cost base are not binding on the CRA or a court.

Generally, a non-Dissenting Shareholder that is not resident in Canada for purposes of the Tax Act and does not hold his or her EnCana Common Shares as “taxable Canadian property” for purposes of the Tax Act will not be subject to Canadian federal income tax as a result of the Arrangement.

Dissenting Shareholders

Generally, a Dissenting Shareholder who is resident in Canada for purposes of the Tax Act and who holds EnCana Common Shares as capital property will, pursuant to the Dissent Procedures, realize a capital gain (or capital loss) equal to the amount by which the fair value received by such Dissenting Shareholder for such EnCana Common Shares, excluding any interest and net of reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Dissenting Shareholder of such EnCana Common Shares.

Generally, a Dissenting Shareholder who is not resident in Canada for purposes of the Tax Act and whose EnCana Common Shares do not constitute “taxable Canadian property” for purposes of the Tax Act will not be subject to tax under the Tax Act on a capital gain realized on the disposition of such EnCana Common Shares pursuant to the Dissent Procedures.

Caution

This is only a brief summary of the Canadian federal income tax consequences of the Arrangement. Please carefully read the section “Certain Canadian Federal Income Tax Considerations” which qualifies the summary set forth above. It is important that you consult your own tax advisor to determine the tax consequences of the Arrangement to you.

 CERTAIN U.S. FEDERAL INCOME
 TAX CONSIDERATIONS

Tax Ruling

EnCana has received the U.S. Tax Ruling regarding the U.S. federal income tax consequences of the Arrangement and certain other transactions. See “Certain U.S. Federal Income Tax Considerations”.

Non-Dissenting Shareholders

The U.S. Tax Ruling generally confirms that the Arrangement will be treated as an exchange of EnCana Common Shares for New EnCana Common Shares followed by a distribution of the Cenovus Common Shares. The U.S. Tax Ruling also generally confirms that non-Dissenting Shareholders that are subject to U.S. federal income taxation will not recognize gain or loss upon the receipt of the New EnCana Common Shares or upon the receipt of the Cenovus Common Shares. Furthermore, with respect to the amalgamation that will take place as a part of the Arrangement, the U.S. Tax Ruling confirms that the non-Dissenting Shareholders that are subject to U.S. federal income taxation will not recognize gain or loss as a result of the amalgamation. See “Certain U.S. Federal Income Tax Considerations”.

Dissenting Shareholders

Dissenting Shareholders that are subject to U.S. federal income taxation generally will recognize taxable gain or loss with respect to their receipt of payment in exchange for their EnCana Common Shares, measured by the difference between the amount realized (excluding any portion of such amount treated as interest) and the Shareholder’s tax basis in the EnCana Common Shares. See “Certain U.S. Federal Income Tax Considerations”.

Caution

This is only a brief summary of the U.S. federal income tax consequences of the Arrangement. Please carefully read the section “Certain U.S. Federal Income Tax Considerations” which qualifies the summary set forth above. It is important that you consult your own tax advisor to determine the tax consequences of the Arrangement to you.

 ELIGIBILITY FOR INVESTMENT

Subject to the provision of any particular plan, the New EnCana Common Shares and the Cenovus Common Shares, once listed on a designated stock exchange (the current definition of which includes the TSX and the NYSE), will constitute qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans, registered education savings plans and tax-free savings accounts (“TFSAs”). EnCana expects that the New EnCana Common Shares will be qualified investments as described above at the time such shares are issued in the Arrangement. Provided that Cenovus makes an election within a specified time period, the Cenovus Common Shares will be qualified investments as described above at the time such shares are issued in the Arrangement. Notwithstanding that the New EnCana Common Shares and the Cenovus Common Shares may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on such shares held in the TFSA if such shares are a “prohibited investment” within the meaning of the Tax Act. The New EnCana Common Shares and the Cenovus Common Shares will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with EnCana or Cenovus, as applicable, for the purposes of the Tax Act, or the holder of the TFSA has a “significant interest”, within the meaning of the Tax Act, in EnCana or Cenovus, as applicable, or in a corporation, partnership or trust with which EnCana or Cenovus, as applicable, does not deal at arm’s length for the purposes of the Tax Act. See “The Arrangement – Eligibility for Investment”.

The Cenovus Common Shares have received conditional listing approval from the TSX and have been authorized for listing on the NYSE subject to notice of issuance. Listing on the TSX is subject to Cenovus fulfilling all of the original listing requirements of the TSX on or before January 5, 2010. The trading symbol for the Cenovus Common Shares will be “CVE” on the TSX and the NYSE. The EnCana Common Shares are currently listed, and the New EnCana Common Shares will continue to be listed, on the TSX and on the NYSE under the trading symbol “ECA”. See “Certain Legal and Regulatory Matters – Stock Exchange Listings”.

 RISK FACTORS

You should carefully consider the risk factors described under “Risk Factors” in evaluating how you should vote.

 SELECTED FINANCIAL, OPERATIONAL AND RESERVES INFORMATION

Financial Information

The following is a summary of: (a) selected financial information for EnCana for the year ended December 31, 2008, prior to and after giving effect to the Arrangement; and (b) selected pro forma financial information for Cenovus Energy for the year ended December 31, 2008, after giving effect to the Arrangement. The following is a summary only and must be read in conjunction with the: (a) audited comparative consolidated financial statements of EnCana for the year ended December 31, 2008, along with the corresponding management’s discussion and analysis, as specifically incorporated by reference in this Information Circular; (b) unaudited pro forma financial statements of EnCana set out in Appendix “J” – “Pro Forma Financial Statements of EnCana”; (c) audited carve-out consolidated financial statements in relation to Cenovus Energy for the year ended December 31, 2008, along with the corresponding management’s discussion and analysis thereon set out in Appendix “H” – “Cenovus Energy Carve-Out Consolidated Financial Statements and Management’s Discussion and Analysis Thereon”; and (d) unaudited pro forma financial statements in relation to Cenovus Energy set out in Appendix “I” – “Pro Forma Financial Statements of Cenovus Energy”. “Cenovus Energy” represents the historical operations, assets, liabilities and cash flows of the Integrated Oil and Canadian Plains Divisions, as well as a portion of the Market Optimization and Corporate functions of EnCana. Please refer to the notes to the pro forma financial statements which disclose the pro forma assumptions and adjustments.

			Cenovus
		EnCana	Energy
	EnCana	Pro Forma	Pro Forma
	year ended	year ended	year ended
	December 31,	December 31,	December 31,
	2008 prior to	2008 after	2008 after
	giving effect	giving effect	giving effect
	to the	to the	to the
	Arrangement	Arrangement	Arrangement
	(U.S.$)	(U.S.$)	(U.S.$)
		(unaudited)	(unaudited)
Statement of Earnings (in millions):
Revenues, Net of Royalties	$30,064	$13,505	$16,559

Expenses
Production and mineral taxes	478	403	75
Transportation and selling	1,704	741	963
Operating	2,475	1,252	1,223
Purchased product	11,186	1,476	9,710
Depreciation, depletion and amortization	4,223	3,096	1,186
Administrative	473	329	190
Interest, net	586	368	218
Accretion of asset retirement obligation	79	40	39
Foreign exchange (gain) loss, net	423	673	(250)
(Gain) loss on divestitures	(140)	(143)	3

	21,487	8,235	13,357

Net Earnings Before Income Tax	8,577	5,270	3,202
Income tax expense	2,633	1,865	759

Net Earnings	$5,944	$3,405	$2,443

Statement of Cash Flows (in millions):
Capital expenditures	$8,254	$6,205	$2,049

Other Financial Data (in millions)(1):
Cash flow	$9,386	$6,354	$2,959
Operating earnings	$4,405	$2,605	$1,704

Note:

(1)	“Cash Flow” and “Operating Earnings” are not recognized measures under Canadian GAAP. Please see “Presentation of Financial Information” and Appendix “L” – “Presentation of Financial Information”.

The following is a summary of: (a) selected financial information for EnCana for the six months ended June 30, 2009, prior to and after giving effect to the Arrangement; and (b) selected pro forma financial information in relation to Cenovus Energy for the six months ended June 30, 2009, after giving effect to the Arrangement. The following is a summary only and must be read in conjunction with the: (a) unaudited consolidated financial statements of EnCana for the six months ended June 30, 2009, along with the corresponding management’s discussion and analysis, as specifically incorporated by reference in this Information Circular; (b) unaudited pro forma financial statements of EnCana set out in Appendix “J” – “Pro Forma Financial Statements of EnCana”; (c) unaudited carve-out consolidated financial statements in relation to Cenovus Energy for the six months ended June 30, 2009, along with the corresponding management’s discussion and analysis thereon set out in Appendix “H” – “Cenovus Energy Carve-Out Consolidated Financial Statements and Management’s Discussion and Analysis Thereon”; and (d) unaudited pro forma financial statements in relation to Cenovus Energy set out in Appendix “I” – “Pro Forma Financial Statements of Cenovus Energy”. “Cenovus Energy” represents the historical operations, assets, liabilities and cash flows of the Integrated Oil and Canadian Plains Divisions, as well as a portion of the Market Optimization and Corporate functions of EnCana. Please refer to the notes to the pro forma financial statements which disclose the pro forma assumptions and adjustments.

			Cenovus
		EnCana	Energy
	EnCana	Pro Forma	Pro Forma
	six months	six months	six months
	ended June 30,	ended June 30,	ended June 30,
	2009 prior to	2009 after	2009 after
	giving effect	giving effect	giving effect
	to the	to the	to the
	Arrangement	Arrangement	Arrangement
	(U.S.$)	(U.S.$)	(U.S.$)
	(unaudited)	(unaudited)	(unaudited)
Statement of Earnings (in millions):
Revenues, Net of Royalties	$8,370	$3,779	$4,591

Expenses
Production and mineral taxes	93	72	21
Transportation and selling	614	323	291
Operating	1,065	496	569
Purchased product	2,594	456	2,138
Depreciation, depletion and amortization	1,963	1,395	575
Administrative	205	150	101
Interest, net	233	148	85
Accretion of asset retirement obligation	36	18	18
Foreign exchange (gain) loss, net	(2)	(80)	78
(Gain) loss on divestitures	2	2	-

	6,803	2,980	3,876

Net Earnings Before Income Tax	1,567	799	715
Income tax expense	366	230	147

Net Earnings	$1,201	$569	$568

Statement of Cash Flows (in millions):
Capital expenditures	$2,675	$1,782	$893

Other Financial Data (in millions)(1):
Cash flow	$4,097	$2,817	$1,491
Operating earnings	$1,865	$1,016	$785

Note:

(1)	“Cash Flow” and “Operating Earnings” are not recognized measures under Canadian GAAP. Please see “Presentation of Financial Information” and Appendix “L” – “Presentation of Financial Information”.

		EnCana	Cenovus Energy
	EnCana	Pro Forma as	Pro Forma as at
	as at June 30,	at June 30,	June 30, 2009
	2009 prior to	2009 after	after giving
	giving effect to	giving effect	effect
	the	to the	to the
	Arrangement	Arrangement	Arrangement
	(U.S.$)	(U.S.$)	(U.S.$)
	(unaudited)	(unaudited)	(unaudited)
Balance Sheet (in millions):
Working capital	$1,253	$2,335	$726
Total assets	$48,338	$32,292	$19,126
Long-term debt (excluding current portion)	$8,688	$7,649	$3,522
Shareholders’ equity	$24,247	$16,008	$7,999

Operational and Reserves Information

The following is a summary of: (a) selected operational and reserves information, effective December 31, 2008, for EnCana prior to and after giving effect to the Arrangement; and (b) selected pro forma operational and reserves information, effective December 31, 2008 for the Cenovus Assets after giving effect to the Arrangement. The selected reserves information is derived from the Reserves Reports which were prepared by independent qualified reserves evaluators.

		EnCana	Cenovus Energy
	EnCana	Pro Forma	Pro Forma
	year ended	year ended	year ended
	December 31, 2008	December 31,	December 31,
	prior to giving effect	2008 after giving	2008 after giving
	to the	effect to the	effect to the
	Arrangement(1)(2)	Arrangement(1)(2)	Arrangement(1)(2)
North American production (after royalties)
Natural gas (MMcf/d)	3,838	2,933	905
Oil and NGLs (Mbbls/d)	134	34	100
Total (MMcfe/d)	4,639	3,132	1,507
Total (MBOE/d)	773	522	251

Proved reserves
Natural gas (Bcf)	13,678	11,823	1,855
Oil and NGLs (MMbbls)	1,005.6	96.6	909.0

Land (thousands of net acres)
Developed	9,550	5,021	4,529
Undeveloped	14,062	10,540	3,522
Total	23,612	15,561	8,051

Downstream Refinery Operations(3)
Crude oil capacity (Mbbls/d)	452	n/a	452
Crude oil runs (Mbbls/d)	423	n/a	423
Crude utilization (%)	93%	n/a	93%
Refined products (Mbbls/d)	448	n/a	448

Notes:

(1)	The reserves information and other oil and gas information in this Information Circular is prepared in accordance with U.S. reserves disclosure requirements. See Appendix “E” – “Information Concerning EnCana Post-Arrangement – Note Regarding Reserves Data and Other Oil and Gas Information”, Appendix “F” – “Information Concerning Cenovus Post-Arrangement – Note Regarding Reserves Data and Other Oil and Gas Information” and “Note Regarding Reserves Data and Other Oil and Gas Information” in the annual information form of EnCana for the year ended December 31, 2008 incorporated by reference in this Information Circular.

(2)	Relevant assumptions and qualifications regarding this production and reserves information are contained under the heading “Forward-Looking Statements”, Appendix “E” – “Information Concerning EnCana Post-Arrangement – Note Regarding Reserves Data and Other Oil and Gas Information”, Appendix “F” – “Information Concerning Cenovus Post-Arrangement – Note Regarding Reserves Data and Other Oil and Gas Information” and “Note Regarding Reserves Data and Other Oil and Gas Information” in the annual information form of EnCana for the year ended December 31, 2008 incorporated by reference in this Information Circular.

(3)	Represents 100 percent of the Wood River and Borger refinery operations, each operated by ConocoPhillips and each owned 50 percent by EnCana.

 2010 CORPORATE OUTLOOK FOR ENCANA AND CENOVUS

EnCana expects to announce the 2010 corporate outlook for each of EnCana and Cenovus on or about November 12, 2009. The 2010 corporate outlook for EnCana and Cenovus will be posted on EnCana’s website at www.encana.com.

INFORMATION CONCERNING THE MEETING AND VOTING

The following questions and answers about voting and the Arrangement are designed to help you understand them in more detail.

 ABOUT THE MEETING

Q.	Why did I receive this package of information?

A.	The Board unanimously concluded that the division of EnCana into two highly focused and independent publicly traded energy companies – one (EnCana) a pure-play natural gas company focused on the development of unconventional resources in North America and the other (Cenovus) an integrated oil company focused on enhanced oil recovery supported by established crude oil and natural gas plays – was in the best interests of the company and its shareholders.

To implement the proposed corporate reorganization, the Arrangement requires approval by the Shareholders. As a holder of EnCana Common Shares at the close of business on Tuesday, October 6, 2009, you are entitled to receive notice of and vote at the Meeting. We are soliciting your proxy, or vote, and providing this Information Circular in connection with that solicitation.

Q.	Who is soliciting my proxy?

A.	Your proxy is being solicited by management of EnCana. EnCana has retained Georgeson to assist in connection with our communication with Shareholders and solicitation of proxies.

Q.	When is the Shareholder meeting?

A.	The special meeting of Shareholders will be held at the Hyatt Regency Calgary, Imperial Ballroom, 700 Centre Street S.E., Calgary, Alberta, Canada on Wednesday, November 25, 2009 at 10:00 a.m. (Calgary time).

Q.	What am I being asked to vote on?

A.	You are being asked to vote on a special resolution to approve the Arrangement under which Shareholders will receive one New EnCana Common Share (which will continue to be represented by existing EnCana Common Share certificates) and one Cenovus Common Share for each EnCana Common Share held.

You are also being asked to vote on two ordinary resolutions to ratify and approve the adoption by Cenovus of the Cenovus Employee Stock Option Plan and the Cenovus Shareholder Rights Plan. Shareholder approval of the Cenovus Employee Stock Option Plan Resolution is a condition precedent to completion of the Arrangement. Shareholder approval of the Shareholder Rights

Plan Resolution is not a condition precedent to completion of the Arrangement.

Q.	Who is entitled to vote at the meeting?

A.	As at Tuesday, October 6, 2009, 751,224,659 EnCana Common Shares were outstanding. Shareholders of record as of the close of business on that date are entitled to notice of and to vote at the Meeting.

Q.	How can I vote my shares?

A.	You can vote your EnCana Common Shares by either attending and voting your EnCana Common Shares at the Meeting or, if you cannot attend the Meeting, by voting your EnCana Common Shares by proxy. You are entitled to one vote for each EnCana Common Share you own as of the close of business on Tuesday, October 6, 2009.

Q.	What if I am a Registered Shareholder?

A.	If you are a Registered Shareholder as at the close of business on Tuesday, October 6, 2009, you can vote at the Meeting. If you cannot attend the Meeting in person, please complete and mail the proxy form accompanying this Information Circular in the envelope provided, or deliver the proxy form to CIBC Mellon at 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, Canada T2P 2Z1. Instructions on how to vote using the proxy form are found under “General Proxy Matters” beginning on page 87 of this Information Circular.

Q.	What if I am a Non-Registered (or Beneficial) Shareholder?

A.	If you are a Non-Registered Shareholder and your EnCana Common Shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company, trustee, nominee or other Intermediary, you are not entitled to vote unless you carefully follow the instructions provided by your Intermediary. Instructions on how to vote are found under “General Proxy Matters” beginning on page 87 of this Information Circular.

Q.	What happens when I sign and return the proxy form?

A.	When you sign the proxy form, you authorize David P. O’Brien or, failing him, Randall K. Eresman, who are directors of EnCana, to vote your EnCana Common Shares for you at the Meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your EnCana Common Shares, your vote will be cast FOR the approval of the

Arrangement Resolution, the Cenovus Employee Stock Option Plan Resolution and the Shareholder Rights Plan Resolution.

The person named in the proxy form will also vote your EnCana Common Shares as he or she sees fit on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote.

Q.	What if amendments are made to any matter or if other matters are brought before the Meeting?

A.	The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. As at the date of this Information Circular, the management of EnCana knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them as they see fit.

 DISSENT RIGHTS

Q.	Am I entitled to a Dissent Right?

A.	Yes, if you are a Registered Shareholder. Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Dissent Shares determined as of the close of business on the day before the day on which the Final Order was granted. This amount could be the same as, more than or less than the consideration payable under the Arrangement or the trading price of the EnCana Common Shares on the TSX or the NYSE as of the close of business on the day before the Final Order is granted.

If you wish to dissent, you must ensure that a Dissent Notice is received by EnCana’s Canadian corporate counsel, Bennett Jones LLP, at 4500, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7 (Attention: Anthony L. Friend) or by facsimile transmission to (403) 265-7219 (Attention: Anthony L. Friend), on or before 4:30 p.m. (Calgary time) on the fifth business day immediately preceding the date of the Meeting as described under “Dissenting Shareholders’ Rights”. It is important that you strictly comply with this requirement, otherwise your Dissent Rights may not be recognized. You must also strictly comply with the other requirements of the Dissent Procedures. If you are a beneficial owner of shares registered in the name of a broker, investment dealer, bank, trust company, trustee, nominee or other Intermediary and wish to dissent, you should be aware that only the registered holder of EnCana Common Shares is entitled to exercise Dissent Rights. A registered holder who holds EnCana Common Shares as nominee for more than one beneficial owner, some of whom wish to exercise Dissent Rights, must exercise Dissent Rights on behalf of the holders who wish to dissent. A Dissenting Shareholder may only dissent with respect to all EnCana Common Shares held on behalf of any one beneficial owner and registered in the name of such Dissenting Shareholder. If you fail to strictly comply with the Dissent Procedures set out in this Information Circular, you may not be able to exercise your Dissent Rights. It is important that you carefully read the section “Dissenting Shareholders’ Rights” and consult your own legal advisor if you wish to exercise your Dissent Rights.

 ABOUT THE ARRANGEMENT

Q.	What is a plan of arrangement?

A.	A plan of arrangement is a statutory procedure under Canadian corporate law that allows companies to carry out transactions with the approval of shareholders and the court. The plan of arrangement you are being asked to consider will provide for, among other things, a proposed corporate reorganization of EnCana which will result in the division of EnCana into two publicly traded energy companies.

Q.	What are the anticipated benefits of the Arrangement?

A.	The proposed corporate reorganization of EnCana is designed to enhance long-term value for Shareholders by creating two highly focused and independent publicly traded energy companies, each with an ability to pursue and achieve greater success by employing operational strategies best suited to its unique assets and business plans. Please review “The Arrangement – Reasons for the Arrangement” for a more detailed discussion of the factors the Board considered in reaching its decision to recommend the Arrangement.

Q.	When will the Arrangement be completed?

A.	The Arrangement will be completed when all of the conditions precedent to completion have been satisfied or waived and the Articles of Arrangement have been filed. We expect the Arrangement to become effective on or about November 30, 2009.

Q.	I own EnCana Common Shares. What will I receive if the Arrangement is approved?

A.	If the Arrangement is approved, non-Dissenting Shareholders will receive one New EnCana Common Share (which will continue to be represented by existing EnCana Common Share certificates) and one Cenovus Common Share for each EnCana Common Share held. A share certificate will be issued to you representing the Cenovus Common Shares.

Q.	When must I be a Shareholder in order to receive the consideration for my shares?

A.	You need to be a Shareholder of record at the close of business on the Distribution Record Date which is anticipated to be December 7, 2009.

Q.	When will I receive the Cenovus Common Shares?

A.	Assuming the Arrangement is successfully completed, we expect to distribute certificates for the Cenovus Common Shares to Shareholders as soon as practicable after the Distribution Record Date. After such distribution, certificates for EnCana Common Shares issued prior to the completion of the Arrangement will be deemed to represent the New EnCana Common Shares issued pursuant to the Arrangement and accordingly no new certificates will be issued for New EnCana Common Shares. See “The Arrangement – Delivery of New Share Certificates”.

 RECOMMENDATION OF THE BOARD

Q.	How does the Board recommend I vote?

A.	The Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution, the Cenovus Employee Stock Option Plan Resolution and the Shareholder Rights Plan Resolution.

Q.	Why is the Board recommending the Arrangement?

A.	The Board, in consultation with EnCana’s legal and financial advisors and in consultation with the Board’s independent legal and financial advisors, considered various factors prior to making its recommendation to Shareholders. Please review “The Arrangement – Background to the Arrangement” and “The Arrangement – Reasons for the Arrangement” for a detailed explanation of the background to the Arrangement and the reasons for the Board’s recommendation.

Q.	Has the Board received a fairness opinion?

A.	Yes. In connection with the evaluation by the Board, the Board received an opinion from CIBC in respect of the fairness, from a financial point of view, to Shareholders of the consideration to be received by Shareholders pursuant to the Arrangement. The Fairness Opinion is summarized in this Information Circular under “The Arrangement – Fairness Opinion”, and a copy of the Fairness Opinion, which sets forth the assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken, is attached as Appendix “C”. Shareholders are urged to read the Fairness Opinion in its entirety. CIBC provided its Fairness Opinion solely for the information and assistance of the Board in connection with its consideration of the Arrangement. The Fairness Opinion is not a recommendation as to how Shareholders should vote in respect of the Arrangement Resolution or other matters to be considered at the Meeting.

 APPROVAL OF THE ARRANGEMENT

Q.	What approvals are required for the Arrangement to become effective?

A.	We need:

• approval of the Arrangement Resolution by at least two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting;

•  the Canadian Tax Ruling and the U.S. Tax Ruling remaining in full force and effect and all of the transactions referred to in such tax rulings as occurring on or prior to the Effective Time having occurred and all conditions or terms of such tax rulings having been satisfied;

• approval of the Court; and

•  satisfaction or waiver of certain other conditions precedent including, but not limited to, the approval of the Cenovus Employee Stock Option Plan Resolution by a simple majority of the votes cast by Shareholders present in person or by proxy at the Meeting.

See “Certain Legal and Regulatory Matters”.

Q.	How will I know when all required approvals have been received?

A.	We plan to issue a press release describing the timing of the implementation of the Arrangement if the Court grants the Final Order and all other necessary approvals have been received and conditions (other than those that can only be satisfied at the closing of the Arrangement) have been satisfied or waived.

Q.	What happens if the Shareholders do not approve the Arrangement?

A.	If we do not receive the required vote by Shareholders in favour of the Arrangement Resolution, the Arrangement will not become effective.

 SHARES AND DIVIDENDS

Q.	Will the New EnCana Common Shares and Cenovus Common Shares be listed on the TSX and NYSE?

A.	Yes. The EnCana Common Shares are currently listed, and the New EnCana Common Shares will continue to be listed, on the TSX and on the NYSE under the trading symbol “ECA”. The Cenovus Common Shares have received conditional listing approval from the TSX and have been authorized for listing on the NYSE subject to notice of issuance. Listing on the TSX is subject to Cenovus fulfilling all of the original listing requirements of the TSX on or before January 5, 2010. The trading symbol for the Cenovus Common Shares will be “CVE” on the TSX and the NYSE.

Q.	How will the initial share price of each company be determined?

A.	The initial share price of the New EnCana Common Shares and the Cenovus Common Shares will be determined by the market.

Q.	Will I continue to receive dividends?

A.	The declaration of dividends is at the discretion of the Board and is approved quarterly. Management of EnCana expects to continue recommending to the Board that EnCana pay a U.S.$0.40 dividend per quarter in 2009 in accordance with customary record and payment dates until the Arrangement becomes effective. EnCana intends that the initial combined dividends of EnCana and Cenovus after the Arrangement becomes effective will be approximately equal to EnCana’s current dividend of U.S.$1.60 per share annually. Future dividends will be at the sole discretion of the respective boards of directors of each company and no dividend policy has yet been adopted by either company.

 TAX CONSEQUENCES
 TO SHAREHOLDERS

Q.	What are the tax consequences of the Arrangement to me as a Shareholder of EnCana?

A.	Generally, a Shareholder who is a resident of Canada for purposes of the Tax Act (other than a Dissenting Shareholder) and who holds his or her EnCana Common Shares as capital property will not realize a capital gain or capital loss for purposes of the Tax Act as a result of the Arrangement unless the Shareholder chooses to realize a capital gain or capital loss pursuant to the provisions of the Tax Act. Assuming that a Shareholder does not choose to realize a capital gain or a capital loss on the Arrangement, the Shareholder’s adjusted cost base of the EnCana Common Shares will generally be allocated among the New EnCana Common Shares and the Cenovus Common Shares based upon the relative fair market values of such shares at the time of the Arrangement. Following the completion of the Arrangement, EnCana will advise Shareholders on its website of its estimation of the appropriate proportionate allocation. However, EnCana’s views on the allocation of adjusted cost base are not binding on the CRA or a court.

Generally, a Shareholder who is not a resident of Canada for purposes of the Tax Act (other than a Dissenting Shareholder) will not be subject to tax in Canada as a result of the Arrangement, provided that the EnCana Common Shares do not constitute “taxable Canadian property” to such holder for the purposes of the Tax Act.

Generally, a Dissenting Shareholder who is resident in Canada for purposes of the Tax Act and who holds EnCana Common Shares as capital property will, pursuant to the Dissent Procedures, realize a capital gain (or capital loss) equal to the amount by which the fair value received by such Dissenting Shareholder for such EnCana Common Shares, excluding any interest and net of reasonable cost of disposition, exceeds (or is less than) the adjusted cost base to the Dissenting Shareholder of such EnCana Common Shares.

Generally, a Dissenting Shareholder who is not resident in Canada for purposes of the Tax Act and whose EnCana Common Shares do not constitute “taxable Canadian property” to such holder for purposes of the Tax Act will not be subject to tax under the Tax Act on a capital gain realized on the disposition of such EnCana Common shares pursuant to the Dissent Procedures.

With respect to non-Dissenting Shareholders that are subject to U.S. federal income taxation, the U.S. Tax Ruling generally confirms that the Arrangement will be treated as an exchange of EnCana Common Shares for New EnCana Common Shares followed by a distribution of the Cenovus Common Shares. Following the deemed distribution of the Cenovus Common Shares and as part of the Arrangement, Cenovus and a subsidiary will amalgamate. The U.S. Tax Ruling generally confirms that non-Dissenting Shareholders that are subject to U.S. federal income taxation will not recognize gain or loss upon the receipt of the New EnCana Common Shares or upon the receipt of the Cenovus Common Shares. Furthermore, with respect to the amalgamation involving Cenovus, the U.S. Tax Ruling generally confirms that the non-Dissenting Shareholders that are subject to U.S. federal income taxation will not recognize gain or loss as a result of the amalgamation. See “Certain U.S. Federal Income Tax Considerations”.

Dissenting Shareholders that are subject to U.S. federal income taxation generally will recognize taxable gain or loss with respect to their receipt of payment in exchange for their EnCana Common Shares, measured by the difference between the amount realized (excluding any portion of such amount treated as interest) and the Shareholder’s tax basis in the EnCana Common Shares. See “Certain U.S. Federal Income Tax Considerations”.

Please review “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” for more information about certain tax consequences of the Arrangement. Your tax consequences will depend on your particular situation. You should consult your own tax advisor so you have a full understanding of the federal, provincial, state, local, foreign and other tax consequences that apply to you as a result of the Arrangement.

Q.	How can I calculate the adjusted cost base of my shares?

A.	EnCana will provide information on its website (www.encana.com) that may help Shareholders who are resident in Canada for purposes of the Tax Act calculate the adjusted cost base of their EnCana Common Shares.

If you are a Non-Registered Shareholder, please consult your broker, investment dealer, bank, trust company, trustee, nominee or other Intermediary for assistance as they should have detailed records of your past transactions.

You may also contact our transfer agent, CIBC Mellon, for Shareholder account inquiries. They may charge a fee for some of these services.

Q.	Where can I confirm my original date(s) of purchase?

A.	If you are a Registered Shareholder, you can contact our transfer agent, CIBC Mellon, to help you confirm the date of issue of your share certificate(s) if that corresponds to your original date(s) of purchase.

If you are a Non-Registered Shareholder, you should contact your broker, investment dealer, bank, trust company, trustee, nominee or other Intermediary for assistance.

Q.	Where can I find historical share prices?

A.	See “Information Concerning EnCana Pre-Arrangement – Market Price and Trading Volume of EnCana Common Shares”.

 ELIGIBILITY FOR INVESTMENT

Q.	Will the New EnCana Common Shares and Cenovus Common Shares be eligible for my registered plan?

A.	Yes, provided that the New EnCana Common Shares continue to be listed on the TSX or the NYSE and once the Cenovus Common Shares become listed on the TSX or the NYSE, they will constitute qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, registered education savings plans and tax-free savings accounts. See “The Arrangement – Eligibility for Investment”.

 QUESTIONS

Q.	Whom do I call with questions?

A.	If you have questions about the Arrangement, including the procedures for voting and receiving the New EnCana Common Shares and Cenovus Common Shares, please contact our proxy solicitation agent:

Georgeson Shareholder Communications Canada Inc.
North America Toll-Free Number:
1-866-725-6576

If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

THE ARRANGEMENT

 THE MEETING

EnCana has called the Meeting to consider and, if deemed appropriate, to approve the Arrangement Resolution, and if the Arrangement Resolution is approved, to approve the Cenovus Employee Stock Option Plan Resolution and the Shareholder Rights Plan Resolution. The Meeting will be held at the Hyatt Regency Calgary, Imperial Ballroom, 700 Centre Street S.E., Calgary, Alberta, Canada on Wednesday, November 25, 2009 at 10:00 a.m. (Calgary time).

 BACKGROUND TO THE ARRANGEMENT

EnCana’s management continually reviews available options to optimize EnCana’s portfolio of assets and its capital structure and to pursue transactions that enhance Shareholder value.

Since 2002, the management of EnCana has explored a number of possible transactions, such as joint ventures and similar arrangements with refiners, with the goal of increasing the value of its oil and bitumen business through an integrated strategy.

In 2006, management and the Board came to the view that the oil and bitumen business had become more attractive to potential joint venture partners because of increased oil prices, widespread concerns about security of supply and numerous acquisitions and financings involving heavy oil assets occurring in the market. EnCana received a number of unsolicited enquiries from leading companies in the industry about the possibility of a business venture and it negotiated with numerous parties in this regard, ultimately entering into agreements to create equally owned integrated heavy oil business ventures with ConocoPhillips in the fall of 2006. The transaction closed in January of 2007.

Periodically since early 2005, the Board, in conjunction with EnCana’s management and various advisors, analyzed various strategic alternatives to focus EnCana along major business units but the Board decided not to proceed with any such alternatives.

At a meeting of the Board on April 22, 2008, members of management provided the Board with management’s views as to the feasibility and benefits and considerations of dividing EnCana, along the lines proposed in the Arrangement, into separate publicly traded energy companies. The Board reviewed, in detail, the anticipated benefits, risks and other matters in connection with the proposed transaction, including implications for employees, the effect on credit ratings and debtholders, impact on Shareholders and other stakeholders, potential market reaction and the financial viability of each entity after giving effect to the proposed transaction.

After considering the matter in camera, the Board directed management to continue to evaluate and review matters in respect of the proposed division of EnCana into two separate companies and decided that it would retain independent legal and financial advisors to the Board.

Management of EnCana continued its business, legal and financial review of the feasibility and benefits and considerations of the possible division of EnCana and updated the Chairman and other members of the Board regarding its progress.

On May 10, 2008, the Board met to further consider the proposed division of EnCana and to receive the recommendation of management of EnCana. Management provided its recommendation to proceed with the transaction and reported to the Board on, among other things, the strategic, business and tax matters related to the transaction, expected credit ratings, the financing plan for the new entities, the results of its internal and external legal review and the effect on current projects of EnCana. The Board received a detailed presentation from the financial advisors to EnCana, RBC Capital Markets and Merrill Lynch Canada Inc., regarding the strategic rationale for the transaction, timing considerations, anticipated market positioning of EnCana and Cenovus relative to likely peers and other matters. The Board also received advice regarding the transaction from EnCana’s Canadian corporate counsel, Bennett Jones LLP and Canadian tax counsel Felesky Flynn LLP. After a detailed review in camera and after receiving further advice of its independent financial advisor, CIBC, and independent legal counsel to the Board, McCarthy Tétrault LLP, for the reasons set out below, the Board approved the transaction subject to its further approval of a definitive arrangement agreement and plan of arrangement and the receipt of satisfactory tax rulings and other customary terms and conditions.

On May 11, 2008, EnCana issued a news release announcing the proposed transaction and proceeded to advance the necessary tax ruling and other regulatory requests.

Due to an unusually high level of uncertainty and volatility in the global debt and equity markets, the Board decided in October 2008 to revise the original corporate reorganization schedule and delay seeking Shareholder and Court approval for the transaction until there were clear signs that the global financial markets had stabilized. EnCana reaffirmed its commitment to the transaction and it was determined that work would continue on the proposed corporate reorganization of EnCana in order for the transaction to move forward at the appropriate time.

Since October 2008, the Board and management of EnCana have continued to assess the global financial markets, among other matters, in connection with the Arrangement and met on September 10, 2009 to further consider the Arrangement and the feasibility of proceeding with the Arrangement.

At such Board meeting, management reported to the Board on, among other things, the strategic, business and tax matters related to the Arrangement and, on the basis of a number of factors, including, but not limited to, each of the Canadian Tax Ruling and the U.S. Tax Ruling having been obtained by EnCana, committed financing for Cenovus having been secured, provisional credit ratings having been obtained and global and national economic indicators, management provided its recommendation to the Board to proceed with the Arrangement. The Board received an updated presentation from the financial advisors to EnCana, RBC Capital Markets and Merrill Lynch Canada Inc., regarding the strategic rationale for proceeding with the transaction, timing considerations, anticipated market positioning of EnCana and Cenovus relative to likely peers and other matters. The Board also received advice regarding the transaction from EnCana’s Canadian corporate counsel, Bennett Jones LLP and Canadian tax counsel, Felesky Flynn LLP. After a detailed review in camera and after receiving further advice of its independent financial advisor, CIBC, including a verbal opinion as to the fairness, from a financial point of view, to Shareholders of the consideration to be received by Shareholders pursuant to the Arrangement, and further advice from independent legal counsel to the Board, McCarthy Tétrault LLP, the Board unanimously approved plans to proceed with the Arrangement.

On September 10, 2009, EnCana announced that the Board had unanimously approved plans to proceed with the Arrangement.

On October 20, 2009, the Board met and received a report from management on efforts undertaken in furtherance of the Arrangement and the views of management on the continued desirability of proceeding with the Arrangement. The Board also received further advice from the financial and legal advisors to EnCana, as well as a report and certain recommendations from the EnCana HRC Committee regarding aspects of the Arrangement relating to equity and other compensation plans and a report and certain recommendations from the Audit Committee of EnCana regarding proposed financial and other disclosure. The Board met in camera and received further advice from its independent financial advisor, CIBC, and its independent legal counsel, McCarthy Tétrault LLP. The Board unanimously approved, among other things, the entering into of the Arrangement Agreement, the Pre-Arrangement Transactions, the Separation Agreement and the ancillary agreements thereto as well as this Information Circular and its mailing to Shareholders. The Board also made certain determinations and recommendations including those set out below under “Reasons For The Arrangement”.

 REASONS FOR THE ARRANGEMENT

The Board, acting with the advice and assistance of its financial and legal advisors, carefully evaluated the proposed corporate reorganization and Arrangement and the Board unanimously: (i) determined that the Arrangement is fair to Shareholders; (ii) determined that the Arrangement is in the best interests of EnCana and its Shareholders; and (iii) recommended that Shareholders vote FOR the Arrangement Resolution. In reaching these determinations, the Board considered, among other things, the following factors:

•	Sharper Business Focus – The Arrangement will provide each company with a clear mandate to pursue its independent short and long-term objectives and strategies best suited to its unique assets, expertise and business opportunities. EnCana will be a pure-play natural gas company that will strategically expand and develop its diversified portfolio of North American resource plays concentrated in many of the lowest cost natural gas basins. Cenovus will focus on an integrated oil business, growing production from its bitumen and heavy oil assets in northeast Alberta and strategically expanding its U.S. refining assets to be able to process Canadian heavy oil and to produce high quality transportation fuels;

•	Strategic Positioning and Growth – The Arrangement will improve and expand the strategic positioning and growth opportunities of each company. EnCana will be able to focus on the development of its rich unconventional asset base in key natural gas basins in North America. With over 15 million net acres of land including major positions in several emerging natural gas shale plays in North America such as the Horn River play in northeast British Columbia and the Haynesville play in Texas and Louisiana, EnCana expects to grow its production in the range of 9 to 12 percent annually over the next five years. Cenovus will leverage its expertise and knowledge of enhanced oil technology to grow production from its vast enhanced oil assets. Foster Creek and Christina Lake in northeast Alberta currently have the capacity to produce approximately 138,000 gross barrels of bitumen per day (69,000 barrels of bitumen per day net). Over the next five years, Cenovus will target to grow these projects in the range of 10 to 15 percent and plans to increase capacity to approximately 400,000 gross barrels of bitumen per day (200,000 barrels of bitumen per day net) in 2017. The development of these bitumen projects is supported by the refining and coking capacity at Cenovus’s two U.S. refineries (Cenovus has a 50 percent interest in the Wood River, Illinois and Borger, Texas refineries). Both of these refineries are capable of processing heavy crude oil and producing high quality transportation fuels. The development of Cenovus’s integrated assets will be supported by a solid base of natural gas and crude oil production from Alberta and Saskatchewan;

•	Increased Shareholder Value – The Arrangement is expected to increase operational and financial transparency within each of the companies. This should allow investors and analysts to more accurately compare and evaluate each company on a stand-alone basis against appropriate peers, benchmarks and performance criteria specific to that company. It is expected that the separate companies will, in the aggregate, achieve a higher valuation compared to the valuation that would be accorded if all of EnCana’s assets continued to be held within the same company;

•	Focused Investment Decision – The Arrangement will provide Shareholders with an independent investment opportunity, in respect of a pure-play natural gas company and an integrated oil company, allowing Shareholders to initially retain ownership in both companies;

•	Focused Incentives for Employees – The Arrangement will provide new opportunities within each company for employees to take on new challenges and expand their expertise. Each of EnCana and Cenovus will provide incentives to employees that closely align their interests with the performance of the business unit of the company within which they are employed;

•	Experienced Leadership – Each company will be led by experienced directors and executives who have demonstrated success building EnCana and who have the requisite experience and ability to grow their respective companies;

•	Independent Access to Capital – Each company will have independent access to capital (equity and debt) which management believes will result in more focused capital allocation practices including an appropriately focused alignment of debt capacity with the individual cash generation profile and growth opportunities of each company. The growth profile of each company is expected to be funded internally;

•	Fairness of Consideration – CIBC provided the Fairness Opinion which concluded that the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders; and

•	Neutral Tax Treatment – The Arrangement will generally occur on a tax-deferred basis for Shareholders resident in Canada or the United States who hold their EnCana Common Shares as capital property.

The foregoing are the material factors considered by the Board in its consideration of the Arrangement, but this discussion is not intended to be exhaustive. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board by a unanimous vote approved the Arrangement and recommended that Shareholders vote FOR the Arrangement Resolution based upon all of the information presented to and considered by it.

 RECOMMENDATION OF THE BOARD

The Board has unanimously determined that the Arrangement is fair to Shareholders and the Arrangement is in the best interests of EnCana and its Shareholders. The Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

 FAIRNESS OPINION

In connection with the evaluation by the Board, the Board considered, among other things, an opinion from CIBC in respect of the fairness, from a financial point of view, to Shareholders of the consideration to be received by Shareholders pursuant to the Arrangement. The following summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion, a copy of which is attached as Appendix “C” to this Information Circular. Shareholders are urged to, and should, read the Fairness Opinion in its entirety. The Fairness Opinion is not a recommendation as to how Shareholders should vote in respect of the Arrangement Resolution.

Fairness Opinion

Pursuant to an engagement letter between EnCana and CIBC dated April 24, 2008, EnCana engaged CIBC to act as financial advisor to the Board to assist in connection with the proposed restructuring of EnCana into two public entities.

At each of the meetings of the Board on May 10, 2008 and September 10, 2009, CIBC delivered its verbal opinion. CIBC subsequently delivered a written opinion dated September 10, 2009 to the Board that, as at September 10, 2009, based upon and subject to the assumptions, explanations and limitations set forth in such written opinion, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

A copy of the Fairness Opinion, which sets out, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by CIBC in rendering its opinion, is attached as Appendix “C”. Shareholders are urged to, and should, read the Fairness Opinion in its entirety.

EnCana will pay fees to CIBC in connection with its services, a portion of which are contingent upon the completion of the Arrangement. EnCana has also agreed to reimburse CIBC for certain expenses and to indemnify it against certain liabilities arising out of or in connection with its engagement, including certain liabilities under securities laws.

The Fairness Opinion addresses only the consideration to be received by Shareholders, is for the information of the Board in connection with its consideration of the proposed Arrangement and does not constitute a recommendation as to how Shareholders should vote at the Meeting.

 ARRANGEMENT RESOLUTION

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to approve the Arrangement Resolution, the full text of which is attached as Appendix “A” to this Information Circular.

In order for the Arrangement Resolution, which is a special resolution of Shareholders, to be passed, it must be approved by at least two-thirds of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed proxy form, if named as proxyholder, intend to vote FOR the Arrangement Resolution.

The Board recommends that you vote FOR the Arrangement Resolution.

 DETAILS OF THE ARRANGEMENT

The Arrangement will result in the division of EnCana into two highly focused and independent publicly traded energy companies. Following completion of the Arrangement, Cenovus will be positioned to be a leading integrated oil company anchored by stable production and cash flow from well-established crude oil and natural gas plays and will be integrated from crude oil production through to refined products. Cenovus will focus on the development of EnCana’s Canadian bitumen assets in northeast Alberta and refinery interests in the United States, underpinned by a well-established natural gas and crude oil production base in Alberta and Saskatchewan. Cenovus’s assets will include EnCana’s Integrated Oil and Canadian Plains Divisions, which comprise approximately one-third of EnCana’s current production and year end 2008 proved reserves. See “Information Concerning Cenovus Post-Arrangement” and Appendix “F” – “Information Concerning Cenovus Post-Arrangement” for a further description of Cenovus after completion of the Arrangement.

Following completion of the Arrangement, EnCana is expected to retain its standing as a leading North American natural gas producer and will be a pure-play natural gas company focused on the development of unconventional resources across North America. EnCana will have a portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins, stretching from northeast British Columbia to east Texas and Louisiana. EnCana’s assets will include the Canadian Foothills and USA Divisions of current EnCana which comprise about two-thirds of EnCana’s current production and year end 2008 proved reserves. See “Information Concerning EnCana Post-Arrangement” and Appendix “E” – “Information Concerning EnCana Post-Arrangement” for a further description of EnCana after completion of the Arrangement.

If the Arrangement is approved by the Shareholders and the Court and the other conditions precedent to the Arrangement are satisfied or waived, EnCana will be divided into two separate publicly traded companies and each Shareholder (other than a Dissenting Shareholder) will receive one New EnCana Common Share (which will continue to be represented by existing EnCana Common Share certificates) and one Cenovus Common Share for every EnCana Common Share held on the Distribution Record Date. A share certificate will be issued to each Shareholder of record as at the close of business on the Distribution Record Date (other than a Dissenting Shareholder) representing the Cenovus Common Shares.

The following diagram illustrates the material operating divisions of EnCana immediately before the Arrangement becomes effective:

The following diagram illustrates the proposed material operating divisions of EnCana and Cenovus immediately after the Arrangement becomes effective:

Each of EnCana and Cenovus may reorganize or rename the operating divisions set forth above after the Effective Date to reflect and account for the operations of their respective companies.

 ARRANGEMENT AGREEMENT

EnCana, Cenovus and Subco have entered into an Arrangement Agreement (the “Arrangement Agreement”) dated as of October 20, 2009 which provides for, among other things, the terms of the Plan of Arrangement, representations, warranties and covenants of the parties, certain indemnities among EnCana, Cenovus and Subco, conditions precedent to completion of the Arrangement, and the amendment and termination provisions of the Arrangement Agreement.

Representations, Warranties and Covenants

The Arrangement Agreement includes certain representations and warranties of each party to the others including, but not limited to, representations and warranties relating to the authorized capital of each party.

Pursuant to the Arrangement Agreement, the parties have agreed to use all commercially reasonable efforts to: (i) cause the Arrangement to become effective on or before February 28, 2010 or such later date as EnCana may determine and announce in its sole discretion, with such determination and announcement being no later than February 15, 2010; (ii) satisfy the conditions precedent to completion of the Arrangement; and (iii) cooperate in effecting the actions contemplated by the Canadian Tax Ruling and the U.S. Tax Ruling.

Conditions Precedent

The obligations of EnCana to complete the Arrangement (subject to its right to terminate the Arrangement at any time prior to the Effective Date) are subject to the satisfaction, or in certain cases waiver by EnCana, of certain conditions precedent, including the following:

(i)	the Interim Order shall not have been set aside, amended or varied in a manner unacceptable to EnCana, in its sole discretion, whether on appeal or otherwise;

(ii)	the Pre-Arrangement Reorganization shall have been completed;

(iii)	the required Shareholder approval of the Arrangement Resolution shall have been obtained;

(iv)	the required Shareholder approval of the Cenovus Employee Stock Option Plan Resolution shall have been obtained;

(v)	the Final Order shall have been obtained in form and substance satisfactory to EnCana, in its sole discretion;

(vi)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to EnCana, in its sole discretion, shall have been accepted for filing by the Director together with the Final Order in accordance with the CBCA;

(vii)	all material approvals required or necessary, in the sole discretion of EnCana, to complete the Arrangement shall have been obtained;

(viii)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement, the Canadian Tax Ruling or the U.S. Tax Ruling, and no cease trading or similar order with respect to any securities of any of the parties shall have been issued and remain outstanding;

(ix)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement or the Canadian Tax Ruling or the U.S. Tax Ruling or their effective application to the Arrangement;

(x)	the Canadian Tax Ruling and the U.S. Tax Ruling shall remain in full force and effect and all of the transactions referred to in such tax rulings as occurring on or prior to the Effective Time will have occurred and all conditions or terms of such tax rulings shall have been satisfied;

(xi)	there shall not be Shareholders that hold, in the aggregate, greater than 0.5 percent of all outstanding EnCana Common Shares that have validly exercised their Dissent Rights and not withdrawn such exercise;

(xii)	the New EnCana Common Shares shall continue to be listed on the TSX and the Cenovus Common Shares shall have been conditionally approved for listing on the TSX;

(xiii)	the New EnCana Common Shares shall continue to be listed on the NYSE and the Cenovus Common Shares shall have been authorized for listing on the NYSE subject to notice of issuance;

(xiv)	there shall not have developed, occurred or come into effect or existence any event, action or occurrence which, in the sole discretion of EnCana, materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States or the business, financial condition, operations or affairs of EnCana or Cenovus going forward; and

(xv)	the Arrangement Agreement shall not have been terminated.

Certain conditions precedent to the completion of the Arrangement in the Arrangement Agreement will be deemed to be satisfied or waived on the filing of the Articles of Arrangement.

The obligation of each party to complete the Arrangement is subject to the satisfaction or waiver of the following mutual conditions precedent (which may be waived by each party): (i) except as set forth in the Arrangement Agreement, the Plan of Arrangement, the Canadian Tax Ruling or the U.S. Tax Ruling, the representations and warranties of the parties shall be true and correct in all material respects on the Effective Date; (ii) the covenants of the parties to be performed on or before the Effective Date shall have been duly performed in all material respects; and (iii) the parties shall have entered into the Separation Agreement on or before the Effective Date.

Indemnification

Pursuant to the Arrangement Agreement, EnCana, Cenovus and Subco each agreed to indemnify and hold harmless the other parties against any losses suffered or incurred by the other as a result of or in connection with a breach of any tax-related covenant made by the indemnifying party, including covenants that each party will not perform any act or enter into any transaction that could cause the Arrangement or any related transaction to be taxed in a manner inconsistent with the Canadian Tax Ruling or the U.S. Tax Ruling. Upon execution of the Separation Agreement, the indemnity provisions contained in the Separation Agreement will supersede and replace the indemnity provisions contained in the Arrangement Agreement. See “Risk Factors – Indemnification Obligations”.

Amendments

The Arrangement Agreement may be amended at any time and from time to time before and after the Meeting, but not later than the Effective Date, with the consent of EnCana, Cenovus and Subco. It is possible that market or other conditions could make it imprudent to proceed with the Arrangement or make it advisable to otherwise amend the Arrangement Agreement or the Plan of Arrangement. In addition, it is also possible that the Board may determine that it is appropriate that amendments be made. The Arrangement Resolution authorizes the Board to amend, modify or supplement the Arrangement Agreement. See “The Arrangement – Arrangement Steps – Amendments” with respect to amendments to the Plan of Arrangement.

Termination

Pursuant to the Arrangement Agreement, each of the parties has agreed to use commercially reasonable efforts to complete the transactions contemplated by the Arrangement Agreement. However, the Arrangement Agreement may be terminated at any time by EnCana, in its sole discretion, whether before or after the Meeting, but prior to the Effective Date, without the approval of the Shareholders, Cenovus or Subco. The Arrangement Agreement will terminate without any further action by the parties if the Effective Date has not occurred on or before February 28, 2010 or such later date as EnCana may determine and announce in its sole discretion, with such determination and announcement being no later than February 15, 2010. The Board considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur after the Meeting and prior to the Effective Date which, in the opinion of the Board, makes it inappropriate to complete the Arrangement. Accordingly, the Arrangement Resolution authorizes the Board not to proceed with the Arrangement and related transactions prior to the Effective Date, without notice to or approval of Shareholders, the Court, Cenovus or Subco.

 PRE-ARRANGEMENT REORGANIZATION

Pre-Arrangement Reorganization

Prior to the Effective Date, a number of preliminary transactions to reorganize the business of EnCana (the “Pre-Arrangement Reorganization”) have been, and will be, undertaken by EnCana to facilitate the Arrangement in a tax-efficient manner. The effect of the Pre-Arrangement Reorganization will be, among other things, to transfer to Subco the assets and liabilities associated with the EnCana businesses to be owned and operated by Cenovus after giving effect to the Arrangement.

Pursuant to the Arrangement, EnCana will, among other things, transfer its shares in Subco to Cenovus, and Subco and Cenovus will amalgamate to form Cenovus, thereby completing the transfer of the Cenovus Assets. See “The Arrangement – Arrangement Mechanics”.

The Cenovus Assets to be transferred, directly or indirectly, to Subco pursuant to the Pre-Arrangement Reorganization will include, among others, the following:

(a)	those assets associated with EnCana’s Integrated Oil Division, which include EnCana’s interests in the Foster Creek, Christina Lake, Narrows Lake and Borealis areas and the U.S. refinery interests in addition to certain of EnCana’s other bitumen interests and natural gas assets located in the Athabasca area;

(b)	those assets associated with EnCana’s Canadian Plains Division, which include the majority of EnCana’s legacy oil and natural gas assets in southern Alberta and Saskatchewan, crude oil and natural gas development and production activities in Alberta and Saskatchewan; the Shallow Gas key resource play contained within the Suffield, Brooks North and Langevin areas, and the key enhanced oil recovery resource plays located at Pelican Lake and Weyburn; and

(c)	those assets associated with the foregoing businesses, including marketing, corporate and office space (including a proportionate share of The Bow office project).

The Assumed Liabilities to be assumed, directly or indirectly, by Subco will include, among others, those liabilities relating to the Integrated Oil Division and the Canadian Plains Division. See “The Arrangement – Details of the Arrangement”.

Employees of EnCana that are engaged in the operations relating to the Cenovus Assets will be transferred, pursuant to the Pre-Arrangement Reorganization, to Subco or entities controlled directly or indirectly by Subco. As part of such transfer in the Employee Matters Agreement, Subco will, amongst other things, agree to reimburse EnCana for certain cash payments EnCana is required to make to the transferred employees upon surrender of their EnCana Options, exercise of their EnCana SARs, or redemption of their EnCana DSUs. A portion of these reimbursement rights will be assigned by EnCana to Cenovus as part of the Arrangement and such portion (including all of the rights to reimbursement associated with the EnCana DSUs) will cease to exist on the amalgamation of Cenovus and Subco pursuant to the Arrangement. The remaining portion of such reimbursement rights will, post-Arrangement, exist as between Cenovus (as the successor to Subco) and EnCana. Upon completion of the Arrangement, EnCana will have comparable reimbursement obligations to Cenovus in respect of certain cash payments which Cenovus is required to make to non-transferred employees upon surrender of their Cenovus Replacement Options or exercise of their Cenovus Replacement SARs.

If the Arrangement is not completed as expected, there will be no material adverse consequences to EnCana in having commenced or completed the Pre-Arrangement Reorganization as described above, other than the acceleration of taxes payable on the dissolution of certain partnerships described below.

The Pre-Arrangement Reorganization will cause an acceleration of future taxes that will be recognized in 2009. The impact on 2009 cash tax expense is expected to be an increase of approximately $700 million. This is offset by related tax benefits which are expected to reduce cash tax expense in EnCana and Cenovus by approximately $500 million in 2010. The net effect is an increase in cash tax expense of about $200 million over the two years.

As a means of managing commodity price volatility, EnCana has entered into various financial derivative contracts and physical contracts. EnCana and Cenovus intend to allocate these contracts and commitments between EnCana and Cenovus based on related production volumes.

 ARRANGEMENT MECHANICS

The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to Section 192 of the CBCA. The Arrangement will become effective on the date of filing of the Articles of Arrangement with the Director.

Provided that the Arrangement Resolution is passed, the Final Order is granted by the Court and the other conditions precedent to the Arrangement set forth in the Arrangement Agreement are satisfied or waived, the Articles of Arrangement and related documents, in the form prescribed by the CBCA, will be filed with the Director, at such time as EnCana deems appropriate, in its sole discretion, and the steps to effect the Arrangement will occur by operation of law without any further action by the Shareholders.

The following summary of the principal provisions of the Plan of Arrangement is qualified in its entirety by reference to the Plan of Arrangement which is attached as Appendix “A” to the Arrangement Agreement, a copy of which is attached as Appendix “B” to this Information Circular.

 ARRANGEMENT STEPS

The effect of the Arrangement will be, among other things, to: (i) transfer the shares of Subco from EnCana to Cenovus (as Subco will, as a result of the Pre-Arrangement Reorganization, own, directly or indirectly, the EnCana businesses to be owned and operated by Cenovus after completion of the Arrangement); (ii) exchange each EnCana Common Share (other than a Dissent Share) for one New EnCana Common Share and one Cenovus Common Share; (iii) exchange each EnCana Option for one EnCana Replacement Option and one Cenovus Replacement Option; (iv) exchange each EnCana SAR for one EnCana Replacement SAR and one Cenovus Replacement SAR; (v) amalgamate Subco and Cenovus; (vi) exchange certain EnCana DSUs for Cenovus DSUs; and (vii) credit certain holders of EnCana DSUs with additional EnCana DSUs to ensure the value of the DSUs held by those holders is maintained. Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur in the following sequence:

(a)	the terms of the EnCana Shareholder Rights Plan will be amended, waived, varied, suspended, or rescinded in order to facilitate the completion of the transactions contemplated by the Arrangement;

(b)	the Rights attached to the EnCana Common Shares will be cancelled without any payment therefor, and the issuance of Rights pursuant to the EnCana Shareholder Rights Plan will be suspended until immediately following the issuance of New EnCana Common Shares pursuant to the Initial EnCana Share Exchange (as defined below);

(c)	no EnCana Options or EnCana SARs which are outstanding immediately prior to the Effective Time may be exercised or surrendered after the Effective Time;

(d)	each EnCana DSU which has been credited to and is outstanding in the account of an individual who will, following the Arrangement, be an employee, officer or director of Cenovus or its corporate subsidiaries (and who will not be, immediately following completion of the Arrangement, an employee, officer or director of EnCana or any of its subsidiaries) will be cancelled in consideration for a number of Cenovus DSUs. The number of Cenovus DSUs to be credited to each such employee, officer or director will be determined in accordance with an agreed formula, pursuant to the Arrangement, such that the value of the Cenovus DSUs credited will be equal to the value of the EnCana DSUs that are cancelled. In consideration for the grant of the Cenovus DSUs, EnCana will assign to Cenovus EnCana’s rights to be reimbursed by Subco in respect of the redemption of EnCana DSUs held by Subco employees, officers and directors;

(e)	Cenovus’s articles will be amended so that the rights, privileges, restriction and conditions attaching to the Cenovus Special Shares will be as set out in Schedule “F” of the Plan of Arrangement;

(f)	EnCana’s articles will be amended to change the designation of the EnCana Common Shares to Class A common shares, to increase the voting rights of the EnCana Common Shares from one vote to two votes per share, to amend the rights, privileges, restrictions and conditions attaching to the EnCana First Preferred Shares and EnCana Second Preferred Shares to be subordinate to the EnCana Special Shares, and to create and authorize the issuance of two new classes of shares, being an unlimited number of New EnCana Common Shares and an unlimited number of EnCana Special Shares;

(g)	each holder of an EnCana Option will dispose of a specified portion of such holder’s EnCana Options to EnCana and to Cenovus in sole consideration for the grant by EnCana to such holder of EnCana Replacement Options and the grant by Cenovus to such holder of Cenovus Replacement Options; the exercise price of each EnCana Replacement Option and Cenovus Replacement Option will be determined, based on the exercise price of the EnCana Option surrendered, in accordance with an agreed formula, and the EnCana Options will be concurrently cancelled and terminated. In consideration for the grant of the Cenovus Replacement Options, EnCana will assign to Cenovus a portion of EnCana’s rights to be reimbursed by Subco in respect of cash payments made on the surrender of EnCana Options by employees of Subco and, in acknowledgement that the grant of the Cenovus Replacement Options to EnCana employees is of direct benefit to EnCana’s business, EnCana will agree to make certain reimbursement payments to Cenovus in respect of cash payments made on the surrender by EnCana employees of the Cenovus Replacement Options;

(h)	each holder of an EnCana SAR will dispose of a specified portion of such holder’s EnCana SARs to EnCana and to Cenovus in consideration for the grant by EnCana to such holder of EnCana Replacement SARs and the grant by Cenovus to such holder of Cenovus Replacement SARs; the base value of each EnCana Replacement SAR and Cenovus Replacement SAR will be determined, based on the base value of the EnCana SAR exchanged, in accordance with an agreed formula, and the EnCana SARs will be concurrently cancelled and terminated. In consideration for the grant of the Cenovus Replacement SARs, EnCana will assign to Cenovus a portion of EnCana’s rights to be reimbursed by Subco in respect of cash payments made on the exercise of EnCana SARs by employees of Subco and, in acknowledgement that the grant of the Cenovus Replacement SARs to EnCana employees is of direct benefit to EnCana’s business, will agree to make certain reimbursement payments to Cenovus in respect of cash payments made on the exercise by EnCana employees of the Cenovus Replacement SARs;

(i)	each outstanding EnCana Common Share (other than a Dissent Share) will be exchanged for one New EnCana Common Share and one EnCana Special Share (the “Initial EnCana Share Exchange”);

(j)	concurrently with the issuance of the New EnCana Common Shares pursuant to the Initial EnCana Share Exchange, all EnCana Common Shares acquired by EnCana pursuant to the Initial EnCana Share Exchange will be cancelled and the New EnCana Common Shares will continue to be listed on the TSX and the NYSE outside of the Plan of Arrangement;

(k)	immediately following the issuance of the New EnCana Common Shares pursuant to the Initial EnCana Share Exchange, a Right will be issued by EnCana in respect of each New EnCana Common Share pursuant to the EnCana Shareholder Rights Plan, the terms of which will be identical to the terms of the Rights which were attached to the EnCana Common Shares immediately prior to the Effective Time, provided that, for the purposes of the EnCana Shareholder Rights Plan, the New EnCana Common Shares shall be the Common Shares (as defined in the EnCana Shareholder Rights Plan) and the Exercise Price (as defined in the EnCana Shareholder Rights Plan) shall be determined based on the first five consecutive trading days, commencing on or after the Effective Date on which the New EnCana Common Shares trade on the TSX, on an “if, as and when issued” basis or otherwise, and no further adjustments shall be required pursuant to the EnCana Shareholder Rights Plan as a result of the Plan of Arrangement;

(l)	each outstanding EnCana Special Share will be transferred to Cenovus (the “Initial Cenovus Share Exchange”) in exchange for one Cenovus Common Share and concurrently with the issuance of the Cenovus Common Shares, the Cenovus Common Shares will be listed on the TSX and NYSE outside of the Plan of Arrangement (subject to standard post-closing listing conditions imposed by the TSX and NYSE in similar circumstances);

(m)	immediately following the issuance of the Cenovus Common Shares pursuant to the Initial Cenovus Share Exchange, provided that the Cenovus Shareholder Rights Plan has been approved by the Shareholders, a Right will be issued by Cenovus in respect of each Cenovus Common Share pursuant to the Cenovus Shareholder Rights Plan;

(n)	EnCana will transfer all of the outstanding shares of Subco to Cenovus in exchange for 100 Cenovus Special Shares having an aggregate redemption amount equal to the fair market value of the Subco shares, less the fair market value of any non-share consideration;

(o)	Cenovus will redeem for cancellation all of the outstanding Cenovus Special Shares held by EnCana and will issue to EnCana a demand promissory note in respect of the redemption amount (the “Cenovus Redemption Note”);

(p)	EnCana will redeem for cancellation all of the outstanding EnCana Special Shares held by Cenovus and will issue to Cenovus a demand promissory note (the “EnCana Redemption Note”) in respect of the redemption amount;

(q)	EnCana will pay in full the EnCana Redemption Note by transferring to Cenovus the Cenovus Redemption Note, and Cenovus will pay in full the Cenovus Redemption Note by transferring to EnCana the EnCana Redemption Note; the EnCana Redemption Note and the Cenovus Redemption Note will thereupon be cancelled;

(r)	the articles of EnCana will be amended to remove the EnCana Special Shares and the EnCana Common Shares from the authorized capital of EnCana and the articles of Cenovus will be amended to remove the Cenovus Special Shares from the authorized capital of Cenovus;

(s)	the persons listed in Schedule “C” of the Plan of Arrangement will become the directors of Cenovus;

(t)	the directors of Cenovus will have the authority to appoint one or more additional directors of Cenovus, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of Cenovus, but the total number of directors so appointed may not exceed one-third of the number of individuals who become directors of Cenovus as contemplated by the Plan of Arrangement;

(u)	the by-laws of Cenovus will be the by-laws set out in Schedule “D” of the Plan of Arrangement and will be deemed to have been confirmed by the shareholders of Cenovus;

(v)	PricewaterhouseCoopers LLP will become the initial auditors of Cenovus, to hold office until the close of the first annual meeting of shareholders of Cenovus, or until PricewaterhouseCoopers LLP resigns or is removed from office as contemplated by the CBCA;

(w)	Cenovus and Subco will be amalgamated and the amalgamated company’s name will be “Cenovus Energy Inc.” Pursuant to the amalgamation: (i) all of the property of Cenovus and Subco will become the property of Cenovus; (ii) all of the liabilities and obligations of Cenovus and Subco will become the liabilities and obligations of Cenovus and as a result Cenovus will continue to be liable for the obligations of Cenovus and Subco; (iii) any existing cause of action, claim or liability to prosecution of Cenovus or Subco shall be unaffected; (iv) any civil, criminal or administrative action or proceeding pending by or against Cenovus or Subco may be continued to be prosecuted by or against Cenovus; (v) a conviction against, or ruling, order or judgment in favour of or against, Cenovus or Subco may be enforced by or against Cenovus; (vi) the Articles of Arrangement filed to give effect to the Arrangement will be deemed to be the articles of amalgamation and articles of incorporation of Cenovus and the Certificate of Arrangement issued in respect of such Articles of Arrangement by the Director under the CBCA shall be deemed to be the certificate of amalgamation and certificate of incorporation of Cenovus; (vii) the initial directors of Cenovus shall be those persons listed in Schedule “C” of the Plan of Arrangement and such individuals shall hold office until the next annual meeting of the shareholders of Cenovus or until their successors are elected or appointed; (viii) the by-laws of Cenovus post-amalgamation shall be the same as those of Cenovus pre-amalgamation, mutatis mutandis; (ix) PricewaterhouseCoopers LLP will be the initial auditors of Cenovus, to hold office until the close of the first annual meeting of shareholders of Cenovus, or until PricewaterhouseCoopers LLP resigns or is removed from office as contemplated by the CBCA; (x) all of the outstanding Subco Common Shares will be cancelled without any repayment of capital; (xi) no securities will be issued by Cenovus in connection with the amalgamation and the stated capital of the Cenovus Common Shares as it exists following such amalgamation will be the same as the PUC of the Cenovus Common Shares as it existed immediately prior to such amalgamation; (xii) the issued and outstanding Cenovus Common Shares (pre-amalgamation) will become the post-amalgamation Cenovus Common Shares and the Cenovus Common Shares will, outside of the Plan of Arrangement, continue to be listed on the TSX and the NYSE; (xiii) each outstanding option to acquire Cenovus Common Shares will continue to be a Cenovus Replacement Option to acquire the same number of Cenovus Common Shares under the Cenovus Employee Stock Option Plan; (xiv) each outstanding stock appreciation right of Cenovus will continue to be a Cenovus Replacement SAR on the same terms and conditions under the Cenovus ESAR Plan, with the appreciation value of each Cenovus Replacement SAR being referable to the appreciation in value of the post-amalgamation Cenovus Common Shares; (xv) each deferred share unit of Cenovus will continue to be a Cenovus DSU and the Cenovus DSU Plans will continue to be the deferred share unit plans of Cenovus; and (xvi) the shareholder rights plan of Cenovus (pre-amalgamation) will continue to be the shareholder rights plan of Cenovus and the Rights attached to the Cenovus Common Shares (pre-amalgamation) will continue to be the Rights attached to the Cenovus Common Shares;

(x)	the account of each holder of EnCana DSUs who has not exchanged his or her EnCana DSUs for Cenovus DSUs will be credited with an additional number of EnCana DSUs, computed in accordance with an agreed formula, pursuant to the Arrangement, so as to compensate such holder for the loss in value in the EnCana Common Shares, as compared to the New EnCana Common Shares, resulting solely from the Arrangement;

(y)	outside of the Plan of Arrangement, the articles of Cenovus will be restated and the restated articles of Cenovus will be filed in accordance with the CBCA; and

(z)	outside of the Plan of Arrangement, the articles of EnCana will be restated and the restated articles of EnCana will be filed in accordance with the CBCA.

Dissent Rights

The Plan of Arrangement provides for Dissent Rights in respect of the Arrangement Resolution. See “Dissenting Shareholders’ Rights”.

Amendments

The Plan of Arrangement may be amended, modified or supplemented: (i) by the parties prior to the Meeting with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes; (ii) by the parties after the Meeting, but prior to the Effective Time, with the approval of the Court and, if and as required by the Court, after communication to Shareholders; (iii) by EnCana or Cenovus at any time following the Effective Time, but prior to the restatement of the articles of EnCana and Cenovus, without the approval of the Court, the Shareholders or the shareholders of Cenovus, provided that it concerns a matter which, in the reasonable opinion of EnCana and Cenovus, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement or is not adverse to the financial or economic interests of any holder or former holder of EnCana Common Shares or any holder of Cenovus Common Shares.

 DELIVERY OF NEW SHARE CERTIFICATES

Upon the Arrangement becoming effective, from and including the Effective Date to and including the Distribution Record Date, share certificates representing EnCana Common Shares will represent the New EnCana Common Shares and Cenovus Common Shares to be issued to Shareholders pursuant to the Arrangement. As soon as practicable after the Distribution Record Date, there will be delivered to each Shareholder of record as at the close of business on the Distribution Record Date, certificates representing the Cenovus Common Shares to which such holder is entitled pursuant to the Arrangement. The certificates representing EnCana Common Shares will be deemed for all purposes thereafter to be certificates representing New EnCana Common Shares and accordingly no new certificates will be issued in respect of the New EnCana Common Shares.

Share certificates representing the Cenovus Common Shares will be sent to Shareholders by first class mail at the most recent address for the Shareholder on EnCana’s list of registered Shareholders maintained by CIBC Mellon, the registrar and transfer agent for the EnCana Common Shares.

 TREATMENT OF CERTAIN ENCANA SECURITIES

Dividend Reinvestment Plan

On April 21, 2008, EnCana established a dividend reinvestment plan (the “EnCana DRIP”) which permits Shareholders that elect to participate in the EnCana DRIP (a “Participant”) to automatically reinvest all cash dividends paid on the Participant’s EnCana Common Shares which are enrolled in the EnCana DRIP in additional EnCana Common Shares to be acquired on the market (“Plan Shares”). Unless withdrawn from the EnCana DRIP pursuant to the terms thereof, Plan Shares are held by CIBC Mellon, in its capacity as plan agent under the EnCana DRIP (the “Plan Agent”), either in its own name or in the name of its nominee. The EnCana DRIP will not be affected by the Arrangement and will continue in relation to the New EnCana Common Shares on the same terms and conditions following completion of the Arrangement.

On the Effective Date, and pursuant to the Arrangement, the aggregate whole number of Plan Shares will be exchanged for an equivalent number of New EnCana Common Shares and Cenovus Common Shares. Unless otherwise withdrawn from the EnCana DRIP pursuant to the terms thereof, New EnCana Common Shares issued in exchange for EnCana Common Shares (including Plan Shares) will continue, along with any notional fractional entitlement thereto credited to the Participant in accordance with the EnCana DRIP, without any further action on the part of the Participant, to be enrolled in the EnCana DRIP and dividends paid thereon will be reinvested in New EnCana Common Shares pursuant to the terms of the EnCana DRIP. Certificates representing whole Cenovus Common Shares issued in respect of Plan Shares will be sent to the applicable Participant by the Plan Agent. The number of whole Cenovus Common Shares issued to each Participant pursuant to the Arrangement will be determined, on an equitable basis in accordance with the EnCana DRIP, with reference to each Participant’s proportional (including notional fractional entitlements) interest in Plan Shares. No certificates representing fractional interests in New EnCana Common Shares or Cenovus Common Shares will be issued pursuant to the Arrangement.

See “The Arrangement – Delivery of New Share Certificates”. Cenovus will not have a dividend reinvestment plan in place on the Effective Date but expects to establish a dividend reinvestment plan in substantially the same form as the EnCana DRIP following the Effective Date. See Appendix “F” – “Information Concerning Cenovus Post-Arrangement – Dividends – Dividend Reinvestment Plan”.

Further information regarding the EnCana DRIP can be obtained by contacting either the Plan Agent or EnCana.

Debt Securities

General

As at December 31, 2008, EnCana and its subsidiaries had total debt outstanding of U.S.$9.0 billion, of which U.S.$7.3 billion was outstanding under Canadian and U.S. unsecured notes and U.S.$1.7 billion was outstanding under Canadian and U.S. bank credit facilities. As at June 30, 2009, EnCana and its subsidiaries had total debt outstanding of U.S.$8.9 billion, of which U.S.$7.9 billion was outstanding under Canadian and U.S. unsecured notes and U.S.$1.0 billion was outstanding under Canadian and U.S. bank credit facilities.

Pursuant to the Pre-Arrangement Reorganization, EnCana will transfer the Cenovus Assets to Subco in exchange for, among other things, an interest bearing demand intercompany note in the amount of approximately U.S.$3.5 billion. See “The Arrangement – Pre-Arrangement Reorganization”. Upon completion of the Arrangement, Cenovus intends to use all of the net proceeds from the Cenovus Note Offering (described below) to repay all or substantially all of the intercompany note. EnCana expects to use the proceeds from the repayment by Cenovus of such intercompany note to repay amounts outstanding under EnCana’s commercial paper program and revolving credit facilities and for general corporate purposes.

Upon completion of the Arrangement the initial financial strategy for EnCana and Cenovus is expected to be consistent with EnCana’s existing strategy. EnCana and Cenovus intend to maintain a target debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times. Going forward, each company intends to pursue a financing and hedging strategy appropriate for its business model and growth plans.

Cenovus Credit Facilities

In order to provide ongoing liquidity, including working capital requirements, Subco has obtained commitments from a syndicate of banks to make available to Cenovus a Cdn.$2.0 billion 3-year revolving credit facility and a Cdn.$500 million 364-day revolving credit facility. The terms of each of these facilities commence on the Effective Date. The commitments from such banks to make advances available under such credit facilities on the Arrangement becoming effective are subject to customary conditions for credit facilities of this type. See Appendix “F” – “Information Concerning Cenovus Post-Arrangement – Pro Forma Consolidated Capitalization – Credit Facilities” to this Information Circular for further information.

In addition to the credit facilities noted above, Subco had arranged commitments with a syndicate of banks for a bridge credit facility in the amount of U.S.$3.0 billion to pay for debt to be incurred as a result of the Arrangement. The successful completion of the Cenovus Note Offering (described below) has subsequently eliminated the need for the bridge credit facility and the commitments in respect of the bridge credit facility have been cancelled. See Appendix “F” – “Information Concerning Cenovus Post-Arrangement – Debt Securities” to this Information Circular for further information.

Cenovus Note Offering

On September 18, 2009, Subco completed, in three tranches, a U.S.$3.5 billion private offering of debt securities (comprised of the 2014 Notes, 2019 Notes and 2039 Notes) which are exempt from the registration requirements of the U.S. Securities Act under Rule 144A and Regulation S. The net proceeds of the private offering were placed into an escrow account pending the completion of the Arrangement and, upon the release from escrow thereof, will be applied to repay all or substantially all of the approximately U.S.$3.5 billion in indebtedness to be incurred by Subco to acquire the Cenovus Assets from EnCana in connection with the Arrangement.

On the Effective Date, the Cenovus Notes will become Cenovus’s direct, unsecured and unsubordinated obligations and will rank equally and rateably with all of its other existing and future unsecured and unsubordinated indebtedness. The Cenovus Notes are structurally subordinate to all existing and future indebtedness and liabilities of any of Cenovus’s corporate and partnership subsidiaries. The interest rates payable on the Cenovus Notes will be subject to adjustment if, on the date the Arrangement becomes effective, either of Moody’s or S&P assigns ratings to the Cenovus Notes that are below the initial ratings assigned by Moody’s and S&P. See Appendix “F” – “Information Concerning Cenovus Post-Arrangement – Pro Forma Consolidated Capitalization – Credit Ratings” to this Information Circular for further information.

If the Arrangement does not become effective on or before January 31, 2010 (the “Transaction Closing Deadline”), the Cenovus Notes will be redeemed (the “Special Mandatory Redemption”), in whole and not in part, on or prior to the Special Mandatory Redemption Date. The Special Mandatory Redemption Date is defined as the earlier of (1) February 15, 2010, if the Arrangement has not become effective on or prior to the Transaction Closing Deadline (January 31, 2010) and (2) the 10th day (or if such day is not a business day, the first business day thereafter) following the public announcement by EnCana that it will not proceed with the Arrangement for any reason. In the event of such redemption, the redemption price will be equal to 101 percent of the aggregate principal amount of the Cenovus Notes plus a penalty payment computed with reference to the expected accrued interest to, but not including, the Special Mandatory Redemption Date.

Subject to the requirements set forth in an escrow and security agreement relating to the escrow account, if the Arrangement becomes effective prior to the Transaction Closing Deadline, then all amounts in the escrow account will be released to Cenovus by the escrow agent promptly after the escrow agent has been notified that the Arrangement has become effective. To secure the payment of the amounts payable upon a Special Mandatory Redemption, Subco has granted to the trustee of the Cenovus Notes for the ratable benefit of the holders of the Cenovus Notes a perfected security interest in the escrow account. Cenovus has also agreed to use its commercially reasonable efforts to cause a registration statement with respect to an offer to exchange the Cenovus Notes for a new issue of notes registered under the U.S. Securities Act to be declared effective no later than September 18, 2010. See Appendix “F” – “Information Concerning Cenovus Post-Arrangement – Pro Forma Consolidated Capitalization – Debt Securities” to this Information Circular for further information.

Continuing Debt Instruments of EnCana

The Arrangement is expected to be implemented in compliance with the terms of EnCana’s Canadian and U.S. bond indentures and bank credit agreements. EnCana’s existing fixed rate debt, including for greater certainty the debt of EnCana’s wholly-owned indirect subsidiary, EnCana Holdings Finance Corp., will remain outstanding following completion of the Arrangement. See “– Debt Securities – General” above and “Risk Factors”. EnCana will continue to have in place a Cdn.$2.5 billion commercial paper program, fully supported by a revolving credit facility for Cdn.$4.5 billion or its equivalent amount in U.S. dollars, which matures in October 2012. Alenco Inc., a wholly-owned indirect subsidiary of EnCana, will continue to have in place a revolving credit facility for $565 million, which matures in February 2013 and is guaranteed by EnCana.

 TREATMENT OF ENCANA EMPLOYEES AND BENEFIT PLANS

In order to provide for the allocation of management and employees to each of EnCana and Cenovus after giving effect to the division of EnCana into two separate companies, certain modifications are required to be made to employment arrangements and benefit plans. These arrangements will become effective at various times from the mailing of this Information Circular and both before and after the Effective Date. The Arrangement will not result in employees, officers or directors of EnCana receiving any material benefit that Shareholders do not receive generally in connection with the Arrangement. There will be no acceleration of vesting of options, triggering of change in control provisions or other payments or benefits being made to the employees, officers or directors of EnCana in connection with the Arrangement other than restructuring incentive payments paid or payable to eligible employees. EnCana’s current executive officers have not and will not receive restructuring incentive payments with respect to the Arrangement. See “The Arrangement – Expenses of the Arrangement”.

EnCana’s compensation program is administered by the Human Resources and Compensation Committee of the Board (the “EnCana HRC Committee”). The EnCana HRC Committee has retained and regularly consults with Hewitt Associates Corporation in respect of the compensation program of EnCana. Towers Perrin Inc. also provides outside expert consultation to the management of EnCana in respect of compensation matters. The EnCana HRC Committee has made and will continue to make recommendations to the Board as to certain appropriate modifications to employment agreements and benefit plans in connection with implementing the Arrangement. The objective is to make such modifications on a basis that will result in compensation arrangements as equivalent as possible to those in effect prior to the Arrangement becoming effective.

The modifications made, or to be made, to compensation arrangements in connection with the Arrangement are described below.

Employment Agreements

As at September 30, 2009, EnCana and its subsidiaries had approximately 6,000 employees. EnCana expects approximately 3,800 employees to remain with EnCana and its subsidiaries after the Arrangement becomes effective and approximately 2,200 employees to be transferred to Cenovus and its subsidiaries, on equivalent terms of employment, before or upon the Arrangement becoming effective.

EnCana has agreements with certain executive officers that provide for the payment of certain severance benefits if a change in control of EnCana occurs and, within a three-year period following the change in control, the individual’s employment is terminated by EnCana other than for cause, disability, retirement or death, or by the individual for certain specified reasons such as a change in responsibilities, or a reduction in salary and benefits except for across-the-board reductions similarly affecting all other executive officers of EnCana. The Board and the EnCana HRC Committee requested and received the advice of EnCana’s Canadian corporate counsel, Bennett Jones LLP, and the Board and the EnCana HRC Committee have determined, based on certain assumptions at the Effective Date, that the Arrangement will not cause a “change in control” for purposes of such agreements.

Options

The purpose of the EnCana Employee Stock Option Plan is to foster a proprietary interest in EnCana and provide a long-term performance related incentive for executive officers and other employees of EnCana and its subsidiaries. Non-employee directors of EnCana are not entitled to receive EnCana Options under the EnCana Employee Stock Option Plan. As at September 30, 2009, approximately 86 percent of EnCana’s employees were participants in the EnCana Employee Stock Option Plan. The EnCana Employee Stock Option Plan is administered by the EnCana HRC Committee, which also has the authority to interpret the EnCana Employee Stock Option Plan and any EnCana Options granted thereunder and the discretion to attach associated tandem stock appreciation rights (“EnCana TSARs”) to the EnCana Options. All EnCana Options have exercise prices that are not less than the fair market value of an EnCana Common Share at the time of the applicable grant. EnCana Options generally vest over three years based both on the continuation of employment of the holder during that period and, for certain of the EnCana Options, the satisfaction of certain performance criteria related to EnCana. Each EnCana Option (unless sooner terminated in accordance with the terms, conditions and limitations of such EnCana Option) shall be exercisable during such period, not exceeding five years from the date such EnCana Option was granted. As at the beginning of 2004, all EnCana Options granted under the EnCana Employee Stock Option Plan have associated EnCana TSARs, which entitle the optionee to surrender the right to exercise his or her option to purchase a specified number of EnCana Common Shares and to receive cash or EnCana Common Shares (at EnCana’s discretion) equal to the “in-the-money” value of the EnCana Option.

As at September 30, 2009, there were 40,085,911 EnCana Options outstanding under the EnCana Employee Stock Option Plan and 9,043,588 EnCana Options to acquire EnCana Common Shares available for grant. The EnCana Employee Stock Option Plan contains a provision requiring “equitable adjustments” in the kind of shares issuable under the plan and the exercise price of those shares in the event of a restructuring such as the Arrangement. The Board and the EnCana HRC Committee requested and received the advice of EnCana’s Canadian corporate counsel, Bennett Jones LLP, and the Board and the EnCana HRC Committee have determined, based on certain assumptions at the Effective Date, that the Arrangement will not cause a “change in control” for purposes of the stock option agreements entered into under the EnCana Employee Stock Option Plan and accordingly, will not cause accelerated vesting of the unvested EnCana Options. Pursuant to the Arrangement, each holder of EnCana Options will dispose of his or her rights to such EnCana Options to EnCana and Cenovus in consideration for the grant by EnCana to such holder of EnCana Replacement Options and the grant by Cenovus to such holder of Cenovus Replacement Options and the old EnCana Options will be cancelled and terminated.

To preserve the economic benefits of the EnCana Options, immediately before the Arrangement becomes effective, to the holder thereof, the exercise price of the EnCana Options exchanged will be apportioned between the EnCana Replacement Options and the Cenovus Replacement Options. The exercise price of each Cenovus Replacement Option will be determined in accordance with the following formula and rounded up to the nearest whole cent:

Exercise Price of Cenovus Replacement Option	=	Trading Price of Cenovus Common Share	×	Original Exercise Price Aggregate Trading Price

where:

“Aggregate Trading Price” means an amount equal to the aggregate of the Trading Prices of a New EnCana Common Share and of a Cenovus Common Share.

“Original Exercise Price” means the original exercise price per EnCana Common Share of the EnCana Option.

“Trading Price” means the one-day volume weighted average trading price of a New EnCana Common Share or a Cenovus Common Share, as the case may be, on the TSX on the last trading day following the Arrangement on which each of the EnCana Common Shares, New EnCana Common Shares and Cenovus Common Shares all trade on the TSX, whether such trading occurs on an “if, as and when issued” basis or on a “regular” basis.

The exercise price of each EnCana Replacement Option will be determined by subtracting the exercise price of the Cenovus Replacement Option from the Original Exercise Price of the EnCana Option exchanged.

The EnCana Replacement Options and Cenovus Replacement Options will otherwise have similar terms and conditions, including as to vesting, with performance based and other vesting criteria, adjusted as appropriate, as the EnCana Options currently held.

EnCana has sought the advice of its Canadian tax advisors and, in a supplemental Canadian tax ruling and opinion request, has requested rulings from the CRA, to confirm that the foregoing exchange of EnCana Options for EnCana Replacement Options and Cenovus Replacement Options will occur on a tax-deferred rollover basis for Canadian tax purposes for optionholders who are resident in Canada or who were granted the EnCana Options in respect of services rendered in Canada and has sought the advice of its U.S. tax advisors on the treatment to optionholders who are resident in the United States. Adjustments may be made to the foregoing treatment of the EnCana Options to comply with any requirements arising in connection with the requested supplemental Canadian tax ruling and opinion and such Canadian and U.S. advice received.

Cenovus has approved for adoption the Cenovus Employee Stock Option Plan. Ratification and approval of the Cenovus Employee Stock Option Plan by Shareholders is required by the TSX and is a condition precedent to completion of the Arrangement that may be waived by EnCana. See “Other Matters to be Acted Upon – Cenovus Employee Stock Option Plan”.

Pursuant to the Employee Matters Agreement and the Plan of Arrangement, Cenovus will, post-Arrangement, make certain reimbursement payments to EnCana in respect of any cash payments made by EnCana on the surrender of EnCana Replacement Options by employees of Cenovus (or its subsidiaries). Similarly, EnCana will, post-Arrangement, make certain reimbursement payments to Cenovus in respect of any cash payments made by Cenovus on the surrender of Cenovus Replacement Options by employees of EnCana (or its subsidiaries).

Stock Appreciation Rights

EnCana adopted the EnCana ESAR Plan effective February 12, 2008. As at September 30, 2009 there were 5,871,598 EnCana SARs outstanding under the EnCana ESAR Plan, all of which have been granted to U.S. employees. Like the EnCana Employee Stock Option Plan, the purpose of the EnCana ESAR Plan is to provide a long-term performance related incentive for executive officers and other employees of EnCana and its affiliates. Under the terms of the EnCana ESAR Plan, stand-alone EnCana SARs may be granted which entitle the holder to exercise a vested EnCana SAR and receive a cash payment (or its equivalent in the form of EnCana Common Shares acquired in the market) equal to the difference, if any, between the fair market value of the underlying EnCana Common Share in respect of which the EnCana SAR was granted and the base value of such EnCana SAR. No EnCana Common Shares are issuable from treasury pursuant to the EnCana ESAR Plan. All EnCana SARs must have base values that are not less than the fair market value of an EnCana Common Share at the time of the applicable grant. EnCana SARs generally vest over three years based both on the continuation of employment of the holder during that period and, for certain of the EnCana SARs, the satisfaction of certain performance criteria related to EnCana.

The EnCana ESAR Plan contains a provision requiring “equitable adjustments” in one or more of the number of EnCana SARs, the manner of determining the base value, fair market value and appreciation value of the EnCana SARs, the type of SAR and the SAR period in the event of a restructuring such as the Arrangement. A similar approach as is described for EnCana Options above will be used for the exchange of each EnCana SAR for an EnCana Replacement SAR and a Cenovus Replacement SAR. The base values for each EnCana Replacement SAR and Cenovus Replacement SAR will be determined, based on the base value of the EnCana SAR exchanged, in accordance with a formula similar to that used for the exchange of EnCana Options for EnCana Replacement Options and Cenovus Replacement Options.

The EnCana Replacement SARs and the Cenovus Replacement SARs will otherwise have similar terms and conditions, including as to vesting, with performance-based and other vesting criteria, adjusted as appropriate, as the EnCana SARs currently held. Cenovus has approved for adoption the Cenovus ESAR Plan which, other than as described above, will have similar terms and conditions as the EnCana ESAR Plan.

EnCana has sought the advice of its U.S. tax advisors on the treatment to holders of SARs who are resident in the United States. Adjustments may be made to the foregoing treatment of the EnCana SARs to comply with any requirements arising in connection with such U.S. advice received.

The Board and the EnCana HRC Committee requested and received the advice of EnCana’s Canadian corporate counsel, Bennett Jones LLP, and the Board and the EnCana HRC Committee have determined, based on certain assumptions at the Effective Date, that the Arrangement will not cause a “change in control” for purposes of the EnCana ESAR Plan and accordingly, will not cause accelerated vesting of the unvested EnCana SARs.

Pursuant to the Employee Matters Agreement and the Plan of Arrangement, Cenovus will, post-Arrangement, make certain reimbursement payments to EnCana in respect of any exercise of the EnCana Replacement SARs by employees of Cenovus (or its subsidiaries). Similarly, EnCana will, post-Arrangement, make certain reimbursement payments to Cenovus in respect of any exercise of the Cenovus Replacement SARs by employees of EnCana (or its subsidiaries).

Deferred Share Units

As at September 30, 2009, there were 751,101 EnCana DSUs outstanding under the EnCana DSU Plans. Each EnCana DSU has a notional value equal to the value of one EnCana Common Share. Payment in respect of such EnCana DSUs cannot be made until the termination of employment (or cessation of directorship) of the holder with EnCana or its subsidiaries. Of these outstanding EnCana DSUs, approximately 367,035 have been granted to individuals who will, before or upon the Arrangement becoming effective, be employed by, or become employees, officers or directors of, Cenovus or its corporate subsidiaries and who will not, immediately following the Arrangement, be employees, officers or directors of EnCana or its subsidiaries. The EnCana DSU Plans contain provisions requiring proportionate adjustments to the number of EnCana DSUs in the event of a transaction such as the Arrangement.

Pursuant to the Arrangement, EnCana DSUs which have been credited to the accounts of individuals who will be employed by, or become officers or directors of, Cenovus or its corporate subsidiaries upon completion of the Arrangement and who will not, immediately following the Arrangement, be employees, officers or directors of EnCana or its subsidiaries, will be exchanged for a number of Cenovus DSUs, each having a notional value equal to the value of one Cenovus Common Share. The Cenovus DSUs will have a fair market value equal to the fair market value of the exchanged EnCana DSUs and the exchanged EnCana DSUs will be cancelled and terminated without any cash payment. The number of Cenovus DSUs to be credited to each such former holder of EnCana DSUs will be determined pursuant to the following formula (rounded down to the nearest 0.01 Cenovus DSU):

Number of EnCana DSUs × Trading Price of EnCana
Trading Price of Cenovus

where:

“Number of EnCana DSUs” means the number of EnCana DSUs credited to and outstanding in the holder’s account immediately prior to the Effective Date.

“Trading Price of Cenovus” means the volume weighted average trading price of a Cenovus Common Share on the TSX on the 10 trading days ending on the last trading day preceding the Effective Date, including where such trading occurs on an “if, as and when issued” basis.

“Trading Price of EnCana” means the volume weighted average trading price of an EnCana Common Share on the TSX on the 10 trading days ending on the last trading day preceding the Effective Date.

In order to grant the Cenovus DSUs to holders of EnCana DSUs who will be employed by, or become officers or directors of, Cenovus and its corporate subsidiaries, Cenovus has approved for adoption the Cenovus DSU Plans which, except as described above, will have similar terms and conditions as the EnCana DSU Plans. Following termination of employment of the participant or cessation of the participant’s directorship, as applicable, and by no later than December 15 of the first calendar year thereafter, DSUs shall be redeemed. The value of the Cenovus DSUs credited to the participant’s account is calculated by multiplying the number of Cenovus DSUs in the participant’s account by the then market value of a Cenovus Common Share. The after-tax amount is paid to the participant. No Cenovus Common Shares are issuable pursuant to the Cenovus DSU Plans.

EnCana has sought the advice of its Canadian tax advisors and, in a supplemental Canadian tax ruling and opinion request, has requested rulings from the CRA, to confirm that the foregoing exchange of EnCana DSUs for Cenovus DSUs will occur on a tax-neutral basis for Canadian tax purposes for holders of EnCana DSUs who are resident in Canada or who were granted the EnCana DSUs in respect of services rendered in Canada. Adjustments may be made to the foregoing exchange to comply with any requirements arising in connection with the requested supplemental Canadian tax ruling and opinion and such Canadian advice received.

Pursuant to the Arrangement, the account of each participant who holds EnCana DSUs (other than participants who will have had their EnCana DSUs exchanged for Cenovus DSUs as described above) will be credited with additional EnCana DSUs to reflect the reduction in the fair market value of the New EnCana Common Shares, as compared to the EnCana Common Shares, arising solely as a result of the Arrangement. Each such participant account will be credited with an additional number of EnCana DSUs so that, immediately after the adjustment, each participant account will have an aggregate number of EnCana DSUs determined by the following formula (rounded down to the nearest 0.01 EnCana DSU):

Number of EnCana DSUs × Trading Price of EnCana Common Shares
Trading Price of New EnCana Common Shares

where:

“Number of EnCana DSUs” means the number of EnCana DSUs credited to and outstanding in the holder’s account immediately prior to the Effective Date.

“Trading Price of EnCana Common Shares” means the volume weighted average trading price of an EnCana Common Share on the TSX on the 10 trading days ending on the last trading day preceding the Effective Date.

“Trading Price of New EnCana Common Shares” means the volume weighted average trading price of a New EnCana Common Share on the TSX on the 10 trading days ending on the last trading day preceding the Effective Date, including where such trading occurs on an “if, as and when issued” basis.

EnCana has sought the advice of its Canadian tax advisors and, in a supplemental Canadian tax ruling and opinion request, has requested rulings from the CRA, to confirm that the foregoing treatment of holders of EnCana DSUs will occur on a tax-neutral basis for Canadian tax purposes. Adjustments may be made to the foregoing treatment of the EnCana DSUs to comply with any requirements arising in connection with the requested supplemental Canadian tax ruling and opinion and such Canadian advice received.

Benefit Plans

EnCana provides its employees the opportunity to participate in a group savings plan with registered, non-registered and company stock components. EnCana matches employee contributions to a maximum of five percent of base salary through an Employee Profit Sharing Plan by purchasing shares on the market at the end of each pay period. Following the Effective Date of the Arrangement, accounts belonging to continuing employees of EnCana or its subsidiaries will remain within EnCana’s investment plan and assets related to employees of Cenovus or its subsidiaries will be transferred to the Cenovus investment plan. The EnCana and Cenovus savings plans will be administered separately through the current administrator, Sun Life Financial.

Pension Plans

In Canada, EnCana maintains a registered pension plan which provides for both a defined benefit and a defined contribution component. Effective January 1, 2003, the defined benefit component was closed to new entrants and the defined contribution component became a non-contributory plan funded solely by EnCana. EnCana also maintains a non-registered non-contributory supplemental pension plan that provides for earned pension benefits in excess of CRA limits. In addition, EnCana maintains a defined benefit pension plan for former employees of a previously acquired company (“Conwest plan”) and a supplemental pension plan for former directors (“Former Directors plan”).

As part of the Pre-Arrangement Reorganization and following the receipt of applicable pension regulatory approvals, a proportionate share of the going concern liabilities and assets from EnCana’s registered and supplemental pension plans that relate to Cenovus employees, as determined by actuarial consultants, will be transferred to the Cenovus pension plan and the Cenovus supplemental pension plan for the benefit of such individuals. The going concern liabilities and assets related to continuing employees of EnCana and retirees prior to the Effective Date of the Arrangement, the Conwest plan and the Former Directors plan will remain with EnCana.

Subject to receipt of applicable pension regulatory approvals, EnCana employees who are not continuing employment with EnCana or Cenovus after the Effective Date of the Arrangement will receive earned pension benefits in cash or pensions from EnCana’s registered and/or supplemental plan, as appropriate.

Directors’ and Officers’ Liability Insurance

EnCana presently carries Directors’ and Officers’ Liability Insurance on behalf of its directors and officers, and on behalf of the directors and officers of its subsidiaries. After the Effective Date, EnCana will establish a new program of Directors’ and Officers’ Liability Insurance on behalf of the directors and officers of post-Arrangement EnCana, and on behalf of the directors and officers of its subsidiaries, in respect of acts occurring after the Effective Date. Cenovus will also establish its own program of Directors’ and Officers’ Liability Insurance on behalf of its directors and officers, and on behalf of the directors and officers of its subsidiaries, in respect of acts occurring after the Effective Date. It is presently expected that the Directors’ and Officers’ Liability Insurance of each of post-Arrangement EnCana and Cenovus will be on substantially the same terms as the current EnCana Directors’ and Officers’ Liability Insurance.

After the Effective Date, EnCana’s current program of Directors’ and Officers’ Liability Insurance will be in effect on behalf of the directors and officers of pre-Arrangement EnCana, and on behalf of the directors and officers of its subsidiaries, on a run-off basis for a period of discoverability of 10 years in respect of acts occurring on or prior to the Effective Date or otherwise in connection with the Arrangement.

 THE SEPARATION AGREEMENT AND OTHER INTERCOMPANY ARRANGEMENTS

Following the Arrangement, EnCana and Cenovus will be independent of each other to the greatest extent practicable. While the owners of both companies will initially be the Shareholders, there will be no overlap in the management or employees of EnCana and Cenovus, except as set forth in the Separation Agreement. The contractual arrangements between EnCana and Cenovus will generally be limited to their mutual obligations under, among others, the Arrangement Agreement, the Separation Agreement and the ancillary agreements contemplated in the Separation Agreement (including the Employee Matters Agreement), including indemnification in certain circumstances, and confidentiality and access to records necessary to comply with, among other things, continuous disclosure requirements. EnCana and Cenovus will not enter into a non-competition agreement, but the two companies will initially have distinct resource asset bases and will employ business plans and strategies to maximize the value of their respective assets.

In connection with the Separation, EnCana, Subco and Cenovus will enter into the Separation Agreement and several ancillary agreements to complete the transfer of the Cenovus Businesses to Cenovus. The terms of the Separation Agreement and the ancillary agreements have not been finalized prior to the printing and mailing of this Information Circular; changes, some of which may be material, may be made prior to the Separation. The Separation Agreement will set forth the agreement with respect to the transfer of the Cenovus Assets from EnCana to Subco and the assumption of the Assumed Liabilities by Subco and certain transitional arrangements governing the relationship between EnCana, Subco and Cenovus following the Reorganization Time. The Cenovus Assets will be transferred on an “as-is”, “where-is” basis.

The Separation Agreement will also allocate between EnCana and Subco responsibility and liability for outstanding legal actions based on whether such legal actions relate primarily to the Cenovus Businesses or the Cenovus Assets (on the one hand) or the retained businesses and assets (on the other hand). With respect to outstanding legal actions that affect both EnCana and Subco or unknown or future legal actions brought after the Reorganization Time, the Separation Agreement will provide that each party will be liable for its proportionate share of all costs and liabilities arising out of or relating to such legal actions based on the extent to which such legal actions relate to the Cenovus Businesses or the Cenovus Assets (in the case of Subco) or the retained businesses and assets (in the case of EnCana).

Pursuant to the Separation Agreement, each of Cenovus and EnCana have agreed, in respect of certain litigation matters, including, without limitation, certain judicial actions relating to coal bed methane involving EnCana (collectively, the “Joint Litigation”), to cooperate fully with the other and its counsel in the investigation, prosecution, defense and resolution of such Joint Litigation. Subject to certain exceptions contained within the Separation Agreement, EnCana shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Joint Litigation. See “Risk Factors” in Appendix “F” to this Information Circular.

The Separation Agreement will provide for a full and complete mutual release and discharge of all liabilities existing or arising from all acts, events and conditions (including liabilities arising under contractual agreements or arrangements between or among such parties other than the Separation Agreement and the ancillary agreements) occurring or existing on or before the Reorganization Time, between Subco or any of its affiliates, on the one hand, and EnCana or any of its affiliates (other than Subco and its affiliates), on the other hand, except as will expressly be set forth in the Separation Agreement.

Under the terms of the Separation Agreement, Subco will generally agree to indemnify EnCana and its affiliates from and against any liabilities associated with, among other things, the Cenovus Businesses or the Cenovus Assets, whether relating to the period, or arising, prior to or after the Reorganization Time. The Separation Agreement will contain a reciprocal indemnity under which EnCana will generally agree to indemnify Subco and its affiliates from and against any liabilities relating to, among other things, the businesses and assets retained by EnCana. EnCana and Subco will indemnify each other with respect to non-performance of their respective obligations under the Separation Agreement including the obligation not to do anything after the Arrangement which could interfere with any transactions outlined in the Canadian Tax Ruling and U.S. Tax Ruling.

The transfer of the Cenovus Businesses and the Cenovus Assets will be effective as at the Reorganization Time. To the extent that certain of the legal documentation necessary to evidence any of the transfers contemplated by the Separation Agreement have not been completed on or prior to the Reorganization Time, the parties will agree to cooperate to complete such legal documentation as promptly as practicable following the Reorganization Time. In addition, each of the parties will agree to cooperate with each other and use reasonable commercial efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation Agreement and the ancillary agreements.

Other matters governed by the Separation Agreement include responsibility for taxes, access to books and records, confidentiality, insurance and dispute resolution.

The Separation Agreement will provide that EnCana, Subco and Cenovus will enter into a transitional services agreement pursuant to which EnCana and Subco will agree to provide each other, on a transitional basis, certain services in order to facilitate the orderly transfer of the Cenovus Businesses to Subco. The transitional services will include, among other things, certain cash management, information technology, accounting, tax and marketing services. It is expected that the transitional services will be provided, at negotiated rates, for a period not to exceed six months after the Effective Date.

The Separation Agreement will provide that EnCana, Subco and Cenovus will also enter into a trade-mark license (which will govern the use by Cenovus of certain trade-marks owned by EnCana during the period following the Reorganization Time) and reciprocal non-exclusive seismic data license agreements (which will govern the use by EnCana and Cenovus of certain of their respective proprietary seismic data).

 ELIGIBILITY FOR INVESTMENT

In the opinion of Felesky Flynn LLP, Canadian tax counsel to EnCana and Cenovus in respect of the Arrangement and related transactions, and Bennett Jones LLP, Canadian corporate and securities law counsel to EnCana and Cenovus in respect of the Arrangement and related transactions, and subject to the provisions of any particular plan, the New EnCana Common Shares, provided they continue to be listed on a designated stock exchange (the current definition of which includes the TSX and the NYSE), and the Cenovus Common Shares, once listed on a designated stock exchange, will constitute qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans, registered education savings plans and TFSAs. Notwithstanding that the EnCana Common Shares and the Cenovus Common Shares may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on such shares held in the TFSA if such shares are a “prohibited investment” within the meaning of the Tax Act. The EnCana Common Shares and the Cenovus Common Shares will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with EnCana or Cenovus, as applicable, for the purposes of the Tax Act, or the holder of the TFSA has a “significant interest” within the meaning of the Tax Act, in EnCana or Cenovus, as applicable, or in a corporation, partnership or trust with which EnCana or Cenovus, as applicable, does not deal at arm’s length for the purposes of the Tax Act.

The Cenovus Common Shares have received conditional listing approval from the TSX and have been authorized for listing on the NYSE subject to notice of issuance. Listing on the TSX is subject to Cenovus fulfilling all of the original listing requirements of the TSX on or before January 5, 2010. See “Certain Legal and Regulatory Matters – Stock Exchange Listings”.

EnCana has advised counsel that it expects that the requirements that must be satisfied in order for the New EnCana Common Shares to be qualified investments as described above will be satisfied at the time such shares are issued in the Arrangement. Provided that Cenovus makes an election within a specified time period, the Cenovus Common Shares will be qualified investments as described above at the time such shares are issued in the Arrangement. EnCana has advised counsel that it expects Cenovus to make this election on a timely basis.

 INTENTION OF ENCANA DIRECTORS AND EXECUTIVE OFFICERS

All of the directors and executive officers of EnCana have indicated that they intend to vote FOR the Arrangement Resolution, Cenovus Employee Stock Option Plan Resolution and Shareholder Rights Plan Resolution. As at September 30, 2009, such directors and executive officers beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate 895,949 EnCana Common Shares representing approximately 0.12 percent of the outstanding EnCana Common Shares.

 EXPENSES OF THE ARRANGEMENT

The estimated fees, costs and expenses of the Arrangement are expected to aggregate approximately $265 million on a before-tax basis. This excludes approximately $67 million of expenses recorded as at the year ended December 31, 2008. The estimate includes, without limitation, financial advisors’ fees, financing fees in respect of Cenovus, legal and accounting fees, tax advisor fees, printing and mailing costs, proxy solicitation fees, stock exchange and regulatory filing fees, land and seismic transfer fees, information technology related fees and restructuring incentive payments.

CERTAIN LEGAL AND REGULATORY MATTERS

 COMPLETION OF THE ARRANGEMENT

Completion of the Arrangement is subject to the conditions precedent in the Arrangement Agreement having been satisfied or waived, including the following:

(a)	the required Shareholder approval of the Arrangement Resolution having been obtained;

(b)	the Canadian Tax Ruling and the U.S. Tax Ruling remaining in full force and effect and all of the transactions referred to in such tax rulings as occurring on or prior to the Effective Time having occurred and all conditions or terms of such tax rulings having been satisfied; and

(c)	the Final Order having been obtained.

The Arrangement Agreement provides for the Articles of Arrangement to be filed with the Director at such time as EnCana deems appropriate, in its sole discretion, after the conditions precedent contained in the Arrangement Agreement have been satisfied or waived. See “The Arrangement – Arrangement Agreement – Conditions Precedent”.

 TIMING

Assuming Shareholder approval of the Arrangement Resolution and issuance of the Final Order, we expect the Arrangement to be completed on or about November 30, 2009, subject to extension by EnCana in accordance with the Arrangement Agreement.

 SHAREHOLDER APPROVAL

The Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting. The Cenovus Employee Stock Option Plan Resolution and the Shareholder Rights Plan Resolution must be approved by a simple majority of the votes cast by Shareholders voting in person or by proxy at the Meeting. Shareholder approval of the Arrangement Resolution and the Cenovus Employee Stock Option Plan Resolution are conditions precedent to the completion of the Arrangement. Shareholder approval of the Shareholder Rights Plan Resolution is not a condition precedent to completion of the Arrangement.

 TAX RULINGS

Canadian Tax Ruling

The respective obligations of EnCana and Cenovus to complete the Arrangement are conditional upon the Canadian Tax Ruling remaining in full force and effect. EnCana has received the Canadian Tax Ruling which confirms that, based on the current provisions of the Tax Act, the transactions as disclosed in this Information Circular will be treated for the purposes of the Tax Act as a tax-deferred “butterfly” reorganization, thereby not imposing any material current Canadian federal income tax on any of EnCana or Cenovus, in general and subject to the comments under “Pre-Arrangement Reorganization”. Advance income tax rulings are issued by the CRA in respect of provisions of the Tax Act as enacted as of the date of the relevant ruling and are binding upon the CRA, provided that the material facts presented are accurately stated and the transactions are implemented as disclosed to the CRA. Canadian tax counsel to EnCana and Cenovus has opined that the

Arrangement generally will occur on a tax-deferred basis for Shareholders resident in Canada who hold their EnCana Common Shares as capital property. See “Certain Canadian Federal Income Tax Considerations”. A supplemental Canadian tax ruling and opinion has been requested that seeks to confirm this opinion. Opinions are provided by the CRA in respect of Tax Proposals and are non-binding. It is not certain that any Tax Proposals will be enacted in the form announced or at all. Although EnCana expects to receive the requested supplemental Canadian tax ruling and opinion before the Effective Date, no assurances can be given in this regard. The Arrangement is not conditional upon the receipt of the requested supplemental Canadian tax ruling and opinion.

U.S. Tax Ruling

EnCana has received the U.S. Tax Ruling which confirms that, among other things, for U.S. federal income tax purposes the transactions as disclosed in this Information Circular will be either disregarded or treated as exchanges or distributions of stock for U.S. federal income tax purposes and that, subject to the discussion under “Certain U.S. Federal Income Tax Considerations” no material current U.S. federal income tax will be imposed on any Shareholder that is subject to U.S. federal income taxation. A private letter ruling is a written determination issued to a taxpayer by the IRS in response to the taxpayer’s written inquiry, filed prior to the filing of U.S. federal income tax returns or reports that are required by the U.S. federal income tax laws, about its status for U.S. federal income tax purposes or the U.S. federal income tax effects of its acts or transactions. A private letter ruling interprets the U.S. federal income tax laws and applies them to the taxpayer’s specific set of facts. A taxpayer that receives a private letter ruling from the IRS and any taxpayer whose tax liability is directly involved in the private letter ruling may ordinarily rely on the private letter ruling provided that the controlling facts are accurately stated, the transactions are implemented substantially as proposed and no material changes to the law have occurred prior to the implementation of the transactions.

Tax Ruling Facts and Information

EnCana believes that the facts and other information contained in the applications for the Canadian Tax Ruling and the U.S. Tax Ruling and in all correspondence to the CRA and the IRS are accurate in all material respects and that, to EnCana’s knowledge, there has been no omission to state a material fact or to provide other material information to the CRA or the IRS or to tax counsel that would be relevant to any of the tax rulings.

 COURT APPROVAL

An arrangement under the CBCA requires court approval. Prior to the mailing of this Information Circular, EnCana obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix “D” to this Information Circular.

It is expected that, subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, an application will be made to the Court for the hearing on the Final Order on November 25, 2009 at 1:15 p.m. (Calgary time). At the hearing on the Final Order, the Court will determine whether to approve the Arrangement in accordance with the legal requirements and the evidence before the Court. Participation in the hearing on the Final Order, including who may participate and present evidence or argument and the procedure for doing so is subject to the terms of the Interim Order and any subsequent direction of the Court. A copy of the Notice of Petition for the Final Order is included in this Information Circular.

 STOCK EXCHANGE LISTINGS

The Cenovus Common Shares have received conditional listing approval from the TSX and have been authorized for listing on the NYSE subject to notice of issuance. Listing on the TSX is subject to Cenovus fulfilling all of the original listing requirements of the TSX on or before January 5, 2010. The trading symbol for the Cenovus Common Shares will be “CVE” on the TSX and the NYSE. The EnCana Common Shares are currently listed, and the New EnCana Common Shares will continue to be listed, on the TSX and on the NYSE under the trading symbol “ECA”.

EnCana expects that trading in the New EnCana Common Shares and Cenovus Common Shares will commence on an “if, as and when issued” basis on both the TSX and the NYSE on a date in early to mid-November and will be announced by EnCana in a news release. Since EnCana is a reporting issuer, and Cenovus will be designated as a reporting issuer, under applicable Canadian securities laws, the acquisition and beneficial ownership reporting rules under such laws will apply to all purchases of New EnCana Common Shares and Cenovus Common Shares from the commencement of “if, as and when issued” trading in such shares. U.S. beneficial ownership reporting rules will also apply. See “Certain Legal and Regulatory Matters – Securities Law Matters”.

If the Arrangement becomes effective on November 30, 2009, EnCana expects that the EnCana Common Shares with an entitlement to the Cenovus Common Shares will cease trading on the TSX after the close of trading on December 2, 2009 and on the NYSE after the close of trading on December 8, 2009 and the New EnCana Common Shares and the Cenovus

Common Shares will begin trading on the TSX for regular settlement at the opening of trading on December 3, 2009 and on the NYSE for regular settlement at the opening of trading on December 9, 2009. EnCana expects that the “if, as and when issued” trades will settle on December 8, 2009 on the TSX and on December 14, 2009 on the NYSE.

 SECURITIES LAW MATTERS

Canada

EnCana has applied for, and expects to receive, orders from the applicable securities regulatory authorities in Canada and the Autorité des marchés financiers (the “AMF”) in the Province of Québec which will collectively provide that, subject to certain conditions and among other things: (i) concurrently with the commencement of “if, as and when issued” trading of the Cenovus Common Shares, Cenovus will be deemed to be a reporting issuer, or the equivalent, in each of the provinces and territories of Canada; (ii) for the purposes of facilitating “if, as and when issued” trading in the Cenovus Common Shares and New EnCana Common Share, trades of Cenovus Common Shares and New EnCana Common Shares in the “if, as and when issued” markets will be exempt from: (a) the prospectus requirements under applicable securities laws; and (b) in the Province of Québec, the application of the Derivatives Act (Québec); and (iii) persons trading Cenovus Common Shares in the “if, as and when issued” markets will be subject to the acquisition and beneficial ownership reporting rules under applicable securities laws. A copy of the order issued by the Alberta Securities Commission will be available at www.albertasecurities.com and a copy of the order issued by the AMF will be available at www.lautorite.qc.ca.

The New EnCana Common Shares and Cenovus Common Shares to be issued pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws. In accordance with applicable securities legislation, the New EnCana Common Shares and Cenovus Common Shares may be resold in Canada without restriction, subject to the conditions that no unusual effort is made to prepare the market for the resale or create a demand for the shares and no extraordinary commission or consideration is paid in respect of the resale, and to customary restrictions applicable to distributions of securities held by control persons and persons in “special relationships” to the relevant company.

United States

The issuance of the New EnCana Common Shares and the Cenovus Common Shares pursuant to the Arrangement will not be registered under the U.S. Securities Act. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts from the general requirement of registration under the U.S. Securities Act any securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange have been approved by a court, after a hearing upon the fairness of such terms and conditions at which all persons to whom the securities will be issued in such exchange have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of securities in exchange for the outstanding EnCana Common Shares. The Court entered the Interim Order on October 16, 2009 and, subject to the approval of the Arrangement by Shareholders, a hearing on the fairness of the Arrangement will be held by the Court on Wednesday, November 25, 2009 at 1:15 p.m. (Calgary time). See “Certain Legal and Regulatory Matters – Court Approval”.

The New EnCana Common Shares and the Cenovus Common Shares issued in the Arrangement will be freely transferable under U.S. Securities Laws, except for the New EnCana Common Shares and the Cenovus Common Shares held by persons who are deemed to be “affiliates” (for purposes of U.S. Securities Laws) of EnCana or Cenovus, as applicable, which may be resold by them only in accordance with the resale provisions of Rule 144 under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. An “affiliate” of a corporation for purposes of U.S. Securities Laws is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such corporation. Persons who are not “affiliates” of EnCana or Cenovus, and have not been affiliates of EnCana or Cenovus within 90 days of the date of the Arrangement may resell the New EnCana Common Shares and the Cenovus Common Shares without restriction under the U.S. Securities Act upon closing of the Arrangement.

Shareholders that are U.S. residents or are otherwise subject to laws of the United States are urged to, and should, consult their legal advisors prior to transferring New EnCana Common Shares or Cenovus Common Shares.

DISSENTING SHAREHOLDERS’ RIGHTS

For the purposes of this section entitled “Dissenting Shareholders’ Rights”, the term “Dissenting Shareholder” shall mean a Registered Shareholder that has validly exercised its Dissent Rights in accordance with the Dissent Procedures.

The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to Section 190 of the CBCA, as modified by the Plan of the Arrangement, the Interim Order or any other order of the Court. Dissent Rights may not be exercised in respect of the Cenovus Employee Stock Option Plan Resolution or the Shareholder Rights Plan Resolution. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order or any other order of the Court, will be entitled, in the event that the Arrangement becomes effective, to be paid by Acquisition Sub the fair value of the EnCana Common Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Final Order is granted. Shareholders are cautioned that fair value could be determined to be less than the consideration payable under the Arrangement or the trading price of the EnCana Common Shares on the TSX or the NYSE as of the close of business on the day before the Final Order is granted.

Section 190 of the CBCA provides that a dissenting shareholder may only make a claim under that section with respect to all of the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Right in respect of EnCana Common Shares that are registered in that Shareholder’s name.

In many cases, shares beneficially owned by a Non-Registered Shareholder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the EnCana Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(b)	in the name of a depository (such as CDS) of which the Intermediary is a participant.

Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Right directly (unless the EnCana Common Shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise its Dissent Right should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its EnCana Common Shares and either (i) instruct the Intermediary to exercise the Dissent Right on the Non-Registered Shareholder’s behalf (which, if the EnCana Common Shares are registered in the name of CDS or other clearing agency, may require that such EnCana Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such EnCana Common Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Right directly.

The Dissent Procedures require that a Registered Shareholder who wishes to dissent must send to EnCana’s Canadian corporate counsel, Bennett Jones LLP, a written Dissent Notice to the Arrangement Resolution (i) at 4500, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7 (Attention: Anthony L. Friend) or (ii) by facsimile transmission to (403) 265-7219 (Attention: Anthony L. Friend), to be received on or before 4:30 p.m. (Calgary time) on Wednesday, November 18, 2009 or, in the case of any adjournment or postponement of the Meeting, by 4:30 p.m. (Calgary time) on the fifth business day immediately preceding the day of the adjourned or postponed Meeting, and must otherwise strictly comply with the Dissent Procedures described in this Information Circular. These Dissent Procedures are different than the statutory dissent procedures of the CBCA which would permit a notice of objection to be provided at or prior to the Meeting. Failure to strictly comply with the Dissent Procedures will result in loss of the right to dissent.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the EnCana Common Shares voted in favour of the Arrangement Resolution. The CBCA does not provide, and EnCana will not assume, that a proxy form submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution at the Meeting or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote its EnCana Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such EnCana Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Right. See “General Proxy Matters – Changing Your Vote”.

EnCana is required within 10 days after the Shareholders adopt the Arrangement Resolution to send to each Dissenting Shareholder a notice that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn his or her Dissent Notice.

A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Arrangement Resolution has been adopted, send to EnCana a Demand for Payment. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to EnCana or its Transfer Agent certificates representing EnCana Common Shares in respect of which he or she dissents. EnCana or the Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a dissenting shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required, or to send certificates representing Dissent Shares in the time required, has no right to make a claim under Section 190 of the CBCA.

Under Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order or any other order of the Court, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissent Shares other than the right to be paid the fair value of the Dissent Shares by Acquisition Sub as determined pursuant to the Interim Order, unless: (i) the Dissenting Shareholder withdraws its Demand for Payment before an Offer to Pay is made or (ii) an Offer to Pay fails to be made in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder’s rights as a Shareholder will be reinstated.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value for their Dissent Shares shall be deemed to have transferred such Dissent Shares to Acquisition Sub after the occurrence of certain transactions in the Arrangement.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.

Acquisition Sub is required, not later than seven days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissent Shares in an amount considered by the directors of Acquisition Sub to be the fair value of the EnCana Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Acquisition Sub must pay for the Dissent Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Acquisition Sub does not receive an acceptance within 30 days after the Offer to Pay has been made.

If Acquisition Sub fails to make an Offer to Pay for a Dissenting Shareholder’s shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, EnCana and Acquisition Sub may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the EnCana Common Shares of Dissenting Shareholders. If EnCana and Acquisition Sub fail to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by EnCana, Acquisition Sub or a Dissenting Shareholder must be made to a court in Alberta or a court having jurisdiction in the place where the Dissenting Shareholder resides if EnCana carries on business in that province.

Before making any such application to a court itself or after receiving a notice that a Dissenting Shareholder has made an application to a court, EnCana or Acquisition Sub will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of a Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders whose shares have not been purchased by Acquisition Sub will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder who should be joined as a party and the court will then fix a fair value for the Dissent Shares of all Dissenting Shareholders. Any resulting order of a court will be rendered against EnCana and Acquisition Sub in favour of each Dissenting Shareholder for the amount of the fair value of its Dissent Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their EnCana Common Shares as determined under the applicable provision of the CBCA, as modified by the Plan of Arrangement, the Interim Order or any other order of the Court, will be more than or equal to the consideration payable under the Arrangement or the trading price of the EnCana Common Shares on the TSX or the NYSE as of the close of business on the date before the Final Order is granted. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissent Shares.

The foregoing is only a summary of the dissenting shareholder provisions of the CBCA, as modified by the Plan of Arrangement and the Interim Order or any other order of the Court, which are technical and complex. A copy of Section 190 of the CBCA is attached as Appendix “K” to this Information Circular. It is recommended that any Registered Shareholder wishing to avail himself or herself of the Dissent Right seek legal advice, as failure to strictly comply with the Dissent Procedures may prejudice his or her Dissent Rights.

It is a condition precedent to the completion of the Arrangement that Shareholders holding not greater than 0.5 percent of all outstanding EnCana Common Shares validly exercise their Dissent Rights. See “The Arrangement – Arrangement Agreement – Conditions Precedent”.

INFORMATION CONCERNING ENCANA PRE-ARRANGEMENT

 CORPORATE STRUCTURE

EnCana Corporation is incorporated under the CBCA. EnCana’s executive and registered office is located at 1800, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 2S5.

EnCana was formed through the business combination of Alberta Energy Company Ltd. and PanCanadian Energy Corporation on April 5, 2002.

On April 27, 2005, EnCana amended its articles to effect a two-for-one share split.

 DESCRIPTION OF THE BUSINESS

EnCana is one of North America’s leading natural gas producers, is among the largest holders of natural gas and oil resource lands onshore North America and is a technical and cost leader in enhanced oil recovery. EnCana’s other operations include the transportation and marketing of crude oil, natural gas and NGLs, as well as the refining of crude oil and the marketing of refined petroleum products. EnCana pursues profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. All of EnCana’s proved reserves and production are located in North America. EnCana is also engaged in select exploration activities internationally.

Following the business combination of Alberta Energy Company Ltd. and PanCanadian Energy Corporation in 2002, the majority of EnCana’s upstream operations were located in Canada, the U.S., Ecuador and the U.K. central North Sea. From the time of the merger through early 2004, EnCana focused on the development and expansion of its highest growth, highest return assets in these key areas. Beginning in 2004, EnCana sharpened its strategic focus to concentrate on its inventory of North American resource play assets. As part of its ongoing strategic focus, EnCana has completed a number of acquisitions while continuing with the divestiture of its non-core assets. A portion of the divestiture proceeds were used to fund EnCana’s normal course issuer bid program. During 2008, EnCana purchased approximately 4.8 million EnCana Common Shares under the program for total consideration of approximately $326 million compared with 38.9 million EnCana Common Shares for total consideration of approximately $2.0 billion in 2007. On May 11, 2008, EnCana announced that it had suspended all purchases under its normal course issuer bid in connection with the announcement of the Arrangement.

In January of 2007, EnCana, with ConocoPhillips, completed the creation of the integrated oil business. The integrated oil business is comprised of two 50-50 operating entities, a Canadian upstream enterprise operated by EnCana and a U.S. downstream enterprise operated by ConocoPhillips, with both EnCana and ConocoPhillips contributing equally valued assets and equity. This business provides greater certainty of execution for EnCana’s bitumen projects and allows EnCana to participate in the North American refining industry.

EnCana is organized into operating divisions and corporate groups. The operating divisions are:

•	Canadian Plains Division, which includes natural gas production assets in southern Alberta and southern Saskatchewan as well as crude oil development and production assets in Alberta and Saskatchewan. Three key resource plays are located in the Division: (i) Shallow Gas in southeast Alberta and Saskatchewan; (ii) Pelican Lake in northeast Alberta; and (iii) Weyburn in Saskatchewan;

•	Canadian Foothills Division, which includes natural gas development and production assets located in Alberta and British Columbia and the management of the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia; (ii) Cutbank Ridge on the Alberta and British Columbia border; (iii) Bighorn in west central Alberta; and (iv) CBM in Alberta;

•	USA Division, which includes the natural gas development and production assets located in the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas; and (iv) Fort Worth; and

•	Integrated Oil Division, which includes all of the Canadian upstream and U.S. downstream assets within the integrated oil business with ConocoPhillips, as well as other bitumen interests and the Athabasca natural gas assets. Two key crude oil resource plays are located in the Integrated Oil Division: (i) Foster Creek; and (ii) Christina Lake.

 ENCANA SUMMARY FINANCIAL, OPERATIONAL AND RESERVES INFORMATION

Financial Information

The following selected historical consolidated financial information of EnCana should be read in conjunction with the audited comparative consolidated financial statements of EnCana for the year ended December 31, 2008, along with the corresponding management’s discussion and analysis, and the unaudited interim consolidated financial statements of EnCana for the six months ended June 30, 2009, along with the corresponding management’s discussion and analysis, all as specifically incorporated by reference in this Information Circular.

	EnCana	EnCana
	six months	year ended
	ended June 30,	December 31, 2008
	2009 prior to	prior to giving
	giving effect to	effect to the
	the Arrangement	Arrangement
	(U.S.$)	(U.S.$)
	(unaudited)
Statement of Earnings (in millions):
Revenues, Net of Royalties	$8,370	$30,064

Expenses
Production and mineral taxes	93	478
Transportation and selling	614	1,704
Operating	1,065	2,475
Purchased product	2,594	11,186
Depreciation, depletion and amortization	1,963	4,223
Administrative	205	473
Interest, net	233	586
Accretion of asset retirement obligation	36	79
Foreign exchange (gain) loss, net	(2)	423
(Gain) loss on divestitures	2	(140)

	6,803	21,487

Net Earnings Before Income Tax	1,567	8,577
Income tax expense	366	2,633

Net Earnings	$1,201	$5,944

Statement of Cash Flows (in millions):
Capital expenditures	$2,675	$8,254

Other Financial Data (in millions)(1):
Cash flow	$4,097	$9,386
Operating earnings	$1,865	$4,405

Note:

(1)	“Cash Flow” and “Operating Earnings” are not recognized measures under Canadian GAAP. Please see “Presentation of Financial Information” and Appendix “L” – “Presentation of Financial Information”.

EnCana
as at June 30,
2009 prior to
giving effect to the
Arrangement
(U.S.$)
(unaudited)
Balance Sheet (in millions):
Working capital	$1,253
Total assets	$48,338
Long-term debt (excluding current portion)	$8,688
Shareholders’ equity	$24,247

Operational and Reserves Information

The following is a summary of selected operational and reserves information, effective December 31, 2008, for EnCana prior to giving effect to the Arrangement. The selected reserves information is derived from the Reserves Reports which were prepared by independent qualified reserves evaluators.

EnCana
year ended
December 31, 2008
prior to giving
effect to the
Arrangement(1)(2)
North American production (after royalties)
Natural gas (MMcf/d)	3,838
Oil and NGLs (Mbbls/d)	134
Total (MMcfe/d)	4,639
Total (MBOE/d)	773

Proved reserves
Natural gas (Bcf)	13,678
Oil and NGLs (MMbbls)	1,005.6

Land (thousands of net acres)
Developed	9,550
Undeveloped	14,062
Total	23,612

Downstream Refinery Operations(3)
Crude oil capacity (Mbbls/d)	452
Crude oil runs (Mbbls/d)	423
Crude utilization (%)	93%
Refined products (Mbbls/d)	448

Notes:

(1)	The reserves information and other oil and gas information in the foregoing table is prepared in accordance with U.S. reserves disclosure requirements. See “Note Regarding Reserves Data and Other Oil and Gas Information” in the annual information form of EnCana for the year ended December 31, 2008 incorporated by reference in this Information Circular.

(2)	Relevant assumptions and qualifications regarding this production and reserves information are contained under the heading “Forward-Looking Statements” and “Note Regarding Reserves Data and Other Oil and Gas Information” in the annual information form of EnCana for the year ended December 31, 2008 incorporated by reference in this Information Circular.

(3)	Represents 100 percent of the Wood River and Borger refinery operations, each operated by ConocoPhillips and each owned 50 percent by EnCana.

 DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of EnCana are currently as follows:

Directors

David P. O’Brien (non-Executive Chairman)
Ralph S. Cunningham
Patrick D. Daniel
Ian W. Delaney
Randall K. Eresman
Claire S. Farley
Michael A. Grandin
Barry W. Harrison
Valerie A.A. Nielsen
Jane L. Peverett
Allan P. Sawin
Wayne G. Thomson
Clayton H. Woitas

Executive Officers

Name	Position

Randall K. Eresman	President & Chief Executive Officer
John K. Brannan	Executive Vice-President (President, Integrated Oil Division)
Sherri A. Brillon	Executive Vice-President, Strategic Planning & Portfolio Management
Brian C. Ferguson	Executive Vice-President & Chief Financial Officer
Michael M. Graham	Executive Vice-President (President, Canadian Foothills Division)
Sheila M. McIntosh	Executive Vice-President, Corporate Communications
R. William Oliver	Executive Vice-President, Business Development, Canadian Gas Marketing and Power
Ivor M. Ruste	Executive Vice-President, Corporate Responsibility & Chief Risk Officer
Donald T. Swystun	Executive Vice-President (President, Canadian Plains Division)
Hayward J. Walls	Executive Vice-President, Corporate Services
Jeff E. Wojahn	Executive Vice-President (President, USA Division)

 SHARE CAPITAL

EnCana is authorized to issue an unlimited number of EnCana Common Shares, an unlimited number of EnCana First Preferred Shares and an unlimited number of EnCana Second Preferred Shares. As at September 30, 2009, there were 751,223,909 EnCana Common Shares outstanding and no EnCana First Preferred Shares nor EnCana Second Preferred Shares outstanding.

At the annual and special meeting of Shareholders on April 27, 2005, Shareholders approved the subdivision of EnCana’s outstanding common shares on a two-for-one basis. Each Shareholder received one additional common share for each common share held on the record date for the stock split of May 12, 2005. EnCana’s common shares commenced trading on a subdivided basis on May 10, 2005.

EnCana Common Shares

Shareholders are entitled to receive dividends if, as and when declared by the Board. Shareholders are entitled to receive notice of and to attend all meetings of shareholders and are entitled to one vote per EnCana Common Share held at all such meetings. In the event of the liquidation, dissolution or winding up of EnCana or other distribution of assets of EnCana among its shareholders for the purpose of winding up its affairs, the holders of EnCana Common Shares will be entitled to participate rateably in any distribution of the assets of EnCana.

EnCana has stock-based compensation plans that provide employees (but not non-employee directors) with options to purchase EnCana Common Shares. EnCana Option exercise prices are based upon the market price for the EnCana Common Shares on the date immediately preceding the date the EnCana Options are granted. EnCana Options granted under the EnCana Employee Stock Option Plan are generally fully exercisable after three years and expire five years after the grant date. Additional vesting requirements based on pre-determined performance criteria also apply to performance stock options granted in 2007, 2008 and 2009. A small number of EnCana Options granted in exchange for options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the original options were granted, the latest expiry date being in 2010.

EnCana’s Shareholder Rights Plan was adopted to ensure, to the extent possible, that all Shareholders are treated fairly in connection with any take-over bid for EnCana. The EnCana Shareholder Rights Plan creates a right that attaches to each present and subsequently issued EnCana Common Share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of EnCana’s Common Shares, the rights are not separable from the EnCana Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquiror, from and after the separation time and before certain expiration times, to acquire EnCana Common Shares at 50 percent of the market price at the time of exercise. The EnCana Shareholder Rights Plan was reconfirmed at the 2007 annual and special meeting of shareholders and must be reconfirmed at every third annual meeting thereafter until it expires on July 30, 2011. As part of the Arrangement, the terms of the EnCana Shareholder Rights Plan will be amended, waived or suspended to the extent necessary or desirable to facilitate the transactions contemplated by the Arrangement.

Preferred Shares

EnCana Preferred Shares may be issued in one or more series. The Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of EnCana Preferred Shares before the issue of such series. Holders of the EnCana Preferred Shares are not entitled to vote at any meeting of the shareholders of EnCana, but may be entitled to vote if EnCana fails to pay dividends on that series of EnCana Preferred Shares. The EnCana First Preferred

Shares are entitled to priority over the EnCana Second Preferred Shares and the EnCana Common Shares with respect to the payment of dividends and the distribution of assets of EnCana in the event of any liquidation, dissolution or winding up of EnCana’s affairs. EnCana is restricted from issuing EnCana First Preferred Shares or EnCana Second Preferred Shares if by doing so the aggregate amount payable to holders of each such class of shares as a return of capital in the event of liquidation, dissolution or winding up of EnCana or any other distribution of the assets of EnCana among its Shareholders for the purpose of winding up its affairs would exceed Cdn.$500,000,000.

 DIVIDEND POLICY

The declaration of dividends is at the discretion of the Board and is approved quarterly. At the beginning of 2005, cash dividends were paid to Shareholders at a rate of U.S.$0.20 per share annually (U.S.$0.05 per share quarterly). In the second quarter of 2005, EnCana increased its dividend by 50 percent to U.S.$0.30 per share annually (U.S.$0.075 per share quarterly). In the second quarter of 2006, EnCana increased its dividend by 33 percent to U.S.$0.40 per share annually (U.S.$0.10 per share quarterly). In the first quarter of 2007, EnCana increased its dividend by 100 percent to U.S.$0.80 per share annually (U.S.$0.20 per share quarterly). In the first quarter of 2008, EnCana increased its dividend by 100 percent to U.S.$1.60 per share annually (U.S.$0.40 per share quarterly). All of the figures in this section have been adjusted to reflect the May 2005 share split. On its website, EnCana has advised all shareholders, effective from January 1, 2006, that all dividends paid on EnCana Common Shares will be designated as “eligible dividends” for Canadian income tax purposes, until such time as a notification or a change is posted on the website.

 MARKET PRICE AND TRADING VOLUME OF ENCANA COMMON SHARES

All of the outstanding EnCana Common Shares are listed on the TSX and the NYSE under the symbol “ECA”. The following table outlines the share price trading range and volume of shares traded by month in the 12-month period preceding the date of this Information Circular.

	Toronto Stock Exchange				New York Stock Exchange
	Share Price Trading Range				Share Price Trading Range
	High	Low	Close	Share Volume	High	Low	Close	Share Volume
	(Cdn.$ per share)			(millions)	(U.S.$ per share)			(millions)
2008
October	68.04	41.36	61.23	112.2	64.19	34.53	50.91	174.0
November	62.99	43.86	60.00	70.2	54.76	34.00	46.81	101.8
December	59.87	47.52	56.96	62.7	48.71	36.58	46.48	80.4
2009
January	63.50	51.55	54.57	52.7	53.81	40.95	44.34	79.6
February	58.65	44.64	50.20	52.6	48.04	35.70	39.37	94.9
March	55.71	45.67	51.60	68.2	45.28	35.46	40.61	98.1
April	57.75	50.33	54.69	49.3	47.84	39.70	45.73	64.3
May	65.71	54.72	60.00	46.8	57.07	46.02	55.43	62.3
June	63.35	53.85	57.67	44.4	58.34	46.58	49.47	56.5
July	59.68	51.34	57.78	36.6	54.89	44.01	53.65	50.4
August	58.92	54.65	57.06	33.9	55.74	49.23	51.99	36.2
September	64.29	54.96	62.00	46.2	59.95	49.71	57.61	59.6
October 1 – 19	65.34	59.00	64.34	18.6	63.19	54.18	62.46	31.0

On September 9, 2009, the last full trading day prior to the public announcement that EnCana planned to proceed with the Arrangement, the closing sale price per EnCana Common Share as reported on the TSX was Cdn.$57.84, and the closing sale price per EnCana Common Share, as reported on the NYSE, was U.S.$53.44. On October 19, 2009, the last full trading day prior to the date of this Information Circular, the closing sale price per EnCana Common Share as reported on the TSX was Cdn.$64.34, and the closing sale price per EnCana Common Share, as reported on the NYSE, was U.S.$62.46. Shareholders are urged to obtain current market quotations for their EnCana Common Shares. Historical trading prices are not indicative of future trading prices.

EnCana has received regulatory approval under Canadian securities laws to purchase up to approximately 75 million EnCana Common Shares under a normal course issuer bid. On May 11, 2008, EnCana announced that it had suspended all purchases under its normal course issuer bid in connection with the announcement of the Arrangement. During 2008, EnCana purchased approximately 4.8 million EnCana Common Shares under the program for total consideration of approximately $326 million compared with 38.9 million EnCana Common Shares for total consideration of approximately 2.0 billion in 2007.

 PRIOR SALES OF ENCANA COMMON SHARES

During the 12-month period preceding the date of this Information Circular, EnCana (i) granted EnCana Options to acquire an aggregate of 11,888,080 EnCana Common Shares at an average exercise price of $55.34 per EnCana Common Share; and (ii) issued 360,767 EnCana Common Shares on the exercise of EnCana Options at an average exercise price of $29.95 per EnCana Common Share.

 CREDIT RATINGS

On September 11, 2009, S&P maintained EnCana’s A− corporate credit and senior unsecured debt ratings and placed EnCana’s corporate credit rating on CreditWatch with negative implications. S&P indicated that the CreditWatch placement implies the new long-term corporate credit ratings of Cenovus and post-Arrangement EnCana will be lower than the A− rating of EnCana. S&P indicated, should the reorganization be completed, it expected that the corporate credit ratings of each of Cenovus and EnCana would be BBB+. S&P indicated that it would resolve the CreditWatch placement once the Arrangement is completed and it expected the outlook to be stable. On September 14, 2009, S&P assigned a BBB+ corporate credit rating to Cenovus, and assigned a BBB+ debt rating to the Cenovus Notes. The outlook is stable. Each of S&P’s ratings are contingent on the completion of the Arrangement.

On September 11, 2009, Moody’s affirmed EnCana’s Baa2 senior unsecured debt rating. The outlook remains stable. Moody’s had not rated either Cenovus or post-Arrangement EnCana; however, based on preliminarily available information and current market conditions, Moody’s anticipated that both companies would have Baa2 senior unsecured ratings. Moody’s indicated that final ratings determinations would not be made until full and complete information was available as to asset composition, financial strategy, capital structure, anticipated cash flow, capital expenditures and shareholder return policies. On September 14, 2009, Moody’s assigned a Baa2 senior unsecured rating to the Cenovus Notes. The rating outlook is stable.

On September 10, 2009, DBRS maintained EnCana’s senior unsecured debt rating of A(low). The rating is “Under Review with Developing Implications” due to the execution risk and increased business risk and potentially weaker financial profiles in this weaker commodity pricing and economic environment. DBRS did not expect that the proposed Arrangement would result in a ratings downgrade if the Arrangement proceeded as expected. DBRS also assigned a provisional rating of A(low) to Cenovus. On September 14, 2009, DBRS assigned a provisional rating of A(low) to the Cenovus Notes. DBRS expects to finalize the provisional rating if the Arrangement proceeds as expected.

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

 PRINCIPAL HOLDERS OF ENCANA COMMON SHARES

As at September 30, 2009, to the knowledge of the directors and officers of EnCana, no person or company beneficially owns, or controls or directs, directly or indirectly, EnCana Common Shares carrying 10 percent or more of the voting rights attached to the EnCana Common Shares.

 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of EnCana, other than as disclosed elsewhere in this Information Circular, as at September 30, 2009, no informed person of EnCana, or any associate or affiliate of any informed person, has had any interest in any transaction since the commencement of EnCana’s last financial year or in any proposed transaction which has materially affected or could materially affect EnCana or any of its subsidiaries.

For the purposes of this Information Circular an “informed person” means a director or officer of EnCana, a director or officer of a person or company that is itself an “informed person” or subsidiary of EnCana; any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of EnCana or who exercises control or direction over voting securities of EnCana or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of EnCana.

 INDEBTEDNESS OF DIRECTORS AND OFFICERS

There are no individuals who are, or who at any time during the most recently completed financial year of EnCana were, a director or officer of EnCana, a proposed nominee for election as a director of EnCana, or an associate of any of those directors, officers or proposed nominees, who are, or have been at any time since the beginning of the last completed financial year, indebted to EnCana or any of its subsidiaries, nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by EnCana or any of its subsidiaries.

 INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

To the knowledge of EnCana, other than as disclosed elsewhere in this Information Circular, as at September 30, 2009, no person who has been a director or officer of EnCana at any time since the commencement of EnCana’s last financial year, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. See “The Arrangement – Treatment of EnCana Employees and Benefit Plans”.

 AUDITORS AND AUDIT COMMITTEE

PricewaterhouseCoopers LLP has served as the auditors of EnCana for more than five consecutive years. EnCana is required to have an audit committee. The directors who are members of the Audit Committee of EnCana are Patrick D. Daniel, Barry W. Harrison, Valerie A.A. Nielsen, Jane L. Peverett and Allan P. Sawin. The foregoing list does not include David P. O’Brien who is an ex-officio member of the Audit Committee of EnCana.

 DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the Canadian securities commissions under Canadian securities legislation, are specifically incorporated by reference and form an integral part of this Information Circular:

•	annual information form of EnCana for the year ended December 31, 2008 dated February 20, 2009;

•	audited comparative consolidated annual financial statements of EnCana for the years ended December 31, 2008 and 2007;

•	management’s discussion and analysis of EnCana for the year ended December 31, 2008;

•	unaudited comparative interim consolidated financial statements of EnCana for the three and six months ended June 30, 2009;

•	management’s discussion and analysis of EnCana for the three and six months ended June 30, 2009; and

•	information circular of EnCana dated February 28, 2009 with respect to the annual meeting of shareholders held on April 22, 2009.

Any document described in Section 11.1 of Form 44-101F1 of National Instrument 44-101 Short Form Prospectus Distributions that is filed by EnCana with a securities commission or any similar authority in Canada after the date of this Information Circular and prior to the Meeting will be deemed to be incorporated by reference in this Information Circular.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference in this Information Circular will be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Information Circular modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

INFORMATION CONCERNING ENCANA POST-ARRANGEMENT

 CORPORATE STRUCTURE

EnCana Corporation is incorporated under the CBCA. EnCana’s executive and registered office will be located at 1800, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 2S5.

 DESCRIPTION OF THE BUSINESS

Following completion of the Arrangement, EnCana is expected to retain its standing as a leading North American natural gas producer and will be a pure-play natural gas company focused on the development of unconventional resources across North America. EnCana will have a strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins, stretching from northeast British Columbia to east Texas and Louisiana. With a land position of approximately 15.6 million net acres and demonstrated leadership in leveraging technology to unlock unconventional resources, EnCana is positioned to deliver strong, sustainable long-term production growth. Following completion of the Arrangement, EnCana will produce an estimated 2.8 billion cubic feet of natural gas per day, or approximately four percent of the natural gas produced in the United States and Canada.

EnCana’s portfolio of eight natural gas key resource plays will include Greater Sierra in British Columbia (including the emerging Horn River shale play), Cutbank Ridge (including the Montney formation) straddling Alberta and British Columbia, Bighorn and Horseshoe Canyon CBM in Alberta, Jonah in Wyoming, Piceance in Colorado, and East Texas and Fort Worth in Texas. EnCana has assembled large land and resource positions within many of the emerging North American natural gas plays including the Horn River shale in British Columbia and the Haynesville shale in Texas and Louisiana. These and other emerging plays have the potential to add significant reserves and production to EnCana’s strong portfolio of natural gas assets.

Following completion of the Arrangement, EnCana will continue its disciplined and methodical approach to the development of unconventional resources. This begins with the identification of early-stage, geographically expansive gas-charged basins and then assembling large land positions capturing the core resource opportunities. EnCana then focuses on determining the most cost efficient means for unlocking natural gas through a combination of detailed reservoir studies and pilot testing available and emerging drilling and completions technologies. EnCana’s operational and management advances, geo-science knowledge and innovation are applied on a large scale in a manufacturing-style development approach that extends over many years, typically decades. Capital and operating efficiencies will be pursued on an ongoing basis and shared company wide in order to leverage improvements across EnCana’s expansive portfolio. By leveraging economies of scale, EnCana has been able to consistently deliver among the lowest cost structures for natural gas development in the industry.

Following completion of the Arrangement, EnCana will be focused on maximizing margins and increasing shareholder value. Over the next five years, EnCana will target an average annual production growth rate in the range of 9 to 12 percent, and is expected to deliver sufficient cash flow to exceed planned expenditures. It is expected that free cash flow will be used to, among other things, pay a dividend and allow for the potential purchases of New EnCana Common Shares pursuant to a normal course issuer bid program. Dividends and share purchases pursuant to a normal course issuer bid program will be at the sole discretion of the Board. EnCana will focus on the objectives of both capital and financial discipline, lowering cost structures and leveraging technology to generate higher returns and support the development of its portfolio. EnCana’s large portfolio of investment opportunities will provide the flexibility to pursue the most capital efficient projects while minimizing the impact of localized operational constraints or cost inflation. Current development projects are well positioned in many of the lowest supply cost basins in North America. In addition, EnCana intends to maintain a strong balance sheet, targeting a debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times.

EnCana’s operations will primarily be located in Canada and the U.S. All of EnCana’s current proved reserves and production are located in North America. EnCana will also hold select international upstream assets as well as midstream assets in North America.

As at December 31, 2008, the properties that will remain with EnCana post-Arrangement had net proved reserves of approximately 11,823 billion cubic feet of natural gas and approximately 97 million barrels of crude oil and NGLs, as estimated by independent qualified reserves evaluators. Proved developed reserves comprise approximately 59 percent of total natural gas reserves and approximately 70 percent of crude oil and NGLs reserves. The estimated reserves life index as at year end 2008 would have been approximately 10.8 years. Each year, EnCana’s reserves are 100 percent evaluated by external, independent qualified reserves evaluators.

It is expected that EnCana’s post-Arrangement operations will be divided into two operating divisions:

•	Canadian Division, comprised of the pre-Arrangement Canadian Foothills Division which includes the majority of EnCana’s Canadian natural gas resource plays: Greater Sierra (including the emerging Horn River shale play), Cutbank Ridge (including the Montney formation), Bighorn and Horseshoe Canyon CBM, as well as Deep Panuke in Atlantic Canada; and

•	USA Division, comprised of the pre-Arrangement USA Division which includes the upstream U.S. assets including its U.S. natural gas resource plays: Jonah, Piceance, East Texas, Fort Worth and the emerging Haynesville Shale.

EnCana may reorganize or rename its operating divisions after the Effective Date to reflect and account for the operations of EnCana following the completion of the Arrangement.

See Appendix “E” – “Information Concerning EnCana Post-Arrangement” for a further description of the business of EnCana after giving effect to the Arrangement.

 ENCANA SUMMARY PRO FORMA FINANCIAL, OPERATIONAL AND  RESERVES INFORMATION
Pro Forma Financial Information

The following is a summary of selected pro forma financial information for EnCana after giving effect to the Arrangement for the periods indicated. The pro forma statement of earnings and cash flows information is for the year ended December 31, 2008 and for the six months ended June 30, 2009 and assumes completion of the Arrangement as if it had taken place on January 1, 2008. The pro forma consolidated balance sheet information is as at June 30, 2009 and assumes completion of the Arrangement as if it had taken place on June 30, 2009.

The following selected pro forma financial information of EnCana should be read in conjunction with the audited comparative consolidated financial statements of EnCana for the year ended December 31, 2008, along with the corresponding management’s discussion and analysis, and the unaudited comparative interim consolidated financial statements of EnCana for the six months ended June 30, 2009, along with the corresponding management’s discussion and analysis, all as specifically incorporated by reference in this Information Circular, and the unaudited pro forma financial statements of EnCana set out in Appendix “J” to this Information Circular – “Pro Forma Financial Statements of EnCana”. Please refer to the notes to the pro forma financial statements which disclose the pro forma assumptions and adjustments.

	EnCana
	Pro Forma	EnCana
	six months ended	Pro Forma
	June 30, 2009	year ended
	after giving effect	December 31, 2008
	to the	after giving effect to
	Arrangement	the Arrangement
	(U.S.$)	(U.S.$)
	(unaudited)	(unaudited)
Statement of Earnings (in millions):
Revenues, Net of Royalties	$3,779	$13,505

Expenses
Production and mineral taxes	72	403
Transportation and selling	323	741
Operating	496	1,252
Purchased product	456	1,476
Depreciation, depletion and amortization	1,395	3,096
Administrative	150	329
Interest, net	148	368
Accretion of asset retirement obligation	18	40
Foreign exchange (gain) loss, net	(80)	673
(Gain) loss on divestitures	2	(143)

	2,980	8,235

Net Earnings Before Income Tax	799	5,270
Income tax expense	230	1,865

Net Earnings	$569	$3,405

Statement of Cash Flows (in millions):
Capital expenditures	$1,782	$6,205

Other Financial Data (in millions)(1):
Cash flow	$2,817	$6,354
Operating earnings	$1,016	$2,605

Note:

(1)	“Cash Flow” and “Operating Earnings” are not recognized measures under Canadian GAAP. Please see “Presentation of Financial Information” and Appendix “L” – “Presentation of Financial Information”.

EnCana
Pro Forma as at
June 30, 2009
after giving effect to the
Arrangement
(U.S.$)
(unaudited)
Balance Sheet (in millions):
Working capital	$2,335
Total assets	$32,292
Long-term debt (excluding current portion)	$7,649
Shareholders’ equity	$16,008

Pro Forma Operational and Reserves Information

The following is a summary of selected pro forma operational and reserves information, effective December 31, 2008, for the assets remaining with EnCana after giving effect to the Arrangement. The selected pro forma reserves information is derived from the Reserves Reports which were prepared by independent qualified reserves evaluators.

EnCana
Pro Forma
year ended
December 31, 2008 after
giving effect to the
Arrangement(1)(2)
North American production (after royalties)
Natural gas (MMcf/d)	2,933
Oil and NGLs (Mbbls/d)	34
Total (MMcfe/d)	3,132
Total (MBOE/d)	522

Proved reserves
Natural gas (Bcf)	11,823
Oil and NGLs (MMbbls)	96.6

Land (thousands of net acres)
Developed	5,021
Undeveloped	10,540
Total	15,561

Notes:

(1)	The reserves information and other oil and gas information in the foregoing table is prepared in accordance with U.S. reserves disclosure requirements. See Appendix “E” – “Information Concerning EnCana Post-Arrangement – Note Regarding Reserves Data and Other Oil and Gas Information”.

(2)	Relevant assumptions and qualifications regarding this production and reserves information are contained under the heading “Forward-Looking Statements” and Appendix “E” – “Information Concerning EnCana Post-Arrangement – Note Regarding Reserves Data and Other Oil and Gas Information”.

 2010 CORPORATE OUTLOOK FOR ENCANA

EnCana expects to announce the 2010 corporate outlook for EnCana post-Arrangement on or about November 12, 2009. The 2010 corporate outlook for EnCana will be posted on EnCana’s website at www.encana.com.

 DIRECTORS AND EXECUTIVE OFFICERS

Following the completion of the Arrangement, the directors and executive officers of EnCana will be as follows:

Directors

David P. O’Brien (non-Executive Chairman)
Randall K. Eresman
Claire S. Farley
Barry W. Harrison
Jane L. Peverett
Allan P. Sawin
Clayton H. Woitas

Executive Officers

Name	Position
Randall K. Eresman	President & Chief Executive Officer
Sherri A. Brillon	Executive Vice-President & Chief Financial Officer
Michael M. Graham	Executive Vice-President (President, Canadian Division)
Robert A. Grant	Executive Vice-President, Corporate Development, EH&S and Reserves
Eric D. Marsh	Executive Vice-President, Natural Gas Economy
R. William Oliver	Executive Vice-President & Chief Corporate Officer
William A. Stevenson	Executive Vice-President & Chief Accounting Officer
Jeff E. Wojahn	Executive Vice-President (President, USA Division)
Renee E. Zemljak	Executive Vice-President, Marketing, Midstream & Fundamentals

 SHARE CAPITAL

EnCana will continue to have the same authorized share capital after completion of the Arrangement. Accordingly, EnCana will be authorized to issue an unlimited number of New EnCana Common Shares, an unlimited number of EnCana First Preferred Shares and an unlimited number of EnCana Second Preferred Shares.

New EnCana Common Shares

The holders of New EnCana Common Shares will be entitled to receive dividends if, as and when declared by the Board. The holders of New EnCana Common Shares will be entitled to receive notice of and to attend all meetings of shareholders and will be entitled to one vote per New EnCana Common Share held at all such meetings. In the event of the liquidation, dissolution or winding up of EnCana or other distribution of assets of EnCana among its shareholders for the purpose of winding up its affairs, the holders of New EnCana Common Shares will be entitled to participate rateably in any distribution of the assets of EnCana.

EnCana has stock-based compensation plans that provide employees with options to purchase EnCana Common Shares which will become options to acquire New EnCana Common Shares following completion of the Arrangement. EnCana Option exercise prices are based upon the market price for EnCana Common Shares on the date immediately preceding the date the EnCana Options are granted, except for EnCana Replacement Options of which the exercise price will be determined in accordance with the formula described under “The Arrangement – Treatment of EnCana Employees and Benefit Plans – Options”. EnCana Options granted under the EnCana Employee Stock Option Plan are generally fully exercisable after three years and expire five years after the grant date. Additional vesting requirements based on pre-determined performance criteria also apply to the EnCana Replacement Options granted in exchange for approximately two-thirds of the EnCana Options granted in 2007, 2008 and 2009. A small number of EnCana Replacement Options granted in exchange for options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the original options were granted, the latest expiry date being in 2010.

EnCana’s Shareholder Rights Plan was adopted to ensure, to the extent possible, that all Shareholders are treated fairly in connection with any take-over bid for EnCana. The EnCana Shareholder Rights Plan creates a right that attaches to each present and subsequently issued EnCana Common Share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of EnCana’s Common Shares, the rights are not separable from the EnCana Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquiror, from and after the separation time and before certain expiration times, to acquire EnCana Common Shares at 50 percent of the market price at the time of exercise. The EnCana Shareholder Rights Plan was reconfirmed at the 2007 annual and special meeting of shareholders and must be reconfirmed at every third annual meeting thereafter until it expires on July 30, 2011. As part of the Arrangement, the terms of the EnCana Shareholder Rights Plan will be amended, waived or suspended to the extent necessary or desirable to facilitate the transactions contemplated by the Arrangement and will continue to apply to the New EnCana Common Shares immediately following their issuance pursuant to the Plan of Arrangement.

The EnCana Common Shares are currently listed, and the New EnCana Common Shares will continue to be listed, on the TSX and on the NYSE under the trading symbol “ECA”. EnCana expects that trading in the New EnCana Common Shares will commence on an “if, as and when issued” basis on both the TSX and the NYSE on a date in early to mid-November and will be announced by EnCana in a news release. Since EnCana is a reporting issuer under applicable Canadian securities laws, the acquisition and beneficial ownership reporting rules under such laws will apply to all purchases of the New EnCana Common Shares from the commencement of “if, as and when issued” trading in such shares. U.S. beneficial ownership reporting rules will also apply. If the Arrangement becomes effective on November 30, 2009, it is expected that the EnCana Common Shares with an entitlement to Cenovus Common Shares will cease trading on the TSX after the close of trading on December 2, 2009 and on the NYSE after the close of trading on December 8, 2009 and that the New EnCana Common Shares will begin trading on the TSX for regular settlement at the opening of trading on December 3, 2009 and on the NYSE for regular settlement at the opening of trading on December 9, 2009. EnCana expects that the “if, as and when issued” trades will settle on December 8, 2009 on the TSX and on December 14, 2009 on the NYSE.

Preferred Shares

EnCana Preferred Shares may be issued in one or more series. The Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of EnCana Preferred Shares before the issue of such series. Holders of the EnCana Preferred Shares are not entitled to vote at any meeting of the shareholders of EnCana, but may be entitled to vote if EnCana fails to pay dividends on that series of EnCana Preferred Shares. The EnCana First Preferred Shares are entitled to priority over the EnCana Second Preferred Shares and the New EnCana Common Shares with respect to the payment of dividends and the distribution of assets of EnCana in the event of any liquidation, dissolution or winding up of EnCana’s affairs. EnCana is restricted from issuing EnCana First Preferred Shares or EnCana Second Preferred Shares if by doing so the aggregate amount payable to holders of each such class of shares as a return of capital in the event of liquidation, dissolution or winding up of EnCana or any other distribution of the assets of EnCana among its Shareholders for the purpose of winding up its affairs would exceed Cdn.$500,000,000.

 DIVIDEND POLICY

Following completion of the Arrangement, the declaration of dividends will be at the sole discretion of the Board and no dividend policy has yet been adopted by the Board. The initial combined dividends of EnCana and Cenovus following completion of the Arrangement are intended to be approximately equal to EnCana’s current dividend of U.S.$1.60 per share annually.

 MARKET PRICE OF NEW ENCANA COMMON SHARES

The EnCana Common Shares are currently listed, and the New EnCana Common Shares will continue to be listed, on the TSX and on the NYSE under the trading symbol “ECA”. The trading price of the New EnCana Common Shares will be determined by the market.

 AUDITORS AND AUDIT COMMITTEE

PricewaterhouseCoopers LLP will be the auditors of EnCana. EnCana will continue to be required to have an audit committee. The directors who will be members of the Audit Committee of EnCana following completion of the Arrangement will be Jane L. Peverett (Chair and financial expert), Claire S. Farley, Barry W. Harrison and Allan P. Sawin. The foregoing list does not include David P. O’Brien who is expected to be an ex-officio member of the Audit Committee of EnCana.

INFORMATION CONCERNING CENOVUS POST-ARRANGEMENT

 CORPORATE STRUCTURE

Cenovus was incorporated on September 24, 2008 under the CBCA as 7050372 Canada Inc. Pursuant to the Arrangement, 7050372 Canada Inc. and Subco will amalgamate on the Effective Date and the amalgamated company’s name will be “Cenovus Energy Inc.” Cenovus’s executive and registered office will be located at 4000, 421 – 7th Avenue S.W., Calgary, Alberta, Canada T2P 4K9.

Subco will, prior to amalgamating with 7050372 Canada Inc. pursuant to the Arrangement, acquire the Cenovus Assets as part of the Pre-Arrangement Reorganization.

As of the date hereof, 7050372 Canada Inc. has not carried on any active business and has not issued any shares.

 DESCRIPTION OF THE BUSINESS

Following completion of the Arrangement, Cenovus will be positioned to be a leading integrated oil company anchored by stable production and cash flow from well-established crude oil and natural gas plays and will be integrated from crude oil production through to refined products. Cenovus will focus on the development of its Canadian bitumen assets in northeast Alberta and its refinery interests in the United States, underpinned by a well-established natural gas and crude oil production base in Alberta and Saskatchewan. Cenovus plans to continue leveraging technology to unlock unconventional oil reservoirs. Cenovus’s assets will include EnCana’s Integrated Oil and Canadian Plains Divisions, which comprise approximately one-third of EnCana’s current production and year end 2008 proved reserves. The Integrated Oil Division will include all of the assets within the upstream and downstream integrated oil business with ConocoPhillips, as well as other bitumen interests and the Athabasca natural gas assets. The Integrated Oil Division will have assets in both Canada and the U.S. and will contain two key enhanced oil recovery resource plays: (i) Foster Creek; and (ii) Christina Lake. The Canadian Plains Division will contain established crude oil and natural gas exploration and development assets in Alberta and Saskatchewan and will include three key natural gas and enhanced oil recovery resource plays: (i) Shallow Gas; (ii) Pelican Lake; and (iii) Weyburn. Both divisions will carry out certain market optimization activities in connection with the marketing of crude oil and natural gas.

As at year end 2008, Cenovus would have had a land base of approximately 8.1 million net acres and a proved reserves base of approximately 1,855 billion cubic feet of natural gas reserves and 909 million barrels of crude oil and NGL reserves, including approximately 668 million barrels of bitumen reserves. The estimated proved reserves life index as at year end 2008 would have been approximately 13.3 years. Cenovus will continue to apply the technical expertise developed over a decade of commercial SAGD production experience at Foster Creek and Christina Lake to its established and emerging enhanced oil recovery plays.

Following completion of the Arrangement, Foster Creek and Christina Lake, through Cenovus’s interest in FCCL, will be operated and 50 percent owned by Cenovus and will comprise the majority of the upstream assets within Cenovus’s integrated oil business. The current production capacity of these key crude oil resource plays is approximately 138,000 gross barrels of bitumen per day and construction is underway to increase production capacity by approximately 29 percent to approximately 178,000 gross barrels of bitumen per day in 2011 with the anticipated completion of the Christina Lake Phase C expansion. During the past decade, Cenovus has implemented a manufacturing approach to the development of its SAGD resources. As a result, it has a history of being a low cost developer of SAGD projects with phases being developed at capital costs of less than $20,000 per barrel of daily production capacity. Cenovus’s goal will be to increase upstream production capacity at Foster Creek and Christina Lake to approximately 400,000 gross barrels of bitumen per day in 2017. To date, regulatory approvals have been received to develop the capacity to produce approximately 218,000 gross barrels of bitumen per day at Foster Creek and Christina Lake.

A key measure of efficiency for SAGD operations is the amount of steam needed to produce every barrel of bitumen. Due to the high quality of Cenovus’s reservoirs and through the use of innovative technologies, Cenovus has achieved a steam-oil ratio that is one of the lowest in the industry, allowing it to grow and sustain production with smaller plants and fewer wells. Cenovus will be focused on capital discipline and leveraging technology to continue to drive down costs and increase the efficiency of its operations, resulting in a smaller environmental footprint than a project with a higher steam-oil ratio.

Following completion of the Arrangement, the downstream portion of Cenovus’s integrated oil business will consist of two established refineries in Illinois and Texas, operated by ConocoPhillips. Through Cenovus’s interest in WRB, these refineries will each be 50 percent owned by Cenovus and will allow Cenovus to capture the full value chain, from crude oil production through to refined products. In 2007, the Borger Refinery completed a coker addition allowing it to process heavy oil volumes. The CORE project at the Wood River Refinery received regulatory approvals in September 2008 and the project is approximately 62 percent complete as of September 30, 2009. This project will primarily expand heavy oil processing capacity in the Midwest market. This project is expected to be completed in 2011.

Following completion of the Arrangement, Cenovus’s Canadian Plains Division, with its enhanced oil recovery and natural gas key resource plays and additional opportunities in Alberta and Saskatchewan, is expected to be capable of generating strong cash flow to help fund the upstream and downstream expansions within the integrated oil business. Cenovus expects its 2009 natural gas production to average about 820 million cubic feet per day, providing both a natural hedge against fuel costs for the integrated oil production as well as a strong potential stream of free cash flow. The predictable, low decline Shallow Gas resource play has been producing for more than 30 years and is expected to produce more than 650 million cubic feet per day of natural gas in 2009. Cenovus’s other key resource plays will include successful enhanced oil recovery developments at Pelican Lake in northern Alberta and Weyburn in southeastern Saskatchewan, which is the world’s largest CO2 sequestration project.

Future bitumen development opportunities in northern Alberta include deposits in the Narrows Lake and Borealis areas, the Clearwater formation near Foster Creek and the Grand Rapids formation in the Pelican Lake area.

In 2009, the Cenovus Assets are forecast to produce more than 110,000 barrels per day of oil and NGLs and about 820 million cubic feet per day of natural gas for a total of about 248,000 barrels of oil equivalent per day. Over the next five years, Cenovus will target an average annual bitumen production growth rate in the range of 10 to 15 percent and is expected to deliver sufficient cash flow from its established crude oil and natural gas key resource plays to exceed planned capital expenditures. It is expected that free cash flow will be used to, among other things, pay a dividend and allow for potential purchases of Cenovus Common Shares pursuant to a normal course issuer bid program. Dividends and share purchases pursuant to a normal course issuer bid program will be at the sole discretion of the Cenovus Board. See Appendix “F” – “Information Concerning Cenovus Post-Arrangement – Dividends”. In addition, Cenovus intends to maintain a strong balance sheet, targeting a debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times.

It is expected that Cenovus’s post-Arrangement operations will be divided into two operating divisions:

•	Integrated Oil Division, will include all of the assets within the upstream and downstream integrated oil business with ConocoPhillips, as well as other bitumen interests and the Athabasca natural gas assets. The Integrated Oil Division will have assets in both Canada and the U.S. and will contain two key crude oil resource plays: (i) Foster Creek; and

(ii) Christina Lake. The Integrated Oil Division will carry out certain market optimization activities in connection with the marketing of crude oil; and

•	Canadian Plains Division, will contain established crude oil and natural gas exploration and development assets in Alberta and Saskatchewan and will include three key resource plays: (i) Shallow Gas; (ii) Pelican Lake and (iii) Weyburn. The Canadian Plains Division will carry out certain market optimization activities in connection with the marketing of natural gas.

Cenovus may reorganize or rename its operating divisions after the Effective Date to reflect and account for the operations of Cenovus following the completion of the Arrangement.

See Appendix “F” – “Information Concerning Cenovus Post-Arrangement” for a further description of the business of Cenovus after giving effect to the Arrangement.

 CENOVUS SUMMARY PRO FORMA FINANCIAL, OPERATIONAL AND
 RESERVES INFORMATION

Pro Forma Financial Information

The following is a summary of selected pro forma financial information in relation to Cenovus Energy after giving effect to the Arrangement for the periods indicated. The pro forma statement of earnings and cash flow information is for the year ended December 31, 2008 and for the six months ended June 30, 2009 and assumes completion of the Arrangement as if it had taken place on January 1, 2008. The pro forma consolidated balance sheet information is as at June 30, 2009 and assumes completion of the Arrangement as if it had taken place on June 30, 2009.

The following financial data should be read in conjunction with the audited carve-out consolidated financial statements in relation to Cenovus Energy for the year ended December 31, 2008 and the unaudited interim carve-out consolidated financial statements in relation to Cenovus Energy for the six months ended June 30, 2009 set out in Appendix “H” – “Cenovus Energy Carve-Out Consolidated Financial Statements and Management’s Discussion and Analysis Thereon” and the unaudited pro forma financial statements in relation to Cenovus Energy set out in Appendix “I” – “Pro Forma Financial Statements of Cenovus Energy”. “Cenovus Energy” represents the historical operations, assets, liabilities and cash flows of the Integrated Oil and Canadian Plains Divisions, as well as a portion of the Market Optimization and Corporate functions of EnCana. Please refer to the notes to the unaudited pro forma financial statements which disclose the pro forma assumptions and adjustments.

	Cenovus Energy
	Pro Forma	Cenovus Energy
	six months ended	Pro Forma
	June 30, 2009	year ended
	after giving effect	December 31, 2008
	to the	after giving effect to
	Arrangement	the Arrangement
	(U.S.$)	(U.S.$)
	(unaudited)	(unaudited)
Statement of Earnings (in millions):
Revenues, Net of Royalties	$4,591	$16,559
Expenses
Production and mineral taxes	21	75
Transportation and selling	291	963
Operating	569	1,223
Purchased product	2,138	9,710
Depreciation, depletion and amortization	575	1,186
Administrative	101	190
Interest, net	85	218
Accretion of asset retirement obligation	18	39
Foreign exchange (gain) loss, net	78	(250)
(Gain) loss on divestitures	-	3

	3,876	13,357

Net Earnings Before Income Tax	715	3,202
Income tax expense	147	759

Net Earnings	$568	$2,443

Statement of Cash Flows (in millions):
Capital expenditures	$893	$2,049
Other Financial Data (in millions)(1):
Cash flow	$1,491	$2,959
Operating earnings	$785	$1,704

Note:

(1)	“Cash Flow” and “Operating Earnings” are not recognized measures under Canadian GAAP. Please see “Presentation of Financial Information” and Appendix “L” – “Presentation of Financial Information”.

Cenovus Energy
Pro Forma as at
June 30, 2009
after giving effect to
the Arrangement
(U.S.$)
(unaudited)
Balance Sheet (in millions):
Working capital	$726
Total assets	$19,126
Long-term debt (excluding current portion)	$3,522
Shareholders’ equity	$7,999

Pro Forma Operational and Reserves Information

The following is a summary of selected pro forma operational and reserves information, effective December 31, 2008, for the Cenovus Assets after giving effect to the Arrangement. The selected pro forma reserves information is derived from the Reserves Reports which were prepared by independent qualified reserves evaluators.

Cenovus Energy
Pro Forma year ended
December 31, 2008
after giving effect to the
Arrangement(1)(2)
North American production (after royalties)
Natural gas (MMcf/d)	905
Oil and NGLs (Mbbls/d)	100
Total (MMcfe/d)	1,507
Total (MBOE/d)	251

Proved reserves
Natural gas (Bcf)	1,855
Oil and NGLs (MMbbls)	909.0

Land (thousands of net acres)
Developed	4,529
Undeveloped	3,522
Total	8,051

Downstream Refinery Operations(3)
Crude oil capacity (Mbbls/d)	452
Crude oil runs (Mbbls/d)	423
Crude utilization (%)	93%
Refined products (Mbbls/d)	448

Notes:

(1)	The reserves information and other oil and gas information in the foregoing table is prepared in accordance with U.S. reserves disclosure requirements. See Appendix “F” – “Information Concerning Cenovus Post-Arrangement – Note Regarding Reserves Data and Other Oil and Gas Information”.

(2)	Relevant assumptions and qualifications regarding this production and reserves information are contained under the heading “Forward-Looking Statements” and Appendix “F” – “Information Concerning Cenovus Post-Arrangement – Note Regarding Reserves Data and Other Oil and Gas Information”.

(3)	Represents 100 percent of the Wood River and Borger refinery operations, each operated by ConocoPhillips and each owned 50 percent by EnCana.

 2010 CORPORATE OUTLOOK FOR CENOVUS

EnCana expects to announce the 2010 corporate outlook for Cenovus on or about November 12, 2009. The 2010 corporate outlook for Cenovus will be posted on EnCana’s website at www.encana.com.

 DIRECTORS AND EXECUTIVE OFFICERS

In order to facilitate the incorporation and organization of Cenovus, including the adoption of the Cenovus Employee Stock Option Plan and the Cenovus Shareholder Rights Plan, three officers of EnCana have been appointed to the Cenovus Board on an interim basis. Immediately following completion of the Arrangement, the directors and executive officers of Cenovus will be as follows:

Directors

Michael A. Grandin (non-Executive Chairman)
Ralph S. Cunningham
Patrick D. Daniel
Ian W. Delaney
Brian C. Ferguson
Valerie A.A. Nielsen
Charles M. Rampacek
Colin Taylor
Wayne G. Thomson

Executive Officers

Name	Position
Brian C. Ferguson	President & Chief Executive Officer
Ivor M. Ruste	Executive Vice-President & Chief Financial Officer
John K. Brannan	Executive Vice-President (President, Integrated Oil Division)
Harbir S. Chhina	Executive Vice-President, Enhanced Oil Development & New Resource Plays
Kerry D. Dyte	Executive Vice-President, General Counsel & Corporate Secretary
Judy A. Fairburn	Executive Vice-President, Environment & Strategic Planning
Sheila M. McIntosh	Executive Vice-President, Communications & Stakeholder Relations
Donald T. Swystun	Executive Vice-President (President, Canadian Plains Division)
Hayward J. Walls	Executive Vice-President, Organization & Workplace Development

By approving the Arrangement Resolution, Shareholders will be deemed to have approved the proposed directors and auditors of Cenovus, which are formally appointed pursuant to the Arrangement. Each of the proposed directors of Cenovus will hold office until the first annual meeting of the holders of Cenovus Common Shares or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated. Cenovus has been granted an exemption by the TSX from being required to hold its first annual meeting of holders of Cenovus Common Shares within six months of December 31, 2009. As a result, the first annual meeting of holders of Cenovus Common Shares is expected to occur in the second quarter of 2011 and, in any event, not later than June 30, 2011, at which time holders of Cenovus Common Shares will vote on the election of directors and appointment of auditors of Cenovus.

 SHARE CAPITAL

Cenovus will be authorized to issue an unlimited number of Cenovus Common Shares, an unlimited number of Cenovus First Preferred Shares and an unlimited number of Cenovus Second Preferred Shares. As of the date hereof, no Cenovus Common Shares or Cenovus Preferred Shares have been issued. Upon completion of the Arrangement, based on the number of EnCana Common Shares outstanding as at September 30, 2009, approximately 751,223,909 Cenovus Common Shares will be outstanding and no Cenovus Preferred Shares will be outstanding.

Cenovus Common Shares

The holders of Cenovus Common Shares will be entitled to receive dividends if, as and when declared by the Cenovus Board. The holders of Cenovus Common Shares will be entitled to receive notice of and to attend all meetings of shareholders and will be entitled to one vote per Cenovus Common Share held at all such meetings. Pursuant to the CBCA, the first annual general meeting of shareholders of Cenovus must be held not later than 18 months following the Effective Date. In the event of the liquidation, dissolution or winding up of Cenovus or other distribution of assets of Cenovus among its shareholders for the purpose of winding up its affairs, the holders of Cenovus Common Shares will be entitled to participate rateably in any distribution of the assets of Cenovus.

The Cenovus Board has approved for adoption the Cenovus Employee Stock Option Plan. If ratified and approved at the Meeting, the Cenovus Employee Stock Option Plan will permit the Cenovus Board to grant to employees of Cenovus and its subsidiaries stock options to purchase Cenovus Common Shares (in addition to the Cenovus Replacement Options granted pursuant to the Arrangement). Cenovus Option exercise prices will be based on the market price for Cenovus Common Shares on the date immediately preceding the date the options are granted, except for Cenovus Replacement

Options the exercise price of which will be determined in accordance with the formula described under “The Arrangement – Treatment of EnCana Employees and Benefit Plans – Options”. Cenovus Options granted under the Cenovus Employee Stock Option Plan will generally be fully exercisable after three years and expire five years after the grant date. Additional vesting requirements based on pre-determined performance criteria will also apply to the Cenovus Replacement Options granted in exchange for approximately two-thirds of the EnCana Options granted in 2007, 2008 and 2009. A portion of the Cenovus Options that may be granted in the future will also vest subject to the satisfaction of certain pre-determined performance criteria as approved by the Cenovus HRC Committee. A small number of Cenovus Replacement Options granted pursuant to the Arrangement in exchange for options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the original options were granted; the latest expiry date being in 2010. See “Other Matters to be Acted Upon – Cenovus Employee Stock Option Plan”.

On October 20, 2009, Cenovus adopted a shareholder rights plan, which became effective the same day and which will become the shareholder rights plan for Cenovus upon the amalgamation of Subco and Cenovus. If ratified and approved at the Meeting, the Cenovus Shareholder Rights Plan will continue in effect after the Effective Date to ensure, to the extent possible, that all shareholders of Cenovus are treated fairly in connection with any take-over bid for Cenovus. See “Other Matters to be Acted Upon – Cenovus Shareholder Rights Plan”. The Cenovus Shareholder Rights Plan will create a right that attaches to each issued Cenovus Common Share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of the Cenovus Common Shares, the rights are not separable from the Cenovus Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquiror, from and after the separation time (unless delayed by the Cenovus Board) and before certain expiration times, to acquire Cenovus Common Shares at 50 percent of the market price at the time of exercise. Any Cenovus Common Shares acquired as a consequence of “if, as and when issued” trades or otherwise, will be included in the calculation of the 20 percent threshold and, if exceeded, will cause such person to become an “Acquiring Person” (as defined under the heading “Other Matters to be Acted Upon – Cenovus Shareholder Rights Plan – Summary of the Cenovus Shareholder Rights Plan – Rights Exercise Privilege”) and such person would not be grandfathered. If ratified and approved at the Meeting, the Cenovus Shareholder Rights Plan must be reconfirmed at the annual meeting of Cenovus to be held in 2012 and every third annual meeting thereafter until its expiry 10 years from the Effective Date. See “Other Matters to be Acted Upon – Cenovus Shareholder Rights Plan”.

The Cenovus Common Shares have received conditional listing approval from the TSX and have been authorized for listing on the NYSE subject to notice of issuance. Listing on the TSX is subject to Cenovus fulfilling all of the original listing requirements of the TSX on or before January 5, 2010. The trading symbol for the Cenovus Common Shares will be “CVE” on the TSX and the NYSE. Cenovus expects that trading in the Cenovus Common Shares will commence on an “if, as and when issued” basis on both the TSX and the NYSE on a date in early to mid-November and will be announced by EnCana in a news release. Since Cenovus will be designated as a reporting issuer under applicable Canadian securities laws, the acquisition and beneficial ownership reporting rules under such laws will apply to all purchases of Cenovus Common Shares from the commencement of “if, as and when issued” trading in such shares. U.S. beneficial ownership reporting rules will also apply. See “Certain Legal and Regulatory Matters – Securities Law Matters” in this Information Circular. If the Arrangement becomes effective on November 30, 2009, it is expected that the EnCana Common Shares with an entitlement to Cenovus Common Shares will cease trading on the TSX after the close of trading on December 2, 2009 and on the NYSE after the close of trading on December 8, 2009 and that the Cenovus Common Shares will begin trading on the TSX for regular settlement at the opening of trading on December 3, 2009 and on the NYSE for regular settlement at the opening of trading on December 9, 2009. EnCana expects that the “if, as and when issued” trades will settle on December 8, 2009 on the TSX and on December 14, 2009 on the NYSE. See “Certain Legal and Regulatory Matters – Stock Exchange Listings” in this Information Circular.

Cenovus Preferred Shares

Cenovus Preferred Shares may be issued in one or more series. The Cenovus Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of Cenovus Preferred Shares before the issue of such series. Holders of the Cenovus Preferred Shares are not entitled to vote at any meeting of the shareholders of Cenovus, but may be entitled to vote if Cenovus fails to pay dividends on that series of Cenovus Preferred Shares. The Cenovus First Preferred Shares are entitled to priority over the Cenovus Second Preferred Shares and the Cenovus Common Shares with respect to the payment of dividends and the distribution of assets of Cenovus in the event of any liquidation, dissolution or winding up of Cenovus’s affairs. Cenovus is restricted from issuing Cenovus First Preferred Shares or Cenovus Second Preferred Shares if by doing so the aggregate amount payable to holders of each such class of shares as a return of capital in the event of liquidation, dissolution or winding up of Cenovus or any other distribution of the assets of Cenovus among its shareholders for the purpose of winding up its affairs would exceed Cdn.$500,000,000.

 DIVIDEND POLICY

Following completion of the Arrangement, the declaration of dividends will be at the sole discretion of the Cenovus Board and no dividend policy has yet been adopted by the Cenovus Board. The initial combined dividends of EnCana and Cenovus following completion of the Arrangement are intended to be approximately equal to EnCana’s current dividend of U.S.$1.60 per share annually.

 MARKET PRICE OF CENOVUS COMMON SHARES

The Cenovus Common Shares have received conditional listing approval from the TSX and have been authorized for listing on the NYSE subject to notice of issuance. Listing on the TSX is subject to Cenovus fulfilling all of the original listing requirements of the TSX on or before January 5, 2010. The trading price of the Cenovus Common Shares will be determined by the market. The trading symbol for the Cenovus Common Shares will be “CVE” on the TSX and the NYSE.

 CREDIT RATINGS

The Cenovus Notes have been assigned a rating of BBB+ with a Stable outlook by S&P, a rating of Baa2 with a Stable outlook by Moody’s and a provisional rating of A(low) by DBRS. DBRS expects to finalize the provisional rating if the Arrangement proceeds as expected. S&P also assigned a corporate credit rating of BBB+ with a Stable outlook to Cenovus. Each of S&P’s ratings are contingent upon the completion of the Arrangement.

Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. A rating may not remain in effect for any given period of time and may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

See Appendix “F” – “Information Concerning Cenovus Post-Arrangement – Credit Ratings” to this Information Circular for further information.

 AUDITORS AND AUDIT COMMITTEE

PricewaterhouseCoopers LLP will be the auditors of Cenovus. Cenovus will be required to have an audit committee. The directors of Cenovus who will be members of the Audit Committee of Cenovus following completion of the Arrangement will be Patrick D. Daniel (Chair), Valerie A.A Nielsen and Colin Taylor (financial expert). The foregoing list does not include Michael A. Grandin who is expected to be an ex-officio member of the Audit Committee of Cenovus.

 ADDITIONAL INFORMATION

See Appendix “F” – “Information Concerning Cenovus Post-Arrangement” for more detailed information concerning Cenovus after giving effect to the Arrangement.

OTHER MATTERS TO BE ACTED UPON

 CENOVUS EMPLOYEE STOCK OPTION PLAN

Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve the following ordinary resolution to ratify and approve the Cenovus Employee Stock Option Plan.

“BE IT RESOLVED as an ordinary resolution of the shareholders of EnCana Corporation that the Cenovus Employee Stock Option Plan, as described in the Information Circular accompanying the notice of this Meeting, be ratified and approved.”

In order for the foregoing ordinary resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed proxy form, if named as proxyholder, intend to vote FOR the Cenovus Employee Stock Option Plan Resolution.

Ratification and approval of the Cenovus Employee Stock Option Plan by Shareholders is required by the TSX and has been made a condition precedent to completion of the Arrangement to allow the Cenovus Replacement Options to be granted under a stock option plan. This condition precedent may be waived by EnCana.

The Board recommends that you vote FOR the Cenovus Employee Stock Option Plan Resolution.

Purpose of the Stock Option Plan

The purpose of the Cenovus Employee Stock Option Plan is to provide eligible employees with an incentive to achieve the longer-term objectives of Cenovus; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of Cenovus; and to attract and retain in the employ of Cenovus or any of its subsidiaries, persons of experience and ability by providing them with the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not entitled to receive Cenovus Options under the Cenovus Employee Stock Option Plan.

Common Shares Reserved

Assuming completion of the Arrangement, there will be 40,085,911 Cenovus Replacement Options outstanding under the Cenovus Employee Stock Option Plan, representing approximately 5.34 percent of the estimated total number of outstanding Cenovus Common Shares on the Effective Date, based upon the number of EnCana Common Shares outstanding as at September 30, 2009. Assuming approval by Shareholders at the Meeting of the Cenovus Employee Stock Option Plan Resolution, there will be an additional 23,914,089 Cenovus Options (other than Cenovus Replacement Options) available for grant, representing approximately 3.18 percent of the estimated total number of outstanding Cenovus Common Shares on the Effective Date, based upon the number of EnCana Common Shares outstanding as at September 30, 2009. In aggregate, there will be 64,000,000 Cenovus Common Shares reserved for issuance under the Cenovus Employee Stock Option Plan, being 8.52 percent of the estimated issued and outstanding shares of Cenovus on the Effective Date, based upon the number of EnCana Common Shares outstanding as at September 30, 2009. Any Cenovus Common Share subject to a Cenovus Option that expires or terminates without having been fully exercised may be made the subject of a further option.

Summary of the Cenovus Employee Stock Option Plan

The following is a summary of the principal terms of the Cenovus Employee Stock Option Plan, which plan is consistent in all material respects with the current EnCana Employee Stock Option Plan.

Grant of Options, Exercise Price, Vesting and Expiry

Options may be granted from time to time to employees (“eligible employees”) of Cenovus and its subsidiaries. Subject to regulatory requirements, the terms, conditions and limitations of Cenovus Options granted under the Cenovus Employee Stock Option Plan will be determined by the Human Resources and Compensation Committee of the Cenovus Board (“Cenovus HRC Committee”) and set out in an option agreement to be entered into effective as at the time of the grant.

The number of Cenovus Common Shares reserved for issuance at any time pursuant to Cenovus Options granted to insiders (as such term is defined in the TSX Company Manual) under the Cenovus Employee Stock Option Plan, and all other security-based compensation arrangements of Cenovus, shall not exceed 10 percent of the number of Cenovus Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Cenovus Common Shares issued to insiders pursuant to Cenovus Options, and all other security-based compensation arrangements of Cenovus, within any one year period, shall not exceed 10 percent of the number of Cenovus Common Shares outstanding, calculated on a non-diluted basis.

Except in respect of the Cenovus Replacement Options, the exercise price of a Cenovus Option will not be less than the market price of the Cenovus Common Shares at the grant date, calculated as the closing price of the Cenovus Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the option is made, or, if Cenovus Common Shares shall not have traded that day, on the next preceding day on which Cenovus Common Shares were traded. See “The Arrangement – Treatment of EnCana Employees and Benefit Plans – Options”.

The Cenovus HRC Committee has the right to determine at the time of grant that a particular Cenovus Option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Each Cenovus Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option) shall be exercisable during such period, not exceeding five years from the date the option was granted as the Cenovus HRC Committee may determine. Cenovus Options will have a term of five years and generally vest 30 percent on the first anniversary, 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant, and, in certain cases, subject to the satisfaction of certain performance conditions.

Performance Vesting Criteria

Cenovus Replacement Options which replace approximately two-thirds of the 2007, 2008 and 2009 grants of EnCana Options will also be subject to additional vesting requirements dependent upon a recycle ratio. “Recycle ratio” is a key operating metric that measures the ability to generate operating cash flow in excess of the all-in costs of adding reserves. No performance stock options will vest unless a recycle ratio of greater than one is achieved.

A portion of the Cenovus Options that may be granted in the future will also vest subject to satisfaction of certain pre-determined performance criteria as approved by the Cenovus HRC Committee.

Achievement of the pre-determined performance criteria will result in the vesting of performance stock options on a linear basis. The achieved performance criterion is calculated at the end of each year.

Tandem SARs

All Cenovus Replacement Options will have associated tandem stock appreciation rights (“Cenovus TSARs”), which will entitle the optionee to surrender the right to exercise his or her option to purchase a specified number of Cenovus Common Shares and to receive cash or Cenovus Common Shares (at Cenovus’s discretion) in an amount equal to the excess of the closing price of the Cenovus Common Shares on the TSX on the last trading day preceding the date of exercise of the Cenovus TSAR, over the exercise price for the Cenovus Option, multiplied by the number of optioned Cenovus Common Shares surrendered. Where a Cenovus TSAR is exercised, the right to the underlying Cenovus Common Share is forfeited and such number of Cenovus Common Shares are returned to the Cenovus Common Shares reserved and available for new option grants. It is expected that Cenovus Options granted in the future will also have associated Cenovus TSARs.

Non-Assignable and No Rights as a Shareholder

A Cenovus Option may be exercised only by the optionholder and will not be assignable, except on death. An optionholder only has rights as a shareholder of Cenovus with respect to Cenovus Common Shares that the optionholder has acquired through exercise of a Cenovus Option or through the holding of Cenovus Common Shares otherwise acquired. Nothing in the Cenovus Employee Stock Option Plan or in any option grant agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of its subsidiaries.

Adjustments

Adjustments will be made to the exercise price of a Cenovus Option, the number of Cenovus Common Shares delivered to an optionholder upon exercise of an option and the maximum number of Cenovus Common Shares that may at any time be reserved for issuance pursuant to options granted under the Cenovus Employee Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Cenovus Common Shares or other similar corporate change.

Blackout Period

If the exercise period of a Cenovus Option expires during, or within 10 business days following, a period when option exercising is prohibited by Cenovus (the “Blackout Period”), then the exercise period of such option will be extended to the date which is 10 business days after the last day of the Blackout Period (the “Blackout Extension Period”), after which time such option shall expire and terminate.

Amendments

The Cenovus Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Cenovus Employee Stock Option Plan in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionee, adversely alter or impair the rights under any Cenovus Option previously granted. Any amendment to be made to the Cenovus Employee Stock Option Plan or a Cenovus Option under the Cenovus Employee Stock Option Plan is subject to the prior approval of the TSX. The Cenovus Board will have the power and authority to approve amendments relating to the Cenovus Employee Stock Option Plan or a specific Cenovus Option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

(i)	extending or, in the event of a change in control, retirement, death or disability, accelerating the terms of vesting applicable to any Cenovus Option or group of Cenovus Options;

(ii)	altering the terms and conditions of vesting applicable to any Cenovus Option or group of Cenovus Options;

(iii)	changing the termination provisions of the Cenovus Employee Stock Option Plan or any Cenovus Option, provided that the change does not provide for an extension beyond the original expiry date of such option;

(iv)	accelerating the expiry date in respect of a Cenovus Option;

(v)	determining the adjustment provisions pursuant to the Cenovus Employee Stock Option Plan. See “– Adjustments” above;

(vi)	amending the definitions contained within the Cenovus Employee Stock Option Plan and other amendments of a “housekeeping” nature; and

(vii)	amending or modifying the mechanics of exercise of a Cenovus Option or Cenovus TSAR.

Approval by shareholders of Cenovus will be required for amendments that relate to:

(i)	accelerating the terms of vesting applicable to any Cenovus Option or group of Cenovus Options other than in the event of a change in control, retirement, death or disability;

(ii)	any increase in the number of shares reserved for issuance under the Cenovus Employee Stock Option Plan;

(iii)	any reduction in the grant price or cancellation and reissue of Cenovus Options;

(iv)	any extension of the term of a Cenovus Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(v)	any increase to the length of the Blackout Extension Period;

(vi)	the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

(vii)	any allowance for the transferability or assignability of Cenovus Options other than for estate settlement purposes;

(viii)	amendments to the specific amendment provision of the Cenovus Employee Stock Option Plan; and

(ix)	amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

 CENOVUS SHAREHOLDER RIGHTS PLAN

Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to approve the following ordinary resolution to ratify and approve the Cenovus Shareholder Rights Plan.

“BE IT RESOLVED as an ordinary resolution of the shareholders of EnCana Corporation that the Cenovus Shareholder Rights Plan, as described in the Information Circular accompanying the notice of this Meeting, be ratified and approved.”

In order for the foregoing ordinary resolution to be passed, it must be approved by a simple majority of the votes cast at the Meeting by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxyholder, intend to vote FOR the approval of the Shareholder Rights Plan Resolution.

A review of the Cenovus Shareholder Rights Plan was conducted to ensure that it conformed to versions of shareholder rights plans prevalent for public reporting issuers in Canada and met the requirements of the TSX and professional commentators on shareholder rights plans.

On October 20, 2009, Cenovus adopted the Cenovus Shareholder Rights Plan which became effective the same day. To continue in effect after the Effective Date, ratification and approval of the Cenovus Shareholder Rights Plan by Shareholders is required by the TSX but is not a condition precedent to completion of the Arrangement.

The Board recommends that you vote FOR the Shareholder Rights Plan Resolution.

Purpose of the Shareholder Rights Plan

The primary objective of a rights plan is to provide the Cenovus Board with, should it so decide in the exercise of its fiduciary duty, sufficient time to explore and develop all options for maximizing shareholder value if a take-over bid is made for Cenovus and to provide every shareholder with an equal opportunity to participate in such a bid. The Cenovus Shareholder Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Cenovus Shareholder Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Cenovus Board.

Summary of the Cenovus Shareholder Rights Plan

The following is a summary of the principal terms of the Cenovus Shareholder Rights Plan. A Shareholder or any other interested party may obtain a copy of the Cenovus Shareholder Rights Plan Agreement by contacting the Corporate Secretary of EnCana at (403) 645-2000 or by fax at (403) 645-4617.

Term

The term of the Cenovus Shareholder Rights Plan expires 10 years from the Effective Date, subject to Cenovus shareholders reconfirming such plan by a majority vote at the annual meeting of Cenovus to be held in 2012 and at every third annual meeting of Cenovus thereafter. If any such approval is not obtained, the Cenovus Shareholder Rights Plan will then cease to have effect.

Issue of Rights

Assuming that the Shareholder Rights Plan Resolution is passed, one right (“Right”) will be issued and such Right will attach to each Cenovus Common Share issued pursuant to the Arrangement and each Cenovus Common Share subsequently issued.

Rights Exercise Privilege

The Rights will separate from the Cenovus Common Shares and will be exercisable 10 trading days (the “Separation Time”), unless delayed by the Cenovus Board, after a person has acquired, or commenced a take-over bid to acquire,

20 percent or more of the Cenovus Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Cenovus Shareholder Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20 percent or more of the Cenovus Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. The Shareholder Rights Plan became effective as of October 20, 2009. Any Cenovus Common Shares acquired as a consequence of “if, as and when issued” trades or otherwise, will be included in the calculation of the 20 percent threshold and, if exceeded, will cause such person to become an “Acquiring Person” and such person would not be grandfathered. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of a Flip-in Event, each Right (other than those held by an Acquiring Person), will permit the purchase by holders of Rights (other than an Acquiring Person) of Cenovus Common Shares at a 50 percent discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Cenovus Common Shares, reported earnings per share of Cenovus on a diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with shareholders whereby such shareholders agree to tender their Cenovus Common Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event occurring. Any such agreement must permit the shareholder to withdraw the Cenovus Common Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much as, or more than a specified amount, which may not be greater than seven percent. The definition of “Lock-Up Agreement” provides that no “break up” fees or other penalties that exceed, in the aggregate, the greater of 2 1/2 percent of the price or value of the consideration payable under the Subject Bid and 50 percent of the increase in the consideration resulting from another take-over bid transaction shall be payable by the shareholder if the shareholder fails to tender its Cenovus Common Shares to the Subject Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Cenovus Common Shares and are not to be transferable separately from the Cenovus Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Cenovus Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

•	the take-over bid must be made by way of a take-over bid circular;

•	the take-over bid must be made to all holders of Cenovus Common Shares;

•	the take-over bid must be outstanding for a minimum period of 60 days and Cenovus Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50 percent of the Cenovus Common Shares held by independent shareholders have been tendered to the take-over bid and not withdrawn; and

•	if more than 50 percent of the Cenovus Common Shares held by independent shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Cenovus Common Shares for not less than 10 business days from the date of such public announcement.

The Cenovus Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Cenovus Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Cenovus Shareholder Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of Cenovus Common Shares. Where the Cenovus Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for Cenovus made by a take-over bid circular to all holders of Cenovus Common Shares prior to the expiry of any other bid for which the Cenovus Shareholder Rights Plan has been waived.

Redemption

The Cenovus Board, with the approval of a majority of votes cast by the independent shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the

Rights at $0.000001 per Cenovus Common Share. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendments

The Cenovus Board, with the approval of a majority of the votes cast by independent shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may amend the Cenovus Shareholder Rights Plan. The Cenovus Board, without such approval, may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the holders of Cenovus Common Shares (or the holders of Rights, as the case may be), may make amendments to the Cenovus Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

Duties of the Board

The Cenovus Shareholder Rights Plan will not detract from or lessen the duty of the Cenovus Board to act honestly and in good faith with a view to the best interests of Cenovus. The Cenovus Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators) and statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the Cenovus Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Tax Implications for Rights

In the opinion of Felesky Flynn LLP, Canadian tax counsel to EnCana and Cenovus in respect of the Arrangement and related transactions, the following summary fairly describes the Canadian federal income tax considerations relating to the issuance of Rights under the Cenovus Shareholder Rights Plan. Reference is made to “Certain Canadian Federal Income Tax Considerations” below for the general assumptions and qualifications made by Felesky Flynn LLP in rendering this opinion.

While this matter is not free from doubt, the issue of the Rights may be a taxable benefit which must be included in the income of the holders of Cenovus Common Shares. However, no amount is included in income if a Right does not have a monetary value at the date of its issue. Cenovus considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.

Assuming that the Rights are of no value, holders of Cenovus Common Shares will not be required to include any amount in income or be subject to withholding tax under the Tax Act as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost.

Holders of Cenovus Common Shares may have income or be subject to withholding tax under the Tax Act if the Rights are exercised or otherwise disposed of.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Holders of Cenovus Common Shares are advised to consult their own tax advisors regarding the consequence of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances.

In the opinion of Felesky Flynn LLP, Canadian tax counsel to EnCana and Cenovus in respect of the Arrangement and related transactions, the Rights will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, registered disability savings plans and TFSAs, provided that the Cenovus Common Shares are qualified investments at the time that the Rights are issued and continue to be qualified investments for such plans at all relevant times and further provided that Cenovus deals at arm’s length with the annuitant, beneficiary or subscriber of such plans.

With respect to non-Dissenting Shareholders that are subject to U.S. federal income taxation, the U.S. Tax Ruling provides that, provided that, at the time of the Arrangement, the Rights remain contingent, non-exercisable and subject to redemption, the receipt of the Rights by a non-Dissenting Shareholder will not be a distribution or receipt of property, an exchange of stock or property (either taxable or non-taxable), or any other event that gives rise to the realization of income or gain by such non-Dissenting Shareholder.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Felesky Flynn LLP, Canadian tax counsel to EnCana and Cenovus in respect of the Arrangement and related transactions, the following summary, as at the date of this Information Circular, fairly presents the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to Shareholders who, at all relevant times, hold their EnCana Common Shares as capital property and will hold the New EnCana Common Shares and the Cenovus Common Shares acquired pursuant to the Arrangement as capital property, and who deal at arm’s length with, and are not affiliated with, EnCana and Cenovus, as determined for the purposes of the Tax Act.

 CAPITAL PROPERTY

EnCana Common Shares, New EnCana Common Shares, and Cenovus Common Shares generally will constitute capital property to a Shareholder unless any such shares are held in the course of carrying on a business of trading or dealing in shares or otherwise as part of a business of buying and selling securities or such Shareholder has acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Shareholders who are resident in Canada for the purposes of the Tax Act whose EnCana Common Shares, New EnCana Common Shares, and Cenovus Common Shares might not otherwise qualify as capital property for purposes of the Tax Act may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares, and any other “Canadian security” (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years, deemed to be capital property. Shareholders contemplating making such an election should first consult their own tax advisors as such an election will affect the tax treatment for other Canadian securities held. The principal Canadian federal income tax considerations relating to the Arrangement generally applicable to Shareholders whose EnCana Common Shares do not constitute capital property will be significantly different than those described below. Shareholders who do not hold their EnCana Common Shares as capital property should consult their own tax advisors regarding their particular circumstances.

 AUTHORITIES

This summary is based upon the provisions of the Tax Act as enacted to the date of this Information Circular, the Tax Proposals and the understanding of Felesky Flynn LLP of the current published administrative practices and assessing policies of the CRA in effect as at the date of this Information Circular. While it has been assumed that all the Tax Proposals will become law as currently proposed, it is not certain that any of the Tax Proposals will be enacted in the form announced or at all. This summary is not exhaustive of all Canadian federal income tax considerations relating to the Arrangement and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practices or assessing policies of the CRA, whether by legislative, governmental, or judicial action or decision, nor does it take into account other federal tax legislation or provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described in this summary.

 SUPPLEMENTAL CANADIAN TAX RULING AND OPINION

A supplemental Canadian tax ruling and opinion from the CRA has been requested which seeks to confirm that the Arrangement generally will occur on a tax-deferred basis for Shareholders resident in Canada who hold their EnCana Common Shares as capital property and who do not choose to recognize a capital gain or a capital loss, as described below. Although EnCana expects to receive the supplemental Canadian tax ruling and opinion before the Effective Date, no assurances can be given in that regard. See “Certain Legal and Regulatory Matters – Tax Rulings”.

 ADDITIONAL ASSUMPTIONS

This summary assumes that the EnCana Common Shares will be or will remain listed on a designated stock exchange (the current definition of which includes the TSX and the NYSE) at the time of the disposition of such shares pursuant to the Arrangement and that the New EnCana Common Shares and Cenovus Common Shares will be listed on such a designated stock exchange when issued and at all relevant times thereafter. Under certain of the Tax Proposals, the EnCana Special Shares that will be acquired under the Arrangement will be deemed, as a result of the Arrangement, to be listed on a designated stock exchange.

EnCana has determined that the Rights that will be cancelled and the Rights that will be issued as part of the Arrangement have negligible monetary value. Assuming such Rights have no value, the cancellation and the issuance, as part of the Arrangement, of Rights will not result in any income or proceeds of disposition, and such Rights will not have any adjusted cost base to a holder. This summary is based upon this assumption.

 LIMITATIONS

EnCana Common Shares held by certain financial institutions (as defined for the purposes of the “mark-to-market rules” in the Tax Act), including banks, trust companies, credit unions, insurance companies, registered securities dealers and corporations controlled by one or more of the foregoing, generally will not be held as capital property and will be subject to special mark-to-market rules. This summary does not otherwise take into account the mark-to-market rules and Shareholders that are financial institutions for the purposes of these rules should consult their own tax advisors with respect to the Canadian federal income tax considerations of the Arrangement that are applicable to such Shareholders.

This summary is not applicable to a Shareholder, an interest in whom or in which would be a “tax shelter investment” (as defined in the Tax Act). Any such Shareholders should consult their own tax advisors with respect to the Canadian federal income tax considerations of the Arrangement that are applicable to such Shareholders.

This summary does not address Canadian federal income tax considerations applicable to directors, officers or other insiders of EnCana, Cenovus or related or affiliated entities, or persons who hold EnCana Common Shares, or will hold New EnCana Common Shares or Cenovus Common Shares, subject to escrow, trading or other restrictions that might affect the value of such shares. Any such Shareholders should consult their own tax advisors with respect to the Canadian federal income tax considerations of the Arrangement that are applicable to such Shareholders.

This summary does not address Canadian federal income tax considerations applicable to holders of EnCana Options, EnCana SARs or EnCana DSUs. Such holders should consult their own tax advisors with respect to the Canadian federal income tax considerations of the Arrangement that are applicable to such holders. This summary does not address all of the Canadian federal income tax considerations applicable to shareholders who acquired EnCana Common Shares pursuant to the exercise of an EnCana Option.

This summary does not address Canadian federal income tax considerations applicable to Shareholders who have elected to have the functional currency rules in Section 261 of the Tax Act apply. Any such Shareholders should consult their own tax advisors with respect to the Canadian federal income tax considerations of the Arrangement that are applicable to such holders.

Shareholders who acquired or are deemed to have acquired EnCana Common Shares prior to 1972, or acquired or are deemed to have acquired such shares in one or more non-arm’s length transactions from a person who held such shares at any time prior to 1972, should consult their own tax advisors as to the impact of certain transitional rules on the Canadian federal income tax considerations described below. This summary does not otherwise take into account these transitional rules and any Shareholders who may be subject to these transitional rules should consult their own tax advisors with respect to the Canadian federal income tax considerations of the Arrangement that are applicable to such Shareholders.

This summary addresses the Canadian federal income tax considerations applicable to EnCana and Cenovus only to the extent expressly set out in this summary.

This summary does not address tax matters of any jurisdiction outside of Canada and Shareholders who are not resident in Canada under the laws of a country other than Canada, or who are citizens of a country other than Canada, or who otherwise may be subject to tax in a jurisdiction other than Canada, should consult their own tax advisors with respect to non-Canadian tax matters. If you are a resident of the United States, please see “Certain U.S. Federal Income Tax Considerations”.

 DISCLAIMER

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any particular Shareholder. No representations with respect to any tax consequences and considerations to any particular Shareholder are made. This summary is not exhaustive of all Canadian federal income tax considerations. The tax consequences and considerations to any particular Shareholder will depend on a variety of factors, including the Shareholder’s own particular circumstances. Shareholders and all persons affected by the Arrangement should consult their own tax advisor regarding the tax consequences and considerations applicable to them of the Arrangement, having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

 SHAREHOLDERS RESIDENT IN CANADA

The following portion of the summary generally is applicable to Shareholders who, for the purposes of the Tax Act and any relevant tax treaty, are resident, or are deemed to be resident, in Canada at all relevant times (each such Shareholder being a “Resident”).

Resident Non-Dissenting Shareholders

Amendments to Articles

The amendments to the articles of EnCana and Cenovus pursuant to the Arrangement are not taxable events to non-Dissenting Shareholders under the Tax Act.

Exchange of EnCana Common Shares for New EnCana Common Shares and EnCana Special Shares

Under the Arrangement, a non-Dissenting Shareholder will receive one New EnCana Common Share and one EnCana Special Share in exchange for each EnCana Common Share currently held. On such exchange, a non-Dissenting Shareholder will be deemed to have disposed of such EnCana Common Shares for proceeds of disposition equal to the adjusted cost base of such shares at the time of the exchange. A non-Dissenting Shareholder will not be considered to have received a dividend and will not realize a capital gain or a capital loss as a result of this share exchange.

The aggregate adjusted cost base of the New EnCana Common Shares and EnCana Special Shares acquired by a non-Dissenting Shareholder on this share exchange will be equal to the adjusted cost base immediately before the share exchange of the EnCana Common Shares disposed of by the non-Dissenting Shareholder on the share exchange. The adjusted cost base immediately before the share exchange of an EnCana Common Share will be allocated among the holder’s New EnCana Common Shares and EnCana Special Shares in proportion to the relative fair market value of such shares immediately after the share exchange. For this purpose, it is assumed to be reasonable to expect that the fair market value of the EnCana Special Shares immediately after this share exchange will derive from the fair market value of the Subco shares to be transferred to Cenovus pursuant to the Arrangement. The fair market value of the New EnCana Common Shares is a question of fact determined by reference to all relevant factors (including the respective trading values of those shares following the share exchange). EnCana has advised counsel that non-Dissenting Shareholders will be notified following the Effective Date on EnCana’s website as to EnCana’s estimation of the proportionate allocation. This allocation is not binding on the CRA or any particular non-Dissenting Shareholder. However, it is recommended that the allocations made by non-Dissenting Shareholders be consistent with that estimated by EnCana.

Exchange of EnCana Special Shares for Cenovus Common Shares

Under the Arrangement, the non-Dissenting Shareholders will transfer their EnCana Special Shares to Cenovus in exchange for consideration consisting solely of one Cenovus Common Share for each EnCana Special Share so transferred. Except where the non-Dissenting Shareholder chooses to recognize a capital gain or a capital loss on the exchange of the EnCana Special Shares as described below, a non-Dissenting Shareholder will be deemed to have disposed of such EnCana Special Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and such non-Dissenting Shareholder will not be considered to have received a dividend and will not realize a capital gain or a capital loss as a result of this share exchange. The Cenovus Common Shares received by the non-Dissenting Shareholder will be deemed to have been acquired at a cost equal to the aggregate adjusted cost base of the non-Dissenting Shareholder’s EnCana Special Shares immediately before the exchange.

A non-Dissenting Shareholder may choose to recognize a capital gain or a capital loss on the exchange of the EnCana Special Shares by including all or any portion of the amount of capital gain or capital loss, otherwise determined, in computing such non-Dissenting Shareholder’s income for the taxation year in which such exchange occurs or, if that shareholder is an Eligible Holder, by filing a joint election with Cenovus under Section 85 of the Tax Act in prescribed form and within the time limit set under the Tax Act. A non-Dissenting Shareholder who chooses to realize a gain or loss in this manner will realize a capital gain (or capital loss) to the extent that such holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the non-Dissenting Shareholder’s adjusted cost base of the EnCana Special Shares so exchanged. A non-Dissenting Shareholder who wishes to file an election under Section 85 of the Tax Act should contact the Corporate Secretary of Cenovus. For the purpose of computing such capital gain or capital loss, in the absence of an election under Section 85 of the Tax Act, a non-Dissenting Shareholder that chooses to recognize a capital gain or a capital loss will be considered to have disposed of the EnCana Special Shares for proceeds of disposition equal to the fair market value of the Cenovus Common Shares received on the share exchange. Section 85 of the Tax Act allows the non-Dissenting Shareholder to elect an “agreed amount” that, subject to certain limits in the Tax Act, will be the proceeds of disposition of the EnCana Special Shares to the non-Dissenting Shareholder. The tax treatment of capital gains and capital losses is discussed below under “- Taxation of Capital Gains and Capital Losses”. Where a non-Dissenting Shareholder has chosen to recognize a capital gain or a capital loss on the exchange of EnCana Special Shares for Cenovus Common Shares, the adjusted cost base of the Cenovus Common Shares acquired by the non-Dissenting Shareholder on this exchange will be equal to the proceeds of disposition received or deemed to have been received by the non-Dissenting Shareholder.

Amalgamation of Cenovus and Subco

On the amalgamation of Cenovus and Subco, non-Dissenting Shareholders will not recognize any capital gain (or capital loss) on the exchange of their Cenovus Common Shares and the aggregate adjusted cost base of their Cenovus Common Shares immediately before the amalgamation will become the aggregate adjusted cost base of their Cenovus Common Shares immediately after the amalgamation.

Dividends paid on New EnCana Common Shares or Cenovus Common Shares (Post-Arrangement)

Dividends received or deemed to be received on New EnCana Common Shares or Cenovus Common Shares after completion of the Arrangement will be included in computing the holder’s income for the purposes of the Tax Act. Such dividends received or deemed to be received by an individual (including a trust) will generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from a corporation resident in Canada. Counsel has been advised by EnCana that future dividends on New EnCana Common Shares and Cenovus Common Shares are expected to be designated as “eligible dividends” for purposes of the Tax Act. Eligible dividends received by an individual generally are subject to tax at a reduced effective tax rate compared to dividends that are not eligible dividends. Dividends received or deemed to be received on such shares by an individual and certain trusts may give rise to alternative minimum tax.

Generally, dividends received or deemed to be received on New EnCana Common Shares or Cenovus Common Shares after completion of the Arrangement by a holder that is a corporation will be included in computing the corporation’s income, but will be deductible in computing the corporation’s taxable income, subject to certain limitations in the Tax Act. A holder of New EnCana Common Shares or Cenovus Common Shares that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) generally will be subject to a refundable tax of 33 1/3 percent on dividends received or deemed to be received on such shares to the extent such dividends are deductible in computing the holder’s taxable income. A holder of New EnCana Common Shares or Cenovus Common Shares that is, throughout the year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3 percent on its “aggregate investment income” which is defined to include dividends that are not deductible in computing taxable income. Subsection 55(2) of the Tax Act provides that, where certain corporate holders of shares receive a dividend or deemed dividend in specified circumstances, all or part of such dividend may be treated as a capital gain from the disposition of capital property and not as a dividend. The tax treatment of capital gains and capital losses is discussed below under “– Taxation of Capital Gains and Capital Losses”.

Dispositions of New EnCana Common Shares or Cenovus Common Shares (Post-Arrangement)

A disposition of New EnCana Common Shares or Cenovus Common Shares after the Arrangement generally will result in a capital gain (or a capital loss) to the extent the proceeds of disposition received, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares immediately before the disposition. If a non-Dissenting Shareholder acquires New EnCana Common Shares or Cenovus Common Shares after the Effective Date at a time when the non-Dissenting Shareholder owns other New EnCana Common Shares or Cenovus Common Shares, the cost of the newly acquired shares will be averaged with the adjusted cost base of any other shares of the same class of EnCana or Cenovus, as the case may be, held by that non-Dissenting Shareholder at that time for the purpose of determining thereafter the adjusted cost base of each New EnCana Common Share or Cenovus Common Share held by such non-Dissenting Shareholder. The tax treatment of capital gains and capital losses is discussed below under “– Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (the “taxable capital gain”) realized by a holder will be included in the holder’s income for the year of disposition, and one-half of any capital loss realized (the “allowable capital loss”) will be deducted by the holder against taxable capital gains realized in the year of disposition. Subject to the detailed rules in the Tax Act, any excess of allowable capital losses over taxable capital gains of the holder may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years. In certain circumstances, a capital loss otherwise arising on the disposition of shares by a corporation may be reduced by dividends previously received or deemed to have been received on such shares or shares for which the particular shares were issued in exchange. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Non-Dissenting Shareholders to whom these rules may be relevant should consult their own tax advisors.

A non-Dissenting Shareholder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6 2/3 percent of its “aggregate investment income”. For this purpose, aggregate investment income will include taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act.

Dissenting Shareholders

Any Dissenting Shareholder who validly exercises Dissent Rights and consequently is paid the fair value of such Dissenting Shareholder’s EnCana Common Shares in accordance with the Dissent Procedures will realize a capital gain (or capital loss) equal to the amount by which the payment (other than any portion thereof that is in respect of interest ordered by a court), net of any reasonable cost of disposition, exceeds (or is less than) the adjusted cost base to the Dissenting Shareholder of such EnCana Common Shares. See “– Taxation of Capital Gains and Capital Losses”. Any interest ordered by a court to a Dissenting Shareholder will be included in the Dissenting Shareholder’s income for purposes of the Tax Act.

 SHAREHOLDERS NOT RESIDENT IN CANADA

The following portion of the summary is generally applicable to a Shareholder who, for the purposes of the Tax Act and any relevant tax treaty, at all relevant times, has not been and will not be resident or deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, such shares in connection with carrying on a business in Canada and to whom such shares do not otherwise constitute “taxable Canadian property” (a “Non-Resident”). This summary assumes that the EnCana Common Shares will be listed, or deemed to be listed, on a designated stock exchange on the Effective Date. This summary does not apply to a Non-Resident that is an insurer carrying on business in Canada and elsewhere.

Generally, EnCana Common Shares will not constitute taxable Canadian property to a Non-Resident Shareholder provided such shares are listed, or deemed to be listed, on a designated stock exchange (including the TSX and the NYSE) on the Effective Date unless, at any time during the 60-month period immediately preceding the Effective Date, 25 percent or more of the issued shares of any class or series of the capital stock of EnCana were owned by (or under option to) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length or the Non-Resident Shareholder together with all such persons.

Non-Resident Non-Dissenting Shareholders

The Arrangement

A Non-Resident Shareholder who is a non-Dissenting Shareholder will not be subject to income tax under the Tax Act as a result of the Arrangement. Under the Tax Act, no withholding tax or clearance certificate will be required under Section 116 of the Tax Act in respect of the disposition of EnCana Common Shares or Cenovus Common Shares occurring pursuant to the Arrangement. Under the Tax Proposals no withholding tax or clearance certificate will be required under Section 116 of the Tax Act in respect of any disposition of EnCana Special Shares occurring pursuant to the Arrangement.

Dividends on New EnCana Common Shares or Cenovus Common Shares (Post-Arrangement)

Dividends on New EnCana Common Shares or Cenovus Common Shares that are paid or credited or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian non-resident withholding tax at the rate of 25 percent of the gross amount of such dividends. This rate may be reduced under any applicable tax treaty. In the case of a beneficial owner of dividends who is a resident of the U.S. for the purposes of the Canada-United States Tax Convention, as amended to date (the “U.S. Tax Treaty”) and who is a qualifying person for the purposes of the U.S. Tax Treaty, the rate of Canadian withholding tax generally will be reduced to 15 percent of the gross amount of such dividends. In addition, under the U.S. Tax Treaty, dividends paid or credited or deemed to be paid or credited to certain Non-Resident Shareholders that are U.S. tax exempt organizations generally will not be subject to Canadian withholding tax.

Dispositions of New EnCana Common Shares or Cenovus Common Shares (Post-Arrangement)

On a disposition of New EnCana Common Shares or Cenovus Common Shares after the Arrangement, a Non-Resident holder will not be subject to tax under the Tax Act unless, at the time of disposition, the particular shares are “taxable Canadian property” (as defined in the Tax Act and the Tax Proposals) to the holder. Generally, New EnCana Common Shares or Cenovus Common Shares will not be taxable Canadian property to a Non-Resident holder at a particular time if such shares are listed on a designated stock exchange (including the TSX and the NYSE) at the particular time, provided the holder thereof has not, either alone or together with persons with whom the holder does not deal at arm’s length, owned 25 percent or more of the issued shares of any class or series of the capital stock of EnCana or Cenovus at any time within 60 months preceding the particular time, and provided the holder is not carrying on an insurance business in Canada and elsewhere.

Provided the New EnCana Common Shares and Cenovus Common Shares are listed on a designated stock exchange at the time of a disposition of such shares, no withholding tax or clearance certificate will be required under Section 116 of the Tax Act in respect of a disposition of such shares.

Dissenting Shareholders

In general, the Canadian federal income tax treatment applicable to a Non-Resident Shareholder who is a Dissenting Shareholder that validly exercises Dissent Rights and consequently is paid the fair value of such Dissenting Shareholder’s EnCana Common Shares in accordance with the Dissent Procedures will be similar to that of a non-resident person who disposes of New EnCana Common Shares or Cenovus Common Shares after the Arrangement. See “Dispositions of New EnCana Common Shares or Cenovus Common Shares (Post-Arrangement)”. Any interest ordered by a court to a non-resident Dissenting Shareholder generally will be exempt from Canadian withholding tax provided that the Dissenting Shareholder deals at arm’s length with the payor.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

To ensure compliance with United States Treasury Department Circular 230, Shareholders are hereby notified that: (a) any discussion of United States federal tax issues contained or referred to herein is not intended or written to be used, and cannot be used, by Shareholders for the purpose of avoiding penalties that may be imposed on them under the United States federal tax laws; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) Shareholders should seek advice based on their particular circumstances from an independent tax advisor.

 GENERAL

The following is a summary of certain U.S. federal income tax consequences of the Arrangement and certain other transactions that are generally applicable to a U.S. Holder (defined below) of EnCana Common Shares. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of EnCana Common Shares that holds such shares as capital assets within the meaning of Section 1221 of the Code, and is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its sources; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury Regulations.

This summary is based on the Code, the U.S. Treasury Regulations promulgated under the Code and interpretations of the Code and the U.S. Treasury Regulations by the courts and the IRS, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect.

This summary does not discuss all of the U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances, nor does it address the consequences to U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as:

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt organizations;

•	retirement plans;

•	financial institutions;

•	mutual funds;

•	partnerships or other pass-through entities and investors in such entities;

•	holders whose functional currency is not the United States dollar;

•	holders that hold their shares as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction;

•	holders that are subject to the alternative minimum tax;

•	holders that acquired their shares upon the exercise of options or warrants or otherwise as compensation for services;

•	dissenting holders that own, actually or constructively, shares of EnCana or Cenovus after the Arrangement; and

•	holders that have owned, actually or constructively, 10 percent or more of the total voting power of the EnCana Common Shares or that will own, actually or constructively, 10 percent or more of the total voting power of the Cenovus Common Shares.

This summary does not address any estate, gift or other non-income U.S. federal tax consequences or any state, local or foreign tax consequences.

THIS SUMMARY IS GENERAL IN NATURE AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. ALL U.S. HOLDERS OF ENCANA COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ARRANGEMENT TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

 U.S. TAX RULING

EnCana has received a private letter ruling – the U.S. Tax Ruling – from the IRS regarding the U.S. federal income tax consequences of various aspects of the Arrangement and certain other transactions. Discussed below are the rulings that EnCana received as part of the U.S. Tax Ruling that address the U.S. federal income tax consequences to U.S. Holders of (i) the exchange of EnCana Common Shares for New EnCana Common Shares and EnCana Special Shares, (ii) the exchange of EnCana Special Shares for Cenovus Common Shares, and (iii) the amalgamation that will take place as a part of the Arrangement (collectively, the “Shareholder Transactions”). Although the rulings generally will be binding on the IRS, EnCana will not be able to rely on the rulings if the factual representations made to the IRS in connection with the U.S. Tax Ruling are untrue or incomplete in any material respect or if undertakings made to the IRS in connection with the ruling are not complied with. Further, the IRS will not rule on whether the exchange of EnCana Special Shares for Cenovus Common Shares satisfies certain requirements necessary for U.S. Holders to obtain nonrecognition treatment with respect to such exchange (hereinafter referred to as the “No Rule Requirements”). Rather, the IRS’ conclusion that the exchange qualifies for nonrecognition treatment is based upon representations by EnCana that the No Rule Requirements have been satisfied, and any inaccuracy in such representations could invalidate the ruling. EnCana has received a tax opinion from its U.S. tax counsel, Dewey & LeBoeuf LLP, that in their opinion the No Rule Requirements will be satisfied. This tax opinion is addressed to EnCana and is based on factual representations made by EnCana and on customary factual assumptions. The tax opinion will not be binding on the IRS or any court, however, and does not preclude the IRS from asserting, or a court from sustaining, a contrary conclusion.

 PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

Special rules that could significantly affect the U.S. federal income tax consequences discussed below would apply if EnCana or Cenovus were treated for U.S. federal income tax purposes as a passive foreign investment company (a “PFIC”) in any taxable year. A PFIC is any non-U.S. corporation if 75 percent or more of its gross income for the taxable year is “passive income” or 50 percent or more of the quarterly average value of the assets it holds during the taxable year produce, or are held for the production of, passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 percent interest by value is taken into account. For purposes of the PFIC rules, “passive income” includes, among other things, certain foreign currency gains and the excess of gains over losses from certain commodities transactions, including certain transactions involving oil and gas. Gains from commodities transactions, however, are generally excluded from the definition of passive income if such gains are active business gains from the sale of commodities and the foreign corporation’s commodities meet specified criteria.

If EnCana or Cenovus were treated as a PFIC and a U.S. Holder held shares in EnCana or Cenovus in any taxable year when EnCana or Cenovus were so treated, the U.S. Holder could be subject to significant adverse U.S. federal income tax consequences upon the disposition (including in some cases the pledging of stock) of, or the receipt of a distribution with respect to, EnCana or Cenovus shares (including in the Shareholder Transactions). Depending on the circumstances, these adverse consequences could include, but would not necessarily be limited to, U.S. federal income taxation of transactions for which nonrecognition is otherwise provided under U.S. federal income tax rules, taxation of gains and dividends at increased rates and an interest charge with respect to the increased tax imposed.

EnCana does not believe that it or Cenovus is or has been a PFIC or is likely to become a PFIC in the future. However, the rules regarding PFIC classification are very complex, inherently factual (which facts may change from year to year) and subject to potentially varying or changing interpretations. Accordingly, there can be no absolute assurance with respect to EnCana’s or Cenovus’s present, past or future PFIC status. U.S. Holders are urged to consult their tax advisors regarding the potential application of the PFIC rules to their interests in EnCana and Cenovus.

The rest of this summary assumes that neither EnCana nor Cenovus have been, are or will be PFICs.

 EXCHANGE OF ENCANA COMMON SHARES FOR NEW ENCANA COMMON SHARES AND  ENCANA SPECIAL SHARES

Under the Arrangement, a U.S. Holder who is not a Dissenting Shareholder (a “Non-Dissenting U.S. Holder”) will receive one New EnCana Common Share and one EnCana Special Share in exchange for each EnCana Common Share currently held. The U.S. Tax Ruling confirms that, for U.S. federal income tax purposes:

•	The exchange will be treated as an exchange by each Non-Dissenting U.S. Holder of EnCana Common Shares for New EnCana Common Shares;

•	No gain or loss will be recognized by Non-Dissenting U.S. Holders on the exchange of EnCana Common Shares for New EnCana Common Shares;

•	The tax basis of the New EnCana Common Shares received by the Non-Dissenting U.S. Holders will equal the basis of the stock exchanged therefor; and

•	The holding period of the New EnCana Common Shares received will include the holding period of the EnCana Common Shares exchanged therefor, provided that the EnCana Common Shares are held as a capital asset on the date of the exchange.

 EXCHANGE OF ENCANA SPECIAL SHARES FOR CENOVUS COMMON SHARES

Under the Arrangement, each Non-Dissenting U.S. Holder will exchange one EnCana Special Share for one Cenovus Common Share and associated Rights. The U.S. Tax Ruling confirms that, for U.S. federal income tax purposes:

•	The exchange by a U.S. Holder of EnCana Special Shares for Cenovus Common Shares and associated Rights will be treated as if EnCana distributed the Cenovus Common Shares and associated Rights to the U.S. Holder;

•	No gain or loss will be recognized by (and no amount will be included in the income of) a U.S. Holder on the receipt of the Cenovus Common Shares;

•	The aggregate basis of the New EnCana Common Shares and the Cenovus Common Shares in the hands of each U.S. Holder immediately after the distribution will equal such U.S. Holder’s aggregate basis in the New EnCana Common Shares immediately before the distribution, apportioned among the New EnCana Common Shares and the Cenovus Common Shares received by the U.S. Holder based on relative fair market values on the date of the distribution; and

•	The holding period of the Cenovus Common Shares received by a U.S. Holder will include the holding period of the New EnCana Common Shares on which the distribution is made, provided the U.S. Holder holds the New EnCana Common Shares as a capital asset on the date of the distribution.

 AMALGAMATION

As part of the Arrangement, Cenovus and Subco will amalgamate (the “Amalgamation”). The U.S. Tax Ruling confirms that, for U.S. federal income tax purposes, no income, gain, deduction or loss will be recognized by a U.S. Holder as a result of the Amalgamation.

 U.S. HOLDERS DISSENTING FROM THE ARRANGEMENT

A U.S. Holder who is a Dissenting Shareholder (a “Dissenting U.S. Holder”) and receives payment from Acquisition Sub equal to the fair value of its EnCana Common Shares pursuant to the exercise of Dissent Rights will be treated as having been paid by EnCana in redemption of the U.S. Holder’s EnCana Common Shares, except for any portion of such payment that is treated as interest for U.S. federal income tax purposes. The U.S. Holder generally will recognize gain or loss on such redemption, measured by the difference between the amount realized in the deemed redemption (except for any portion of such amount that is treated as interest) and the U.S. Holder’s adjusted tax basis in the EnCana Common Shares that are deemed to be redeemed. This gain or loss will be a capital gain or loss if the U.S. Holder holds the EnCana Common Shares as a capital asset on the date of the deemed redemption. The portion of any amount realized treated as interest, if any, will be taxed as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Such interest income generally will be foreign source income for purposes of the U.S. foreign tax credit limitation rules.

With respect to the rules applicable to (i) long-term versus short-term capital gains and (ii) computing foreign exchange gains or losses and the amount realized pursuant to the exercise of Dissent Rights by a Dissenting U.S. Holder receiving foreign currency, see generally the discussion below under the heading “– Post-Arrangement Share Dispositions”.

 POST-ARRANGEMENT DIVIDENDS

In addition to Canadian withholding tax, dividends received by a U.S. Holder on New EnCana Common Shares or Cenovus Common Shares following the Arrangement will be subject to U.S. federal income taxation at the tax rates applicable to ordinary income, to the extent paid from the payor’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. These dividends generally will not be eligible for the dividends received deduction that is allowed to U.S. corporate shareholders on dividends received from a domestic corporation. Distributions in excess of those earnings and profits will be applied first to reduce the U.S. Holder’s tax basis in the U.S. Holder’s shares. To the extent that the distribution in excess of earnings and profit exceeds the U.S. Holder’s tax basis, the excess will constitute gain from a sale or exchange of the shares.

For taxable years beginning before January 1, 2011, EnCana and Cenovus dividends constituting “qualified dividend income” may be taxable to individuals and other non-corporate holders at the lower income tax rate applicable to capital gains (currently a maximum rate of 15 percent). Because EnCana and Cenovus are non-United States corporations, special requirements must be met for EnCana’s and Cenovus’s dividends to qualify as qualified dividend income. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends, if any, paid with respect to the New EnCana Common Shares and the Cenovus Common Shares.

Subject to certain limitations, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for the Canadian tax withheld. The rules relating to foreign tax credits are complex, and U.S. Holders should consult with their own tax advisors with regard to the availability of a foreign tax credit and the application of foreign tax credit limitations to their particular circumstances.

Payments of dividends with respect to New EnCana Common Shares or Cenovus Common Shares that are made in Canadian dollars must be translated to U.S. dollars in order to calculate the U.S. Holder’s federal income tax liability. Generally, an amount paid in Canadian dollars will be translated to a U.S. dollar amount by reference to the spot exchange rate in effect on the date such amount is paid, regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars are converted into U.S. dollars on the date of the payment, the U.S. Holder (although subject to tax on the U.S. dollar value of the payment) should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars. If instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss.

 POST-ARRANGEMENT SHARE DISPOSITIONS

A U.S. Holder generally will recognize a taxable gain or loss on the sale, exchange or other disposition of the New EnCana Common Shares or Cenovus Common Shares following the Arrangement. The amount of such gain or loss will be the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the New EnCana Common Shares or the Cenovus Common Shares, as applicable. Any such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holder has a holding period in the New EnCana Common Shares or the Cenovus Common Shares, as applicable, of more than one year at the time of the disposition. If the holder has a holding period in the New EnCana Common Shares or the Cenovus Common Shares, as applicable, of one year or less at the time of the disposition, any capital gain or loss will be a short-term capital gain or loss. Under current law, a long-term capital gain realized by non-corporate taxpayers prior to January 1, 2011, is generally taxed at a maximum federal tax rate of 15 percent. The deductibility of capital losses is subject to certain limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for purposes of the U.S. foreign tax credit limitation rules.

If the payment received with respect to the sale, exchange, or other disposition of the New EnCana Common Shares or Cenovus Common Shares is in a foreign currency, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder in both cases regardless of whether the foreign currency is converted into U.S. dollars at that time. If the New EnCana Common Shares or Cenovus Common Shares are treated as traded on an “established securities market”, a cash basis taxpayer, or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at an acceptable spot market exchange rate on the settlement date of the sale. If a U.S. Holder receives foreign currency upon a sale or exchange of the New EnCana Common Shares or Cenovus Common Shares, the gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if foreign currency received on the sale or exchange of the New EnCana Common Shares or Cenovus Common Shares is converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual basis U.S. Holder should not recognize any gain or loss on such conversion.

 RECORDS RETENTION, REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

Treasury Regulations require U.S. Holders that receive stock in a qualifying reorganization or distribution to retain records that include information regarding the amount, basis and fair market value of all property surrendered and received in the exchange or distribution and, to the extent the U.S. Holder is also a “significant holder” (generally, a stockholder that owns at least five percent of the outstanding stock of the target corporation in a reorganization if the stock of the target corporation is publicly traded) or a “significant distributee” (generally, a distributee that owns at least five percent of the outstanding stock of the distributing corporation if the stock of the distributing corporation is publicly traded), to attach a statement to its U.S. federal income tax return that contains a statement of the pertinent facts. U.S. Holders should consult their tax advisors regarding the application of the above U.S. record retention and information reporting rules to them.

Dividend payments with respect to New EnCana Common Shares and Cenovus Common Shares and proceeds from the sale, exchange or redemption of such shares may be subject to information reporting to the IRS and possible U.S. backup withholding tax at a current rate of 28 percent. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the above U.S. information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Rather, any amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Shareholders who are resident or otherwise subject to tax in jurisdictions other than Canada and the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to EnCana’s business are discussed in its Annual Information Form and its Management’s Discussion and Analysis, which risk factors are incorporated herein by reference. Additional risk factors relating to Cenovus’s business are discussed in Appendix “F” – “Information Concerning Cenovus Post-Arrangement” and the Management’s Discussion and Analysis set out in Appendix “H” to this Information Circular. Shareholders should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this Information Circular in evaluating whether to approve the Arrangement Resolution.

 PRE-ARRANGEMENT CONSENTS AND APPROVALS AND FINANCING ARRANGEMENTS

EnCana continues to seek and obtain certain necessary consents and approvals in order to implement and complete the Arrangement as currently structured. In addition, Cenovus has arranged, or is in the process of arranging, new financing arrangements for its operations after the Arrangement becomes effective. EnCana believes that such consents and approvals will be obtained and it will have effected appropriate new financing arrangements prior to the Effective Date. However, if certain approvals and consents are not received or such new financings are not finalized prior to the Effective Date, EnCana may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement, in order to allow sufficient time to complete such matters.

 RISKS RELATING TO THE ARRANGEMENT

The Arrangement is complicated and involves a substantial number of steps and transactions, including obtaining various court, regulatory and stock exchange approvals. In addition, future financial conditions, superior alternatives or other factors may arise that make it inadvisable to proceed with part or all of the Arrangement. Any or all of the elements of the Arrangement may not occur as currently expected or within the time frames that are currently contemplated, or at all.

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the EnCana Common Shares may be materially adversely affected. EnCana’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that EnCana would remain liable for significant costs relating to the Arrangement including, among others, legal, accounting and printing expenses. See “The Arrangement – Reasons for the Arrangement”.

If the Arrangement is not completed as expected, there should be no material adverse consequences to EnCana in having commenced or completed the Pre-Arrangement Reorganization as described under the heading “The Arrangement – Pre-Arrangement Reorganization”, other than the acceleration of taxes payable on the dissolution of certain partnerships.

EnCana and Cenovus may not realize the benefits that EnCana anticipates from the Arrangement for a number of reasons, including, but not limited to, if any of the matters identified as risks in this Risk Factors section and elsewhere in this

Information Circular were to occur. If EnCana and Cenovus do not realize the anticipated benefits from the Arrangement for any reason, their respective businesses may be materially adversely affected.

 INDEMNIFICATION OBLIGATIONS

EnCana and Cenovus have agreed to indemnify the other for certain liabilities and obligations associated with, among other things, in the case of EnCana’s indemnity, the business and assets retained by EnCana, and in the case of Cenovus’s indemnity, the Cenovus Businesses and the Cenovus Assets. At the present time, EnCana cannot determine whether it will have to indemnify Cenovus for any substantial obligations after the Arrangement has become effective. EnCana also cannot assure that if Cenovus has to indemnify EnCana and its affiliates for any substantial obligations after the Arrangement has become effective, Cenovus will be able to satisfy such obligations.

In connection with the Arrangement, EnCana and Cenovus have entered into the Arrangement Agreement which contains a number of representations, warranties and covenants of those parties, including agreement by each of the parties to indemnify and hold harmless each other party to the Arrangement Agreement against any loss suffered or incurred resulting from a breach of certain tax-related covenants. One of these covenants is that each party will not take any action, omit to take any action or enter into any transaction that could adversely impact the Canadian Tax Ruling or the U.S. Tax Ruling. With respect to Canadian income taxation, in addition to various transactions that the respective parties are prohibited from undertaking prior to and after the implementation of the Arrangement, after the implementation of the Arrangement, no party will be permitted to dispose of or exchange property having a fair market value greater than 10 percent of the fair market value of its property or, among other things, undergo an acquisition of control without severe adverse tax consequences where such disposition or control acquisition is for Canadian tax purposes part of the “series of transactions or events” that includes the Arrangement, except in limited circumstances.

In connection with the Arrangement, EnCana, Cenovus and 7050372 are expected to enter into the Separation Agreement, pursuant to which (i) Cenovus will generally agree to indemnify EnCana and its affiliates from and against any liabilities associated with, among other things, the Cenovus Assets and Cenovus Businesses, whether relating to the period, or arising, prior to or after the Reorganization Time, and (ii) EnCana will generally agree to indemnify Cenovus and its affiliates from and against any liabilities associated with, among other things, the assets to be owned by EnCana or any affiliate of EnCana and the businesses to be carried on by EnCana or any affiliate of EnCana after the Reorganization Time, whether relating to the period, or arising, prior to or after the Reorganization Time.

Any indemnification claim against EnCana pursuant to the provisions of the Arrangement Agreement or Separation Agreement could have a material adverse effect upon EnCana.

 TRADING PRICES

The trading price of New EnCana Common Shares is expected to be lower following the Arrangement than the trading price of EnCana Common Shares prior thereto, reflecting the division of the business of EnCana, and such price may fluctuate significantly for a period of time following the Arrangement. The combined trading prices of New EnCana Common Shares and Cenovus Common Shares received pursuant to the Arrangement may be less than, equal to or greater than the trading price of EnCana Common Shares prior to the Arrangement.

 RISKS RELATING TO ENCANA

Whether or not the Arrangement is completed, EnCana will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the Management’s Discussion and Analysis of EnCana for the year ended December 31, 2008 on pages 37 to 40 under the heading “Risk Management”, as updated in the Management’s Discussion and Analysis of EnCana for the six month period ended June 30, 2009 and the Annual Information Form of EnCana for the year ended December 31, 2008 on pages 60 to 64 under the heading “Risk Factors”. The above referenced documents have been filed on SEDAR at www.sedar.com and, upon request to EnCana’s Corporate Secretary, a Shareholder will be provided with a copy of these documents free of charge.

Shareholders should understand that if the Arrangement Resolution is approved at the Meeting, Shareholders will receive New EnCana Common Shares and Cenovus Common Shares. Accordingly, a Shareholder will become a shareholder of Cenovus and will remain a shareholder of EnCana and will be subject to all of the risks associated with the operations of EnCana and Cenovus and the industry in which such corporations operate. Those risks include the factors affecting forward-looking statements described in this Information Circular, including the risk factors set forth on pages 60 to 64 of EnCana’s Annual Information Form for the year ended December 31, 2008 under the heading “Risk Factors” and the risk factors relating to Cenovus as set forth in Appendix “F” – “Information Concerning Cenovus Post-Arrangement” and in the Management’s Discussion and Analysis set out in Appendix “H” to this Information Circular.

 RISKS RELATING TO CENOVUS

For a complete discussion of the risk factors relating to the business of Cenovus following the completion of the Arrangement, please see Appendix “F” – “Information Concerning Cenovus Post-Arrangement” and the Management’s Discussion and Analysis set out in Appendix “H” to this Information Circular.

GENERAL PROXY MATTERS

YOUR VOTE IS IMPORTANT – AS A SHAREHOLDER, IT IS VERY IMPORTANT THAT YOU READ THIS INFORMATION CIRCULAR CAREFULLY AND THEN VOTE YOUR ENCANA COMMON SHARES, EITHER BY PROXY OR IN PERSON, AT THE MEETING.

 VOTING BY PROXY

You may convey your voting instructions as follows:

1.	by mail;

2.	by fax;

3.	by telephone;

4.	on the Internet; or

5.	by appointing another person to go to the Meeting and vote your EnCana Common Shares for you.

You may authorize the directors of EnCana who are named on the proxy form to vote your EnCana Common Shares for you at the Meeting or any adjournment or postponement thereof. A proxy form is included in this package.

The directors who are named on the proxy form will vote your EnCana Common Shares for you, unless you appoint someone else to be your proxyholder. You have the right to appoint another Proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your EnCana Common Shares.

If you are voting your EnCana Common Shares by proxy, our registrar and transfer agent, CIBC Mellon, or other agents we appoint, must receive your completed proxy form by 10:00 a.m. (Calgary time) on Monday, November 23, 2009 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting. Notwithstanding the foregoing, the Chairman of the Meeting has the discretion to accept proxies received after such deadline.

Please follow the instructions below based on whether you are a Registered or Non-Registered (or Beneficial) Shareholder.

You are a Registered Shareholder

You are a Registered Shareholder if your name is set out in EnCana’s shareholder register maintained by the Transfer Agent. Your proxy form tells you whether you are a Registered Shareholder.

You are a Non-Registered (or Beneficial) Shareholder

You are a Non-Registered (or Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other Intermediary holds your EnCana Common Shares for you. For most of you, your proxy form tells you whether you are a Non-Registered (or Beneficial) Shareholder.

If you are not sure whether you are a Registered Shareholder or Non-Registered (or Beneficial) Shareholder, please contact CIBC Mellon.

CIBC MELLON TRUST COMPANY
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9

TELEPHONE
1-866-580-7145 (toll-free in North America)
(416) 643-5990 (from outside North America)

FAX
(416) 643-5501

INTERNET
www.cibcmellon.com

 MATTERS TO BE VOTED ON

At the Meeting, Shareholders will be voting on:

•	the Arrangement Resolution;

•	the Cenovus Employee Stock Option Plan Resolution; and

•	the Shareholder Rights Plan Resolution.

The Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders in person or by proxy at the Meeting. The Cenovus Employee Stock Option Plan Resolution and Shareholder Rights Plan Resolution must be approved by a simple majority of the votes cast by Shareholders in person or by proxy at the Meeting. Shareholder approval of the Cenovus Employee Stock Option Plan Resolution is a condition precedent to completion of the Arrangement. Shareholder approval of the Shareholder Rights Plan Resolution is not a condition precedent to completion of the Arrangement.

 HOW TO VOTE – REGISTERED SHAREHOLDERS

A.	IN PERSON

You do not need to complete or return your proxy form.

You should identify yourself to a CIBC Mellon representative before entering the Meeting to register your attendance at the Meeting.

B.	BY PROXY

1.	By mail

•	Complete, sign and date your proxy form, and return it in the envelope provided.

•	Please see “General Proxy Matters – Completing the Proxy Form” for more information.

2.	By fax

•	Complete, sign and date your proxy form and send it by fax to 1-866-781-3111 (toll-free in North America) or (416) 368-2502 (from outside North America).

•	Please see below “General Proxy Matters – Completing the Proxy Form” for more information.

3.	By telephone

•	Call 1-866-271-1207 (English and French) from a touch-tone phone and follow the voice instructions.

•	You will need your 13-digit control number which is noted on the back side of your proxy form.

If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

4.	On the internet

•	Go to www.eproxyvoting.com/encana and follow the instructions on screen.

•	You will need your 13-digit control number which is noted on the back side of your proxy form.

5.	By appointing another person as proxyholder to go to the Meeting and vote your EnCana Common Shares for you

•	The proxyholder does not have to be a Shareholder.

•	Strike out the two names that are printed on the proxy form and write the name of the person you are appointing as proxyholder in the space provided.

•	Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

•	At the Meeting, he or she should see a CIBC Mellon representative at the table identified as “Shareholder Registration”.

•	Please see “General Proxy Matters – Completing the Proxy Form” for more information.

 COMPLETING THE PROXY FORM

You can choose to vote “For” or “Against”:

•	the Arrangement Resolution;

•	the Cenovus Employee Stock Option Plan Resolution; and

•	the Shareholder Rights Plan Resolution.

Complete your voting instructions, sign and date your proxy form and return it in the envelope provided by 10:00 a.m. (Calgary time) on Monday, November 23, 2009 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturday, Sundays and holidays) before the time of the adjourned or postponed Meeting. Notwithstanding the foregoing, the Chairman of the Meeting has the discretion to accept proxies received after such deadline.

When you sign the proxy form, you authorize and appoint David P. O’Brien or, failing him, Randall K. Eresman, who are directors of EnCana, to vote your EnCana Common Shares for you at the Meeting according to your instructions. The EnCana Common Shares represented by a proxy form will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for at the Meeting. If you specify a choice with respect to any matter to be acted upon at the Meeting, your EnCana Common Shares will be voted accordingly. If you return your proxy form and do not indicate how you want to vote your EnCana Common Shares, your vote will be cast FOR the approval of the Arrangement Resolution, FOR the approval of the Cenovus Employee Stock Option Plan Resolution and FOR the approval of the Shareholder Rights Plan Resolution.

Your proxyholder will also vote your EnCana Common Shares as he or she sees fit on any other matter, including amendments or variations of matters identified in this Information Circular or that may properly come before the Meeting and in respect of which you are entitled to vote.

You have the right to appoint a person or company to represent you at the Meeting other than the persons designated in the proxy form.

If you are an individual Shareholder, you or your authorized attorney must sign the proxy form. If the Shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the form.

If you need help completing your proxy form, please contact Georgeson, our proxy solicitation agent, at:

Georgeson Shareholder Communications Canada Inc.

Toll-free in North America: 1-866-725-6576

 CHANGING YOUR VOTE

You can change or revoke a vote you made by proxy by:

•	completing a proxy form that is dated later than the proxy form you are changing and mailing it or faxing it to CIBC Mellon so that it is received before 10:00 a.m. (Calgary time) on Monday, November 23, 2009 or, in the case of any adjournment or postponement of the Meeting not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting; or

•	voting again by telephone or on the Internet before 10:00 a.m. (Calgary time) on Monday, November 23, 2009 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

You can revoke a vote you made by proxy by:

•	voting in person at the meeting;

•	sending a notice in writing from you or your authorized attorney to our Corporate Secretary at 1800, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 2S5 so that it is received before the close of business (Calgary time) on Tuesday, November 24, 2009 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the day of the adjourned or postponed Meeting;

•	giving a notice of revocation in writing from you or your authorized attorney to the Chairman of the Meeting on the day of, but prior to the commencement of, the Meeting or any adjournment or postponement; or

•	in any other manner permitted by law.

 HOW TO VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS

A.	IN PERSON

•	We do not have access to the names or holdings of our Non-Registered (or Beneficial) Shareholders. That means you can only vote your EnCana Common Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your EnCana Common Shares by printing your name in the space provided on the voting instruction form and submitting it as directed on the form. Your voting instructions must be received in sufficient time to allow your voting instruction form to be received by CIBC Mellon by 10:00 a.m. (Calgary time) on Monday, November 23, 2009 or, in the case of any adjournment or postponement of the Meeting not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting. Notwithstanding the foregoing, the Chairman of the Meeting has the discretion to accept proxies received after such deadline.

•	Prior to the Meeting you should identify yourself to a representative of CIBC Mellon at the table identified as “Shareholder Registration”.

B.	BY PROXY

•	Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form or a proxy form in this package.

•	In most cases, you will receive from your Intermediary a voting instruction form that allows you to provide your voting instructions by telephone, on the Internet or by mail. If you want to provide your voting instructions on the Internet, go to www.proxyvote.com and follow the instructions on screen. You will need your 12-digit control number, which you will find on your voting instruction form.

•	Alternatively, you may receive from your Intermediary a proxy form which:

•	is to be completed and returned, as directed in the instructions provided; or

•	has been pre-authorized by your nominee indicating the number of EnCana Common Shares to be voted, which is to be completed, dated, signed and returned by you to CIBC Mellon, by mail or fax.

 CHANGING YOUR VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS

You may change your voting instructions given to an Intermediary by notifying such Intermediary in accordance with the Intermediary’s instructions.

 HOW THE VOTES ARE COUNTED

Each Shareholder is entitled to one vote for each EnCana Common Share he or she holds as of the Record Date on all matters proposed to come before the Meeting. As of the Record Date, an aggregate of 751,224,659 EnCana Common Shares were entitled to be voted at the Meeting. Quorum for the Meeting was fixed by the Interim Order at two persons present in person or represented by proxy and holding or representing not less than 25 percent of the outstanding EnCana Common Shares entitled to be voted at the Meeting.

The Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the holders of the EnCana Common Shares at the Meeting in person or by proxy.

The Cenovus Employee Stock Option Plan Resolution and the Shareholder Rights Plan Resolution must be approved by a simple majority (50 percent plus one) of the votes cast by the holders of the EnCana Common Shares at the Meeting in person or by proxy.

CIBC Mellon counts and tabulates the votes. It does this independently of EnCana to make sure that the votes of individual Shareholders are confidential. CIBC Mellon refers proxy forms to EnCana only when:

•	it is clear that a Shareholder wants to communicate with management;

•	the validity of the proxy is in question; or

•	the law requires it.

As of September 30, 2009, to the knowledge of the directors and officers of EnCana, no person or company beneficially owns or controls or directs, directly or indirectly, EnCana Common Shares carrying 10 percent or more of the voting rights attached to the EnCana Common Shares.

LEGAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon by Bennett Jones LLP (regarding Canadian corporate and securities law matters), Felesky Flynn LLP (regarding Canadian federal tax law matters), Paul, Weiss, Rifkind, Wharton & Garrison LLP (regarding U.S. federal securities law matters) and Dewey & LeBoeuf LLP (regarding U.S. federal tax law matters). As at October 20, 2009, the partners and associates (as a group) of each of Bennett Jones LLP, Felesky Flynn LLP, Paul, Weiss, Rifkind, Wharton & Garrison LLP and Dewey & LeBoeuf LLP, owned, directly or indirectly, less than one percent of the outstanding securities of EnCana.

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, EnCana has made arrangements to provide a live webcast of the Meeting. Details on how shareholders may access the proceedings on the webcast will be found on the EnCana website www.encana.com and will also be provided in a news release prior to the Meeting.

The information contained in this Information Circular is given as at October 20, 2009 except as otherwise noted.

Additional information concerning EnCana, including its interim and annual consolidated financial statements and Management’s Discussion and Analysis thereon, and EnCana’s latest Annual Information Form dated February 20, 2009, is available through the internet on SEDAR, which may be accessed at www.sedar.com under EnCana’s profile.

EnCana will provide, without charge to a securityholder, a copy of its latest Annual Information Form dated February 20, 2009 and any documents incorporated therein by reference, its information circular dated February 28, 2009 with respect to the annual meeting of shareholders held on April 22, 2009, its 2008 Annual Report to shareholders containing the comparative financial statements for 2008 together with the Auditors’ Report thereon and Management’s Discussion and Analysis, interim financial statements and Management’s Discussion and Analysis for subsequent periods, and this Information Circular upon request to the Corporate Secretary, EnCana Corporation, 1800, 855 – 2nd Street S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5, telephone: (403) 645-2000. This information may also be accessed on the EnCana website www.encana.com.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy form, please contact Georgeson, EnCana’s proxy solicitation agent, at:

Georgeson Shareholder Communications Canada Inc.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario M5J 2Y1

North America Toll-Free Number:
1-866-725-6576

DIRECTORS’ APPROVAL

The contents and sending of this Information Circular have been approved by the directors of EnCana Corporation.

Kerry D. Dyte
Corporate Secretary

Calgary, Alberta
October 20, 2009

CONSENTS

 CONSENT OF BENNETT JONES LLP

We hereby consent to the reference to our opinion under “The Arrangement – Eligibility for Investment” in the Information Circular.

Calgary, Alberta

October 20, 2009	(Signed) BENNETT JONES LLP

 CONSENT OF FELESKY FLYNN LLP

We hereby consent to the reference to our opinions under “The Arrangement – Eligibility for Investment”, “Other Matters to be Acted Upon – Cenovus Shareholder Rights Plan – Tax Implication for Rights” and “Certain Canadian Federal Income Tax Considerations” in the Information Circular.

Calgary, Alberta

October 20, 2009	(Signed) FELESKY FLYNN LLP

 CONSENT OF DEWEY & LEBOEUF LLP

We hereby consent to the reference to our opinion under “Certain U.S. Federal Income Tax Considerations” in the Information Circular.

New York, New York

October 20, 2009	(Signed) DEWEY & LEBOEUF LLP

 CONSENT OF CIBC WORLD MARKETS INC.

We hereby consent to the reference to our fairness opinion dated September 10, 2009 (the “Opinion”) under “Summary – Why the Board Recommends the Arrangement”, “Summary – Fairness Opinion”, “Information Concerning the Meeting and Voting – Recommendation of the Board”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Fairness Opinion” and to the inclusion of a copy of our Opinion as Appendix “C” to the Information Circular. In providing such consent, we do not intend that any person other than the Board of Directors of EnCana Corporation rely upon the Opinion.

Calgary, Alberta

October 20, 2009	(Signed) CIBC WORLD MARKETS INC.

 CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the Information Circular of EnCana Corporation (the “Company”) dated October 20, 2009 relating to an arrangement involving Cenovus Energy Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007, and the consolidated statements of earnings, retained earnings, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008. Our report is dated February 19, 2009.

We also consent to the use in the above-mentioned Information Circular of our report to the directors of the Company on the carve-out consolidated balance sheets of Cenovus Energy as at December 31, 2008 and 2007 and the carve-out consolidated statements of earnings, owner’s net investment, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2008. Our report is dated October 20, 2009.

We also consent to the use in the above-mentioned Information Circular of our report to the directors of the Company on the balance sheet of 7050372 Canada Inc. as at December 31, 2008, and the statements of earnings and retained earnings for the period from September 24, 2008 to December 31, 2008. Our report is dated October 20, 2009.

Calgary, Alberta

October 20, 2009	(Signed) PRICEWATERHOUSECOOPERS LLP

APPENDIX “A”
ARRANGEMENT RESOLUTION

A-1

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of EnCana Corporation (the “Corporation”) pursuant to an arrangement agreement (the “Arrangement Agreement”) dated as of October 20, 2009 between the Corporation, 7050372 Canada Inc. (“Cenovus”) and Cenovus Energy Inc. (“Subco”), involving, among others, the Corporation, Cenovus, Subco and the holders of common shares of the Corporation (the “Shareholders”), as more particularly described and set forth in the Information Circular (the “Information Circular”) dated October 20, 2009 of the Corporation accompanying the notice of this special meeting (as the Arrangement may be amended, modified or supplemented in accordance with the terms of the Arrangement Agreement) is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”) involving, among others, the Corporation, Cenovus, Subco and the Shareholders (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and the Plan of Arrangement), the full text of which is set out in Appendix “B” to the Information Circular, is hereby authorized, approved and adopted.

3.	The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Corporation in approving the Arrangement Agreement and (iii) actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	The Corporation be and hereby is authorized to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented in accordance with the Arrangement Agreement and the Plan of Arrangement).

5.	Notwithstanding that this special resolution has been adopted by the Shareholders or that the Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized, without notice to or approval of the Shareholders, the Court, Cenovus or Subco to (i) amend, modify or supplement the Arrangement Agreement and the Plan of Arrangement in accordance with their terms and (ii) not proceed with the Arrangement and related transactions at any time prior to filing the articles of arrangement with the Director under the CBCA giving effect to the Arrangement.

6.	Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by his or her execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by his or her execution and delivery of such documents or instruments or the doing of any such act or thing.

A-2

APPENDIX “B”
ARRANGEMENT AGREEMENT (INCLUDING PLAN OF ARRANGEMENT)

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 20th day of October, 2009.

AMONG:

ENCANA CORPORATION, a corporation governed by the Canada Business Corporations Act
(“EnCana”)

- and -

7050372 CANADA INC., a corporation governed by the Canada Business Corporations Act
(“Cenovus”)

- and -

CENOVUS ENERGY INC., a corporation governed by the Canada Business Corporations Act
(“Subco”)

WHEREAS EnCana wishes to separate its divisions known as the “Canadian Plains Division” and the “Integrated Oil Division” and certain related assets into a separate public company by means of the Pre-Arrangement Transactions and the Arrangement;

AND WHEREAS Cenovus has been incorporated in order to facilitate and participate in the Arrangement;

AND WHEREAS Subco, a Subsidiary of EnCana, has agreed to participate in the Arrangement;

AND WHEREAS the Parties will participate in a series of transactions for the separation and reorganization of the assets and liabilities of EnCana, such that Subco will hold the divisions known as the “Canadian Plains Division” and the “Integrated Oil Division” and certain related assets and will, under the Plan of Arrangement, amalgamate with Cenovus to form a corporation that will be named “Cenovus Energy Inc.”;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the Parties covenant and agree as follows:

ARTICLE 1 – INTERPRETATION

1.01	Definitions

In this Agreement, including the recitals hereto, other than Appendix A:

“Affiliate” means, in respect of any Person, another Person if:

(a)	one of them is the subsidiary of the other; or

(b)	each of them is Controlled by the same Person;

“Agreed Amount” has the meaning set out in Section 6.05;

“Agreement” means this arrangement agreement, including its recitals and Appendix A, as the same may be amended, modified or supplemented from time to time in accordance with the terms hereof;

“Applicable Law” means: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement, or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the EnCana Shareholders approving the Arrangement in accordance with the Interim Order;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be filed with the Director;

“Bank” means Royal Bank of Canada;

“Business Day” means any day on which commercial banks are open for business in Calgary, Alberta other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“Cenovus Common Shares” means the common shares in the capital of Cenovus and includes, unless the context indicates otherwise, any Rights attached to such shares;

“Cenovus Rights Plan” means the shareholder rights plan of Cenovus adopted prior to the Effective Date;

“Cenovus Special Shares” means the non-voting, redeemable, retractable preference shares in the capital of Cenovus and having the rights, privileges, restrictions and conditions (i) currently set out in the articles of Cenovus, and (ii) after amendment in connection with the Plan of Arrangement, set out in Schedule F to the Plan of Arrangement;

“Cenovus Stock Option Plan” means the “Cenovus Energy Inc. Employee Stock Option Plan” adopted prior to the Effective Date;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director, pursuant to Subsection 192(7) of the CBCA, in order to give effect to the Articles of Arrangement;

“CIBC” means CIBC World Markets Inc.;

“Circular” means the information circular of EnCana, together with all appendices thereto, to be sent to EnCana Shareholders in connection with the Meeting;

“Claim” means any demand, action, suit, proceeding, claim, assessment, reassessment, judgment, settlement or other compromise relating thereto;

“Claim Notice” has the meaning set out in Subsection 6.04(a);

“Claimed Amount” has the meaning set out in Section 6.05;

“Closing” means the completion of the transactions contemplated by this Agreement;

“Control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if:

(a)	the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the voting securities only to secure a debt or similar obligation;

(b)	the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or

(c)	the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person,

and the term “Controlled” has a corresponding meaning;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency, and any successor Governmental Authority thereto;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Rights” means the right of an EnCana Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 190 of the CBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and any other order of the Court;

“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement;

“Effective Time” means the time at which the steps to complete the Arrangement will commence, which will be 6:00 a.m. (Calgary time) on the Effective Date, subject to any amendment or variation in accordance with the terms of this Agreement, and except as otherwise specified in the Plan of Arrangement;

“Employee and Benefits Matters Agreement” means the agreement to be entitled “Employee and Benefits Matters Agreement” to be entered into among EnCana, Cenovus and Subco, as it may be amended, modified, or supplemented in accordance with its terms, which will provide, inter alia, for certain matters in connection with the transactions contemplated in the recitals to this Agreement;

“EnCana Business” means the business carried on, directly and indirectly, by EnCana and the Subsidiaries prior to the Effective Time, including all the assets and liabilities pertaining thereto or otherwise held, directly or indirectly, by EnCana and the Subsidiaries immediately prior to the Effective Time;

“EnCana Common Shares” means the common shares in the capital of EnCana (that will be re-designated under the Plan of Arrangement as “Class A Common Shares”) and includes, unless the context indicates otherwise, any Rights attached to such shares;

“EnCana Shareholder” means a holder of EnCana Common Shares;

“EnCana Special Shares” means the non-voting, redeemable, retractable preference shares in the capital of EnCana created pursuant to the Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Schedule A to the Plan of Arrangement;

“EnCana Stock Option Plan” means the “EnCana Corporation Key Employee Stock Option Plan”, which includes, where applicable, stock option plans of predecessors of EnCana;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;

“Excess” has the meaning set out in Section 6.07;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, with or without variation, on appeal;

“Governmental Authority” means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board or agency, domestic or foreign; or (b) regulatory authority, including any securities commission or stock exchange;

“Indemnified Party” means each Person, actually or potentially, entitled to indemnification pursuant to Article 6;

“Indemnifying Party” means a Party that is, actually or potentially, required to indemnify an Indemnified Party pursuant to Article 6;

“Indemnity Payment” means any amount of Loss required to be paid by an Indemnifying Party pursuant to Article 6;

“Independent Accountant” has the meaning set out in Subsection 6.08(b)(iii);

“Interim Order” means the interim order of the Court dated October 16, 2009 concerning the Arrangement containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended or varied by the Court;

“IRS” means the Internal Revenue Service of the United States of America;

“Judgment Conversion Date” has the meaning set out in Subsection 6.10(a)(ii);

“Judgment Currency” has the meaning set out in Subsection 6.10(a);

“Loss” means any loss, liability, damage, cost, expense, fine, penalty, assessment or reassessment of whatever nature or kind, including Taxes, the reasonable out-of-pocket costs and expenses of any demand, action, suit, proceeding, claim, assessment, judgment, settlement or other compromise relating thereto and reasonable legal fees (on a solicitor and its own client basis) incurred in connection therewith, excluding loss of profits and consequential damages;

“Material Adverse Effect” means, in respect of any corporation, any change, event, development or occurrence that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, liabilities (including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), capital, properties, assets or financial condition of that corporation (including its Affiliates) considered as a whole after giving effect to the Arrangement or that would materially impair that corporation’s ability to perform its obligations under this Agreement or the Plan of Arrangement in any material respect;

“material fact” has the meaning attributed to such term in the Securities Act;

“Meeting” means the special meeting of EnCana Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution, Shareholder Rights Plan Resolution and Stock Option Plan Resolution;

“misrepresentation” means an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

“New EnCana Common Shares” means the new class of common shares in the capital of EnCana created pursuant to the Plan of Arrangement, designated as “Common Shares” and having the rights, privileges, restrictions and conditions set out in Schedule A to the Plan of Arrangement;

“NYSE” means the New York Stock Exchange;

“Party” means a party to this Agreement;

“Person” means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement in substantially the form set out as Appendix A to this Agreement, as amended, modified or supplemented from time to time in accordance with the terms thereof;

“Post-Arrangement Transactions” means the transactions and other actions referred to in paragraphs 94 to 95, inclusive, of the Tax Ruling received by EnCana from CRA, as the same may be replaced, amended, modified or supplemented from time to time;

“Pre-Arrangement Transactions” means the transactions referred to in paragraphs 52 to 89, inclusive, of the Tax Ruling received by EnCana from CRA, as the same may be replaced, amended, modified or supplemented from time to time;

“Prime Rate” means the floating rate of interest established from time to time by the Bank (and reported to the Bank of Canada) as the reference rate of interest the Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by the Bank to such borrowers in Canada and designated by the Bank as its “prime rate”;

“Recovery” has the meaning set out in Section 6.07;

“Representatives” means, collectively, the current and future directors, officers, employees, agents and advisors of a Party and their respective heirs, executors, administrators, successors and assigns;

“Right” means a right to acquire a common share of a particular corporation issued pursuant to a shareholder rights plan adopted by the corporation issuing the rights;

“Rulings Applications” means all of the letter submissions made by or on behalf of EnCana to the CRA or the IRS concerning the subject matter hereof prior to the date of this Agreement, together with all such letter submissions made in connection therewith on or after the date hereof and prior to the Effective Date;

“Securities Act” means the Securities Act (Alberta), as amended, including the regulations promulgated thereunder;

“Separation and Transition Agreement” means the agreement to be entitled “Separation and Transition Agreement” to be entered into among EnCana, Cenovus and Subco, as it may be amended, modified, or supplemented in accordance with its terms, which will provide, inter alia, for certain matters in connection with the transactions contemplated in the recitals to this Agreement;

“Shareholder Rights Plan Resolution” means the ordinary resolution of EnCana Shareholders approving the Cenovus Rights Plan to be considered at the Meeting;

“Specified Corporation” has the meaning attributed to such term in Subsection 55(1) of the Tax Act;

“Stock Option Plan Resolution” means the ordinary resolution of EnCana Shareholders approving the Cenovus Stock Option Plan to be considered at the Meeting;

“Subsidiary” means, at a particular time, a Person Controlled, directly or indirectly, by EnCana;

“Tax” or “Taxes” includes all taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority (including, without limitation, income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services or other value-added, excise, customs, net worth, stamp, registration, franchise, payroll, employment, Canada Pension Plan contributions, Employment Insurance premiums, health, education, business, school, property, local improvement, development, education, development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges), together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection or non-remittance of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges;

“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

“Tax Benefit” has the meaning set out in Subsection 6.08(b)(i);

“Tax Gross-Up” means, with respect to any particular Indemnity Payment, such additional amount as is necessary to place the Indemnified Party in the same after-tax position as it would have been in had such Indemnity Payment been received tax free by the Indemnified Party. The Tax Gross-Up amount will be calculated by using the applicable combined federal and provincial income tax rate and/or the foreign tax rate applicable to the Indemnified Party and, except as provided in Section 6.08, without regard to any losses, credits, refunds or deductions that the Indemnified Party may have that could affect the amount of Tax payable on any such Indemnity Payment;

“Tax Rulings” means the advance income tax rulings and opinions received from the CRA in connection with the Arrangement and the private letter rulings received from the IRS in connection with the Arrangement and any replacements thereof or amendments or supplements thereto received or anticipated to be received from the CRA and, as applicable, the IRS, in form and substance satisfactory to EnCana, in its sole discretion, confirming the Canadian federal income tax consequences and U.S. federal income tax consequences, respectively, of certain aspects of the Arrangement, the Pre-Arrangement Transactions, and the Post-Arrangement Transactions, including: (i) any comfort letters that may be received from the Canadian Department of Finance in connection with the Arrangement and any replacements thereof or amendments or supplements thereto, all in form and substance satisfactory to EnCana, in its sole discretion; (ii) any opinion received or anticipated to be received by EnCana or any of the other Parties from Canadian or United States tax counsel in lieu of, or in addition to, a Canadian or U.S. federal or provincial advance income tax ruling or private letter ruling; and (iii) any material facts and assumptions and written representations upon which such Tax Rulings are made;

“Third Party Claim” has the meaning set out in Subsection 6.04(a);

“Transitional Services Agreement” means the agreement to be entitled “Transitional Services Agreement” to be entered into among EnCana, Cenovus and Subco, as it may be amended, modified, or supplemented in accordance with its terms, which will provide, inter alia, for certain matters in connection with the transactions contemplated in the recitals to this Agreement; and

“TSX” means the Toronto Stock Exchange.

1.02	Appendix

The following appendix is attached to this Agreement and forms part hereof:

Appendix A - Plan of Arrangement

1.03	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article, Section or Subsection and references to “Articles”, “Sections” and “Subsections” are to Articles, Sections and Subsections of this Agreement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)	the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation;

(f)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and

(g)	a reference to the knowledge of a Party means to the best of the knowledge of any of the officers of such Party after due inquiry.

ARTICLE 2 – THE ARRANGEMENT

2.01	Arrangement

As soon as reasonably practicable, EnCana, Cenovus and Subco shall apply to the Court pursuant to Section 192 of the CBCA for an order approving the Arrangement and in connection with such application shall:

(a)	subject to obtaining all necessary approvals of the EnCana Shareholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order; and

(b)	subject to the satisfaction or waiver of the conditions set forth herein, deliver to the Director the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality, except as contemplated in the Plan of Arrangement.

2.02	Effective Date and Effective Time

The Arrangement will become effective on the Effective Date and the steps to be carried out pursuant to the Plan of Arrangement will become effective commencing as at the Effective Time and in the order set out therein or as otherwise specified in the Plan of Arrangement.

2.03	EnCana Approval

(a)	EnCana represents to and in favour of each other Party that its board of directors has determined unanimously that:

(i)	the Arrangement is fair to the EnCana Shareholders and is in the best interests of EnCana; and

(ii)	they will recommend that the EnCana Shareholders vote in favour of the Arrangement Resolution, Stock Option Plan Resolution and Shareholder Rights Plan Resolution.

(b)	EnCana represents to and in favour of each other Party that its board of directors has received a written opinion dated September 10, 2009 from CIBC, the independent financial advisor to the board of directors of EnCana, that, as of such date, the consideration to be received by the EnCana Shareholders under the Arrangement is fair from a financial point of view to the EnCana Shareholders.

(c)	EnCana represents to and in favour of each other Party that each of its directors has advised EnCana that he or she intends to vote all of the EnCana Common Shares beneficially owned, directly or indirectly, or over which direction or control is exercised, by him or her in favour of the Arrangement Resolution, Stock Option Plan Resolution and Shareholder Rights Plan Resolution, and will, accordingly, so represent in the Circular.

(d)	For greater certainty, nothing in the foregoing or elsewhere in this Agreement shall limit the ability of the board of directors of EnCana to act in accordance with its view of its fiduciary duties, including withdrawing, modifying or changing any such determination, recommendation or intention to vote.

ARTICLE 3 – REPRESENTATIONS AND WARRANTIES

3.01	Mutual Representations and Warranties

Each Party represents and warrants to and in favour of each other Party that:

(a)	it is duly incorporated, amalgamated or continued and is validly existing under the laws of its governing jurisdiction and has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b)	except as disclosed in the Circular or in writing to the other Parties, the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein and in the Tax Rulings and Rulings Applications do not and will not:

(i)	result in the breach of, or violate any term or provision of, its articles or by-laws;

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound, or to which any assets of such Party are subject, or result in the creation of any Encumbrance upon any of its assets under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any case would have a Material Adverse Effect on it; or

(iii)	violate any provisions of any Applicable Law or any judicial or administrative award, judgment, order or decree applicable and known to it, the violation of which would have a Material Adverse Effect on it;

(c)	no dissolution, winding-up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or, to such Party’s knowledge, is proposed in respect of it, except as contemplated by the Plan of Arrangement, the Tax Rulings or the Rulings Applications; and

(d)	the execution and delivery of this Agreement and the completion of the transactions contemplated herein and in the Tax Rulings and Rulings Applications have been duly approved by its board of directors, and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.

3.02	Representations and Warranties of EnCana

EnCana represents and warrants to and in favour of each other Party that:

(a)	the authorized capital of EnCana consists of an unlimited number of EnCana Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares, of which, as of September 30, 2009, only EnCana Common Shares, and no other shares, were issued and outstanding; and

(b)	EnCana is the owner of all of the issued and outstanding shares of Subco, with good and marketable title thereto, which shares will, as at the Effective Time, be free and clear of all Encumbrances.

3.03	Representations and Warranties of Subco

Subco represents and warrants to and in favour of each other Party that:

(a)	the authorized capital of Subco consists of an unlimited number of common shares; and

(b)	no Person holds any securities convertible into common shares of Subco or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of Subco other than as contemplated by this Agreement, the Tax Rulings or the Rulings Applications.

3.04	Representations and Warranties of Cenovus

Cenovus represents and warrants to and in favour of each other Party that:

(a)	the authorized capital of Cenovus consists of an unlimited number of Cenovus Common Shares, an unlimited number of Cenovus Special Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares, of which, as of September 30, 2009, no such shares were issued and outstanding; and

(b)	it has no assets, no liabilities and it has carried on no business other than relating to, and contemplated by, this Agreement, the Plan of Arrangement, the Tax Rulings or the Rulings Applications.

3.05	Survival of Representations, Warranties and Covenants

(a)	Subject to Subsection 3.05(b), all representations, warranties and covenants made by the Parties contained in this Agreement will remain operative and in full force and effect and, notwithstanding any investigation made by or on behalf of any Party or any other Person, or any knowledge of the beneficiaries of such representations, warranties and covenants or the knowledge of any other Person, until the earlier of the termination of this Agreement in accordance with Section 7.02 or the Effective Date, whereupon such representations, warranties and covenants will expire and be of no further force or effect.

(b)	The covenants made by each Party contained in Section 4.04 of this Agreement will survive the Effective Date and the completion of the Arrangement and shall continue in full force and effect for the benefit of each other Party, subject to Article 6.

ARTICLE 4 – COVENANTS

4.01	General Covenant

Each of Cenovus and Subco will and EnCana will, so long as its board of directors has not withdrawn its recommendation referred to in Subsection 2.03(a)(ii), use all commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective on or before February 28, 2010, or such later date as EnCana may determine in its sole discretion and announce, with such determination and announcement being no later than February 15, 2010.

4.02	Covenants of EnCana

EnCana will:

(a)	not on or before the Effective Date perform any act or enter into any transaction that could interfere or be inconsistent with the completion of any Pre-Arrangement Transaction, the Arrangement or any Post-Arrangement Transaction;

(b)	as soon as practicable, convene the Meeting;

(c)	in a timely and expeditious manner:

(i)	forthwith carry out the terms of the Interim Order;

(ii)	prepare the Circular and proxy solicitation materials and any amendments or supplements thereto, and file such materials in all jurisdictions where the same are required to be filed, and distribute the same as ordered by the Interim Order and in accordance with all Applicable Laws, and solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution, Shareholder Rights Plan Resolution, Stock Option Plan Resolution and related matters; and

(iii)	conduct the Meeting in accordance with the Interim Order, the by-laws of EnCana, as applicable, and as otherwise required by Applicable Laws;

(d)	subject to obtaining all necessary approvals of the EnCana Shareholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, forthwith proceed with and diligently prosecute an application for the Final Order;

(e)	subject to the receipt of the Final Order and the satisfaction or waiver of the conditions precedent in favour of EnCana set out in Article 5, deliver to and file with the Director the Articles of Arrangement and the Final Order at such time as EnCana deems appropriate in its sole discretion in order to give effect to the Arrangement;

(f)	on or before the Effective Date, assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable securities laws of jurisdictions in Canada and the United States for the issue by EnCana of New EnCana Common Shares and EnCana Special Shares, and by Cenovus of Cenovus Common Shares and Cenovus Special Shares, and other exemptions that are necessary or desirable in connection with the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions;

(g)	prior to the Effective Date, obtain confirmation from the TSX and NYSE of the continued listing of the New EnCana Common Shares, and jointly with Cenovus, make application to list the Cenovus Common Shares, issuable pursuant to the Arrangement, on the TSX and the NYSE; and

(h)	on or before the Effective Date, perform the obligations required to be performed by EnCana under the Plan of Arrangement and do all such other acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions and any transactions necessary for the effectiveness of the Tax Rulings, including using all commercially reasonable efforts to obtain:

(i)	the approval of EnCana Shareholders required for the implementation of the Arrangement;

(ii)	the approval of EnCana Shareholders required for the adoption of the Cenovus Stock Option Plan and the Cenovus Rights Plan;

(iii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions, including those referred to in Section 5.01; and

(iv)	satisfaction of the other conditions precedent referred to in Sections 5.01 and 5.02.

4.03	Covenants of Cenovus and Subco

Each of Cenovus and Subco will:

(a)	not, on or before the Effective Date, except as specifically provided for hereunder or in connection with the Pre-Arrangement Transactions or the Arrangement, alter or amend its constating documents, articles or by-laws as the same exist as at the date of this Agreement;

(b)	prior to the Effective Date, cooperate in amending the Rulings Applications, applying for such amendments or supplements to or replacements of the Tax Rulings, and agreeing to make such amendments to this Agreement and the Plan of Arrangement, as may be reasonably necessary to obtain or give effect to the Tax Rulings or to undertake any transaction contemplated therein or to implement the Plan of Arrangement, or as may be determined by EnCana, in its sole discretion, to enable EnCana (or any Subsidiary) to carry out any transactions deemed advantageous by EnCana for the separation from the EnCana Business of the divisions known as the “Canadian Plains Division” and the “Integrated Oil Division” and certain related assets;

(c)	not on or before the Effective Date perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of any Pre-Arrangement Transaction, the Arrangement or any Post-Arrangement Transaction or the effective application of the Tax Rulings to the Arrangement; and

(d)	on or before the Effective Date, perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions and any transactions necessary for the effectiveness of the Tax Rulings, including co-operating with EnCana to obtain:

(i)	the Final Order;

(ii)	the approval of the listing of the Cenovus Common Shares on the TSX and the NYSE;

(iii)	such other consents, rulings, orders, approvals and assurances as are necessary or desirable for the implementation of the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions, including those referred to in Section 5.01; and

(iv)	satisfaction of the other conditions precedent referred to in Sections 5.01 and 5.02.

4.04	Tax-Related Covenants

(a)	Each Party covenants and agrees with and in favour of each other Party that: (i) it and any successor thereto will not, on or before the Effective Date, perform any act or enter into any transaction or permit any transaction within its control to occur that could reasonably be considered to interfere or be inconsistent with the Tax Rulings; (ii) neither it nor any successor thereto will perform any act or enter into any transaction or permit any transaction, in each such case, within its control to occur that would cause EnCana or any Affiliate of EnCana that is a corporation to cease to be a Specified Corporation on or prior to the Effective Date, except as contemplated herein or in the Tax Rulings or Rulings Applications; and (iii) it and any successor thereto will fulfill, and will cause any Person Controlled, after the Effective Date, by it, to fulfill, all representations or undertakings provided by it, or on its behalf and made with its knowledge and consent, in the Rulings Applications or otherwise provided in writing to the CRA, the IRS or tax counsel in connection with the Tax Rulings.

(b)	Each Party covenants and agrees with and in favour of each other Party that it will not (and that it will cause its Subsidiaries to not) take any actions, omit to take any action, or enter into any transaction that could cause the Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Rulings without: (i) obtaining a supplementary tax ruling or an opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Rulings; and (ii) for a period of three years after the Effective Date, obtaining the consent of EnCana and Cenovus, such consent not to be unreasonably withheld or delayed.

(c)	Each Party covenants and agrees with and in favour of each other Party to file its tax returns and make all other filings, notifications, designations and elections, including Section 85 elections, pursuant to the Tax Act and to make adjustments to its stated capital accounts in accordance with the terms of the Plan of Arrangement following the Effective Date. Where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the Tax Act (or applicable provincial or foreign legislation) and will be the amount contemplated by the Tax Rulings, the Plan of Arrangement and this Agreement.

(d)	Each Party covenants and agrees with and in favour of each other Party to cooperate in the preparation and filing, in the form and within the time limits prescribed or otherwise contemplated in the Tax Act, of all tax returns, filings, notifications, designations and elections under the Tax Act as contemplated in the Rulings Application, Tax Rulings, the Plan of Arrangement and this Agreement (and any similar tax returns, elections, notifications or designations that may be required under applicable provincial or foreign legislation).

ARTICLE 5 – CONDITIONS

5.01	Conditions Precedent

The obligations of EnCana to complete the transactions contemplated by this Agreement and to file Articles of Arrangement to give effect to the Arrangement are subject to the satisfaction of the following conditions (which, except for the conditions listed in Subsection 5.03(b), may be waived by EnCana without prejudice to its right to rely on any other condition in its favour):

(a)	the Interim Order shall not have been set aside, amended or varied in a manner unacceptable to EnCana, in its sole discretion, whether on appeal or otherwise;

(b)	the Pre-Arrangement Transactions shall have been completed;

(c)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the EnCana Shareholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(d)	the Stock Option Plan Resolution shall have been approved by the requisite number of votes cast by the EnCana Shareholders at the Meeting in accordance with any applicable regulatory requirements;

(e)	the Final Order shall have been obtained in form and substance satisfactory to EnCana, in its sole discretion;

(f)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to EnCana, in its sole discretion, shall have been accepted for filing by the Director together with the Final Order in accordance with Subsection 192(6) of the CBCA;

(g)	all material consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals and orders, required or necessary, in the sole discretion of EnCana, for the completion of the transactions provided for in this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions and the Tax Rulings shall have been obtained or received, and none of the consents, orders, rulings, approvals, opinions or assurances contemplated herein shall contain terms or conditions or require undertakings or security that are considered unsatisfactory or unacceptable by EnCana, in its sole discretion;

(h)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, the Tax Rulings or the Rulings Applications and no cease trading or similar order with respect to any securities of any of the Parties shall have been issued and remain outstanding;

(i)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement or the Tax Rulings or their effective application to the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof;

(j)	the Tax Rulings shall remain in full force and effect and all of the transactions referred to in such Tax Rulings as occurring on or prior to the Effective Time will have occurred and all conditions or terms of such Tax Rulings shall have been satisfied;

(k)	there shall not, as of the Effective Date, be EnCana Shareholders that hold, in the aggregate, in excess of 0.5% of all outstanding EnCana Common Shares that have validly exercised their Dissent Rights and not withdrawn such exercise;

(l)	the New EnCana Common Shares (including shares issuable on exercise of options issued under the EnCana Stock Option Plan) shall continue to be listed on the TSX and the Cenovus Common Shares (including shares issuable on exercise of options granted under the Cenovus Stock Option Plan) to be issued pursuant to the Arrangement shall have been conditionally approved for listing on the TSX, subject to compliance with the normal listing requirements of such exchange;

(m)	the New EnCana Common Shares (including shares issuable on exercise of options issued under the EnCana Stock Option Plan) shall continue to be listed on the NYSE and the Cenovus Common Shares (including shares issuable on exercise of options granted under the Cenovus Stock Option Plan) to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE, subject to notice of issuance;

(n)	there shall have not developed, occurred or come into effect or existence any event, action or occurrence of national or international consequences, any governmental law or regulation, state, condition or major financial occurrence, including any act of terrorism, war or like event, or other occurrence of any nature, which, in the sole discretion of EnCana, materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States or the business, financial condition, operations or affairs of EnCana or Amalco (as defined in the Plan of Arrangement) going forward; and

(o)	this Agreement shall not have been terminated pursuant to the provisions of Section 7.02.

5.02	Conditions to Obligation of Each Party

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived by such Party without prejudice to its right to rely on any other condition in its favour) that: (i) the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects; (ii) except as set forth in this Agreement, the Plan of Arrangement, the Tax Rulings or the Rulings Applications, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such date; and (iii) the Parties shall have entered into the Separation and Transition Agreement before the Effective Date and each such Party will receive a certificate, dated the Effective Date, of a senior officer of each other Party confirming the matters in (i) and (ii) above.

5.03	Merger/Waiver of Conditions

(a)	Subject to Subsection 5.03(b), the conditions set out in Sections 5.01 and 5.02 will be conclusively deemed to have been satisfied, waived or released on the filing by EnCana of Articles of Arrangement under the CBCA to give effect to the Plan of Arrangement.

(b)	The conditions set out in Subsections 5.01(a), (c), (e), (f), (i), as it relates to the Tax Rulings, (j), as it relates to the Tax Rulings, and (l) may not be waived by EnCana.

ARTICLE 6 – INDEMNITIES

6.01	Indemnity by EnCana

EnCana will indemnify and hold harmless each other Party against any Loss suffered or incurred, directly or indirectly, by any such Indemnified Party as a result of or in connection with a breach of a covenant contained in Section 4.04 by EnCana.

6.02	Indemnity by Subco

Subco will indemnify and hold harmless each other Party against any Loss suffered or incurred, directly or indirectly, by any such Indemnified Party as a result of or in connection with a breach of a covenant contained in Section 4.04 by Subco.

6.03	Indemnity by Cenovus

Cenovus will indemnify and hold harmless each other Party against any Loss suffered or incurred, directly or indirectly, by any such Indemnified Party as a result of or in connection with a breach of a covenant contained in Section 4.04 by Cenovus.

6.04	Procedure for Third Party Claims

(a)	Promptly after an Indemnified Party has received notice or has knowledge of any pending or threatened Claim asserted by a third party or the commencement of any Claim by a third party in respect of which indemnification shall be sought hereunder (a “Third Party Claim”), the Indemnified Party shall give the Indemnifying Party written notice (a “Claim Notice”) describing in reasonable detail the nature and basis of the Third Party Claim and, if ascertainable, the amount in dispute under the Third Party Claim.

(b)	Subject to the limitations set forth in this Subsection 6.04(b), in the event of a Third Party Claim, the Indemnifying Party shall have the right (exercisable by written notice to the Indemnified Party within fifteen (15) days after the Indemnifying Party has received a Claim Notice in respect of the Third Party Claim) to elect to conduct and control, through counsel of its choosing that is reasonably acceptable to the Indemnified Party and at the Indemnifying Party’s sole cost and expense, the defense, compromise or settlement of the Third Party Claim if the Indemnifying Party: (i) has acknowledged and agreed in writing that, if the same is adversely determined, the Indemnifying Party shall provide indemnification to the Indemnified Party in respect thereof; and (ii) if requested by the Indemnified Party, has provided evidence reasonably satisfactory to the Indemnified Party of the Indemnifying Party’s financial ability to pay any Losses resulting from the Third Party Claim; provided, however, that the Indemnified Party may participate therein through separate counsel chosen by it and at its sole cost and expense. Notwithstanding the foregoing, if: (A) the Indemnifying Party shall not have given notice of its election to conduct and control the defense of the Third Party Claim within such fifteen (15) day period; (B) the Indemnifying Party shall fail to conduct such defense diligently and in good faith; (C) the Indemnified Party shall reasonably determine that use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with an actual or potential conflict of interest; or (D) the Third Party Claim is for injunctive, equitable or other non-monetary relief against the Indemnified Party, then in each such case the Indemnified Party shall have the right to control the defense, compromise or settlement of the Third Party Claim with counsel of its choice at the Indemnifying Party’s sole cost and expense. In connection with any Third Party Claim, from and after delivery of a Claim Notice, the Indemnifying Party and the Indemnified Party shall, and shall cause their respective Affiliates and Representatives to, cooperate fully in connection with the defense or prosecution of such Third Party Claim, including furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party or the Indemnified Party in connection therewith. In addition, the party controlling the defense of any Third Party Claim shall keep the non-controlling party advised of the status thereof and shall consider in good faith any recommendations made by the non-controlling party with respect thereto.

(c)	Except as set forth below, no Third Party Claim may be settled or compromised: (i) by the Indemnified Party without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed); or (ii) by the Indemnifying Party without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (A) the Indemnified Party shall have the right to pay, settle or compromise any Third Party Claim, provided that in such event the Indemnified Party shall waive all rights against the Indemnifying Party to indemnification under this Article 6 with respect to such Third Party Claim unless the Indemnified Party shall have sought the consent of the Indemnifying Party to such payment, settlement or compromise and such consent shall have been unreasonably withheld, conditioned or delayed; and (B) the Indemnifying Party shall have the right to consent to the entry of a judgment or enter into a settlement with respect to any Third Party Claim without the prior written consent of the Indemnified Party if the judgment or settlement (x) involves only the payment of money damages (all of which will be paid in full by the Indemnifying Party concurrently with the effectiveness thereof), (y) will not encumber any of the assets of the Indemnified Party and will not contain any restriction or condition that would apply to or adversely affect the Indemnified Party or the conduct of its business, and (z) includes, as a condition to any settlement or other resolution, a complete and irrevocable release of the Indemnified Party from all liability in respect of such Third Party Claim and includes no admission of wrongdoing.

6.05	Procedure for Direct Claims

In the event that an Indemnified Party advances a Claim for indemnification hereunder that does not involve a Third Party Claim, the Indemnified Party shall, as promptly as practicable, deliver to the Indemnifying Party a written notice that contains: (a) a description and the amount (the “Claimed Amount”) of any Losses incurred or suffered by the Indemnified Party; (b) a statement that the Indemnified Party is entitled to indemnification under this Article 6 and a reasonable explanation of the basis therefor; and (c) a demand for payment by the Indemnifying Party. Within thirty (30) days after delivery of such written notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party of the Claimed Amount); (ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case such response shall be accompanied by payment by the Indemnifying Party of the Agreed Amount); or (iii) contest that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Indemnifying Party contests the payment of all or any part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute as promptly as practicable. If such dispute is not resolved within 60 days or such longer period as may reasonably be required in order to properly exchange all relevant information following the delivery by the Indemnifying Party of such response, the Indemnified Party and the Indemnifying Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with Section 8.10.

6.06	Failure to Give Timely Notice

The failure to give timely notice under this Article 6 will not affect the rights or obligations of any Party except to the extent (and only to the extent) that, as a result of such failure, the Party that was entitled to receive such notice suffered damage or was otherwise adversely prejudiced.

6.07	Reductions and Subrogation

If at any time subsequent to the making of any Indemnity Payment, the amount of the indemnified Loss is reduced (other than any reduction in the amount of the indemnified Loss that arises as a consequence of the realization of any Tax Benefit by the Indemnified Party or any of its Affiliates) pursuant to any claim, recovery, settlement or payment by or against any other Person (a “Recovery”), such that, taking the Recovery into account, the amount of the Indemnity Payment in respect of the Loss exceeds the amount of the Loss, the Indemnified Party must promptly repay to the Indemnifying Party the amount of the excess (the “Excess”) (less any costs, expenses (including Taxes) or premiums incurred in connection therewith) together with interest: (a) from the date of payment of the Indemnity Payment in respect of which the repayment is being made to but excluding the earlier of the date of repayment of the Excess and the date that is 60 days after the Excess arises, but only to the extent that the Recovery giving rise to the Excess included interest, at the rate applied to the amount of the Recovery; and (b) from and including the date that is 60 days after the Excess arises to but excluding the date of repayment of the Excess, at the Prime Rate. Notwithstanding the foregoing provisions of this Section, no payment must be made under this Section 6.07 to the extent the Indemnified Party is entitled to an Indemnity Payment hereunder that remains unpaid. Upon making a full Indemnity Payment, the Indemnifying Party will, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the Indemnity Payment relates. Until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifying Party against such third party on account of such Indemnity Payment will be postponed and subordinated in right of payment to the Indemnified Party’s rights against such third party.

6.08	Tax Effect/Tax Benefit

(a)	If any Indemnity Payment received or accrued by an Indemnified Party would constitute income for tax purposes to such Indemnified Party, the Indemnifying Party will pay a Tax Gross-Up to the Indemnified Party at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. Notwithstanding the foregoing provisions of this Section 6.08, if an Indemnity Payment would otherwise be included in the Indemnified Party’s income, the Indemnified Party covenants and agrees to make all such elections, filings, notifications or designations and take such actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

(b) (i)	The amount of any Loss for which indemnification is provided will be adjusted to take into account any Tax Benefit realized by the Indemnified Party or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. For the purposes of Section 6.07 and this Section, “Tax Benefit” shall mean: (i) an amount equal to the value of any current tax benefit (i.e., actual reduction in the Indemnified Party’s (or Affiliate’s) liability for Taxes or actual increase in the Indemnified Party’s (or Affiliate’s) Tax refund) recognized by the Indemnified Party (or Affiliate) in the taxation period of the Indemnified Party (or Affiliate) in which the Loss is incurred; plus, without duplication, (ii) the discounted present value of any future such tax benefit reasonably anticipated to be actually recognized by the Indemnified Party (or Affiliate) within 10 years after the end of the calendar year in which the Loss is incurred, taking into account, where relevant, the existing and anticipated future tax attributes of the Indemnified Party and its Affiliates, and utilizing a discount rate equal to 10 percent and effective tax rate equal to: (a) where a tax benefit is realized with respect to Canadian federal and/or provincial Taxes, the maximum combined Canadian federal and applicable provincial income tax rate applicable to a Canadian public corporation in effect at the end of the year in which the Loss is incurred, and (b) where a tax benefit is realized with respect to foreign Taxes (including, where applicable, state or local Taxes), the maximum foreign tax rate applicable to corporations in effect at the end of the year in which the Loss is incurred.

(ii)	For greater certainty, the provisions of Section 6.07 shall not apply to any adjustment pursuant to the provisions of this Section.

(iii)	Each Party will, when requested in writing by another Party, act commercially reasonably in cooperating with all other applicable Parties to determine the applicability, if any, of this Subsection 6.08(b) to any Claim. If such determination is not mutually agreed among the applicable Parties within 60 days of such written request, then the disagreement shall be submitted to an accounting firm of recognized national standing in Canada, which is independent of the Parties (the “Independent Accountant”). If the applicable Parties are unable to agree on the Independent Accountant within 10 days of the end of such 60 day period, any Party may apply under the Arbitration Act (Alberta) to have a court appoint such accounting firm. The Independent Accountant shall, as promptly as reasonable (but in any event within 45 days following its appointment), make a determination of the applicability of this Subsection 6.08(b) to such Claim on the basis contemplated herein, based on written submissions submitted by the applicable Parties to the Independent Accountant. The decision of the Independent Accountant as to the applicability of this Subsection 6.08(b) to such Claim shall be final and binding upon the Parties and will not be subject to appeal absent manifest error. The fees and expenses of the Independent Accountant with respect to the resolution of the dispute shall be paid by the applicable Parties in such proportions as are determined by the Independent Accountant. The Independent Accountant will be deemed to be acting as an expert and not an arbitrator.

6.09	Payment and Interest

Except as specified herein, all Losses (other than Taxes) will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate from and including the date the Indemnified Party disbursed funds or suffered or incurred a Loss to, but excluding, the day of payment by the Indemnifying Party to the Indemnified Party, with interest on overdue interest at the same rate. All Losses that are Taxes will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate from and including the date the Indemnified Party paid such Taxes to, but excluding, the day of payment by the Indemnifying Party to the Indemnified Party of the Indemnity Payment in respect of such Taxes, with interest on overdue interest at the same rate.

6.10	Judgment Currency

(a)	If for the purpose of obtaining or enforcing judgment against the Indemnifying Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (the “Judgment Currency”) an amount due in Canadian dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Alberta or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the “Judgment Conversion Date”).

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 6.10(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Indemnifying Party must pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian dollars, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

6.11	Exclusive Remedy

Subject to Section 6.13 and except for remedies for injunctive or equitable relief, claims for fraud or intentional misrepresentation or as otherwise expressly provided in this Agreement, the indemnification rights set forth in this Article 6 shall be the sole and exclusive remedy for any Claim arising out of this Agreement.

6.12	Mitigation

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant, obligation or agreement of the Indemnifying Party hereunder. If any such Loss can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all appropriate and reasonable steps to enforce such recovery, settlement or payment. Notwithstanding the foregoing, no Indemnified Party shall have any obligation to mitigate any Loss prior to or in connection with any application of remedies for injunctive or equitable relief.

6.13	Superseding Indemnity

Notwithstanding anything else herein contained, concurrently with the execution and delivery of the Separation and Transition Agreement, the indemnity provisions contained in the Separation and Transition Agreement shall supersede and replace this Article 6 and this Article 6 shall be of no further force or effect. Any Claim advanced or right to advance a Claim under this Article 6 prior to the Effective Date may be continued or advanced under the Separation and Transition Agreement and the provisions of the Separation and Transition Agreement shall apply mutatis mutandis with respect to any such Claim or right.

ARTICLE 7 – AMENDMENT AND TERMINATION

7.01	Amendment

This Agreement may, at any time and from time to time before and after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c)	except as otherwise provided herein, waive compliance with or modify any of the covenants contained herein or waive or modify performance of any of the obligations of the Parties; or

(d)	make such alterations, modifications or amendments to this Agreement as the Parties may consider necessary or desirable in connection with the Tax Rulings, the Interim Order or the Final Order.

7.02	Termination

This Agreement may, at any time before or after the holding of the Meeting but prior to the issue of the Certificate of Arrangement, be terminated by EnCana in its sole discretion at any time without the approval of the EnCana Shareholders, Cenovus or Subco and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of EnCana to elect to terminate this Agreement and discontinue efforts to effect the Plan of Arrangement for whatever reason it may consider appropriate. This Agreement will terminate without any further action by the Parties if the Effective Date has not occurred on or before February 28, 2010, or such later date as EnCana may determine in its sole discretion and announce, with such determination and announcement being no later than February 15, 2010.

ARTICLE 8 – GENERAL

8.01	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile addressed to the recipient as follows:

To EnCana:

1800, 855 – 2nd Street S.W.
P.O. Box 2850
Calgary, Alberta T2P 2S5

Attention: General Counsel
Fax No.: (403) 645-4617

To Cenovus:

4000, 421	– 7th Avenue S.W.
Calgary, Alberta T2P 4K9

Attention: Corporate Secretary
Fax No.: (403) 766-7600

To Subco:

4000, 421	– 7th Avenue S.W.
Calgary, Alberta T2P 4K9

Attention: Corporate Secretary
Fax No.: (403) 766-7600

or other such address that a Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by facsimile, on the day of transmittal thereof if given during the normal business hours of the recipient with written confirmation of receipt by fax and verbal confirmation of same and on the next Business Day, if not given during such hours.

8.02	Time of Essence

Time is of the essence of this Agreement.

8.03	Further Assurances

Each of the Parties will from time to time execute and deliver such further documents and instruments and do all acts and things as any other Party may before the Effective Date reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.04	Assignment

No Party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other Parties (which consent will not be unreasonably withheld or delayed), provided that no such consent will be required for any Party to assign its rights and obligations under this Agreement and the Arrangement to a corporate successor to such Party or to a purchaser of all or substantially all of the assets of such Party.

8.05	Binding Effect

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns, and specific references to “successors” elsewhere in this Agreement will not be construed to be in derogation of the foregoing.

8.06	Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

8.07	No Personal Liability

(a)	No Representative of EnCana shall have any personal liability whatsoever to any other Party on behalf of EnCana under this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions, the Post-Arrangement Transactions or any other document delivered in connection with any of the foregoing;

(b)	No Representative of Cenovus shall have any personal liability whatsoever to any other Party on behalf of Cenovus under this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions, the Post-Arrangement Transactions or any other document delivered in connection with any of the foregoing; and

(c)	No Representative of Subco shall have any personal liability whatsoever to any other Party on behalf of Subco under this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions, the Post-Arrangement Transactions or any other document delivered in connection with any of the foregoing.

8.08	Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.09	Entire Agreement

This Agreement, the Plan of Arrangement and the other agreements and instruments contemplated hereby and thereby or entered into or delivered in connection herewith or therewith, including the Separation and Transition Agreement, the Employee and Benefits Matters Agreement and the Transitional Services Agreement constitute the entire agreement between the Parties pertaining to the subject matter hereof and thereof. There are no warranties, conditions, or representations (including any that may be implied by statute), and there are no agreements, in connection with such subject matter except as specifically set forth or referred to in this Agreement, the Plan of Arrangement and such other agreements and instruments contemplated hereby and thereby or entered into or delivered in connection herewith or therewith including the Separation and Transition Agreement, the Employee and Benefits Matters Agreement and the Transitional Services Agreement, or as otherwise set out in writing and delivered at Closing. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its Representatives to any other Party or its Representatives except to the extent that the same has been reduced to writing and included as a term of this Agreement, the Plan of Arrangement, such other agreements and instruments contemplated hereby and thereby or entered into or delivered in connection herewith or therewith including the Separation and Transition Agreement, the Employee and Benefits Matters Agreement and the Transitional Services Agreement, or as otherwise set out in writing and delivered at Closing. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

8.10	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without regard to conflicts of law principles. Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

8.11	No Third Party Beneficiaries

Except as otherwise provided in Sections 8.04, 8.05 and 8.07, this Agreement is not intended to confer on any Person other than the Parties any rights or remedies.

8.12	Counterparts

This Agreement may be executed in any number of original, facsimile or “pdf” counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement.

ENCANA CORPORATION

(Signed)	Randall K. Eresman
Randall K. Eresman
President & Chief Executive Officer

(Signed)	Sherri A. Brillon
Sherri A. Brillon
Executive Vice-President,
Strategic Planning & Portfolio Management

7050372 CANADA INC.

(Signed)	Brian C. Ferguson
Brian C. Ferguson
President

(Signed)	Kerry D. Dyte
Kerry D. Dyte
Secretary

CENOVUS ENERGY INC.

(Signed)	Brian C. Ferguson
Brian C. Ferguson
President

(Signed)	Kerry D. Dyte
Kerry D. Dyte
Secretary

APPENDIX A

PLAN OF ARRANGEMENT UNDER SECTION 192 OF
THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1 – INTERPRETATION

1.01	Definitions

In this Plan of Arrangement, other than the Schedules:

“Acquisition Sub” means EnCana Acquisition ULC, an unlimited liability corporation governed by the Business Corporations Act (Alberta) and a wholly-owned Subsidiary of EnCana;

“Amalco” means the corporation continuing as the successor to the Amalgamating Corporations under the CBCA following the effectiveness of the Amalgamation, to be named “Cenovus Energy Inc.”;

“Amalco Common Shares” means the Common Shares of Amalco and includes, unless the context indicates otherwise, any Rights attached to such shares;

“Amalco DSU Plans” means the Cenovus DSU Plans which become the deferred share unit plans of Amalco pursuant to the Amalgamation;

“Amalco DSUs” means the Cenovus DSUs which become deferred share units of Amalco pursuant to the Amalgamation;

“Amalco Replacement SARs” means the Cenovus Replacement SARs which become stock appreciation rights of Amalco pursuant to the Amalgamation;

“Amalco Replacement Stock Options” means the Cenovus Replacement Stock Options which become stock options of Amalco pursuant to the Amalgamation;

“Amalco Rights Plan” means the Cenovus Rights Plan which becomes the shareholder rights plan of Amalco pursuant to the Amalgamation;

“Amalco SAR Plan” means the Cenovus SAR Plan which becomes the stock appreciation rights plan of Amalco pursuant to the Amalgamation;

“Amalco Stock Option Plan” means the Cenovus Stock Option Plan which becomes the stock option plan of Amalco pursuant to the Amalgamation;

“Amalgamating Corporations” means Cenovus and Subco;

“Amalgamation” means the amalgamation of Cenovus and Subco on the terms and conditions set forth in this Plan of Arrangement;

“arm’s length” has the meaning attributed to such term in Subsection 251(1) of the Tax Act;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement, or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement made as of October 20, 2009 among the Parties, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the EnCana Shareholders approving the Arrangement in accordance with the Interim Order;

“Articles of Arrangement” means the articles of arrangement of EnCana, Cenovus and Subco in respect of the Arrangement required by the CBCA to be filed with the Director after the Final Order is made;

“Bank” means Royal Bank of Canada;

“Business Day” means any day on which commercial banks are open for business in Calgary, Alberta other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“Cenovus” means 7050372 Canada Inc., a corporation governed by the CBCA;

“Cenovus Common Shares” means the common shares in the capital of Cenovus and includes, unless the context indicates otherwise, any Rights attached to such shares;

“Cenovus Deferred Share Unit Plan for Directors” means the “Deferred Share Unit Plan for Directors of Cenovus Energy Inc.”, adopted prior to the Effective Date;

“Cenovus Deferred Share Unit Plan for Employees” means the “Deferred Share Unit Plan for Employees of Cenovus Energy Inc.”, adopted prior to the Effective Date;

“Cenovus DSU” means a deferred share unit credited by Cenovus to the account of a DSU Exchange Participant in accordance with Subsection 3.01(1)(c);

“Cenovus DSU Plans” means, collectively, the Cenovus Deferred Share Unit Plan for Directors and the Cenovus Deferred Share Unit Plan for Employees;

“Cenovus Non-Share Consideration” means any non-share consideration paid by Cenovus for the Distribution Property Exchange and, without limitation, includes the excess, if any, of the aggregate fair market value of the benefits obtained by EnCana pursuant to the DSU Exchange, Option Exchange and SAR Exchange over the fair market value of the incremental obligations incurred by EnCana pursuant to the DSU Exchange, Option Exchange and SAR Exchange;

“Cenovus Redemption Note” has the meaning set out in Subsection 3.01(2)(a);

“Cenovus Replacement SAR” means a stock appreciation right granted by Cenovus to a holder of an EnCana SAR in accordance with Subsection 3.01(1)(g), with the base value of each such Cenovus Replacement SAR determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Cenovus Replacement SAR determined in accordance with the Cenovus SAR Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan or agreements may be amended by the board of directors of Cenovus or a committee thereof;

“Cenovus Replacement Stock Option” means an option to acquire a Cenovus Common Share, including any associated tandem stock appreciation right, granted by Cenovus to a holder of an EnCana Stock Option in accordance with Subsection 3.01(1)(f), with the exercise price of each such Cenovus Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Cenovus Replacement Stock Option determined in accordance with the Cenovus Stock Option Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan or agreements may be amended by the board of directors of Cenovus or a committee thereof;

“Cenovus Rights Plan” means the shareholder rights plan of Cenovus adopted prior to the Effective Date;

“Cenovus SAR Plan” means the “Cenovus Energy Inc. Employee Stock Appreciation Rights Plan”, adopted prior to the Effective Date;

“Cenovus Special Shares” means the non-voting, redeemable, retractable preference shares in the capital of Cenovus and having the rights, privileges, restrictions and conditions (i) currently set out in the articles of Cenovus, and (ii) after amendment in connection with the Plan of Arrangement, set out in Schedule F to the Plan of Arrangement;

“Cenovus Stock Option Plan” means the “Cenovus Energy Inc. Employee Stock Option Plan”, adopted prior to the Effective Date;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director, pursuant to Subsection 192(7) of the CBCA, in order to give effect to the Articles of Arrangement;

“Court” means the Court of Queen’s Bench of Alberta;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Rights” means the right of an EnCana Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 190 of the CBCA, as modified by Article 4 of this Plan of Arrangement, the Interim Order and any other order of the Court;

“Dissenting Shareholder” means an EnCana Shareholder who validly dissents from the Arrangement Resolution in compliance with the Dissent Rights and who has not withdrawn the exercise of such Dissent Rights and is ultimately determined to be paid fair value in respect of the EnCana Common Shares held by such EnCana Shareholder;

“Distribution Property” means the Subco Shares owned by EnCana immediately before the Distribution Property Exchange;

“Distribution Property Exchange” has the meaning set out in Subsection 3.01(1)(n);

“Distribution Record Date” means December 7, 2009, or such other date as EnCana may select;

“DSU Adjustment” means the crediting of additional EnCana DSUs to the account of a holder of EnCana DSUs, under either EnCana DSU Plan, in accordance with Subsection 3.01(2)(k);

“DSU Adjustment Number” means the number of EnCana DSUs to be credited to the account of a holder of EnCana DSUs (which, for greater certainty, shall not include a holder that is a DSU Exchange Participant) in accordance with Subsection 3.01(2)(k) and, with respect to a particular holder of EnCana DSUs, means the number of EnCana DSUs determined pursuant to the following formula (rounded down to the nearest 0.01 EnCana DSU):

[(A x B)/C] – A, where:

A is the number of EnCana DSUs, including fractional EnCana DSUs, credited to such holder’s account under the applicable EnCana DSU Plan and outstanding immediately before the DSU Adjustment;

B is the volume weighted average Trading Price of an EnCana Common Share for the period extending 10 Trading Days prior to and ending on and including the Valuation Measurement Date; and

C is the volume weighted average Trading Price of a New EnCana Common Share for the period extending 10 Trading Days prior to and ending on and including the Valuation Measurement Date;

“DSU Exchange” has the meaning set out in Subsection 3.01(1)(c);

“DSU Exchange Participant” means a holder of EnCana DSUs who is, immediately prior to the Effective Date, a Subco Employee or who will become a director, officer or employee of Amalco, or any of its corporate Subsidiaries, immediately following completion of the Arrangement and who will not be, immediately following completion of the Arrangement, an employee, officer or director of EnCana or any of its Subsidiaries;

“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement;

“Effective Time” means the time at which the steps to complete the Arrangement will commence, which will be 6:00 a.m. (Calgary time) on the Effective Date, subject to any amendment or variation in accordance with the terms of the Arrangement Agreement, and except as otherwise specified for the transactions referred to in Subsection 3.01(2);

“Eligible Dividend” has the meaning attributed to such term in Subsection 89(1) of the Tax Act;

“Eligible Holder” means an EnCana Shareholder (which, for greater certainty, does not include a Dissenting Shareholder):

(a)	who is resident in Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(b)	who is a non-resident of Canada for the purposes of the Tax Act and whose EnCana Common Shares constitute taxable Canadian property (as defined in the Tax Act and the Tax Proposals) to the holder provided that any gain realized by the holder on a disposition at fair market value of EnCana Common Shares would not be exempt from tax under the Tax Act by virtue of any applicable Tax Convention; or

(c)	which is a partnership that owns EnCana Common Shares if one or more of the partners thereof would be described in either of (a) or (b) above if such partner directly held such EnCana Common Shares;

“Employee and Benefits Matters Agreement” means the agreement among EnCana, Cenovus, and Subco, as it may be amended, modified, or supplemented in accordance with its terms, which provides, inter alia, for the Subco DSU/Option/SAR Reimbursement Obligations;

“EnCana” means EnCana Corporation, a corporation governed by the CBCA;

“EnCana Common Shares” means the currently existing common shares in the capital of EnCana (that will be re-designated under this Plan of Arrangement as “Class A Common Shares”) and includes, unless the context indicates otherwise, any Rights attached to such shares;

“EnCana Deferred Share Unit Plan for Directors” means the “Deferred Share Unit Plan for Directors of EnCana Corporation”;

“EnCana Deferred Share Unit Plan for Employees” means the “Deferred Share Unit Plan for Employees of EnCana Corporation”;

“EnCana DSU” means a deferred share unit credited by EnCana, to the account of an employee or director of EnCana or any corporate Subsidiary, pursuant to one of the EnCana DSU Plans, that is outstanding immediately prior to the Effective Time;

“EnCana DSU Plans” means, collectively, the EnCana Deferred Share Unit Plan for Directors and the EnCana Deferred Share Unit Plan for Employees;

“EnCana Redemption Note” has the meaning set out in Subsection 3.01(2)(b);

“EnCana Reimbursement Obligation” means the formula for determining reimbursement payments to be made by EnCana to Cenovus, set out in the Employee and Benefits Matters Agreement;

“EnCana Replacement SAR” means a stock appreciation right granted by EnCana to a holder of EnCana SARs in accordance with Subsection 3.01(1)(g), with the base value of each such EnCana Replacement SAR determined in accordance with this Plan of Arrangement and the other terms and conditions of each such EnCana Replacement SAR determined in accordance with the EnCana SAR Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the board of directors of EnCana or a committee thereof;

“EnCana Replacement Stock Option” means an option to acquire a New EnCana Common Share, including any associated tandem stock appreciation right, granted by EnCana to a holder of an EnCana Stock Option in accordance with Subsection 3.01(1)(f), with the exercise price of each such EnCana Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such EnCana Replacement Stock Option determined in accordance with the EnCana Stock Option Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the board of directors of EnCana or a committee thereof;

“EnCana Rights Plan” means the shareholder rights plan of EnCana;

“EnCana SAR” means a stock appreciation right granted by EnCana to an employee pursuant to the EnCana SAR Plan that is outstanding immediately prior to the Effective Time;

“EnCana SAR Plan” means the “EnCana Corporation Employee Stock Appreciation Rights Plan”;

“EnCana Shareholder” means a holder of EnCana Common Shares;

“EnCana Special Shares” means the non-voting, redeemable, retractable preference shares in the capital of EnCana created pursuant to this Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Schedule A to this Plan of Arrangement;

“EnCana Stock Option” means an option to acquire an EnCana Common Share, including any associated tandem stock appreciation right, granted by EnCana to an employee or officer pursuant to the EnCana Stock Option Plan, that is outstanding immediately prior to the Effective Time;

“EnCana Stock Option Plan” means the “EnCana Corporation Key Employee Stock Option Plan”, which includes, where applicable, stock option plans of predecessors of EnCana;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;

“Exchange Cenovus DSUs” means the number of Cenovus DSUs to be credited to the account of a DSU Exchange Participant in accordance with Subsection 3.01(1)(c), and, in respect of any particular DSU Exchange Participant, means the amount determined pursuant to the following formula (rounded down to the nearest 0.01 Cenovus DSU):

(A x B)/C, where:

A is the number of EnCana DSUs (including fractional EnCana DSUs) credited to such DSU Exchange Participant’s account under the applicable EnCana DSU Plan and outstanding immediately before the DSU Exchange;

B is the volume weighted average Trading Price of an EnCana Common Share for the period extending 10 Trading Days prior to and ending on and including the Valuation Measurement Date; and

C is the volume weighted average Trading Price of a Cenovus Common Share for the period extending 10 Trading Days prior to and ending on and including the Valuation Measurement Date;

“Exercise Price Proportion” means the fraction A/B, where:

A is the volume weighted average Trading Price of a Cenovus Common Share on the Option/SAR Measurement Date; and

B is the aggregate of the volume weighted average Trading Price of a Cenovus Common Share on the Option/SAR Measurement Date and the volume weighted average Trading Price of a New EnCana Common Share on the Option/SAR Measurement Date;

“fair market value” means the highest price available in an open and unrestricted market between informed prudent parties acting at arm’s length and under no compulsion to act and contracting for a taxable purchase and sale, expressed in terms of cash;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, with or without variation, on appeal;

“Initial Cenovus Share Exchange” has the meaning set out in Subsection 3.01(1)(k);

“Initial EnCana Share Exchange” has the meaning set out in Subsection 3.01(1)(h);

“Interim Order” means the interim order of the Court dated October 16, 2009 concerning the Arrangement containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended or varied by the Court;

“Listing Time” means the time, immediately after the completion of the transactions referred to in Subsection 3.01(1), when both the New EnCana Common Shares continue to be listed, and the Cenovus Common Shares are listed, on the TSX;

“Meeting” means the special meeting of EnCana Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution, the Stock Option Plan Resolution and the Shareholder Rights Plan Resolution;

“New EnCana Common Shares” means the new class of common shares in the capital of EnCana created pursuant to this Plan of Arrangement, designated as “Common Shares” and having the rights, privileges, restrictions and conditions set out in Schedule A to this Plan of Arrangement;

“NYSE” means the New York Stock Exchange;

“Option Exchange” has the meaning set out in Subsection 3.01(1)(f);

“Option/SAR Measurement Date” means the last Trading Day following the Effective Date on which each of the EnCana Common Shares, New EnCana Common Shares and Cenovus Common Shares all trade on the TSX, whether such trading occurs on an “if, as and when issued” basis or on a “regular” basis;

“Party” means a party to this Plan of Arrangement;

“Person” means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any governmental authority) or any other entity, whether or not having legal status, except that, for the purposes of the definition of “Eligible Holder” in this Plan of Arrangement, a “person” shall have the same meaning as for the purposes of the Tax Act and, where EnCana Common Shares are held by a trustee under a bare trust arrangement, the beneficiary and not the trustee shall be regarded as the holder of such EnCana Common Shares and any property substituted therefor;

“Plan of Arrangement” means this plan of arrangement, including its Schedules, as it may be amended, modified or supplemented from time to time in accordance with the terms hereof;

“Prime Rate” means the floating rate of interest established from time to time by the Bank (and reported to the Bank of Canada) as the reference rate of interest the Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by the Bank to such borrowers in Canada and designated by the Bank as its “prime rate”;

“PUC” means paid-up capital, and has the meaning attributed to such term in Subsection 89(1) of the Tax Act;

“Right” means a right to acquire a common share of a particular corporation issued pursuant to a shareholder rights plan adopted by the corporation issuing the rights where the shareholder rights plan is substantially similar to the EnCana Rights Plan;

“SAR Exchange” has the meaning set out in Subsection 3.01(1)(g);

“Shareholder Rights Plan Resolution” means the ordinary resolution of EnCana Shareholders approving the Cenovus Rights Plan to be considered at the Meeting;

“Stock Option Plan Resolution” means the ordinary resolution of EnCana Shareholders approving the Cenovus Stock Option Plan to be considered at the Meeting;

“Subco” means Cenovus Energy Inc. (formerly EnCana Finance Ltd.), a corporation governed by the CBCA;

“Subco DSU Reimbursement Obligations” means the obligations of Subco (and its permitted assigns) under the Employee and Benefits Matters Agreement to make reimbursement payments to EnCana upon the redemption of EnCana DSUs (or any replacement rights) from the account of individuals who are, immediately after the Effective Time, Subco Employees;

“Subco DSU/Option/SAR Reimbursement Obligations” means, collectively, the Subco DSU Reimbursement Obligations, the Subco Option Reimbursement Obligations, and the Subco SAR Reimbursement Obligations;

“Subco Employee” means an employee of EnCana who, prior to the Effective Time, becomes an employee of Subco, or a Subsidiary of Subco, in accordance with the Employee and Benefits Matters Agreement;

“Subco Option Reimbursement Obligations” means the obligations of Subco (or its permitted assigns) under the Employee and Benefits Matters Agreement to make reimbursement payments to EnCana (or its permitted assigns) upon the surrender for cash of EnCana Stock Options (or any replacement rights) by individuals who are, immediately after the Effective Time, Subco Employees;

“Subco SAR Reimbursement Obligations” means the obligations of Subco (or its permitted assigns) under the Employee and Benefits Matters Agreement to make reimbursement payments to EnCana (or its permitted assigns) upon the exercise of EnCana SARs (or any replacement rights) by individuals who are, immediately after the Effective Time, Subco Employees;

“Subco Shares” means the Common Shares of Subco;

“Subsidiary” means, at any particular time, a Person controlled, directly or indirectly, by EnCana, Cenovus or Subco, as applicable;

“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

“Tax Convention” means any bilateral tax convention to which Canada is a party that is in force as at the Effective Time;

“Tax Proposals” means all specific proposals to amend the Tax Act that have been announced or published by or on behalf of the Minister of Finance (Canada) prior to the Effective Time;

“Trading Day” means a day, other than a Saturday or a Sunday, when the TSX is open for trading;

“Trading Price” means the trading price of an EnCana Common Share, New EnCana Common Share or Cenovus Common Share, as the case may be, on the TSX on the applicable date and, for greater certainty, such trading price may be determined by reference to trading of the New EnCana Common Shares or Cenovus Common Shares, as the case may be, on an “if, as and when issued” basis;

“Transfer Agent” means CIBC Mellon Trust Company, as registrar and transfer agent of EnCana, or such other Person as may be designated by EnCana;

“TSX” means the Toronto Stock Exchange; and

“Valuation Measurement Date” means the last Trading Day preceding the Effective Date on which the EnCana Common Shares, New EnCana Common Shares and Cenovus Common Shares all trade on the TSX, whether such trading occurs on an “if, as and when issued” basis or on a “regular” basis.

1.02	Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Plan of Arrangement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words “hereunder”, “hereof” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection and references to “Articles”, “Sections” and “Subsections” are to Articles, Sections and Subsections of this Plan of Arrangement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)	the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(e)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation.

1.03	Schedules

The following are the Schedules to this Plan of Arrangement:

Schedule A -	Share Conditions attaching to EnCana Common Shares, New EnCana Common Shares, EnCana Special Shares and the First Preferred and Second Preferred Shares of EnCana
Schedule B -	Share Conditions attaching to Cenovus Common Shares and the First Preferred and Second Preferred Shares of Cenovus
Schedule C -	Directors of Cenovus
Schedule D -	By-laws of Cenovus
Schedule E -	Terms of Amalgamation of Cenovus and Subco
Schedule F -	Share Conditions attaching to Cenovus Special Shares

ARTICLE 2 – ARRANGEMENT AGREEMENT

2.01	Arrangement Agreement

(1)	This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

(2)	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time.

(3)	The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

(4)	Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Party or Person until the Effective Time. Further, each of the events listed in Article 3 shall be, without affecting the timing set out in Article 3, mutually conditional, such that no event described in Article 3 may occur without all steps occurring, and those events shall effect the integrated transaction which constitutes the Arrangement.

ARTICLE 3 – THE ARRANGEMENT

3.01	Arrangement

(1)	At the Effective Time, the events and transactions set out in Subsections 3.01(1)(a) to 3.01(1)(o), inclusive, will occur and be deemed to occur, unless otherwise provided, in the order set out below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:

(a)	the terms of the EnCana Rights Plan will be amended, waived, varied, suspended or rescinded in order to facilitate the completion of the transactions contemplated by the Arrangement;

(b) (i)	the Rights attached to the EnCana Common Shares will be cancelled without any payment therefor;

(ii)	the issuance of Rights pursuant to the EnCana Rights Plan will be suspended until immediately following the issuance of the New EnCana Common Shares pursuant to the Initial EnCana Share Exchange;

(iii)	no EnCana Stock Options may be exercised or surrendered after the Effective Time; and

(iv)	no EnCana SARs may be exercised after the Effective Time;

(c)	each EnCana DSU which has been credited to and is outstanding in the account of a DSU Exchange Participant pursuant to an EnCana DSU Plan shall be cancelled and, as the sole consideration therefor, the account of such DSU Exchange Participant in the applicable Cenovus DSU Plan shall be credited with the applicable number of Exchange Cenovus DSUs (the “DSU Exchange”). For greater certainty, a DSU Exchange Participant will receive no consideration for the cancellation of such DSU Exchange Participant’s EnCana DSUs other than the crediting of Exchange Cenovus DSUs. As the sole consideration for the grant of the Exchange Cenovus DSUs by Cenovus, EnCana will assign to Cenovus all of its rights under the Subco DSU Reimbursement Obligations;

(d)	the articles of Cenovus will be amended such that the rights, privileges, restrictions and conditions attaching to the Cenovus Special Shares will be as set out in Schedule F to this Plan of Arrangement;

(e)	the articles of EnCana will be amended to change the designation of the EnCana Common Shares from “Common Shares” to “Class A Common Shares” and to increase the voting rights of the EnCana Common Shares from one vote to two votes per EnCana Common Share, to amend the rights, privileges, restrictions and conditions attaching to the first preferred shares and second preferred shares of EnCana to be subordinate to the EnCana Special Shares, and to create and authorize the issuance of (in addition to the shares that EnCana is authorized to issue immediately before the Effective Time) the following two new classes of shares:

(i)	an unlimited number of New EnCana Common Shares; and

(ii)	an unlimited number of EnCana Special Shares,

and the rights, privileges, restrictions and conditions attaching to each class of shares of EnCana will be as set out in Schedule A to this Plan of Arrangement;

(f)	each holder of an EnCana Stock Option will dispose of the Exercise Price Proportion of such holder’s EnCana Stock Options to Cenovus and the remaining portion to EnCana, and as the sole consideration therefor: (i) Cenovus will grant Cenovus Replacement Stock Options to the holder under the Cenovus Stock Option Plan; and (ii) EnCana will grant EnCana Replacement Stock Options to the holder under the EnCana Stock Option Plan (collectively, the “Option Exchange”), such that, for each EnCana Common Share that the holder would have been entitled to acquire pursuant to an EnCana Stock Option (and the terms of the EnCana Stock Option Plan), the holder will instead be entitled to acquire one New EnCana Common Share pursuant to the corresponding EnCana Replacement Stock Option and one Cenovus Common Share pursuant to the corresponding Cenovus Replacement Stock Option. For greater certainty, a holder of EnCana Stock Options will receive no consideration for the exchange of such EnCana Stock Options other than EnCana Replacement Stock Options and Cenovus Replacement Stock Options, and the EnCana Stock Options so exchanged will be cancelled and terminated concurrently with the Option Exchange. The original exercise price of a holder’s EnCana Stock Options will be allocated to the EnCana Replacement Stock Options and the Cenovus Replacement Stock Options acquired by the holder pursuant to the Option Exchange such that an amount equal to the Exercise Price Proportion of such original exercise price (rounded up to the nearest whole cent) will be payable by the holder to Cenovus under the Cenovus Replacement Stock Options and an amount equal to the remainder of such original exercise price will be payable by the holder to EnCana under the EnCana Replacement Stock Options. No EnCana Replacement Stock Option or Cenovus Replacement Stock Option may be exercised or surrendered until the day that is the day after the Option/SAR Measurement Date. As the sole consideration for the grant of the Cenovus Replacement Stock Options by Cenovus, EnCana will: (i) assign to Cenovus that portion of its rights under the Subco Option Reimbursement Obligations equal to the Exercise Price Proportion; and (ii) acknowledge that the grant of the Cenovus Replacement Stock Options to individuals who are not Subco Employees is a direct benefit to the business of EnCana through providing remuneration and incentive to such persons and, accordingly, will agree to reimburse Cenovus in accordance with the EnCana Reimbursement Obligation for all cash payments made by Cenovus upon the surrender of Cenovus Replacement Stock Options by individuals who are not, immediately after the Effective Time, Subco Employees;

(g)	each holder of an EnCana SAR will dispose of the Exercise Price Proportion of such holder’s EnCana SARs to Cenovus and the remaining portion to EnCana, and as the sole consideration therefor: (i) Cenovus will grant Cenovus Replacement SARs to the holder under the Cenovus SAR Plan; and (ii) EnCana will grant EnCana Replacement SARs to the holder under the EnCana SAR Plan (collectively, the “SAR Exchange”), such that, for each EnCana SAR held by the holder, the holder will instead hold an EnCana Replacement SAR and a Cenovus Replacement SAR. For greater certainty, a holder of EnCana SARs will receive no consideration for the exchange of such EnCana SARs other than EnCana Replacement SARs and Cenovus Replacement SARs, and the EnCana SARs so exchanged will be cancelled and terminated concurrently with the SAR Exchange. The original base value of a holder’s EnCana SARs will be allocated to the EnCana Replacement SARs and the Cenovus Replacement SARs acquired by the holder pursuant to the SAR Exchange such that an amount equal to the Exercise Price Proportion of such original base value (rounded up to the nearest whole cent) will be the base value of the Cenovus Replacement SARs and an amount equal to the remainder of such original base value will be the base value of the EnCana Replacement SARs. No EnCana Replacement SARs or Cenovus Replacement SARs may be exercised until the day that is the day after the Option/SAR Measurement Date. As the sole consideration for the grant of the Cenovus Replacement SARs by Cenovus, EnCana will: (i) assign to Cenovus that portion of its rights under the Subco SAR Reimbursement Obligations equal to the Exercise Price Proportion; and (ii) acknowledge that the grant of the Cenovus Replacement SARs to individuals who are not Subco Employees is a direct benefit to the business of EnCana through providing remuneration and incentive to such persons and, accordingly, will agree to reimburse Cenovus in accordance with the EnCana Reimbursement Obligation for all cash payments made by Cenovus upon the exercise of Cenovus Replacement SARs by individuals who are not, immediately after the Effective Time, Subco Employees;

(h)	each EnCana Shareholder will simultaneously transfer to EnCana, with good and marketable title thereto and free from any Encumbrances, all of the EnCana Common Shares held by such EnCana Shareholder (other than EnCana Common Shares in respect of which Dissent Rights are validly exercised), and as the sole consideration for each EnCana Common Share so transferred, EnCana will issue to each such EnCana Shareholder one New EnCana Common Share and one EnCana Special Share (the “Initial EnCana Share Exchange”). In connection with the Initial EnCana Share Exchange:

(i)	EnCana will not make a joint election under the provisions of Subsection 85(1) or Subsection 85(2) of the Tax Act with any EnCana Shareholder;

(ii)	subject to Subsection 3.01(1)(h)(iii), the amount in the stated capital account maintained by EnCana for the EnCana Common Shares will be deducted from such account and a portion thereof will be added to the stated capital account maintained by EnCana for each of the New EnCana Common Shares and the EnCana Special Shares based on the proportion thereof that the fair market value of each of such two classes of shares is of the fair market value of the EnCana Common Shares so exchanged, with all such fair market values determined in accordance with the authorization of the board of directors of EnCana at the time of the Initial EnCana Share Exchange; and

(iii)	the amounts to be added to the stated capital accounts maintained by EnCana for the New EnCana Common Shares and EnCana Special Shares pursuant to Subsection 3.01(1)(h)(ii) will not, in the aggregate, be greater than the PUC of the EnCana Common Shares so exchanged at the time of the Initial EnCana Share Exchange;

(i)	concurrently with the issuance of the New EnCana Common Shares pursuant to the Initial EnCana Share Exchange: (i) all of the EnCana Common Shares acquired by EnCana pursuant to the Initial EnCana Share Exchange will be cancelled; and (ii) the New EnCana Common Shares will, outside and not as part of this Plan of Arrangement, continue to be listed for trading on the TSX and NYSE and, for greater certainty, such continued listing will be effective before the redemption of the EnCana Special Shares pursuant to Subsection 3.01(2)(b) and the redemption of the Cenovus Special Shares pursuant to Subsection 3.01(2)(a);

(j)	immediately following the issuance of the New EnCana Common Shares pursuant to the Initial EnCana Share Exchange, a Right will be issued by EnCana in respect of each New EnCana Common Share pursuant to the EnCana Rights Plan, the terms of which, including the exercise price thereof (subject to adjustment in accordance with Subsection 2.3(c) of the EnCana Rights Plan), will be identical to the terms of the Rights which were attached to the EnCana Common Shares immediately prior to the Effective Time, provided that, for the purposes of the EnCana Rights Plan, the New EnCana Common Shares shall be the Common Shares (as defined in the EnCana Rights Plan) and the Exercise Price (as

defined in the EnCana Rights Plan) shall be determined based on the first five consecutive Trading Days, commencing on or after the Effective Date, on which the New EnCana Common Shares trade on the TSX, on an “if, as and when issued” basis or otherwise, and no further adjustments shall be required pursuant to Section 2.3 of the EnCana Rights Plan as a result of this Plan of Arrangement;

(k)	each EnCana Shareholder will simultaneously transfer to Cenovus, with good and marketable title thereto and free from any Encumbrances, all of the EnCana Special Shares held by such EnCana Shareholder, and, as the sole consideration for each EnCana Special Share so transferred, Cenovus will issue to each such EnCana Shareholder one Cenovus Common Share (the “Initial Cenovus Share Exchange”). In connection with the Initial Cenovus Share Exchange:

(i)	if requested by an Eligible Holder within 180 days after the Effective Date, Cenovus, through its successor, Amalco, will jointly elect with such Eligible Holder to have the provisions of Subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, Subsection 85(2) of the Tax Act), and the corresponding provisions of any applicable provincial legislation, apply to the Initial Cenovus Share Exchange with the agreed amount to be specified by such Eligible Holder (subject to the limitations set out in the Tax Act and any applicable provincial legislation); and

(ii)	in accordance with the CBCA, Cenovus will add to the stated capital account maintained by Cenovus for the Cenovus Common Shares an amount that will not exceed the aggregate PUC of the EnCana Special Shares so transferred to Cenovus less the amount, if any, by which the aggregate PUC of the EnCana Special Shares that are the subject of elections under Subsection 85(1) or 85(2) of the Tax Act exceeds the aggregate agreed amounts specified in such elections;

(l)	concurrently with the issuance of the Cenovus Common Shares pursuant to the Initial Cenovus Share Exchange, the Cenovus Common Shares will, outside and not as part of this Plan of Arrangement, be listed on the TSX and NYSE (subject to standard post-closing listing conditions imposed by the TSX and NYSE in similar circumstances) and, for greater certainty, such listing on the TSX will occur before the redemption of the EnCana Special Shares pursuant to Subsection 3.01(2)(b) and the redemption of the Cenovus Special Shares pursuant to Subsection 3.01(2)(a);

(m)	immediately following the issuance of the Cenovus Common Shares pursuant to the Initial Cenovus Share Exchange, provided that the Cenovus Rights Plan has been approved by the EnCana Shareholders, a Right will be issued by Cenovus in respect of each Cenovus Common Share outstanding pursuant to the Cenovus Rights Plan;

(n)	EnCana will transfer to Cenovus all of the Distribution Property (the “Distribution Property Exchange”), with good and marketable title thereto and free from any Encumbrances. As the consideration for the Distribution Property so transferred by EnCana to Cenovus, Cenovus will: (i) issue to EnCana 100 Cenovus Special Shares, having an aggregate redemption amount, as determined pursuant to the articles of Cenovus, equal to the fair market value of the Distribution Property at the time of transfer less the amount of the Cenovus Non-Share Consideration; and (ii) incur any Cenovus Non-Share Consideration; and

(o)	in connection with the Distribution Property Exchange:

(i)	Cenovus and EnCana will jointly elect to have the provisions of Subsection 85(1) of the Tax Act apply to the transfer of the Distribution Property. The agreed amount in respect of the election will not exceed the fair market value of the Distribution Property. The agreed amount will be an amount equal to the greater of the cost amount (for the purposes of the Tax Act) of the Distribution Property to EnCana and the fair market value of any Cenovus Non-Share Consideration;

(ii)	in accordance with the CBCA, the amount added to the stated capital of Cenovus Special Shares issued by Cenovus to EnCana as described in Subsection 3.01(1)(n), will be equal to the agreed amount described in Subsection 3.01(1)(o)(i) for the Distribution Property less the fair market value of any Cenovus Non-Share Consideration; and

(iii)	as a result of the transfer of the Distribution Property to Cenovus, the net fair market value of the property received by Cenovus will be equal to or approximate that proportion of the net fair market value of all property owned by EnCana immediately before the transfer that:

(A)	the aggregate fair market value of the EnCana Special Shares owned by Cenovus immediately before the transfer, is of

(B)	the aggregate fair market value of all the issued and outstanding shares of EnCana immediately before the transfer.

(2)	Immediately after the Listing Time, the events and transactions set out in Subsections 3.01(2)(a) to 3.01(2)(k), inclusive, will occur and be deemed to occur in the order set out below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:

(a)	Cenovus will redeem for cancellation all of the outstanding Cenovus Special Shares held by EnCana for an amount equal to the aggregate redemption amount (as determined pursuant to the articles of Cenovus) for such Cenovus Special Shares and will issue to EnCana as the sole consideration therefor a demand promissory note (the “Cenovus Redemption Note”) in a principal amount equal to such aggregate redemption amount and bearing interest at a rate equal to the Prime Rate from the date of demand for payment to the date of payment in full and absolute payment, satisfaction and discharge of such aggregate redemption amount, with the risk of the Cenovus Redemption Note being dishonoured. The amount of any deemed dividend resulting from the application of Subsection 84(3) of the Tax Act to the redemption of all of the outstanding Cenovus Special Shares is hereby designated by Cenovus as an Eligible Dividend;

(b)	EnCana will redeem for cancellation all of the outstanding EnCana Special Shares held by Cenovus for an amount equal to the aggregate redemption amount (as determined pursuant to the articles of EnCana) for such EnCana Special Shares and will issue to Cenovus as the sole consideration therefor a demand promissory note (the “EnCana Redemption Note”) in a principal amount equal to such aggregate redemption amount and bearing interest at a rate equal to the Prime Rate from the date of demand for payment to the date of payment in full and absolute payment, satisfaction and discharge of such aggregate redemption amount, with the risk of the EnCana Redemption Note being dishonoured. The amount of any deemed dividend resulting from the application of Subsection 84(3) of the Tax Act to the redemption of all of the outstanding EnCana Special Shares is hereby designated by EnCana as an Eligible Dividend;

(c)	EnCana will pay the principal amount of the EnCana Redemption Note by transferring to Cenovus the Cenovus Redemption Note, and the Cenovus Redemption Note will be accepted by Cenovus in full and absolute payment, satisfaction and discharge of EnCana’s obligations under the EnCana Redemption Note. Simultaneously, Cenovus will pay the principal amount of the Cenovus Redemption Note by transferring to EnCana the EnCana Redemption Note, and the EnCana Redemption Note will be accepted by EnCana in full and absolute payment, satisfaction and discharge of Cenovus’s obligations under the Cenovus Redemption Note. The EnCana Redemption Note and the Cenovus Redemption Note will thereupon be cancelled;

(d)	the articles of EnCana will be amended to remove all of the EnCana Special Shares and EnCana Common Shares from the authorized capital of EnCana (and to remove all references to the EnCana Special Shares and EnCana Common Shares), such that, following such amendment, EnCana will be authorized to issue an unlimited number of New EnCana Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares;

(e)	the articles of Cenovus will be amended to remove all of the Cenovus Special Shares from the authorized capital of Cenovus (and to remove all references to the Cenovus Special Shares), such that, following such amendment, Cenovus will be authorized to issue an unlimited number of Cenovus Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares, and the rights, privileges, restrictions and conditions attaching to each class of shares of Cenovus will be as set out in Schedule B to this Plan of Arrangement;

(f)	the directors of Cenovus will be those persons listed in Schedule C to this Plan of Arrangement;

(g)	the directors of Cenovus will have the authority to appoint one or more additional directors of Cenovus, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of Cenovus, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of Cenovus as contemplated by Subsection 3.01(2)(f);

(h)	the by-laws of Cenovus will be the by-laws set out in Schedule D to this Plan of Arrangement, and such by-laws are hereby deemed to have been confirmed by the shareholders of Cenovus;

(i)	PricewaterhouseCoopers LLP will be the initial auditors of Cenovus, to hold office until the close of the first annual meeting of shareholders of Cenovus, or until PricewaterhouseCoopers LLP resigns as contemplated by Section 164 of the CBCA or are removed from office as contemplated by Section 165 of the CBCA, and the directors of Cenovus will be authorized to fix their remuneration;

(j)	the Amalgamating Corporations shall be amalgamated and continued as one corporation on the terms as set out in Schedule E to this Plan of Arrangement, as if, except as otherwise set forth herein, the Amalgamation were carried out pursuant to Subsection 184(1) of the CBCA, and:

(i)	all of the property (except any amounts receivable from any Amalgamating Corporation or any shares of any Amalgamating Corporation) of the Amalgamating Corporations held immediately before the Amalgamation will become the property of Amalco;

(ii)	all of the liabilities and obligations (excluding any amounts payable to any Amalgamating Corporation) of the Amalgamating Corporations immediately before the Amalgamation will become liabilities and obligations of Amalco and as a result Amalco shall continue to be liable for the obligations of each Amalgamating Corporation (other than an amount owing by an Amalgamating Corporation to another Amalgamating Corporation);

(iii)	any existing cause of action, claim or liability to prosecution of an Amalgamating Corporation shall be unaffected;

(iv)	any civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against Amalco;

(v)	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco;

(vi)	the Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation and articles of incorporation of Amalco and the Certificate of Arrangement issued in respect of such Articles of Arrangement by the Director under the CBCA shall be deemed to be the certificate of amalgamation and certificate of incorporation of Amalco;

(vii)	the initial directors of Amalco shall be those persons listed in Schedule C to this Plan of Arrangement and such individuals shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed;

(viii)	the by-laws of Amalco shall be the same as those of Cenovus, mutatis mutandis;

(ix)	the registered office of Amalco shall be located at 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9;

(x)	PricewaterhouseCoopers LLP will be the initial auditors of Amalco, to hold office until the close of the first annual meeting of shareholders of Amalco, or until PricewaterhouseCoopers LLP resigns as contemplated by Section 164 of the CBCA or are removed from office as contemplated by Section 165 of the CBCA, and the directors of Amalco will be authorized to fix their remuneration;

(xi)	the name of Amalco will be “Cenovus Energy Inc.” and Amalco will use the registration number of Cenovus under Part IX of the Excise Tax Act (Canada);

(xii)	all the outstanding Subco Shares will be cancelled without any repayment of capital in respect thereof;

(xiii)	no securities will be issued by Amalco in connection with the Amalgamation and the stated capital of the Amalco Common Shares immediately after the Amalgamation will be equal to the aggregate PUC of all the issued and outstanding Cenovus Common Shares;

(xiv)	for greater certainty, the issued and outstanding Cenovus Common Shares will become the issued and outstanding Amalco Common Shares and, outside and not as part of this Plan of Arrangement, the Amalco Common Shares will continue to be listed on the TSX and NYSE (subject to standard listing conditions imposed by the TSX and NYSE in similar circumstances);

(xv)	for greater certainty, each outstanding Cenovus Replacement Stock Option will become an Amalco Replacement Stock Option entitling the holder thereof to acquire the same number of Amalco Common Shares, and the Cenovus Stock Option Plan will become the Amalco Stock Option Plan, with all of the other terms and conditions of the Amalco Replacement Stock Options, including exercise price and vesting conditions, being the same as the Cenovus Replacement Stock Options;

(xvi)	for greater certainty, each outstanding Cenovus Replacement SAR will become an Amalco Replacement SAR with the appreciation value of each Amalco Replacement SAR being referable to the appreciation in value of an Amalco Common Share and the Cenovus SAR Plan will become the Amalco SAR Plan, with all of the other terms and conditions of the Amalco Replacement SARs, including base value and vesting conditions, being the same as the Cenovus Replacement SARs;

(xvii)	for greater certainty, each outstanding Cenovus DSU will become an Amalco DSU, on the same terms and conditions, and the Cenovus DSU Plans will become the Amalco DSU Plans; and

(xviii)	for greater certainty, the Cenovus Rights Plan will become the Amalco Rights Plan, and the Rights attached to the Cenovus Common Shares will become Rights attached to the Amalco Common Shares; and

(k)	the account of each holder of EnCana DSUs in the EnCana DSU Plans (other than a DSU Exchange Participant) will be credited with that additional number of EnCana DSUs, pursuant to the applicable EnCana DSU Plan, as is equal to such holder’s DSU Adjustment Number.

(3)	All amounts of stated capital for purposes of the CBCA to be determined under this Plan of Arrangement will be determined in accordance with the authorization of the board of directors of the applicable corporation, subject to the limitations in this Plan of Arrangement.

(4)	EnCana and Cenovus hereby acknowledge that it is the respective expectation of each party that the aggregate fair market value of the benefits obtained by each of EnCana and Cenovus pursuant to the DSU Exchange, Option Exchange and SAR Exchange will equal the fair market value of the incremental obligations of each of EnCana and Cenovus, respectively, pursuant to the DSU Exchange, Option Exchange and SAR Exchange and further agree that, if the fair market value of the benefits so obtained by EnCana exceeds the fair market value of the incremental obligations so incurred by EnCana, any such difference shall be regarded as Cenovus Non-Share Consideration. No other Cenovus Non-Share Consideration is intended.

(5)	Outside and not as part of this Plan of Arrangement, the articles of Amalco will be restated and the restated articles of Amalco will be filed with the Director pursuant to Section 180 of the CBCA.

(6)	Outside and not as part of this Plan of Arrangement, the articles of EnCana will be restated and the restated articles of EnCana will be filed with the Director pursuant to Section 180 of the CBCA.

ARTICLE 4 – RIGHTS OF DISSENT

4.01	Rights of Dissent

(1)	EnCana Shareholders may exercise Dissent Rights in connection with the Arrangement with respect to their EnCana Common Shares pursuant to and in the manner set forth in the Interim Order, Section 190 of the CBCA and this Section 4.01, as the same may be modified by the Interim Order or the Final Order. EnCana Shareholders who duly exercise such Dissent Rights and who:

(a)	are ultimately entitled to be paid fair value for their EnCana Common Shares shall be deemed not to have participated in the transactions in Article 3 and shall be deemed to have transferred such EnCana Common Shares to Acquisition Sub immediately after the completion of the transactions in Article 3 without any further act or formality, and free and clear of all Encumbrances, in consideration of a debt-claim against Acquisition Sub to be paid the fair value of such EnCana Common Shares (and EnCana shall by operation of law guarantee the obligations of Acquisition Sub under such debt claim), which fair value shall be determined as of the close of business on the Business Day before the day on which the Final Order was made, and will not be entitled to any other payment or consideration, and the name of each such Dissenting Shareholder will thereupon be removed from the register of holders of EnCana Common Shares (and Acquisition Sub will be added to the register of holders of EnCana Common Shares in respect of the EnCana Common Shares transferred to Acquisition Sub); or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their EnCana Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting EnCana Shareholder as at and from the Effective Time and will be treated in the same manner as such a holder, on the basis set out in this Plan of Arrangement.

(2)	Immediately after Acquisition Sub is deemed to have acquired EnCana Common Shares upon the exercise of Dissent Rights pursuant to Section 4.01(1), Acquisition Sub shall be deemed to have transferred all EnCana Common Shares transferred to it pursuant to Section 4.01(1) to EnCana without any further act or formality, and free and clear of all Encumbrances, in consideration of a debt-claim against EnCana in the aggregate amount equal to the amount of the debt-claims against Acquisition Sub that arise pursuant to Section 4.01(1)

and such debt-claim against EnCana shall be paid and satisfied by EnCana providing to Acquisition Sub the funds necessary to satisfy the debt-claims against Acquisition Sub that arise pursuant to Section 4.01(1) and Acquisition Sub will use such funds to satisfy the debt-claims arising pursuant to Section 4.01(1), and the name of Acquisition Sub will thereupon be removed from the register of holders of EnCana Common Shares and such EnCana Common Shares so transferred to EnCana shall thereupon be cancelled. The amount of any deemed dividend resulting from application of Subsection 84(3) of the Tax Act to the repurchase of the EnCana Common Shares held by Acquisition Sub is hereby designated by EnCana as an Eligible Dividend.

(3)	All payments made to a Dissenting Shareholder pursuant to this Article shall be subject to, and paid net of, all applicable withholding taxes.

ARTICLE 5 – CERTIFICATES AND PAYMENTS

5.01	Entitlement to Share Certificates and Payments

(1)	Upon the Arrangement becoming effective, from and including the Effective Date to and including the Distribution Record Date, share certificates previously representing EnCana Common Shares that were exchanged in accordance with the provisions of this Plan of Arrangement will represent the New EnCana Common Shares and Amalco Common Shares to be issued to EnCana Shareholders under this Plan of Arrangement.

(2)	As soon as practicable after the Distribution Record Date, there will be delivered to each EnCana Shareholder of record at the close of business on the Distribution Record Date certificates representing the Amalco Common Shares to which such holder is entitled pursuant to the provisions of this Plan of Arrangement.

(3)	The certificates representing EnCana Common Shares will be deemed for all purposes thereafter to be certificates representing New EnCana Common Shares and, accordingly, no new certificates will be issued representing such New EnCana Common Shares.

(4)	Share certificates representing the Amalco Common Shares will be sent to EnCana Shareholders by first class mail at the most recent address for each EnCana Shareholder on the list of registered EnCana Shareholders maintained by the Transfer Agent.

(5)	No certificates will be issued for shares that are issued and subsequently cancelled in accordance with the provisions of this Plan of Arrangement.

(6)	If any certificate which immediately prior to the Effective Time represented an interest in outstanding EnCana Common Shares that were exchanged for New EnCana Common Shares and Amalco Common Shares pursuant to the provisions of this Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Transfer Agent will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of EnCana and Amalco and their respective transfer agents, which bond is in form and substance satisfactory to each of EnCana and Amalco and their respective transfer agents, or shall otherwise indemnify EnCana and Amalco and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

(7)	All dividends or other distributions, if any, made with respect to any Amalco Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Transfer Agent to be held by the Transfer Agent in trust for the registered holder thereof. The Transfer Agent shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Transfer Agent in such form as the Transfer Agent may reasonably require, such dividends and distributions to which such holder is entitled, net of applicable withholding and other taxes.

ARTICLE 6 – AMENDMENTS

6.01	Amendments

(1)	Subject to compliance with the terms of this Article 6, EnCana, Cenovus and Subco may amend, modify or supplement this Plan of Arrangement at any time provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; and (iii) filed with the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by EnCana, Cenovus and Subco at any time prior to or at the Meeting (provided that the other parties to the Arrangement Agreement shall have consented thereto) with or without any other prior notice or communication to EnCana Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	EnCana, Cenovus and Subco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting but prior to the Effective Time with the approval of the Court and, if and as required by the Court, after communication to EnCana Shareholders.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made at any time following the Effective Time, but prior to the restatement of the articles of EnCana and Amalco, by EnCana and Amalco without the approval of the Court, the EnCana Shareholders or the shareholders of Amalco, provided that it concerns a matter which, in the reasonable opinion of EnCana and Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or is not adverse to the financial or economic interests of any holder or former holder of EnCana Common Shares or any holder of Amalco Common Shares.

SCHEDULE A

Share Conditions attaching to EnCana Common Shares, New EnCana Common Shares,
EnCana Special Shares and the First Preferred and Second Preferred Shares of EnCana at
the time of the amendment contemplated in Subsection 3.01(1)(e)

1.	The rights, privileges, restrictions and conditions attaching to the Class A Common Shares are as follows:

(a)	Payment of Dividends: Subject to applicable law, the holders of the Class A Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Class A Common Shares, the Board may in its sole discretion declare dividends on the Class A Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Common Shares and Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Class A Common Shares and Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation without preference or distinction as to the class of shares held.

(c)	Voting Rights: Subject to applicable law, the holders of the Class A Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to two votes in respect of each Class A Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.

2.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)	Payment of Dividends: Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the Board, in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Common Shares and Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Class A Common Shares and Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation without preference or distinction as to the class of shares held.

(c)	Voting Rights: Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.

3.	The rights, privileges, restrictions and conditions attaching to the Special Shares are as follows:

(a)	Dividends: The holders of the Special Shares will be entitled to receive non-cumulative cash dividends, if, as and when declared by the Board, in such amounts and payable in such manner and at such times as the Board may from time to time determine. The Board may, in its sole discretion, declare dividends on the Special Shares to the exclusion of any other class of shares of the Corporation.

(b)	Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Special Shares will be entitled to receive, before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to the holders of Class A Common Shares and Common Shares or holders of any other shares of any other class of the Corporation, an amount equal to the Redemption Amount (as defined in paragraph 3(c) below) in respect of each Special Share held by them, respectively, to the extent of the amount or value of the assets of the Corporation available under applicable law for payment to holders of shares of the Corporation upon liquidation, dissolution or winding up of the Corporation. After payment to the holders of the Special Shares of the amount provided above in this paragraph 3(b), such holders will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c)	Redemption by Corporation: The Corporation may redeem at any time the whole, or from time to time any part, of the then issued and outstanding Special Shares from the holders thereof on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of: (i) an amount for each Special Share to be redeemed equal to the aggregate fair market value of all of the issued and outstanding EnCana Common Shares immediately before the issuance of the Special Shares as described in Subsection 3.01(1)(h) of the Plan of Arrangement multiplied by the Butterfly Proportion and then divided by the number of Special Shares so issued; and (ii) all declared and unpaid dividends on such Special Share. The amount contemplated by items (i) and (ii) above in this paragraph 3(c) is referred to herein as the “Redemption Amount”. For the purposes of this paragraph 3(c):

“Butterfly Proportion” means the fraction A/B where:

A	is the Net Fair Market Value of the Distribution Property to be transferred by the Corporation to Cenovus as described in Subsection 3.01(1)(n) of the Plan of Arrangement determined immediately before such transfer; and

B	is the Net Fair Market Value of all property owned by the Corporation immediately before the transfer of the Distribution Property by the Corporation to Cenovus as described in Subsection 3.01(1)(n) of the Plan of Arrangement;

“Cenovus” has the meaning attributed to such term in the Plan of Arrangement;

“Distribution Property” has the meaning attributed to such term in the Plan of Arrangement;

“EnCana Common Shares” has the meaning attributed to such term in the Plan of Arrangement;

“Net Fair Market Value” of any property shall be determined on a consolidated basis in accordance with all administrative policies of the Canada Revenue Agency in effect at the time the Special Shares are issued and, in determining Net Fair Market Value, the following principles will apply:

(i)	any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(ii)	the amount of any liability will be its principal amount;

(iii)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(iv)	the portion of the long-term debt due within one year will be treated as a current liability; and

(v)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner; and

“Plan of Arrangement” means the Plan of Arrangement to which this Schedule A is attached.

(d)	Retraction by Holder: Subject to applicable law, a holder of Special Shares will be entitled to require the Corporation to redeem, at any time, all or any of the Special Shares held by such holder, by tendering to the Corporation at its registered office a share certificate or certificates representing the Special Shares that the holder wishes to have the Corporation redeem together with a written request specifying the number of Special Shares to be redeemed and the business day (referred to herein as the “Retraction Date”) on which the holder wishes to have the Corporation redeem the Special Shares. Following receipt of such share certificate or certificates and written request, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such Special Shares by paying to the holder the Redemption Amount for each Special Share so redeemed.

(e)	Cancellation: Any Special Shares that are redeemed by the Corporation as aforesaid will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the Redemption Amount by the Corporation to or for the benefit of the holder thereof.

(f)	No Dilution: For so long as any Special Shares are outstanding, the Corporation will not: (i) declare or pay any dividend on the shares of any other class of the Corporation; or (ii) redeem, purchase for cancellation or otherwise acquire any shares of any other class of the Corporation, if, in the opinion of the Board, the payment of such dividend or the consideration payable in connection with such redemption, purchase or other acquisition, as the case may be, would reduce the net realizable value of the assets of the Corporation (after taking into account all liabilities of the Corporation) to an amount that is less than the product of the Redemption Amount of each

Special Share multiplied by the number of Special Shares outstanding immediately before the time of payment of such dividend or consideration, as the case may be.

(g)	Voting Rights: Subject to applicable law, holders of the Special Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(h)	Specified Amount: For the purposes of Subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Special Share shall be the amount specified by a Director or an Officer of the Corporation in a certificate that is made (i) effective concurrently with the issuance of such Special Share; and (ii) pursuant to a resolution of the Board duly passed and evidenced in writing authorizing the issuance of such Special Share, such amount to be expressed as a dollar amount (and not expressed as a formula) and shall be equal to the fair market value of the consideration for which such Special Share is issued.

4.	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:

(a)	Authority to Issue in One or More Series: The First Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of First Preferred Shares: The First Preferred Shares will rank junior to the Special Shares, but will be entitled to priority over the Second Preferred Shares, the Class A Common Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend can be declared and paid, or set apart for payment, on the Second Preferred Shares, the Class A Common Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.

5.	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:

(a)	Authority to Issue in One or More Series: The Second Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay, dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of Second Preferred Shares: The Second Preferred Shares will rank junior to the Special Shares and the First Preferred Shares, but will be entitled to priority over the Class A Common Shares and the Common Shares and over any other shares ranking junior to the Second Preferred Shares, with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid, or set apart for payment, on the Class A Common Shares or the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.

SCHEDULE B

Share Conditions attaching to Cenovus Common Shares
and the First Preferred and Second Preferred Shares of Cenovus at the time of the amendment contemplated in Subsection 3.01(2)(e)

1.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)	Payment of Dividends: Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)	Voting Rights: Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.

2.	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:

(a)	Authority to Issue in One or More Series: The First Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of First Preferred Shares: The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend shall be declared and paid, or set apart for payment, on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.

3.	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:

(a)	Authority to Issue in One or More Series: The Second Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of Second Preferred Shares: The Second Preferred Shares will rank junior to the First Preferred Shares, but will be entitled to priority over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.

SCHEDULE C

Directors of Cenovus

Canadian
Name	Resident

Michael A. Grandin (Chairman)	Yes
Ralph S. Cunningham	No
Patrick D. Daniel	Yes
Ian W. Delaney	Yes
Brian C. Ferguson	Yes
Valerie A.A. Neilsen	Yes
Wayne G. Thomson	Yes
Charles M. Rampacek	No
Colin Taylor	Yes

SCHEDULE D

By-Laws of Cenovus

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of 7050372 Canada Inc.

PART ONE
INTERPRETATION

1.01	Definitions

In this By-Law, unless the context otherwise requires:

(a)	“Act” means the Canada Business Corporations Act and the regulations made thereunder and any statute and regulations that may be substituted therefor, as from time to time amended;

(b)	“Articles” means the Articles of Incorporation of the Corporation as from time to time amended or restated;

(c)	“Board” means the board of directors of the Corporation;

(d)	“By-Laws” means this By-Law No. 1 and all other by-laws of the Corporation from time to time in force and effect;

(e)	“Corporation” means 7050372 Canada Inc.;

(f)	“Recorded Address” means in the case of a shareholder the address as recorded in the securities register; in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the Board, the latest address for such person as recorded in the records of the Corporation or, in the case of a director, in the last notice of directors filed under the Act; and

(g)	“Signing Officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.01 or by a resolution passed pursuant thereto.

All terms and expressions defined in the Act and used herein shall have the same meaning herein as in the Act.

1.02	Construction

Words importing the singular include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated associations.

PART TWO
BUSINESS OF THE CORPORATION

2.01	Execution of Instruments

All instruments and documents of whatsoever kind may be signed on behalf of the Corporation by the Chairman, the Vice-Chairman, the President, a Vice-President or a director together with another one of the foregoing persons or together with the Secretary, the Treasurer, an Assistant Secretary or an Assistant Treasurer. The Board may, however, by resolution authorize another person or persons by whom, and the manner in which, any particular instrument or document or class of instruments or documents may or shall be signed, including the use of facsimile reproductions of signatures and the use of a corporate seal or a facsimile reproduction thereof.

2.02	Corporate Seal

Until changed by the Board, the corporate seal of the Corporation shall be in the form impressed or embossed in the margin hereto.

2.03	Voting Rights in Other Entities

Except when otherwise directed by the Board, Signing Officers may execute and deliver proxies which, unless required by applicable law, need not be under corporate seal of the Corporation, and arrange for the issuance of any certificate or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such certificate or other evidence shall be in favour of such person or persons as the Signing Officers executing or arranging for the issuance thereof may determine. In addition, the Board, or failing the Board, the Signing Officers, may direct the manner in which and the person or persons by whom any voting rights or class of voting rights shall be exercised.

2.04	Financial Year

Until changed by resolution of the Board, the financial year of the Corporation shall end on the 31st day of December in each year.

PART THREE
BORROWING

3.01	Borrowing Power

Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board may from time to time:

(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any person or give, directly or indirectly, financial assistance to any person on behalf of the Corporation by means of a loan, guarantee or otherwise; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

3.02	Delegation

The Board may from time to time delegate to one or more director or officer of the Corporation, at least one of whom shall be the Chairman, the Vice-Chairman, the President, the Chief Financial Officer, the Treasurer or the Secretary, any or all of the powers set out in Section 3.01 to such extent and in such manner as the Board may determine.

PART FOUR
DIRECTORS’ MEETINGS

4.01	Number of Directors and Quorum

Subject to the Articles, the number of directors of the Corporation may be fixed from time to time by resolution of the Board. A majority of the directors shall form a quorum of the Board.

4.02	Meetings of the Board

Meetings of the Board shall be held from time to time and at such place as the Board, the Chairman, the Vice-Chairman, the President or any two directors may from time to time determine. The Secretary shall call a meeting of the Board when directed to do so by the Chairman, the Vice-Chairman, the President or any two directors.

4.03	Notice

No notice need be given of the first meeting of the Board following a meeting of shareholders at which directors are elected if such meeting of the Board is held immediately after the meeting of shareholders. Notice of all other meetings of the Board shall be delivered, mailed or communicated by means of telephonic, electronic or any other communications facilities to each director not less than twenty-four (24) hours before the time when the meeting is to be held.

4.04	Chairman of Board Meetings

The chairman of any meeting of the Board shall be the first mentioned of the following officers who is also a director and is present or deemed to be present at the meeting: the Chairman, the Vice-Chairman, the President or a Vice-President who is also a director. If no such officer is present, the directors shall choose one of their number to chair the meeting.

4.05	Voting

At all Board meetings every question shall be decided by a majority of the votes cast thereon. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

4.06	Participation by Electronic Means

A director may, if all the directors of the Corporation consent, participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by those means is deemed for the purposes of the Act and the By-Laws to be present at that meeting. Any such consent of a director may be validly given before or after the meeting to which it relates and may be given with respect to all meetings of directors or of any committees of directors held while a director holds office.

PART FIVE
MEETINGS OF SHAREHOLDERS

5.01	Participation in Meetings by Electronic Means

Any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation has made available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act and the By-Laws to be present at the meeting.

5.02	Meeting Held by Electronic Means

If the directors of the Corporation call a meeting of shareholders pursuant to the Act, those directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting of shareholders held by such means is deemed to be present in person at the meeting and will have the opportunity to participate to the same extent as if the person were attending in person and in full purview of other shareholders.

5.03	Presiding Officer

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and is present or deemed to be present at the meeting: the Chairman, the Vice-Chairman, the President or a Vice-President who is also a director. In the absence of any such officer, the shareholders shall choose one of their number to chair the meeting. The secretary of the meeting shall be the Secretary of the Corporation or failing him, the Assistant Secretary of the Corporation. Notwithstanding the above, the chairman of the meeting, at his sole discretion, may appoint a person, who need not be a shareholder, to act as secretary of the meeting.

5.04	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the Articles or the By-Laws to be present. Any other person may be admitted only with the consent of the chairman of the meeting or with the consent of the meeting.

5.05	Quorum

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for such a shareholder, and together holding or representing twenty-five percent of the outstanding shares of the Corporation entitled to vote at the meeting.

5.06	Scrutineers

At any meeting of shareholders, the chairman of the meeting may with the consent of the meeting appoint one or more persons, who may be shareholders, to serve as scrutineers.

5.07	Votes to Govern

At any meeting of shareholders, unless a special resolution is required, all questions shall be decided by the majority of votes cast on the question.

5.08	Voting

(1)    Subject to the Act, every question submitted to any meeting of shareholders shall be decided on a show of hands, except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. Upon a show of hands, at every meeting at which he is entitled to vote, each person present or deemed to be present, on his own behalf, and each proxyholder present or deemed to be present, shall have one vote. A declaration by the chairman of the meeting that the question has been carried, carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of such fact; and the results of the vote so taken and declared shall be the decision of the shareholders upon the said question.

(2)    A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by a show of hands. The ballot shall be taken in such manner as the chairman of the meeting shall direct. Upon a ballot at which he is entitled to vote every shareholder present, or deemed to be present, on his own behalf or by proxy shall (subject to the provisions, if any, of the Articles) have one vote for every share registered in his name; and the results of the ballot so taken and declared shall be the decision of the shareholders upon the said question.

5.09	Electronic Voting

(1)    Any person entitled to attend and vote at a meeting of shareholders may vote at the meeting in person or by proxy and, subject to any determinations made from time to time by the Board, may appoint a proxy by any method permitted by law, including over the Internet, by the input of data using telephonic facilities or by reproduction using facsimile or electronic facilities.

(2)    To the extent permitted by the By-Laws or the Articles of the Corporation or by the Act or other laws governing the Corporation, the Board may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of the Internet, telephonic, electronic or other communication facilities, and make available such communication facilities consistent with those procedures. The Board may determine from time to time that the voting at any specific meeting shall be held entirely by such means.

PART SIX
OFFICERS

6.01	Appointment

The Board may from time to time elect or appoint officers with such duties and powers and for such terms of office as the Board deems advisable and, in particular, a Chairman, a Vice-Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Comptroller, a Secretary and a Treasurer (who may also be Vice-Presidents), and one or more assistants to any of the officers so elected or appointed. Except as provided in Section 6.03, the same person may hold more than one office.

6.02	Chairman, Vice-Chairman and President

The Chairman, Vice-Chairman and President shall each be a director and shall have such powers and duties as the Board may specify.

6.03	Chief Executive Officer

The Board may designate an officer as Chief Executive Officer of the Corporation who, as such, shall, subject to the authority of the Board, have general supervision over the business of the Corporation. The Chairman and the Chief Executive Officer of the Corporation shall not be the same person, except in the event of the death, resignation or removal of the Chairman or the Chief Executive Officer, until such time as a permanent successor is appointed as Chairman or Chief Executive Officer, as the case may be.

6.04	Chief Operating Officer

The Board may designate an officer as the Chief Operating Officer who, as such, shall have the powers and duties as the Board or the Chief Executive Officer may specify.

6.05	Vice-Chairman

The Vice-Chairman, if any, in the absence or non-appointment of the Chairman, shall preside as chairman at all meetings of the Board and shareholders.

6.06	Vice-Presidents

During the absence or disability of the President, his duties shall be performed and his powers exercised by the Vice-President or, if there is more than one, by the Vice-President or Vice-Presidents designated from time to time by the Board or the President; provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or of a committee of directors. A Vice-President shall have such other powers and duties as the Board or Chief Executive Officer may specify.

6.07	Comptroller

The Comptroller shall be the principal officer in charge of the accounts of the Corporation and shall have such other powers and duties as may be assigned to him by the Chief Executive Officer.

6.08	Secretary

The Secretary shall attend and be the secretary of all meetings of the Board, committees of the Board (unless another person is designated to act as secretary of such meeting or meetings by any such committee), and shareholders and the secretary or such other designated person in the case of meetings of any committees of the Board shall maintain minutes of all proceedings thereat. The Secretary shall give, or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board and shall be custodian of the corporate seal and records of the Corporation, except when another officer has been appointed for that purpose, and the Secretary shall have such other powers and duties as the Board or the Chief Executive Officer may specify. The Assistant Secretary or, if more than one, the Assistant Secretaries, shall assist the Secretary in the performance of his duties and shall exercise all his powers and carry out all his duties in the absence or disability of the Secretary.

6.09	Treasurer

The Treasurer shall have the care and custody of all funds and securities of the Corporation and shall deposit or cause to be deposited all moneys of the Corporation with the Corporation’s bankers, or otherwise deal with the same, including the short term investment of moneys, as designated by the Board, provided that the Treasurer may from time to time arrange for the temporary deposit of moneys of the Corporation in banks, trust companies or other financial institutions within or outside Canada not so designated by the Board for the purpose of facilitating transfer thereof to the credit of the Corporation in a bank, trust company or other financial institution so designated. The books and accounts shall at all times be open to inspection and examination by the Board, by any committee of the Board, by the President or by any person appointed by the Board for that purpose. The Treasurer shall sign or countersign such instruments as require his signature and shall perform all duties incident to his office. The Treasurer shall have such other powers and duties as the Board or the Chief Executive Officer may specify. The Assistant Treasurer, or if more than one, the Assistant Treasurers, shall assist the Treasurer in the performance of his duties and shall exercise all the Treasurer’s powers and carry out all his duties in the absence or disability of the Treasurer.

6.10	Term of Office

The Board, in its discretion, may remove any officer of the Corporation, without prejudice to the rights of such officer under any employment contract. Otherwise each officer of the Corporation shall hold office until his successor is elected or appointed or until his earlier resignation.

PART SEVEN
DIVISIONS AND UNITS

7.01	Creation and Consolidation of Divisions and Sub-units

The Board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the Board may consider appropriate in each case. The Board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the Board may consider appropriate in each case.

7.02	Names of Divisions and Sub-units

Subject to applicable law, any division or its sub-units may be designated by such name as the Board may from time to time determine or cause to be determined and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the

Corporation when signed in accordance with Section 2.01 as if it had been entered into or signed in the name of the Corporation.

7.03	Officers of Divisions and Sub-units

From time to time the Board or, if authorized by the Board, the President, may appoint one or more officers for any division or sub-unit, prescribe their powers and duties and settle their terms of employment and remuneration. The Board or, if authorized by the Board, the President, may at any time remove at its or his pleasure any officer so appointed but without prejudice to such officer’s rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

PART EIGHT
INDEMNITY

8.01	Limitation of Liability

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or agent or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be lodged, deposited or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged, deposited or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same are occasioned by his own wilful neglect or default, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. Subject to applicable law, the directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the Board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

8.02	Indemnity

(1)    Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(2)    The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (1). The individual shall repay the moneys if the individual does not fulfill the conditions of paragraph (3).

(3)    The Corporation shall not indemnify an individual under paragraph (1) unless the individual:

(a)	acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

(4)    The Corporation shall, with the approval of a court, indemnify an individual referred to in paragraph (1), or advance moneys under paragraph (2), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity as described in paragraph (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (3).

(5)    Despite paragraph (1), an individual referred to in that paragraph is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in paragraph (1), if the individual seeking indemnity:

(a)	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)	fulfills the conditions set out in paragraph (3).

8.03	Insurance

Subject to the Act, the Corporation may purchase, maintain or participate in such insurance for the benefit of the persons mentioned in Section 8.02, as the Board may from time to time determine.

8.04	Division and Sub-unit Officers

For the purposes of this Part Eight, the expression “officer” shall be deemed to include officers of divisions and sub-units as contemplated in Part Seven.

PART NINE
SHARE CERTIFICATES

9.01	Securities Registrars, Transfer Agents and Dividend Disbursing Agents

The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. The Board may also from time to time appoint a dividend disbursing agent to disburse dividends. One person may be appointed to any number of the aforesaid positions. The Board may at any time terminate any such appointment.

9.02	Deceased Shareholder

In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by applicable law and upon compliance with the reasonable requirements of the Corporation and its transfer agent.

9.03	Lost, Defaced or Destroyed Certificates

The Board, or any officer or agent designated by it, may in its or his discretion, direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has become mutilated or defaced or in substitution for a certificate that has become lost, stolen or destroyed upon payment of such fee, if any, and on such terms as the Board may from time to time prescribe whether generally or in any particular case.

PART TEN
DIVIDENDS AND RIGHTS

10.01	Dividend

Subject to the Act and the Articles, the Board may from time to time declare and the Corporation may pay dividends on its issued shares to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

10.02	Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn either on the bankers of the Corporation or those of its dividend disbursing agent to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his Recorded Address or to such other address as the holder directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their Recorded Address, or to the first address so appearing if there are more than one. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.03	Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation or its dividend disbursing agent shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe whether generally or in any particular case.

10.04	Unclaimed Dividends

No dividends shall bear interest as against the Corporation. Except as otherwise expressly provided in the Articles with respect to any class or series of shares, any dividend unclaimed for one year after having been declared payable may be invested or otherwise made use of by the directors for the benefit of the Corporation. Any dividend unclaimed after a period of three years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation, but the Board may nevertheless authorize the subsequent payment of any such dividend on such terms as to indemnity and evidence of title as the Board may from time to time prescribe, whether generally or in any particular case.

PART ELEVEN
NOTICES

11.01	Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Articles, the By-Laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s Recorded Address or if mailed to such person at his Recorded Address by prepaid ordinary or air mail or if sent to such person at his Recorded Address by any means of prepaid transmitted or recorded communication, or if provided in the form of an electronic document so long as the shareholder, director, officer, auditor or member of a committee of the Board has consented to receive the notice in such form. Subject to the Act, a notice so delivered shall be deemed to have been given when it is delivered personally or to the Recorded Address aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered for dispatch; and a notice so sent in the form of an electronic document shall be deemed to have been given when transmitted. The Secretary may change or cause to be changed the Recorded Address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.

11.02	Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons at their Recorded Address shall be sufficient notice to all of them.

11.03	Computation of Time

Subject to applicable law, in computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.04	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice shall not invalidate such notice or any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.05	Persons Entitled by Death or Operation of Law

Every person who by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his interest in such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

PART TWELVE
EFFECTIVE DATE

12.01	Effective Date

This By-Law shall be effective as of October 20, 2009.

Adopted as an attachment to the Plan of Arrangement.

SCHEDULE E

Terms of Amalgamation of Cenovus and Subco

1 — Name of the Amalgamated Corporation

CENOVUS ENERGY INC.

2 — The province or territory in Canada where the registered office is to be situated

Alberta.

3 — The classes and any maximum number of shares that the corporation is authorized to issue

The annexed Schedule 1 is incorporated in this form.

4 — Restrictions, if any, on share transfers

None.

5 — Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes)

Minimum:	3	Maximum:	17

6 — Restrictions, if any, on business the corporation may carry on

None.

7 — Other provisions, if any

The actual number of directors, within the minimum and maximum number set out in paragraph 5, may be determined from time to time by resolution of the directors. The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders.

8 — The amalgamation has been approved as if pursuant to Subsection 184(1) of the Act

9 — Name and corporation number of the Amalgamating Corporations

CENOVUS ENERGY INC. (formerly EnCana Finance Ltd.) (corporation number 724567-0)
7050372 CANADA INC. (corporation number 705037-2)

SCHEDULE 1 to SCHEDULE E

The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.

1.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)	Payment of Dividends: Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)	Voting Rights: Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.

2.	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:

(a)	Authority to Issue in One or More Series: The First Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of First Preferred Shares: The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend shall be declared and paid, or set apart for payment, on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.

3.	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:

(a)	Authority to Issue in One or More Series: The Second Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of Second Preferred Shares: The Second Preferred Shares will rank junior to the First Preferred Shares, but will be entitled to priority over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.

SCHEDULE F

Share Conditions attaching to Cenovus Special Shares at the time of the amendment contemplated in
Subsection 3.01(1)(d)

1.	The rights, privileges, restrictions and conditions attaching to the Special Shares are as follows:

(a)	Dividends: The holders of the Special Shares will be entitled to receive non-cumulative cash dividends, if, as and when declared by the Board, in such amounts and payable in such manner and at such times as the Board may from time to time determine. The Board may, in its sole discretion, declare dividends on the Special Shares to the exclusion of any other class of shares of the Corporation.

(b)	Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of the Special Shares will be entitled to receive, before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of Common Shares or holders of any other shares of any other class of the Corporation, an amount equal to the Redemption Amount (as defined in paragraph 1(c) below) in respect of each Special Share held by them, respectively, to the extent of the amount or value of the assets of the Corporation available under applicable law for payment to holders of shares of the Corporation upon liquidation, dissolution or winding up of the Corporation. After payment to the holders of the Special Shares of the amount provided above in this paragraph 1(b), such holders will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c)	Redemption by Corporation: The Corporation may redeem at any time the whole, or from time to time any part, of the then issued and outstanding Special Shares from the holders thereof on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of: (i) an amount for each Special Share to be redeemed equal to the aggregate fair market value of the Distribution Property at the time of its transfer to the Corporation as described in Subsection 3.01(1)(n) of the Plan of Arrangement less the fair market value of any Cenovus Non-Share Consideration provided by the Corporation in exchange for the Distribution Property, divided by the number of Special Shares so issued; and (ii) all declared and unpaid dividends on such Special Share. The amount contemplated by items (i) and (ii) above in this paragraph 1(c) is referred to herein as the “Redemption Amount”. For the purposes of this paragraph 1(c):

“Cenovus Non-Share Consideration” has the meaning attributed to such term in the Plan of Arrangement;

“Distribution Property” has the meaning attributed to such term in the Plan of Arrangement; and

“Plan of Arrangement” means the Plan of Arrangement to which this Schedule F is attached.

(d)	Retraction by Holder: Subject to applicable law, a holder of Special Shares will be entitled to require the Corporation to redeem, at any time, all or any of the Special Shares held by such holder, by tendering to the Corporation at its registered office a share certificate or certificates representing the Special Shares that the holder wishes to have the Corporation redeem together with a written request specifying the number of Special Shares to be redeemed and the business day (referred to herein as the “Retraction Date”) on which the holder wishes to have the Corporation redeem the Special Shares. Following receipt of such share certificate or certificates and written request, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such Special Shares by paying to the holder the Redemption Amount for each Special Share so redeemed.

(e)	Cancellation: Any Special Shares that are redeemed by the Corporation as aforesaid will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the Redemption Amount by the Corporation to or for the benefit of the holder thereof.

(f)	No Dilution: For so long as any Special Shares are outstanding, the Corporation will not: (i) declare or pay any dividend on the shares of any other class of the Corporation; or (ii) redeem, purchase for cancellation or otherwise acquire any shares of any other class of the Corporation, if, in the opinion of the Board, the payment of such dividend or the consideration payable in connection with such redemption, purchase or other acquisition, as the case may be, would reduce the net realizable value of the assets of the Corporation (after taking into account all liabilities of the Corporation) to an amount that is less than the product of the Redemption Amount of each Special Share multiplied by the number of Special Shares issued and outstanding immediately before the time of payment of such dividend or consideration, as the case may be.

(g)	Voting Rights: Subject to applicable law, holders of the Special Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(h)	Specified Amount: For the purposes of Subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Special Share shall be the amount specified by a Director or an Officer of the Corporation in a certificate that is made: (i) effective concurrently with the issuance of such Special Share; and (ii) pursuant to a resolution of the Board duly passed and evidenced in writing authorizing the issuance of such Special Share, such amount to be expressed as a dollar amount (and not expressed as a formula) and shall be equal to the fair market value of the consideration for which such Special Share is issued.

APPENDIX “C”
FAIRNESS OPINION OF CIBC WORLD MARKETS INC.

CIBC World Markets Inc. 9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary AB T2P 4J7 Tel: 403 260-0500

September 10, 2009

The Board of Directors
of EnCana Corporation
1800, 855 – 2nd Street S.W.
Calgary, Alberta T2P 2S5

To the Board of Directors:

CIBC World Markets Inc. (“CIBC”, “we” or “us”) understands that EnCana Corporation (“EnCana” or the “Company”) is proposing to undertake a transaction, to be effected by way of statutory plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act, which would divide the Company into two publicly-traded energy companies – a new integrated oil company that will be named Cenovus Energy Inc. (“Cenovus”) and a natural gas company that will continue as EnCana Corporation (“New EnCana”).

We understand that, pursuant to the Arrangement:

a)	each issued and outstanding common share of EnCana (an “EnCana Share”) will be exchanged for one common share of Cenovus (a “Cenovus Share”) and one common share of New EnCana (a “New EnCana Share”) (such Cenovus Share and New EnCana Share to be received pursuant to such exchange collectively referred to as the “Consideration”);

b)	the completion of the Arrangement will be conditional upon, among other things, approval by at least two thirds of the votes cast by the shareholders (the “Shareholders”) of EnCana who are present in person or represented by proxy at a special meeting (the “Meeting”) of such securityholders relating to the Arrangement, the approval of the Court of Queen’s Bench of Alberta (the “Court”), the advance income tax ruling by the Canada Revenue Agency dated July 21, 2009 and the private letter ruling from the Internal Revenue Service dated July 1, 2009 remaining in full force and effect and all of the transactions referred to in such tax rulings as occurring on or prior to the effective date of the Arrangement having occurred and all conditions or terms of such tax rulings having been satisfied, the receipt of other regulatory approvals and the satisfaction of other customary closing conditions; and

c)	the terms and conditions of the Arrangement will be described in a management information circular of the Company and related documents (the “Circular”) that will be mailed to the Shareholders in connection with the Meeting.

Engagement of CIBC

By letter agreement dated April 24, 2008 (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to the Board of Directors of the Company (the “Board”) in connection with the Arrangement. Pursuant to the Engagement Agreement, the Board has requested that we prepare and deliver our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Arrangement.

CIBC will be paid fees for the provision of certain financial advisory services relating to the Arrangement (including the rendering of the Opinion), a portion of which is contingent upon the completion of the Arrangement. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

(i)	the draft press release of the Company dated September 8, 2009 relating to the Arrangement;
(ii)	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of the Company for the fiscal years ended December 31, 2008, 2007, and 2006;
(iii)	the quarterly reports, including the comparative unaudited financial statements and management’s discussion and analysis, of the Company for the quarters ended June 30, 2009 and March 31, 2009;
(iv)	the annual information forms of the Company for the fiscal years ended December 31, 2008, 2007 and 2006;
(v)	certain internal financial, operational, corporate and other information concerning the Company and its businesses, assets, liabilities and prospects prepared or provided to us by the management of the Company, including pro forma forecast and historical financial and operating information for Cenovus and New EnCana and certain other internal operating and financial projections;
(vi)	the advance income tax ruling by the Canada Revenue Agency dated July 21, 2009 and the private letter ruling from the Internal Revenue Service dated July 1, 2009;
(vii)	the market price and trading activity of EnCana Shares;
(viii)	certain public information and analysis, prospectuses, annual reports, management information circulars, press releases and quarterly reports relating to the business, operations, financial performance and trading history of other selected companies for comparative purposes;
(ix)	selected public market trading statistics and relevant business and financial information of the Company and other publicly-traded entities;
(x)	selected relevant reports published by equity research analysts, credit rating analysts and industry sources regarding the Company and other comparable publicly-traded entities;
(xi)	a certificate addressed to CIBC, dated as of the date hereof, from two senior officers of the Company (the “Certificate”), as to the completeness and accuracy of the information upon which the Opinion is based; and
(xii)	such other information, analyses, investigations and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with (a) the Board and senior management of the Company regarding the business operations, financial conditions, and prospects of the Company, as well as the strategic rationale, expected transaction costs, potential operational benefits, and other aspects of the Arrangement, (b) the legal, financial, tax and other advisors to the Company, including analyses prepared by them, regarding the Arrangement, and (c) McCarthy Tétrault LLP, external independent legal counsel to the Board, regarding the Arrangement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the Company or any of its assets or securities and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Arrangement.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources believed by us to be reliable, or provided to us by the Company or its representatives or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, nor have we attempted to, verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and, with your permission, we have relied upon and assumed the accuracy and fair presentation of the Company’s financial statements and, where applicable, the reports of the auditors thereon.

We have assumed (subject to the exercise of our professional judgment) that the historical financial data, operating and financial forecasts, budgets and pro forma information provided to us by the Company and relied upon in our financial analyses have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s business, financial condition, plans and prospects.

We have also assumed that the Arrangement will be completed substantially in accordance with the terms described to us and summarized on page one of this Opinion and all applicable laws, and that the Circular will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements.

Two senior officers of the Company have represented to us in the Certificate, among other things, that, to the best of their knowledge: (A) the information, data, documentation and other material (with the exception of “financial information” as noted in item (B) below) provided to us in connection with our engagement and this Opinion (collectively, the “Information”), are complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of the Company, Cenovus, New EnCana (in each case taken as a whole) or the Arrangement, and did not and does not omit to state a material fact in relation thereto necessary to make such Information not misleading in light of the circumstances under which such Information was presented at the date the Information was provided to us and that, since the dates on which the Information was provided to us, other than the Arrangement, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company (taken as a whole) and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; and (B) all financial Information (including any projections or forecasts and other forward looking financial Information concerning the Arrangement, the Company, Cenovus and New EnCana (collectively, the “financial information”)) provided to us in connection with our engagement and this Opinion (i) was prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of the Company, (ii) has been prepared using assumptions which management of the Company believes to be reasonable on the date such financial information was prepared, having regard to the Company’s industry, business, financial condition, plans and prospects, and (iii) does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the financial information not misleading in light of the circumstances in which the financial information was provided to CIBC.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the information referred to above under the heading “Scope of Review” and as they were represented to us in our discussions with management of the Company and its representatives and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

The Opinion is being provided to the Board for its exclusive use only in considering the Arrangement and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to any holder of EnCana Shares as to how to vote or act at the Meeting or as an opinion on the trading price or value of the EnCana Shares, the Cenovus Shares or the New EnCana Shares following the announcement or completion of the Arrangement.

CIBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

Yours very truly,

(Signed) CIBC World Markets Inc.

APPENDIX “D”
INTERIM ORDER

ACTION NO. 0901-15052

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

AND IN THE MATTER OF a proposed Arrangement involving EnCana Corporation, 7050372 Canada Inc., Cenovus Energy Inc. and the shareholders of EnCana Corporation

BEFORE THE HONOURABLE MADAM JUSTICE B.E.C. ROMAINE IN CHAMBERS	ü ý þ	At the Court House, in the City of Calgary, in the Province of Alberta, on Friday, the 16th day of October, 2009.

INTERIM ORDER

UPON the Petition of EnCana Corporation (“EnCana”) pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (“CBCA”);

AND UPON reading the said Petition and the Affidavit of Brian C. Ferguson (“Ferguson Affidavit”), filed herein;

AND UPON being advised that the Director appointed under the CBCA has been served with notice of this application as required by Subsection 192(5);

AND UPON hearing counsel for EnCana;

IT IS HEREBY ORDERED THAT:

EnCana Shareholders’ Meeting

1.    EnCana shall convene a special meeting (the “Meeting”) of the holders of the common shares (the “EnCana Common Shares”) in the capital of EnCana (the “Shareholders”), on or about Wednesday, November 25, 2009, to consider, among other things, and, if deemed advisable, to pass with or without variation, a special resolution (the “Arrangement Resolution”) approving a plan of arrangement (the “Plan of Arrangement”) providing for an arrangement (the “Arrangement”) in respect of EnCana, the Shareholders, 7050372 Canada Inc., and Cenovus Energy Inc., as contemplated in the Plan of Arrangement. The Plan of Arrangement in its substantially final form is included as part of Appendix B to the Information Circular (the “Information Circular”) located within Exhibit “A” to the Ferguson Affidavit. The Shareholders may further deal with any other items of business as may be proposed and properly disclosed in the Information Circular.

2.    The Meeting shall be called, held and conducted in accordance with the CBCA and the articles and by-laws of EnCana, subject to what may be provided hereafter.

Notice of Meeting

3.    The only persons entitled to notice of the Meeting shall be the Shareholders of record (the “Registered Shareholders”) as of the close of business on October 6, 2009 (the “Record Date”), the directors and auditors of EnCana, and the Director under the CBCA.

4.    At least twenty-one days (exclusive of the day of mailing or delivery but inclusive of the day of the Meeting) prior to the day of the Meeting, EnCana shall send:

(a)	the Notice of Special Meeting of Shareholders;

(b)	the Notice of Petition; and

(c)	the Information Circular;

all in substantially the forms contained in Exhibit “A” to the Ferguson Affidavit, with such amendments as counsel for EnCana may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, to the Shareholders of record as of the Record Date and to the directors and auditors of EnCana, by mailing the same by prepaid ordinary mail or by delivering the same by direct courier at the expense of EnCana. Such mailing and delivery shall constitute good and sufficient notice and service of the Notice of Petition, the Meeting and the hearing in respect of the Petition.

5.      The accidental omission to give notice of the Meeting to, or the non-receipt of the notice by, one or more of the aforesaid persons, shall not invalidate any resolution passed or proceedings taken at the Meeting.

Conduct of the Meeting

6.      The Registered Shareholders in person or by proxy at the Meeting shall be the only persons entitled to vote on the Arrangement Resolution and they shall vote together as a single class. On the Arrangement Resolution, holders of issued and outstanding EnCana Common Shares as of the Record Date are entitled to one vote for each EnCana Common Share held.

7.      The requisite majority for approval of the Arrangement Resolution shall be at least two-thirds of the votes cast by the Shareholders in person or by proxy at the Meeting.

8.     To be valid, proxies must be deposited with EnCana in the manner described in the Information Circular.

9.      An officer or a director of EnCana, or failing them, any person to be chosen at the Meeting, shall be the Chair of the Meeting.

10.    The quorum for the Meeting shall be two persons present in person or represented by proxy and holding or representing not less than twenty-five (25%) of the outstanding EnCana Common Shares entitled to be voted at the Meeting. If no quorum of Shareholders is present within thirty (30) minutes of the appointed Meeting time, the Meeting shall stand adjourned to the same day in the next week if a business day, and, if not a business day, to the next business day following one week after the day appointed for the Meeting, at the same time and place or as may otherwise be determined by the Chair of the Meeting, and at such adjourned meeting, those persons present in person or represented by proxy, entitled to vote at such meeting, if at least two, shall constitute a quorum for the adjourned meeting.

Dissent Rights

11.    Registered Shareholders shall have the right to dissent from the Arrangement Resolution in accordance with the provisions of Section 190 of the CBCA, as modified by this Order and, in the event that the Arrangement becomes effective, are entitled to be paid the fair value of their EnCana Common Shares in respect of which such right of dissent is exercised, provided that:

(a)	notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution approving the Arrangement referred to in Subsection 190(5) of the CBCA is required to be sent to EnCana’s Canadian corporate counsel and must be received at or before 4:30 p.m. (Calgary time) on November 18, 2009 or, in the case of an adjournment or postponement of the Meeting, by 4:30 p.m. (Calgary time) five (5) business days preceding the Meeting. The written objection must be sent to EnCana’s Canadian corporate counsel, Bennett Jones LLP, at 4500, 855 – 2nd Street SW, Calgary, Alberta, Canada T2P 4K7 (Attention: Anthony L. Friend) or by facsimile transmission to (403) 265-7219 (Attention: Anthony L. Friend);

(b)	a Registered Shareholder may not exercise the right of dissent in respect of only a portion of such holder’s EnCana Common Shares, but may dissent only with respect to all of the EnCana Common Shares held by the holder;

(c)	the Shareholder exercising such rights of dissent must otherwise comply with the requirements of Section 190 of the CBCA;

(d)	only a Registered Shareholder may dissent;

(e)	Shareholders who exercise their right of dissent will,

(i)	if the holders are ultimately entitled to be paid fair value for their EnCana Common Shares, be deemed,

(A)	not to have participated in the transactions contemplated by Article 3 of the Plan of Arrangement,

(B)	notwithstanding Subsections 190(3) of the CBCA, to have transferred their EnCana Common Shares to EnCana Acquisition ULC (“Acquisition Sub”), immediately after the completion of the transactions contemplated by Article 3 of the Plan of Arrangement in consideration of a debt-claim against Acquisition Sub to be paid the fair value of such EnCana Common Shares, such fair value to be determined as provided by Section 190 of the CBCA as modified by this Order, and to be determined as of the close of business on the day before the final order of this Court approving the Arrangement is made, and

(C)	not to be entitled to any other payment or consideration, and the name of each of such Shareholder will thereupon be removed from the register of Shareholders; or

(ii)	if such Shareholders ultimately are not so entitled to be paid the fair value of their EnCana Common Shares, be treated on the same basis as all other Shareholders under the Arrangement;

(f)	Acquisition Sub shall be substituted in place of EnCana for purposes of Subsections 190(11)(a), (b) (“Suspension of Rights”), (12) (“Offer to Pay”), (14) (“Payment”), (15) (“Corporation May Apply to Court”), (16) (“Shareholder May Apply to Court”), (19) (“Parties”), and (22) (“Final Order”) of the CBCA, except that, for the purposes of:

(i)	Subsections 190(15) and (16), both EnCana and Acquisition Sub may make the application to a court,

(ii)	Subsection 190(19)(b), either EnCana or Acquisition Sub shall notify each affected dissenting Shareholder, and

(iii)	Subsection 190(22), the final order of the court may be rendered against EnCana as well as Acquisition Sub.

12.    Notice to Shareholders of the right of dissent with respect to the Arrangement Resolution and the right to receive, subject to the provisions of this Order and the CBCA, the fair value of their EnCana Common Shares shall be good and sufficiently given by including information with respect thereto in the Information Circular.

13.    The mailing of the Notice of Special Meeting, the Notice of Petition and the Information Circular referred to in paragraph 4 of this Order, in accordance with the provisions of this Order, shall constitute good and sufficient service in respect of this Petition upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and service of the Petition, the Ferguson Affidavit and this Order is dispensed with.

14.    For the purposes of Section 134 of the CBCA, the record date for the proposed distribution of the common shares of Cenovus Energy Inc. shall be December 7, 2009, or such other date as EnCana shall determine, and notice of this record date shall be sufficiently given by disclosure thereof in the Information Circular. If the record date is changed, notice of the change shall be sufficiently given by a press release by EnCana, together with disclosure to the Toronto Stock Exchange and New York Stock Exchange.

Final Approval

15.    Upon approval of the Arrangement at the Meeting in the manner set forth in this Order, EnCana may apply before this Court for approval of the Arrangement, which application (the “Final Application”) shall be heard by this Honourable Court at the Court House, 601 – 5th Street SW, in the City of Calgary, in the Province of Alberta, on November 25, 2009, at 1:15 p.m. (Calgary time) or at such other time as the Court may entertain it.

16.    Any Shareholder and any other interested persons may appear on the Final Application provided that such holder or person shall file with this Court and serve on EnCana in care of its Canadian corporate counsel on or before 12:00 noon (M.S.T.), on November 20, 2009, a Notice of Intention to Appear setting out the address for service in respect of such holder or person, and indicating whether such holder or person intends to support or oppose the Final Application or make submissions thereat, together with any evidence or materials which are to be presented to this Court, such Notice of Intention to Appear to be effected by delivery at the address set forth below:

4500 Bankers Hall East
855 – 2nd Street SW
Calgary, Alberta T2P 4K7
Attention: A.L. Friend

17.    In the event that the Final Application is adjourned, only those persons who have filed and served a Notice of Intention to Appear shall be served with the notice of the adjourned date.

18.    Service of notice of this application on any person is hereby dispensed with.

19.    EnCana is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

(Signed) B.E.C. ROMAINE
J.C.Q.B.A.

ENTERED this 16th day of October, 2009

(Stamped) K. MCAUSLAND [Court Seal]
Clerk of the Court

ACTION NO. 0901-15052

IN THE COURT OF QUEEN’S BENCH OF
ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

AND IN THE MATTER OF a proposed Arrangement involving EnCana Corporation, 7050372 Canada Inc., Cenovus Energy Inc. and the shareholders of EnCana Corporation

INTERIM ORDER

BENNETT JONES LLP
Barristers and Solicitors
4500 Bankers Hall East
855 – 2nd Street SW
Calgary, Alberta T2P 4K7

Anthony L. Friend, Q.C./Scott H.D. Bower/
Laurie A. Goldbach
Telephone No.: (403) 298-3182/298-3301/298-3614
Fax No.: (403) 265-7219
Our File No.: 49798-246

APPENDIX “E”
INFORMATION CONCERNING ENCANA POST-ARRANGEMENT

NOTICE TO READER	E-3

NOTE REGARDING FORWARD-LOOKING STATEMENTS	E-3

NOTE REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION	E-4

CORPORATE STRUCTURE	E-4

GENERAL DEVELOPMENT OF THE BUSINESS	E-4

BUSINESS OF ENCANA	E-5

NARRATIVE DESCRIPTION OF ENCANA	E-5

CANADIAN DIVISION	E-7
USA DIVISION	E-9
MARKET OPTIMIZATION	E-11

RESERVES AND OTHER OIL AND GAS INFORMATION	E-12

RESERVES QUANTITIES INFORMATION	E-12
PRODUCTION VOLUMES AND PER-UNIT RESULTS	E-14
DRILLING ACTIVITY	E-20
LOCATION OF WELLS	E-21
INTEREST IN MATERIAL PROPERTIES	E-21
ACQUISITIONS, DIVESTITURES AND CAPITAL EXPENDITURES	E-23
DELIVERY COMMITMENTS	E-23

NOTICE TO READER

Unless otherwise indicated, the disclosure in this Appendix “E” has been prepared assuming that the Arrangement has been effected. In particular, unless otherwise indicated, the disclosure in respect of the business and assets of EnCana contained in this Appendix “E” is presented on the assumption that the Arrangement has been completed and the Cenovus Assets have been transferred to Cenovus prior to the date in respect of which such disclosure relates. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix “E” have the meaning given to such words and phrases in the Glossary to this Information Circular.

This Appendix “E” contains only certain information regarding EnCana as it will exist following completion of the Arrangement. For additional information, readers are encouraged to read this Information Circular in its entirety, including, without limitation, the information contained under the heading “Information Concerning EnCana Post-Arrangement” and the documents referred to in, and the information contained under, the heading “Information Concerning EnCana Pre-Arrangement – Documents Incorporated by Reference” in this Information Circular.

Unless otherwise specified, all dollar amounts are expressed in U.S. dollars and all references to “dollars” or to “$” are to U.S. dollars and all references to “C$” are to Canadian dollars. All production and reserves information is presented on an after royalties basis consistent with U.S. reporting protocol.

Unless otherwise indicated, all financial information included in this Appendix “E” is determined using Canadian GAAP, which differs from U.S. GAAP in certain material respects, and thus may not be comparable to financial statements and financial information of U.S. companies. The notes to the audited consolidated financial statements of EnCana for the year ended December 31, 2008, as specifically incorporated by reference in the Information Circular, contain a discussion of the principal differences between the financial results calculated under Canadian GAAP and under U.S. GAAP.

EnCana’s unaudited pro forma consolidated financial statements for the year ended December 31, 2008 and for the six months ended June 30, 2009 assume the completion of the Arrangement, and are included in Appendix “J” to this Information Circular. EnCana’s unaudited pro forma consolidated financial statements should be read in conjunction with EnCana’s audited consolidated financial statements for the year ended December 31, 2008, and the unaudited Interim consolidated financial statements for the six months ended June 30, 2009 and related management’s discussion and analysis, as specifically incorporated by reference in this Information Circular; as well as Cenovus Energy’s audited carve-out consolidated financial statements for the year ended December 31, 2008, and the unaudited Interim carve-out consolidated financial statements for the six months ended June 30, 2009 and related management’s discussion and analysis.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Appendix “E” contains forward-looking statements. All statements other than statements of historical fact contained in this Appendix “E” are forward-looking statements, including but not limited to operational information, future exploration and development plans and anticipated future production, reserves, reserves life index and resources, EnCana’s corporate structure, operational divisions of EnCana, future free cash flow, net cash flow, dividends and normal course issuer bid purchases, targeted annual production growth rate, targeted debt to capitalization ratios, projected total capital investments for 2009 and exploratory potential in the Canadian Foothills and the USA Division, expansion plans of plant capacity, total capital investments for 2009, including future divestitures and acquisitions, number of wells to be drilled and drilling plans for 2009 and 2010, including those that will be funded by third party funds, projected start of production in Deep Panuke, EnCana’s projected electricity requirements and generation capacity, and EnCana’s ability to meet its future commitments to provide oil and natural gas under existing contracts and agreements after the Arrangement. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on our current expectations, estimates and assumptions. All such forward-looking statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. The forward-looking statements contained in this Appendix “E” are expressly qualified in their entirety by the foregoing and the cautionary statements set forth in the body of this Information Circular under the heading “Forward-Looking Statements”. Readers are cautioned not to place undue reliance on forward-looking statements contained in this Appendix “E”, which reflect the analysis of the management of EnCana only as of the date of this Information Circular. EnCana undertakes no obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date of this Information Circular or to reflect the occurrence of unanticipated events, except as required by applicable Canadian securities laws.

NOTE REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

NI 51-101 imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. EnCana has obtained an exemption from the Canadian securities regulatory authorities to permit it to provide disclosure in accordance with the relevant legal requirements of the SEC. This facilitates comparability of oil and gas disclosure with that provided by U.S. and other international issuers, given that EnCana is active in the U.S. capital markets. Accordingly, the proved reserves data and much of the other oil and gas information included or incorporated by reference in this Appendix “E” is disclosed in accordance with U.S. disclosure requirements. Such information, as well as the information that EnCana discloses in the future in reliance on the exemption, may differ from the corresponding information prepared in accordance with NI 51-101 standards.

The primary differences between the U.S. requirements and the NI 51-101 requirements are that (i) the U.S. standards require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves, and (ii) the U.S. standards require that the reserves and related future net revenue be estimated under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made, whereas NI 51-101 requires disclosure of reserves and related future net revenue using forecast prices and costs. The definitions of proved reserves also differ, but according to the Canadian Oil and Gas Evaluation Handbook, the reference source for the definition of proved reserves under NI 51-101, differences in the estimated proved reserves quantities based on constant prices should not be material. EnCana concurs with this assessment.

EnCana has disclosed proved reserves quantities using the standards contained in SEC Regulation S-X. According to the SEC, proved reserves are the estimated quantities of crude oil, natural gas, and NGLs which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Under U.S. disclosure standards, reserves and production information is disclosed on a net basis (after royalties). The reserves and production information contained in this Appendix “E” is shown on that basis.

CORPORATE STRUCTURE

EnCana Corporation is incorporated under the CBCA. Its executive and registered office is located at 1800, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 2S5.

GENERAL DEVELOPMENT OF THE BUSINESS

EnCana was created through the business combination of Alberta Energy Company Ltd. and PanCanadian Energy Corporation in 2002. At that time, the majority of EnCana’s upstream operations were located in Canada, the U.S., Ecuador and the U.K. central North Sea. From the time of the merger through early 2004, EnCana focused on the development and expansion of its highest growth, highest return assets in these key areas. Beginning in 2004, EnCana sharpened its strategic focus to concentrate on its inventory of North American resource play assets. As part of its ongoing strategic focus, EnCana completed a number of acquisitions while continuing with the divestiture of its non-core assets.

In May 2008, the Board of Directors of EnCana unanimously approved a proposal to split EnCana into two strong and independent energy companies – one a natural gas company and the other an integrated oil company. The proposed Arrangement was expected to close in early January 2009.

In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regained stability.

On September 10, 2009, the Board of Directors of EnCana unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to shareholder approval. The reorganization would result in two publicly traded entities with the names of Cenovus Energy Inc. and EnCana Corporation.

As discussed in the Notice to Reader, the disclosure of EnCana’s business and assets is presented below on the assumption that the Arrangement has been completed and the Cenovus Assets have been transferred to Cenovus prior to the date in respect of which such disclosure relates.

BUSINESS OF ENCANA

EnCana is expected to retain its standing as a leading North American natural gas producer and will be a pure-play natural gas company focused on the development of unconventional resources across North America. EnCana will have a strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins, stretching from northeast British Columbia to east Texas and Louisiana. With a land position of approximately 15.6 million net acres and demonstrated leadership in leveraging technology to unlock unconventional resources, EnCana is positioned to deliver strong, sustainable long-term production growth. Following completion of the Arrangement, EnCana will produce an estimated 2.8 billion cubic feet of natural gas per day, or approximately four percent of the natural gas produced in the United States and Canada.

EnCana’s portfolio of eight natural gas key resource plays will include Greater Sierra in British Columbia (including the emerging Horn River shale play), Cutbank Ridge (including the Montney formation) straddling Alberta and British Columbia, Bighorn and Horseshoe Canyon CBM in Alberta, Jonah in Wyoming, Piceance in Colorado, and East Texas and Fort Worth in Texas. EnCana has assembled large land and resource positions within many of the emerging North American natural gas plays including the Horn River shale in British Columbia and the Haynesville shale in Texas and Louisiana. These and other emerging plays have the potential to add significant reserves and production to EnCana’s strong portfolio of natural gas assets.

EnCana will continue its disciplined and methodical approach to the development of unconventional resources. This begins with the identification of early-stage, geographically expansive gas-charged basins and then assembling large land positions capturing the core resource opportunities. EnCana then focuses on determining the most cost efficient means for unlocking natural gas through a combination of detailed reservoir studies and pilot testing available and emerging drilling and completions technologies. EnCana’s operational and management advances, geo-science knowledge and innovation are applied on a large scale in a manufacturing-style development approach that extends over many years, typically decades. Capital and operating efficiencies will be pursued on an ongoing basis and shared company wide in order to leverage improvements across EnCana’s expansive portfolio. By leveraging economies of scale, EnCana has been able to consistently deliver among the lowest cost structures for natural gas development in the industry.

EnCana will be focused on maximizing margins and increasing shareholder value. Over the next five years, EnCana will target an average annual production growth rate in the range of 9 to 12 percent, and is expected to deliver sufficient cash flow to exceed planned expenditures. It is expected that free cash flow will be used to, among other things, pay a dividend and allow for the potential purchases of New EnCana Common Shares pursuant to a normal course issuer bid program. Dividends and share purchases pursuant to a normal course issuer bid program will be at the sole discretion of the Board. EnCana will focus on the objectives of both capital and financial discipline, lowering cost structures and leveraging technology to generate higher returns and support the development of its portfolio. EnCana’s large portfolio of investment opportunities will provide the flexibility to pursue the most capital efficient projects while minimizing the impact of localized operational constraints or cost inflation. Current development projects are well positioned in many of the lowest supply cost basins in North America. In addition, EnCana intends to maintain a strong balance sheet, targeting a debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times.

EnCana’s operations will primarily be located in Canada and the U.S. All of EnCana’s current proved reserves and production are located in North America. EnCana will also hold select international upstream assets as well as midstream assets in North America.

As at December 31, 2008, the properties that will remain with EnCana post-Arrangement had net proved reserves of approximately 11,823 billion cubic feet of natural gas and approximately 97 million barrels of crude oil and NGLs, as estimated by independent qualified reserves evaluators. Proved developed reserves comprise approximately 59 percent of total natural gas reserves and approximately 70 percent of crude oil and NGLs reserves. The estimated reserves life index as at year end 2008 would have been approximately 10.8 years. Each year, EnCana’s reserves are 100 percent evaluated by external, independent qualified reserves evaluators.

NARRATIVE DESCRIPTION OF ENCANA

It is expected that EnCana’s post-Arrangement operations will be divided into two operating divisions:

•	Canadian Division, comprised of the pre-Arrangement Canadian Foothills Division which includes the majority of EnCana’s Canadian natural gas resource plays: Greater Sierra (including the emerging Horn River shale play), Cutbank Ridge (including the Montney formation), Bighorn and Horseshoe Canyon CBM, as well as Deep Panuke in Atlantic Canada; and

•	USA Division, comprised of the pre-Arrangement USA Division which includes the upstream U.S. assets including its U.S. natural gas resource plays: Jonah, Piceance, East Texas, Fort Worth and the emerging Haynesville Shale.

EnCana may reorganize or rename its operating divisions after the Effective Date to reflect and account for the operations of EnCana following the completion of the Arrangement.

The following map outlines the location of EnCana’s onshore North American landholdings and key resource plays as at December 31, 2008.

Horn River
Greater Sierra
BRITISH COLUMBIA
ALBERTA
Montney
Cutbank Ridge
Edmonton
Bighorn
Calgary
CBM
CANADA
U.S.A.
Helena
MONTANA
WYOMING
Jonah
Casper
Salt Lake City
Piceance
Denver
UTAH
COLORADO
Legend
EnCana Land
Key Resource Plays
Emerging Plays
This graphic is for illustration purposes only.
Land as at December 31, 2008
MISSISSIPPI
Fort Worth
Dallas
Haynesville Shale
TEXAS
U.S.A.
MEXICO
East Texas
LOUISIANA

The following narrative describes EnCana’s operations in greater detail, after giving effect to the Arrangement.

 CANADIAN DIVISION

EnCana’s operations in Canada are focused on the development of unconventional resource plays including tight gas, shales and CBM. EnCana’s Canadian Division will manage the existing Canadian Foothills operations.

Canadian Foothills Operations

Canadian Foothills includes EnCana’s key natural gas growth assets in British Columbia and Alberta. Four key resource plays are located in Canadian Foothills: (i) Greater Sierra; (ii) Cutbank Ridge; (iii) Bighorn; and (iv) CBM. The CBM key resource play (Horseshoe Canyon coalbed methane and commingled shallow gas) is located within the Clearwater business unit. In addition, EnCana has established a leading land position in the emerging Horn River Devonian shale, currently included as part of the Greater Sierra key resource play. In late 2008, the management of the offshore Deep Panuke natural gas project in Atlantic Canada was transferred to Canadian Foothills.

In 2008, Canadian Foothills had total capital investment in western Canada of approximately $2,234 million and drilled approximately 1,064 net wells. As at December 31, 2008, Canadian Foothills had an established land position in western Canada of approximately 12.1 million gross acres (10.2 million net acres); of these, approximately 6.8 million gross acres (5.8 million net acres) are undeveloped. The mineral rights on approximately 43 percent of the total net acreage are owned in fee title by EnCana, which means that the mineral rights are held by EnCana in perpetuity and production is subject to a mineral tax that is generally less than the Crown royalty imposed on production from land where the government owns the mineral rights.

The following table summarizes landholdings for Canadian Foothills as at December 31, 2008.

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working
(thousands of acres)	Gross	Net	Gross	Net	Gross	Net	Interest
Greater Sierra	641	599	1,718	1,428	2,359	2,027	86%
Cutbank Ridge	341	264	957	860	1,298	1,124	87%
Bighorn	304	179	509	324	813	503	62%
Clearwater	3,540	3,127	2,783	2,613	6,323	5,740	91%
Other	461	292	847	554	1,308	846	65%

Canadian Foothills Total(1)	5,287	4,461	6,814	5,779	12,101	10,240	85%

Note:

(1)	Excluding offshore landholdings.

The following table sets forth daily average production figures for the periods indicated.

Production	Natural Gas (MMcf/d)		Crude Oil and NGLs (bbls/d)		Total Production (MMcfe/d)
(annual average)	2008	2007	2008	2007	2008	2007
Greater Sierra	220	211	1,044	852	226	216
Cutbank Ridge(1)	296	258	617	457	300	261
Bighorn(1)	167	126	3,734	2,123	189	139
Clearwater(2)	495	497	10,777	10,595	560	561
Other	122	163	3,808	4,245	145	188

Canadian Foothills Total	1,300	1,255	19,980	18,272	1,420	1,365

Notes:

(1)	Key resource play production information for Cutbank Ridge and Bighorn was restated in 2008 to include the addition of new areas and zones that now qualify for key resource play inclusion based on EnCana’s internal criteria.

(2)	The CBM key resource play, located within the Clearwater area, had 2008 average production of approximately 304 million cubic feet per day (259 million cubic feet per day in 2007).

The following table summarizes EnCana’s interests in producing wells as at December 31, 2008. These figures exclude wells which were capable of producing, but were not producing as of December 31, 2008.

	Producing Gas		Producing Oil		Total Producing
Producing Wells	Wells		Wells		Wells
(number of wells)	Gross	Net	Gross	Net	Gross	Net
Greater Sierra	1,006	970	3	3	1,009	973
Cutbank Ridge(1)	693	599	16	2	709	601
Bighorn(1)	435	303	8	4	443	307
Clearwater(2)	8,976	8,188	151	109	9,127	8,297
Other	595	461	243	153	838	614

Canadian Foothills Total	11,705	10,521	421	271	12,126	10,792

Notes:

(1)	Key resource play production information for Cutbank Ridge and Bighorn was restated in 2008 to include the addition of new areas and zones that now qualify for key resource play inclusion based on EnCana’s internal criteria.

(2)	At December 31, 2008, the CBM key resource play had 5,426 gross producing gas wells (5,072 net gas wells).

The following describes EnCana’s major producing areas or activities in Canadian Foothills.

Greater Sierra

The Greater Sierra area of northeast British Columbia is one of EnCana’s key natural gas resource plays. Primary focus is on the continued development of the Devonian Jean Marie formation and the Horn River Devonian Shale formation.

In 2008, EnCana drilled approximately 106 net natural gas wells in the area and production averaged approximately 220 million cubic feet per day of natural gas. Production has remained relatively constant over the past four years as EnCana has reduced capital expenditures, and is currently targeting a load leveled drilling program that is expected to continue to maintain current production levels.

As at December 31, 2008, EnCana held an average 99 percent interest in 13 production facilities in the area that were capable of processing approximately 500 million cubic feet per day of natural gas. EnCana also held a 100 percent interest in the Ekwan pipeline which has a capacity of approximately 400 million cubic feet per day and transports natural gas from northeast British Columbia to Alberta.

As at December 31, 2008, EnCana controlled approximately 436,000 undeveloped gross acres (260,000 net acres) in the emerging Devonian Shale formation of the Horn River Basin in northeast British Columbia. The Horn River Formation shales (Muskwa, Otter Park and Evie) within EnCana’s focus area are upwards of 500 feet thick. As at December 31, 2008, these shales were evaluated with 15 wells (five vertical and ten horizontal), nine of which have been placed on long-term production (one vertical and eight horizontal). In 2009, EnCana and its partner commenced drilling a larger program of horizontal wells in the Two Island Lake area, and constructing a compressor station and 24-inch raw gas transmission pipeline.

Cutbank Ridge

Cutbank Ridge is a key natural gas resource play located in the Canadian Rocky Mountain foothills, southwest of Dawson Creek, British Columbia. Key producing horizons in Cutbank Ridge include the Montney, Cadomin and Doig formations. The majority of EnCana’s lands in this area were purchased in 2003. The Montney and Cadomin formations are almost exclusively being developed with horizontal well technology. Significant improvements have been achieved with respect to horizontal well completions with the application of multi-stage hydraulic fracturing. In 2008, EnCana drilled approximately 82 net natural gas wells in the area and production averaged approximately 296 million cubic feet per day of natural gas.

EnCana holds approximately 731,000 net acres covering the unconventional deep basin Montney formation, with approximately 244,000 net acres located within EnCana’s core development area near Dawson Creek, British Columbia. EnCana has tested the deep basin Montney play extensively over the last several years and by applying advanced technology has reduced overall development costs significantly, achieving a greater than 70 percent reduction in costs on a completed interval basis over the past two years.

EnCana’s Steeprock plant had a capacity of approximately 70 million cubic feet per day at year end 2007. An expansion was completed in July 2008 to bring total processing capacity to approximately 175 million cubic feet per day.

Bighorn

The Bighorn area in west central Alberta is another of EnCana’s key natural gas resource plays, focusing on exploitation of multi-zone stacked Cretaceous sands in the Deep Basin. The primary producing properties in Bighorn are Resthaven, Kakwa, Wild River, Berland and Aurora. In 2008, EnCana drilled approximately 64 net wells in the area and production averaged approximately 167 million cubic feet per day of sweet natural gas.

EnCana has a working interest in a number of natural gas plants within Bighorn. The Resthaven plant, in which EnCana has a 60.8 percent working interest, has a capacity of approximately 100 million cubic feet per day. The Kakwa gas plant has a capacity of approximately 60 million cubic feet per day. EnCana owns 75 percent of this plant and has firm processing capacity for the remaining 25 percent. The Wild River plant, in which EnCana holds a 70 percent working interest, has a capacity of approximately 30 million cubic feet per day and the Berland River plant, in which EnCana holds a 24 percent working interest, has a capacity of approximately 40 million cubic feet per day.

Clearwater

The Clearwater area extends from the U.S. border to central Alberta. The primary focus of Clearwater is the CBM key natural gas resource play; however, Clearwater is also responsible for the development of the Mannville CBM fairway, and deeper Cretaceous reservoirs. Within Clearwater, EnCana holds approximately 5.7 million net acres with approximately 2.1 million net acres on the Horseshoe Canyon trend. Approximately 77 percent of the total net acreage landholdings are owned in fee title. In 2008, EnCana drilled approximately 698 net CBM wells and production averaged approximately 304 million cubic feet per day of natural gas from the CBM key resource play.

Atlantic Canada

At December 31, 2008, EnCana held an interest in approximately 76,000 gross acres (31,000 net acres) in Atlantic Canada, which includes Nova Scotia and Newfoundland and Labrador. EnCana operates five of its eight licenses in these areas and has an average working interest of approximately 40 percent.

EnCana is the operator of the Deep Panuke gas field, located offshore Nova Scotia, and owned substantially the entire Deep Panuke field at December 31, 2008, after acquiring all of the interests in one of the licenses making up the Deep Panuke field in August 2008. EnCana is currently moving forward with the development of the Deep Panuke natural gas project. Work has been progressing on budget and on schedule in anticipation of first production in the fourth quarter of 2010.

 USA DIVISION

EnCana’s operations in the U.S. are focused on exploiting long-life unconventional natural gas formations in the Jonah field in southwest Wyoming, the Piceance Basin in northwest Colorado, the East Texas and Fort Worth basins in Texas, and the Haynesville Shale in Texas and Louisiana. The majority of the production in the U.S. is from the following four key resource plays: (i) Jonah; (ii) Piceance; (iii) East Texas; and (iv) Fort Worth. The USA Division also has interests in natural gas gathering and processing assets, primarily in Colorado, Wyoming, Texas and Utah.

In 2008, the U.S. had total capital investment of approximately $2,615 million and drilled approximately 750 net wells. As at December 31, 2008, EnCana’s landholdings in the U.S. were approximately 5.4 million gross acres (approximately 4.4 million net acres). Approximately 4.7 million acres gross (approximately 3.9 million net acres) were undeveloped, with the majority in Texas, Colorado, Wyoming and Louisiana.

The following table summarizes landholdings in the U.S. as at December 31, 2008.

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working
(thousands of acres)	Gross	Net	Gross	Net	Gross	Net	Interest
Jonah	12	11	145	131	157	142	90%
Piceance	261	235	784	686	1,045	921	88%
East Texas	105	73	290	263	395	336	85%
Fort Worth	55	52	81	51	136	103	76%
Haynesville Shale	15	13	585	422	600	435	73%
Other	267	176	2,789	2,312	3,056	2,488	81%

USA Total	715	560	4,674	3,865	5,389	4,425	82%

The following table sets forth daily average production figures for the periods indicated.

			Crude Oil and		Total Production
Production	Natural Gas (MMcf/d)		NGLs (bbls/d)		(MMcfe/d)
(annual average)	2008	2007	2008	2007	2008	2007
Jonah	603	557	5,273	5,345	635	589
Piceance	385	348	2,513	2,755	400	364
East Texas	334	143	134	207	335	145
Fort Worth	142	124	500	497	145	127
Other	169	173	4,930	5,376	198	205

USA Total	1,633	1,345	13,350	14,180	1,713	1,430

The following table summarizes EnCana’s interests in producing wells as at December 31, 2008. These figures exclude wells which were capable of producing, but that were not producing as of December 31, 2008.

Producing Wells	Producing Gas Wells		Producing Oil Wells		Total Producing Wells
(number of wells)	Gross	Net	Gross	Net	Gross	Net
Jonah	655	587	—	—	655	587
Piceance	2,907	2,547	3	1	2,910	2,548
East Texas	739	430	6	3	745	433
Fort Worth	711	613	21	20	732	633
Other	2,233	1,473	16	10	2,249	1,483

USA Total	7,245	5,650	46	34	7,291	5,684

The following describes EnCana’s major producing areas or activities in the USA Division.

Jonah

EnCana produces natural gas and associated NGLs from the Jonah field, located in the Green River Basin in southwest Wyoming. The Jonah key natural gas resource play produces from the Lance formation, which contains vertically stacked sands that exist at depths between 8,500 and 13,000 feet. The wells are stimulated with multi-stage advanced hydraulic fracturing techniques. Historically, EnCana’s operations have been conducted in the over-pressured core portion of the field. In 2008, EnCana commenced developing the adjacent normally pressured lands.

Within the over-pressured area, EnCana plans to drill the field to ten acre spacing with higher densities in some areas. As at December 31, 2008, approximately 300 net ten acre locations remain, with approximately 255 additional net locations available. Outside the over-pressured area, EnCana owns approximately 55,000 gross acres, where 40 acre and possibly 20 acre drilling potential exists.

During 2008, EnCana drilled 151 net wells within the core area with 30 day initial production rates averaging 3.5 million to 4.5 million cubic feet per day and 24 net wells in the adjacent lands at initial rates averaging 0.8 million to 1.3 million cubic feet per day. During 2008, the Jonah field averaged approximately 603 million cubic feet per day of natural gas production.

Piceance

The Piceance Basin in northwest Colorado is one of EnCana’s key natural gas resource plays. The basin is characterized by thick natural gas accumulations primarily in the Williams Fork formation. EnCana’s May 2004 acquisition of Tom Brown, Inc. included properties and natural gas production in the basin. In 2008, EnCana drilled approximately 328 net wells in the basin and production of natural gas averaged approximately 385 million cubic feet per day.

In 2006 and 2007, EnCana finalized five agreements to jointly develop portions of the Piceance Basin. In 2008, EnCana finalized another two agreements to jointly develop additional portions of the Piceance Basin that encompassed approximately 28,867 net acres. For the period 2008 to 2011, it is expected that EnCana will drill approximately 336 net wells with third party funds. During 2008, EnCana drilled approximately 113 net wells with third party funds and our partners drilled approximately seven net wells.

East Texas

EnCana produces natural gas and associated NGLs in the East Texas Basin, one of EnCana’s key natural gas resource plays. EnCana first entered East Texas in 2004 with the acquisition of Tom Brown, Inc. In 2005, EnCana entered the Deep Bossier play through an acquisition of a 30 percent interest in the Leor Energy group’s Deep Bossier assets. Subsequently, in 2006, EnCana increased this interest to 50 percent. In November 2007, EnCana acquired the Leor Energy group’s remaining interests in the Deep Bossier play as well as additional East Texas acreage. This tight gas, multi-zone play targets the Bossier and Cotton Valley zones. During 2008, EnCana drilled approximately 78 net wells in the basin and production averaged approximately 334 million cubic feet per day of natural gas.

Fort Worth

EnCana produces natural gas and associated NGLs in the Fort Worth Basin in north Texas. The Fort Worth Basin is one of EnCana’s key natural gas resource plays. Since entering the area in 2003, EnCana has assembled a significant land position in the Barnett Shale play in this basin. EnCana is applying horizontal drilling and multi-stage reservoir stimulation to improve performance in this play. EnCana drilled approximately 83 net wells in the basin in 2008 and production averaged approximately 142 million cubic feet per day of natural gas.

Haynesville Shale

EnCana has established a leading land and resource position in the Haynesville Shale in Texas and Louisiana. EnCana acquired its first leases in 2005, drilled its first three vertical wells in 2006, and has continued to acquire land. In 2007, EnCana signed a 50/50 joint exploration agreement with an unrelated party. As at December 31, 2008, the companies had drilled eight vertical and six horizontal wells and were operating nine rigs in the area drilling horizontal wells exclusively.

In 2008, EnCana increased its leased acreage in the Haynesville Shale play to approximately 435,000 net acres through a series of transactions totaling $1,010 million. Included in this land position is approximately 63,000 net acres of mineral rights that were purchased by EnCana in July 2008 for approximately $300 million, net to EnCana.

Gathering and Processing Facilities

EnCana owns and operates various natural gas gathering and processing facilities within the U.S. The Corporation’s gathering, compression and processing facilities in the Piceance Basin include over 2,500 kilometres of pipelines and a processing facility with a capacity of approximately 60 million cubic feet per day. In Texas, EnCana’s gathering facilities include field compression and approximately 794 kilometres of pipeline. Near Ft. Lupton, Colorado, the gathering and processing facilities include field compression, over 1,000 kilometres of pipelines and a processing facility with a capacity of approximately 90 million cubic feet per day. Near Moab, Utah, EnCana owns a cryogenic natural gas processing plant with a capacity of approximately 60 million cubic feet per day. In west central Wyoming, EnCana has field compression, over 550 kilometres of pipelines and a refrigeration facility with a capacity of approximately 70 million cubic feet per day. During 2008, two pipelines were sold for approximately $132 million.

 MARKET OPTIMIZATION

Market Optimization is focused on enhancing the netback price of EnCana’s proprietary production. Market optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. In addition, EnCana’s two power assets, the Cavalier and Balzac Power Stations, are managed to optimize its electricity costs, particularly in Alberta.

RESERVES AND OTHER OIL AND GAS INFORMATION

EnCana has retained independent qualified reserves evaluators to evaluate and prepare reports on 100 percent of EnCana’s natural gas, crude oil and NGLs reserves annually since its inception. In 2008, EnCana’s Canadian reserves were evaluated by McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd., and its U.S. reserves were evaluated by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton.

EnCana has a Reserves Committee of independent board members which reviews the qualifications and appointment of the independent qualified reserves evaluators. The Reserves Committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluations by the independent qualified reserves evaluators. The evaluations are conducted from the fundamental geological and engineering data.

 RESERVES QUANTITIES INFORMATION

EnCana’s natural gas reserves increased by approximately 5 percent in 2008 as a result of successful exploration and development drilling, which resulted in extensions and discoveries of 1,891 billion cubic feet. Changes in the revisions and improved recovery category for natural gas reserves were negative at 111 billion cubic feet, or approximately one percent of proved natural gas reserves at the beginning of 2008, primarily as a consequence of relatively low natural gas prices in the U.S. Rockies on December 31, 2008. Approximately two-thirds of extensions and discoveries were in Canada with the balance being in the U.S. Purchase and sale of reserves in place were not material.

During 2007, natural gas reserves increased by approximately 10 percent, on the strength of successful drilling, small positive revisions and acquisitions. Reserves additions from extensions, discoveries and revisions were almost equally distributed between Canada and the U.S. Approximately 14 percent of natural gas reserves additions were due to acquisitions, with approximately 75 percent of these additions attributable to the purchase of Leor Energy’s assets in the East Texas Deep Bossier play.

In 2006, natural gas reserves increased primarily as a result of development and exploration drilling.

At year end 2008, EnCana’s crude oil and NGLs reserves decreased approximately 3 percent in comparison to year end 2007. In 2007, crude oil and NGL reserves in Canada and the U.S. increased approximately 7 percent from year end 2006 as a result of successful drilling. In 2006, crude oil and NGL reserves in Canada and the U.S. remained flat. The sale of EnCana’s Ecuadorian operations was completed in February 2006 resulting in a disposition of approximately 131 million barrels of proved crude oil reserves.

In keeping with U.S. standards requiring that the reserves and related future net revenue be estimated under existing economic and operating conditions (i.e., prices and costs as of the date that the estimate is made), reference year-end 2008 prices were as follows: crude oil (WTI) $44.60/bbl, (Edmonton Light) C$44.27/bbl, decreases of 54 percent and 53 percent from year-end 2007, respectively; natural gas (Henry Hub) $5.71/MMbtu, a decrease of 16 percent from year-end 2007; and natural gas (AECO) C$6.22/MMbtu, a decrease of 6 percent from year-end 2007.

The following table sets forth reserves continuity information prepared by EnCana in accordance with U.S. disclosure standards. The net proved reserves on a constant pricing basis disclosed are those that will continue with EnCana post-Arrangement. The end of year numbers represent estimates derived from the reports of the independent qualified reserves evaluators referred to above.

Net Proved Reserves (EnCana Share After Royalties)(1)(2)(4)
Constant Pricing

	Natural Gas			Crude Oil and Natural Gas Liquids
	(billions of cubic feet)			(millions of barrels)
		United			United
	Canada	States	Total	Canada	States	Ecuador(3)	Total
2006
Beginning of year	4,239	5,267	9,506	41.0	53.1	135.0	229.1
Revisions and improved recovery	215	(88)	127	—	(1.1)	—	(1.1)
Extensions and discoveries	795	606	1,401	5.8	6.4	—	12.2
Purchase of reserves in place	—	68	68	—	0.3	—	0.3
Sale of reserves in place	(4)	(32)	(36)	(0.1)	—	(130.6)	(130.7)
Production	(426)	(431)	(857)	(7.2)	(4.7)	(4.4)	(16.3)

End of year	4,819	5,390	10,209	39.5	54.0	—	93.5

Developed	2,781	2,964	5,745	33.3	33.5	—	66.8
Undeveloped	2,038	2,426	4,464	6.2	20.5	—	26.7

Total	4,819	5,390	10,209	39.5	54.0	—	93.5

2007
Beginning of year	4,819	5,390	10,209	39.5	54.0		93.5
Revisions and improved recovery	40	78	118	0.5	3.6		4.1
Extensions and discoveries	833	827	1,660	8.5	5.9		14.4
Purchase of reserves in place	63	211	274	0.2	—		0.2
Sale of reserves in place	(24)	(7)	(31)	(0.2)	—		(0.2)
Production	(458)	(491)	(949)	(6.7)	(5.2)		(11.9)

End of year	5,273	6,008	11,281	41.8	58.3		100.1

Developed	3,050	3,368	6,418	33.7	37.0		70.7
Undeveloped	2,223	2,640	4,863	8.1	21.3		29.4

Total	5,273	6,008	11,281	41.8	58.3		100.1

2008
Beginning of year	5,273	6,008	11,281	41.8	58.3		100.1
Revisions and improved recovery	55	(166)	(111)	1.5	(3.6)		(2.1)
Extensions and discoveries	1,236	655	1,891	9.7	3.8		13.5
Purchase of reserves in place	32	7	39	0.2	—		0.2
Sale of reserves in place	(128)	(75)	(203)	(0.9)	(2.0)		(2.9)
Production	(476)	(598)	(1,074)	(7.3)	(4.9)		(12.2)

End of year	5,992	5,831	11,823	45.0	51.6		96.6

Developed	3,230	3,720	6,950	33.5	33.9		67.4
Undeveloped	2,762	2,111	4,873	11.5	17.7		29.2

Total	5,992	5,831	11,823	45.0	51.6		96.6

Notes:

(1)	Definitions:

(a)	“Net” reserves are the remaining reserves of EnCana, after deduction of estimated royalties and including royalty interests.

(b)	“Proved” reserves are the estimated quantities of crude oil, natural gas and NGLs which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.

(c)	“Proved Developed” reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

(d)	“Proved Undeveloped” reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)	EnCana does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

(3)	EnCana divested its Ecuadorian operations in 2006.

(4)	Reserve estimates at December 31, 2008 for properties located in Alberta have been prepared using the Alberta royalty framework which came into effect on January 1, 2009.

 PRODUCTION VOLUMES AND PER-UNIT RESULTS

Production Volumes

The following tables summarize net daily production volumes for EnCana on a quarterly basis for the periods indicated.

	Production Volumes — 2008
	Year	Q4	Q3	Q2	Q1
PRODUCTION VOLUMES

Continuing Operations:

Produced Gas (MMcf/d)
Canadian Foothills	1,300	1,302	1,351	1,289	1,256
USA	1,633	1,677	1,674	1,629	1,552

Total Produced Gas	2,933	2,979	3,025	2,918	2,808

Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil — Canadian Foothills	8,473	8,437	8,217	8,376	8,867
Natural Gas Liquids(1)
Canadian Foothills	11,507	11,265	11,730	11,779	11,256
USA	13,350	12,831	13,853	13,482	13,232

Total Oil and Natural Gas Liquids	33,330	32,533	33,800	33,637	33,355

Total Continuing Operations (MMcfe/d)	3,132	3,174	3,227	3,120	3,008

	Production Volumes — 2007
	Year	Q4	Q3	Q2	Q1
PRODUCTION VOLUMES

Continuing Operations:

Produced Gas (MMcf/d)
Canadian Foothills	1,255	1,313	1,280	1,231	1,196
USA	1,345	1,464	1,387	1,303	1,222

Total Produced Gas	2,600	2,777	2,667	2,534	2,418

Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil — Canadian Foothills	8,216	8,441	7,978	7,959	8,489
Natural Gas Liquids(1)
Canadian Foothills	10,056	10,966	9,932	9,811	9,497
USA	14,180	14,791	15,578	13,809	12,503

Total Oil and Natural Gas Liquids	32,452	34,198	33,488	31,579	30,489

Total Continuing Operations (MMcfe/d)	2,795	2,982	2,868	2,723	2,601

Note:
(1)               Natural gas liquids include condensate volumes.

	Production Volumes – 2006
	Year	Q4	Q3	Q2	Q1
PRODUCTION VOLUMES

Continuing Operations:

Produced Gas (MMcf/d)
Canadian Foothills	1,166	1,207	1,155	1,177	1,128
USA	1,182	1,201	1,197	1,169	1,161

Total Produced Gas	2,348	2,408	2,352	2,346	2,289

Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil — Canadian Foothills	9,037	8,643	8,717	9,163	9,970
Natural Gas Liquids(1)
Canadian Foothills	10,333	10,459	10,061	10,289	10,527
USA	12,958	12,584	13,311	13,353	12,582

Total Oil and Natural Gas Liquids	32,328	31,686	32,089	32,805	33,079

Total Continuing Operations (MMcfe/d)	2,542	2,598	2,545	2,542	2,486

Discontinued Operations:

Ecuador (bbls/d)	11,996	—	—	—	48,650

Total Discontinued Operations (MMcfe/d)	72	—	—	—	292

Total (MMcfe/d)	2,614	2,598	2,545	2,542	2,778

Note:
(1)               Natural gas liquids include condensate volumes.

Per-Unit Results

The following tables summarize net per-unit results for EnCana on a quarterly basis for the periods indicated. The results exclude the impact of realized financial hedging.

	Per-Unit Results — 2008
	Year	Q4	Q3	Q2	Q1
Continuing Operations:

Produced Gas — Canadian Foothills ($/Mcf)
Price	8.12	5.87	9.03	9.94	7.61
Production and mineral taxes	0.06	0.03	0.09	0.09	0.03
Transportation and selling	0.42	0.37	0.43	0.43	0.47
Operating	1.15	0.98	0.87	1.39	1.41

Netback	6.49	4.49	7.64	8.03	5.70

Produced Gas — USA ($/Mcf)
Price	7.89	5.01	8.54	9.93	8.19
Production and mineral taxes	0.56	0.35	0.56	0.72	0.62
Transportation and selling	0.84	0.87	0.86	0.81	0.81
Operating	0.59	0.56	0.38	0.71	0.71

Netback	5.90	3.23	6.74	7.69	6.05

Produced Gas — Total ($/Mcf)
Price	7.99	5.39	8.76	9.93	7.93
Production and mineral taxes	0.34	0.21	0.35	0.44	0.36
Transportation and selling	0.66	0.65	0.67	0.64	0.66
Operating	0.84	0.74	0.60	1.01	1.02

Netback	6.15	3.79	7.14	7.84	5.89

Natural Gas Liquids — Canadian Foothills ($/bbl)
Price	80.22	42.03	95.49	101.23	80.80
Production and mineral taxes	—	—	—	—	—
Transportation and selling	1.33	1.33	1.20	1.73	1.04

Netback	78.89	40.70	94.29	99.50	79.76

Natural Gas Liquids — USA ($/bbl)
Price	83.18	45.39	97.63	105.73	82.22
Production and mineral taxes	7.25	3.79	8.19	9.75	7.13
Transportation and selling	—	—	—	—	—

Netback	75.93	41.60	89.44	95.98	75.09

Natural Gas Liquids — Total ($/bbl)
Price	81.81	43.82	96.65	103.62	81.56
Production and mineral taxes	3.88	2.02	4.44	5.17	3.82
Transportation and selling	0.62	0.62	0.55	0.81	0.48

Netback	77.31	41.18	91.66	97.64	77.26

Crude Oil — Light and Medium — Canadian Foothills ($/bbl)
Price	91.78	47.51	112.73	114.28	93.42
Production and mineral taxes	1.48	1.11	1.65	2.05	1.16
Transportation and selling	2.07	1.55	2.12	2.70	1.92
Operating	12.75	11.68	10.02	15.39	13.84

Netback	75.48	33.17	98.94	94.14	76.50

Total Liquids ($/bbl)
Price	84.38	44.78	100.56	106.23	84.79
Production and mineral taxes	3.27	1.78	3.76	4.39	3.11
Transportation and selling	0.98	0.86	0.93	1.28	0.86
Operating	3.40	3.03	2.44	4.06	4.08

Netback	76.73	39.11	93.43	96.50	76.74

Total ($/Mcfe)
Price	8.38	5.51	9.26	10.44	8.35
Production and mineral taxes	0.35	0.21	0.37	0.46	0.37
Transportation and selling	0.62	0.62	0.64	0.62	0.62
Operating(1)	0.82	0.73	0.59	0.99	1.00

Netback	6.59	3.95	7.66	8.37	6.36

Note:
(1)               Operating costs for the year include a recovery of costs related to long-term incentives of $0.01/Mcfe.

	Per-Unit Results — 2007
	Year	Q4	Q3	Q2	Q1
Continuing Operations:

Produced Gas — Canadian Foothills ($/Mcf)
Price	6.30	6.44	5.46	6.86	6.46
Production and mineral taxes	0.08	0.04	0.08	0.11	0.10
Transportation and selling	0.42	0.41	0.41	0.43	0.43
Operating	1.05	1.14	0.96	1.02	1.09

Netback	4.75	4.85	4.01	5.30	4.84

Produced Gas — USA ($/Mcf)
Price	5.38	5.03	4.68	5.73	6.24
Production and mineral taxes	0.34	0.29	0.38	0.17	0.53
Transportation and selling	0.62	0.64	0.60	0.65	0.61
Operating	0.65	0.70	0.52	0.71	0.67

Netback	3.77	3.40	3.18	4.20	4.43

Produced Gas — Total ($/Mcf)
Price	5.82	5.70	5.05	6.28	6.35
Production and mineral taxes	0.21	0.17	0.24	0.14	0.32
Transportation and selling	0.53	0.53	0.51	0.54	0.52
Operating	0.84	0.91	0.74	0.86	0.88

Netback	4.24	4.09	3.56	4.74	4.63

Natural Gas Liquids — Canadian Foothills ($/bbl)
Price	59.26	73.42	63.06	55.10	42.82
Production and mineral taxes	—	—	—	—	—
Transportation and selling	1.14	1.08	2.02	0.83	0.61

Netback	58.12	72.34	61.04	54.27	42.21

Natural Gas Liquids — USA ($/bbl)
Price	59.83	73.45	60.17	55.43	47.77
Production and mineral taxes	4.28	6.12	1.95	4.71	4.56
Transportation and selling	0.01	—	0.01	0.01	0.01

Netback	55.54	67.33	58.21	50.71	43.20

Natural Gas Liquids — Total ($/bbl)
Price	59.59	73.44	61.31	55.29	45.60
Production and mineral taxes	2.48	3.48	1.18	2.73	2.56
Transportation and selling	0.48	0.47	0.80	0.36	0.27

Netback	56.63	69.49	59.33	52.20	42.77

Crude Oil — Light and Medium — Canadian Foothills ($/bbl)
Price	64.63	81.51	67.07	57.00	52.31
Production and mineral taxes	1.05	1.59	0.76	1.47	0.37
Transportation and selling	1.77	1.66	2.16	1.79	1.49
Operating	10.84	12.72	11.21	9.31	10.03

Netback	50.97	65.54	52.94	44.43	40.42

Total Liquids ($/bbl)
Price	60.90	75.44	62.73	55.72	47.55
Production and mineral taxes	2.12	3.01	1.10	2.40	1.95
Transportation and selling	0.81	0.76	1.12	0.72	0.60
Operating	3.08	3.53	3.03	2.65	3.07

Netback	54.89	68.14	57.48	49.95	41.93

Total ($/Mcfe)
Price	6.12	6.17	5.43	6.49	6.46
Production and mineral taxes	0.22	0.19	0.23	0.16	0.32
Transportation and selling	0.50	0.50	0.49	0.51	0.49
Operating(1)	0.82	0.88	0.72	0.83	0.85

Netback	4.58	4.60	3.99	4.99	4.80

Note:
(1)               Operating costs for the year include costs related to long-term incentives of $0.06/Mcfe.

	Per-Unit Results — 2006
	Year	Q4	Q3	Q2	Q1
Continuing Operations:
Produced Gas — Canadian Foothills ($/Mcf)
Price	6.30	5.99	5.68	5.81	7.81
Production and mineral taxes	0.09	0.05	0.08	0.07	0.16
Transportation and selling	0.44	0.40	0.46	0.45	0.45
Operating	0.92	0.96	0.94	0.89	0.88

Netback	4.85	4.58	4.20	4.40	6.32

Produced Gas — USA ($/Mcf)
Price	6.35	5.65	6.04	6.08	7.70
Production and mineral taxes	0.49	0.50	0.43	0.22	0.85
Transportation and selling	0.54	0.60	0.57	0.50	0.49
Operating	0.65	0.68	0.59	0.70	0.64

Netback	4.67	3.87	4.45	4.66	5.72

Produced Gas — Total ($/Mcf)
Price	6.33	5.82	5.86	5.94	7.75
Production and mineral taxes	0.29	0.28	0.25	0.15	0.51
Transportation and selling	0.49	0.50	0.52	0.47	0.47
Operating	0.78	0.82	0.76	0.79	0.76

Netback	4.77	4.22	4.33	4.53	6.01

Natural Gas Liquids — Canadian Foothills ($/bbl)
Price	51.12	44.63	55.75	55.31	49.05
Production and mineral taxes	—	—	—	—	—
Transportation and selling	0.75	0.66	0.84	0.82	0.70

Netback	50.37	43.97	54.91	54.49	48.35

Natural Gas Liquids — USA ($/bbl)
Price	56.33	51.04	61.76	58.25	54.07
Production and mineral taxes	4.19	4.62	4.42	2.60	5.18
Transportation and selling	0.01	0.01	0.01	0.01	0.01

Netback	52.13	46.41	57.33	55.64	48.88

Natural Gas Liquids — Total ($/bbl)
Price	53.97	48.08	59.08	56.94	51.77
Production and mineral taxes	2.29	2.49	2.45	1.44	2.80
Transportation and selling	0.35	0.31	0.38	0.37	0.33

Netback	51.33	45.28	56.25	55.13	48.64

Crude Oil — Light and Medium — Canadian Foothills ($/bbl)
Price	57.74	46.27	63.26	68.08	53.43
Production and mineral taxes	1.27	0.96	0.83	1.54	1.69
Transportation and selling	1.41	0.72	2.05	0.89	1.95
Operating	10.21	11.13	11.85	9.37	8.72

Netback	44.85	33.46	48.53	56.28	41.07

Total Liquids ($/bbl)
Price	55.16	47.73	60.51	59.98	52.30
Production and mineral taxes	2.01	2.08	2.03	1.48	2.47
Transportation and selling	0.64	0.42	0.82	0.51	0.82
Operating	2.99	3.14	3.29	2.82	2.73

Netback	49.52	42.09	54.37	55.17	46.28

Total ($/Mcfe)
Price	6.55	5.97	6.18	6.26	7.83
Production and mineral taxes	0.30	0.28	0.26	0.15	0.50
Transportation and selling	0.46	0.47	0.49	0.44	0.45
Operating(1)	0.76	0.80	0.75	0.77	0.74

Netback	5.03	4.42	4.68	4.90	6.14

Discontinued Operations:
Crude Oil — Ecuador ($/bbl)
Price	44.35	—	—	—	44.35
Production and mineral taxes	5.03	—	—	—	5.03
Transportation and selling	2.25	—	—	—	2.25
Operating	5.55	—	—	—	5.55

Netback	31.52	—	—	—	31.52

Note:
(1)               Operating costs for the year include costs related to long-term incentives of $0.02/Mcfe.

The following tables show the impact of realized financial hedging on EnCana’s per-unit results.

	2008
	Year	Q4	Q3	Q2	Q1
Continuing Operations:

Natural Gas ($/Mcf)	0.07	1.94	(0.69)	(1.25)	0.25
Liquids ($/bbl)	(3.65)	1.14	(5.43)	(6.70)	(3.45)
Total ($/Mcfe)	0.03	1.84	(0.71)	(1.24)	0.20

	2007
	Year	Q4	Q3	Q2	Q1
Continuing Operations:

Natural Gas ($/Mcf)	1.55	1.71	1.87	1.55	1.01
Liquids ($/bbl)	(1.90)	(5.07)	(2.54)	(0.93)	1.44
Total ($/Mcfe)	1.42	1.53	1.71	1.43	0.96

	2006
	Year	Q4	Q3	Q2	Q1
Continuing Operations:

Natural Gas ($/Mcf)	0.43	0.87	0.77	0.62	(0.60)
Liquids ($/bbl)	(2.15)	(2.19)	(2.09)	(2.22)	(2.09)
Total ($/Mcfe)	0.37	0.78	0.69	0.54	(0.58)

Discontinued Operations:

Ecuador Oil ($/bbl)	(0.12)	—	—	—	(0.12)

 DRILLING ACTIVITY

The following tables summarize EnCana’s gross participation and net interest in wells drilled for the periods indicated.

Exploration Wells Drilled(1)(2)(3)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
Continuing Operations:

2008:
Canadian Foothills	70	54	8	5	—	—	78	59	69	147	59
USA	26	14	—	—	—	—	26	14	—	26	14
Other	—	—	—	—	3	1	3	1	—	3	1

Total	96	68	8	5	3	1	107	74	69	176	74

2007:
Canadian Foothills	116	92	4	3	—	—	120	95	91	211	95
USA	2	2	—	—	—	—	2	2	—	2	2
Other	—	—	—	—	4	3	4	3	—	4	3

Total	118	94	4	3	4	3	126	100	91	217	100

2006:
Canadian Foothills	262	212	5	5	7	6	274	223	20	294	223
USA	12	7	—	—	2	1	14	8	—	14	8
Other	—	—	2	1	4	1	6	2	—	6	2

Total	274	219	7	6	13	8	294	233	20	314	233

Development Wells Drilled(1)(2)(3)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
Continuing Operations:

2008:
Canadian Foothills	1,088	989	17	16	—	—	1,105	1,005	329	1,434	1,005
USA	904	736	—	—	—	—	904	736	378	1,282	736

Total	1,992	1,725	17	16	—	—	2,009	1,741	707	2,716	1,741

2007:
Canadian Foothills	1,528	1,425	20	18	1	1	1,549	1,444	325	1,874	1,444
USA	809	641	—	—	1	1	810	642	36	846	642

Total	2,337	2,066	20	18	2	2	2,359	2,086	361	2,720	2,086

2006:
Canadian Foothills	1,187	1,048	13	7	—	—	1,200	1,055	32	1,232	1,055
USA	779	625	—	—	7	6	786	631	22	808	631

Total	1,966	1,673	13	7	7	6	1,986	1,686	54	2,040	1,686

Discontinued Operations:

Ecuador – 2006	—	—	7	6	1	1	8	7	—	8	7

Notes:

(1)	“Gross” wells are the total number of wells in which EnCana has an interest.
(2)	“Net” wells are the number of wells obtained by aggregating EnCana’s working interest in each of its gross wells.
(3)	At December 31, 2008, EnCana was in the process of drilling 11 gross wells (10 net wells) in Canada and 47 gross wells (38 net wells) in the U.S.

 LOCATION OF WELLS

The following table summarizes EnCana’s interest in producing wells and wells capable of producing(1)(2) as at December 31, 2008.

	Gas		Oil		Total
	Gross	Net	Gross	Net	Gross	Net
	(number of wells)
Continuing Operations:
Alberta	11,570	10,238	554	353	12,124	10,591
British Columbia	2,023	1,894	17	12	2,040	1,906

Total Canada	13,593	12,132	571	365	14,164	12,497

Colorado	4,741	4,159	6	2	4,747	4,161
Texas	1,741	1,213	40	29	1,781	1,242
Wyoming	2,151	1,488	4	3	2,155	1,491
Utah	35	31	12	12	47	43
Louisiana	27	18	—	—	27	18
Kansas	1	1	—	—	1	1
Montana	1	1	—	—	1	1

Total United States	8,697	6,911	62	46	8,759	6,957

Total	22,290	19,043	633	411	22,923	19,454

Notes:

(1)	EnCana has varying royalty interests in 7,228 natural gas wells and 5,457 crude oil wells which are producing or capable of producing.
(2)	Includes wells containing multiple completions as follows: 10,381 gross natural gas wells (9,387 net wells) and 204 gross crude oil wells (136 net wells).

 INTEREST IN MATERIAL PROPERTIES

The following table summarizes EnCana’s developed, undeveloped and total landholdings(1)(2)(3)(4)(5)(6) as at December 31, 2008.

		Developed		Undeveloped		Total
		Gross	Net	Gross	Net	Gross	Net
	(thousands of acres)
Canada
Alberta	— Fee	2,628	2,628	1,796	1,796	4,424	4,424
	— Crown	1,430	806	1,714	1,300	3,144	2,106
	— Freehold	224	126	157	138	381	264

		4,282	3,560	3,667	3,234	7,949	6,794

British Columbia	— Crown	1,005	901	3,095	2,533	4,100	3,434
	— Freehold	—	—	7	—	7	—

		1,005	901	3,102	2,533	4,107	3,434

Newfoundland and Labrador	— Crown	—	—	35	2	35	2
Nova Scotia	— Crown	—	—	41	29	41	29
Northwest Territories	— Crown	—	—	45	12	45	12

Total Canada		5,287	4,461	6,890	5,810	12,177	10,271

		Developed		Undeveloped		Total
		Gross	Net	Gross	Net	Gross	Net
	(thousands of acres)
United States
Colorado	— Federal/State Lands	199	184	668	614	867	798
	— Freehold	102	93	166	153	268	246
	— Fee	1	1	4	4	5	5

		302	278	838	771	1,140	1,049

Texas	— Federal/State Lands	12	7	460	441	472	448
	— Freehold	227	166	1,091	873	1,318	1,039
	— Fee	—	—	4	2	4	2

		239	173	1,555	1,316	1,794	1,489

Wyoming	— Federal/State Lands	137	82	546	393	683	475
	— Freehold	17	10	31	16	48	26

		154	92	577	409	731	501

Louisiana	— Federal/State Lands	—	—	2	1	2	1
	— Freehold	11	9	511	328	522	337
	— Fee	—	—	87	87	87	87

		11	9	600	416	611	425

Other	— Federal/State Lands	8	7	358	219	366	226
	— Freehold	1	1	746	734	747	735
	— Fee	—	—	—	—	—	—

		9	8	1,104	953	1,113	961

Total United States		715	560	4,674	3,865	5,389	4,425

Greenland		—	—	1,700	808	1,700	808
Australia		—	—	104	40	104	40
Azerbaijan		—	—	346	17	346	17

Total International		—	—	2,150	865	2,150	865

Total		6,002	5,021	13,714	10,540	19,716	15,561

Notes:

(1)	This table excludes approximately 2.4 million gross acres under lease or sublease, reserving to EnCana royalties or other interests.

(2)	Fee lands are those lands in which EnCana has a fee simple interest in the minerals rights and has either: (i) not leased out all of the mineral zones; or (ii) retained a working interest. The current fee lands acreage summary now includes all fee titles owned by EnCana that have one or more zones that remain unleased or available for development.

(3)	Crown / Federal / State lands are those owned by the federal, provincial, or state government or the First Nations, in which EnCana has purchased a working interest lease.

(4)	Freehold lands are owned by individuals (other than a Government or EnCana), in which EnCana holds a working interest lease.

(5)	Gross acres are the total area of properties in which EnCana has an interest.

(6)	Net acres are the sum of EnCana’s fractional interest in gross acres.

 ACQUISITIONS, DIVESTITURES AND CAPITAL EXPENDITURES

EnCana’s growth in recent years has been achieved through a combination of internal growth and acquisitions. EnCana has a large inventory of internal growth opportunities and also continues to examine select acquisition opportunities to develop and expand its key resource plays. The acquisition opportunities may include corporate or asset acquisitions. EnCana may finance any such acquisitions with debt, equity, cash generated from operations, proceeds from asset divestitures or a combination of these sources.

The following table summarizes EnCana’s net capital investment for 2008 and 2007.

	2008	2007
	($ millions)
Capital Investment
Canadian Foothills	2,299	2,439
USA	2,615	1,919
Market Optimization	1	2
Corporate & Other	116	144

Capital Investment	5,031	4,504

Acquisitions
Property
Canadian Foothills	151	75
USA(1)	1,023	2,613
Divestitures
Property
Canadian Foothills(2)	(400)	(213)
USA	(251)	(10)
Corporate & Other(3)	(41)	(47)

Corporate
Corporate & Other(4)	(165)	(211)

Net Acquisition and Divestiture Activity	317	2,207

Net Capital Investment	5,348	6,711

Notes:

(1)	In 2008, mainly includes Haynesville properties. In 2007, mainly includes the Deep Bossier natural gas and land interests of the privately-owned Leor Energy group in East Texas acquired November 20, 2007.

(2)	In 2007, consists primarily of the sale of Mackenzie Delta assets which was completed on May 30, 2007.

(3)	In 2007, consists primarily of the sale of EnCana’s office building project assets, The Bow, which was completed on February 9, 2007, and the sale of Australia assets which was completed on August 15, 2007.

(4)	In 2008, mainly includes the sale of interests in Brazil which was completed on September 18, 2008. In 2007, sale of interests in Chad was completed on January 12, 2007 and sale of interests in Oman was completed on November 28, 2007.

 DELIVERY COMMITMENTS

As part of ordinary business operations, EnCana has a number of delivery commitments to provide crude oil and natural gas under existing contracts and agreements. The Corporation has sufficient reserves of natural gas and crude oil to meet these commitments.

APPENDIX “F”
INFORMATION CONCERNING CENOVUS POST-ARRANGEMENT

NOTICE TO READER	F-4

NOTE REGARDING FORWARD-LOOKING STATEMENTS	F-5

NOTE REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION	F-6

CORPORATE STRUCTURE	F-7

INTERCORPORATE RELATIONSHIPS	F-7

GENERAL DEVELOPMENT OF THE BUSINESS	F-8

THE ARRANGEMENT	F-8
CENOVUS	F-8

NARRATIVE DESCRIPTION OF CENOVUS	F-12

INTEGRATED OIL DIVISION	F-14
CANADIAN PLAINS DIVISION	F-17

RESERVES AND OTHER OIL AND GAS INFORMATION	F-20

RESERVES QUANTITIES INFORMATION	F-20
OTHER DISCLOSURES ABOUT OIL AND GAS ACTIVITIES	F-22
PRODUCTION VOLUMES AND PER-UNIT RESULTS	F-24
DRILLING ACTIVITY	F-30
LOCATION OF WELLS	F-31
INTEREST IN MATERIAL PROPERTIES	F-31
ACQUISITIONS, DIVESTITURES AND CAPITAL EXPENDITURES	F-32
DELIVERY COMMITMENTS	F-32

GENERAL	F-33

COMPETITIVE CONDITIONS	F-33
ENVIRONMENTAL PROTECTION	F-33
SOCIAL AND ENVIRONMENTAL POLICIES	F-33
EMPLOYEES	F-34
FOREIGN OPERATIONS	F-34

DESCRIPTION OF CAPITAL STRUCTURE	F-34

CENOVUS COMMON SHARES	F-34
CENOVUS PREFERRED SHARES	F-36

DIVIDENDS	F-36

DIVIDENDS	F-36
DIVIDEND REINVESTMENT PLAN	F-36

CREDIT RATINGS	F-36

PRO FORMA CONSOLIDATED CAPITALIZATION	F-37

CREDIT FACILITIES	F-37
DEBT SECURITIES	F-37

OPTIONS TO PURCHASE SECURITIES	F-39

PRIOR SALES	F-40

ESCROWED SECURITIES	F-40

PRINCIPAL SHAREHOLDERS	F-40

DIRECTORS AND EXECUTIVE OFFICERS	F-41

DIRECTORS	F-41
EXECUTIVE OFFICERS	F-42
FIVE YEAR OCCUPATIONAL HISTORY OF DIRECTORS AND EXECUTIVE OFFICERS	F-43
OTHER REPORTING ISSUER EXPERIENCE	F-44
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	F-45
PENALTIES OR SANCTIONS	F-45
PERSONAL BANKRUPTCIES	F-45
CONFLICTS OF INTEREST	F-45

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	F-46

AUDIT COMMITTEE	F-46

COMPOSITION OF THE AUDIT COMMITTEE	F-46
PRE-APPROVAL POLICIES AND PROCEDURES	F-47

CORPORATE GOVERNANCE	F-47

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	F-47

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	F-52

RISK FACTORS	F-52

PROMOTER	F-57

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	F-57

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	F-57

INTERESTS OF EXPERTS	F-57

AUDITORS, TRANSFER AGENTS AND REGISTRARS	F-58

AUDITORS	F-58
TRANSFER AGENTS AND REGISTRARS	F-58

MATERIAL CONTRACTS	F-58

SCHEDULE “A” REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS	F-59

SCHEDULE “B” REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION	F-60

SCHEDULE “C” CENOVUS AUDIT COMMITTEE MANDATE	F-61

SCHEDULE “D” CENOVUS BOARD OF DIRECTORS’ MANDATE	F-68

NOTICE TO READER

As at the date hereof, 7050372 Canada Inc. has not carried on any active business. Pursuant to the Arrangement, Cenovus will become an independent, public corporation. Unless otherwise indicated, the disclosure in this Appendix “F” has been prepared assuming that the Arrangement has become effective and that Cenovus has become an independent, public corporation. In particular, the disclosure in respect of the business and assets of Cenovus contained in this Appendix “F” is presented on the assumption that the Arrangement has become effective and the Cenovus Assets have been transferred to Cenovus prior to the date in respect of which such disclosure relates. References to the “Cenovus Assets” in this Appendix “F” are to such assets as held by EnCana prior to the Arrangement and to be held by Cenovus upon the Arrangement becoming effective. Financial information included in this Appendix “F” has, unless otherwise indicated, been derived from the historical consolidated financial statements of EnCana for each of the relevant periods and is presented in this Appendix “F” on a carve-out basis from such historical consolidated financial statements of EnCana for the relevant period. Where indicated, information presented on a pro forma basis has been derived from the historical Cenovus Energy carve-out consolidated financial statements for the relevant period set out in Appendix “H” to this Information Circular. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix “F” have the meaning given to such words and phrases in the Glossary to this Information Circular.

In order to facilitate the incorporation and organization of Cenovus, three officers of EnCana have been appointed to the Cenovus Board on an interim basis. Unless otherwise indicated, references herein to the programs, policies, procedures, practices, guidelines, mandates and plans (collectively, the “Programs and Policies”) of Cenovus refer, in each case, to the Programs and Policies of Cenovus which are expected to be formally ratified and adopted by the Cenovus Board subsequent to the Arrangement. Each of the Programs and Policies are expected to be in substantially the same form as those presently in place at EnCana and, unless otherwise indicated, the disclosure in respect thereof contained in this Appendix “F” is presented on the assumption that the Programs and Policies have been formally ratified by the Cenovus Board in such form and have been instituted at Cenovus. Notwithstanding the foregoing, prior to the formal ratification and adoption of each of the Programs and Policies, it is expected that the Cenovus Board will review and adjust such Programs and Policies to the extent necessary to ensure that the specific requirements of Cenovus and its operations are met. Accordingly, the disclosure contained in this Appendix “F” in respect of such Programs and Policies remains subject to revision prior or subsequent to the Effective Date.

Unless otherwise specified, all dollar amounts are expressed in U.S. dollars and all references to “dollars”, “U.S.$” or to “$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. All production and reserves information is presented on an after royalties basis consistent with U.S. reporting protocol.

Unless otherwise indicated, all financial statements and financial information included in this Appendix “F” is determined using Canadian GAAP, which differs from U.S. GAAP in certain material respects, and thus may not be comparable to financial statements and financial information of U.S. companies. The notes to the Cenovus Energy audited carve-out consolidated financial statements for the year ended December 31, 2008 attached as Appendix “H” to this Information Circular contain a discussion of the principal differences between the financial results calculated under Canadian GAAP and under U.S. GAAP.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Appendix “F” contains certain forward-looking statements or information (collectively referred to in this note as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as “projected”, “anticipate”, “believe”, “expect”, “plan”, “intend” or similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact contained in this Appendix “F” are forward-looking statements, including, but not limited to, statements relating to the proposed Arrangement and expected future attributes of Cenovus following completion of the Arrangement, the anticipated benefits of the Arrangement, operational information, future exploration and development plans, future acquisition or disposition opportunities, estimates of proved reserves, production growth rates over the long-term, free cash flow, post-Arrangement financial metrics (including debt to capitalization and debt to adjusted EBITDA), future net capital investment, wells expected to be drilled within the various divisions of Cenovus and by Cenovus as a whole, anticipated future production, production capacity and annual production growth rate, Cenovus’s corporate structure, division of the Cenovus Assets, successful use of new technology and innovations to increase recovery and decrease costs, possible internal and external growth opportunities for the Cenovus Assets and the possible form of financing for the same, capital requirements, the timing of completion and anticipated capacities of the Foster Lake and Christina Lake expansions, the anticipated capacities of and the timing of capacity expansions for the Wood River refinery, including the timing of completion of the CORE project and the capital expenditures for such expansions, the ability of Cenovus and ConocoPhillips to successfully manage and operate the integrated oil business and the ability of the parties to obtain necessary regulatory approvals, expectations that Cenovus will carry out certain market optimization activities in the marketing of crude oil and natural gas, expectations of future cash flows, ability of Cenovus to meet its delivery commitments of crude oil, natural gas and refined products, the ability of Cenovus to meet its social and environmental policies, the estimated number of Cenovus employees, the expectation that Cenovus Assets being located in North America limits Cenovus’s exposure to risks and uncertainties, the capital structure of Cenovus, the amount of dividends, including the frequency thereof, the expectation that Cenovus will establish a dividend reinvestment plan, that Cenovus may declare in the future, the ability of Cenovus to purchase Cenovus Common Shares pursuant to a normal course issuer bid program, the expectation that Cenovus will be able to seek and obtain ratings from certain rating agencies and the expected ratings upon the Arrangement becoming effective, the ratings attributable to the Cenovus Notes upon completion of the Arrangement, the availability and use of proceeds from the Cenovus Note Offering after the Arrangement becomes effective, the amounts, types, terms and conditions of financing that may be made available to Cenovus, the expectation that the Cenovus Employee Stock Option Plan and Cenovus Shareholder Rights Plan will be approved by Shareholders, the expectation that trading in the Cenovus Common Shares will commence on an “if, as and when issued” basis on both the TSX and NYSE on certain dates and that Cenovus will become a “reporting issuer” under applicable Canadian securities laws, the persons who will serve as directors and executive officers of Cenovus and the expected number of Cenovus Common Shares that they will beneficially own, directly and indirectly, or exercise control or direction as a group, the expected timing of the first annual meeting of holders of Cenovus Common Shares, the expected impact of the Arrangement on employees, operations, suppliers, business partners and stakeholders, statements respecting future pre-transaction and post-transaction financial metrics (including debt to capitalization), estimated capitalization and adequacy thereof for Cenovus, the financing plans and initiatives that may be undertaken by Cenovus, the projected tax consequences of certain transactions and the receipt of rulings and/or opinions related to the Arrangement, the proposed committees of the Cenovus Board including their mandates, the corporate governance practices to be observed by Cenovus, and the key governance documents that will support the corporate framework of Cenovus. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on our current expectations, estimates and assumptions. All such forward-looking statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Reference is made to “Forward-Looking Statements” in the body of this Information Circular for additional information regarding forward-looking statements. The forward-looking statements contained in this Appendix “F” are expressly qualified in their entirety by the foregoing and the cautionary statements set forth in the body of this Information Circular under “Forward-Looking Statements”. Readers are cautioned not to place undue reliance on forward-looking statements contained in this Appendix “F”, which reflect the analysis of the management of EnCana only as of the date of this Information Circular. Neither EnCana nor Cenovus undertakes any obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date of this Information Circular or to reflect the occurrence of unanticipated events, except as required by applicable Canadian securities laws.

NOTE REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

NI 51-101 imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. EnCana and Cenovus have each obtained an exemption from the Canadian securities regulatory authorities to permit it to provide disclosure in accordance with the relevant legal requirements of the SEC. This facilitates comparability of oil and gas disclosure with that provided by U.S. and other international issuers, given that Cenovus expects to be active in the U.S. capital markets. Accordingly, the proved reserves data and much of the other oil and gas information included in or incorporated by reference in this Appendix “F” is disclosed in accordance with U.S. disclosure requirements. Such information, as well as the information that Cenovus anticipates disclosing in the future in reliance on such an exemption, may differ from the corresponding information prepared in accordance with NI 51-101 standards.

The primary differences between the current U.S. requirements and the NI 51-101 requirements are that: (i) the U.S. standards require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves; and (ii) the U.S. standards require that the reserves and related future net revenue be estimated under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made, whereas NI 51-101 requires disclosure of reserves and related future net revenue using forecast prices and costs. The definitions of proved reserves also differ, but according to the Canadian Oil and Gas Evaluation Handbook, the reference source for the definition of proved reserves under NI 51-101, differences in the estimated proved reserves quantities based on constant prices should not be material.

According to the SEC, proved reserves are the estimated quantities of crude oil, natural gas, and NGLs which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.

Under U.S. disclosure standards, reserves and production information is disclosed on a net basis (after royalties). The reserves and production information contained in this Appendix “F” is shown on that basis.

CORPORATE STRUCTURE

Cenovus was incorporated on September 24, 2008 under the CBCA as 7050372 Canada Inc. Pursuant to the Arrangement, 7050372 Canada Inc. and Subco will amalgamate on the Effective Date and the amalgamated company’s name will be “Cenovus Energy Inc.” Cenovus’s executive and registered office will be located at 4000, 421 – 7th Avenue S.W., Calgary, Alberta, Canada T2P 4K9.

Subco will, prior to amalgamating with 7050372 Canada Inc. pursuant to the Arrangement, acquire the Cenovus Assets as part of the Pre-Arrangement Reorganization.

As of the date hereof, 7050372 Canada Inc. has not carried on any active business and has not issued any shares.

 INTERCORPORATE RELATIONSHIPS

It is presently anticipated that, as of the Effective Date, Cenovus will have the following principal subsidiaries and partnerships which will have total assets that exceed 10 percent of the Cenovus Assets or sales and revenues which exceed 10 percent of the total consolidated sales and revenues attributable to the Cenovus Assets as at and for the year ended December 31, 2008.

		Jurisdiction of
		Incorporation, Continuance
Subsidiaries & Partnerships	Percentage Owned(1)	Formation or Organization
FCCL Partnership	50	Alberta
Cenovus FCCL Ltd.(2)	100	Alberta
Cenovus Downstream Holdings ULC(2)	100	Alberta
WRB Refining LLC	50	Delaware
Cenovus US Refineries, LLC(2)	100	Delaware
Cenovus US Refinery Holdings(2)	100	Delaware
Notes:

(1)	Assumes completion of the Arrangement and includes indirect ownership.
(2)	As of the date hereof, these entities are named “EnCana FCCL Ltd.”, “EnCana Downstream Holdings ULC”, “EnCana US Refineries, LLC” and “EnCana US Refinery Holdings”, respectively. It is expected that each will undergo a name change to the above referenced names in connection with the Arrangement.

The above table does not include all of the anticipated subsidiaries and partnerships of Cenovus. The assets and revenues of unnamed subsidiaries and partnerships of Cenovus that are presently anticipated to exist as of the Effective Date did not exceed 20 percent of the Cenovus Assets or total consolidated sales and revenues attributable to the Cenovus Assets as at and for the year ended December 31, 2008.

GENERAL DEVELOPMENT OF THE BUSINESS

 THE ARRANGEMENT

As described in further detail in this Information Circular, the proposed Arrangement is expected to create a new publicly traded company called “Cenovus Energy Inc.”. Cenovus will acquire EnCana’s Integrated Oil and Canadian Plains Divisions in connection with the Arrangement. The Integrated Oil and Canadian Plains Divisions comprise approximately one-third of EnCana’s current production and year end 2008 proved reserves. See “The Arrangement” in this Information Circular and “Narrative Description of Cenovus” in this Appendix “F”.

If the proposed Arrangement is approved by the Shareholders and the Court and the other conditions precedent to completion of the Arrangement are satisfied or waived, EnCana will be divided into two separate publicly traded companies and each Shareholder (other than a Dissenting Shareholder) will receive one New EnCana Common Share (which will continue to be represented by existing EnCana Common Share certificates) and one Cenovus Common Share in exchange for each EnCana Common Share held. See “The Arrangement – Arrangement Mechanics” in this Information Circular.

The Canadian Tax Ruling has been obtained by EnCana which confirms that the Arrangement generally will occur on a tax-deferred basis for EnCana and Cenovus. Canadian tax counsel to EnCana and Cenovus has opined that the Arrangement generally will occur on a tax-deferred basis for Shareholders resident in Canada who hold their EnCana Common Shares as capital property and who do not choose to recognize a capital gain or a capital loss. EnCana has sought a supplementary Canadian tax ruling and opinion to confirm the opinion of counsel. Although EnCana expects to receive the requested supplemental Canadian tax ruling and opinion before the Effective Date, no assurances can be given in this regard. The Arrangement is not conditional upon the receipt of the requested supplemental Canadian tax ruling and opinion. A private letter ruling has been obtained by EnCana which confirms that the Arrangement generally will occur on a tax deferred basis for Shareholders who are subject to U.S. federal income taxation. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” in this Information Circular.

The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to Section 192 of the CBCA. The Arrangement will become effective on the date of filing of the Articles of Arrangement with the Director.

See “The Arrangement – Arrangement Steps” in this Information Circular for a summary of the steps of the Plan of Arrangement and the transactions which will occur and will be deemed to occur in connection with the Arrangement.

 CENOVUS

Background

Cenovus’s predecessor company, EnCana was formed through the business combination of Alberta Energy Company Ltd. and PanCanadian Energy Corporation in 2002. At that time, the majority of EnCana’s upstream operations were located in Canada, the U.S., Ecuador and the U.K. central North Sea. From the time of the merger through early 2004, EnCana focused on the development and expansion of its highest growth, highest return assets in these key areas. Beginning in 2004, EnCana sharpened its strategic focus to concentrate on its inventory of North American resource play assets.

In May 2008, the Board unanimously concluded that the division of EnCana into two highly focused and independent publicly traded energy companies – one an integrated oil company focused on enhanced oil recovery supported by established crude oil and natural gas plays and the other a pure-play natural gas company focused on the development of unconventional resources in North America – was in the best interests of EnCana and the Shareholders. The Board and management believe the proposed reorganization will enhance long-term value for Shareholders by creating two highly focused entities, each with an ability to pursue and achieve greater success by employing operational strategies best suited to its unique assets and business plans.

Due to an unusually high level of uncertainty and volatility in the global debt and equity markets, the Board decided in October 2008 to revise the original corporate reorganization schedule and delay seeking Shareholder and Court approval for the transaction until there were clear signs that the global financial markets had stabilized. EnCana reaffirmed its commitment to the transaction, and it was determined that work would continue on the proposed corporate reorganization of EnCana in order for the transaction to move forward at the appropriate time.

Since October 2008, the Board and management of EnCana have continued to assess the global financial markets, among other matters, in connection with the Arrangement and met on September 10, 2009 to further consider the Arrangement and the feasibility of proceeding with the Arrangement.

At such Board meeting, management reported to the Board on, among other things, the strategic, business and tax matters related to the Arrangement and, on the basis of a number of factors, including, but not limited to, each of the Canadian Tax Ruling and the U.S. Tax Ruling having been obtained by EnCana, committed financing for Cenovus having been secured, provisional credit ratings having been obtained and global and national economic indicators, management provided its recommendation to the Board to proceed with the Arrangement. The Board received an updated presentation from the financial advisors to EnCana, RBC Capital Markets and Merrill Lynch Canada Inc., regarding the strategic rationale for proceeding with the transaction, timing considerations, anticipated market positioning of EnCana and Cenovus relative to likely peers and other matters. The Board also received advice regarding the transaction from EnCana’s Canadian corporate counsel, Bennett Jones LLP and Canadian tax counsel, Felesky Flynn LLP. After a detailed review in camera and after receiving further advice of its independent financial advisor, CIBC, including a verbal opinion as to the fairness, from a financial point of view, to Shareholders of the consideration to be received by Shareholders pursuant to the Arrangement, and further advice from independent legal counsel to the Board, McCarthy Tétrault LLP, the Board unanimously approved plans to proceed with the Arrangement.

On September 10, 2009, EnCana announced that the Board had unanimously approved plans to proceed with the Arrangement.

On October 20, 2009, the Board met and received a report from management on efforts undertaken in furtherance of the Arrangement and the views of management on the continued desirability of proceeding with the Arrangement. The Board also received further advice from the financial and legal advisors to EnCana, as well as a report and certain recommendations from the EnCana HRC Committee regarding aspects of the Arrangement relating to equity and other compensation plans and a report and certain recommendations from the Audit Committee of EnCana regarding proposed financial and other disclosure. The Board met in camera and received further advice from its independent financial advisor, CIBC, and its independent legal counsel, McCarthy Tétrault LLP. The Board unanimously approved, among other things, the entering into of the Arrangement Agreement, the Pre-Arrangement Transactions, the Separation Agreement and the ancillary agreements thereto as well as this Information Circular and its mailing to Shareholders. The Board also made certain determinations and recommendations including those set out under “Reasons For The Arrangement” in this Information Circular.

In order to provide ongoing liquidity, including working capital requirements, Subco has obtained commitments from a syndicate of banks to make available to Cenovus a Cdn.$2.0 billion 3-year revolving credit facility and a Cdn.$500 million 364-day revolving credit facility. The terms of each of these facilities commence on the Effective Date. The commitments from such banks to make advances available under such credit facilities on the Arrangement becoming effective are subject to customary conditions for credit facilities of this type. See “Pro Forma Consolidated Capitalization – Credit Facilities” in this Appendix “F”.

In addition to the credit facilities noted above, Subco had arranged commitments with a syndicate of banks for a bridge credit facility in the amount of U.S.$3.0 billion to pay for debt to be incurred as a result of the Arrangement. The successful completion of the Cenovus Note Offering (described below) has subsequently eliminated the need for the bridge credit facility and the commitments in respect of the bridge credit facility have been cancelled. See “Pro Forma Consolidated Capitalization – Debt Securities” in this Appendix “F”.

On September 18, 2009, Subco completed, in three tranches, a U.S.$3.5 billion private offering of debt securities (comprised of the 2014 Notes, 2019 Notes and 2039 Notes) which are exempt from the registration requirements of the U.S. Securities Act under Rule 144A and Regulation S. The net proceeds of the private offering were placed into an escrow account pending the completion of the Arrangement and, upon the release from escrow thereof, will be applied to repay all or substantially all of the approximately U.S.$3.5 billion in indebtedness to be incurred by Subco to acquire the Cenovus Assets from EnCana in connection with the Arrangement. See “Pro Forma Consolidated Capitalization – Credit Facilities” and “– Debt Securities” in this Appendix “F”.

Business of Cenovus

Cenovus is positioned to be a leading integrated oil company anchored by stable production and cash flow from well-established crude oil and natural gas plays and is integrated from crude oil production through to refined products. Cenovus will focus on the development of its Canadian bitumen assets in northeast Alberta and its refinery interests in the United States, underpinned by a well-established natural gas and crude oil production base in Alberta and Saskatchewan. Cenovus plans to continue its demonstrated leadership in leveraging technology to unlock unconventional oil reservoirs. Cenovus’s assets include EnCana’s Integrated Oil and Canadian Plains Divisions, which comprise approximately one-third of EnCana’s current production and year end 2008 proved reserves. The Integrated Oil Division includes all of the assets within the upstream and downstream integrated oil business with ConocoPhillips, as well as other bitumen interests and the Athabasca natural gas assets. The Integrated Oil Division has assets in both Canada and the U.S. and contains two key enhanced oil recovery resource plays: (i) Foster Creek; and (ii) Christina Lake. The Canadian Plains Division contains established crude oil and natural gas exploration and development assets in Alberta and Saskatchewan and includes three key natural gas and enhanced oil recovery resource plays: (i) Shallow Gas; (ii) Pelican Lake; and (iii) Weyburn. Both divisions carry out certain market optimization activities in connection with the marketing of crude oil and natural gas. See “Narrative Description of Cenovus” in this Appendix “F”.

Cenovus’s principal assets are the Cenovus Assets, a description of which is set forth under the heading “Narrative Description of Cenovus” in this Appendix “F”. Pro forma financial information concerning Cenovus after giving effect to the Arrangement and the acquisition of the Cenovus Assets is provided in the unaudited pro forma consolidated financial statements attached as Appendix “I” to this Information Circular and the Cenovus Energy carve-out consolidated financial statements for the year ended December 31, 2008, and the six months ended June 30, 2009, along with the corresponding management’s discussion and analysis thereon are attached as Appendix “H” to this Information Circular. Attached as Appendix “G” to this Information Circular are the audited financial statements of 7050372 Canada Inc. as at and for the year ended December 31, 2008 and the unaudited financial statements as at and for the six months ended June 30, 2009.

The following describes the significant events of the last four years in respect of the Cenovus Assets:

•	In November 2005, EnCana announced plans to examine a number of proposals from other companies which were interested in participating in the development of EnCana’s bitumen assets located at Foster Creek and Christina Lake. In October 2006, EnCana announced it had entered into agreements with ConocoPhillips to create equally owned integrated oil business ventures consisting of upstream and downstream assets. The integrated oil business provides greater certainty of execution for EnCana’s Foster Creek and Christina Lake enhanced oil recovery projects and allows EnCana to participate in the full value chain from crude oil production through to refined products.

•	The creation of this business was completed on January 3, 2007. It is comprised of two 50-50 operating entities, a Canadian upstream enterprise operated by EnCana and a U.S. downstream enterprise operated by ConocoPhillips, with both EnCana and ConocoPhillips contributing equally valued assets and equity. For further information, see “Narrative Description of Cenovus – Integrated Oil Division” in this Appendix “F”.

•	In the second quarter of 2007, a 25,000 barrel per day coker addition at the Borger refinery was completed. The refinery was shut down for approximately one month to complete a major planned turnaround timed to coincide with bringing the new coker online. The refinery started up again in June 2007, and ran its first barrel of Canadian heavy oil on July 10, 2007, marking a major milestone for the refinery.

•	In the third quarter of 2008, the Wood River refinery received regulatory approvals to start construction on the CORE project. Cenovus’s 50 percent share of the CORE project is expected to cost approximately $1.8 billion and is anticipated to be completed and in operation in 2011. The expansion is expected to more than double heavy oil refining capacity to approximately 240,000 barrels per day (on a 100 percent basis) and increase oil refining capacity by 50,000 barrels per day to approximately 356,000 barrels per day (on a 100 percent basis).

•	In the first quarter of 2009, two new expansion phases at Foster Creek were commissioned. Phases D and E added a total of 60,000 barrels per day of bitumen production capacity, increasing the total capacity of Foster Creek to approximately 120,000 barrels per day. Current production at Foster Creek is approximately 90,000 barrels per day and is expected to increase in order to fully utilize this new capacity.

As at year end 2008, Cenovus had a land base of approximately 8.1 million net acres and a proved reserves base of approximately 1,855 billion cubic feet of natural gas reserves and 909 million barrels of crude oil and NGL reserves, including approximately 668 million barrels of bitumen reserves. The estimated proved reserves life index as at year end 2008 was approximately 13.3 years. Cenovus will continue to apply its technical expertise developed over a decade of commercial SAGD production experience at Foster Creek and Christina Lake to its established and emerging enhanced oil recovery plays.

Foster Creek and Christina Lake, through Cenovus’s interest in FCCL, are operated and 50 percent owned by Cenovus and comprise the majority of the upstream assets within Cenovus’s integrated oil business. The current production capacity of these key crude oil resource plays is approximately 138,000 gross barrels of bitumen per day and construction is underway to increase production capacity by approximately 29 percent to approximately 178,000 gross barrels of bitumen per day in 2011 with the anticipated completion of the Christina Lake Phase C expansion. During the past decade, Cenovus has implemented a manufacturing approach to the development of its SAGD resources. As a result, it has a history of being a low cost developer of SAGD projects with phases being developed at capital costs of less than $20,000 per barrel of daily production capacity. Cenovus’s goal is to increase upstream production capacity at Foster Creek and Christina Lake to approximately 400,000 gross barrels of bitumen per day in 2017. To date, regulatory approvals have been received to develop the capacity to produce approximately 218,000 gross barrels of bitumen per day at Foster Creek and Christina Lake.

A key measure of efficiency for SAGD operations is the amount of steam needed to produce every barrel of bitumen. Due to the high quality of Cenovus’s reservoirs and through the use of innovative technologies, Cenovus has achieved a steam-oil ratio that is one of the lowest in the industry, allowing it to grow and sustain production with smaller plants and fewer wells. Cenovus will be focused on capital discipline and leveraging technology to continue to drive down costs and increase the efficiency of its operations, resulting in a smaller environmental footprint than a project with a higher steam-oil ratio.

The downstream portion of Cenovus’s integrated oil business consists of two established refineries in Illinois and Texas, operated by ConocoPhillips. Through Cenovus’s interest in WRB, these refineries are each 50 percent owned by Cenovus and allow Cenovus to capture the full value chain, from crude oil production through to refined products. In 2007, the Borger Refinery completed a coker addition allowing it to process heavy oil volumes. The CORE project at the Wood River Refinery received regulatory approvals in September 2008 and the project is approximately 62 percent complete as of September 30, 2009. This project will primarily expand heavy oil processing capacity in the Midwest market. This project is expected to be completed in 2011.

Cenovus’s Canadian Plains Division, with its enhanced oil recovery and natural gas key resource plays and additional opportunities in Alberta and Saskatchewan, is expected to be capable of generating strong cash flow to help fund the upstream and downstream expansions within the integrated oil business. Cenovus expects its 2009 natural gas production to average about 820 million cubic feet per day, providing both a natural hedge against fuel costs for the integrated oil production as well as a strong potential stream of free cash flow. The predictable, low decline Shallow Gas resource play has been producing for more than 30 years and is expected to produce more than 650 million cubic feet per day of natural gas in 2009. Cenovus’s other key resource plays include successful enhanced oil recovery developments at Pelican Lake in northern Alberta and Weyburn in southeastern Saskatchewan, which is the world’s largest CO2 sequestration project.

Future bitumen development opportunities in northern Alberta include deposits in the Narrows Lake and Borealis areas, the Clearwater formation near Foster Creek and the Grand Rapids formation in the Pelican Lake area.

In 2009, the Cenovus Assets are forecast to produce more than 110,000 barrels per day of oil and NGLs and about 820 million cubic feet per day of natural gas for a total of about 248,000 barrels of oil equivalent per day. Over the next five years, Cenovus will target an average annual bitumen production growth rate in the range of 10 to 15 percent and is expected to deliver sufficient cash flow from its established crude oil and natural gas key resource plays to exceed planned capital expenditures. It is expected that free cash flow will be used to, among other things, pay a dividend and allow for potential purchases of Cenovus Common Shares pursuant to a normal course issuer bid program. Dividends and share purchases pursuant to a normal course issuer bid program will be at the sole discretion of the Cenovus Board. See “Dividends” in this Appendix “F”. In addition, Cenovus intends to maintain a strong balance sheet, targeting a debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times.

NARRATIVE DESCRIPTION OF CENOVUS

Cenovus’s operations will be divided into two operating divisions:

•	Integrated Oil Division, which includes all of the assets within the upstream and downstream integrated oil business with ConocoPhillips, as well as other bitumen interests and the Athabasca natural gas assets. The Integrated Oil Division has assets in both Canada and the U.S. and will contain two key crude oil resource plays: (i) Foster Creek; and (ii) Christina Lake. The Integrated Oil Division carries out certain market optimization activities in connection with the marketing of crude oil; and

•	Canadian Plains Division, which contains established crude oil and natural gas exploration and development assets in Alberta and Saskatchewan and includes three key resource plays: (i) Shallow Gas; (ii) Pelican Lake and (iii) Weyburn. The Canadian Plains Division carries out certain market optimization activities in connection with the marketing of natural gas.

Cenovus may reorganize or rename its operating divisions after the Effective Date to reflect and account for the operations of Cenovus following the completion of the Arrangement.

The following map outlines the location of the Cenovus Assets, including Cenovus’s key resource plays and refining assets as at December 31, 2008.

BRITISH COLUMBIA
ALBERTA
Pelican Lake
Christina Lake
Foster Creek
Edmonton
SASKATCHEWAN
MANITOBA
Calgary
Regina
Winnipeg
Shallow Gas
Weyburn
CANADA
U.S.A.
Illinois
Wood River
Borger
Dallas
TEXAS
MEXICO
Houston
Legend
Cenovus Land
Key Resource Plays
Refineries
This graphic is for illustration purposes only.
Land as at December 31, 2008

The following narrative describes each operating division of Cenovus in greater detail and is presented on the assumption that the Arrangement has been completed and the Cenovus Assets have been transferred to Cenovus prior to the date in respect of which such disclosure relates.

 INTEGRATED OIL DIVISION

The Integrated Oil Division includes all of the assets within the integrated oil business ventures with ConocoPhillips described below, as well as other bitumen interests and the Athabasca natural gas assets. The Integrated Oil Division has assets in both Canada and the U.S. and contains two key crude oil resource plays: (i) Foster Creek; and (ii) Christina Lake. As at December 31, 2008, Cenovus held bitumen rights of approximately 1,056,000 gross acres (761,000 net acres) within the Athabasca and Cold Lake areas, as well as the exclusive rights to lease an additional 629,000 net acres on behalf of itself and/or its assignees on the Cold Lake Air Weapons Range. The Integrated Oil Division also carries out certain market optimization activities in connection with the marketing of Cenovus’s crude oil. In 2008, the Integrated Oil Division invested capital of approximately $1,134 million and drilled approximately 38 net wells.

The following table summarizes landholdings for the Integrated Oil Division as at December 31, 2008.

	Developed		Undeveloped		Total
	Acreage		Acreage		Acreage		Average Working
Landholdings (thousands of acres)	Gross	Net	Gross	Net	Gross	Net	Interest
Foster Creek	24	12	48	24	72	36	50%
Christina Lake	1	–	24	12	25	12	50%
Athabasca	538	461	383	312	921	773	84%
Borealis	–	–	37	37	37	37	100%
Other	35	16	942	687	977	703	72%

Integrated Oil Total	598	489	1,434	1,072	2,032	1,561	77%

The following table sets forth daily average production figures for the periods indicated.

	Natural Gas		Crude Oil and NGLs		Total Production
	(MMcf/d)		(bbls/d)		(MMcfe/d)
Production (annual average)	2008	2007	2008	2007	2008	2007
Foster Creek	–	–	25,947	24,262	156	146
Christina Lake	–	–	4,236	2,552	25	15
Athabasca	63	91	–	–	63	91
Other	–	–	2,729	2,688	16	16

Integrated Oil Total	63	91	32,912	29,502	260	268

The following table summarizes Cenovus’s interests in producing wells in the Integrated Oil Division as at December 31, 2008. These figures exclude wells which were capable of producing, but that were not producing as of December 31, 2008.

	Producing Gas		Producing Oil		Total Producing
	Wells		Wells		Wells
Producing Wells (number of wells)	Gross	Net	Gross	Net	Gross	Net
Foster Creek	–	–	114	57	114	57
Christina Lake	9	5	16	8	25	13
Athabasca	706	665	–	–	706	665
Other	2	1	20	17	22	18

Integrated Oil Total	717	671	150	82	867	753

The following describes major producing areas or activities in the Integrated Oil Division.

Integrated Oil Business

On January 3, 2007, the creation of the integrated oil business with ConocoPhillips was completed. The integrated oil business includes Canadian upstream assets contributed by EnCana and U.S. downstream assets contributed by ConocoPhillips. The business comprises two 50-50 operating entities, a Canadian upstream entity operated by Cenovus and a U.S. downstream enterprise operated by ConocoPhillips.

The upstream portion of the integrated oil business is presently conducted through FCCL which owns the Foster Creek and Christina Lake enhanced oil recovery projects. Cenovus and ConocoPhillips each own 50 percent of FCCL. A wholly owned subsidiary of Cenovus is the operating and managing partner of FCCL. The downstream portion of the integrated oil business is conducted through WRB which owns the Wood River and Borger refineries contributed by ConocoPhillips. Cenovus and ConocoPhillips each own 50 percent of WRB; however, ConocoPhillips held a disproportionate economic interest in the Borger refinery of 85 percent in 2007 and 65 percent in 2008, before reverting to 50 percent in 2009. ConocoPhillips is the operator and manager of WRB. FCCL has a management committee, while WRB has a board of directors; both are composed of three Cenovus and three ConocoPhillips representatives, with each company holding equal voting rights. The current plan for FCCL is to increase production capacity to approximately 178,000 barrels of bitumen per day with the completion of the current expansion phase at Christina Lake in 2011. The current plan for WRB is to refine approximately 150,000 barrels per day of bitumen equivalent to primarily motor fuels with the completion of the CORE project in 2011. As at December 31, 2008, WRB had processing capability to refine up to approximately 70,000 barrels per day of bitumen equivalent.

Foster Creek

Through its interest in FCCL, Cenovus has a 50 percent interest in Foster Creek, a key crude oil resource play. Cenovus holds surface access rights from the Governments of Canada and Alberta and bitumen rights for exploration, development and transportation from areas within the Cold Lake Air Weapons Range which were granted by the Government of Alberta. Additionally, Cenovus holds exclusive rights to lease several hundred thousand acres of bitumen rights in other areas on the Cold Lake Air Weapons Range on behalf of itself and/or its assignees. An enhanced oil recovery project is currently being operated in the Foster Creek area using SAGD technology to recover this bitumen resource.

In the first quarter of 2009, two new expansion phases were completed at Foster Creek that added production capacity of approximately 60,000 gross barrels of bitumen per day and increased production capacity at Foster Creek to approximately 120,000 gross barrels of bitumen per day.

Cenovus researches and develops technologies to increase recovery and decrease costs of extracting oil. One focus area is alternate methods of artificial lift where Cenovus utilizes new pump designs that are expected to enable it to optimize SAGD performance by operating at lower pressures, thereby realizing lower steam-oil ratios and decreasing facility capital and operating costs. As at December 31, 2008, 83 wells were on electrical submersible pumps at Foster Creek, and Cenovus expects to continue to utilize this technology on new SAGD wells. In addition, Cenovus has successfully piloted another technology at Foster Creek whereby an additional production well is drilled between two producer well pairs to produce bitumen that is heated by proximity to a steam chamber, but is not recoverable by the adjacent production wells. A number of these “wedge wells” (patent received in 2009) are on production.

Cenovus also focuses on reducing its reliance on natural gas for the generation of steam used in SAGD production operations. The Solvent Aided Process (“SAP”) is discussed in this Appendix “F” under “– Christina Lake” below.

Cenovus operates an 80 megawatt natural gas-fired cogeneration facility in conjunction with the SAGD operation at Foster Creek. The steam and power generated by the facility is presently being used within the SAGD operation and the excess power generated is being sold into the Alberta Power Pool.

Christina Lake

Through its interest in FCCL, Cenovus has a 50 percent interest in a SAGD enhanced oil recovery project at Christina Lake, a key crude oil resource play. During 2008, an expansion that increased production capacity to approximately 18,000 gross barrels of bitumen per day was completed.

The Phase C expansion, which is expected to add 40,000 gross barrels per day of bitumen production capacity is currently under construction and expected to be complete in 2011, increasing total bitumen production capacity to 58,000 barrels per day.

During the fourth quarter of 2009, sanctioning is anticipated for the Phase D expansion which will add approximately 40,000 gross barrels per day of bitumen production capacity at Christina Lake. Regulatory approval for this additional phase has been received.

At Christina Lake, Cenovus is focusing on a number of innovations, including a pilot SAP program that commenced in 2004. This process mixes a small amount of solvent with steam to enhance recovery. Cenovus has completed testing the SAP technology on several wells associated with the initial demonstration project and has achieved promising results. An additional SAP pilot well is planned within the 2009 to 2010 timeframe. Business cases are being evaluated for the potential use of this technology in the Christina Lake development plan.

Another innovation was undertaken in 2007, whereby a remote water disposal system was utilized to successfully manage bottom water pressures and further reduce the steam-oil ratio.

Narrows Lake

Currently, Cenovus holds a 63 percent interest (inclusive of interests held through Cenovus’s interest in FCCL) in the Narrows Lake play which is located within the greater Christina Lake regional area. Cenovus is currently preparing development plans and regulatory applications for a project at Narrows Lake that would include two to three phases of approximately 40,000 gross barrels per day of expected bitumen production capacity per phase.

Borger Refinery

Through its interest in WRB, Cenovus has a 50 percent interest in the Borger refinery, located in Borger, Texas. As at December 31, 2008, the Borger refinery had a processing capacity of approximately 146,000 barrels per day of crude oil and approximately 45,000 barrels per day of NGLs. It processes mainly medium, high-sulphur and heavy, high-sulphur crude oil and NGLs that it receives from North American pipeline systems to produce gasoline, diesel and jet fuel along with NGLs and solvents. The refined products are transported via pipelines to markets in Texas, New Mexico, Colorado and the Mid-Continent. In July 2007, a new coker with a capacity of approximately 25,000 barrels per day was brought into service along with a new vacuum unit and revamped gas oil and distillate hydrotreaters. This project has enabled the refinery to process heavy oil blends, particularly Canadian heavy oil, and comply with clean fuel regulations for ultra-low sulphur diesel and low-sulphur gasoline. The project has also enabled compliance with required reductions of sulphur dioxide and other air emissions.

Wood River Refinery

Through its interest in WRB, Cenovus has a 50 percent interest in the Wood River refinery, located in Roxana, Illinois. As at December 31, 2008, the Wood River refinery had a processing capacity of approximately 306,000 barrels per day of crude oil. It processes light, low-sulphur and heavy, high-sulphur crude oil that it receives from North American crude oil pipelines to produce gasoline, diesel and jet fuel, petrochemical feedstocks and asphalt. The gasoline and diesel are transported via pipelines to markets in the upper Midwest. Other products are transported via pipeline, truck, barge and railcar to markets in the Midwest. In early 2007, the refinery completed the construction of a facility utilizing proprietary sulphur removal technology for the production of low-sulphur gasoline. In September 2008, regulatory approval was received to proceed with the CORE project at Wood River which is expected to increase crude oil refining capacity by approximately 50,000 barrels per day, coking capacity by approximately 65,000 barrels per day, more than double heavy crude oil refining capacity to approximately 240,000 barrels per day and increase the clean transportation fuels yield by approximately 10 percent to approximately 89 percent. Capital expenditures for the CORE project are estimated at $3.6 billion ($1.8 billion net to Cenovus) and the project is scheduled to be completed in 2011.

The following table summarizes the combined refineries’ key operational results for the periods indicated.

Refinery Operations(1)	2008	2007
Crude Oil Capacity (Mbbls/d)	452	452
Crude Oil Runs (Mbbls/d)	423	432
Crude Utilization (%)	93%	96%

Refined Products (Mbbls/d)
Gasoline	230	246
Distillates	139	128
Other	79	83

Total	448	457

   Note:
(1)          Represents 100 percent of the Wood River and Borger refinery operations.

Athabasca Gas

Cenovus produces natural gas from the Cold Lake Air Weapons Range and several surrounding landholdings located in northeast Alberta and holds surface access and natural gas rights for exploration, development and transportation from areas within the Cold Lake Air Weapons Range that were granted by the Government of Canada. The majority of Cenovus’s natural gas production in the area is processed through wholly owned and operated compression facilities.

In 2008, natural gas production was impacted by the September 2003, July 2004, September 2004 and July 2007 Energy Resource Conservation Board (“ERCB”) decisions to shut-in McMurray, Wabiskaw and Clearwater natural gas production that may put at risk the recovery of bitumen resources in the area. The decisions resulted in a decrease in annualized natural gas production of approximately 26 million cubic feet per day in 2008 (20 million cubic feet per day in 2007). The Alberta Government’s Department of Energy is providing financial assistance in the form of a royalty credit, which is equal to approximately 50 percent of the cash flow lost as a result of the shut-in wells.

On October 15, 2009, the ERCB issued a shut-in order, effective October 31, 2009, which will result in Cenovus shutting in an additional 10 producing wells with current production totaling less than one million cubic feet per day.

Borealis

Cenovus holds a 100 percent working interest in the Borealis area, which is located approximately 90 kilometres northeast of Fort McMurray. Borealis is not included in the integrated oil business with ConocoPhillips. Approximately 198 delineation wells have been drilled in the greater Borealis area as at December 31, 2008. A joint application for development has been submitted to the ERCB and Alberta Environment that would allow for the construction of a SAGD facility with production capacity of approximately 35,000 barrels of bitumen per day. Cenovus continues to evaluate the greater Borealis area. In 2008, seven wells were drilled to test specific reservoir properties of the McMurray formation and to test for potential water disposal zones in support of the joint application. The use of nitrogen injection to displace top water was successfully tested as part of the program.

Crude Oil Marketing

Cenovus’s crude oil marketing group is focused on enhancing the netback price of Cenovus’s proprietary production. Market optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

 CANADIAN PLAINS DIVISION

The Canadian Plains Division encompasses established natural gas development and production activities in southern Alberta and southern Saskatchewan as well as crude oil development and production activities in Alberta and Saskatchewan. Three key resource plays are located in the Canadian Plains Division: Shallow Gas and the enhanced oil recovery projects at Pelican Lake and Weyburn. The Shallow Gas key resource play is contained within the Suffield, Brooks North and Langevin areas. The Canadian Plains Division also carries out certain market optimization activities in connection with the marketing of natural gas.

In 2008, the Canadian Plains Division had capital investment of approximately $847 million and drilled approximately 1,476 net wells. As at December 31, 2008, the Canadian Plains Division had an established land position of approximately 6.9 million gross acres (6.5 million net acres). Approximately 2.6 million gross acres (2.5 million net acres) are undeveloped. The mineral rights on approximately 48 percent of the total net acreage are owned in fee title by Cenovus. Plans for 2009 include continued infill drilling, well recompletions and well optimizations as well as enhanced oil recovery initiatives and investment in facility infrastructure necessary for continued progression of development plans.

The following table summarizes the landholdings for the Canadian Plains Division as at December 31, 2008.

	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working
Landholdings (thousands of acres)	Gross	Net	Gross	Net	Gross	Net	Interest
Suffield	924	910	70	69	994	979	98%
Brooks North	560	558	9	9	569	567	100%
Langevin	1,215	1,096	853	773	2,068	1,869	90%
Drumheller	363	351	16	13	379	364	96%
Pelican Lake	133	133	280	266	413	399	97%
Weyburn	95	83	393	386	488	469	96%
Other	973	909	1,013	934	1,986	1,843	93%

Canadian Plains Total	4,263	4,040	2,634	2,450	6,897	6,490	94%

The following table sets forth daily average production figures for the periods indicated.

			Crude Oil		Total
	Natural Gas		and NGLs		Production
	(MMcf/d)		(bbls/d)		(MMcfe/d)
Production (annual average)	2008	2007	2008	2007	2008	2007

Suffield	231	245	12,971	15,563	309	338
Brooks North	273	271	838	742	278	275
Langevin	203	219	9,111	9,542	258	277
Drumheller	93	97	2,276	2,190	107	110
Pelican Lake	1	1	21,975	23,253	132	141
Weyburn	–	–	14,056	14,774	84	89
Other	41	42	6,111	6,136	78	78

Canadian Plains Total	842	875	67,338	72,200	1,246	1,308

Note:

(1)	The Shallow Gas key resource play, contained within the Suffield, Brooks North and Langevin areas, had 2008 average production of approximately 700 million cubic feet per day (726 million cubic feet per day in 2007). Shallow Gas volumes and net wells drilled are reported with commingled volumes from multiple zones within the same geographic area as a result of regulatory approval which was received in late 2006.

The following table summarizes Cenovus’s interests in producing wells in the Canadian Plains Division as at December 31, 2008. These figures exclude wells which were capable of producing, but that were not producing as of December 31, 2008.

					Total
	Producing		Producing		Producing
	Gas Wells		Oil Wells		Wells
Producing Wells (number of wells)	Gross	Net	Gross	Net	Gross	Net

Suffield	9,989	9,971	725	725	10,714	10,696
Brooks North	7,123	7,018	53	53	7,176	7,071
Langevin	6,791	6,216	244	238	7,035	6,454
Drumheller	1,547	1,487	97	94	1,644	1,581
Pelican Lake	7	7	453	453	460	460
Weyburn	–	–	773	485	773	485
Other	1,177	1,153	660	622	1,837	1,775

Canadian Plains Total	26,634	25,852	3,005	2,670	29,639	28,522

Note:

(1)	At December 31, 2008, the Shallow Gas key resource play had approximately 23,903 gross producing gas wells (23,205 net gas wells).

The following describes major producing areas or activities in the Canadian Plains Division.

Suffield

Cenovus holds interests in the Upper Cretaceous shallow natural gas horizons and deeper formations in the Suffield area in southeast Alberta. Suffield is one of the core areas of the Shallow Gas key resource play. Cenovus also produces conventional heavy oil in the area. The Suffield area is largely made up of the Suffield Block, where operations are carried in cooperation with the Canadian military according to guidelines established under agreements presently entered into with the Government of Canada. On October 6, 2008, an ERCB joint panel hearing as part of the Canadian Environmental Assessment Act was commenced in connection with Cenovus’s ongoing application to continue shallow gas infill drilling in the National Wildlife Area. The hearing was completed in late October. On January 27, 2009, the joint panel released a report in respect of its findings. In its report, the joint panel concluded that this project could proceed provided two key pre-conditions were met. The first is that critical habitat assessments for certain specific species of plants and animals be finalized. The second is that the role of the Suffield Environmental Advisory Committee be clarified, and that this Committee be resourced adequately to provide proper regulatory oversight of the project. Cenovus will now work with necessary interested parties to proceed to the next stage of this project.

In 2008, approximately 516 net wells were drilled in the Suffield area and production averaged approximately 231 million cubic feet per day of natural gas and approximately 12,971 barrels per day of crude oil.

Brooks North

Cenovus produces natural gas, crude oil and NGLs from the Cretaceous horizons and has begun development of the coals of the Cretaceous Belly River formation in the Brooks North area of southern Alberta. This area is another core area of the Shallow Gas key resource play and is largely composed of fee title lands. Development in the area focuses on infill drilling, recompletions and optimization of existing wells. In 2008, approximately 481 net wells were drilled in the area and production averaged approximately 273 million cubic feet per day of natural gas.

Langevin

Cenovus produces shallow gas predominantly from the Upper Cretaceous formations in the Langevin area of southeast Alberta and southwest Saskatchewan and has begun development of the coals of the Cretaceous Belly River formation. Natural gas production in this area is from a mix of fee title and Crown lands and is included in the Shallow Gas key resource play. Crude oil production in the area is predominantly from fee title lands located in southern Alberta. Development of this area focuses on infill drilling, recompletions and optimization of existing wells. In 2008, approximately 271 net wells were drilled in the area and production averaged approximately 203 million cubic feet per day of natural gas and approximately 9,111 barrels per day of crude oil.

Drumheller

Cenovus produces natural gas, crude oil and NGLs from the Cretaceous horizons in the Drumheller area of southern Alberta. The area is mainly a conventional natural gas play, and is largely composed of Cenovus’s fee title lands. In 2008, approximately 174 net wells were drilled in the area and production averaged approximately 93 million cubic feet per day of natural gas and 2,276 barrels per day of crude oil and NGLs.

Pelican Lake

Pelican Lake is one of Cenovus’s key resource plays producing heavy crude oil from the Cretaceous Wabiskaw formation in northeast Alberta through enhanced oil recovery methods. Facility infrastructure expansion in this area was continued in 2008 to accommodate higher total fluid production volumes associated with its waterflood and polymer projects. The polymer flood program was expanded by 35 injection wells during 2008. Cenovus plans to expand the polymer flood by converting additional wells to polymer injection in 2009.

In addition to the heavy crude oil in the Wabiskaw formation, large deposits of bitumen have been identified in the Cretaceous Grand Rapids and the Devonian Grosmont formations in the Pelican Lake area which Cenovus continues to evaluate.

Cenovus holds a 38 percent non-operated interest in a 110-kilometre, 20-inch diameter crude oil pipeline which connects the Pelican Lake area to a major pipeline that transports crude oil from northern Alberta to crude oil markets.

In August 2008, Cenovus entered into an agreement with Pembina Pipeline Corporation (“Pembina”) to transport blended heavy oil from Utikuma, Alberta to Edmonton, Alberta via Pembina’s pipeline with 100,000 barrels per day capacity. This pipeline will be used to transport heavy oil from Cenovus’s Pelican Lake property to crude oil markets. The parties also agreed to transport condensate, used as diluent for transporting heavy oil, from Whitecourt, Alberta to Utikuma, Alberta via a 22,000 barrel per day capacity pipeline. The initial term of the agreement is 10 years from the in-service date, which is estimated to be in mid-2011.

Weyburn

Cenovus has a 62 percent working interest (50 percent economic interest) in the unitized portion of the Weyburn crude oil field in southeast Saskatchewan. Cenovus is the operator and is increasing ultimate recovery in the enhanced oil recovery area of the field with a CO2 miscible flood project. Weyburn is currently recognized as the world’s largest CO2 sequestration project. The CO2 is pipelined directly to the Weyburn facility from a coal gasification project in North Dakota. The 2008 development program included an infill drilling program which resulted in 34 new gross wells in the unit, the addition of eight new CO2 injection patterns and facilities related to pattern development. As at December 31, 2008, there were 46 patterns completed, with an additional eight awaiting CO2 injection out of a current planned total of 75 patterns.

Natural Gas Marketing

Cenovus’s natural gas marketing group is focused on enhancing the netback price of Cenovus’s proprietary production. Market optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

RESERVES AND OTHER OIL AND GAS INFORMATION

Historically, the reserves attributable to the Cenovus Assets were evaluated by McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd. The following reserves information attributable to the Cenovus Assets is derived from the Reserves Reports prepared by each of McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd. for EnCana. The evaluations are conducted from the fundamental geological and engineering data.

Cenovus intends to retain independent qualified reserves evaluators to evaluate and prepare reports on 100 percent of Cenovus’s natural gas, crude oil and NGLs reserves annually. Cenovus also intends to have a Reserves Committee (see “Corporate Governance – Statement of Corporate Governance Practices – Reserves Committee” in this Appendix “F”) of independent board members which will review the qualifications and appointment of the independent qualified reserves evaluators. The Reserves Committee will also review the procedures for providing information to the evaluators.

 RESERVES QUANTITIES INFORMATION

Crude oil and NGL reserves attributable to the Cenovus Assets at year end 2008 increased by approximately 82 million barrels or 10 percent from year end 2007. The majority of this increase was associated with Foster Creek and Christina Lake where an approximately 40 percent decrease in field prices compared to the prior year end resulted in lower average royalty rates and higher net reserves after royalty.

During 2007, crude oil and NGLs reserves decreased approximately 20 percent as a consequence of the contribution of Cenovus’s interests in Foster Creek and Christina Lake to the integrated oil business effective January 2, 2007. Subsequent to this transaction, the crude oil and NGLs reserves of the Cenovus Assets increased approximately 29 percent over the balance of the year, mainly due to additions at Foster Creek and Christina Lake.

In 2006, the majority of the 233 million barrels of extensions and discoveries were associated with Foster Creek and Christina Lake. The downward revision (of approximately 39 million barrels or approximately four percent of the opening balance) was primarily a consequence of net reserves being reduced in light of higher calculated average royalty rates at Foster Creek stemming from an almost two fold increase in field prices relative to the prior year end.

Natural gas reserves attributable to the Cenovus Assets decreased by approximately eight percent in 2008. Reserves additions of approximately 167 billion cubic feet (from positive revisions related to performance and development drilling largely in the Shallow Gas key resource play) replaced approximately 50 percent of production.

In 2007, natural gas reserves decreased by approximately nine percent. Approximately 46 percent of production was replaced by reserves additions of approximately 163 billion cubic feet from development drilling and positive revisions to previous estimates.

In 2006, natural gas reserves decreased by approximately three percent despite reserves additions of approximately 303 billion cubic feet. Development drilling accounted for over 70 percent of these reserve additions.

In keeping with U.S. standards requiring that the reserves and related future net revenue be estimated under existing economic and operating conditions (i.e., prices and costs as of the date that the estimate is made), reference year end 2008 prices were as follows: crude oil (WTI) $44.60/bbl, (Edmonton Light) Cdn.$44.27/bbl, decreases of approximately 54 percent and approximately 53 percent from year end 2007, respectively; Foster Creek field price Cdn.$30.39/bbl, a decrease of approximately 39 percent from year end 2007; natural gas (Henry Hub) $5.71/MMbtu, a decrease of approximately 16 percent from year end 2007; and natural gas (AECO) Cdn.$6.22/MMbtu, a decrease of approximately six percent from year end 2007.

Each year, EnCana reviewed the methodologies employed to arrive at year end prices to ensure that they were determined in a manner that was most consistent with SEC standards. At year end 2007, this review resulted in EnCana changing its methodology with respect to bitumen price determination, placing greater emphasis on spot prices for the Western Canadian Select marker. The same methodology was used at year end 2008. Going forward, Cenovus intends to continue to review its methodologies annually.

Net Proved Reserves (Cenovus Share After Royalties)(1)(2)(4)
Constant Pricing

		Crude Oil and Natural Gas
	Natural Gas	Liquids(3)
	(billions of cubic feet)	(millions of barrels)
2006
Beginning of year	2,278	891.5
Revisions and improved recovery	86	(39.0)
Extensions and discoveries	219	232.9
Purchase of reserves in place	–	–
Sale of reserves in place	(2)	(0.0)
Production	(372)	(45.5)

End of year	2,209	1,039.9

Developed	1,937	283.6
Undeveloped	272	756.3

Total	2,209	1,039.9

2007
Beginning of year	2,209	1,039.9
Revisions and improved recovery	47	75.0
Extensions and discoveries	116	147.3
Purchase of reserves in place	–	–
Sale of reserves in place	–	(398.0)
Production	(353)	(37.1)

End of year	2,019	827.1

Developed	1,818	255.8
Undeveloped	201	571.3

Total	2,019	827.1

2008
Beginning of year	2,019	827.1
Revisions and improved recovery	93	111.3
Extensions and discoveries	75	7.3
Purchase of reserves in place	–	–
Sale of reserves in place	(1)	–
Production	(331)	(36.7)

End of year	1,855	909.0

Developed	1,715	300.9
Undeveloped	140	608.1

Total	1,855	909.0

Notes:

(1)	Definitions:

(a)	“Net” reserves are the remaining reserves attributable to the Cenovus Assets, after deduction of estimated royalties and including royalty interests.
(b)	“Proved” reserves are the estimated quantities of crude oil, natural gas and NGLs which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.
(c)	“Proved Developed” reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
(d)	“Proved Undeveloped” reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)	Estimates of total net proved crude oil or natural gas reserves are not filed with any U.S. federal authority or agency other than the SEC.
(3)	Proved crude oil and NGLs reserves at December 31, 2006 include approximately 800 million barrels of bitumen, of which 796 million barrels were attributable to the interests in Foster Creek and Christina Lake on that date. Effective January 2, 2007, these interests were contributed to FCCL in which Cenovus has a 50 percent interest. Accordingly, effective as at that date, reserves associated with those properties were reduced by 398 million barrels.
(4)	Reserves estimates at December 31, 2008 for properties located in Alberta have been prepared using the Alberta royalty framework which came into effect on January 1, 2009.

 OTHER DISCLOSURES ABOUT OIL AND GAS ACTIVITIES

The tables in this section set forth oil and gas information prepared by EnCana in accordance with U.S. disclosure standards, including SFAS 69. The financial information below has been prepared on a carve-out basis; please refer to the Cenovus Energy carve-out consolidated financial statements attached as Appendix “H” to this Information Circular.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, year end constant prices and cost assumptions were applied to Cenovus’s annual future production from proved reserves to determine cash inflows. Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.

Cenovus cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of Cenovus’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The computation also excludes values attributable to Cenovus’s Market Optimization interests.

Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves

	2008	2007	2006
	($ millions)
Future cash inflows	31,626	57,706	44,932
Less future:
Production costs	15,001	17,345	14,885
Development costs	4,334	4,635	5,510
Asset retirement obligation payments	1,669	1,769	1,301
Income taxes	2,142	7,641	5,117

Future net cash flows	8,480	26,316	18,119
Less 10 percent annual discount for estimated timing of cash flows	3,366	13,472	9,156

Discounted future net cash flows	5,114	12,844	8,963

Changes in Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves

	2008	2007	2006
	($ millions)
Balance, beginning of year	12,844	8,963	9,266
Changes resulting from:
Sales of oil and gas produced during the period	(3,896)	(3,151)	(3,308)
Discoveries and extensions, net of related costs	165	1,330	767
Purchases of proved reserves in place	–	3	–
Sales of proved reserves in place	(2)	(1,244)	(7)
Net change in prices and production costs	(10,401)	6,206	(525)
Revisions to quantity estimates	1,589	524	741
Accretion of discount	1,647	1,127	1,292
Previously estimated development costs incurred net of change in future development costs	670	468	(249)
Other	89	(73)	(363)
Net change in income taxes	2,409	(1,309)	1,349

Balance, end of year	5,114	12,844	8,963

Results of Operations, Capitalized Costs and Costs Incurred

Results of Operations

	2008	2007	2006
	($ millions)
Oil and gas revenues, net of royalties, transportation and selling costs	4,732	3,883	4,046
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	836	732	738
Depreciation, depletion and amortization	1,103	1,217	1,214

Operating income (loss)	2,793	1,934	2,094
Income taxes	815	574	676

Results of operations	1,978	1,360	1,418

Capitalized Costs

	2008	2007	2006
	($ millions)
Proved oil and gas properties	16,373	19,042	18,447
Unproved oil and gas properties	177	160	402

Total capital cost	16,550	19,202	18,849
Accumulated depreciation, depletion and amortization	8,476	9,707	7,127

Net capitalized costs	8,074	9,495	11,722

Costs Incurred

	2008	2007	2006
	($ millions)
Acquisitions
– Unproved	–	–	–
– Proved	–	14	14

Total acquisitions	–	14	14
Exploration costs	195	101	74
Development costs	1,308	1,196	1,441

Total costs incurred	1,503	1,311	1,529

 PRODUCTION VOLUMES AND PER-UNIT RESULTS

Production Volumes

The following tables summarize net daily production volumes of the Cenovus Assets on a quarterly basis for the periods indicated.

	Production Volumes–2008
	Year	Q4	Q3	Q2	Q1
PRODUCTION VOLUMES
Produced Gas (MMcf/d)
Integrated Oil – Other	63	59	61	67	65
Canadian Plains	842	820	831	856	860

Total Produced Gas	905	879	892	923	925

Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil – Canadian Plains	31,128	32,147	30,134	30,479	31,752
Heavy Oil
Foster Creek/Christina Lake	30,183	35,068	31,547	24,671	29,376
Integrated Oil – Other	2,729	2,133	2,273	3,009	3,514
Canadian Plains	35,029	32,843	34,655	34,618	38,029
Natural Gas Liquids(1)
Canadian Plains	1,181	1,126	1,147	1,189	1,262

Total Oil and Natural Gas Liquids	100,250	103,317	99,756	93,966	103,933

Total (MMcfe/d)	1,507	1,499	1,491	1,487	1,549

Total (BOE/d)	251,083	249,817	248,423	247,799	258,100

Note:
(1)          Natural gas liquids include condensate volumes.

	Production Volumes–2007
	Year	Q4	Q3	Q2	Q1
PRODUCTION VOLUMES
Produced Gas (MMcf/d)
Integrated Oil – Other	91	69	105	98	91
Canadian Plains	875	876	858	874	891

Total Produced Gas	966	945	963	972	982

Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil – Canadian Plains	32,156	31,706	32,064	31,740	33,129
Heavy Oil
Foster Creek/Christina Lake	26,814	27,190	28,740	27,994	23,269
Integrated Oil – Other	2,688	3,040	2,235	2,489	2,990
Canadian Plains	38,784	38,581	38,647	38,408	39,510
Natural Gas Liquids(1)
Canadian Plains	1,260	1,422	1,209	1,206	1,203

Total Oil and Natural Gas Liquids	101,702	101,939	102,895	101,837	100,101

Total (MMcfe/d)	1,576	1,557	1,580	1,583	1,583

Total (BOE/d)	262,702	259,439	263,395	263,837	263,768

Note:
(1)          Natural gas liquids include condensate volumes.

	Production Volumes–2006
	Year	Q4	Q3	Q2	Q1
PRODUCTION VOLUMES
Produced Gas (MMcf/d)
Integrated Oil – Other	113	97	108	121	122
Canadian Plains	906	901	899	894	932

Total Produced Gas	1,019	998	1,007	1,015	1,054

Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil – Canadian Plains	34,939	32,995	36,948	33,949	35,543
Heavy Oil
Foster Creek/Christina Lake	42,768	46,678	43,073	39,215	42,050
Integrated Oil – Other	5,185	5,341	3,953	5,471	5,466
Canadian Plains	40,673	36,572	39,332	39,101	48,356
Natural Gas Liquids(1)
Canadian Plains	1,380	1,397	1,326	1,318	1,479

Total Oil and Natural Gas Liquids	124,945	122,983	124,632	119,054	132,894

Total (MMcfe/d)	1,769	1,736	1,754	1,730	1,853

Total (BOE/d)	294,778	289,316	292,465	288,221	308,561

Note:
(1)          Natural gas liquids include condensate volumes.

Per-Unit Results

The following tables summarize net per-unit results in respect of the Cenovus Assets on a quarterly basis for the periods indicated. The results exclude the impact of realized financial hedging.

	Per-Unit Results–2008
	Year	Q4	Q3	Q2	Q1
Produced Gas – Canadian Plains ($/Mcf)
Price	7.77	5.65	8.67	9.50	7.19
Production and mineral taxes	0.12	0.06	0.17	0.17	0.06
Transportation and selling	0.23	0.21	0.24	0.22	0.25
Operating	0.78	0.65	0.59	0.96	0.93

Netback	6.64	4.73	7.67	8.15	5.95

Produced Gas – Total(1) ($/Mcf)
Price	7.76	5.63	8.66	9.50	7.19
Production and mineral taxes	0.11	0.06	0.16	0.16	0.06
Transportation and selling	0.24	0.21	0.25	0.24	0.25
Operating	0.84	0.72	0.62	1.00	1.03

Netback	6.57	4.64	7.63	8.10	5.85

Natural Gas Liquids – Canadian Plains ($/bbl)
Price	78.91	45.13	98.35	96.34	75.09
Production and mineral taxes	–	–	–	–	–
Transportation and selling	–	–	0.01	–	–

Netback	78.91	45.13	98.34	96.34	75.09

Crude Oil – Light and Medium – Canadian Plains ($/bbl)
Price	84.84	41.60	107.59	107.08	85.90
Production and mineral taxes	3.33	2.05	4.70	3.97	2.72
Transportation and selling	1.20	0.96	1.41	1.27	1.16
Operating	10.56	8.28	9.40	13.05	11.60

Netback	69.75	30.31	92.08	88.79	70.42

Crude Oil – Heavy – Canadian Plains ($/bbl)
Price	74.08	31.30	95.86	98.65	70.44
Production and mineral taxes	0.03	0.06	0.07	(0.10)	0.07
Transportation and selling	1.60	1.13	2.42	1.60	1.29
Operating	9.04	7.17	7.62	11.30	9.93

Netback	63.41	22.94	85.75	85.85	59.15

Crude Oil – Heavy – Foster Creek/Christina Lake ($/bbl)
Price(2)	62.44	19.86	91.21	93.64	59.67
Production and mineral taxes	–	–	–	–	–
Transportation and selling	2.36	2.04	2.10	2.77	2.72
Operating	15.53	10.73	15.53	21.41	16.62

Netback	44.55	7.09	73.58	69.46	40.33

Crude Oil – Total ($/bbl)
Price	73.95	30.31	98.26	99.82	72.36
Production and mineral taxes	1.09	0.66	1.53	1.29	0.94
Transportation and selling	1.73	1.42	2.02	1.83	1.68
Operating	11.73	8.87	10.93	14.99	12.48

Netback	59.40	19.36	83.78	81.71	57.26

Total Liquids ($/bbl)
Price	74.00	30.47	98.26	99.77	72.39
Production and mineral taxes	1.08	0.65	1.51	1.28	0.93
Transportation and selling	1.71	1.40	2.00	1.81	1.66
Operating	11.59	8.78	10.80	14.81	12.33

Netback	59.62	19.64	83.95	81.87	57.47

Total ($/Mcfe)
Price	9.59	5.40	11.73	12.23	9.14
Production and mineral taxes	0.14	0.08	0.20	0.18	0.10
Transportation and selling	0.26	0.22	0.28	0.26	0.26
Operating(3)	1.28	1.03	1.09	1.56	1.44

Netback	7.91	4.07	10.16	10.23	7.34

Total ($/BOE)
Price	57.55	32.39	70.37	73.39	54.82
Production and mineral taxes	0.83	0.47	1.19	1.07	0.58
Transportation and selling	1.54	1.34	1.69	1.57	1.57
Operating(3)	7.68	6.19	6.54	9.38	8.62

Netback	47.50	24.39	60.95	61.37	44.05

Notes:
(1)          Produced Gas – Total includes natural gas from the Athabasca property.
(2)          2008 price includes the impact of the write-down of condensate inventories to net realizable value (2008 – $4.26/bbl; Q4 2008 – $11.21/bbl; Q3
              2008 – $3.07/bbl).
(3)          Operating costs for the year include a recovery of costs related to long-term incentives of $0.01/Mcfe or $0.06/BOE.

	Per-Unit Results–2007
	Year	Q4	Q3	Q2	Q1
Produced Gas – Canadian Plains ($/Mcf)
Price	6.10	6.21	5.26	6.66	6.25
Production and mineral taxes	0.11	0.04	0.13	0.14	0.12
Transportation and selling	0.26	0.25	0.25	0.26	0.27
Operating	0.69	0.81	0.62	0.69	0.65

Netback	5.04	5.11	4.26	5.57	5.21

Produced Gas – Total(1) ($/Mcf)
Price	6.08	6.22	5.23	6.64	6.24
Production and mineral taxes	0.10	0.03	0.11	0.12	0.11
Transportation and selling	0.27	0.26	0.26	0.27	0.28
Operating	0.74	0.89	0.66	0.74	0.69

Netback	4.97	5.04	4.20	5.51	5.16

Natural Gas Liquids – Canadian Plains ($/bbl)
Price	59.98	73.12	61.29	56.08	46.69
Production and mineral taxes	–	–	–	–	–
Transportation and selling	–	–	–	–	–

Netback	59.98	73.12	61.29	56.08	46.69

Crude Oil – Light and Medium – Canadian Plains ($/bbl)
Price	56.41	68.78	59.68	52.43	44.81
Production and mineral taxes	2.37	2.36	2.16	2.37	2.59
Transportation and selling	1.33	1.22	1.39	1.27	1.43
Operating	9.20	10.34	8.84	9.10	8.55

Netback	43.51	54.86	47.29	39.69	32.24

Crude Oil – Heavy – Canadian Plains ($/bbl)
Price	43.91	49.52	48.22	40.70	37.22
Production and mineral taxes	0.05	0.07	0.06	0.06	(0.01)
Transportation and selling	1.18	1.13	1.36	1.19	1.03
Operating	7.59	9.06	7.27	7.56	6.48

Netback	35.09	39.26	39.53	31.89	29.72

Crude Oil – Heavy – Foster Creek/Christina Lake ($/bbl)
Price	40.14	45.58	42.86	39.40	33.28
Production and mineral taxes	–	–	–	–	–
Transportation and selling	2.88	2.75	2.10	3.62	3.07
Operating(2)	14.46	14.05	12.55	14.02	17.12

Netback	22.80	28.78	28.21	21.76	13.09

Crude Oil – Total ($/bbl)
Price	46.52	54.07	50.23	43.94	38.12
Production and mineral taxes	0.77	0.76	0.73	0.78	0.80
Transportation and selling	1.74	1.62	1.61	1.96	1.78
Operating	10.39	11.23	9.53	10.29	10.52

Netback	33.62	40.46	38.36	30.91	25.02

Total Liquids ($/bbl)
Price	46.69	54.33	50.36	44.08	38.22
Production and mineral taxes	0.76	0.75	0.72	0.77	0.79
Transportation and selling	1.72	1.60	1.59	1.94	1.76
Operating	10.27	11.08	9.42	10.17	10.41

Netback	33.94	40.90	38.63	31.20	25.26

Total ($/Mcfe)
Price	6.75	7.34	6.48	6.91	6.29
Production and mineral taxes	0.11	0.07	0.12	0.13	0.12
Transportation and selling	0.27	0.26	0.26	0.29	0.28
Operating(3)	1.12	1.27	1.02	1.11	1.11

Netback	5.25	5.74	5.08	5.38	4.78

Total ($/BOE)
Price	40.51	44.04	38.85	41.48	37.74
Production and mineral taxes	0.65	0.42	0.70	0.75	0.71
Transportation and selling	1.65	1.58	1.56	1.74	1.70
Operating(3)	6.75	7.59	6.12	6.66	6.64

Netback	31.46	34.45	30.47	32.33	28.69

Notes:
(1)          Produced Gas – Total includes natural gas from the Athabasca property.
(2)          First quarter operating costs include a prior year under accrual of operating costs of approximately $1.82/bbl.
(3)          Operating costs for the year include costs related to long-term incentives of $0.03/Mcfe or $0.21/BOE.

	Per-Unit Results–2006
	Year	Q4	Q3	Q2	Q1
Produced Gas – Canadian Plains ($/Mcf)
Price	6.11	5.73	5.49	5.61	7.60
Production and mineral taxes	0.12	0.05	0.11	0.09	0.23
Transportation and selling	0.23	0.23	0.26	0.23	0.21
Operating	0.59	0.61	0.54	0.58	0.62

Netback	5.17	4.84	4.58	4.71	6.54

Produced Gas – Total(1) ($/Mcf)
Price	6.09	5.73	5.49	5.59	7.51
Production and mineral taxes	0.11	0.05	0.10	0.08	0.21
Transportation and selling	0.25	0.24	0.28	0.24	0.23
Operating	0.63	0.64	0.58	0.63	0.67

Netback	5.10	4.80	4.53	4.64	6.40

Natural Gas Liquids – Canadian Plains ($/bbl)
Price	51.10	46.03	57.46	54.24	47.35
Production and mineral taxes	–	–	–	–	–
Transportation and selling	–	–	–	–	–

Netback	51.10	46.03	57.46	54.24	47.35

Crude Oil – Light and Medium – Canadian Plains ($/bbl)
Price	50.04	42.27	54.56	60.08	42.96
Production and mineral taxes	2.39	2.45	2.42	2.73	1.98
Transportation and selling	0.88	0.58	1.18	0.59	1.12
Operating	8.18	8.37	9.70	6.74	7.81

Netback	38.59	30.87	41.26	50.02	32.05

Crude Oil – Heavy – Canadian Plains ($/bbl)
Price	37.20	26.28	54.68	45.98	24.28
Production and mineral taxes	0.06	0.08	0.06	0.04	0.05
Transportation and selling	0.71	(0.30)	1.36	0.65	1.05
Operating	5.99	7.48	5.50	5.70	5.46

Netback	30.44	19.02	47.76	39.59	17.72

Crude Oil – Heavy – Foster Creek/Christina Lake ($/bbl)
Price	36.49	39.32	37.19	46.53	23.08
Production and mineral taxes	–	–	–	–	–
Transportation and selling	2.64	2.74	2.64	3.38	1.80
Operating	12.38	13.07	14.06	11.78	10.39

Netback	21.47	23.51	20.49	31.37	10.89

Crude Oil – Total ($/bbl)
Price	40.44	36.19	47.45	49.98	28.95
Production and mineral taxes	0.73	0.72	0.79	0.82	0.58
Transportation and selling	1.41	1.14	1.73	1.59	1.18
Operating	9.00	9.97	10.13	8.24	7.73

Netback	29.30	24.36	34.80	39.33	19.46

Total Liquids ($/bbl)
Price	40.56	36.31	47.56	50.02	29.16
Production and mineral taxes	0.72	0.71	0.78	0.81	0.57
Transportation and selling	1.39	1.12	1.71	1.58	1.17
Operating	8.90	9.85	10.01	8.15	7.64

Netback	29.55	24.63	35.06	39.48	19.78

Total ($/Mcfe)
Price	6.38	5.87	6.50	6.76	6.39
Production and mineral taxes	0.11	0.08	0.11	0.10	0.16
Transportation and selling	0.24	0.22	0.28	0.25	0.21
Operating(2)	0.99	1.06	1.03	0.93	0.93

Netback	5.04	4.51	5.08	5.48	5.09

Total ($/BOE)
Price	38.27	35.19	39.03	40.55	38.31
Production and mineral taxes	0.68	0.46	0.68	0.62	0.96
Transportation and selling	1.44	1.31	1.69	1.50	1.28
Operating(2)	5.93	6.37	6.19	5.60	5.55

Netback	30.22	27.05	30.47	32.83	30.52

Notes:
(1)          Produced Gas – Total includes natural gas from the Athabasca property.
(2)          Operating costs for the year include costs related to long-term incentives of $0.01/Mcfe or $0.08/BOE.

The following tables show the impact of realized financial hedging on per-unit results in respect of the Cenovus Assets.

	2008
	Year	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)	(0.30)	1.07	(1.15)	(1.41)	0.34
Liquids ($/bbl)	(6.07)	2.71	(8.85)	(12.50)	(6.63)
Total ($/Mcfe)	(0.58)	0.81	(1.28)	(1.67)	(0.24)
Total ($/BOE)	(3.50)	4.85	(7.69)	(10.01)	(1.43)

	2007
	Year	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)	0.75	0.85	1.04	0.42	0.71
Liquids ($/bbl)	(3.40)	(9.98)	(4.94)	(1.47)	2.60
Total ($/Mcfe)	0.23	(0.15)	0.31	0.16	0.60
Total ($/BOE)	1.40	(0.87)	1.84	0.98	3.58

	2006
	Year	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)	0.58	1.02	0.93	0.77	(0.37)
Liquids ($/bbl)	(3.63)	(3.59)	(3.82)	(3.76)	(3.38)
Total ($/Mcfe)	0.08	0.34	0.28	0.19	(0.45)
Total ($/BOE)	0.51	2.05	1.69	1.15	(2.72)

 DRILLING ACTIVITY

The following tables summarize gross participation and net interest in wells drilled for the periods indicated on the Cenovus Assets.

Exploration Wells Drilled

							Total
					Dry &		Working
	Gas		Oil		Abandoned		Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2008:
Integrated Oil	–	–	–	–	–	–	–	–	–	–	–
Canadian Plains	5	3	1	1	2	1	8	5	34	42	5

Total Canada	5	3	1	1	2	1	8	5	34	42	5

2007:
Integrated Oil	–	–	–	–	–	–	–	–	–	–	–
Canadian Plains	4	4	3	3	–	–	7	7	89	96	7

Total Canada	4	4	3	3	–	–	7	7	89	96	7

2006:
Integrated Oil	–	–	–	–	–	–	–	–	–	–	–
Canadian Plains	19	18	2	2	–	–	21	20	108	129	20

Total Canada	19	18	2	2	–	–	21	20	108	129	20

Development Wells Drilled

							Total
					Dry &		Working
	Gas		Oil		Abandoned		Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2008:
Integrated Oil	13	13	41	21	4	4	58	38	41	99	38
Canadian Plains	1,489	1,372	105	92	7	7	1,601	1,471	503	2,104	1,471

Total Canada	1,502	1,385	146	113	11	11	1,659	1,509	544	2,203	1,509

2007:
Integrated Oil	6	2	55	29	6	4	67	35	43	110	35
Canadian Plains	2,215	2,115	161	138	4	3	2,380	2,256	466	2,846	2,256

Total Canada	2,221	2,117	216	167	10	7	2,447	2,291	509	2,956	2,291

2006:
Integrated Oil	66	66	8	8	24	23	98	97	1	99	97
Canadian Plains	1,546	1,525	118	88	1	1	1,665	1,614	822	2,487	1,614

Total Canada	1,612	1,591	126	96	25	24	1,763	1,711	823	2,586	1,711

Notes:

(1)	“Gross” wells are the total number of wells on the Cenovus Assets in which Cenovus will have an interest upon completion of the Arrangement.
(2)	“Net” wells are the number of wells in respect of the Cenovus Assets obtained by aggregating Cenovus’s working interests in each of the gross wells on the Cenovus Assets in which Cenovus will have an interest upon completion of the Arrangement.
(3)	At December 31, 2008, 15 gross wells (9 net wells), all in Canada, were being drilled.

 LOCATION OF WELLS

The following table summarizes interests in producing wells and wells capable of producing as at December 31, 2008 on the Cenovus Assets.

	Gas		Oil		Total
	Gross	Net	Gross	Net	Gross	Net
Alberta	28,888	27,986	3,478	3,214	32,366	31,200
Saskatchewan	452	419	917	600	1,369	1,019
Manitoba	–	–	1	1	1	1

Total	29,340	28,405	4,396	3,815	33,736	32,220

Notes:

(1)	The Cenovus Assets comprise varying royalty interests in 9,209 natural gas wells and 4,907 crude oil wells which are producing or capable of producing.
(2)	Includes wells containing multiple completions as follows: 24,201 gross natural gas wells (23,420 net wells) and 1,294 gross crude oil wells (1,209 net wells).

 INTEREST IN MATERIAL PROPERTIES

The following table summarizes developed, undeveloped and total landholdings in respect of the Cenovus Assets as at December 31, 2008.

		Developed		Undeveloped		Total
		Gross	Net	Gross	Net	Gross	Net
		(thousands of acres)
Alberta
	–Fee	1,896	1,896	462	462	2,358	2,358
	–Crown	2,700	2,407	2,434	1,951	5,134	4,358
	–Freehold	51	38	6	3	57	41

		4,647	4,341	2,902	2,416	7,549	6,757

Saskatchewan	–Fee	64	64	447	447	511	511
	–Crown	133	111	410	352	543	463
	–Freehold	14	10	48	46	62	56

		211	185	905	845	1,116	1,030

Manitoba	–Fee	3	3	261	261	264	264

Total		4,861	4,529	4,068	3,522	8,929	8,051

Notes:

(1)	This table excludes approximately 2.5 million gross acres under lease or sublease, reserving to Cenovus, royalties or other interests.
(2)	Fee lands are those lands in which Cenovus has a fee simple interest in the mineral rights and has either: (i) not leased out all of the mineral zones; or (ii) retained a working interest. The current fee lands acreage summary now includes all fee titles owned by Cenovus, that have one or more zones that remain unleased or available for development.
(3)	Crown/Federal lands are those owned by the federal or provincial government or the First Nations, in which Cenovus has purchased a working interest lease.

 ACQUISITIONS, DIVESTITURES AND CAPITAL EXPENDITURES

Growth in the Cenovus Assets in recent years has been achieved primarily through internal growth. The Cenovus Assets have a large inventory of internal growth opportunities and Cenovus continues to examine select acquisition opportunities to develop and expand its key resource plays. Acquisition opportunities may include corporate or asset acquisitions. Cenovus may finance any such acquisitions with debt, equity, cash generated from operations, proceeds from asset divestitures or a combination of these sources.

The following table summarizes net capital investment for 2008 and 2007 for the Cenovus Assets.

	2008	2007
	($ millions)
Capital Investment
Canada
Integrated Oil – Canada	656	451
Canadian Plains	847	846
Downstream Refining	478	220
Market Optimization	16	4
Corporate	52	10

Capital Investment	2,049	1,531

Acquisitions
Property
Integrated Oil – Canada	–	14
Divestitures
Property
Integrated Oil – Canada	(8)	–
Canadian Plains	(39)	–

Net Acquisition and Divestiture Activity	(47)	14

Net Capital Investment	2,002	1,545

 DELIVERY COMMITMENTS

As part of the Arrangement, Cenovus will assume, under existing contracts and agreements, a number of delivery commitments to provide crude oil and natural gas. Cenovus has sufficient reserves of natural gas and crude oil to meet these commitments. More detailed information relating to such commitments can be found in Note 21 to the Cenovus Energy audited carve-out consolidated financial statements for the year ended December 31, 2008 attached as Appendix “H” to this Information Circular.

GENERAL

 COMPETITIVE CONDITIONS

All aspects of the oil and gas industry are highly competitive and Cenovus will actively compete with other companies, particularly in the following areas: (i) exploration for and development of new sources of oil and natural gas reserves; (ii) reserves and property acquisitions; (iii) transportation and marketing of oil, natural gas, NGLs, diluents and electricity; (iv) supply of refinery feedstock and the market for refined products; (v) access to services and equipment to carry out exploration, development or operating activities; and (vi) attracting and retaining experienced industry personnel. The oil and gas industry also competes with other industries that provide alternative forms of energy to consumers. Competitive forces can lead to cost increases or result in an oversupply of oil and natural gas, both of which could have a negative impact on Cenovus’s financial results.

 ENVIRONMENTAL PROTECTION

Cenovus’s operations are subject to laws and regulations concerning protection of the environment, pollution and the handling and transport of hazardous materials. These laws and regulations generally require Cenovus to remove or remedy the effect of its activities on the environment at present and former operating sites, including dismantling production facilities and remediating damage caused by the use or release of specified substances. A safety, environment and responsibility committee of the Cenovus Board (the “SER Committee”) is expected to oversee compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety (“EH&S”) performance in day-to-day operations, as well as inspections and assessments, will be designed to provide assurance that environmental and regulatory standards are met. Contingency plans will be put in place for a timely response to an environmental event and remediation/reclamation programs are expected to be put in place and utilized to restore the environment.

Cenovus recognizes that there is a cost associated with carbon emissions and anticipates that greenhouse gas regulations and the cost of carbon at various price levels can be adequately accounted for as part of business planning. Although uncertainty remains regarding potential future emissions regulation, Cenovus expects to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

Cenovus expects to incur abandonment and site reclamation costs as existing oil and gas properties comprising the Cenovus Assets are abandoned and reclaimed. In 2008 and as at June 30, 2009, expenditures beyond normal compliance with environmental regulations were not material in respect of the Cenovus Assets. Cenovus does not anticipate making material expenditures beyond amounts paid in respect of normal compliance with environmental regulations in 2009. Based on estimates at December 31, 2008, the total anticipated undiscounted future cost of abandonment and reclamation costs to be incurred over the life of the proved reserves in respect of the Cenovus Assets is estimated at approximately $3.2 billion.

 SOCIAL AND ENVIRONMENTAL POLICIES

It is expected that Cenovus will have a corporate responsibility policy (the “Responsibility Policy”) which will apply to activities undertaken by or on behalf of Cenovus, anywhere in the world, associated with the finding, production, transmission and storage of Cenovus’s products including decommissioning of facilities, marketing and other business and administrative functions.

It is expected that the Responsibility Policy and any revisions thereto will be approved by Cenovus’s executive team and the Cenovus Board. Accountability for implementation of the Responsibility Policy is anticipated to be at the operational level within Cenovus’s business units. It is expected that business units will establish processes to evaluate risks, and programs will be implemented to minimize those risks. Coordination and oversight of the Responsibility Policy will be determined by the Cenovus Board following completion of the Arrangement.

The corporate responsibility approach is expected to be imbedded throughout Cenovus’s organization through the implementation of the following steps: (i) a comprehensive approach to training and communicating policies and practices and a requirement for acknowledgement and sign-off on key policies from the Cenovus Board and employees; (ii) an EH&S management system; (iii) a security program to regularly assess security threats to business operations and to manage the associated risks; (iv) a formalized approach to stakeholder relations with a standardized stakeholder engagement guide; (v) corporate responsibility performance metrics to track Cenovus’s progress; (vi) an energy efficiency program that focuses on reducing energy use at Cenovus’s operations and supports initiatives at the community level while also incentivizing employees to reduce energy use in their homes; (vii) contribution of a minimum of one percent of Cenovus’s pre-tax domestic profits to charitable and non-profit organizations in the communities in which Cenovus operates; (viii) an investigations practice (the “Investigations Practice”) and an investigations committee (the “Investigations Committee”) which will review and resolve potential violations of Cenovus policies or practices and other regulations; (ix) an ethics helpline that provides an additional avenue for Cenovus’s stakeholders to raise their concerns as well as a corporate responsibility website which will allow people to write to Cenovus about non-financial issues of concern; (x) an internal corporate EH&S audit program that evaluates Cenovus’s compliance with the expectations and requirements of the EH&S management system; and (xi) related policies and practices such as an alcohol and drug policy and a code of business conduct and ethics and guidelines for behaviours with respect to the acceptance of gifts, conflicts of interest and the appropriate use of Cenovus equipment and technology in a manner that is consistent with leading ethical business practices. In addition, the Cenovus Board will approve such policies, and will be advised of significant contraventions thereof, and will receive updates on trends, issues or events which could have a significant impact on Cenovus.

 EMPLOYEES

It is currently anticipated that upon completion of the Arrangement, Cenovus will employ approximately 2,200 employees. Cenovus will also engage a number of contractors and service providers.

 FOREIGN OPERATIONS

One hundred percent of the reserves and production in respect of the Cenovus Assets are located in North America, which will limit Cenovus’s exposure to risks and uncertainties in countries considered politically and economically unstable. Any future operations and related assets of Cenovus outside North America may be adversely affected by changes in governmental policy, social instability or other political or economic developments which are not within the control of Cenovus, including the expropriation of property, the cancellation or modification of contract rights and restrictions on repatriation of cash. Cenovus will make efforts to mitigate these risks where practical and considered warranted.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions which will be attached to the Cenovus Common Shares and Cenovus Preferred Shares on the Effective Date after giving effect to the Arrangement. At that time, Cenovus will be authorized to issue an unlimited number of Cenovus Common Shares, an unlimited number of Cenovus First Preferred Shares and an unlimited number of Cenovus Second Preferred Shares. As of the date hereof, no Cenovus Common Shares or Cenovus Preferred Shares have been issued. Upon completion of the Arrangement, based on the number of EnCana Common Shares outstanding as at September 30, 2009, approximately 751,223,909 Cenovus Common Shares will be outstanding and no Cenovus Preferred Shares will be outstanding.

Pursuant to the Plan of Arrangement, all Cenovus Special Shares which are issued pursuant to the Plan of Arrangement will be redeemed for cancellation by Cenovus. Subsequent to such redemption and pursuant to the Arrangement, the articles of Cenovus will be amended to remove the Cenovus Special Shares as a class of shares eligible for issuance by Cenovus. See “The Arrangement – Arrangement Steps” in this Information Circular.

 CENOVUS COMMON SHARES

The holders of Cenovus Common Shares will be entitled to receive dividends if, as and when declared by the Cenovus Board. The holders of Cenovus Common Shares are entitled to receive notice of and to attend all meetings of shareholders and are entitled to one vote per Cenovus Common Share held at all such meetings. Pursuant to the CBCA, the first annual general meeting of shareholders of Cenovus must be held not later than 18 months following the Effective Date. In the event of the liquidation, dissolution or winding up of Cenovus or other distribution of assets of Cenovus among its shareholders for the purpose of winding up its affairs, the holders of Cenovus Common Shares will be entitled to participate rateably in any distribution of the assets of Cenovus.

The Cenovus Board has approved for adoption the Cenovus Employee Stock Option Plan. If ratified and approved at the Meeting, the Cenovus Employee Stock Option Plan will permit the Cenovus Board to grant to employees of Cenovus and its subsidiaries stock options to purchase Cenovus Common Shares (in addition to the Cenovus Replacement Options granted pursuant to the Arrangement). Cenovus Option exercise prices will be based on the market price for Cenovus Common Shares on the date immediately preceding the date the options are granted, except for Cenovus Replacement Options the exercise price of which will be determined in accordance with the formula described under the heading “The Arrangement – Treatment of EnCana Employees and Benefit Plans – Options” in this Information Circular. Cenovus Options granted under the Cenovus Employee Stock Option Plan will generally be fully exercisable after three years and expire five years after the grant date. Additional vesting requirements based on pre-determined performance criteria will also apply to the Cenovus Replacement Options granted in exchange for approximately two-thirds of the EnCana Options granted in 2007, 2008 and 2009. A portion of the Cenovus Options that may be granted in the future will also vest subject to the satisfaction of certain pre-determined performance criteria as approved by the HRC Committee (as defined herein). A small number of Cenovus Replacement Options granted pursuant to the Arrangement in exchange for options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the original options were granted; the latest expiry date being in 2010. See “Other Matters to be Acted Upon – Cenovus Employee Stock Option Plan” in this Information Circular.

On October 20, 2009, Cenovus adopted a shareholder rights plan, which became effective the same day and which will become the shareholder rights plan for Cenovus upon the amalgamation of Subco and Cenovus. If ratified and approved at the Meeting, the Cenovus Shareholder Rights Plan will continue in effect after the Effective Date to ensure, to the extent possible, that all shareholders of Cenovus are treated fairly in connection with any take-over bid for Cenovus. See “Other Matters to be Acted Upon – Cenovus Shareholder Rights Plan” in this Information Circular. The Cenovus Shareholder Rights Plan will create a right that attaches to each issued Cenovus Common Share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of the Cenovus Common Shares, the rights are not separable from the Cenovus Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquiror, from and after the separation time (unless delayed by the Cenovus Board) and before certain expiration times, to acquire Cenovus Common Shares at 50 percent of the market price at the time of exercise. Any Cenovus Common Shares acquired as a consequence of “if, as and when issued” trades or otherwise, will be included in the calculation of the 20 percent threshold and, if exceeded, will cause such person to become an “Acquiring Person” (as defined under the heading “Other Matters to be Acted Upon – Cenovus Shareholder Rights Plan – Summary of the Cenovus Shareholder Rights Plan – Rights Exercise Privilege” in this Information Circular) and such person would not be grandfathered. If ratified and approved at the Meeting, the Cenovus Shareholder Rights Plan must be reconfirmed at the annual meeting of Cenovus to be held in 2012 and every third annual meeting thereafter until its expiry 10 years from the Effective Date. See “Other Matters to be Acted Upon – Cenovus Shareholder Rights Plan” in this Information Circular.

The Cenovus Common Shares have received conditional listing approval from the TSX and have been authorized for listing on the NYSE subject to notice of issuance. Listing on the TSX is subject to Cenovus fulfilling all of the original listing requirements of the TSX on or before January 5, 2010. The trading symbol for the Cenovus Common Shares will be “CVE” on the TSX and NYSE.

Cenovus expects that trading in the Cenovus Common Shares will commence on an “if, as and when issued” basis on both the TSX and the NYSE on a date in early to mid-November and will be announced by EnCana in a news release. Since Cenovus will be designated as a reporting issuer under applicable Canadian securities laws, the acquisition and beneficial ownership reporting rules under such laws will apply to all purchases of Cenovus Common Shares from the commencement of “if, as and when issued” trading in such shares. U.S. beneficial ownership reporting rules will also apply. See “Certain Legal and Regulatory Matters – Securities Law Matters” in this Information Circular.

If the Arrangement becomes effective on November 30, 2009, it is expected that the EnCana Common Shares with an entitlement to Cenovus Common Shares will cease trading on the TSX after the close of trading on December 2, 2009 and on the NYSE after the close of trading on December 8, 2009 and that the Cenovus Common Shares will begin trading on the TSX for regular settlement at the opening of trading on December 3, 2009 and on the NYSE for regular settlement at the opening of trading on December 9, 2009. Cenovus expects that the “if, as and when issued” trades will settle on December 8, 2009 on the TSX and on December 14, 2009 on the NYSE.

See “Certain Legal and Regulatory Matters – Stock Exchange Listings” in this Information Circular.

 CENOVUS PREFERRED SHARES

Cenovus Preferred Shares may be issued in one or more series. The Cenovus Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of Cenovus Preferred Shares before the issue of such series. Holders of the Cenovus Preferred Shares are not entitled to vote at any meeting of the shareholders of Cenovus, but may be entitled to vote if Cenovus fails to pay dividends on that series of Cenovus Preferred Shares. The Cenovus First Preferred Shares are entitled to priority over the Cenovus Second Preferred Shares and the Cenovus Common Shares with respect to the payment of dividends and the distribution of assets of Cenovus in the event of any liquidation, dissolution or winding up of Cenovus’s affairs. The Cenovus Board is restricted from issuing Cenovus First Preferred Shares or Cenovus Second Preferred Shares if by doing so the aggregate amount payable to holders of each such class of shares as a return of capital in the event of liquidation, dissolution or winding up of Cenovus or any other distribution of the assets of Cenovus among its shareholders for the purpose of winding up its affairs would exceed Cdn.$500,000,000.

DIVIDENDS

 DIVIDENDS

The declaration of dividends will be at the sole discretion of the Cenovus Board and no dividend policy has yet been adopted by the Cenovus Board. The initial combined dividends of EnCana and Cenovus following completion of the Arrangement are intended to be approximately equal to EnCana’s current dividend of U.S.$1.60 per share annually.

 DIVIDEND REINVESTMENT PLAN

It is presently anticipated that, after the Effective Date, Cenovus will establish a dividend reinvestment plan for the Cenovus Common Shares, in substantially the same form as the EnCana DRIP, which will permit holders of Cenovus Common Shares who elect to participate in such plan to automatically reinvest cash dividends paid on their Cenovus Common Shares in additional Cenovus Common Shares acquired on the market. In the event that such plan is established, Cenovus will issue a news release describing the plan and where additional information can be found relating to it.

CREDIT RATINGS

The Cenovus Notes have been assigned a rating of BBB+ with a Stable outlook by S&P, a rating of Baa2 with a Stable outlook by Moody’s and a provisional rating of A(low) by DBRS. DBRS expects to finalize the provisional rating if the Arrangement proceeds as expected. S&P also assigned a corporate credit rating of BBB+ with a Stable outlook to Cenovus. Each of S&P’s ratings are contingent upon the completion of the Arrangement.

Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. A rating may not remain in effect for any given period of time and may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB+ by S&P is within the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within the major rating categories.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa2 by Moody’s is within the fourth highest of nine categories and is assigned to debt securities which are considered medium-grade (i.e., they are subject to moderate credit risk). Such debt securities may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

DBRS’ long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A(low) by DBRS is within the third highest of ten categories and is assigned to debt securities considered to be of satisfactory credit quality. Protection of interest and principal is substantial, but the degree of strength is less than that of higher rated securities. Entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category.

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Cenovus, effective June 30, 2009, as adjusted to give effect to the Arrangement and the use of proceeds of the Cenovus Note Offering. You should read this table in conjunction with the unaudited pro forma consolidated financial statements, including the related notes thereto, attached as Appendix “I” to this Information Circular and the Cenovus Energy audited and unaudited carve-out consolidated financial information and financial statements, including the related notes thereto, attached as Appendix “H” to this Information Circular.

As at
June 30, 2009,
as adjusted
(in millions)
(unaudited)

Long-Term Debt (includes current portion)
Revolving Credit Facilities(1)
3-year Revolving Facility	$109
364-day Revolving Facility	–
Cenovus Notes(2)
2014 Notes	800
2019 Notes	1,300
2039 Notes	1,400

Total long-term debt	3,609
Total Shareholders’ Equity(3)	7,999

Total Capitalization	$11,608

Notes:

(1)	Cenovus has obtained commitments from a syndicate of banks for a Cdn.$2.0 billion 3-year revolving credit facility and a Cdn.$500 million 364-day revolving credit facility. The terms of each of these facilities commence on the Effective Date. See “–Credit Facilities” below.
(2)	See “– Debt Securities” below.
(3)	See “Description of Capital Structure” in this Appendix “F”.

 CREDIT FACILITIES

In order to provide ongoing liquidity, including working capital requirements, Subco has obtained commitments from a syndicate of banks to make available to Cenovus a Cdn.$2.0 billion 3-year revolving credit facility and a Cdn.$500 million 364-day revolving credit facility. The terms of each of these facilities commence on the Effective Date. The commitments from such banks to make advances available under such credit facilities on the Arrangement becoming effective are subject to customary conditions for credit facilities of this type, including, among others, no material adverse change in the financial condition or operations of Cenovus shall have occurred, there shall not have occurred a material disruption of or material adverse change in conditions in the financial, banking or capital markets that would reasonably be expected to materially impair the syndication of the credit facilities, the banks shall not have become aware of information affecting Cenovus or the Arrangement that is inconsistent in a material and adverse manner with information previously disclosed to the banks and that would reasonably be expected to materially impair the syndication of the credit facilities and the Arrangement shall become effective by February 28, 2010.

The credit agreement is expected to contain customary representations, warranties, covenants and events of default for credit facilities of this type. Advances under each credit facility will bear interest at the prevailing prime rate, U.S. base rate, bankers acceptance rate or LIBOR, plus applicable margins.

In addition to the credit facilities noted above, Subco had arranged commitments with a syndicate of banks for a bridge credit facility in the amount of U.S.$3.0 billion to pay for debt to be incurred as a result of the Arrangement. The successful completion of the Cenovus Note Offering (described below) has subsequently eliminated the need for the bridge credit facility and the commitments in respect of the bridge credit facility have been cancelled. See “– Debt Securities” below.

 DEBT SECURITIES

On September 18, 2009, Subco completed, in three tranches, a U.S.$3.5 billion private offering of debt securities (comprised of the 2014 Notes, 2019 Notes and 2039 Notes) which are exempt from the registration requirements of the U.S. Securities Act under Rule 144A and Regulation S. The net proceeds of the private offering were placed into an escrow account pending the completion of the Arrangement and, upon the release from escrow thereof, will be applied to repay all or substantially all of the approximately U.S.$3.5 billion in indebtedness to be incurred by Subco to acquire the Cenovus Assets from EnCana in connection with the Arrangement as described below.

On the Effective Date, the Cenovus Notes will become Cenovus’s direct, unsecured and unsubordinated obligations and will rank equally and rateably with all of its other existing and future unsecured and unsubordinated indebtedness. The Cenovus Notes are structurally subordinate to all existing and future indebtedness and liabilities of any of Cenovus’s corporate and partnership subsidiaries. The interest rates payable on the Cenovus Notes will be subject to adjustment if, on the date the Arrangement becomes effective, either of Moody’s or S&P assigns ratings to the Cenovus Notes that are below the initial ratings assigned by Moody’s and S&P. See “Credit Ratings” in this Appendix “F”.

If the Arrangement does not become effective on or before January 31, 2010 (the “Transaction Closing Deadline”), the Cenovus Notes will be redeemed (the “Special Mandatory Redemption”), in whole and not in part, on or prior to the Special Mandatory Redemption Date. The Special Mandatory Redemption Date is defined as the earlier of (1) February 15, 2010, if the Arrangement has not become effective on or prior to the Transaction Closing Deadline (January 31, 2010) and (2) the 10th day (or if such day is not a business day, the first business day thereafter) following the public announcement by EnCana that it will not proceed with the Arrangement for any reason. In the event of such redemption, the redemption price will be equal to 101 percent of the aggregate principal amount of the Cenovus Notes plus a penalty payment computed with reference to the expected accrued interest to, but not including, the Special Mandatory Redemption Date.

Subject to the requirements set forth in an escrow and security agreement relating to the escrow account, if the Arrangement becomes effective prior to the Transaction Closing Deadline, then all amounts in the escrow account will be released to Cenovus by the escrow agent promptly after the escrow agent has been notified that the Arrangement has become effective.

Pending release of the funds in the escrow account: (i) to Cenovus immediately after the Arrangement becomes effective; or (ii) to the trustee of the Cenovus Notes in the event of a Special Mandatory Redemption, such funds will be invested solely in U.S. Government Treasury Bills. The escrow and security agreement provides that the escrow agent will release the funds from the escrow account:

•	to Cenovus upon the satisfaction of the following conditions (and delivery to the trustee of the Cenovus Notes (the “Trustee”) of a certificate from an officer of Cenovus confirming that these conditions have been satisfied):

-	the Arrangement has become effective on substantially the terms described in the offering memorandum prepared in respect of the Cenovus Note Offering; and

-	no “Event of Default”[1] (as such term is defined in the indenture dated September 18, 2009 governing the Cenovus Notes (the “Cenovus Note Indenture”)) has occurred and is continuing or will result from the release of funds from the escrow account; or

•	to the Trustee, in an aggregate amount necessary and sufficient to pay the aggregate redemption price on the redemption date, if Subco is required to consummate a Special Mandatory Redemption; and to Subco, promptly after redemption of all the notes, but only to the extent of any funds remaining in the escrow account after consummation of such redemption of all the Cenovus Notes and payment of any remaining obligations to the Trustee, in its capacity as such or as escrow agent.

None of EnCana, Cenovus, Subco or any subsidiary of EnCana, Cenovus or Subco shall at any time have any rights to, access to, control of, or dominion over, the escrowed property held by the escrow agent pursuant to the terms and conditions of the escrow and security agreement before the completion of the Arrangement, including the amalgamation of Cenovus and Subco and the Cenovus Common Shares having been approved for listing on the TSX (subject to customary conditions subsequent).

To secure the payment of the amounts payable upon a Special Mandatory Redemption, Subco has granted to the Trustee for the ratable benefit of the holders of the Cenovus Notes a perfected security interest in the escrow account. Cenovus has also agreed to use its commercially reasonable efforts to cause a registration statement with respect to an offer to exchange the Cenovus Notes for a new issue of notes registered under the U.S. Securities Act to be declared effective no later than September 18, 2010.

Pursuant to the Pre-Arrangement Reorganization, EnCana will transfer the Cenovus Assets to Subco in exchange for, among other things, an interest bearing demand intercompany note in the amount of approximately U.S.$3.5 billion. Upon completion of the Arrangement, Cenovus intends to use the net proceeds from the Cenovus Note Offering to repay all or substantially all of the intercompany note.

 1  The “Events of Default” contained in the Cenovus Note Indenture are substantially consistent with the events of default described in the indenture dated August 13, 2007 between EnCana and The Bank of New York, as trustee therein. A description of such events of default is contained in EnCana’s base shelf prospectus dated March 11, 2008 which is available on SEDAR.

OPTIONS TO PURCHASE SECURITIES

The Cenovus Board has approved for adoption the Cenovus Employee Stock Option Plan. At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, ratify and approve the adoption of the Cenovus Employee Stock Option Plan which will authorize the Cenovus Board to grant to employees of Cenovus and its subsidiaries stock options to purchase Cenovus Common Shares (in addition to the Cenovus Replacement Options granted pursuant to the Arrangement). Non-employee directors of Cenovus are not entitled to receive options under the Cenovus Employee Stock Option Plan. Ratification and approval of the Cenovus Employee Stock Option Plan by Shareholders is required by the TSX and is a condition precedent to completion of the Arrangement to allow the Cenovus Replacement Options to be granted under a stock option plan. This condition precedent may be waived by EnCana. No stock options to acquire Cenovus Common Shares have been granted to date.

See “Other Matters to be Acted Upon – Cenovus Employee Stock Option Plan” in this Information Circular for a summary of the Cenovus Employee Stock Option Plan.

Pursuant to the Arrangement, each holder of EnCana Options will dispose of his or her rights to such EnCana Options to EnCana and Cenovus in consideration for the grant by EnCana to such holder of EnCana Replacement Options and the grant by Cenovus to such holder of Cenovus Replacement Options and the old EnCana Options will be cancelled and terminated. Each Cenovus Replacement Option will, once vested, be exercisable to acquire a Cenovus Common Share and will also have an associated Cenovus TSAR which will entitle the optionee to surrender the right to exercise his or her option to purchase a specified number of Cenovus Common Shares and to receive cash or Cenovus Common Shares (at Cenovus’s discretion) in an amount equal to the excess of the closing price of the Cenovus Common Shares on the TSX on the last trading day preceding the date of exercise of the Cenovus TSAR, over the exercise price for the Cenovus Option, multiplied by the number of optioned Cenovus Common Shares surrendered. Where a Cenovus TSAR is exercised, the right to the underlying Cenovus Common Share is forfeited and such number of Cenovus Common Shares are returned to the Cenovus Common Shares reserved and available for new option grants. It is expected that Cenovus Options granted in the future will also have associated Cenovus TSARs. Except with respect to the exercise price, the Cenovus Replacement Options otherwise have similar terms and conditions, including as to vesting, with performance based and other vesting criteria, adjusted as appropriate, as the EnCana Options held by such option holders immediately prior to the Arrangement becoming effective. See “Other Matters To Be Acted Upon – Cenovus Employee Stock Option Plan” in this Information Circular.

To preserve the economic benefits of the EnCana Options, immediately before the Arrangement becomes effective, to the holder thereof, the exercise price of the EnCana Options exchanged will be apportioned between the EnCana Replacement Options and the Cenovus Replacement Options. The exercise price of each Cenovus Replacement Option will be determined in accordance with the following formula and rounded up to the nearest whole cent:

Exercise Price of Cenovus Replacement Option	=	Trading Price of Cenovus Common Share	X	Original Exercise Price Aggregate Trading Price

where:

“Aggregate Trading Price” means an amount equal to the aggregate of the Trading Prices of a New EnCana Common Share and a Cenovus Common Share.

“Original Exercise Price” means the original exercise price per EnCana Common Share of the EnCana Option.

“Trading Price” means the one-day volume weighted average trading price of a New EnCana Common Share or a Cenovus Common Share, as the case may be, on the TSX on the last trading day following the Arrangement on which each of the EnCana Common Shares, New EnCana Common Shares and Cenovus Common Shares all trade on the TSX, whether such trading occurs on an “if, as and when issued” basis or on a “regular” basis.

Based on the number of EnCana Options outstanding as at September 30, 2009, the following table sets forth information with respect to the Cenovus Replacement Options issuable pursuant to the Arrangement in exchange for EnCana Options.

	Number of
	Cenovus Common
	Shares Under
(Group)	Option(3)	Expiry Date

Executive Officers(1) (17 persons)	6,339,253	February 15, 2010 – February 11, 2014

Employees(2) (5,290 persons)	33,293,764	December 1, 2009 – September 21, 2014
Notes:

(1)	Includes all proposed executive officers of Cenovus and EnCana as a group who will receive Cenovus Replacement Options in exchange for EnCana Options pursuant to the Arrangement.
(2)	Includes all other employees of Cenovus and employees and former employees of EnCana who will receive Cenovus Replacement Options in exchange for EnCana Options pursuant to the Arrangement.
(3)	The exercise price of the Cenovus Replacement Options will be determined using the formula described above.

Pursuant to the Employee Matters Agreement and the Plan of Arrangement, Cenovus will, post-Arrangement, make certain reimbursement payments to EnCana in respect of any cash payments made by EnCana on the surrender of EnCana Replacement Options by employees of Cenovus (or its subsidiaries). Similarly, EnCana will, post-Arrangement, make certain reimbursement payments to Cenovus in respect of any cash payments made by Cenovus on the surrender of Cenovus Replacement Options by employees of EnCana (or its subsidiaries). See “The Arrangement – Treatment of EnCana Employees and Benefit Plans – Options” in this Information Circular.

PRIOR SALES

No Cenovus Common Shares have been issued, or will be issued, prior to the Arrangement. Cenovus expects that trading in the Cenovus Common Shares will commence on an “if, as and when issued” basis on both the TSX and the NYSE on a date in early to mid-November and will be announced by EnCana in a news release. Since Cenovus will be designated as a reporting issuer under applicable Canadian securities laws, the acquisition and beneficial ownership reporting rules under such laws will apply to all purchases of Cenovus Common Shares from the commencement of “if, as and when issued” trading in such shares. U.S. beneficial ownership reporting rules will also apply. See “Certain Legal and Regulatory Matters – Securities Law Matters” in this Information Circular.

If the Arrangement becomes effective on November 30, 2009, Cenovus expects that the EnCana Common Shares with an entitlement to the Cenovus Common Shares will cease trading on the TSX after the close of trading on December 2, 2009 and on the NYSE after the close of trading on December 8, 2009 and that the Cenovus Common Shares will begin trading on the TSX for regular settlement at the opening of trading on December 3, 2009 and on the NYSE for regular settlement at the opening of trading on December 9, 2009. Cenovus expects that the “if, as and when issued” trades will settle on December 8, 2009 on the TSX and on December 14, 2009 on the NYSE.

ESCROWED SECURITIES

To the knowledge of Cenovus, as of the date of this Information Circular, no securities of any class of securities of Cenovus are held in escrow or are anticipated to be held in escrow following the completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

To the knowledge of Cenovus, as of the date of this Information Circular, there are no persons who will, immediately following the Arrangement becoming effective, beneficially own, or control or direct, directly or indirectly, voting securities of Cenovus carrying 10 percent or more of the voting rights attached to any class of voting securities of Cenovus.

DIRECTORS AND EXECUTIVE OFFICERS

The names, province or state and country of residence and positions with Cenovus of the persons who will serve as directors and executive officers of Cenovus after giving effect to the Arrangement are set out below, together with their pro forma holdings of Cenovus Common Shares. Each of the following proposed members of the Cenovus Board will be formally appointed to the Cenovus Board pursuant to the Arrangement. In order to facilitate the incorporation and organization of Cenovus, including the adoption of the Cenovus Employee Stock Option Plan and the Cenovus Shareholder Rights Plan, three officers of EnCana have been appointed to the Cenovus Board on an interim basis.

 DIRECTORS

	Office to be Held		Pro Forma Holdings of
Name and Residence	with Cenovus(1)	Principal Occupation	Cenovus Common Shares(1)

Ralph S. Cunningham(3,4,6) Houston, Texas, United States	Director	President & Chief Executive Officer EPE Holdings, LLC (Midstream energy services)	-

Patrick D. Daniel(2,3,4) Calgary, Alberta, Canada	Director	President & Chief Executive Officer Enbridge Inc. (Energy delivery)	39,348

Ian W. Delaney(3,4,6) Toronto, Ontario, Canada	Director	Chairman and Chief Executive Officer Sherritt International Corporation (Nickel/cobalt mining, oil and natural gas production, electricity generation and coal mining)	33,600

Brian C. Ferguson(8) Calgary, Alberta, Canada	Director, President & Chief Executive Officer	Executive Vice-President & Chief Financial Officer EnCana Corporation	67,441

Michael A. Grandin(4,7) Calgary, Alberta, Canada	Chairman	Corporate Director	123,120

Valerie A.A. Nielsen(2,4,5) Calgary, Alberta, Canada	Director	Corporate Director	44,217

Charles M. Rampacek(4,5,6) Dallas, Texas, United States	Director	Corporate Director	–

Colin Taylor(2,3,4) Toronto, Ontario, Canada	Director	Corporate Director	2,300

Wayne G. Thomson(4,5,6) Calgary, Alberta, Canada	Director	President Enviro Valve Inc. (Private technology company)	–

Notes:

(1)	Assumes the Arrangement has become effective.
(2)	Proposed member of the Audit Committee (as defined herein).
(3)	Proposed member of the HRC Committee.
(4)	Proposed member of the NCG Committee (as defined herein).
(5)	Proposed member of the Reserves Committee (as defined herein).
(6)	Proposed member of the SER Committee.
(7)	Proposed ex-officio non-voting member of all other proposed committees of the Cenovus Board. As an ex-officio non-voting member, Mr. Grandin will attend as his schedule permits and may vote when necessary to achieve a quorum.
(8)	As a proposed officer of Cenovus and a non-independent director, Mr. Ferguson is not a proposed member of any of the proposed committees of the Cenovus Board.

 EXECUTIVE OFFICERS

Office to be Held with Cenovus and
Name and Residence(3)	Principal Occupation(2,3)	Current Principal Occupation(1)

Brian C. Ferguson Calgary, Alberta, Canada	Director, President & Chief Executive Officer	Executive Vice-President & Chief Financial Officer

Ivor M. Ruste Calgary, Alberta, Canada	Executive Vice-President & Chief Financial Officer	Executive Vice-President, Corporate Responsibility & Chief Risk Officer

John K. Brannan Calgary, Alberta, Canada	Executive Vice-President (President, Integrated Oil Division)	Executive Vice-President (President, Integrated Oil Division)

Harbir S. Chhina Calgary, Alberta, Canada	Executive Vice-President, Enhanced Oil Development & New Resource Plays	Vice-President, Upstream Operations Integrated Oil Division

Kerry D. Dyte Calgary, Alberta, Canada	Executive Vice-President, General Counsel & Corporate Secretary	Vice-President, General Counsel & Corporate Secretary

Judy A. Fairburn Calgary, Alberta, Canada	Executive Vice-President, Environment & Strategic Planning	Vice-President, Environment & Corporate Responsibility

Sheila M. McIntosh Calgary, Alberta, Canada	Executive Vice-President, Communications & Stakeholder Relations	Executive Vice-President, Corporate Communications

Donald T. Swystun Calgary, Alberta, Canada	Executive Vice-President (President, Canadian Plains Division)	Executive Vice-President (President, Canadian Plains Division)

Hayward J. Walls Calgary, Alberta, Canada	Executive Vice-President, Organization & Workplace Development	Executive Vice-President, Corporate Services
Notes:

(1)	All of the proposed executive officers are employed by EnCana as at the date hereof.
(2)	Assumes the Arrangement has become effective.
(3)	The proposed officers of Cenovus and/or the offices held by such individuals may change prior to the Effective Time.

By approving the Arrangement Resolution, Shareholders will be deemed to have approved the proposed directors and auditors of Cenovus, which are formally appointed pursuant to the Arrangement. Each of the proposed directors of Cenovus will hold office until the first annual meeting of the holders of Cenovus Common Shares or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated. Additional directors may be appointed by the Cenovus Board after completion of the Arrangement and prior or subsequent to the first annual meeting of holders of Cenovus Common Shares in accordance with the articles of Cenovus. Cenovus has been granted an exemption by the TSX from being required to hold its first annual meeting of holders of Cenovus Common Shares within six months of December 31, 2009. As a result, the first annual meeting of holders of Cenovus Common Shares is expected to occur in the second quarter of 2011 and, in any event, not later than June 30, 2011, at which time holders of Cenovus Common Shares will vote on the election of the directors and appointment of auditors of Cenovus.

A diverse and experienced management team has been assembled to lead Cenovus and will continue to assess Cenovus’s longer-term strategy and organizational needs. All executive officers of Cenovus will meet the high standards to be set by the proposed Cenovus Board which are expected to include, but not be limited to, strong business ethics, adherence to proper corporate governance and knowledge of public company compliance.

It is anticipated that the directors and executive officers of Cenovus, as a group, will beneficially own, directly or indirectly, or exercise control or direction over less than one million Cenovus Common Shares or approximately 0.13 percent of the number of Cenovus Common Shares that will be outstanding immediately following completion of the Arrangement, based upon the number of EnCana Common Shares so owned or controlled as at September 30, 2009.

An audit committee of the Cenovus Board (the “Audit Committee”) will be established following completion of the Arrangement. The composition of the Audit Committee will comply with the requirements of the CBCA, applicable Canadian securities laws, the TSX and the Sarbanes-Oxley Act of 2002. See “Audit Committee” and “Corporate Governance” in this Appendix “F”.

 FIVE YEAR OCCUPATIONAL HISTORY OF DIRECTORS AND EXECUTIVE OFFICERS

During the last five years, all of the proposed directors and executive officers have served in various capacities with EnCana or have held the principal occupation indicated in the tables set out under the headings “– Directors” and “– Executive Officers” above except for the following:

Directors

Ralph S. Cunningham

Since August 2007, Mr. Cunningham has been a director and President and Chief Executive Officer of EPE Holdings, LLC, the sole general partner of Enterprise GP Holdings L.P. (a publicly traded midstream energy holding company). From February 2006 until July 2007, he served as Group Executive Vice President and Chief Operating Officer and, from June 2007 to July 2007, also served as Interim President and Chief Executive Officer of Enterprise Products GP, LLC, the sole general partner of Enterprise Products Partners, L.P. (a publicly traded midstream energy company). In addition, he has served as a director of Enterprise Products GP, LLC, the general partner of Enterprise Products Partners, L.P., since February 2006. He is also a director of Agrium Inc. (agricultural chemicals company) and a director and Chairman of TETRA Technologies, Inc. (energy services and chemicals company). He was President and Chief Executive Officer of CITGO Petroleum Corporation (energy company) from May 1995 until his retirement in May 1997. In the not-for-profit sector, he is a member of the Auburn University Chemical Engineering Advisory Council and the Auburn University Engineering Advisory Council.

Ian W. Delaney

Mr. Delaney has been Chairman of Sherritt International Corporation (nickel/cobalt mining, oil and natural gas production, electricity generation and coal mining) since 1995 and assumed the additional responsibilities of Chief Executive Officer of Sherritt International Corporation since January 2009. He is also Chairman of The Westaim Corporation (technology investment company) and a director of OPTI Canada Inc. (oilsands development and upgrading company).

Michael A. Grandin

Mr. Grandin is a Corporate Director. He is a director of BNS Split Corp. II (investment company) and HSBC Bank Canada. He was Chairman and Chief Executive Officer of Fording Canadian Coal Trust from February 2003 to October 2008 when it was acquired by Teck Cominco Limited. He was President of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form EnCana. He was also Executive Vice-President and Chief Financial Officer of Canadian Pacific Limited from December 1997 to October 2001. Mr. Grandin served as Dean of the Haskayne School of Business, University of Calgary from April 2004 to January 2006.

Charles M. Rampacek

Mr. Rampacek is a Corporate Director. Since June 2003, Mr. Rampacek has provided business and management consulting services to the energy industry. Since 2006, Mr. Rampacek has served as a director of Enterprise Products GP, LLC, the sole general partner of Enterprise Products Partners, L.P. (a publicly traded midstream energy company), and since 1998 he has been a director of Flowserve Corporation (a publicly traded manufacturer of industrial pumps, valves and seals). From August 2000 until May 2003, he served as Chairman and President and Chief Executive Officer of Probex Corporation (a publicly held energy technology company) and, from January 1996 through August 2000, Mr. Rampacek was President and Chief Executive Officer of Lyondell-Citgo Refining, L.P. (a crude oil refiner and manufacturer of petroleum products). From 1982 to 1995, he held various executive positions with energy-related subsidiaries of Tenneco Inc. (a publicly traded energy company) including President of Tenneco Gas Transportation Company, Executive Vice President of Tenneco Gas Operations and Senior Vice President of Refining and Natural Gas Liquids. In the not-for-profit sector, Mr. Rampacek serves on the Engineering Advisory Council for the University of Texas and the College of Engineering Leadership Board for the University of Alabama.

Colin Taylor

Mr. Taylor is a Corporate Director. From June 1996 until May 2004, Mr. Taylor served two consecutive four-year terms as Chief Executive and Managing Partner of Deloitte & Touche LLP. Subsequently, he was Senior Counsel at Deloitte & Touche LLP until his retirement in May 2008. He has held a number of international management and governance responsibilities throughout his professional career. Mr. Taylor also served as Advisory Partner to a number of public and private company clients of Deloitte & Touche LLP.

Wayne G. Thomson

Since July 2009, Mr. Thomson has been President and a director of Enviro Valve Inc. (private company manufacturing proprietary pressure relief valves). Since February 2005, he has been President and a director of Virgin Resources Limited (private junior international oil and gas exploration company focused in Yemen). He is also a director of TG World Energy Corp. (TSX Venture listed international oil and gas exploration company). Prior to 2001, he served as President and a director of private companies in the oil and gas sector, namely, Hadrian Energy Corp., Gardiner Exploration Limited and Petrocorp Exploration Limited (New Zealand oil and gas company), a division of Fletcher Challenge (a public company), and was also President of Gardiner Oil and Gas Limited while it was a public company listed on the TSX.

Executive Officers

Ivor M. Ruste

Mr. Ruste joined EnCana on May 1, 2006 as Vice-President, Finance of the Corporate Finance Group. He was appointed Vice-President, Finance for the Integrated Oil Division effective January 1, 2007, Executive Vice-President & Chief Risk Officer effective January 1, 2008 and Executive Vice-President, Corporate Responsibility & Chief Risk Officer effective May 1, 2009. From February 2003 to April 2006, he was a partner and the Office Managing Partner for the Edmonton, Alberta office of KPMG LLP, as well as the Alberta Region Managing Partner for KPMG LLP. During this period, he was also a member of the Board of Directors of KPMG Canada and, from December 2003 to March 2006, he was Vice Chair of the Board of Directors for KPMG Canada.

 OTHER REPORTING ISSUER EXPERIENCE

The following table sets out the proposed directors of Cenovus that are directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction:

Name	Name of Reporting Issuer

Ralph S. Cunningham	Agrium Inc. DEP Holdings, LLC(1) Enterprise Products GP, LLC(2) EPE Holdings, LLC(3) TETRA Technologies, Inc.

Patrick D. Daniel	Canadian Imperial Bank of Commerce Enbridge Inc. Enerflex Systems Income Fund

Ian W. Delaney	OPTI Canada Inc. Sherritt International Corporation The Westaim Corporation

Michael A. Grandin	BNS Split Corp. II HSBC Bank Canada

Valerie A.A. Nielsen	Wajax Income Fund

Charles M. Rampacek	Flowserve Corporation Enterprise Products GP, LLC(2)

Wayne G. Thomson	TG World Energy Corp.

Notes:

(1)	The sole general partner of Duncan Energy Partners L.P.
(2)	The sole general partner of Enterprise Products Partners, L.P.
(3)	The sole general partner of Enterprise GP Holdings L.P.

 CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of Cenovus, other than as described below, no current or proposed director or executive officer of Cenovus is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including EnCana and Cenovus) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”); or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the company being the subject of such an Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)	is, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to its own bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Rampacek was the Chairman and President and Chief Executive Officer of Probex Corporation (“Probex”) in 2003 when the company filed a petition seeking relief under Chapter 7 of the Bankruptcy Code (United States). In 2005, two complaints seeking recovery of certain alleged losses were filed against former officers and directors of Probex, including Mr. Rampacek, as a result of the bankruptcy. These complaints were defended under Probex’s director and officer insurance by AIG and settlement was reached and paid by AIG with bankruptcy court approval in the first half of 2006. An additional complaint was filed in 2005 against noteholders of certain Probex debt, of which Mr. Rampacek was a party. A settlement of $2,000 was reached and similarly approved in the first half of 2006.

 PENALTIES OR SANCTIONS

To the knowledge of Cenovus, no current or proposed director or executive officer of Cenovus has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

 PERSONAL BANKRUPTCIES

To the knowledge of Cenovus, no current or proposed director or executive officer of Cenovus has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

 CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of Cenovus will be subject in connection with the operations of Cenovus. In particular, certain of the directors and officers of Cenovus are, or may be, involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Cenovus or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Cenovus. Conflicts, if any, will be subject to the procedures and remedies available under the CBCA. The CBCA provides that, in the event a director or officer has an interest in a material contract or transaction, whether made or proposed, with the corporation, the director or officer shall disclose his interest in such contract or transaction and shall refrain from voting on any matter in respect of such contract or unless otherwise provided by the CBCA. As at the date of this Information Circular, Cenovus is not aware of any existing or potential material conflicts of interest between Cenovus and any proposed director or officer of Cenovus.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

To date, Cenovus has not carried on any active business. No compensation has been paid by Cenovus to its proposed executive officers or directors and none will be paid by Cenovus until after the Arrangement is completed. Following completion of the Arrangement, it is anticipated that the executive officers of Cenovus will be paid salaries at a level that is comparable to companies of similar size and character.

During 2008, Mr. Taylor attended a meeting of the audit committee of the board of directors of EnCana and a meeting of the proposed Cenovus Board in the capacity of a guest proposed nominee director of Cenovus. In such capacity, Mr. Taylor received from EnCana the aggregate sum of approximately $7,000 as payment (including the reimbursement of certain travel expenses) for his attendance at, and participation in, these two meetings, which related, in part, to the Arrangement and Cenovus.

As at the date of this Information Circular, there are no employment contracts in place between Cenovus and any of the executive officers of Cenovus and there are no provisions with Cenovus for compensation for the executive officers of Cenovus in the event of termination of employment or a change in responsibilities following a change of control of Cenovus. It is expected that Cenovus will enter into change of control agreements with each of the executive officers of Cenovus on or before the Effective Date.

Cenovus has not established an annual retainer fee or attendance fee for directors. However, Cenovus may establish directors’ fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings.

AUDIT COMMITTEE

The following disclosure is based on the present expectations of Cenovus that the formal establishment of the Audit Committee (without changes to the proposed composition) and the ratification and adoption of its mandate (without any material modifications) will occur following completion of the Arrangement. However, such disclosure remains subject to revision prior or subsequent to the Effective Date. See “Notice to Reader” in this Appendix “F”. The proposed mandate of the Audit Committee is set out in Schedule “C” to this Appendix “F”.

 COMPOSITION OF THE AUDIT COMMITTEE

On the Effective Date, the Audit Committee is expected to consist of three members, all of whom are independent and financially literate in accordance with the definitions in National Instrument 52-110 Audit Committees (“NI 52-110”). The relevant education and experience of each of the proposed members of the Audit Committee is outlined below.

Patrick D. Daniel (Audit Committee Chair)

Mr. Daniel holds a Bachelor of Science (University of Alberta) and a Master of Science (University of British Columbia), both in chemical engineering. He also completed Harvard University’s Advanced Management Program. He is President and Chief Executive Officer and a director of Enbridge Inc. (energy delivery company), as well as a director of a number of Enbridge subsidiaries. He is a director and past member of the Audit Committee of Enerflex Systems Income Fund (compression systems manufacturer). He is also a past director and Chair of the Finance Committee of Synenco Energy Inc. (oilsands mining) which was acquired by Total E&P Canada Ltd. in August 2008. Mr. Daniel is presently a member of the Audit Committee of EnCana.

Valerie A.A. Nielsen

Ms. Nielsen holds a holds a Bachelor of Science (Hon.) (Dalhousie University). She is a professional geophysicist who has held management positions in the oil and gas industry and/or provided consulting services to industry for over 30 years. She has also completed a variety of finance and accounting courses at the university level. Ms. Nielsen was a member and past chair of an advisory group on the General Agreement on Tariffs and Trade (GATT), the North America Free Trade Agreement (NAFTA) and international trade matters pertaining to energy, chemicals and plastics from 1986 to 2002. She was also a director of the Bank of Canada. She is a director and serves on the Audit Committee of Wajax Income Fund (diversified company engaged in the sale and after-sales parts and service support of mobile equipment, diesel engines and industrial components). Ms. Nielsen is presently a member of the Audit Committee of EnCana.

Colin Taylor (Financial Expert)

Mr. Taylor is a chartered accountant, as well as a member and Fellow of the Institute of Chartered Accountants of Ontario. He also completed Harvard University’s Advanced Management Program. Mr. Taylor served two consecutive four-year terms (June 1996 to May 2004) as Chief Executive and Managing Partner and was Senior Counsel of Deloitte & Touche LLP until his retirement in May 2008. He has held a number of international management and governance responsibilities throughout his professional career. Mr. Taylor also served as Advisory Partner to a number of public and private company clients of Deloitte & Touche LLP.

The above list does not include Michael A. Grandin who is an ex-officio member of the Audit Committee.

 PRE-APPROVAL POLICIES AND PROCEDURES

Cenovus will adopt policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. The Audit Committee will establish a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by PricewaterhouseCoopers LLP. The budget will generally cover the period between the adoption of the budget and the next meeting of the Audit Committee, but, at the option of the Audit Committee, it may cover a longer or shorter period. The list of services is sufficiently detailed as to the particular services to be provided to ensure that: (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

Subject to the following paragraphs and the approvals referred to above, the Audit Committee will delegate authority to the Chairman of the Audit Committee (or if the Chairman is unavailable, any other member of the Audit Committee) to pre-approve the provision of permitted services by PricewaterhouseCoopers LLP which are not otherwise pre-approved by the Audit Committee, including the fees and terms of the proposed services (“Delegated Authority”). Any required determination about the Chairman’s unavailability will be required to be made by the good faith judgment of the applicable other member(s) of the Audit Committee after considering all facts and circumstances deemed by such member(s) to be relevant. All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting.

It is presently expected that all proposed services or the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority. As of the date hereof, no audit, audit-related, tax or other fees have been billed to Cenovus by Cenovus’s auditor.

CORPORATE GOVERNANCE

Unless otherwise indicated, the following disclosure is based on the present expectations of Cenovus in respect of its corporate governance practices and that the formal establishment of committees of the Cenovus Board described below (without changes to the proposed composition) and the ratification and adoption of their respective mandates (without any material modifications) will occur following completion of the Arrangement. However, such disclosure remains subject to revision prior or subsequent to the Effective Date. See “Notice to Reader” in this Appendix “F”. The proposed mandate of the Cenovus Board (the “Cenovus Board Mandate”) is set out in Schedule “D” to this Appendix “F”.

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Cenovus and the Cenovus Board will be committed to attaining the highest standards of corporate governance. Cenovus will maintain appropriate governance practices as fundamental to generating long-term shareholder value. Cenovus will continually assess and update its practices and believes it will employ a leading system of corporate governance to ensure the interests of its shareholders are well protected.

In Canada, the Canadian securities regulatory authorities in all of the provinces and territories of Canada (collectively, the “CSA”) adopted National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) effective June 30, 2005. Disclosure of governance practices is required in accordance with NI 58-101.

With respect to the U.S., Cenovus will be required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign issuers. Most of the NYSE corporate governance standards are not mandatory for Cenovus as a non-U.S. company, but Cenovus will be required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards.

The Cenovus Board and its committees will continually evaluate and enhance Cenovus’s corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure.

The following statement of Cenovus’s corporate governance practices is made in accordance with Form 58-101F1 of NI 58-101. Comments are also included with respect to certain applicable provisions of the Sarbanes-Oxley Act of 2002, related SEC rules, NYSE rules and Canadian rules relating to audit committees pursuant to NI 52-110.

Cenovus Board of Directors

Independence

The proposed Cenovus Board will be composed of nine directors, eight of whom will be independent directors. Mr. Ferguson, Cenovus’s President & Chief Executive Officer, is the only member of the proposed Cenovus Board who will be a member of Cenovus’s management. The remainder of the proposed directors are independent directors on the basis that such directors have no direct or indirect material relationship with Cenovus which could be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Cenovus Board will be responsible for determining whether or not each director is independent within the meaning of such term set forth in NI 58-101. In applying this definition, the Cenovus Board will consider all relationships of the directors with Cenovus, including business, family and other relationships.

Pursuant to Cenovus’s By-Laws, the Chairman and the Chief Executive Officer of Cenovus shall not be the same person, except in very limited circumstances. The Chairman of the Cenovus Board will be required to ensure that the Cenovus Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Majority Voting for Directors

The Cenovus Board is expected to approve a policy requiring that a director tender his or her resignation if the director receives more “withheld” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors. The Cenovus Board will consider the resignation and, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any committee or Cenovus Board deliberations on the resignation offer. The Cenovus Board will make its decision to accept or reject the resignation within 90 days. The Cenovus Board may fill a vacancy in accordance with Cenovus’s By-Laws and applicable corporate laws.

Non-Cenovus Directorships

Cenovus is not expected to adopt a formal policy limiting the number of outside directorships of Cenovus’s directors. Other public company board memberships held by director nominees of Cenovus are described in “Directors and Executive Officers – Other Reporting Issuer Experience” in this Appendix “F”. Directors who serve together on other boards are Mr. Cunningham and Mr. Rampacek who are directors of Enterprise Products GP, LLC, the sole general partner of Enterprise Products Partners, L.P. Cenovus does not believe this interlocking board relationship will impact on the ability of these directors to act in the best interests of Cenovus.

Cenovus Board of Directors’ Mandate

The fundamental responsibility of the Cenovus Board pursuant to the proposed Cenovus Board Mandate will be to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The proposed Cenovus Board Mandate sets out the key responsibilities of the Cenovus Board in the stewardship of Cenovus and includes the following primary responsibilities. The proposed Cenovus Board Mandate, in substantially the form included in Schedule “D” to this Appendix “F”, is expected to be formally ratified and adopted by the Cenovus Board following completion of the Arrangement.

Supervision of Management

The Cenovus Board will be responsible for appointing the Chief Executive Officer and monitoring the Chief Executive Officer’s performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. A human resources and compensation committee of the Cenovus Board (the “HRC Committee”) is expected to be established following completion of the Arrangement which will review and provide recommendations to the Cenovus Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. The HRC Committee is expected to be comprised exclusively of independent directors. Annually, the HRC Committee will measure management’s performance and total compensation against the combined set of objectives comprised in the annual budget and the strategic plan of Cenovus. The Cenovus Board will support management’s commitment to training and developing all employees.

Cenovus’s Strategic Plan

The Cenovus Board will be responsible for the annual review and approval of Cenovus’s strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, will be incorporated into the annual strategy review. The Cenovus Board will discuss and review all materials relating to the strategic plan with management and receive updates from management on the strategic plan throughout the year. Management will be required to seek the Cenovus Board’s approval for any transaction that would have a significant impact on the strategic plan.

Risk Management

The Cenovus Board will be responsible for ensuring that a system is in place to identify the principal risks to Cenovus and to monitor the process to manage such risks. The Audit Committee will review and approve management’s identification of principal financial risks and will meet regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, the Cenovus Board will ensure that an adequate system of internal control exists.

Communications

The Cenovus Board will be responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

Cenovus will provide detailed information on its business, operating and financial results in accordance with its continuous disclosure requirements under applicable securities laws. Cenovus’s news releases and other prescribed documents will be required to be filed on the electronic database maintained by the CSA known as “SEDAR” at www.sedar.com and by the SEC known as “EDGAR” at www.sec.gov.

The Cenovus Board will receive regular reports on any key communications issues. Procedures to facilitate feedback from shareholders will include the following:

(a)	shareholders may send comments via email to a designated email address;

(b)	a confidential and, where desired, anonymous ethics helpline to report concerns via email, or by telephone, or by written correspondence to Cenovus’s corporate offices at P.O. Box 766, 421 – 7th Avenue S.W., Calgary, Alberta, Canada T2P 0M5; and

(c)	Cenovus’s transfer agent, CIBC Mellon, has a website (www.cibcmellon.com) and a toll-free number (1-800-387-0825) to assist shareholders.

Expectations of Directors

The proposed Cenovus Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Cenovus Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. The Cenovus Board will have a code of business conduct and ethics for directors, officers, employees, contractors and consultants, and will monitor compliance with the practice, and approve any waivers of the practice for officers and directors.

Corporate Governance

The Cenovus Board will be responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure the Cenovus Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

Position Descriptions

Cenovus will establish written guidelines for each of the President & Chief Executive Officer, the Chairman of the Cenovus Board and each Committee Chair which will be made available by Cenovus subsequent to the completion of the Arrangement. The Cenovus Board will be responsible for monitoring the Chief Executive Officer’s performance against mutually agreed corporate objectives directed at maximizing shareholder value. As part of this process, a committee of the Cenovus Board will review and approve corporate goals and objectives relevant to the President & Chief Executive Officer’s compensation and evaluate the President & Chief Executive Officer’s performance in light of these corporate goals and objectives. The Cenovus Board will establish clearly defined limits with respect to management’s authority.

Orientation and Continuing Education of Directors

A nominating and corporate governance committee of the Cenovus Board (the “NCG Committee”) will be responsible for implementing procedures for the orientation and education of new Cenovus Board members concerning their role and responsibilities and for the continued development of existing members of the Cenovus Board. Cenovus expects to institute a formal program for new directors which includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective division executive and senior operating staff. As part of the formal orientation, new directors will receive an informational package containing Cenovus’s strategic planning materials, directors’ information handbook, recently issued disclosure materials and independent third party peer comparison information. In addition to the formal program, new members to the Cenovus Board will be encouraged to conduct their own due diligence through independent meetings with the Chairman of the Cenovus Board, President & Chief Executive Officer or any other director.

Cenovus will provide continuing education opportunities for all directors so that individual directors can enhance their skills and have a current understanding of Cenovus’s business environment.

In addition to ongoing internal continuing education programs, directors will have the opportunity to attend external educational programs to assist in their development as a director of Cenovus. All such external programs will be approved through the Chairman of the Cenovus Board.

Ethical Business Conduct

Cenovus will have a set of guiding principles and values outlining the basis on which the company will operate as a high performance, principled corporation. These principles and values, in conjunction with its Responsibility Policy, will establish Cenovus’s commitment to conducting business ethically and legally. To provide further guidelines in this regard, Cenovus expects to establish a written code of business conduct and ethics.

The code of business conduct and ethics will apply to all officers, employees, contractors, consultants and directors. The code of business conduct and ethics will make specific reference to the protection and proper use of Cenovus’s assets, fair dealings with Cenovus’s stakeholders, detection and prevention of fraud and compliance with laws and regulations. All officers, employees, contractors, consultants and directors of Cenovus will be asked to review the code of business conduct and ethics and confirm on a regular basis that they understand their individual responsibilities and agree to its requirements.

Any waiver of the code of business conduct and ethics for officers or directors may only be made by the Cenovus Board and will be promptly disclosed to shareholders as required by law.

Cenovus will establish the Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate company policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to Cenovus, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee will conduct, review and oversee investigations. The Investigations Committee will also refer violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable committees of the Cenovus Board, including specifically the Audit Committee, will receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These committees will report any significant or material investigations to the Cenovus Board.

Cenovus will have an ethics helpline which will provide an additional avenue for stakeholders to communicate concerns about how Cenovus conducts its business. Concerns can be reported to the ethics helpline orally or in writing and may be made confidentially or anonymously. All concerns reported through the ethics helpline relating to violations of policies or practices will be handled in accordance with the Investigations Practice. A report of investigations and ethics helpline complaints, which preserves confidentiality and anonymity, will be prepared on a quarterly basis and provided to the applicable committees of the Cenovus Board at regularly scheduled Committee meetings.

In addition to the statutory obligations of directors to address conflict of interest matters, Cenovus is expected to establish a protocol to assist Cenovus’s executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol will require an executive team member to: confirm an individual director’s potential conflict with the Chief Executive Officer; provide advice to the Chairman for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Cenovus is expected to establish a policy on disclosure, confidentiality and employee trading that governs the conduct of all staff, contractors, consultants and directors and restricted trading and insider guidelines for directors and senior officers.

President & Chief Executive Officer general guidelines are expected to be established which will require the President & Chief Executive Officer to foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

The Responsibility Policy, code of business conduct and ethics, and the President & Chief Executive Officer general guidelines will be made available by Cenovus following completion of the Arrangement.

Nomination of Directors

Cenovus expects to establish the NCG Committee which, is expected to be comprised of all of the independent directors of the Cenovus Board. The NCG Committee will have a written mandate establishing the NCG Committee’s purpose which will include assessing and recommending new nominees to the Cenovus Board. In assessing new nominees, the NCG Committee will seek to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Cenovus Board can carry out its mandate and function effectively. The NCG Committee will receive and evaluate suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations.

The NCG Committee will also give consideration to the appropriate size of the Cenovus Board for the ensuing year and, on a periodic basis, oversee the evaluation and assessment of the effectiveness of the Cenovus Board as a whole, the committees of the Cenovus Board and the contribution of individual members.

The NCG Committee will be responsible for reviewing, reporting and providing recommendations for improvement to the Cenovus Board with respect to all aspects of corporate governance. The NCG Committee will be responsible for this Statement of Corporate Governance Practices in future disclosure documents of Cenovus where equivalent disclosure is required. The NCG Committee will monitor best practices among major Canadian and U.S. companies to help ensure Cenovus adheres to high standards of corporate governance.

The NCG Committee will have the authority to retain and terminate any search firm to be used by the NCG Committee or the Cenovus Board to identify candidates. The NCG Committee, upon approval by a majority of the members, may engage any outside resources deemed advisable.

Compensation

Cenovus expects to establish the HRC Committee which, is expected to be comprised exclusively of independent directors. The HRC Committee will have a written mandate establishing the responsibilities of the HRC Committee. The HRC Committee will be authorized to engage outside resources if deemed advisable and is expected to have the authority to retain and terminate any consultant used in the evaluation of executive officer compensation.

The HRC Committee will have two primary functions:

•	to assist the Cenovus Board in carrying out its responsibilities by reviewing compensation and human resources issues in support of the achievement of Cenovus’s business strategy and making recommendations to the Cenovus Board as appropriate. In particular, the HRC Committee will be responsible for reviewing and approving corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer’s performance against those goals and objectives and making recommendations to the Cenovus Board with respect to the Chief Executive Officer’s compensation; and

•	to assist the Cenovus Board in carrying out its fiduciary responsibilities in reviewing pension issues and overseeing the investment management of Cenovus’s savings and investment plans.

The Cenovus Board will review the adequacy and form of the directors’ compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of Cenovus. The NCG Committee will recommend to the Cenovus Board, for approval, the directors’ compensation and the remuneration for the non-executive Chairman of the Cenovus Board.

Audit Committee

For further information about Cenovus’s Audit Committee and a copy of the proposed Audit Committee Mandate, please see “Audit Committee” in this Appendix “F” and Schedule “C” to this Appendix “F”, respectively.

Reserves Committee

Cenovus will have 100 percent of its reserves evaluated by independent qualified reserves evaluators. Cenovus expects to establish a reserves committee of the Cenovus Board (the “Reserves Committee”), which is expected to be comprised solely of independent directors. The Reserves Committee will review the qualifications and appointment of the independent qualified reserves evaluators, the procedures for providing information to the evaluators and the annual reserves estimates prior to public disclosure.

Safety, Environment and Responsibility Committee

Cenovus expects to establish the SER Committee in the area of safety, environment and responsibility. The SER Committee’s primary function will be to assist the Cenovus Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to the Cenovus Board on Cenovus’s policies, standards and practices with respect to corporate responsibility, including the environment, occupational health, safety, and overall business conduct and ethics.

Assessments of the Cenovus Board of Directors

Cenovus will establish appropriate practices for the regular evaluation of the effectiveness of the Cenovus Board, its committees and its members.

The NCG Committee will be responsible for assessing the effectiveness of the Cenovus Board and committees of the Cenovus Board. As part of its process, the Chair of the NCG Committee will meet periodically with each director to discuss the effectiveness of the Cenovus Board, committees of the Cenovus Board and each director. To assist the Chair in the review, it is expected each director will be required to complete an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. Formal long-form effectiveness questionnaires are expected to be used every two years, and more abbreviated forms are expected to be used in alternating years. The assessments will include a review of an individual director’s knowledge, skills, experience and meaningful contributions.

The Vice-Chair of the NCG Committee will also meet periodically with the Chair of the NCG Committee to discuss his effectiveness as the Chairman of the Board, Chair of the NCG Committee and as a member of the Board. The NCG Committee will assess the adequacy of information given to directors, communication between the Cenovus Board and management and the processes of the Cenovus Board and committees.

The NCG Committee will recommend to the Cenovus Board any changes that would enhance the performance of the Cenovus Board based on all of the NCG Committee’s assessments.

Key Governance Documents

Following completion of the Arrangement, it is expected that many policies and practices will support the corporate framework at Cenovus. The following documents will constitute key components of Cenovus’s corporate governance system and are expected to be made available by Cenovus subsequent to completion of the Arrangement:

•	Code of Business Conduct and Ethics

•	Responsibility Policy

•	Board of Directors’ Mandate

•	Chairman of the Board of Directors and Committee Chair General Guidelines

•	President & Chief Executive Officer General Guidelines

•	Audit Committee Mandate

•	Safety, Environment and Responsibility Committee Mandate

•	Human Resources and Compensation Committee Mandate

•	Nominating and Corporate Governance Committee Mandate

•	Reserves Committee Mandate

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Cenovus, or any of their associates, to Cenovus, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Cenovus.

RISK FACTORS

If any event arising from the risk factors set forth below or described under the heading “Risk Factors” in this Information Circular occurs, Cenovus’s business, prospects, financial condition, results of operation or cash flows and, in some cases, its reputation could be materially adversely affected. See “Risk Factors” in this Information Circular and the risk factors set out below and in the Management’s Discussion and Analysis in Appendix “H” to this Information Circular.

Risks relating to the Arrangement

Following the Arrangement, Cenovus may need to obtain financing on a stand alone basis.

Following the Arrangement, Cenovus may need to raise financing on a stand alone basis without reference to EnCana. Following the Arrangement, Cenovus may not be able to secure adequate debt or equity financing on desirable terms or at all.

The credit ratings of Cenovus may be different than the historical ratings of EnCana or ratings of post-Arrangement EnCana. Differences in credit ratings affect the interest rate charged on financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to Cenovus following the Arrangement. Cenovus may not be able to raise the capital it requires on desirable terms following the Arrangement.

Following the Arrangement, Cenovus may be unable to make the changes necessary to operate as an independent entity and may incur greater costs.

Following the Arrangement, the separation of Cenovus from the other businesses of EnCana may materially adversely affect Cenovus. Cenovus may not be able to implement successfully the changes necessary to operate independently. Cenovus may incur additional costs relating to operating independently that could materially affect its cash flow and results of operations. Cenovus may require EnCana to provide Cenovus with certain services (including, but not limited to, information technology services) on a transitional basis. Cenovus may, as a result, be dependent on such services until it is able to provide its own.

The historical financial information of the Cenovus Assets may not be representative of the results of Cenovus as an independent entity, and, therefore, may not be reliable as an indicator of its historical or future results.

The Cenovus Assets are currently integrated within the business units of EnCana; consequently the financial information relating to Cenovus included in this Information Circular has been derived from the consolidated financial statements and accounting records of EnCana and reflect certain assumptions and allocations. The financial position, results of operations and cash flows of the Cenovus Assets could differ from those that would have resulted had Cenovus operated autonomously or as an entity independent of EnCana.

There does not exist a separate operating history of Cenovus as a stand alone entity.

Upon the Arrangement becoming effective, Cenovus is expected to become an independent public company. The operating history of EnCana in respect of the Cenovus Assets cannot be regarded as the operating history of Cenovus. The ability of Cenovus to raise capital, satisfy its obligations and provide a return to its shareholders will be dependent upon its future performance. It will not be able to rely on the capital resources and cash flows of EnCana.

Risks relating to Cenovus’s Business

A substantial or extended decline in crude oil, natural gas and refined products prices could have a material adverse effect on Cenovus.

Cenovus’s financial performance and condition are substantially dependent on the prevailing prices of crude oil, natural gas and refined products. Fluctuations in crude oil, natural gas and refined products prices could have an adverse effect on Cenovus’s operations and financial condition and the value and amount of its proved reserves and the value of its refining assets. Prices for crude oil, natural gas and refined products fluctuate in response to changes in the supply of and demand for crude oil, natural gas and refined products, market uncertainty and a variety of additional factors beyond Cenovus’s control. Crude oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the foreign supply of crude oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions. Natural gas prices realized by Cenovus are affected primarily by North American supply and demand, weather conditions and by prices of alternate sources of energy (including refined product and imported liquefied natural gas). Margins realized by Cenovus for refined products are impacted by, among other things: market competitiveness, the cost of inputs and fluctuations in the supply and demand for refined products. Any substantial or extended decline in the prices of crude oil, natural gas or refined products could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or could result in unutilized long-term transportation commitments, and low utilization levels at the refineries, all of which could have an adverse effect on Cenovus’s revenues, profitability and cash flows.

The market prices for heavy oil are lower than the established market indices for light and medium grades of oil, due principally to diluent prices and the higher transportation and refining costs associated with heavy oil. Also, the market for heavy oil is more limited than for light and medium grades, making it more susceptible to supply and demand fundamentals. Future price differentials are uncertain and any increase in the heavy oil differentials could have an adverse effect on Cenovus’s business.

Cenovus expects to conduct an annual assessment of the carrying value of its assets in accordance with Canadian GAAP. If crude oil and natural gas prices decline, the carrying value of Cenovus’s assets could be subject to financial downward revisions, and Cenovus’s earnings could be adversely affected.

Cenovus’s ability to operate and complete projects is dependent on certain factors outside of its control.

Cenovus’s ability to operate, generate sufficient cash flows, and complete projects will depend upon numerous factors beyond Cenovus’s control. In addition to commodity prices and continued market demand for its products, these non-controllable factors include, but are not limited to: general business and market conditions; economic recessions and financial market turmoil; the ability to secure and maintain cost effective financing for its commitments; environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; the availability of diluents to transport crude oil; technology failures; accidents; the availability of skilled labour; and reservoir quality.

Current market conditions are challenging with the global recession negatively impacting commodity prices as well as access to credit and capital markets. These conditions impact Cenovus’s customers and suppliers and may alter Cenovus’s spending and operating plans. There may be unexpected business impacts from this market uncertainty.

Cenovus’s downstream operations will be sensitive to refined products margins. Margin volatility is impacted by numerous conditions including: fluctuations in the supply and demand for refined products; market competitiveness; the costs of crude oil; labour; maintenance; electricity; chemicals and other inputs; unplanned production disruptions due to equipment failure; power disruptions and other factors including weather. It is expected that all of these and other factors will continue to impact downstream margins for the foreseeable future. As a result, it can be reasonably expected that downstream results will fluctuate over time and from period to period.

Cenovus will undertake a variety of projects including exploration and development projects and the construction or expansion of facilities, refineries and pipelines. Project delays may delay expected revenues and project cost overruns could make projects uneconomic.

All of Cenovus’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion and tie-in of wells, production, the construction or expansion of facilities and refineries, and the operation and abandonment of fields. Contract rights can be cancelled or expropriated. Changes to government regulation could impact Cenovus’s existing and planned projects.

Cenovus’s crude oil and natural gas reserves data and future net revenue estimates are uncertain.

There are numerous uncertainties inherent in estimating quantities of crude oil and natural gas reserves, including many factors beyond Cenovus’s control. The reserves data in this Appendix “F” represent estimates only. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to royalty payments, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Cenovus’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Cenovus’s hedging activities could result in realized and unrealized losses.

The nature of Cenovus’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. Cenovus will monitor its exposure to such fluctuations and, where Cenovus deems it appropriate, utilize derivative financial instruments and physical delivery contracts to help mitigate the potential impact of declines in crude oil, natural gas and refined product prices, changes in interest rates and foreign exchange rates. Under Canadian GAAP, derivative instruments that do not qualify as hedges, or are not designated as hedges, are marked-to-market with changes in fair value recognized in current period net earnings. The utilization of derivative financial instruments may therefore introduce significant volatility into Cenovus’s reported net earnings.

The terms of Cenovus’s various hedging agreements, if any, may limit the benefit to Cenovus of commodity price increases or changes in interest rates and foreign exchange rates. Cenovus may also suffer financial loss because of hedging arrangements if:

•	Cenovus is unable to produce oil, natural gas or refined products to fulfill delivery obligations;

•	Cenovus is required to pay royalties based on market or reference prices that are higher than hedged prices; or

•	counterparties to Cenovus’s hedging agreements are unable to fulfill their obligations under the hedging agreements.

Cenovus’s ability to secure and maintain cost effective financing for its capital and other commitments.

The nature of Cenovus’s operations will require significant capital commitments; consequently, failure to achieve timely and cost effective financing could have a negative impact on Cenovus’s future plans. Unpredictable financial markets and associated credit impacts may impede Cenovus’s ability to secure and maintain cost effective financing and limit Cenovus’s ability to achieve timely access to capital markets.

Cenovus’s business is subject to environmental legislation in all jurisdictions in which it operates and any changes in such legislation could negatively affect its results of operations.

All phases of the crude oil, natural gas and refining businesses are subject to environmental regulation pursuant to a variety of Canadian, U.S. and other federal, provincial, territorial, state and municipal laws and regulations (collectively, “environmental legislation”).

Environmental legislation requires that wells, facility sites, refineries and other properties associated with Cenovus’s operations be constructed, operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. It also imposes restrictions, liabilities and obligations in connection with the management of fresh or potable water sources that are being used, or whose use is contemplated, in connection with oil and gas operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties and failure to comply with environmental legislation may result in the imposition of fines and penalties. Although it is not expected that the costs of complying with environmental legislation will have a material adverse effect on Cenovus’s financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect.

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases and other air pollutants. As these programs are still efforts under development, Cenovus is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that Cenovus could face increases in operating costs in order to comply with emissions legislation.

If Cenovus fails to acquire or find additional crude oil and natural gas reserves, Cenovus’s reserves and production will decline materially from their current levels.

Cenovus’s future crude oil and natural gas reserves and production, and therefore its cash flows, are highly dependent upon its success in exploiting its current resource base and acquiring, discovering or developing additional reserves. Without reserves additions through exploration, acquisition or development activities, Cenovus’s reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash from operating activities is insufficient and external sources of capital become limited, Cenovus’s ability to make the necessary capital investments to maintain and expand its crude oil and natural gas reserves will be impaired. In addition, there can be no certainty that Cenovus will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Cenovus’s operations are subject to the risk of business interruption and casualty losses.

Cenovus’s business will be subject to all of the operating risks normally associated with the exploration for, development of and production of crude oil and natural gas and the operation of midstream and refining facilities. These risks include, but are not limited to, blowouts, explosions, fire, gaseous leaks, migration of harmful substances and crude oil and refined products spills, acts of vandalism and terrorism, any of which could cause personal injury, result in damage to, or destruction of, crude oil and natural gas wells or formations or production facilities or refineries and other property, equipment and the environment, as well as interrupt operations. In addition, all of Cenovus’s operations will be subject to all of the risks normally incident to the transportation, processing, storing, refining and marketing of crude oil, natural gas and other related products, drilling and completion of crude oil and natural gas wells, and the operation and development of crude oil and natural gas properties, including, among others, encountering unexpected formations or pressures, premature declines of reservoir pressure or productivity, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids, adverse weather conditions, pollution and other environmental risks.

The occurrence of a significant event against which Cenovus is not fully insured could have a material adverse effect on Cenovus’s financial position.

Cenovus does not operate all of its properties and assets.

Upon the Arrangement becoming effective, other companies will operate a portion of the assets in which Cenovus is expected to have interests. Cenovus will have limited ability to exercise influence over operations of these assets or their associated costs. Cenovus’s dependence on the operator and other working interest owners for these properties and assets, and its limited ability to influence operations and associated costs could materially adversely affect Cenovus’s financial performance. The success and timing of Cenovus’s activities on assets operated by others therefore will depend upon a number of factors that are outside of Cenovus’s control, including: timing and amount of capital expenditures; timing and amount of operating and maintenance expenditures; the operator’s expertise and financial resources; approval of other participants; selection of technology; and risk management practices.

Upon the Arrangement becoming effective, all of Cenovus’s downstream operations will be operated by ConocoPhillips. The success of Cenovus’s downstream operations is dependant on the ability of ConocoPhillips to successfully operate this business and maintain the operations of the refineries.

Cenovus is exposed to risks associated with the use of current technology, and the pursuit of new technology, which could negatively affect its results of operations.

Current SAGD technologies for enhanced recovery of heavy oil are energy intensive, requiring significant consumption of natural gas and other fuels in the production of steam that is used in the recovery process. The amount of steam required in the production process can also vary and affect costs. The performance of the reservoir can also affect the timing and levels of production using this technology. A large increase in recovery costs could cause certain projects that rely on SAGD technology to become uneconomical, which could have a negative effect on Cenovus’s results of operations.

There are risks associated with growth and other capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations. The success of projects incorporating new technologies cannot be assured.

Fluctuations in exchange rates could affect expenses or result in realized and unrealized losses.

Worldwide prices for crude oil, natural gas and refined products are set in U.S. dollars. However, many of Cenovus’s expenses outside of the U.S. will be denominated in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar could impact Cenovus’s expenses and have an adverse effect on Cenovus’s financial performance and condition.

Cenovus may become subject to claims by third parties.

From time to time, Cenovus may be the subject of litigation arising out of Cenovus’s operations. Claims under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact Cenovus’s financial condition or results of operations. Cenovus may be required to incur significant expenses or devote significant resources to defend itself against any such litigation.

Cenovus may be adversely affected by certain terms of the Separation Agreement.

Pursuant to the Separation Agreement, each of Cenovus and EnCana have agreed to cooperate fully with the other and its counsel in the investigation, prosecution, defense and resolution of the Joint Litigation, which includes, without limitation, certain judicial actions relating to coal bed methane involving EnCana. The possible impacts and effects of such agreement are uncertain. The obligation of Cenovus to cooperate fully with EnCana and its counsel in respect of the Joint Litigation and that, subject to certain exceptions contained within the Separation Agreement, EnCana shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Joint Litigation, may have an adverse affect on Cenovus. The outcome of any of the Joint Litigation cannot be predicted and may materially impact Cenovus’s financial condition or results of operations. In addition, the existence of such agreement and the obligations of Cenovus thereunder may have an effect on the manner in which Cenovus determines to conduct its business or operations until such time that all of the Joint Litigation is resolved.

There are a number of risks particular to oil recovery operations that could have a material adverse impact on Cenovus.

Producing oil through enhanced recovery methods and upgrading and refining heavy oil requires high levels of investment and involves particular risks and uncertainties. Cenovus’s oil operations are susceptible to loss of production, slowdowns, shutdowns, or restrictions on its ability to produce higher value products due to the interdependence of its component systems. While there are virtually no finding costs associated with bitumen resources, delineation of the resources, the costs associated with production, including drilling wells for SAGD operations, and the costs associated with upgrading heavy oil can entail significant capital outlays. The costs associated with oil production are largely fixed in the short-term and, as a result, operating costs per unit are largely dependent on levels of production.

PROMOTER

Under applicable Canadian securities laws, EnCana may be considered a promoter of Cenovus in that it took the initiative in founding Cenovus for the purpose of implementing the Arrangement. See “The Arrangement” in this Information Circular and “General Development of the Business – The Arrangement” in this Appendix “F” for a description of the Arrangement and the nature, amount and costs of the Cenovus Assets.

As of the date hereof, and subsequent to the completion of the Arrangement, EnCana does not and will not beneficially own, control or direct, directly or indirectly, any Cenovus Common Shares.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings to which EnCana or Cenovus is a party to, or in respect of which, any of the Cenovus Assets are the subject of, which is or will be material to Cenovus, and Cenovus is not aware of any such legal proceedings that are contemplated.

Since incorporation, there have not been any penalties or sanctions imposed against Cenovus by a court relating to provincial and territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against Cenovus, and Cenovus has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the proposed directors or executive officers of Cenovus or any person or company that is the direct or indirect owner of, or who exercises control or direction of, more than 10 percent of any class or series of Cenovus’s outstanding voting securities, of which there are none that Cenovus or EnCana are aware, or any associate or affiliate of any of the foregoing persons, in each case, on a pro forma basis as at June 30, 2009 after giving effect to the Arrangement has or has had any material interest, direct or indirect, in any past transaction or any proposed transaction that has materially affected or is reasonably expected to materially affect Cenovus.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are Cenovus’s auditors and such firm has prepared opinions with respect to the financial statements for 7050372 Canada Inc. as at December 31, 2008 and the Cenovus Energy carve-out consolidated financial statements for the fiscal years ended December 31, 2008 and 2007. PricewaterhouseCoopers LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

Information relating to reserves in this Appendix “F” has been calculated by GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd. as independent qualified reserves evaluators. The principals of each of GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., in each case, as a group own beneficially, directly or indirectly, less than one percent of any class of EnCana’s securities.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

 AUDITORS

The auditors of Cenovus are PricewaterhouseCoopers LLP, Suite 3100, 111 – 5th Avenue S.W., Calgary, Alberta, Canada T2P 5L3.

 TRANSFER AGENTS AND REGISTRARS

In Canada: CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9 Canada Tel: 1-800-387-0825 Website: www.cibcmellon.com/investorinquiry	In the United States: BNY Mellon Shareowner Services 480 Washington Blvd. Jersey City, New Jersey 07310 U.S.A.

MATERIAL CONTRACTS

The only contracts entered into by Cenovus or by EnCana, that materially affect or will materially affect Cenovus or the Cenovus Assets during the past two years or to which Cenovus will become a party on or prior to the Effective Date, that can reasonably be regarded as material to a proposed investor in Cenovus Common Shares, other than contracts entered into in the ordinary course of business, are as follows:

(a)	Project Agreement dated October 4, 2006, as amended, relating to the integrated oil business with ConocoPhillips. See “Narrative Description of Cenovus – Integrated Oil Division” in this Appendix “F”;

(b)	Arrangement Agreement. See “The Arrangement – Arrangement Agreement” in this Information Circular for particulars of the Arrangement Agreement;

(c)	Separation Agreement. See “The Arrangement – The Separation Agreement and Other Intercompany Agreements” in this Information Circular for particulars of the Separation Agreement;

(d)	Cenovus Shareholder Rights Plan Agreement. See “Other Matters to be Acted Upon – Cenovus Shareholder Rights Plan” in this Information Circular for particulars of the Cenovus Shareholder Rights Plan Agreement; and

(e)	Cenovus Note Indenture. See “Pro Forma Consolidated Capitalization – Debt Securities” in this Appendix “F”.

Copies of these agreements (other than the Separation Agreement and the Project Agreement) may be inspected at the registered office of EnCana located at 1800, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 2S5 during normal business hours from the date of this Information Circular until the completion of the Arrangement. After the Effective Date, these agreements (including the Separation Agreement and the Project Agreement) may be inspected at the registered office of Cenovus at 4000, 421 – 7th Avenue S.W., Calgary, Alberta, Canada T2P 4K9 during normal business hours and will be made available on the SEDAR profile for Cenovus at www.sedar.com.

SCHEDULE “A”
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the Board of Directors of EnCana Corporation (the “Corporation”):

1.	We have evaluated the reserves data pertaining to the Cenovus Assets (as defined in the Corporation’s Information Circular dated October 20, 2009) as at December 31, 2008. The reserves data consist of the following:

(i)	estimated proved oil and gas reserves quantities as at December 31, 2008 using constant prices and costs; and

(ii)	the related estimates of discounted future net cash flows under the standardized measure calculation for proved oil and gas reserves quantities for the Cenovus Assets.

2.	The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements of the U.S. Securities and Exchange Commission (“SEC Requirements”).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with the principles and definitions outlined above.

4.	The following table sets forth both the estimated proved reserves quantities (after royalties) and related estimates of future net cash flows (before deduction of income taxes) assuming constant prices and costs and calculated using a discount rate of 10 percent, included in the reserves data for the Cenovus Assets evaluated by us for the year ended December 31, 2008:

		Estimated Proved		Related Estimates
		Reserves Quantities		of Future Net
	Reserves	After Royalty		Cash Flow BTax,
Evaluator and Preparation Date of Report	Location	Gas	Liquids	10% discount rate
		(Bcf)	(MMbbl)	(US$MM)
McDaniel & Associates Consultants Ltd.	Canada	1,718	834	5,939
January 16, 2009
GLJ Petroleum Consultants Ltd.	Canada	137	75	540
January 23, 2009

Totals		1,855	909	6,479

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook as modified by the FASB Standards and SEC requirements.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

(Signed) McDaniel & Associates Consultants Ltd.	(Signed) GLJ Petroleum Consultants Ltd.
Calgary, Alberta, Canada	Calgary, Alberta, Canada

October 20, 2009

SCHEDULE “B”
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management and directors of EnCana Corporation (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the oil and gas activities of the Corporation, including the Cenovus Assets (as defined in the Corporation’s Information Circular dated October 20, 2009 (the “Information Circular”)), in accordance with securities regulatory requirements. The regulatory requirements are covered under NI 51-101 as amended by a decision document dated September 29, 2008 (the “Decision”) and, in respect of the Cenovus Assets, a decision document dated October 20, 2009 and require disclosure of information contemplated by, and consistent with, US Disclosure Requirements (as defined in the Decision). Required information includes reserves data, which consist of the following:

(i)	proved oil and gas reserves quantities for the Cenovus Assets estimated as at December 31, 2008 using constant prices and costs; and

(ii)	the related estimates of discounted future net cash flows under the standardized measure calculation for proved oil and gas reserves quantities for the Cenovus Assets.

Independent qualified reserves evaluators have evaluated the reserves data in respect of the Cenovus Assets. A report from the independent qualified reserves evaluators pertaining to the Cenovus Assets dated October 20, 2009 (the “IQRE Report”), highlighting the standards they followed and their results, accompanies this Report.

The Reserves Committee of the board of directors of the Corporation (the “Board of Directors”), which Committee is comprised exclusively of non-management and unrelated directors, has:

(a)	reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions placed by management affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data as outlined in the IQRE Report with management and each of the independent qualified reserves evaluators.

The Board of Directors has reviewed the standardized measure calculation with respect to the proved oil and gas reserves quantities for the Cenovus Assets. The Board of Directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved:

(a)	the content and filing with securities regulatory authorities of the proved oil and gas reserves quantities for the Cenovus Assets, related standardized measure calculation and other oil and gas activity information, contained in the Information Circular accompanying this Report;

(b)	the filing of the IQRE Report; and

(c)	the content and filing of this Report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(Signed) Randall K. Eresman	(Signed) Sherri A. Brillon
President & Chief Executive Officer	Executive Vice-President,
Strategic Planning & Portfolio Management

(Signed) David P. O’Brien	(Signed) Claire S. Farley
Director and Chairman of the Board	Director and Chair of the Reserves Committee

October 20, 2009

SCHEDULE “C”
CENOVUS AUDIT COMMITTEE MANDATE

I.	PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) to assist the Board in fulfilling its oversight responsibilities.

The Committee’s primary duties and responsibilities are to:

•	Review and approve management’s identification of principal financial risks and monitor the process to manage such risks.

•	Oversee and monitor the Corporation’s compliance with legal and regulatory requirements.

•	Receive and review the reports of the Audit Committee of any subsidiary with public securities.

•	Oversee and monitor the integrity of the Corporation’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance.

•	Oversee audits of the Corporation’s financial statements.

•	Oversee and monitor the qualifications, independence and performance of the Corporation’s external auditors and internal auditing department.

•	Provide an avenue of communication among the external auditors, management, the internal auditing department, and the Board of Directors.

•	Report to the Board of Directors regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

II.	COMPOSITION AND MEETINGS

Committee Member’s Duties in addition to those of a Director

The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board of Directors.

Composition

The Committee shall consist of not less than three and not more than eight directors as determined by the Board, all of whom shall qualify as independent directors pursuant to National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators and as amended from time to time) (“NI 52-110”).

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have accounting or related financial managerial expertise. In particular, at least one member shall have, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

•	An understanding of generally accepted accounting principles and financial statements;

•	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•	An understanding of internal controls and procedures for financial reporting; and

•	An understanding of audit committee functions.

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the Corporation, or be an “affiliated person” (as such term is defined in the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) thereunder) of the Corporation or any subsidiary of the Corporation. For greater certainty, directors’ fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation that are not contingent on continued service should be the only compensation an audit committee member receives from the Corporation.

At least one member shall have experience in the oil and gas industry.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

The non-executive Board Chairman shall be a non-voting member of the Committee. See “Quorum” for further details.

Appointment of Members

Committee members shall be appointed at a meeting of the Board, effective after the election of directors at the annual meeting of shareholders, provided that any member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board.

The Nominating and Corporate Governance Committee will recommend for approval to the Board an unrelated Director to act as Chairman of the Committee. The Board shall appoint the Chairman of the Committee.

If the Chairman of the Committee is unavailable or unable to attend a meeting of the Committee, the Chair shall ask another member to chair the meeting, failing which a member of the Committee present at the meeting shall be chosen to preside over the meeting by a majority of the members of the Committee present at such meeting.

The Chairman of the Committee presiding at any meeting of the Committee shall not have a casting vote.

The items pertaining to the Chairman in this section should be read in conjunction with the Committee Chair section of the Chair of the Board of Directors and Committee Chair General Guidelines.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

The Corporate Secretary or one of the Assistant Corporate Secretaries of the Corporation or such other person as the Corporate Secretary of the Corporation shall designate from time to time shall be the Secretary of the Committee and shall keep minutes of the meetings of the Committee.

Meetings

Committee meetings may, by agreement of the Chairman of the Committee, be held in person, by video conference, by means of telephone or by a combination of any of the foregoing.

The Committee shall meet at least quarterly. The Chairman of the Committee may call additional meetings as required. In addition, a meeting may be called by the non-executive Board Chairman, the President & Chief Executive Officer, or any member of the Committee or by the external auditors.

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

Directors, who are not members of the Committee, may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Committee Chairman or by a majority of the members of the Committee.

The Committee may, by specific invitation, have other resource persons in attendance.

The President & Chief Executive Officer, the Executive Vice-President & Chief Financial Officer, the Comptroller and the head of internal audit are expected to be available to attend the Committee’s meetings or portions thereof.

Notice of Meeting

Notice of the time and place of each Committee meeting may be given orally, or in writing, or by facsimile, or by electronic means to each member of the Committee at least 24 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the external auditors of the Corporation.

A member and the external auditors may, in any manner, waive notice of the Committee meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

Quorum

A majority of Committee members, present in person, by video conference, by telephone, or by a combination thereof, shall constitute a quorum. In addition, if an ex-officio, non-voting member’s presence is required to attain a quorum of the Committee, then the said member shall be allowed to cast a vote at the meeting.

Minutes

Minutes of each Committee meeting should be succinct yet comprehensive in describing substantive issues discussed by the Committee. However, they should clearly identify those items of responsibilities scheduled by the Committee for the meeting that have been discharged by the Committee and those items of responsibilities that are outstanding.

Minutes of Committee meetings shall be sent to all Committee members and to the external auditors.

The full Board of Directors shall be kept informed of the Committee’s activities by a report following each Committee meeting.

III.	RESPONSIBILITIES

Review Procedures

Review and update the Committee’s mandate annually, or sooner, where the Committee deems it appropriate to do so. Provide a summary of the Committee’s composition and responsibilities in the Corporation’s annual report or other public disclosure documentation.

Provide a summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Corporation’s annual report filed with the SEC.

Annual Financial Statements

1.	Discuss and review with management and the external auditors the Corporation’s and any subsidiary with public securities annual audited financial statements and related documents prior to their filing or distribution. Such review to include:

(a)	The annual financial statements and related footnotes including significant issues regarding accounting principles, practices and significant management estimates and judgments, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.

(b)	Management’s Discussion and Analysis.

(c)	A review of the use of off-balance sheet financing including management’s risk assessment and adequacy of disclosure.

(d)	A review of the external auditors’ audit examination of the financial statements and their report thereon.

(e)	Review of any significant changes required in the external auditors’ audit plan.

(f)	A review of any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors’ work or access to required information.

(g)	A review of other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

2.	Review and formally recommend approval to the Board of the Corporation’s:

(a)	Year-end audited financial statements. Such review shall include discussions with management and the external auditors as to:

(i)	The accounting policies of the Corporation and any changes thereto.

(ii)	The effect of significant judgements, accruals and estimates.

(iii)	The manner of presentation of significant accounting items.

(iv)	The consistency of disclosure.

(b)	Management’s Discussion and Analysis.

(c)	Annual Information Form as to financial information.

(d)	All prospectuses and information circulars as to financial information.

The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Corporation’s financial status depends, and which involve the most complex, subjective or significant judgemental decisions or assessments.

Quarterly Financial Statements

3.	Review with management and the external auditors and either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board the Corporation’s:

(a)	Quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis.

(b)	Any significant changes to the Corporation’s accounting principles.

Review quarterly unaudited financial statements of any subsidiary of the Corporation with public securities prior to their distribution.

Other Financial Filings and Public Documents

4.	Review and discuss with management financial information, including earnings press releases, the use of “pro forma” or non-GAAP financial information and earnings guidance, contained in any filings with the securities regulators or news releases related thereto (or provided to analysts or rating agencies) and consider whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with public securities. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

Internal Control Environment

5.	Ensure that management, the external auditors, and the internal auditors provide to the Committee an annual report on the Corporation’s control environment as it pertains to the Corporation’s financial reporting process and controls.

6.	Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation.

7.	Review significant findings prepared by the external auditors and the internal auditing department together with management’s responses.

8.	Review in consultation with the internal auditors and the external auditors the degree of coordination in the audit plans of the internal auditors and the external auditors and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.

Other Review Items

9.	Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the external auditors.

10.	Review all related party transactions between the Corporation and any officers or directors, including affiliations of any officers or directors.

11.	Review with the General Counsel, the head of internal audit and the external auditors the results of their review of the Corporation’s monitoring compliance with each of the Corporation’s published codes of business conduct and applicable legal requirements.

12.	Review legal and regulatory matters, including correspondence with regulators and governmental agencies, that may have a material impact on the interim or annual financial statements, related corporation compliance policies, and programs and reports received from regulators or governmental agencies. Members from the Legal and Tax departments should be at the meeting in person to deliver their reports.

13.	Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal auditors or the external auditors.

14.	Ensure that the Corporation’s presentations on net proved reserves have been reviewed with the Reserves Committee of the Board.

15.	Review management’s processes in place to prevent and detect fraud.

16.	Review procedures for the receipt, retention and treatment of complaints received by the Corporation, including confidential, anonymous submissions by employees of the Corporation, regarding accounting, internal accounting controls, or auditing matters.

17.	Review with the President & Chief Executive Officer, the Executive Vice-President & Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal controls and procedures for financial reporting which could adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act or applicable Canadian federal and provincial legislation and regulations within the required time periods, and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the Corporation’s internal controls and procedures for financial reporting.

18.	Meet on a periodic basis separately with management.

External Auditors

19.	Be directly responsible, in the Committee’s capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation, retention and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report, or performing other audit, review or attest services for the Corporation. The external auditors shall report directly to the Committee.

20.	Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chairman of the Committee or by a majority of the members of the Committee.

21.	Review and discuss a report from the external auditors at least quarterly regarding:

(a)	All critical accounting policies and practices to be used;

(b)	All alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

(c)	Other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

22.	Obtain and review a report from the external auditors at least annually regarding:

(a)	The external auditors’ internal quality-control procedures.

(b)	Any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with those issues.

(c)	To the extent contemplated in the following paragraph, all relationships between the external auditors and the Corporation.

23.	Review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence, including, without limitation, (i) receiving and reviewing, as part of the report described in the preceding paragraph, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and its affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence.

24.	Review and evaluate:

(a)	The external auditors’ and the lead partner of the external auditors’ team’s performance, and make a recommendation to the Board of Directors regarding the reappointment of the external auditors at the annual meeting of the Corporation’s shareholders or regarding the discharge of such external auditors.

(b)	The terms of engagement of the external auditors together with their proposed fees.

(c)	External audit plans and results.

(d)	Any other related audit engagement matters.

(e)	The engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.

25.	Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 21 through 24, evaluate the external auditors’ qualifications, performance and independence, including whether or not the external auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present its conclusions with respect to the external auditors to the Board.

26.	Ensure the rotation of partners on the audit engagement team in accordance with applicable law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.

27.	Set clear hiring policies for the Corporation’s hiring of employees or former employees of the external auditors.

28.	Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors.

29.	Consider and review with the external auditors, management and the head of internal audit:

(a)	Significant findings during the year and management’s responses and follow-up thereto.

(b)	Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information, and management’s response.

(c)	Any significant disagreements between the external auditors or internal auditors and management.

(d)	Any changes required in the planned scope of their audit plan.

(e)	The resources, budget, reporting relationships, responsibilities and planned activities of the internal auditors.

(f)	The internal audit department mandate.

(g)	Internal audit’s compliance with the Institute of Internal Auditors’ standards.

Internal Audit Department and Independence

30.	Meet on a periodic basis separately with the head of internal audit.

31.	Review and concur in the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit.

32.	Confirm and assure, annually, the independence of the internal audit department and the external auditors.

Approval of Audit and Non-Audit Services

33.	Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services described in the Exchange Act or applicable Canadian federal and provincial legislation and regulations which are approved by the Committee prior to the completion of the audit).

34.	Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.

35.	If the pre-approvals contemplated in paragraphs 33 and 34 are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.

36.	Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 33 through 35. The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

37.	The Committee may establish policies and procedures for the pre-approvals described in paragraphs 33 and 34, so long as such policies and procedures are detailed as to the particular service, the Committee is informed of each service and such policies and procedures do not include delegation of the Committee’s responsibilities under the Exchange Act or applicable Canadian federal and provincial legislation and regulations to management.

Other Matters

38.	Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

39.	Upon a majority vote of the Committee outside resources may be engaged where and if deemed advisable.

40.	Report Committee actions to the Board of Directors with such recommendations, as the Committee may deem appropriate.

41.	Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain, obtain advice or otherwise receive assistance from independent counsel, accountants, or others to assist it in the conduct of any investigation as it deems necessary and the carrying out of its duties.

42.	The Corporation shall provide for appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for payment (i) of compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (ii) of compensation to any advisors employed by the Committee and (iii) of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

43.	Obtain assurance from the external auditors that disclosure to the Committee is not required pursuant to the provisions of the Exchange Act regarding the discovery of illegal acts by the external auditors.

44.	The Committee shall review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.

45.	The Committee’s performance shall be evaluated annually by the Nominating and Corporate Governance Committee of the Board of Directors.

46.	Perform such other functions as required by law, the Corporation’s mandate or bylaws, or the Board of Directors.

47.	Consider any other matters referred to it by the Board of Directors.

SCHEDULE “D”
CENOVUS BOARD OF DIRECTORS’ MANDATE

GENERAL

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

SPECIFIC

Executive Team Responsibility

•	Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•	Ensure that processes are in place for the Corporation to mitigate environmental impacts, address health and safety matters that may arise with the Corporation’s activities and operate in a manner consistent with recognized standards.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•	Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•	Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•	Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with such code and approve any waivers of such code for officers and directors.

Board Process/Effectiveness

•	Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•	Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•	Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•	In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

APPENDIX “G”
FINANCIAL STATEMENTS OF 7050372 CANADA INC.

INDEX TO FINANCIAL STATEMENTS

Financial Statements (unaudited) for the period ended June 30, 2009	G-3
Financial Statements for the period ended December 31, 2008	G-6

7050372 Canada Inc.

Interim Financial Statements
(unaudited)

For the period ended June 30, 2009

(U.S. Dollars)

Statement of Earnings  (unaudited)

Period from
Incorporation on
	Six Months Ended	September 24, 2008
($ millions)	June 30, 2009	to December 31, 2008

Revenues, Net of Royalties	$-	$-

Expenses	-	-

Net Earnings Before Income Tax	-	-
Income tax expense	-	-

Net Earnings	$-	$-

Statement of Retained Earnings  (unaudited)

Period from
Incorporation on
	Six Months Ended	September 24, 2008
($ millions)	June 30, 2009	to December 31, 2008

Retained Earnings, Beginning of Period	$-	$-
Net Earnings	-	-

Retained Earnings, End of Period	$-	$-

Balance Sheet  (unaudited)

	As at	As at
($ millions)	June 30, 2009	December 31, 2008

Assets	$-	$-

Liabilities and Shareholder’s Equity	$-	$-

See accompanying Notes to Financial Statements.

7050372 Canada Inc.	Financial Statements (prepared in US$)

Notes to Financial Statements  (unaudited)

 1. Background and Basis of Presentation

The Company was incorporated on September 24, 2008 under the Canada Business Corporations Act as 7050372 Canada Inc. The Company was inactive for the period from its date of incorporation to June 30, 2009.

In May 2008, the Board of Directors of EnCana Corporation (“EnCana”) unanimously approved a proposal to split EnCana into two independent energy companies – one a natural gas company and the other an integrated oil company. The proposed corporate reorganization (the “Arrangement”) was expected to close in early January 2009.

In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regain stability.

On September 10, 2009, the Board of Directors of EnCana unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to shareholder and regulatory approvals.

Pursuant to the Plan of Arrangement, 7050372 Canada Inc. will amalgamate with Cenovus Energy Inc. (formerly named EnCana Finance Ltd.) on the effective date of the Arrangement to become a publicly-traded company. The amalgamated company’s name will be Cenovus Energy Inc.

Under the Arrangement, EnCana shareholders will receive one New EnCana common share and one Cenovus Energy Inc. common share in exchange for each pre-Arrangement EnCana common share held.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

 2. Share Capital

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of Special Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There are no shares of any class issued or outstanding.

7050372 Canada Inc.	Notes to Financial Statements (prepared in US$)

7050372 Canada Inc.

Financial Statements

For the period ended December 31, 2008

(U.S. Dollars)

Management Report

Management’s Responsibility for 7050372 Canada Inc. Financial Statements

The accompanying Financial Statements of 7050372 Canada Inc. are the responsibility of EnCana Corporation’s (“EnCana”) Management (“Management”). The 7050372 Canada Inc. Financial Statements have been prepared by Management in United States dollars in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management’s best judgments.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting.

EnCana’s Board of Directors has approved the information contained in the 7050372 Canada Inc. Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed to audit and provide an independent opinion on the 7050372 Canada Inc. Financial Statements as at December 31, 2008, as stated in their Auditors’ Report. PricewaterhouseCoopers LLP has provided such opinion.

Randall K. Eresman	Brian C. Ferguson
President &	Executive Vice-President &
Chief Executive Officer	Chief Financial Officer
EnCana Corporation	EnCana Corporation

October 20, 2009

7050372 Canada Inc.

Auditors’ Report

To the Directors of EnCana Corporation (“EnCana”)

We have audited the accompanying balance sheet of 7050372 Canada Inc. as at December 31, 2008 and the statements of earnings and retained earnings for the period from date of incorporation, September 24, 2008, to December 31, 2008. These financial statements are the responsibility of EnCana’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 7050372 Canada Inc. as at December 31, 2008 and the results of its operations for the period from the date of incorporation, September 24, 2008, to December 31, 2008 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
Canada

October 20, 2009

7050372 Canada Inc.

Statement of Earnings

Period from
Incorporation on
September 24, 2008
($ millions)	to December 31, 2008

Revenues, Net of Royalties	$-

Expenses	-

Net Earnings Before Income Tax	-
Income tax expense	-

Net Earnings	$-

Statement of Retained Earnings

Period from
Incorporation on
September 24, 2008
($ millions)	to December 31, 2008

Retained Earnings, Beginning of Period	$-
Net Earnings	-

Retained Earnings, End of Period	$-

Balance Sheet

As at
($ millions)	December 31, 2008

Assets	$-

Liabilities and Shareholder’s Equity	$-

See accompanying Notes to Financial Statements.

Approved by the Board

David P. O’Brien	Barry W. Harrison
Director	Director
EnCana Corporation	EnCana Corporation

7050372 Canada Inc.	Financial Statements (prepared in US$)

Notes to Financial Statements

 1. Background and Basis of Presentation

The Company was incorporated on September 24, 2008 under the Canada Business Corporations Act as 7050372 Canada Inc. The Company was inactive from the date of its incorporation to December 31, 2008.

In May 2008, the Board of Directors of EnCana Corporation (“EnCana”) unanimously approved a proposal to split EnCana into two independent energy companies – one a natural gas company and the other an integrated oil company. The proposed corporate reorganization (the “Arrangement”) was expected to close in early January 2009.

In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regain stability.

On September 10, 2009, the Board of Directors of EnCana unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to shareholder and regulatory approvals.

Pursuant to the Plan of Arrangement, 7050372 Canada Inc. will amalgamate with Cenovus Energy Inc. (formerly named EnCana Finance Ltd.) on the effective date of the Arrangement to become a publicly-traded company. The amalgamated company’s name will be Cenovus Energy Inc.

Under the Arrangement, EnCana shareholders will receive one New EnCana common share and one Cenovus Energy Inc. common share in exchange for each pre-Arrangement EnCana common share held.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

 2. Share Capital

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of Special Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There are no shares of any class issued or outstanding.

7050372 Canada Inc.	Notes to Financial Statements (prepared in US$)

APPENDIX “H”
CENOVUS ENERGY CARVE-OUT CONSOLIDATED FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS THEREON

INDEX TO CARVE-OUT FINANCIAL STATEMENTS

Interim Carve-out Consolidated Financial Statements (unaudited) for the period ended June 30, 2009	H-3
Management’s Discussion and Analysis for the period ended June 30, 2009	H-27
Carve-out Consolidated Financial Statements for the year ended December 31, 2008	H-54
Management’s Discussion and Analysis for the year ended December 31, 2008	H-106

Cenovus Energy

Interim Carve-out Consolidated Financial Statements
(unaudited)

For the period ended June 30, 2009

(U.S. Dollars)

Consolidated Statement of Earnings  (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2009	2008	2009	2008

Revenues, Net of Royalties	(Note 4)	$2,429	$4,381	$4,591	$7,819

Expenses	(Note 4)
Production and mineral taxes		11	24	21	38
Transportation and selling		158	253	291	494
Operating		276	343	569	687
Purchased product		1,226	2,470	2,138	4,496
Depreciation, depletion and amortization		329	337	633	686
Administrative		45	95	78	161
Interest, net	(Note 6)	49	55	85	109
Accretion of asset retirement obligation	(Note 11)	9	10	18	20
Foreign exchange (gain) loss, net	(Note 7)	119	8	78	(46)
(Gain) loss on divestitures	(Note 5)	-	2	-	2

		2,222	3,597	3,911	6,647

Net Earnings Before Income Tax		207	784	680	1,172
Income tax expense	(Note 8)	58	262	119	483

Net Earnings		$149	$522	$561	$689

See accompanying Notes to Carve-out Consolidated Financial Statements.

Cenovus Energy	Carve-out Consolidated Financial Statements (prepared in US$)

Consolidated Statement of Owner’s Net Investment  (unaudited)

		Six Months Ended
		June 30,
($ millions)		2009	2008

Owner’s Net Investment, Beginning of Year		$7,560	$5,573
Net Earnings		561	689
Net Distributions to EnCana	(Note 12)	(407)	(869)

Owner’s Net Investment, End of Period		$7,714	$5,393

Consolidated Statement of Comprehensive Income  (unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ millions)	2009	2008	2009	2008

Net Earnings	$149	$522	$561	$689
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	835	37	549	(264)

Comprehensive Income	$984	$559	$1,110	$425

Consolidated Statement of Accumulated Other Comprehensive Income  (unaudited)

	Six Months Ended
	June 30,
($ millions)	2009	2008

Accumulated Other Comprehensive Income, Beginning of Year	$188	$2,434
Foreign Currency Translation Adjustment	549	(264)

Accumulated Other Comprehensive Income, End of Period	$737	$2,170

See accompanying Notes to Carve-out Consolidated Financial Statements.

Cenovus Energy	Carve-out Consolidated Financial Statements (prepared in US$)

Consolidated Balance Sheet  (unaudited)

		As at	As at
		June 30,	December 31,
($ millions)		2009	2008

Assets
Current Assets
Cash and cash equivalents		$109	$153
Accounts receivable and accrued revenues		689	598
Current portion of partnership contribution receivable		321	313
Risk management	(Note 15)	485	681
Inventories	(Note 9)	703	503

		2,307	2,248
Property, Plant and Equipment, net	(Note 4)	12,906	12,210
Investments and Other Assets		245	200
Partnership Contribution Receivable		2,672	2,834
Risk Management	(Note 15)	11	38
Goodwill		985	936

	(Note 4)	$19,126	$18,466

Liabilities and Net Investment
Current Liabilities
Accounts payable and accrued liabilities		$1,086	$1,114
Income tax payable		273	254
Current portion of partnership contribution payable		315	306
Risk management	(Note 15)	13	40
Current portion of long-term debt	(Note 10)	87	84

		1,774	1,798
Long-Term Debt	(Note 10)	3,028	2,952
Other Liabilities		57	52
Partnership Contribution Payable		2,697	2,857
Risk Management	(Note 15)	1	-
Asset Retirement Obligation	(Note 11)	666	648
Future Income Taxes		2,452	2,411

		10,675	10,718

Net Investment
Owner’s net investment	(Note 12)	7,714	7,560
Accumulated other comprehensive income		737	188

Total Net Investment		8,451	7,748

		$19,126	$18,466

See accompanying Notes to Carve-out Consolidated Financial Statements.

Cenovus Energy	Carve-out Consolidated Financial Statements (prepared in US$)

Consolidated Statement of Cash Flows  (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2009	2008	2009	2008

Operating Activities
Net earnings		$149	$522	$561	$689
Depreciation, depletion and amortization		329	337	633	686
Future income taxes	(Note 8)	(72)	79	(90)	176
Unrealized (gain) loss on risk management	(Note 15)	250	228	182	513
Unrealized foreign exchange (gain) loss		129	26	84	(43)
Accretion of asset retirement obligation	(Note 11)	9	10	18	20
(Gain) loss on divestitures	(Note 5)	-	2	-	2
Other		17	24	18	96
Net change in other assets and liabilities		(4)	(47)	(7)	(81)
Net change in non-cash working capital		115	(188)	(52)	(285)

Cash From Operating Activities		922	993	1,347	1,773

Investing Activities
Capital expenditures	(Note 4)	(400)	(434)	(893)	(962)
Proceeds from divestitures	(Note 5)	3	8	3	39
Net change in investments and other		(5)	4	(36)	(6)
Net change in non-cash working capital		(48)	(59)	(103)	31

Cash (Used in) Investing Activities		(450)	(481)	(1,029)	(898)

Financing Activities
Net issuance (repayment) of revolving long-term debt		(311)	75	(130)	(96)
Issuance of long-term debt		173	-	173	268
Repayment of long-term debt		-	(71)	-	(71)
Net financing transactions with EnCana	(Note 12)	(437)	(364)	(407)	(869)

Cash (Used in) Financing Activities		(575)	(360)	(364)	(768)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		4	2	2	-

Increase (Decrease) in Cash and Cash Equivalents		(99)	154	(44)	107
Cash and Cash Equivalents, Beginning of Period		208	255	153	302

Cash and Cash Equivalents, End of Period		$109	$409	$109	$409

See accompanying Notes to Carve-out Consolidated Financial Statements.

Cenovus Energy	Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

 1. Basis of Presentation

In May 2008, the Board of Directors of EnCana Corporation (“EnCana”) unanimously approved a proposal to split EnCana into two independent energy companies–one a natural gas company and the other an integrated oil company. The proposed corporate reorganization (the “Arrangement”) was expected to close in early January 2009.

In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regain stability.

On September 10, 2009, the Board of Directors of EnCana unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to shareholder and regulatory approvals. The reorganization would result in two publicly traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one Cenovus Energy Inc. Common Share for each EnCana common share held.

The Cenovus Energy (“Cenovus”) Interim Carve-out Consolidated Financial Statements prepared in connection with the proposed Arrangement, present the historic carve-out consolidated financial position, results of operations, changes in net investment and cash flows of Cenovus. The Cenovus Interim Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana on a carve-out basis and should be read in conjunction with EnCana’s Interim Consolidated Financial Statements and the notes thereto for the period ended June 30, 2009. The Cenovus Interim Carve-out Consolidated Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Cenovus been a separate entity or future results in respect of Cenovus Energy Inc., as it will exist upon completion of the Arrangement.

The Cenovus Interim Carve-out Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Cenovus annual audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008, except as noted below. The disclosures provided below are incremental to those included with the Cenovus annual audited Carve-out Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the Cenovus Interim Carve-out Consolidated Financial Statements should be read in conjunction with the Cenovus annual audited Carve-out Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008 and the EnCana annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008.

The Cenovus Interim Carve-out Consolidated Financial Statements are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). Cenovus’s operations include the upstream exploration for, and development and production of natural gas, crude oil and natural gas liquids (“NGLs”) in Canada and refining operations in the United States.

 2. Changes in Accounting Policies and Practices

As disclosed in the December 31, 2008 Cenovus annual audited Carve-out Consolidated Financial Statements, on January 1, 2009, Cenovus adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Section:

•	“Goodwill and Intangible Assets”, Section 3064. The new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard has had no material impact on Cenovus’s Carve-out Consolidated Financial Statements.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

 3. Recent Accounting Pronouncements

In February 2008, the CICA’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. Cenovus will be required to report its results in accordance with IFRS beginning in 2011. EnCana has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information for Cenovus. The impact of IFRS on Cenovus’s Carve-out Consolidated Financial Statements is not reasonably determinable at this time.

As of January 1, 2011, Cenovus will be required to adopt the following CICA Handbook sections:

•	“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations.

•	“Consolidated Financial Statements”, Section 1601, which together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard should not have a material impact on Cenovus’s Carve-out Consolidated Financial Statements.

•	“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard should not have a material impact on Cenovus’s Carve-out Consolidated Financial Statements.

 4. Segmented Information

Cenovus’s operating and reportable segments are as follows:

•	Canada includes Cenovus’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.

•	Downstream Refining is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.

•	Market Optimization is primarily responsible for the sale of Cenovus’s proprietary production. These results are included in the Canada segment. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of Cenovus’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Cenovus has a decentralized decision making and reporting structure. Accordingly, Cenovus is organized into Divisions as follows:

•	Integrated Oil Division is the combined total of Integrated Oil–Canada and Downstream Refining. Integrated Oil–Canada includes Cenovus’s exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil–Canada is composed of interests in the FCCL Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

•	Canadian Plains Division includes natural gas and crude oil exploration, development and production assets located in eastern Alberta and Saskatchewan.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

4. Segmented Information (continued)

Results of Operations (For the three months ended June 30)

Segment and Geographic Information

	Canada		Downstream Refining		Market Optimization
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$1,163	$1,621	$1,313	$2,769	$200	$226
Expenses
Production and mineral taxes	11	24	-	-	-	-
Transportation and selling	158	253	-	-	-	-
Operating	158	216	112	127	3	8
Purchased product	(18)	(46)	1,047	2,300	197	216

	854	1,174	154	342	-	2
Depreciation, depletion and amortization	270	285	46	44	2	1

Segment Income (Loss)	$584	$889	$108	$298	$(2)	$1

	Corporate		Consolidated
	2009	2008	2009	2008

Revenues, Net of Royalties	$(247)	$(235)	$2,429	$4,381
Expenses
Production and mineral taxes	-	-	11	24
Transportation and selling	-	-	158	253
Operating	3	(8)	276	343
Purchased product	-	-	1,226	2,470

	(250)	(227)	758	1,291
Depreciation, depletion and amortization	11	7	329	337

Segment Income (Loss)	$(261)	$(234)	429	954

Administrative			45	95
Interest, net			49	55
Accretion of asset retirement obligation			9	10
Foreign exchange (gain) loss, net			119	8
(Gain) loss on divestitures			-	2

			222	170

Net Earnings Before Income Tax			207	784
Income tax expense			58	262

Net Earnings			$149	$522

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

4. Segmented Information (continued)

Results of Operations (For the three months ended June 30)

Product and Divisional Information

	Canada Segment
Integrated Oil–Canada			Canadian Plains		Total
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$343	$346	$820	$1,275	$1,163	$1,621
Expenses
Production and mineral taxes	-	-	11	24	11	24
Transportation and selling	105	138	53	115	158	253
Operating	50	69	108	147	158	216
Purchased product	(18)	(46)	-	-	(18)	(46)

Operating Cash Flow	$206	$185	$648	$989	$854	$1,174

	Integrated Oil Division
	Oil*		Downstream Refining		Other*
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$277	$298	$1,313	$2,769	$66	$48
Expenses
Production and mineral taxes	-	-	-	-	-	-
Transportation and selling	100	123	-	-	5	15
Operating	38	50	112	127	12	19
Purchased product	-	-	1,047	2,300	(18)	(46)

Operating Cash Flow	$139	$125	$154	$342	$67	$60

	Total
	2009	2008

Revenues, Net of Royalties	$1,656	$3,115
Expenses
Production and mineral taxes	-	-
Transportation and selling	105	138
Operating	162	196
Purchased product	1,029	2,254

Operating Cash Flow	$360	$527

	Canadian Plains Division
	Gas		Oil & NGLs		Other
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$475	$629	$341	$644	$4	$2
Expenses
Production and mineral taxes	5	13	6	11	-	-
Transportation and selling	10	18	43	97	-	-
Operating	51	74	55	72	2	1

Operating Cash Flow	$409	$524	$237	$464	$2	$1

	Total
	2009	2008

Revenues, Net of Royalties	$820	$1,275
Expenses
Production and mineral taxes	11	24
Transportation and selling	53	115
Operating	108	147

Operating Cash Flow	$648	$989

*	Oil and Other comprise Integrated Oil–Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

4. Segmented Information (continued)

Results of Operations (For the six months ended June 30)

Segment and Geographic Information

	Canada		Downstream Refining		Market Optimization
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$2,131	$3,049	$2,239	$4,815	$384	$475
Expenses
Production and mineral taxes	21	38	-	-	-	-
Transportation and selling	291	494	-	-	-	-
Operating	314	422	230	259	6	14
Purchased product	(31)	(81)	1,796	4,121	373	456

	1,536	2,176	213	435	5	5
Depreciation, depletion and amortization	511	579	97	88	4	2

Segment Income (Loss)	$1,025	$1,597	$116	$347	$1	$3

	Corporate		Consolidated
	2009	2008	2009	2008

Revenues, Net of Royalties	$(163)	$(520)	$4,591	$7,819
Expenses
Production and mineral taxes	-	-	21	38
Transportation and selling	-	-	291	494
Operating	19	(8)	569	687
Purchased product	-	-	2,138	4,496

	(182)	(512)	1,572	2,104
Depreciation, depletion and amortization	21	17	633	686

Segment Income (Loss)	$(203)	$(529)	939	1,418

Administrative			78	161
Interest, net			85	109
Accretion of asset retirement obligation			18	20
Foreign exchange (gain) loss, net			78	(46)
(Gain) loss on divestitures			-	2

			259	246

Net Earnings Before Income Tax			680	1,172
Income tax expense			119	483

Net Earnings			$561	$689

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

4. Segmented Information (continued)

Results of Operations (For the six months ended June 30)

Product and Divisional Information

	Canada Segment
Integrated Oil–Canada			Canadian Plains		Total
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$536	$633	$1,595	$2,416	$2,131	$3,049
Expenses
Production and mineral taxes	-	1	21	37	21	38
Transportation and selling	176	270	115	224	291	494
Operating	103	133	211	289	314	422
Purchased product	(31)	(81)	-	-	(31)	(81)

Operating Cash Flow	$288	$310	$1,248	$1,866	$1,536	$2,176

	Integrated Oil Division
	Oil*		Downstream Refining		Other*
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$440	$536	$2,239	$4,815	$96	$97
Expenses
Production and mineral taxes	-	-	-	-	-	1
Transportation and selling	166	243	-	-	10	27
Operating	78	91	230	259	25	42
Purchased product	-	-	1,796	4,121	(31)	(81)

Operating Cash Flow	$196	$202	$213	$435	$92	$108

	Total
	2009	2008

Revenues, Net of Royalties	$2,775	$5,448
Expenses
Production and mineral taxes	-	1
Transportation and selling	176	270
Operating	333	392
Purchased product	1,765	4,040

Operating Cash Flow	$501	$745

	Canadian Plains Division
	Gas		Oil & NGLs		Other
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$996	$1,219	$593	$1,193	$6	$4
Expenses
Production and mineral taxes	8	18	13	19	-	-
Transportation and selling	21	37	94	187	-	-
Operating	102	147	106	140	3	2

Operating Cash Flow	$865	$1,017	$380	$847	$3	$2

	Total
	2009	2008

Revenues, Net of Royalties	$1,595	$2,416
Expenses
Production and mineral taxes	21	37
Transportation and selling	115	224
Operating	211	289

Operating Cash Flow	$1,248	$1,866

*	Oil and Other comprise Integrated Oil–Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

4. Segmented Information (continued)

Capital Expenditures

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Capital
Integrated Oil–Canada	$103	$144	$229	$352
Canadian Plains	69	158	228	420

Canada	172	302	457	772
Downstream Refining	227	122	429	177
Market Optimization	(1)	4	(3)	6
Corporate	1	6	9	7

	399	434	892	962

Acquisition Capital
Canadian Plains	1	-	1	-

Total	$400	$434	$893	$962

Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	June 30,	December 31,	June 30,	December 31,
	2009	2008	2009	2008

Canada	$8,446	$8,074	$13,100	$12,629
Downstream Refining	4,376	4,032	5,075	4,637
Market Optimization	17	24	262	234
Corporate	67	80	689	966

Total	$12,906	$12,210	$19,126	$18,466

 5. Divestitures

Total year-to-date proceeds received on the sale of assets were $3 million in Corporate. In 2008, Cenovus completed the divestiture of mature conventional oil and natural gas assets in Canada for proceeds of $39 million; $8 million in the Integrated Oil Division and $31 million in the Canadian Plains Division.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

 6. Interest, Net

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Interest Expense–Long-Term Debt	$43	$49	$79	$102
Interest Expense–Other*	47	52	91	104
Interest Income*	(41)	(46)	(85)	(97)

	$49	$55	$85	$109

*	Interest Expense – Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.

 7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada*	$(155)	$(18)	$(102)	$56
Translation of U.S. dollar partnership contribution receivable issued from Canada*	247	44	160	(99)
Other Foreign Exchange (Gain) Loss on:
Monetary revaluations and settlements	27	(18)	20	(3)

	$119	$8	$78	$(46)

*	Reflects the current year change in foreign exchange rates calculated on the period end balance.

 8. Income Taxes

The provision for income taxes is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Current
Canada	$144	$135	$215	$242
United States	(14)	48	(6)	65

Total Current Tax	130	183	209	307

Future	(72)	79	(90)	176

	$58	$262	$119	$483

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

 9. Inventories

	As at	As at
	June 30,	December 31,
	2009	2008

Product
Canada	$57	$46
Downstream Refining	480	323
Market Optimization	153	119
Parts and Supplies	13	15

	$703	$503

 10. Long-Term Debt

Cenovus’s current and long-term debt represents an allocation of their proportionate share of EnCana’s consolidated current and long-term debt as at June 30, 2009 and December 31, 2008, respectively (See Note 14 to Cenovus’s annual audited Consolidated Carve-out Financial Statements and the notes thereto for the year ended December 31, 2008). EnCana will retain the legal obligations associated with all outstanding long-term debt. As a result, the long-term debt allocations presented in the Cenovus Carve-out Consolidated Financial Statements represent intercompany balances between EnCana and Cenovus with the same terms and conditions as EnCana’s long-term debt and in the same proportion of Canadian and U.S. dollar denominationed debt. Net interest expense has been calculated primarily using the debt balance allocated to Cenovus. Cenovus’s weighted average interest rate on allocated debt was 5.2 percent in 2009 (2008–5.5 percent).

For the purpose of preparing the Cenovus Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain the same Debt to Capitalization ratio as consolidated EnCana. As a result, long-term debt was allocated to Cenovus to ensure consistency with this ratio. At June 30, 2009, Cenovus has been allocated current and long-term debt of $3,115 million (December 31, 2008–$3,036 million) representing approximately 35 percent of EnCana’s consolidated long-term debt (December 31, 2008–34 percent).

If the Arrangement is approved, Cenovus intends to repay EnCana from new long-term debt borrowings at which time the new third party long-term debt will replace the allocated intercompany long-term debt balances. Cenovus’s long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus’s new capital structure post split.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

 11. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	June 30,	December 31,
	2009	2008

Asset Retirement Obligation, Beginning of Year	$648	$703
Liabilities Incurred	4	20
Liabilities Settled	(18)	(49)
Liabilities Divested	-	(1)
Change in Estimated Future Cash Flows	(18)	69
Accretion Expense	18	39
Foreign Currency Translation	32	(133)

Asset Retirement Obligation, End of Period	$666	$648

 12. Net Investment

EnCana’s investment in the operations of Cenovus is presented as Total Net Investment in the Carve-out Consolidated Financial Statements. Total Net Investment is comprised of Owner’s Net Investment and Accumulated Other Comprehensive Income (“AOCI”). Owner’s Net Investment represents the accumulated net earnings of the operations and the accumulated net distributions to EnCana. AOCI includes accumulated foreign currency translation adjustments.

Net financing transactions with EnCana as presented on the Consolidated Statement of Cash Flows represent the net distributions related to funding between Cenovus and EnCana.

 13. Capital Structure

EnCana’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt. EnCana’s objectives when managing its capital structure are to:

i)	maintain financial flexibility to preserve EnCana’s access to capital markets and its ability to meet its financial obligations;
ii)	finance internally generated growth as well as potential acquisitions.

EnCana monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward EnCana’s overall debt position as measures of EnCana’s overall financial strength.

EnCana targets a Debt to Capitalization ratio of less than 40 percent. For the carve-out process it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as EnCana calculated as follows:

	As at	As at
	June 30,	December 31,
	2009	2008

Debt	$3,115	$3,036
Total Net Investment	8,451	7,748

Total Capitalization	$11,566	$10,784

Debt to Capitalization ratio	27%	28%

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

13. Capital Structure (continued)

EnCana targets a Debt to Adjusted EBITDA of less than 2.0 times. Using the same calculation as EnCana at June 30, 2009, Cenovus’s Debt to Adjusted EBITDA was 0.8x (December 31, 2008–0.7x) calculated on a trailing twelve-month basis as follows:

	As at	As at
	June 30,	December 31,
	2009	2008

Debt	$3,115	$3,036

Net Earnings	$2,240	$2,368
Add (deduct):
Interest, net	194	218
Income tax expense	361	725
Depreciation, depletion and amortization	1,265	1,318
Accretion of asset retirement obligation	37	39
Foreign exchange (gain) loss, net	(126)	(250)
(Gain) loss on divestitures	1	3

Adjusted EBITDA	$3,972	$4,421

Debt to Adjusted EBITDA	0.8x	0.7x

EnCana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, EnCana may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

EnCana’s capital management objectives, evaluation measures and definitions have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

 14. Compensation Plans

As a result of the carve-out process, Cenovus has been allocated costs associated with EnCana’s compensation plans. The tables below outline certain information related to these plans at June 30, 2009. Additional information is contained in Note 18 of Cenovus’s annual audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008.

A) Pensions

The following table summarizes the net benefit plan expense:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Current Service Cost	$1	$1	$2	$2
Interest Cost	1	1	2	2
Expected Return on Plan Assets	(1)	(1)	(2)	(2)
Amortization of Net Actuarial Losses	1	-	1	-
Expense for Defined Contribution Plan	6	4	12	7

Net Benefit Plan Expense	$8	$5	$15	$9

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

14. Compensation Plans (continued)

For the period ended June 30, 2009, no contributions have been made to the defined benefit pension plans (2008–nil).

B) Tandem Share Appreciation Rights (“TSARs”)

The following table summarizes information related to the TSARs at June 30, 2009:

	Outstanding	Weighted Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	7,763,738	54.64
Granted	1,954,801	55.33
Exercised - SARs	(503,176)	42.20
Exercised - Options	(15,631)	33.97
Forfeited	(88,988)	59.12

Outstanding, End of Period	9,110,744	55.46

Exercisable, End of Period	4,947,495	50.64

For the period ended June 30, 2009, Cenovus recorded compensation costs of $12 million related to the outstanding TSARs (2008–$139 million).

C) Performance Tandem Share Appreciation Rights (“Performance TSARs”)

The following table summarizes information related to the Performance TSARs at June 30, 2009:

	Outstanding	Weighted Average
	Performance TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	5,775,909	63.89
Granted	3,818,890	55.31
Exercised–SARs	(47,982)	56.09
Exercised–Options	(370)	56.09
Forfeited	(855,782)	62.87

Outstanding, End of Period	8,690,665	60.26

Exercisable, End of Period	1,628,483	60.46

For the period ended June 30, 2009, Cenovus recorded compensation costs of $6 million related to the outstanding Performance TSARs (2008–$44 million).

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

14. Compensation Plans (continued)

D) Share Appreciation Rights (“SARs”)

The following table summarizes information related to the SARs at June 30, 2009:

	Outstanding	Weighted Average
	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	7,374	72.13
Granted	11,122	55.41
Forfeited	(129)	68.14

Outstanding, End of Period	18,367	62.03

Exercisable, End of Period	2,295	72.33

For the period ended June 30, 2009, Cenovus has not recorded any compensation costs related to the outstanding SARs (2008–nil).

E) Performance Share Appreciation Rights (“Performance SARs”)

The following table summarizes information related to the Performance SARs at June 30, 2009:

	Outstanding	Weighted Average
	Performance SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	14,745	69.40
Granted	12,014	55.31
Forfeited	(1,771)	68.62

Outstanding, End of Period	24,988	62.68

Exercisable, End of Period	2,766	69.40

For the period ended June 30, 2009, Cenovus has not recorded any compensation costs related to the outstanding Performance SARs (2008–nil).

F) Deferred Share Units (“DSUs”)

The following table summarizes information related to the DSUs at June 30, 2009:

Outstanding
DSUs

Canadian Dollar Denominated
Outstanding, Beginning of Year	348,126
Granted	38,588
Converted from HPR awards	24,849
Units, in Lieu of Dividends	7,120
Redeemed	(24,037)

Outstanding, End of Period	394,646

For the period ended June 30, 2009, Cenovus has recorded compensation costs of $2 million related to the outstanding DSUs (2008–$11 million).

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

14. Compensation Plans (continued)

In 2009, employees had the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of EnCana’s share price at the end of the performance period of the HPR award. DSUs vest immediately, can be redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of termination.

 15. Financial Instruments and Risk Management

Cenovus’s carve-out financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture. Further information about these notes is disclosed in Note 10 to Cenovus’s annual audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008.

Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

The estimated fair values of long-term borrowings approximate their carrying amount as they represent intercompany balances which are expected to be replaced with new third party long-term debt at the time of the Arrangement (See Note 10).

The fair value of financial assets and liabilities were as follows:

	As at June 30, 2009		As at December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets
Held-for-Trading:
Cash and cash equivalents	$109	$109	$153	$153
Risk management assets*	496	496	719	719
Loans and Receivables:
Accounts receivable and accrued revenues	689	689	598	598
Partnership contribution receivable*	2,993	2,993	3,147	3,147
Financial Liabilities
Held-for-Trading:
Risk management liabilities*	$14	$14	$40	$40
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,086	1,086	1,114	1,114
Long-term debt*	3,115	3,115	3,036	3,036
Partnership contribution payable*	3,012	3,012	3,163	3,163

*	Including current portion.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities

Net Risk Management Position

	As at	As at
	June 30,	December 31,
	2009	2008

Risk Management
Current asset	$485	$681
Long-term asset	11	38

	496	719

Risk Management
Current liability	13	40
Long-term liability	1	-

	14	40

Net Risk Management Asset (Liability)	$482	$679

Summary of Unrealized Risk Management Positions

	As at June 30, 2009			As at December 31, 2008
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$481	$1	$480	$618	$-	$618
Crude oil	12	13	(1)	92	40	52
Power	3	-	3	9	-	9

Total Fair Value	$496	$14	$482	$719	$40	$679

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	As at	As at
	June 30,	December 31,
	2009	2008

Prices actively quoted	$381	$521
Prices sourced from observable data or market corroboration	101	158

Total Fair Value	$482	$679

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (Continued)

Net Fair Value of Commodity Price Positions at June 30, 2009

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	443 MMcf/d	2009	8.45 US$/Mcf	$327
NYMEX Fixed Price	330 MMcf/d	2010	6.39 US$/Mcf	56
Purchased Options
NYMEX Call	(34) MMcf/d	2009	11.75 US$/Mcf	(3)
NYMEX Put	92 MMcf/d	2009	9.11 US$/Mcf	80
Basis Contracts
Canada	36 MMcf/d	2009		2
Canada*		2010-2013		9

				471
Other Financial Positions**				(1)

Total Unrealized Gain on Financial Contracts				470
Premiums Paid on Unexpired Options				10

Natural Gas Fair Value Position				$480

*	On Cenovus’s behalf, EnCana has entered into swaps to protect against widening natural gas price differentials between production areas in Canada and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of Cenovus’s proprietary production management.

	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	17,803 bbls/d	2010	76.46 US$/bbl	$7
Other Financial Positions*				(8)

Crude Oil Fair Value Position				$(1)

*	Other financial positions are part of the ongoing operations of Cenovus’s proprietary production and condensate management and its share of downstream crude supply positions.

Fair Value

Power Purchase Contracts
Power Fair Value Position	$3

Net Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenues, Net of Royalties	$299	$(227)	$541	$(261)
Operating Expenses and Other	(2)	(4)	(26)	(2)

Gain (Loss) on Risk Management	$297	$(231)	$515	$(263)

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (Continued)

	Unrealized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Revenues, Net of Royalties	$(246)	$(235)	$(163)	$(520)
Operating Expenses and Other	(4)	7	(19)	7

Gain (Loss) on Risk Management	$(250)	$(228)	$(182)	$(513)

Reconciliation of Unrealized Risk Management Positions from January 1 to June 30, 2009

	2009		2008
		Total	Total
	Fair	Unrealized	Unrealized
	Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$653
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	333	$333	$(776)
Foreign Exchange Gain (Loss) on Canadian Dollar Contracts	1	-	-
Fair Value of Contracts Realized During the Period	(515)	(515)	263

Fair Value of Contracts Outstanding	$472	$(182)	$(513)
Premiums Paid on Unexpired Options	10

Fair Value of Contracts and Premiums Paid, End of Period	$482

Commodity Price Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. Cenovus has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at June 30, 2009 as follows:

	10% Price	10% Price
	Increase	Decrease

Natural gas price	$(107)	$107
Crude oil price	(54)	54
Power price	5	(5)

C) Risks Associated with Financial Assets and Liabilities

Cenovus is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, EnCana has entered into various financial derivative instruments on Cenovus’s behalf. The use of these derivative instruments is governed under formal policies and is subject to limits established by EnCana’s Board of Directors. Derivative financial instruments are not used for speculative purposes.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Natural Gas - To partially mitigate the natural gas commodity price risk, EnCana has entered into option contracts and swaps, on Cenovus’s behalf, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas EnCana has entered into swaps, on Cenovus’s behalf, to manage the price differentials between these production areas and various sales points.

Crude Oil–EnCana, on Cenovus’s behalf, has partially mitigated its commodity price risk on crude oil and condensate supply with swaps which fix WTI NYMEX prices.

Power–EnCana has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs. At June 30, 2009, Cenovus’s share of these contracts had an unrealized gain and a fair market value position of $3 million.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will fail to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of EnCana’s Board-approved credit policies governing EnCana’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. Any foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

With respect to counterparties to financial instruments, EnCana enters into contracts with the counterparties on behalf of Cenovus. At June 30, 2009, Cenovus had three counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.

Liquidity Risk

Liquidity risk is the risk that difficulties will be encountered in meeting a demand to fund financial liabilities as they come due. EnCana, on behalf of Cenovus, manages its liquidity risk through cash and debt management. As disclosed in Note 13, EnCana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times to steward EnCana’s overall debt position.

In managing liquidity risk, EnCana has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. EnCana believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less
	Than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$1,086	$-	$-	$-	$1,086
Risk Management Liabilities	13	1	-	-	14
Long-Term Debt*,**	257	714	1,166	3,463	5,600
Partnership Contribution Payable**	489	978	978	1,344	3,789

*	The long-term debt represents an allocation of EnCana’s consolidated long-term debt as discussed in Note 10. The cash outflows presented represent the proportionate share of EnCana’s cash outflows assuming that the intercompany debt will be replaced with new long-term debt borrowings with similar terms and conditions.

**	Principal and interest, including current portion.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Carve-out Consolidated Financial Statements  (unaudited)
(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results. Cenovus’s functional currency is Canadian dollars; for consistent presentation with EnCana’s Consolidated Financial Statements, unless otherwise indicated, the Cenovus Carve-out Consolidated Financial Statements and all dollar amounts are expressed in U.S. dollars. As the effects of foreign exchange fluctuations are embedded in Cenovus’s results, the total effect of foreign exchange fluctuations are not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, Cenovus has been allocated a mix of both U.S. dollar and Canadian dollar debt as disclosed in Note 10.

As disclosed in Note 7, Cenovus’s foreign exchange (gain) loss is primarily comprised of unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of the U.S. dollar partnership contribution receivable issued from Canada. At June 30, 2009, Cenovus had $2,039 million in U.S. dollar debt issued from Canada ($1,804 million at December 31, 2008) and $2,993 million related to the U.S. dollar partnership contribution receivable ($3,147 million at December 31, 2008). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in an $8 million change in foreign exchange (gain) loss at June 30, 2009 (2008–$13 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from financial assets or liabilities. EnCana partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

Cenovus’s long-term debt and associated interest expense represents an allocation of their proportionate share of EnCana’s consolidated long-term debt and net interest expense (See Note 10).

At June 30, 2009, the increase or decrease in net earnings for each one percent change in interest rates on Cenovus’s proportionate share of EnCana’s floating rate debt amounts to $2 million (2008–$6 million).

 16. Contingencies

Legal Proceedings

EnCana is involved in various legal claims associated with the normal course of operations. EnCana believes it has made adequate provision for such legal claims and any provision that has been identified as part of Cenovus’s normal course of operations has been allocated to Cenovus and included in the Cenovus Carve-out Consolidated Financial Statements.

 17. Reclassification

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2009.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Cenovus Energy

Management’s Discussion and Analysis

For the period ended June 30, 2009

(U.S. Dollars)

Second quarter report
for the period ended June 30, 2009

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) has been prepared in respect of the assets to be held by Cenovus Energy Inc. upon completion of a proposed corporate reorganization (the “Arrangement”). This MD&A should be read in conjunction with the unaudited Cenovus Energy (“Cenovus”) Interim Carve-out Consolidated Financial Statements for the period ended June 30, 2009 and the annual audited Cenovus Energy Carve-out Consolidated Financial Statements and MD&A for the year ended December 31, 2008, as well as EnCana Corporation’s unaudited Interim Consolidated Financial Statements and MD&A for the period ended June 30, 2009 and annual audited Consolidated Financial Statements and MD&A for the year ended December 31, 2008. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document.

The Cenovus Interim Carve-out Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This document is dated September 10, 2009.

Readers can find the definition of certain terms used in this document in the disclosure regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to Cenovus contained in the Advisories section located at the end of this document. Except as otherwise noted, all 2009 comparative figures are for the period ended June 30 and are compared to the equivalent prior year period.

Proposed Arrangement

In May 2008, the Board of Directors of EnCana Corporation (“EnCana”) unanimously approved a proposal to split EnCana into two independent energy companies–one a natural gas company and the other an integrated oil company. The proposed Arrangement was expected to close in early January 2009.

In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regain stability.

On September 10, 2009, the Board of Directors of EnCana unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to shareholder and regulatory approvals. The reorganization would result in two publicly traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one Cenovus Energy Inc. Common Share for each EnCana common share held.

Basis of Presentation

The Cenovus Interim Carve-out Consolidated Financial Statements, which are discussed below, present the historic carve-out consolidated financial position, results of operations, changes in net investment and cash flows of Cenovus. The Cenovus Interim Carve-out Consolidated Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Cenovus been a separate entity or future results in respect of Cenovus Energy Inc. as it will exist upon completion of the Arrangement. The basis of presentation is more fully described in the Accounting Policies and Estimates section of this MD&A.

Cenovus’s Business

Cenovus’s results are comprised of the historical operations, assets, liabilities and cash flows of the Integrated Oil and Canadian Plains Divisions as well as a portion of the Market Optimization and Corporate functions of EnCana.

Cenovus’s operating and reportable segments are as follows:

•	Canada includes Cenovus’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.

•	Downstream Refining is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

•	Market Optimization is primarily responsible for the sale of Cenovus’s proprietary production. These results are included in the Canada segment. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of Cenovus’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Cenovus has a decentralized decision making and reporting structure. Accordingly, Cenovus is organized into Divisions as follows:

•	Integrated Oil Division is the combined total of Integrated Oil–Canada and Downstream Refining. Integrated Oil–Canada includes Cenovus’s exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil–Canada is composed of interests in the FCCL Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

•	Canadian Plains Division includes natural gas and crude oil exploration, development and production assets located in eastern Alberta and Saskatchewan.

2009 versus 2008 Results Review

In the second quarter of 2009 compared to the second quarter of 2008, Cenovus:

•	Reported a 34 percent decrease in Cash Flow to $811 million primarily due to lower commodity prices partially offset by realized hedging gains of $214 million after-tax and lower costs of operations;
•	Reported a 37 percent decrease in Operating Earnings to $447 million;
•	Reported a 71 percent decrease in Net Earnings to $149 million primarily due to lower commodity prices. Net Earnings in the quarter included realized hedging gains of $214 million after-tax that were mostly offset by the reversal of accrued after-tax unrealized mark-to-market hedging gains recognized in prior periods netted against additional after-tax unrealized hedging gains resulting primarily from new contracts entered into during the quarter;
•	Reported Free Cash Flow of $412 million compared to $794 million in 2008;
•	Reported a $188 million decrease in operating cash flows from downstream operations due to weaker refinery margins combined with lower capacity utilization;
•	Reported an increase in total production of 1 percent to 250,330 barrels of oil equivalent (“BOE”) per day (“BOE/d”);
•	Reported increased production from oil key resource plays of 27 percent and decreased production from natural gas key resource plays of 7 percent; and
•	Reported a 50 percent decrease in average liquids prices, excluding financial hedges, to $49.88 per barrel (“bbl”) and a 66 percent decrease in average natural gas prices, excluding financial hedges, to $3.22 per thousand cubic feet (“Mcf”).

In the six months of 2009 compared to the six months of 2008, Cenovus:

•	Reported a 34 percent decrease in Cash Flow to $1,406 million primarily due to lower commodity prices partially offset by realized hedging gains of $372 million after-tax and lower costs of operations;
•	Reported a 32 percent decrease in Operating Earnings to $778 million;
•	Reported a 19 percent decrease in Net Earnings to $561 million primarily due to lower commodity prices. Net Earnings for the six months of 2009 included realized hedging gains of $372 million after-tax offset by the reversal of accrued after-tax unrealized mark-to-market hedging gains recognized in prior periods netted against additional after-tax unrealized hedging gains resulting primarily from new contracts entered into during the second quarter;
•	Reported Free Cash Flow of $514 million compared to $1,177 million in 2008;
•	Reported a $222 million decrease in operating cash flows from downstream operations due to weaker refinery margins combined with lower capacity utilization;
•	Progressed construction on the Coker and Refinery Expansion (“CORE”) project at the Wood River refinery to approximately 50 percent complete;
•	Reported a 2 percent decrease in total production to 247,856 BOE/d;

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

•	Reported increased production from oil key resource plays of 16 percent and decreased production from natural gas key resource plays of 6 percent; and
•	Reported a 52 percent decrease in average liquids prices, excluding financial hedges, to $41.12 per bbl and a 54 percent decrease in average natural gas prices, excluding financial hedges, to $3.80 per Mcf.

Business Environment

Cenovus’s financial results are significantly influenced by fluctuations in commodity prices, which include price differentials, crack spreads and the U.S./Canadian dollar exchange rate. EnCana has taken steps to reduce pricing risk through a commodity price hedging program a portion of which has been allocated to Cenovus. Further information regarding this program can be found in Cenovus’s December 31, 2008 MD&A and Note 15 to the Cenovus Interim Carve-out Consolidated Financial Statements. The following table shows benchmark information on a quarterly basis to assist in understanding quarterly volatility in prices and foreign exchange rates that have impacted Cenovus’s financial results:

Quarterly Market Benchmark Prices and Foreign Exchange Rates

	Six Months
	Ended June 30		2009		2008				2007
(Average for the period)	2009	2008	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Natural Gas Price Benchmarks
AECO (C$/Mcf)	$4.65	$8.24	$3.66	$5.63	$6.79	$9.24	$9.35	$7.13	$6.00	$5.61
NYMEX ($/MMBtu)	4.19	9.48	3.50	4.89	6.94	10.24	10.93	8.03	6.97	6.16
Basis Differential ($/MMBtu)
AECO/NYMEX	0.37	1.28	0.39	0.35	1.10	1.28	1.71	0.84	0.85	0.84
Crude Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	51.68	111.12	59.79	43.31	59.08	118.22	123.80	97.82	90.50	75.15
Western Canadian Select (WCS) ($/bbl)	43.50	89.58	52.37	34.38	39.95	100.22	102.18	76.37	56.85	52.71
Differential–WTI/WCS ($/bbl)	8.18	21.54	7.42	8.93	19.13	18.00	21.62	21.45	33.65	22.44
Refining Margin Benchmark
Chicago 3-2-1 Crack Spread ($/bbl)(1)	10.35	10.65	10.95	9.75	6.31	17.29	13.60	7.69	9.17	18.48
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.829	0.993	0.857	0.803	0.825	0.961	0.990	0.996	1.019	0.957

(1)	3-2-1 Crack Spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of gasoline and one barrel of Ultra Low Sulphur Diesel.

Carve-out Consolidated Financial Results

	Six Months
	Ended June 30		2009		2008				2007
($ millions)	2009	2008	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Consolidated
Cash Flow(1)	$1,406	$2,139	$811	$595	$(174)	$1,123	$1,228	$911	$777	$900
Net Earnings	561	689	149	412	380	1,299	522	167	412	313
Operating Earnings(2)	778	1,141	447	331	(123)	611	710	431	364	460
Revenues, Net of Royalties	4,591	7,819	2,429	2,162	3,207	5,533	4,381	3,438	3,831	3,544

(1)	Cash Flow is a non-GAAP measure and is defined under the Cash Flow section of this MD&A.
(2)	Operating Earnings is a non-GAAP measure and is defined under the Operating Earnings section of this MD&A.

Despite the continued low commodity price environment during the first six months of 2009, Cenovus generated strong financial results. Cenovus’s upstream operations continued to benefit from EnCana’s commodity price hedging program. Further discussion of Cenovus’s financial results can be found in the Results of Operations section of this MD&A.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

 Cash Flow

Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital. While Cash Flow is considered a non-GAAP measure, it is commonly used in the oil and gas industry and by Cenovus to assist Management and investors in measuring its ability to finance capital programs and meet financial obligations.

Summary of Cash Flow

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Cash From Operating Activities	$922	$993	$1,347	$1,773
(Add back) deduct:
Net change in other assets and liabilities	(4)	(47)	(7)	(81)
Net change in non-cash working capital	115	(188)	(52)	(285)

Cash Flow	$811	$1,228	$1,406	$2,139

Three Months Ended June 30, 2009 versus 2008
Cash Flow in 2009 decreased $417 million or 34 percent compared to 2008 as a result of:

•	Average total natural gas prices, excluding financial hedges, decreased 66 percent to $3.22 per Mcf in 2009 compared to $9.50 per Mcf in 2008;

•	Average total liquids prices, excluding financial hedges, decreased 50 percent to $49.88 per bbl in 2009 compared to $99.77 per bbl in 2008;

•	Natural gas production volumes in 2009 decreased 6 percent to 864 million cubic feet (“MMcf”) per day (“MMcf/d”) from 923 MMcf/d in 2008; and

•	Operating Cash Flow from Downstream operations decreased $188 million to $154 million in 2009;

partially offset by:

•	Realized financial natural gas, crude oil and other commodity hedging gains of $214 million after-tax in 2009 compared to losses of $163 million after-tax in 2008;

•	Liquids production volumes in 2009 increased 13 percent to 106,330 barrels per day (“bbls/d”) from 93,966 bbls/d in 2008; and

•	Decreases in operating, production and mineral taxes, transportation and selling, administrative and interest expenses in 2009 compared to 2008.

Six Months Ended June 30, 2009 versus 2008
Cash Flow in 2009 decreased $733 million or 34 percent compared to 2008 as a result of:

•	Average total natural gas prices, excluding financial hedges, decreased 54 percent to $3.80 per Mcf in 2009 compared to $8.35 per Mcf in 2008;

•	Average total liquids prices, excluding financial hedges, decreased 52 percent to $41.12 per bbl in 2009 compared to $85.61 per bbl in 2008;

•	Natural gas production volumes in 2009 decreased 8 percent to 853 MMcf/d from 923 MMcf/d in 2008; and

•	Operating Cash Flow from Downstream operations decreased $222 million to $213 million in 2009;

partially offset by:

•	Realized financial natural gas, crude oil and other commodity hedging gains of $372 million after-tax in 2009 compared to losses of $185 million after-tax in 2008;

•	Liquids production volumes in 2009 increased 7 percent to 105,689 bbls/d from 98,950 bbls/d in 2008; and

•	Decreases in operating, transportation and selling, administrative, production and mineral taxes and interest expenses in 2009 compared to 2008.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

 Net Earnings

Three Months Ended June 30, 2009 versus 2008
Net Earnings in 2009 of $149 million were $373 million lower compared to 2008. Items affecting Cash Flow detailed previously, also affect Net Earnings. Items affecting Net Earnings were:

•	Realized hedging gains of $214 million after-tax in 2009 compared to realized hedging losses of $163 million after-tax in 2008 detailed previously in the change to Cash Flow were mostly offset by the reversal of accrued after-tax unrealized mark-to-market hedging gains recognized in prior periods netted against additional after-tax unrealized hedging gains resulting primarily from new contracts entered into during the quarter; and

•	Non-operating foreign exchange losses of $118 million after-tax in 2009 compared to losses of $27 million after-tax in 2008;

partially offset by:

•	Long-term compensation costs decreased $44 million in 2009 compared to 2008 due to the change in the EnCana share price and the lower U.S./Canadian dollar exchange rate.

Six Months Ended June 30, 2009 versus 2008
Net Earnings in 2009 of $561 million were $128 million lower compared to 2008. Items affecting Cash Flow detailed previously, also affect Net Earnings. Items affecting Net Earnings were:

•	Realized hedging gains of $372 million after-tax in 2009 compared to realized hedging losses of $185 million after-tax in 2008 detailed previously in the change to Cash Flow were partially offset by the reversal of accrued after-tax unrealized mark-to-market hedging gains recognized in prior periods netted against additional after-tax unrealized hedging gains resulting primarily from new contracts entered into during the second quarter;

•	Long-term compensation costs decreased $104 million in 2009 compared to 2008 due to the change in the EnCana share price and the lower U.S./Canadian dollar exchange rate; and

•	DD&A decreased $53 million in 2009 compared to 2008 primarily due to lower DD&A rates as a result of higher proved reserves and the lower U.S./Canadian dollar exchange rate.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

 Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of Cenovus’s underlying financial performance between periods. The following reconciliation of Operating Earnings has been prepared to provide investors with information that is more comparable between periods.

Summary of Operating Earnings

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Net Earnings, as reported	$149	$522	$561	$689
Add back (losses) and deduct gains:
Unrealized mark-to-market hedging gain
(loss), after-tax(1)	(180)	(161)	(129)	(363)
Non-operating foreign exchange gain (loss),
after-tax(2)	(118)	(27)	(88)	(89)

Operating Earnings(3)	$447	$710	$778	$1,141

(1)	Unrealized mark-to-market hedging gains (losses), after-tax are offset by realized gains (losses), after-tax in Net Earnings. In the 2009 second quarter results, the unrealized mark-to-market hedging gains (losses), after-tax primarily represents the reversal of gains (losses) recognized in prior periods. The realized gains (losses), after-tax primarily represents the recording of the final resulting settlement of hedge positions.
(2)	Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt and the partnership contribution receivable, realized foreign exchange gain (loss) on settlement of intercompany transactions, after-tax and future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only.
(3)	Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax effect of unrealized mark-to-market hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. intercompany debt and the effect of changes in statutory income tax rates. The Company’s calculation of Operating Earnings excludes foreign exchange effects on settlement of significant intercompany transactions to provide information that is more comparable between periods.

 Foreign Exchange

As disclosed in the Business Environment section of this MD&A, the average U.S./Canadian dollar exchange rate decreased 13 percent to $0.857 in the second quarter of 2009 compared to $0.990 in the second quarter of 2008 and decreased 17 percent to $0.829 in the six months of 2009 compared to $0.993 in the six months of 2008. The table below summarizes the impacts of these changes on Cenovus’s operations when compared to the same periods in the prior year.

	Three Months Ended				Six Months Ended
	June 30, 2009				June 30, 2009
Average U.S./Canadian Dollar Exchange Rate		$0.857				$0.829
Change from comparative period in prior year		(0.133)				(0.164)

($ millions, except $/BOE amounts)	$	millions	$	/BOE	$	millions	$	/BOE

Increase (decrease) in:
Capital Investment		$(27)				$(97)
Upstream Operating Expense		(24)		(1.03)		(60)		(1.35)
Other Operating Expense(1)		(1)				(3)
Administrative Expense		(7)		(0.31)		(15)		(0.35)
DD&A Expense		(43)				(105)

(1)	Expenses related to Market Optimization and Corporate.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

 Results of Operations

Production Volumes

	Six Months
	Ended June 30		2009		2008				2007
	2009	2008	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Produced Gas (MMcf/d)	853	923	864	842	879	892	923	925	945	963
Crude Oil (bbls/d)	104,508	97,724	105,168	103,841	102,191	98,609	92,777	102,671	100,517	101,686
NGLs (bbls/d)	1,181	1,226	1,162	1,201	1,126	1,147	1,189	1,262	1,422	1,209
Total (BOE/d)(1)	247,856	252,783	250,330	245,375	249,817	248,423	247,799	258,100	259,439	263,395

(1)	Produced gas converted to barrels of oil equivalent at 6 thousand cubic feet = 1 barrel.

Key Resource Plays

	Three Months Ended June 30					Six Months Ended June 30
				Drilling Activity					Drilling Activity
	Daily Production			(net wells drilled)		Daily Production			(net wells drilled)
		2009 vs					2009 vs
	2009	2008	2008	2009	2008	2009	2008	2008	2009	2008
Natural Gas (MMcf/d)
Shallow Gas	661	−7%	712	45	83	667	−6%	713	381	579
Oil (bbls/d)
Foster Creek	34,249	63%	21,038	10	1	31,227	31%	23,904	16	13
Christina Lake	6,428	77%	3,633	-	-	6,493	108%	3,120	-	-

	40,677	65%	24,671	10	1	37,720	40%	27,024	16	13
Pelican Lake	19,225	−10%	21,434	1	-	20,247	−11%	22,669	5	-
Weyburn	15,238	16%	13,180	-	5	15,665	15%	13,580	-	14

	75,140	27%	59,285	11	6	73,632	16%	63,273	21	27
Total (BOE/d)	185,307	4%	177,952	56	89	184,799	1%	182,106	402	606

Total production volumes increased 1 percent in the second quarter of 2009 compared to the second quarter of 2008 primarily due to higher production from Cenovus’s key resource plays of 4 percent, mainly attributable to a 65 percent increase in production volumes at Foster Creek/Christina Lake and lower royalties, offset by natural declines in conventional properties as well as delayed well completions and tie-ins due to the low price environment. Total production volumes decreased 2 percent or 4,927 BOE/d in the six months of 2009 compared to the six months of 2008 primarily due to increased production from Cenovus’s key resource plays of 1 percent, mainly attributable to a 40 percent increase in production volumes at Foster Creek/Christina Lake and lower royalties, offset by natural declines in conventional properties as well as delayed well completions and tie-ins due to the low price environment.

Operating Netback Information

	Three Months Ended June 30
	2009			2008
	Gas	Liquids	Total	Gas	Liquids	Total
	($/Mcf)	($/bbl)	($/BOE)	($/Mcf)	($/bbl)	($/BOE)
Price	$3.22	$49.88	$32.36	$9.50	$99.77	$73.39
Expenses
Production and mineral taxes	0.06	0.58	0.46	0.16	1.28	1.07
Transportation and selling	0.13	1.87	1.25	0.24	1.81	1.57
Operating	0.70	9.99	6.69	1.00	14.81	9.38

Netback excluding Realized Financial Hedging	2.33	37.44	23.96	8.10	81.87	61.37
Realized Financial Hedging Gain (Loss)	3.68	1.39	13.24	(1.41)	(12.50)	(10.01)

Netback including Realized Financial Hedging	$6.01	$38.83	$37.20	$6.69	$69.37	$51.36

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

	Six Months Ended June 30
	2009			2008
	Gas	Liquids	Total	Gas	Liquids	Total
	($/Mcf)	($/bbl)	($/BOE)	($/Mcf)	($/bbl)	($/BOE)
Price	$3.80	$41.12	$30.57	$8.35	$85.61	$63.98
Expenses
Production and mineral taxes	0.05	0.70	0.48	0.11	1.10	0.82
Transportation and selling	0.14	1.68	1.20	0.24	1.73	1.57
Operating	0.74	10.10	6.84	1.02	13.52	9.00

Netback excluding Realized Financial Hedging	2.87	28.64	22.05	6.98	69.26	52.59
Realized Financial Hedging Gain (Loss)	3.26	2.10	12.16	(0.54)	(9.47)	(5.66)

Netback including Realized Financial Hedging	$6.13	$30.74	$34.21	$6.44	$59.79	$46.93

Netbacks, excluding financial hedges, decreased significantly during the second quarter and six months of 2009 compared to 2008 primarily due to lower commodity prices partially offset by lower costs of operations, the impact of the lower U.S./Canadian dollar exchange rate and lower long-term compensation costs due to the change in the EnCana share price.

As part of ongoing efforts to maintain financial resilience and flexibility, EnCana has taken steps to reduce pricing risk through a commodity price hedging program a portion of which has been allocated to Cenovus. Further information regarding this program can be found in Cenovus’s December 31, 2008 MD&A and Note 15 to the Cenovus Interim Carve-out Consolidated Financial Statements. As evidenced in the table above, Cenovus has benefited significantly from EnCana’s hedging program during this period of weaker commodity prices.

Net Capital Investment

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Canada
Integrated Oil–Canada	$103	$144	$229	$352
Canadian Plains	69	158	228	420
Downstream Refining	227	122	429	177
Market Optimization	(1)	4	(3)	6
Corporate	1	6	9	7

Capital Investment	399	434	892	962
Acquisitions	1	-	1	-
Divestitures	(3)	(8)	(3)	(39)

Net Capital Investment	$397	$426	$890	$923

Cenovus’s capital investment for the six months ended June 30, 2009 was funded by Cash Flow.

Capital investment during the six months of 2009 was primarily focused on continued development of Cenovus’s key resource plays and expansion of downstream heavy oil refining capacity through its joint venture with ConocoPhillips. Reported capital investment was lower due to reduced upstream activity levels as well as changes in the average U.S./Canadian dollar exchange rate and lower capitalized long-term compensation costs due to the change in the EnCana share price. The net impact of the change in the U.S./Canadian foreign exchange rate and capitalized long-term compensation costs on capital investment was a decrease of $170 million in the six months of 2009 compared to the same period in 2008. Further information regarding Cenovus’s capital investment can be found in the Divisional Results section of this MD&A.

Acquisitions and Divestitures

Activity in the six months of 2009 and 2008 included minor property acquisitions and divestitures.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

Free Cash Flow
Cenovus’s second quarter 2009 Free Cash Flow of $412 million and six months 2009 Free Cash Flow of $514 million were lower compared to the same periods in 2008. Reasons for the decrease in total Cash Flow and capital investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Cash Flow(1)	$811	$1,228	$1,406	$2,139
Capital Investment	399	434	892	962

Free Cash Flow(2)	$412	$794	$514	$1,177

(1)	Cash Flow is a non-GAAP measure and is defined under the Cash Flow section of this MD&A.
(2)	Free Cash Flow is a non-GAAP measure defined as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing and/or financing activities.

Divisional Results

As discussed in Cenovus’s Business section of this MD&A, Cenovus has a decentralized decision making and reporting structure and is organized into divisions. Accordingly, results are presented at the divisional level. Integrated Oil–Canada and the Canadian Plains Division are included in the Canada segment. The Integrated Oil Division is the combined total of Integrated Oil–Canada and Downstream Refining.

 Integrated Oil

Foster Creek/Christina Lake Operations

On January 2, 2007, EnCana became a 50 percent partner in an integrated North American oil business with ConocoPhillips that consists of an upstream and a downstream entity. The upstream entity includes contributed assets from EnCana, primarily the Foster Creek and Christina Lake oil properties while the downstream entity includes ConocoPhillips’ Wood River and Borger refineries located in Illinois and Texas, respectively.

The current plan of the upstream business is to increase production capacity at Foster Creek/Christina Lake to approximately 218,000 bbls/d (on a 100 percent basis) of bitumen with the completion of current expansion phases.

Financial Results

Three Months Ended June 30, 2009 versus 2008

	Oil
($ millions)	2009	2008
Revenues, Net of Royalties and Hedging	$263	$333
Realized Financial Hedging Gain (Loss)	14	(35)
Expenses
Transportation and selling	100	123
Operating	38	50

Operating Cash Flow	$139	$125

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

Six Months Ended June 30, 2009 versus 2008

	Oil
($ millions)	2009	2008
Revenues, Net of Royalties and Hedging	$403	$594
Realized Financial Hedging Gain (Loss)	37	(58)
Expenses
Transportation and selling	166	243
Operating	78	91
Operating Cash Flow	$196	$202

Production Volumes

	Six Months
	Ended June 30		2009		2008				2007
	2009	2008	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Crude Oil (bbls/d)	37,720	27,024	40,677	34,729	35,068	31,547	24,671	29,376	27,190	28,740

Crude Oil

Three Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $21 million in the second quarter of 2009 compared to the same period in 2008 due to:

•	A $170 million impact resulting from a decrease in crude oil prices, excluding financial hedges; and

•	A $28 million impact resulting from a decrease in average prices of condensate used for blending with heavy oil;

offset by:

•	A $128 million impact from a 59 percent increase in crude oil sales volumes attributable to a 65 percent increase in production volumes and changes in inventory levels; and

•	Realized financial hedging gains primarily on condensate used for blending of $14 million in 2009 compared to losses of $35 million in 2008.

Foster Creek/Christina Lake bitumen prices decreased 49 percent to $47.34 per bbl in 2009 from $93.64 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices offset by a narrowing of the average differentials. WCS as a percentage of WTI was 88 percent in 2009 compared to 83 percent in 2008.

Crude oil transportation and selling costs of $100 million in 2009 decreased $23 million or 19 percent compared to 2008 primarily due to a decrease in average prices of condensate used for blending with heavy oil and variability in sales destinations and pipelines utilized to transport the product.

Crude oil operating costs of $38 million in 2009 were $12 million or 24 percent lower compared to 2008 mainly due to lower fuel gas costs and the lower U.S./Canadian dollar exchange rate.

Six Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $96 million in the six months of 2009 compared to the same period in 2008 due to:

•	A $254 million impact resulting from a decrease in crude oil prices, excluding financial hedges; and

•	An $82 million impact resulting from a decrease in average prices of condensate used for blending with heavy oil;

offset by:

•	A $145 million impact resulting from a 41 percent increase in crude oil sales volumes attributable to a 40 percent increase in production volumes and changes in inventory levels; and

•	Realized financial hedging gains primarily on condensate used for blending of $37 million in 2009 compared to losses of $58 million in 2008.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

Foster Creek/Christina Lake bitumen prices decreased 50 percent to $38.16 per bbl in 2009 from $76.10 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices offset by a narrowing of the average differentials. WCS as a percentage of WTI was 84 percent in 2009 compared to 81 percent in 2008.

Crude oil transportation and selling costs of $166 million in 2009 decreased $77 million or 32 percent compared to 2008 primarily due to a decrease in average prices of condensate used for blending with heavy oil and variability in sales destinations and pipelines utilized to transport the product.

Crude oil operating costs of $78 million in 2009 were $13 million or 14 percent lower compared to 2008 mainly due to lower fuel gas costs and the lower U.S./Canadian dollar exchange rate partially offset by increased workover costs.

Downstream Operations

Financial Results

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Revenues	$1,313	$2,769	$2,239	$4,815
Expenses
Operating	112	127	230	259
Purchased product	1,047	2,300	1,796	4,121

Operating Cash Flow	$154	$342	$213	$435

The Wood River refinery, located in Roxana, Illinois, has a current capacity of approximately 306,000 bbls/d of crude oil (on a 100 percent basis).

The Borger refinery, located in Borger, Texas, has a current capacity of approximately 146,000 bbls/d of crude oil, of which approximately 35,000 bbls/d is heavy crude oil (on a 100 percent basis) and approximately 45,000 bbls/d of NGLs (on a 100 percent basis).

The current plan of the downstream business is to refine approximately 275,000 bbls/d (on a 100 percent basis) of heavy crude oil (135,000 bbls/d of bitumen equivalent) to primarily motor fuels with the completion of the Wood River CORE project in 2011. As at June 30, 2009, the Wood River and Borger refineries have processing capability to refine approximately 145,000 bbls/d (on a 100 percent basis) of heavy crude oil (70,000 bbls/d of bitumen equivalent).

The two refineries have a combined crude oil refining capacity of 452,000 bbls/d (on a 100 percent basis) and operated at an average 89 percent of that capacity during the second quarter of 2009 compared to 97 percent in 2008 and 89 percent during the six months of 2009 compared to 94 percent in 2008. Refinery crude utilization was lower in 2009 primarily due to unplanned refinery unit outages and maintenance activities. Refined products averaged 428,000 bbls/d (214,000 bbls/d net to Cenovus) in the second quarter of 2009 compared to 464,000 bbls/d (232,000 bbls/d net to Cenovus) in 2008 and 425,000 bbls/d (212,500 bbls/d net to Cenovus) in the six months of 2009 compared to 450,000 bbls/d (225,000 bbls/d net to Cenovus) in 2008.

Operating Cash Flow decreased $188 million or 55 percent in the second quarter of 2009 and decreased $222 million or 51 percent during the six months of 2009. Weaker refining margins combined with lower capacity utilization accounted for approximately $141 million and $95 million of the decrease in Operating Cash Flow in the second quarter and six months of 2009, respectively.

The decrease in crude prices resulted in lower inventory valuations and therefore comparatively higher purchased product costs of $70 million for the second quarter of 2009 and $141 million for the six months of 2009.

Operating costs which are comprised of labour, utilities and supplies are lower for both the second quarter and the six months of 2009 due to lower energy input costs partially offset by higher maintenance and turnaround costs.

Other Integrated Oil Operations

In addition to the 50 percent owned Foster Creek/Christina Lake operations, Integrated Oil also manages the 100 percent owned natural gas operations in Athabasca and crude oil operations in Senlac.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

Gas production volumes from Athabasca were 72 MMcf/d in the second quarter of 2009 compared to 67 MMcf/d in 2008. The increase in production volumes was the result of current and prior period royalty expense reductions, offset by increased internal usage to supply a portion of the fuel gas requirements at Foster Creek and expected natural declines. Production volumes were 57 MMcf/d in the six months of 2009 compared to 66 MMcf/d in 2008 primarily due to increased internal usage of gas and expected natural declines.

Oil production volumes from Senlac were 1,800 bbls/d in the second quarter of 2009 compared to 3,009 bbls/d in 2008 and 1,933 bbls/d in the six months of 2009 compared to 3,261 bbls/d in 2008. The decrease in volumes at Senlac during the second quarter of 2009 was due to a prior period royalty expense increase, a planned turnaround and natural declines.

Capital Investment

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Integrated Oil–Canada	$103	$144	$229	$352
Downstream Refining	227	122	429	177

Total Integrated Oil Division	$330	$266	$658	$529

Integrated Oil Division capital investment of $658 million during the six months of 2009 was primarily focused on continued development of the Foster Creek and Christina Lake key resource plays and on the CORE project at the Wood River refinery. The $129 million increase in capital investment in the six months of 2009 compared to the same period in 2008 was primarily due to:

•	Spending related to the Wood River CORE project increased $213 million to $345 million in the six months of 2009 compared to $132 million in 2008. In the third quarter of 2008, the Wood River refinery received regulatory approvals to start construction on the CORE project. Cenovus’s 50 percent share of the CORE project is expected to cost approximately $1.8 billion and is anticipated to be completed and in operation in 2011. The expansion is expected to increase crude oil refining capacity by 50,000 bbls/d to 356,000 bbls/d (on a 100 percent basis) and more than double heavy crude oil refining capacity to 240,000 bbls/d (on a 100 percent basis);

partially offset by:

•	Lower facility costs with substantial completion of the Foster Creek Phases D and E expansions late in the fourth quarter of 2008. These expansions have increased plant capacity to 120,000 bbls/d (on a 100 percent basis);

•	Lower drilling costs mainly due to drilling of fewer stratigraphic test wells net to Cenovus (2009–39; 2008–134) at Foster Creek, Christina Lake, Borealis and Senlac related to the next phases of development; and

•	The lower U.S./Canadian dollar exchange rate and lower capitalized long-term compensation costs.

 Canadian Plains

Financial Results

Three Months Ended June 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties and Hedging	$233	$341	$4	$578	$739	$714	$2	$1,455
Realized Financial Hedging Gain (Loss)	242	-	-	242	(110)	(70)	-	(180)
Expenses
Production and mineral taxes	5	6	-	11	13	11	-	24
Transportation and selling	10	43	-	53	18	97	-	115
Operating	51	55	2	108	74	72	1	147

Operating Cash Flow	$409	$237	$2	$648	$524	$464	$1	$989

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

Six Months Ended June 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties and Hedging	$551	$590	$6	$1,147	$1,302	$1,299	$4	$2,605
Realized Financial Hedging Gain (Loss)	445	3	-	448	(83)	(106)	-	(189)
Expenses
Production and mineral taxes	8	13	-	21	18	19	-	37
Transportation and selling	21	94	-	115	37	187	-	224
Operating	102	106	3	211	147	140	2	289

Operating Cash Flow	$865	$380	$3	$1,248	$1,017	$847	$2	$1,866

Production Volumes

	Six Months
	Ended June 30		2009		2008				2007
	2009	2008	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Produced Gas (MMcf/d)	796	857	792	800	820	831	856	860	876	858
Crude Oil (bbls/d)	64,855	67,439	62,691	67,043	64,990	64,789	65,097	69,781	70,287	70,711
NGLs (bbls/d)	1,181	1,226	1,162	1,201	1,126	1,147	1,189	1,262	1,422	1,209
Total (BOE/d)(1)	198,703	211,498	195,853	201,577	202,783	204,436	208,953	214,376	217,709	214,920

(1)	Produced gas converted to barrels of oil equivalent at 6 thousand cubic feet = 1 barrel.

Produced Gas

Three Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $154 million in the second quarter of 2009 compared to the same period in 2008 due to:

•	A $451 million impact resulting from a 66 percent decrease in natural gas prices, excluding the impact of financial hedging; and

•	A $55 million impact resulting from a 7 percent decrease in natural gas production volumes. Produced gas volumes decreased in the second quarter of 2009 due to expected natural declines for the Shallow Gas key resource play and conventional properties partially offset by lower royalties;

offset by:

•	Realized financial hedging gains of $242 million or $3.36 per Mcf in 2009 compared to losses of $110 million or $1.42 per Mcf in 2008.

The decrease in Canadian Plains natural gas price in 2009, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.

Canadian Plains natural gas transportation and selling costs of $10 million in 2009 decreased $8 million or 44 percent compared to 2008 due to lower volumes and costs to eastern Canada and the U.S. as well as the lower U.S./Canadian dollar exchange rate.

Canadian Plains natural gas operating expenses of $51 million in 2009 were $23 million or 31 percent lower compared to 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price, lower repairs and maintenance and workover costs partially offset by higher property tax and lease costs and increased salaries and benefits.

Six Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $223 million in the six months of 2009 compared to the same period in 2008 due to:

•	A $652 million impact resulting from a 54 percent decrease in natural gas prices, excluding the impact of financial hedging; and

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

•	A $99 million impact resulting from a 7 percent decrease in natural gas production volumes. Produced gas volumes decreased in the six months of 2009 due to expected natural declines for the Shallow Gas key resource play and conventional properties as well as the impact of wellhead freeze-offs and other temporary production shut-ins resulting from extreme winter weather in southern Alberta during the first quarter partially offset by lower royalties;

offset by:

•	Realized financial hedging gains of $445 million or $3.09 per Mcf in 2009 compared to losses of $83 million or $0.53 per Mcf in 2008.

The decrease in Canadian Plains natural gas price in 2009, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.

Canadian Plains natural gas transportation and selling costs of $21 million in 2009 decreased $16 million or 43 percent compared to 2008 due to lower volumes and costs to eastern Canada and the U.S. as well as the lower U.S./Canadian dollar exchange rate.

Canadian Plains natural gas operating expenses of $102 million in 2009 were $45 million or 31 percent lower compared to 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price, lower repairs and maintenance and workover costs partially offset by higher property tax and lease costs and increased salaries and benefits.

Crude Oil and NGLs

Three Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $303 million in the second quarter of 2009 compared to the same period in 2008 due to:

•	A $302 million impact resulting from a 50 percent decrease in crude oil prices and 60 percent decrease in NGLs prices, excluding financial hedges;

•	A $53 million impact resulting from a decrease in average prices and volume of condensate used for blending with heavy oil; and

•	An $18 million impact resulting from a 4 percent decrease in crude oil volumes and 2 percent decrease in NGLs volumes. Production in 2009 from the Pelican Lake key resource play of 19,225 bbls/d was down 10 percent mainly due to a scheduled facility turnaround and Suffield production of 12,254 bbls/d was down 7 percent primarily due to natural declines. These were partially offset by lower royalties and a 16 percent increase in production at Weyburn, which averaged 15,238 bbls/d in 2009, mainly due to well optimizations;

offset by:

•	Realized financial hedging gains on liquids were less than $1 million in 2009 compared to losses of $70 million or $11.43 per bbl in 2008.

Canadian Plains crude oil prices decreased 50 percent to $51.55 per bbl in 2009 from $102.55 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices offset by lower average differentials. Total realized financial hedging gains on crude oil for Canadian Plains were less than $1 million in 2009 compared to losses of approximately $69 million or $11.44 per bbl in 2008.

Canadian Plains NGLs prices decreased 60 percent to $38.36 per bbl in 2009 from $96.34 per bbl in 2008, which is consistent with the change in the WTI benchmark price.

Canadian Plains crude oil transportation and selling costs of $43 million in 2009 decreased $54 million or 56 percent compared to 2008 primarily due to a decrease in average prices and volume of condensate used for blending with heavy oil and the lower U.S./Canadian dollar exchange rate.

Canadian Plains crude oil operating costs of $55 million in 2009 were $17 million or 24 percent lower compared to 2008 mainly due to the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price and reduced workover costs. NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

Six Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $600 million in the six months of 2009 compared to the same period in 2008 due to:

•	A $555 million impact resulting from a 52 percent decrease in crude oil prices and 57 percent decrease in NGLs prices, excluding financial hedges;

•	A $90 million impact resulting from a decrease in average prices and volume of condensate used for blending with heavy oil; and

•	A $64 million impact resulting from a 4 percent decrease in crude oil volumes and 4 percent decrease in NGLs volumes. Production in 2009 from the Pelican Lake key resource play of 20,247 bbls/d was down 11 percent mainly due to natural declines and a scheduled facility turnaround and Suffield production of 12,974 bbls/d was down 5 percent primarily due to natural declines. These were partially offset by lower royalties and a 15 percent increase in production at Weyburn, which averaged 15,665 bbls/d in 2009, mainly due to well optimizations;

offset by:

•	Realized financial hedging gains on liquids of $3 million or $0.22 per bbl in 2009 compared to losses of $106 million or $8.43 per bbl in 2008.

Canadian Plains crude oil prices decreased 52 percent to $42.92 per bbl in 2009 from $89.58 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices offset by lower average differentials. Total realized financial hedging gains on crude oil for Canadian Plains were approximately $3 million or $0.22 per bbl in 2009 compared to losses of approximately $105 million or $8.45 per bbl in 2008.

Canadian Plains NGLs prices decreased 57 percent to $36.59 per bbl in 2009 from $85.40 per bbl in 2008, which is consistent with the change in the WTI benchmark price.

Canadian Plains crude oil transportation and selling costs of $94 million in 2009 decreased $93 million or 50 percent compared to 2008 primarily due to a decrease in average prices and volume of condensate used for blending with heavy oil and the lower U.S./Canadian dollar exchange rate.

Canadian Plains crude oil operating costs of $106 million in 2009 were $34 million or 24 percent lower compared to 2008 mainly due to the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price and reduced workover costs partially offset by higher repairs and maintenance costs. NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.

Capital Investment
Canadian Plains capital investment of $228 million during the six months of 2009 was primarily focused on the Shallow Gas, Pelican Lake and Weyburn key resource plays. The $192 million decrease compared to 2008 was primarily due to lower drilling, completion and facility costs resulting from fewer wells drilled and tied in, the lower U.S./Canadian dollar exchange rate and lower capitalized long-term compensation costs. Canadian Plains drilled 430 net wells in the six months of 2009 compared to 680 net wells in 2008, consistent with the planned reduction in spending in 2009.

 Depreciation, Depletion and Amortization (“DD&A”)

Total DD&A expenses of $329 million in the second quarter of 2009 decreased $8 million compared to 2008. Total DD&A expenses of $633 million in the six months of 2009 decreased $53 million or 8 percent compared to 2008.

Upstream DD&A
Cenovus uses full cost accounting for oil and gas activities and calculates DD&A on a country-by-country cost centre basis.

Three Months Ended June 30, 2009 versus 2008
Upstream DD&A expenses of $270 million in the second quarter of 2009 decreased $15 million or 5 percent compared to 2008 due to:

•	DD&A expenses in Canada for 2009 were lower than 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate;

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

partially offset by:

•	Increased production volumes of 1 percent.

Six Months Ended June 30, 2009 versus 2008
Upstream DD&A expenses of $511 million in the six months of 2009 decreased $68 million or 12 percent compared to 2008 due to:

•	DD&A expenses in Canada for 2009 were lower than 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate; and

•	Lower production volumes of 2 percent.

Downstream DD&A
Cenovus calculates DD&A on a straight-line basis over estimated service lives of refinery plant and equipment of approximately 25 years.

Downstream refining DD&A was $46 million in the second quarter of 2009 compared to $44 million in 2008 and $97 million in the six months of 2009 compared to $88 million in 2008 as a result of a full year of depreciation on prior year capital additions, as well as accelerated depreciation on certain assets expected to be retired sooner than originally anticipated.

 Market Optimization

Financial Results

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Revenues	$200	$226	$384	$475
Expenses
Operating	3	8	6	14
Purchased product	197	216	373	456

Operating Cash Flow	-	2	5	5
Depreciation, depletion and amortization	2	1	4	2

Segment Income (loss)	$(2)	$1	$1	$3

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of Cenovus’s production.

Revenues and purchased product expenses decreased in the six months of 2009 compared to 2008 mainly due to decreased pricing partially offset by increases in volume required for Market Optimization.

Capital Investment
Market Optimization capital investment in the six months of 2009 and 2008 was focused on developing infrastructure for optimization activities.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

 Corporate

Financial Results

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Revenues	$(247)	$(235)	$(163)	$(520)
Expenses
Operating	3	(8)	19	(8)
Depreciation, depletion and amortization	11	7	21	17

Segment Income (Loss)	$(261)	$(234)	$(203)	$(529)

Revenues primarily represent unrealized mark-to-market gains or losses related to financial natural gas and liquids hedge contracts.

Operating expenses in the six months of 2009 relate to mark-to-market losses on long-term power generation contracts and downstream crude supply positions.

DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements.

Summary of Unrealized Mark-to-Market Gains (Losses)

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Revenues
Natural Gas	$(230)	$(132)	$(122)	$(432)
Crude Oil	(16)	(103)	(41)	(88)

	(246)	(235)	(163)	(520)
Expenses	4	(7)	19	(7)

	(250)	(228)	(182)	(513)
Income Tax Expense (Recovery)	(70)	(67)	(53)	(150)

Unrealized Mark-to-Market Gains (Losses), after-tax	$(180)	$(161)	$(129)	$(363)

Commodity price volatility impacts net earnings. As a means of managing this commodity price volatility, EnCana, in respect of assets and operations of Cenovus, enters into various financial instrument agreements. The financial instrument agreements were recorded at the date of the financial statements based on mark-to-market accounting. Changes in the mark-to-market gain or loss reflected in corporate revenues are the result of volatility between periods in the forward curve commodity price market and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 15 to the Cenovus Interim Carve-out Consolidated Financial Statements.

Summary of Hedging Impacts on Net Earnings

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Unrealized Mark-to-Market Gains (Losses), after-tax(1)	$(180)	$(161)	$(129)	$(363)
Realized Hedging Gains (Losses), after-tax(2)	214	(163)	372	(185)

Hedging Impacts on Net Earnings	$34	$(324)	$243	$(548)

(1)	Includes primarily the reversal of accrued after-tax unrealized mark-to-market (gains) losses recognized in prior periods and change in the fair value of contracts in place at the beginning of the period as well as contracts entered into during the period.
(2)	Included in Divisional financial results.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

Carve-out Consolidated Expenses

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Administrative	$45	$95	$78	$161
Interest, net	49	55	85	109
Accretion of asset retirement obligation	9	10	18	20
Foreign exchange (gain) loss, net	119	8	78	(46)
(Gain) loss on divestitures	-	2	-	2

Administrative expenses decreased $50 million in the second quarter of 2009 compared to 2008 and $83 million in the six months of 2009 compared to 2008. The year-to-date decrease was primarily due to lower long-term compensation expenses of $59 million as a result of the change in the EnCana share price and the lower U.S./Canadian dollar exchange rate. In addition, 2008 expenses included higher costs related to the proposed Arrangement defined earlier.

Net interest expense in the six months of 2009 decreased $24 million from 2008 primarily as a result of lower average outstanding debt and a lower weighted average interest rate. Cenovus’s total long-term debt, including current portion, decreased $652 million to $3,115 million at June 30, 2009 compared to $3,767 million at June 30, 2008. Cenovus’s year-to-date weighted average interest rate on outstanding debt was 5.2 percent in 2009 compared to 5.5 percent in 2008.

The foreign exchange loss of $119 million for the three months and loss of $78 million for the six months of 2009 was primarily due to the effects of the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada offset by the foreign exchange revaluation of the partnership contribution receivable, other foreign exchange gains and losses arising from the settlement of foreign currency transactions and the translation of Cenovus’s monetary assets and liabilities.

Income Tax
Total income tax expense in the six months of 2009 was $119 million, which was $364 million lower than the same period in 2008 due to lower net earnings before income tax, particularly in the U.S. where the effective income tax rate is higher than in Canada.

Current income tax expense in the six months of 2009 was $209 million, which was $98 million lower than the same period in 2008. This reduction was due to lower operating cash flows.

Cenovus’s effective rate in any year is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration “permanent differences”, adjustment for changes to tax rates and other tax legislation, variation in the estimation of reserves and the estimate to actual differences. Permanent differences are a variety of items, including:

•	The non-taxable portion of Canadian capital gains or losses;

•	Non-taxable downstream partnership income;

•	International financing; and

•	Foreign exchange (gains) losses not included in net earnings.

Tax interpretations, regulations and legislation in the various jurisdictions in which Cenovus and its subsidiaries operate are subject to change. As a result, there are usually some tax matters under review. Management believes that the provision for taxes is adequate.

Capital Investment

Corporate capital investment in the six months of 2009 and 2008 was primarily directed to business information systems, leasehold improvements and office furniture.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

Liquidity and Capital Resources

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Net cash from (used in)
Operating activities	$922	$993	$1,347	$1,773
Investing activities	(450)	(481)	(1,029)	(898)
Financing activities	(575)	(360)	(364)	(768)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	4	2	2	-

Increase (decrease) in cash and cash equivalents	$(99)	$154	$(44)	$107

 Operating Activities

Net cash from operating activities decreased $71 million in the second quarter of 2009 compared to 2008 and decreased $426 million in the six months of 2009 compared to 2008. Cash Flow was $811 million during the second quarter of 2009 compared to $1,228 million in 2008 and $1,406 million during the six months of 2009 compared to $2,139 million in 2008. Reasons for this change are discussed under the Cash Flow section of this MD&A. Cash from operating activities was also impacted by net changes in other assets and liabilities and net changes in non-cash working capital, primarily from decreases in accounts receivable and accrued revenues, inventories, accounts payable and accrued liabilities and income tax payable.

Excluding the impact of current risk management assets and liabilities, Cenovus had a working capital surplus of $61 million at June 30, 2009 compared to a surplus of $376 million at June 30, 2008. Cenovus anticipates that it will continue to meet the payment terms of its suppliers.

 Investing Activities

Net cash used for investing activities in the six months of 2009 increased $131 million compared to the same period in 2008. Capital expenditures, including property acquisitions, decreased $69 million in the six months of 2009 compared to 2008. Reasons for this change are discussed under the Net Capital Investment and Divisional Results sections of this MD&A. Increases in cash used for investing activities from net changes in non-cash working capital and net changes in investments and other were offset by reductions in capital expenditures.

 Financing Activities

Cenovus’s current and long-term debt represents an allocation of its proportionate share of EnCana’s consolidated current and long-term debt as at June 30, 2009 and December 31, 2008. For the purpose of preparing the Cenovus Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain the same Debt to Capitalization ratio as consolidated EnCana. As a result, long-term debt was allocated to Cenovus to ensure consistency with this ratio. EnCana will retain the legal obligations associated with all outstanding long-term debt. As a result, the long-term debt allocations presented in the Cenovus Interim Carve-out Consolidated Financial Statements represent intercompany balances between EnCana and Cenovus with the same terms and conditions as EnCana’s long-term debt and in the same proportion of Canadian and U.S. dollar denominated debt.

Net issuance of long-term debt in the six months of 2009 was $43 million compared to net issuance of $101 million for the same period in 2008. Cenovus’s debt including current portion was $3,115 million as at June 30, 2009 compared with $3,036 million as at December 31, 2008.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

In light of the current market situation, EnCana continues to employ a conservative capital structure in which approximately 88 percent of outstanding debt is fixed-rate debt with maturities between 2009 and 2038.

Financial Metrics

	June 30	December 31
	2009	2008
Debt to Capitalization(1)	27%	28%
Debt to Adjusted EBITDA (times)(2)	0.8	0.7

(1)	Capitalization is a non-GAAP measure defined as Long-Term Debt including current portion plus Total Net Investment.
(2)	Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses to steward EnCana’s overall debt position as measures of its overall financial strength. EnCana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times.

At June 30, 2009, Cenovus’s Debt to Capitalization ratio was 27 percent (December 31, 2008–28 percent) and Debt to Adjusted EBITDA was 0.8 times (December 31, 2008–0.7 times).

 Total Net Investment

EnCana’s investment in the operations of Cenovus is presented as Total Net Investment in the Cenovus Interim Carve-out Consolidated Financial Statements. Total Net Investment is comprised of Owner’s Net Investment and Accumulated Other Comprehensive Income (“AOCI”). Owner’s Net Investment represents the accumulated net earnings of the operations and the accumulated net distributions to EnCana. AOCI includes accumulated foreign currency translation adjustments.

If the Arrangement is approved, Cenovus will have the same number of outstanding Common Shares as EnCana, which at June 30, 2009 was 751.1 million (December 31, 2008–750.4 million).

Contractual Obligations and Contingencies

EnCana has entered into various commitments in the normal course of operations primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements. Cenovus’s commitments as at June 30, 2009 and December 31, 2008 include direct commitments of the Canadian Plains and Integrated Oil Divisions plus its proportionate share of EnCana’s transportation and marketing commitments.

If the Arrangement is approved, Cenovus intends to repay EnCana from new long-term debt borrowings, at which time the new third party long-term debt will replace the allocated intercompany long-term debt balances.

As at June 30, 2009, EnCana remained a party to long-term, fixed price, physical contracts on Cenovus’s behalf, with a current delivery of approximately 33 MMcf/d, with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 91 Bcf at a weighted average price of $3.90 per Mcf.

 Leases

In the normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes. Cenovus was allocated its proportionate share of EnCana’s lease commitments as at June 30, 2009 and December 31, 2008.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

 Legal Proceedings

EnCana is involved in various legal claims associated with the normal course of operations. EnCana believes it has made adequate provisions for such claims and any provision that has been identified as part of Cenovus’s normal course of operations has been allocated to Cenovus and included in the Cenovus Interim Carve-out Consolidated Financial Statements.

Accounting Policies and Estimates

 Basis of Presentation

The Cenovus Interim Carve-out Consolidated Financial Statements prepared in connection with the proposed Arrangement, present the historic carve-out consolidated financial position, results of operations, changes in net investment and cash flows of Cenovus. The Cenovus Interim Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana on a carve-out basis and should be read in conjunction with EnCana’s Interim Consolidated Financial Statements and the notes thereto for the period ended June 30, 2009. The Cenovus Interim Carve-out Consolidated Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Cenovus been a separate entity or future results in respect of Cenovus Energy Inc. as it will exist upon completion of the Arrangement.

The Cenovus Interim Carve-out Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Cenovus annual audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008, except as noted below. The disclosures provided below are incremental to those included with the Cenovus annual audited Carve-out Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Carve-out Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the Cenovus Interim Carve-out Consolidated Financial Statements should be read in conjunction with the Cenovus annual audited Carve-out Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008 and the EnCana annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008.

 New Accounting Standards Adopted

As disclosed in the Cenovus year-end MD&A, on January 1, 2009, Cenovus adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”. The adoption of this standard has had no material impact on Cenovus’s Carve-out Consolidated Financial Statements. Additional information on the effects of the implementation of the new standard can be found in Note 2 to the Interim Carve-out Consolidated Financial Statements.

 Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)
In February 2008, the CICA’s Accounting Standards Board confirmed that IFRS will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. Cenovus will be required to report its results in accordance with IFRS beginning in 2011. EnCana has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information for Cenovus.

The key elements of the changeover plan include:

•	determine appropriate changes to accounting policies and required amendments to financial disclosures;

•	identify and implement changes in associated processes and information systems;

•	comply with internal control requirements;

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

•	communicate collateral impacts to internal business groups; and

•	educate and train internal and external stakeholders.

Analysis of accounting policy alternatives and outlining of process and system design changes required for significant areas of impact have been substantially completed. The significant areas of impact continue to include property, plant & equipment (“PP&E”), impairment testing, asset retirement obligation, stock-based compensation, employee future benefits, and income taxes. The areas identified as being significant have the greatest potential impact to Cenovus’s financial statements or the greatest risk in terms of complexity to implement.

One of the most significant impacts of the IFRS changeover is expected to be in the accounting for certain upstream activities. Under Canadian GAAP, Cenovus follows the CICA’s guideline on full cost accounting. In moving to IFRS, Cenovus will be required to adopt new accounting policies for upstream activities, including pre-exploration costs, exploration and evaluation costs and development costs. Upstream DD&A will be calculated at a lower unit of account level than the current country cost centre basis. In addition, impairment testing will be performed at a lower level than the current country cost centre basis.

In September 2008, the International Accounting Standards Board (“IASB”) issued an exposure draft outlining additional exemptions for first-time adopters of IFRS. Included in the exposure draft is an exemption which would permit full cost accounting companies to allocate their existing upstream PP&E net book value (full cost pool) over reserves to the unit of account level upon transition to IFRS. This exemption would relieve Cenovus from retrospective application of IFRS for upstream PP&E. In May 2009, the IASB agreed to commence drafting the final amendments for the proposed exemption, which Cenovus intends to adopt if it is approved and adopted into IFRS. The impact of other first-time adoption exemptions available upon initial transition to IFRS are being evaluated.

The IFRS changeover plan will be updated to reflect new and amended accounting standards issued by the International Accounting Standards Board. As IFRS is expected to change prior to 2011, the impact of IFRS on Cenovus’s Carve-out Consolidated Financial Statements is not reasonably determinable at this time.

As of January 1, 2011, Cenovus will be required to adopt the following CICA Handbook sections:

Business Combinations
“Business Combinations”, Section 1582, replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations.

Consolidated Financial Statements
“Consolidated Financial Statements”, Section 1601, which together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard should not have a material impact on Cenovus’s Carve-out Consolidated Financial Statements.

Non-controlling Interests
“Non-controlling Interests”, Section 1602, establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard should not have a material impact on Cenovus’s Carve-out Consolidated Financial Statements.

Risk Management

Cenovus’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:

•	financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit and liquidity;

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

•	operational risks including capital, operating and reserves replacement risks; and

•	safety, environmental and regulatory risks.

EnCana takes a proactive approach in identifying and managing risks that can affect Cenovus. Mitigation of these risks include, but are not limited to, the use of financial instruments and physical contracts, credit policies, operational policies, maintaining adequate insurance, environmental and safety policies as well as policies and enforcement procedures that can affect each company’s reputation. Further discussion regarding the specific risks and mitigation of these risks can be found in Cenovus’s December 31, 2008 MD&A and Note 15 to the Cenovus Interim Carve-out Consolidated Financial Statements.

Climate Change
A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases (“GHG”) and other air pollutants. While some jurisdictions have provided details on these regulations, it is anticipated that other jurisdictions will announce emission reduction plans in the future. As these federal and regional programs are under development, EnCana is unable to predict the total impact of the potential regulations upon Cenovus’s business. Therefore, it is possible that Cenovus could face increases in operating and capital costs in order to comply with GHG emissions legislation. EnCana continues to work with governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.

The Alberta Government has set targets for GHG emissions reductions. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund. Cenovus expects to incorporate the potential cost of carbon into future planning. EnCana incorporates the potential cost of carbon into future planning and also examines the impact of carbon regulation on its major projects, including those of Cenovus. Although uncertainty remains regarding potential future emissions regulation, EnCana’s plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

The American Clean Energy and Security Act (ACESA) was passed by the House of Representatives on June 26, 2009. This climate change legislation would establish a GHG cap-and-trade system and provide incentives for the development of renewable energy. The Act aims to reduce GHG emissions by 17 percent from 2005 levels by 2020, and 83 percent by 2050. Cenovus is following the developments of this complex bill very closely as it moves to the Senate–both for the impact it may have on energy production and use, as well as the potential it holds to expand markets for the use of natural gas as a clean burning energy alternative.

Alberta’s New Royalty Programs
The Alberta Government’s New Royalty Framework (“NRF”) and Transitional Royalty Program (“TRP”) came into effect on January 1, 2009. The NRF established new royalties for conventional oil, natural gas and bitumen that are linked to commodity prices, well production volumes and well depths for gas wells and oil quality for oil wells. These new rates apply to both new and existing conventional oil and gas activities and enhanced oil recovery projects in Alberta. The TRP allows for a one time option of selecting between transitional rates and the NRF rates on new natural gas or conventional oil wells drilled between 1,000 metres to 3,500 metres in depth. The TRP rates would apply until January 1, 2014, at which time all wells would be moved to the NRF.

On March 3, 2009, the Alberta Government announced a stimulus package Energy Incentive Program that focuses on keeping drilling and service crews at work. There are two components of this program that affect Cenovus; the Drilling Royalty Credit and New Well Incentive. The Drilling Royalty Credit is a depth related credit for the drilling of new conventional oil and gas wells between April 1, 2009 and March 31, 2011. The New Well Incentive provides a 5 percent royalty rate for new gas and conventional oil wells that come on production between April 1, 2009 and March 31, 2011 for a period of 12 months or 0.5 billion cubic feet equivalent (“Bcfe”) for gas wells or 50,000 barrels of oil equivalent (“BOE”) for oil wells, whichever comes first.

Impacts as a result of the NRF, TRP and Energy Incentive Programs change the economics of operating in Alberta, and accordingly, are reflected in EnCana’s capital programs in respect of Cenovus’s assets and operations.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

Outlook

During the current challenging economic environment, Cenovus, as part of EnCana’s overall strategic and financial plans, is highly focused on the key business objectives of meeting production targets, generating significant free cash flow, optimizing capital investments and minimizing operating costs.

EnCana, on behalf of Cenovus, monitors the risks under its control and has policies in place to mitigate those risks. EnCana is managing commodity price risk, a portion of which is allocated to Cenovus, through its financial risk management program designed to help ensure financial resilience and flexibility and is closely monitoring interest, credit and counterparty risk. In addition, EnCana, on behalf of Cenovus, will continue to explore financing alternatives, monitor expenses and capital programs and maintain flexibility to adjust to changing economic circumstances. EnCana, in respect of assets and operations of Cenovus, has planned a conservative, prudent and flexible capital program in 2009 that targets total natural gas and oil production at approximately 2008 levels and advances its multi-year projects. At the present time, EnCana continues to fund the Foster Creek and Christina Lake expansion projects, Wood River CORE project and other capital projects of Cenovus.

Volatility in crude oil prices is expected to continue throughout 2009 as a result of market uncertainties over supply and refining, changes in demand due to the overall state of the world economies, OPEC actions and the worldwide credit and liquidity crisis. Canadian crude prices will face added uncertainty due to the risk of refinery disruptions in an already tight United States Midwest market and growing domestic production could result in pipeline constraints out of Western Canada.

Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.

EnCana expects Cenovus’s 2009 capital investment program to be funded from Cash Flow.

Cenovus’s results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Additional detail regarding the impact of these factors on Cenovus’s 2009 results is discussed in the Risk Management section of this MD&A.

Advisory

 Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: projections relating to the adequacy of Cenovus’s provision for taxes; the potential impact of the Alberta Royalty Framework; projections with respect to growth of natural gas production from unconventional resource plays and enhanced oil resources including with respect to the Foster Creek and Christina Lake projects, the CORE project and planned expansions of Cenovus’s downstream heavy oil processing capacity and the capital costs and expected timing of the same; the projected impact of land access and regulatory issues; projections relating to the volatility of crude oil prices in 2009 and beyond and the reasons therefor; Cenovus’s projected capital investment levels for 2009, the flexibility of capital spending plans and the source of funding therefor; the effect of Cenovus’s risk management program, including the impact of derivative financial instruments; Cenovus’s defence of lawsuits; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on Cenovus’s operations and operating costs; the impact of Western Canada pipeline constraints and potential refinery disruptions on future Canadian crude oil prices; projections with respect to the proposed Arrangement, including the potential timing for the Arrangement and the conditions which are or may be required prior to proceeding, the expected future attributes of Cenovus following any such Arrangement, and the anticipated benefits of the Arrangement; projections relating to Cenovus’s natural gas, crude oil and natural gas liquids reserves; the expected results of Cenovus’s cost containment and reduction strategies; Cenovus’s assessment of counterparty credit risk and the potential impact thereof; Cenovus’s ability to fund its 2009 capital program and pay dividends to shareholders; the impact of the current business market conditions, including the economic recession and

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

financial market turmoil on Cenovus’s operations and expected results; the effect of Cenovus’s risk mitigation policies, systems, processes and insurance program; Cenovus’s expectations for future Debt to Capitalization ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus and its Carve-out Consolidated Financial Statements; projections with respect to expected funding requirements of Cenovus’s defined benefit pension plan and the materiality thereof; projected costs of payouts under Cenovus’s Performance Tandem Share Appreciation Rights, Performance Share Appreciation Rights and Performance Share Units programs; and projections relating to North American conventional natural gas supplies and the ability of unconventional resource plays to offset future conventional gas production declines over the next few years. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Cenovus’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements, including stabilization of financial and other markets necessary or desirable to permit or facilitate the Arrangement; the risk that any applicable conditions to complete the Arrangement may not occur or be satisfied; volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in Cenovus’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; Cenovus’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of Cenovus and ConocoPhillips to successfully manage and operate the North American integrated heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of Cenovus; Cenovus’s ability to generate sufficient cash flow from operations to meet its current and future obligations; Cenovus’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; Cenovus’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which Cenovus and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which Cenovus and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against Cenovus and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although Cenovus believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Cenovus does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Assumptions relating to forward-looking statements generally include Cenovus’s current expectations and projections made by Cenovus in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document. Forward-looking information respecting the proposed Arrangement is based upon the assumption that financial and other markets will stabilize. Assumptions relating to forward-looking statements generally include Cenovus’s current expectations and projections made by Cenovus in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

EnCana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009

not yet complete that EnCana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in EnCana’s news release dated July 23, 2009.

 Oil and Gas Information

Cenovus’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities that permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by Cenovus may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. The reserves quantities disclosed by Cenovus represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in the offering memorandum to which this MD&A is appended.

Crude Oil, NGLs and Natural Gas Conversions
In this document, certain crude oil and NGLs volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

Resource Play
Resource play is a term used by Cenovus to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

 Currency, Non-GAAP Measures and References to EnCana

All information included in this document and the Interim Carve-out Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted.

Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow per share–diluted, Free Cash Flow, Operating Earnings, Operating Earnings per share–diluted, Adjusted EBITDA, Debt and Capitalization and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.

References to Cenovus
For convenience, references in this document to “Cenovus”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Cenovus, and the assets, activities and initiatives of such Subsidiaries, on a pre-Arrangement basis.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Cenovus Energy

Carve-out Consolidated Financial Statements

For the Year Ended December 31, 2008

(U.S. Dollars)

Management Report

Management’s Responsibility for Cenovus Energy Carve-out Consolidated Financial Statements

The accompanying Carve-out Consolidated Financial Statements of Cenovus Energy (“Cenovus”), a carve-out of EnCana Corporation (“EnCana”), are the responsibility of EnCana’s Management (“Management”). The Cenovus Carve-out Consolidated Financial Statements have been prepared by Management in United States dollars in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management’s best judgments.

EnCana’s Board of Directors has approved the information contained in the Cenovus Carve-out Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee meets at least on a quarterly basis.

Management’s Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Cenovus carve-out financial reporting. The internal control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Cenovus Carve-out Consolidated Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of EnCana’s internal control over the Cenovus carve-out financial reporting as at December 31, 2008. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control–Integrated Framework to evaluate the effectiveness of EnCana’s internal control over the Cenovus carve-out financial reporting. Based on our evaluation, Management has concluded that EnCana’s internal control over the Cenovus carve-out financial reporting was effective as at that date.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed to audit and provide independent opinions on both the Cenovus Carve-out Consolidated Financial Statements and EnCana’s internal control over financial reporting as at December 31, 2008, as stated in their Auditors’ Report. PricewaterhouseCoopers LLP has provided such opinions.

Randall K. Eresman	Brian C. Ferguson
President &	Executive Vice-President &
Chief Executive Officer	Chief Financial Officer
EnCana Corporation	EnCana Corporation

October 20, 2009

Cenovus Energy

Auditors’ Report

To the Directors of EnCana Corporation (“EnCana”)

We have completed an integrated audit of Cenovus Energy’s (“Cenovus”) 2008 consolidated financial statements and of EnCana’s internal control over the Cenovus carve-out financial reporting as of December 31, 2008. We have also completed audits of its 2007 and 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cenovus, a carve-out of EnCana as described in Note 1 of the financial statements, as at December 31, 2008 and December 31, 2007, and the related consolidated statements of earnings, owner’s net investment, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the three year period ended December 31, 2008. These Cenovus Carve-out Consolidated Financial Statements are the responsibility of EnCana’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Cenovus Carve-out Consolidated Financial Statements as at December 31, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of Cenovus’s Carve-out Consolidated Financial Statements as at December 31, 2007 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Cenovus Carve-out Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Cenovus as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal Control over Financial Reporting

We have also audited EnCana’s internal control over the Cenovus carve-out financial reporting as at December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). EnCana’s management is responsible for maintaining effective internal control over the Cenovus carve-out financial reporting and for its assessment of the effectiveness of internal control over the Cenovus carve-out financial reporting, included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of EnCana’s internal control over the Cenovus carve-out financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Cenovus Energy

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EnCana maintained, in all material respects, effective internal control over the Cenovus carve-out financial reporting as at December 31, 2008 based on criteria established in Internal Control–Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
Canada

October 20, 2009

Cenovus Energy

Consolidated Statement of Earnings

For the years ended December 31 ($ millions)		2008	2007	2006

Revenues, Net of Royalties	(Note 5)	$16,559	$13,406	$7,498
Expenses	(Note 5)
Production and mineral taxes		75	63	73
Transportation and selling		963	756	899
Operating		1,223	1,114	678
Purchased product		9,710	7,476	1,984
Depreciation, depletion and amortization		1,318	1,426	1,254
Administrative		167	145	94
Interest, net	(Note 7)	218	187	152
Accretion of asset retirement obligation	(Note 15)	39	28	25
Foreign exchange (gain) loss, net	(Note 8)	(250)	380	(26)
(Gain) loss on divestitures		3	4	-

		13,466	11,579	5,133

Net Earnings Before Income Tax		3,093	1,827	2,365
Income tax expense	(Note 9)	725	423	543

Net Earnings		$2,368	$1,404	$1,822

Consolidated Statement of Owner’s Net Investment

For the years ended December 31 ($ millions)		2008	2007	2006

Owner’s Net Investment, Beginning of Year		$5,573	$6,145	$5,588
Net Earnings		2,368	1,404	1,822
Net Distributions to EnCana	(Note 16)	(381)	(1,976)	(1,265)

Owner’s Net Investment, End of Year		$7,560	$5,573	$6,145

Consolidated Statement of Comprehensive Income

For the years ended December 31 ($ millions)	2008	2007	2006

Net Earnings	$2,368	$1,404	$1,822
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	(2,246)	1,265	97

Comprehensive Income	$122	$2,669	$1,919

Consolidated Statement of Accumulated Other Comprehensive Income

For the years ended December 31 ($ millions)	2008	2007	2006

Accumulated Other Comprehensive Income, Beginning of Year	$2,434	$1,169	$1,072
Foreign Currency Translation Adjustment	(2,246)	1,265	97

Accumulated Other Comprehensive Income, End of Year	$188	$2,434	$1,169

See accompanying Notes to Cenovus Carve-out Consolidated Financial Statements.

Cenovus Energy	Carve-out Consolidated Financial Statements (prepared in US$)

Consolidated Balance Sheet

As at December 31 ($ millions)		2008	2007

Assets
Current Assets
Cash and cash equivalents		$153	$302
Accounts receivable and accrued revenues		598	1,593
Current portion of partnership contribution receivable	(Notes 4, 10)	313	297
Risk management	(Note 19)	681	88
Inventories	(Note 11)	503	819

		2,248	3,099
Property, Plant and Equipment, net	(Notes 5, 12)	12,210	13,321
Investments and Other Assets	(Note 13)	200	252
Partnership Contribution Receivable	(Notes 4, 10)	2,834	3,147
Risk Management	(Note 19)	38	9
Goodwill	(Note 5)	936	1,159

	(Note 5)	$18,466	$20,987

Liabilities and Net Investment
Current Liabilities
Accounts payable and accrued liabilities		$1,114	$1,813
Income tax payable		254	578
Current portion of partnership contribution payable	(Notes 4, 10)	306	288
Risk management	(Note 19)	40	174
Current portion of long-term debt	(Note 14)	84	272

		1,798	3,125
Long-Term Debt	(Note 14)	2,952	3,418
Other Liabilities		52	32
Partnership Contribution Payable	(Notes 4, 10)	2,857	3,163
Risk Management	(Note 19)	-	1
Asset Retirement Obligation	(Note 15)	648	703
Future Income Taxes	(Note 9)	2,411	2,538

		10,718	12,980

Commitments and Contingencies	(Note 21)
Net Investment	(Note 16)
Owner’s net investment		7,560	5,573
Accumulated other comprehensive income		188	2,434

Total Net Investment		7,748	8,007

		$18,466	$20,987

See accompanying Notes to Cenovus Carve-out Consolidated Financial Statements.

Approved by the Board

David P. O’Brien	Barry W. Harrison
Director	Director
EnCana Corporation	EnCana Corporation

Cenovus Energy	Carve-out Consolidated Financial Statements (prepared in US$)

Consolidated Statement of Cash Flows

For the years ended December 31 ($ millions)		2008	2007	2006

Operating Activities
Net earnings		$2,368	$1,404	$1,822
Depreciation, depletion and amortization		1,318	1,426	1,254
Future income taxes	(Note 9)	385	(182)	47
Unrealized (gain) loss on risk management	(Note 19)	(734)	348	(536)
Unrealized foreign exchange (gain) loss		(259)	383	-
Accretion of asset retirement obligation	(Note 15)	39	28	25
(Gain) loss on divestitures		3	4	-
Other		(32)	125	53
Net change in other assets and liabilities		(89)	(48)	(1)
Net change in non-cash working capital		(312)	(474)	301

Cash From Operating Activities		2,687	3,014	2,965

Investing Activities
Capital expenditures	(Note 5)	(2,049)	(1,545)	(1,565)
Proceeds from divestitures	(Note 6)	47	-	3
Net change in investments and other		(45)	22	-
Net change in non-cash working capital		83	(10)	(54)

Cash (Used in) Investing Activities		(1,964)	(1,533)	(1,616)

Financing Activities
Net issuance (repayment) of revolving long-term debt		(503)	(148)	74
Issuance of long-term debt		268	931	-
Repayment of long-term debt		(236)	(99)	(31)
Net financing transactions with EnCana	(Note 16)	(381)	(1,976)	(1,265)

Cash (Used in) Financing Activities		(852)	(1,292)	(1,222)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(20)	7	-

Increase (Decrease) in Cash and Cash Equivalents		(149)	196	127
Cash and Cash Equivalents (Bank Overdraft), Beginning of Year		302	106	(21)

Cash and Cash Equivalents, End of Year		$153	$302	$106

Supplemental Cash Flow Information	(Note 20)

See accompanying Notes to Cenovus Carve-out Consolidated Financial Statements.

Cenovus Energy	Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements
Prepared using Canadian Generally Accepted Accounting Principles
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2008

 1. Background and Basis of Presentation

In May 2008, the Board of Directors of EnCana Corporation (“EnCana”) unanimously approved a proposal to split EnCana into two independent energy companies–one a natural gas company and the other an integrated oil company. The proposed corporate reorganization (the “Arrangement”) was expected to close in early January 2009.

In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regain stability.

On September 10, 2009, the Board of Directors of EnCana unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement would be implemented through a court approved Plan of Arrangement and is subject to shareholder and regulatory approvals. The reorganization would result in two publicly traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one Cenovus Energy Inc. Common Share for each EnCana common share held.

The Cenovus Energy (“Cenovus”) Carve-out Consolidated Financial Statements, prepared in connection with the Arrangement, present the historical carve-out consolidated financial position, results of operations, changes in net investment and cash flows of Cenovus. The Cenovus Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana on a carve-out basis and should be read in conjunction with EnCana’s annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008. The Cenovus Carve-out Consolidated Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Cenovus been a separate entity or future results in respect of Cenovus Energy Inc., as it will exist upon completion of the Arrangement.

EnCana’s investment in Cenovus, presented as Total Net Investment in the Cenovus Carve-out Consolidated Financial Statements, includes the accumulated net earnings, accumulated other comprehensive income and accumulated net distributions to EnCana. Cenovus’s results are comprised of the historical operations, assets, liabilities and cash flows of the Integrated Oil and Canadian Plains Divisions as well as a portion of the Market Optimization and Corporate functions of EnCana.

Integrated Oil is focused on two lines of business: the exploration for, and development and production of bitumen in Canada using enhanced recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment includes EnCana’s 50 percent interest in the joint venture with ConocoPhillips (See Note 4).

Canadian Plains includes upstream exploration for, and development and production of natural gas, crude oil and natural gas liquids (“NGLs”) and other related activities in western Canada.

The operating results of Cenovus have been specifically identified based on EnCana’s existing divisional organization. Certain other expenses presented in the Consolidated Statement of Earnings represent allocations and estimates of the cost of services incurred by EnCana. These allocations and estimates were based on methodologies that Management believes to be reasonable and include unrealized mark-to-market gains and losses, administrative costs, net interest, foreign exchange gains and losses and income tax expense. The majority of the assets and liabilities of Cenovus have been identified based on the existing divisional structure, with the most significant exceptions being property, plant and equipment (“PP&E”), income taxes payable and long-term debt.

Downstream refining, market optimization and corporate depreciation, depletion and amortization has been specifically identified based on EnCana’s existing divisional structure where possible. Depletion related to upstream properties has been allocated to Cenovus based on the related production volumes utilizing the depletion rate calculated for EnCana’s consolidated Canadian cost centre.

Mark-to-market gains and losses resulting from derivative financial instruments entered into by EnCana have been allocated to Cenovus based on the related product volumes.

Salaries, benefits, pension, long-term incentives and other post-employment benefits costs, assets and liabilities have been allocated to Cenovus based on Management’s best estimate of how services were historically provided by existing employees. Costs, assets and liabilities associated with retired employees remain with EnCana.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

1. Background and Basis of Presentation (continued)

Net interest expense has been calculated primarily using the debt balance allocated to Cenovus.

Income taxes have been recorded as if Cenovus and its subsidiaries had been separate tax paying legal entities, each filing a separate tax return in its local jurisdiction. The calculation of income taxes is based on a number of assumptions, allocations and estimates, including those used to prepare the Cenovus Carve-out Consolidated Financial Statements. Cenovus’s tax pools were allocated for the Canadian cost centre based on the fair value allocation of PP&E. The calculation of income taxes at the time of the Arrangement will be determined based on the final determination of financial statement and tax balances.

PP&E related to upstream oil and gas activities are accounted for by EnCana using the full cost method of accounting. The balances related to EnCana’s Canadian upstream operations have been allocated between Cenovus and EnCana in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook Accounting Guideline AcG-16, based on the ratio of future net revenue, discounted at 10 percent, of the properties carved out to the discounted future net revenue of all proved properties in Canada using the reserve reports dated December 31, 2008 and December 31, 2007, respectively. Future net revenue is the estimated net amount to be received with respect to development and production of crude oil and natural gas reserves, the value of which has been determined by EnCana’s independent reserve evaluators.

Goodwill has been allocated to Cenovus based on the properties associated with the former business combinations on which it arose.

EnCana manages its capital structure based on a number of debt metrics. For the purpose of preparing the Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as consolidated EnCana (See Note 17). As a result, debt was allocated to Cenovus based on this ratio. Debt is defined as the current and long-term portions of Long-term Debt. Capitalization is a non-GAAP measure defined as Debt plus total net investment.

Management believes the assumptions underlying the Cenovus Carve-out Consolidated Financial Statements are reasonable. However, the Cenovus Carve-out Consolidated Financial Statements herein may not reflect Cenovus’s results of operations, financial position, and cash flows in the future or what Cenovus’s operations, financial position, and cash flows would have been if Cenovus had been a stand-alone company. EnCana’s direct investment in Cenovus is shown as Net Investment in place of Shareholders’ Equity because a direct ownership by shareholders in Cenovus does not exist at December 31, 2008 or December 31, 2007.

Related Party Transactions

Cenovus and EnCana will enter into a transition agreement that will take effect if the Arrangement is approved. This agreement will outline the settlement of carve-out balances that become third party balances at the date of the transaction. Significant transactions between Cenovus and EnCana have been identified as intercompany transactions and reflected as accounts receivable or accounts payable in the Cenovus Carve-out Consolidated Financial Statements.

 2. Summary of Significant Accounting Policies

EnCana’s functional currency is Canadian dollars; EnCana utilizes the United States (U.S.) dollar as its reporting currency since most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. For consistent presentation with EnCana’s Consolidated Financial Statements, unless otherwise indicated, the Cenovus Carve-out Consolidated Financial Statements and all dollar amounts are expressed in U.S. dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

A) Principles of Consolidation

The Cenovus Carve-out Consolidated Financial Statements include the Cenovus carve-out operations and are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). Information prepared in accordance with GAAP in the United States is included in Note 22.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investments in jointly controlled partnerships and unincorporated joint ventures carry on Cenovus’s exploration, development, production and crude oil refining businesses and are accounted for using the proportionate consolidation method, whereby Cenovus’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

B) Foreign Currency Translation

The accounts of self-sustaining operations are translated using the current rate method, whereby assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the self-sustaining operations are included in Accumulated Other Comprehensive Income (“AOCI”) as a separate component of total net investment.

Monetary assets and liabilities of Cenovus that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statement of Earnings.

C) Measurement Uncertainty

The timely preparation of the Cenovus Carve-out Consolidated Financial Statements in conformity with Canadian GAAP requires that Management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Cenovus Carve-out Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Cenovus Carve-out Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

As discussed in Note 1, PP&E related to upstream oil and gas activities for Integrated Oil and Canadian Plains has been determined based on an allocation process which used the ratio of future net revenue, discounted at 10 percent, of the respective divisions to the future net revenue, discounted at 10 percent, of all proved properties in Canada at December 31, 2008 and December 31, 2007, respectively. Future net revenue is the estimated net amount to be received with respect to development and production of crude oil and natural gas reserves.

Amounts recorded for depreciation, depletion and amortization, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of natural gas and crude oil reserves and future costs required to develop those reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and the related future cash flows are subject to measurement uncertainty, and the impact in the Cenovus Carve-out Consolidated Financial Statements of future periods could be material.

The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

The amount of compensation expense accrued for long-term performance-based compensation arrangements are subject to Management’s best estimate of whether or not the performance criteria will be met and what the ultimate payout will be.

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Cenovus’s long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus’s new capital structure post split.

Tax interpretations, regulations and legislation in the various jurisdictions in which Cenovus operates are subject to change. As such, income taxes are subject to measurement uncertainty.

D) Revenue Recognition

Revenues associated with the sales of Cenovus’s natural gas, crude oil, NGLs and petroleum and chemical products are recognized when title passes from EnCana, on Cenovus’s behalf, to the customer. Realized gains and losses from natural gas and crude oil commodity price risk management activities are recorded in revenue when the product is sold.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Market optimization revenues and purchased product are recorded on a gross basis when the title to product passes and the risks and rewards of ownership have been transferred. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided as agent are recorded as the services are provided.

Unrealized gains and losses from natural gas and crude oil commodity price risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the respective period.

E) Production and Mineral Taxes

Costs paid to non-mineral interest owners based on production of natural gas, crude oil and NGLs are recognized when the product is produced.

F) Transportation and Selling Costs

Costs paid for the transportation and selling of natural gas, crude oil and NGLs, including diluent, are recognized when the product is delivered and the services provided.

G) Employee Benefit Plans

Accruals for the obligations under the employee benefit plans and the related costs are recorded net of plan assets.

The cost of pensions and other post-employment benefits is actuarially determined using the projected benefit method based on length of service, and reflects Management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on the fair value of those assets. The accrued benefit obligation is discounted using the market interest rate on high quality corporate debt instruments as at the measurement date.

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans.

Pension expense for the defined contribution pension plans is recorded as the benefits are earned by the employees covered by the plans.

H) Income Taxes

The liability method of accounting for income taxes is followed. Under this method, future income taxes are recorded for the effect of any difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs.

I) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased.

J) Inventories

Product inventories, including petroleum and chemical products, are valued at the lower of cost and net realizable value on a first-in, first-out or weighted average cost basis.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

K) Property, Plant and Equipment

Upstream

Natural gas and crude oil properties are accounted for in accordance with the CICA guideline on full cost accounting in the oil and gas industry. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, the exploration for, and the development of natural gas and crude oil reserves, are capitalized on a country-by-country cost centre basis.

Costs accumulated within each cost centre are depreciated, depleted and amortized using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs. For purposes of this calculation, oil is converted to gas on an energy equivalent basis. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless that deduction would result in a change to the rate of depreciation, depletion and amortization of 20 percent or greater, in which case a gain or loss is recorded. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded, on a cost centre basis, from the costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. Costs that have been impaired are included in the costs subject to depreciation, depletion and amortization.

An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of:

i.  the fair value of proved and probable reserves; and
ii. the costs of unproved properties that have been subject to a separate impairment test.

Downstream Refining

The initial acquisition costs of refinery property, plant and equipment are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use and the associated asset retirement costs. Capitalized costs are not subject to depreciation until the asset is put into use, after which they are depreciated on a straight-line basis over their estimated service lives of approximately 25 years.

An impairment loss is recognized on refinery property, plant and equipment when the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the refinery asset exceeds the fair value.

Market Optimization

Midstream assets are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 35 years.

Corporate

Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Assets under construction are not subject to depreciation until put into use.

L) Capitalization of Costs

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Interest is capitalized during the construction phase of large capital projects.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

M) Amortization of Other Assets

Items included in Investments and Other Assets are amortized, where applicable, on a straight-line basis over the estimated useful lives of the assets.

N) Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually. Goodwill and all other assets and liabilities have been allocated to the country cost centre level, referred to as a reporting unit. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

O) Asset Retirement Obligation

The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made.

Asset retirement obligations include those legal obligations where Cenovus will be required to retire tangible long-lived assets such as producing well sites, natural gas processing plants, and refining facilities. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.

Actual expenditures incurred are charged against the accumulated obligation.

P) Stock-Based Compensation

Obligations for payments, cash or common shares, under EnCana’s share appreciation rights, stock options with tandem share appreciation rights attached, deferred share units and performance share units plans are accrued as compensation expense over the vesting period. Fluctuations in the price of EnCana’s common shares change the accrued compensation expense and are recognized when they occur.

Q) Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the accounting standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (“OCI”). Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents are designated as “held-for-trading” and are measured at fair value. Accounts receivable and accrued revenues and the partnership contribution receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities, the partnership contribution payable and long-term debt are designated as “other financial liabilities”. Long-term debt transaction costs, premiums and discounts are capitalized within long-term debt and amortized using the effective interest method.

Derivative Financial Instruments

Risk management assets and liabilities are derivative financial instruments classified as “held-for-trading” unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using the Mark-to-Market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses from financial derivatives related to natural gas and crude oil commodity prices are recognized in natural gas and crude oil revenues as the related sales occur. Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power costs are incurred. Unrealized gains and losses are recognized at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

Derivative financial instruments are used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Derivative financial instruments are not used for speculative purposes.

Policies and procedures are in place with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated from budgeted capital programs, and in other cases to the mitigation of market price risks for specific assets and obligations. When applicable, EnCana, on Cenovus’s behalf, identifies relationships between financial instruments and anticipated transactions, as well as its risk management objective and the strategy for undertaking the economic hedge transaction. Where specific financial instruments are executed on Cenovus’s behalf, EnCana assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

R) Recent Accounting Pronouncements

The following new and revised accounting pronouncements that have been issued that are not yet effective may have an impact on Cenovus:

•	As of January 1, 2009, Cenovus will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on Cenovus’s Carve-out Consolidated Financial Statements.

•	In February 2008, the CICA’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. Cenovus will be required to report its results in accordance with IFRS beginning in 2011. EnCana has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information for Cenovus.

The key elements of the changeover plan include:

•	determine appropriate changes to accounting policies and required amendments to financial disclosures;
•	identify and implement changes in associated processes and information systems;
•	comply with internal control requirements;
•	communicate collateral impacts to internal business groups; and
•	educate and train internal and external stakeholders.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Accounting policy alternatives and identification of implementation options are being analyzed for the corresponding process changes. The IFRS changeover plan will be updated to reflect new and amended accounting standards issued by the International Accounting Standards Board. As IFRS is expected to change prior to 2011, the impact of IFRS on Cenovus’s Carve-out Consolidated Financial Statements is not reasonably determinable at this time.

 3. Changes in Accounting Policies and Practices

On January 1, 2008, the following CICA Handbook Sections were adopted:

•	“Inventories”, Section 3031. The new standard replaces the previous inventories standard and requires inventory to be valued on a first-in, first-out or weighted average cost basis, which is consistent with Cenovus’s former accounting policy. The new standard allows the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The adoption of this standard has had no material impact on Cenovus’s Carve-out Consolidated Financial Statements.

•	“Financial Instruments–Presentation”, Section 3863 and “Financial Instruments–Disclosures”, Section 3862. The new disclosure standard increases the disclosure regarding the nature and extent of the risks associated with financial instruments and how those risks are managed (See Note 19). The new presentation standard carries forward the former presentation requirements.

•	“Capital Disclosures”, Section 1535. The new standard requires Cenovus to disclose its objectives, policies and processes for managing its capital structure (See Note 17).

 4. Joint Venture with ConocoPhillips

On January 2, 2007, EnCana became a 50 percent partner in an integrated, North American oil business with ConocoPhillips which consists of an upstream and a downstream entity. The upstream entity contribution included assets from EnCana, primarily the Foster Creek and Christina Lake properties, with a fair value of $7.5 billion and a note receivable contributed from ConocoPhillips of an equal amount. For the downstream entity, ConocoPhillips contributed its Wood River and Borger refineries, located in Illinois and Texas, respectively, for a fair value of $7.5 billion and EnCana contributed a note payable of $7.5 billion. Further information about these notes is included in Note 10.

In accordance with Canadian GAAP, these entities have been accounted for using the proportionate consolidation method with the results of operations included in the Integrated Oil Division (See Note 5).

 5. Segmented Information

Cenovus’s operations are presented in the following segments:

•	Canada includes Cenovus’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.

•	Downstream Refining is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.

•	Market Optimization is primarily responsible for the sale of Cenovus’s proprietary production. These results are included in the Canada segment. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

5. Segmented Information (continued)

•	Corporate mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all upstream production to third-party customers. Transactions between segments are based on market values and are eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Cenovus has a decentralized decision making and reporting structure. Accordingly, Cenovus is organized into Divisions as follows:

•	Integrated Oil Division is the combined total of Integrated Oil–Canada and Downstream Refining. Integrated Oil–Canada includes Cenovus’s exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil–Canada is composed of interests in the FCCL Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

•	Canadian Plains Division includes natural gas production and crude oil development and production assets located in eastern Alberta and Saskatchewan.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

5. Segmented Information (continued)

Results of Operations

Segment and Geographic Information

	Canada			Downstream Refining			Market Optimization
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006
Revenues, Net of Royalties	$5,695	$4,629	$4,928	$9,011	$7,315	$-	$1,126	$1,811	$2,041
Expenses
Production and mineral taxes	75	63	73	-	-	-	-	-	-
Transportation and selling	963	746	883	-	-	-	-	10	16
Operating	724	669	665	492	428	-	18	19	21
Purchased product	(151)	(88)	-	8,760	5,813	-	1,101	1,751	1,984

	4,084	3,239	3,307	(241)	1,074	-	7	31	20
Depreciation, depletion and amortization	1,103	1,217	1,214	188	159	-	4	5	3

Segment Income (Loss)	$2,981	$2,022	$2,093	$(429)	$915	$-	$3	$26	$17

	Corporate			Consolidated
	2008	2007	2006	2008	2007	2006
Revenues, Net of Royalties	$727	$(349)	$529	$16,559	$13,406	$7,498
Expenses
Production and mineral taxes	-	-	-	75	63	73
Transportation and selling	-	-	-	963	756	899
Operating	(11)	(2)	(8)	1,223	1,114	678
Purchased product	-	-	-	9,710	7,476	1,984

	738	(347)	537	4,588	3,997	3,864
Depreciation, depletion and amortization	23	45	37	1,318	1,426	1,254

Segment Income (Loss)	$715	$(392)	$500	3,270	2,571	2,610

Administrative				167	145	94
Interest, net				218	187	152
Accretion of asset retirement obligation				39	28	25
Foreign exchange (gain) loss, net				(250)	380	(26)
(Gain) loss on divestitures				3	4	-

				177	744	245

Net Earnings Before Income Tax				3,093	1,827	2,365
Income tax expense				725	423	543

Net Earnings From Continuing Operations				$2,368	$1,404	$1,822

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

5. Segmented Information (continued)

Results of Operations

Product and Divisional Information

	Canada Segment
	Integrated Oil–Canada			Canadian Plains			Total
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006
Revenues, Net of Royalties	$1,277	$977	$1,369	$4,418	$3,652	$3,559	$5,695	$4,629	$4,928
Expenses
Production and mineral taxes	1	-	1	74	63	72	75	63	73
Transportation and selling	571	401	530	392	345	353	963	746	883
Operating	240	229	278	484	440	387	724	669	665
Purchased product	(151)	(88)	-	-	-	-	(151)	(88)	-

Operating Cash Flow	$616	$435	$560	$3,468	$2,804	$2,747	$4,084	$3,239	$3,307

	Integrated Oil Division
	Oil*			Downstream Refining			Other*
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006
Revenues, Net of Royalties	$1,117	$738	$941	$9,011	$7,315	$-	$160	$239	$428
Expenses
Production and mineral taxes	-	-	-	-	-	-	1	-	1
Transportation and selling	526	366	476	-	-	-	45	35	54
Operating	170	159	194	492	428	-	70	70	84
Purchased product	-	-	-	8,760	5,813	-	(151)	(88)	-

Operating Cash Flow	$421	$213	$271	$(241)	$1,074	$-	$195	$222	$289

	Total
	2008	2007	2006
Revenues, Net of Royalties	$10,288	$8,292	$1,369
Expenses
Production and mineral taxes	1	-	1
Transportation and selling	571	401	530
Operating	732	657	278
Purchased product	8,609	5,725	-

Operating Cash Flow	$375	$1,509	$560

*	Oil and Other comprise Integrated Oil–Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

5. Segmented Information (continued)

Results of Operations

Product and Divisional Information

	Canadian Plains Division
	Gas			Oil & NGLs			Other
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006
Revenues, Net of Royalties	$2,301	$2,186	$2,213	$2,106	$1,453	$1,337	$11	$13	$9
Expenses
Production and mineral taxes	36	34	41	38	29	31	-	-	-
Transportation and selling	71	82	77	321	263	276	-	-	-
Operating	241	221	194	239	215	188	4	4	5

Operating Cash Flow	$1,953	$1,849	$1,901	$1,508	$946	$842	$7	$9	$4

	Total
	2008	2007	2006
Revenues, Net of Royalties	$4,418	$3,652	$3,559
Expenses
Production and mineral taxes	74	63	72
Transportation and selling	392	345	353
Operating	484	440	387

Operating Cash Flow	$3,468	$2,804	$2,747

Capital Expenditures

For the years ended December 31	2008	2007	2006

Capital
Integrated Oil–Canada	$656	$451	$745
Canadian Plains	847	846	770

Canada	1,503	1,297	1,515
Downstream Refining	478	220	-
Market Optimization	16	4	14
Corporate	52	10	15

	2,049	1,531	1,544

Acquisition Capital
Integrated Oil–Canada	-	14	21

Total	$2,049	$1,545	$1,565

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

5. Segmented Information (continued)

Additions to Goodwill

There were no additions to goodwill during 2008 or 2007.

Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and
	Equipment		Total Assets

As at December 31	2008	2007	2008	2007

Canada	$8,074	$9,495	$12,629	$15,301
Downstream Refining	4,032	3,706	4,637	4,887
Market Optimization	24	16	234	268
Corporate	80	104	966	531

Total	$12,210	$13,321	$18,466	$20,987

Property, Plant and Equipment, Goodwill and Total Assets by Geographic Region

			Property, Plant and
	Goodwill		Equipment		Total Assets

As at December 31	2008	2007	2008	2007	2008	2007

Canada	$936	$1,159	$8,178	$9,615	$13,793	$15,929
United States	-	-	4,032	3,706	4,673	5,058

Total	$936	$1,159	$12,210	$13,321	$18,466	$20,987

Export Sales

Sales of natural gas, crude oil and NGLs produced or purchased in Canada delivered to customers outside of Canada were $1,296 million (2007–$943 million; 2006–$1,419 million).

Major Customers

In connection with the marketing and sale of Cenovus’s own and purchased natural gas, crude oil and refined products for the year ended December 31, 2008, Cenovus had two customers (2007–two; 2006–none) which individually accounted for more than 10 percent of its consolidated revenues, net of royalties. Sales to these customers, major international integrated energy companies with a high quality investment grade credit rating, were approximately $8,979 million (2007–$6,916 million; 2006–nil).

 6. Divestitures

For the years ended December 31	2008	2007	2006

Integrated Oil–Canada	$8	$-	$-
Canadian Plains	39	-	3

Canada	$47	$-	$3

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

 7. Interest, Net

For the years ended December 31	2008	2007	2006

Interest Expense–Long-Term Debt	$194	$185	$141
Interest Expense–Other*	213	225	29
Interest Income*	(189)	(223)	(18)

	$218	$187	$152

*	In 2008 and 2007, Interest Expense–Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively (See Note 10).

 8. Foreign Exchange (Gain) Loss, Net

For the years ended December 31	2008	2007	2006

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$351	$(268)	$-
Translation of U.S. dollar partnership contribution receivable issued from Canada	(608)	617	-
Other Foreign Exchange (Gain) Loss	7	31	(26)

	$(250)	$380	$(26)

 9. Income Taxes

The provision for income taxes is as follows:

For the years ended December 31	2008	2007	2006

Current
Canada	$362	$432	$496
United States	(22)	173	-

Total Current Tax	340	605	496

Future	385	(35)	323
Future Tax Rate Reductions	-	(147)	(276)

Total Future Tax	385	(182)	47

	$725	$423	$543

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

9. Income Taxes (continued)

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the years ended December 31	2008	2007	2006

Net Earnings Before Income Tax	$3,093	$1,827	$2,365
Canadian Statutory Rate	29.7%	32.3%	34.7%

Expected Income Tax	917	590	821
Effect on Taxes Resulting from:
Non-deductible Canadian Crown payments	-	-	48
Canadian resource allowance	-	-	(9)
Statutory and other rate differences	(79)	17	(38)
Effect of tax rate changes	-	(147)	(276)
Effect of legislative changes	-	(76)	-
Non-taxable downstream partnership (income) loss	6	(70)	-
International financing	(127)	-	-
Foreign exchange (gains) losses not included in net earnings	11	-	-
Non-taxable capital (gains) losses	(50)	45	(2)
Other	47	64	(1)

	$725	$423	$543

Effective Tax Rate	23.4%	23.2%	23.0%

The net future income tax liability is comprised of:

As at December 31	2008	2007
Future Tax Liabilities
Property, plant and equipment in excess of tax values	$1,810	$2,082
Timing of partnership items	470	509
Risk management	185	-
Future Tax Assets
Non-capital and net capital losses carried forward	(19)	-
Risk management	-	(10)
Other	(35)	(43)

Net Future Income Tax Liability	$2,411	$2,538

The current income tax provision includes allocated amounts payable or recoverable in respect of Canadian partnership earnings allocated to Cenovus, which are included in the Carve-out Consolidated Financial Statements, for partnerships that have a year end that is after that of EnCana.

 10. Partnership Contribution Receivable/Payable

Partnership Contribution Receivable

On January 2, 2007, upon the creation of the Integrated Oil joint venture, ConocoPhillips entered into a subscription agreement for a 50 percent interest in the upstream entity in exchange for a promissory note of $7.5 billion. The note bears interest at a rate of 5.3 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution receivable shown in the Consolidated Balance Sheet represents Cenovus’s 50 percent share of this promissory note, net of payments to date.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

10. Partnership Contribution Receivable / Payable (continued)

Mandatory Receipts

	2009	2010	2011	2012	2013	Thereafter	Total
Partnership Contribution Receivable	$313	$330	$347	$366	$386	$1,405	$3,147

Partnership Contribution Payable

On January 2, 2007, upon the creation of the Integrated Oil joint venture, EnCana issued a promissory note to the downstream entity in the amount of $7.5 billion in exchange for a 50 percent interest. The note bears interest at a rate of 6.0 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution payable amounts shown in the Consolidated Balance Sheet represents Cenovus’s 50 percent share of this promissory note, net of payments to date.

Mandatory Payments

	2009	2010	2011	2012	2013	Thereafter	Total
Partnership Contribution Payable	$306	$325	$345	$366	$388	$1,433	$3,163

 11. Inventories

As at December 31	2008	2007

Product
Canada	$46	$65
Downstream Refining	323	570
Market Optimization	119	173
Parts and Supplies	15	11

	$503	$819

As a result of a significant decline in commodity prices in the latter half of 2008, Cenovus has written down its product inventory by $152 million from cost to net realizable value.

The total amount of inventories recognized as an expense during the year, including the write-down, was $8,749 million (2007–$5,752 million).

 12. Property, Plant and Equipment, Net

As at December 31	2008			2007
	Accumulated			Accumulated
	Cost	DD&A*	Net	Cost	DD&A*	Net
Canada	$16,550	$(8,476)	$8,074	$19,202	$(9,707)	$9,495
Downstream Refining	4,347	(315)	4,032	3,855	(149)	3,706
Market Optimization	38	(14)	24	29	(13)	16
Corporate	190	(110)	80	332	(228)	104

	$21,125	$(8,915)	$12,210	$23,418	$(10,097)	$13,321

* Depreciation, depletion and amortization

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

 12. Property, Plant and Equipment, Net (continued)

Canada property, plant and equipment includes internal costs directly related to exploration, development and construction activities of $96 million (2007–$117 million). Costs classified as administrative expenses have not been capitalized as part of the capital expenditures.

Upstream costs in respect of significant unproved properties and major development projects are excluded from the country cost centre’s depletable base. Unproved properties have been specifically identified based on EnCana’s existing divisional structure. Downstream Refining assets not put into use are excluded from depreciable costs. At the end of the year these costs were:

As at December 31	2008	2007	2006
Canada	$177	$160	$148
Downstream Refining	488	139	-

	$665	$299	$148

Downstream Refining expenditures capitalized during the construction phase are not subject to depreciation until put in use and total $488 million at December 31, 2008 (2007–$139 million).

The Canadian prices used in the ceiling test evaluation of Cenovus’s crude oil and natural gas reserves at December 31, 2008 were:

						Cumulative
						% Change
	2009	2010	2011	2012	2013	to 2019
Natural Gas (C$/Mcf)	6.53	6.49	6.27	6.18	6.23	5%
Crude Oil (C$/barrel)	48.31	47.38	46.83	46.45	46.14	(5)%
Natural Gas Liquids (C$/barrel)	63.41	63.59	63.59	64.26	64.27	-

 13. Investments and Other Assets

As at December 31	2008	2007
Prepaid Capital	$50	$63
Deferred Asset–Downstream Refining	134	159
Deferred Pension Plan and Savings Plan	8	21
Other	8	9

	$200	$252

 14. Long-Term Debt

Cenovus’s current and long-term debt represents an allocation of its proportionate share of EnCana’s consolidated current and long-term debt as at December 31, 2008 and December 31, 2007, respectively. EnCana will retain the legal obligations associated with all outstanding long-term debt. As a result, the long-term debt allocations presented in the Cenovus Carve-out Consolidated Financial Statements represent intercompany balances between EnCana and Cenovus in the same proportion of Canadian and U.S. dollar denominated debt and with the same terms and conditions as EnCana’s long-term debt as follows.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

14. Long-Term Debt (continued)

Revolving Credit and Term Loan Borrowings

At December 31, 2008, EnCana had in place two credit facilities totaling $4.2 billion. The facilities are extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from EnCana. The facilities bear interest at the lenders’ rates for Canadian prime, U.S. base rate, Bankers’ Acceptances or LIBOR plus applicable margins.

EnCana’s revolving credit and term loan borrowings include Bankers’ Acceptances, Commercial Paper and LIBOR loans of $1,657 million (2007–$2,001 million) maturing at various dates with a weighted average interest rate of 1.92 percent (2007–5.00 percent). These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. Based on the current maturity dates of the credit facilities, which are fully revolving for a period of up to five years, the payments are expected in 2012 and 2013.

At December 31, 2008, EnCana had available unused committed bank credit facilities in the amount of $2.6 billion.

Unsecured Notes

EnCana’s unsecured notes include medium term notes and senior notes that are issued from time to time under trust indentures.

EnCana has in place two debt shelf prospectuses for unsecured notes in the amount of $5.6 billion. The shelf prospectus provides that debt securities may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue. At December 31, 2008, $5.0 billion of the shelf prospectuses remained unutilized, the availability of which is dependent upon market conditions.

At December 31, 2008, EnCana had principal obligations for outstanding Canadian and U.S. unsecured notes totaling $7,370 million (2007–$7,559 million). The notes have maturity dates extending to February, 2038.

For the purpose of preparing the Cenovus Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as consolidated EnCana. As a result, long-term debt was allocated to Cenovus to ensure consistency with this ratio. At December 31, 2008, Cenovus has been allocated current and long-term debt of $3,036 million (2007–$3,690 million) representing approximately 34 percent (2007–39 percent) of EnCana’s consolidated long-term debt.

Net interest expense has been calculated primarily using the debt balance allocated to Cenovus. Cenovus’s weighted average interest rate on allocated debt was 5.5 percent (2007–5.6 percent).

If the Arrangement is approved, Cenovus intends to repay EnCana from new long-term debt borrowings at which time the new third party long-term debt will replace the allocated intercompany long-term debt balances. Cenovus’s long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus’s new capital structure post split.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

 15. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

As at December 31	2008	2007

Asset Retirement Obligation, Beginning of Year	$703	$479
Liabilities Incurred	20	31
Liabilities Settled	(49)	(42)
Liabilities Divested	(1)	-
Change in Estimated Future Cash Flows	69	118
Accretion Expense	39	28
Foreign Currency Translation	(133)	82
Other	-	7

Asset Retirement Obligation, End of Year	$648	$703

The total undiscounted amount of estimated cash flows required to settle the obligation is $3,189 million (2007–$3,375 million), which has been discounted using a weighted average credit-adjusted risk free rate of 6.76 percent (2007–5.90 percent). Most of these obligations are not expected to be paid for several years, or decades, in the future and will be funded from general resources at that time.

 16. Net Investment

EnCana’s investment in the operations of Cenovus is presented as Total Net Investment in the Cenovus Carve-out Consolidated Financial Statements. Total Net Investment is comprised of Owner’s Net Investment and AOCI. Owner’s Net Investment represents the accumulated net earnings of the operations and the accumulated net distributions to EnCana. AOCI includes accumulated foreign currency translation adjustments.

Net financing transactions with EnCana as presented on the Consolidated Statement of Cash Flows represent the net distributions related to funding between Cenovus and EnCana.

Stock Options

EnCana has stock-based compensation plans that allow employees to purchase Common Shares of EnCana. As a result of the carve-out process, Cenovus has been allocated the proportionate share of option plans associated with Cenovus’s expected employees. Option exercise prices approximate the market price for EnCana Common Shares on the date the options were granted. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted. All options issued subsequent to December 31, 2003 have an associated Tandem Share Appreciation Right (“TSAR”) attached to them (See Note 18).

EnCana Plan

Pursuant to the terms of a stock option plan, options may be granted to certain key employees to purchase EnCana Common Shares. Options granted on or after November 4, 1999 are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted. In addition, certain stock options granted since 2007 are performance based. The performance based stock options vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to EnCana attaining prescribed performance relative to pre-determined key measures (See Note 18).

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

16. Net Investment (continued)

Canadian Pacific Limited Replacement Plan

As part of the 2001 reorganization of Canadian Pacific Limited (“CPL”), EnCana’s former parent company, CPL stock options were replaced with stock options granted by EnCana in a manner that was consistent with the provisions of the CPL stock option plan. Under CPL’s stock option plan, options were granted to certain key employees to purchase Common Shares of CPL at a price not less than the market value of the shares at the grant date. The options expire 10 years after the grant date and are all exercisable.

The following tables summarize the information related to options to purchase Common Shares that do not have a TSAR attached to them:

As at December 31	2008		2007
		Weighted		Weighted
	Stock	Average	Stock	Average
	Options	Exercise	Options	Exercise
	(millions)	Price (C$)	(millions)	Price (C$)

Outstanding, Beginning of Year	1.6	21.52	5.5	23.09
Exercised	(1.4)	23.68	(3.9)	23.71

Outstanding, End of Year	0.2	11.62	1.6	21.52

Exercisable, End of Year	0.2	11.62	1.6	21.52

As at December 31, 2008	Outstanding Options			Exercisable Options
Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.00 to 14.50	0.2	0.9	11.62	0.2	11.62

 17. Capital Structure

EnCana’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt. EnCana’s objectives when managing its capital structure are to:

i)	maintain financial flexibility to preserve EnCana’s access to capital markets and its ability to meet its financial obligations; and
ii)	finance internally generated growth as well as potential acquisitions.

EnCana monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward EnCana’s overall debt position as measures of EnCana’s overall financial strength. Debt is defined as the current and long-term portions of long-term debt.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

17. Capital Structure (continued)

EnCana targets a Debt to Capitalization ratio of between 30 and 40 percent. For the carve-out process it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as EnCana calculated as follows:

As at December 31	2008	2007

Debt	$3,036	$3,690
Total Net Investment	7,748	8,007

Total Capitalization	$10,784	$11,697

Debt to Capitalization ratio	28%	32%

EnCana targets a Debt to Adjusted EBITDA of 1.0 to 2.0 times. Using the same calculation as EnCana at December 31, 2008, Cenovus’s Debt to Adjusted EBITDA was 0.7x (December 31, 2007–1.0x; December 31, 2006–0.8x) calculated on a trailing twelve-month basis as follows:

As at December 31	2008	2007	2006

Debt	$3,036	$3,690	$2,862

Net Earnings	$2,368	$1,404	$1,822
Add (deduct):
Interest, net	218	187	152
Income tax expense	725	423	543
Depreciation, depletion and amortization	1,318	1,426	1,254
Accretion of asset retirement obligation	39	28	25
Foreign exchange (gain) loss, net	(250)	380	(26)
(Gain) loss on divestitures	3	4	-

Adjusted EBITDA	$4,421	$3,852	$3,770

Debt to Adjusted EBITDA	0.7x	1.0x	0.8x

EnCana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, EnCana may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

EnCana’s capital management objectives and targets have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

 18. Compensation Plans

A) Pensions and Other Post-Employment Benefits

EnCana sponsors defined benefit and defined contribution plans, providing pension and other post-employment benefits (“OPEB”) to its employees.

EnCana is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing was dated December 31, 2005, and EnCana is required, by June 30, 2009, to file an actuarial valuation as at December 31, 2008.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

Cenovus has been allocated the following costs, assets and liabilities for existing employees as a result of the carve-out process. Costs, assets and liabilities associated with retired employees will remain with EnCana.

Information about defined benefit pension and other post-employment benefit plans, based on actuarial estimations as at December 31, 2008 is as follows:

Accrued Benefit Obligation

	Pension Benefits		OPEB
As at December 31	2008	2007	2008	2007

Accrued Benefit Obligation, Beginning of Year	$49	$43	$10	$8
Current service cost	1	1	1	1
Interest cost	3	2	1	1
Benefits paid	(3)	(2)	-	-
Actuarial (gain) loss	(5)	(2)	(2)	(1)
Foreign exchange (gain) loss	(9)	7	(3)	1

Accrued Benefit Obligation, End of Year	$36	$49	$7	$10

Plan Assets

	Pension Benefits		OPEB
As at December 31	2008	2007	2008	2007

Fair Value of Plan Assets, Beginning of Year	$49	$42	$-	$-
Actual gain (loss) on return of plan assets	(7)	1	-	-
Employer contributions	1	1	-	-
Benefits paid	(2)	(2)	-	-
Foreign exchange gain (loss)	(9)	7	-	-

Fair Value of Plan Assets, End of Year	$32	$49	$-	$-

Accrued Benefit Asset (Liability)

	Pension Benefits		OPEB
As at December 31	2008	2007	2008	2007

Funded Status-Plan Assets (less) than Benefit Obligation	$(4)	$-	$(7)	$(10)
Amounts Not Recognized:
Unamortized net actuarial (gain) loss	10	12	-	-
Unamortized past service cost	-	-	1	1

Accrued Benefit Asset (Liability)	$6	$12	$(6)	$(9)

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

	Pension Benefits		OPEB
As at December 31	2008	2007	2008	2007

Prepaid Benefit Cost	$6	$12	$-	$-
Accrued Benefit Cost	-	-	(6)	(9)

Net Amount Recognized	$6	$12	$(6)	$(9)

OPEB plans are funded on an as required basis.

The weighted average assumptions used to determine benefit obligations are as follows:

	Pension Benefits		OPEB
As at December 31	2008	2007	2008	2007

Discount Rate	6.25%	5.25%	6.25%	5.50%
Rate of Compensation Increase	4.16%	4.28%	6.00%	5.77%

The weighted average assumptions used to determine periodic expense are as follows:

	Pension Benefits		OPEB
As at December 31	2008	2007	2008	2007

Discount Rate	5.25%	5.00%	5.50%	5.38%
Expected Long-Term Rate of Return on Plan Assets:
Registered pension plans	6.75%	6.75%	n/a	n/a
Supplemental pension plans	3.375%	3.375%	n/a	n/a
Rate of Compensation Increase	4.28%	4.34%	6.00%	5.77%

The periodic expense for benefits is as follows:

	Pension Benefits			OPEB
For the years ended December 31	2008	2007	2006	2008	2007	2006

Current Service Cost	$1	$1	$1	$1	$1	$1
Interest Cost	3	2	2	1	1	1
Actual (Gain) Loss on Return of Plan Assets	7	(1)	(4)	-	-	-
Actuarial (Gain) Loss on Accrued Benefit Obligation	(5)	(2)	1	(2)	(1)	-
Difference Between Actual and:
Expected return on plan assets	(10)	(2)	1	-	-	-
Recognized actuarial gain (loss)	6	2	-	2	1	-
Difference Between Amortization of Past
Service Costs and Actual Plan Amendments	-	-	-	-	-	-
Amortization of Transitional Assets (Obligation)	-	-	(1)	-	-	-

Defined Benefit Plans Expense	$2	$-	$-	$2	$2	$2

Defined Contribution Plans Expense	$14	$14	$13	$-	$-	$-

Net Benefit Plan Expense	$16	$14	$13	$2	$2	$2

The average remaining service period of the active employees covered by the defined benefit pension plan is five years. The average remaining service period of the active employees covered by the OPEB plan is 11 years.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

Assumed health care cost trend rates are as follows:

As at December 31	2008	2007

Health Care Cost Trend Rate for Next Year	9.50%	10.50%
Rate that the Trend Rate Gradually Trends To	5.00%	5.00%
Year that the Trend Rate Reaches the Rate which it is Expected to Remain At	2017	2016

Assumed health care cost trend rates have an effect on the amounts reported for the OPEB plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage	One Percentage
	Point Increase	Point Decrease
Effect on Total of Service and Interest Cost	$1	$(1)
Effect on Post-Retirement Benefit Obligation	$5	$(4)

Pension plan asset allocations are as follows:

			% of Plan Assets at		Expected Long-Term
Asset Category	Target Allocation %		December 31		Rate of Return
	Normal	Range	2008	2007
Domestic Equity	35	25-45	34	39
Foreign Equity	30	20-40	25	27
Bonds	30	20-40	33	27
Real Estate and Other	5	0-20	8	7

Total	100		100	100	6.75%

The expected rate of return on plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The objective of the asset allocation policy is to manage the funded status of the plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effect on both contribution requirements and pension expense. The long-term return is expected to achieve or exceed the return from a composite benchmark comprised of passive investments in appropriate market indices. The Supplemental Pension Plan is funded through a retirement compensation arrangement and is subject to the applicable Canada Revenue Agency regulations.

The asset allocation structure is subject to diversification requirements and constraints which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

EnCana’s contributions to the pension plans are subject to the results of the actuarial valuation and direction by the Human Resources and Compensation Committee. Contributions by the participants to the pension and other benefits plans were nil for the year ended December 31, 2008 (2007–$0.1 million; 2006–$0.1 million).

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

Estimated future payment of pension and other benefits are as follows:

	Pension Benefits	OPEB
2009	$2	$-
2010	2	-
2011	3	1
2012	3	-
2013	3	1
2014–2018	17	4

Total	$30	$6

B) Tandem Share Appreciation Rights

Subsequent to December 31, 2003, all options to purchase Common Shares issued under the share option plans described in Note 16 have an associated TSAR attached to them whereby the option holder has the right to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the exercise price of the right in lieu of exercising the option. The TSARs vest and expire under the same terms and conditions as the underlying option.

The following tables summarize the information related to the TSARs:

As at December 31	2008		2007
		Weighted		Weighted
		Average		Average
	Outstanding	Exercise	Outstanding	Exercise
	TSARs	Price	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	6,202,353	48.44	5,479,125	44.99
Granted	2,140,663	70.11	1,601,206	57.70
Exercised–SARs	(475,940)	43.68	(485,809)	41.20
Exercised–Options	(12,438)	42.00	(6,335)	35.04
Forfeited	(90,900)	55.27	(385,834)	50.02

Outstanding, End of Year	7,763,738	54.64	6,202,353	48.44

Exercisable, End of Year	3,259,709	46.45	1,785,142	43.18

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

				Exercisable Options
As at December 31, 2008	Outstanding TSARs			with TSARs Attached
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price (C$)	TSARs	Life (years)	Price	TSARs	Price
20.00 to 29.99	62,741	0.37	27.66	60,501	27.66
30.00 to 39.99	1,115,856	1.12	38.22	1,075,980	38.22
40.00 to 49.99	2,761,423	2.12	48.17	1,408,513	48.10
50.00 to 59.99	1,776,585	2.90	55.92	592,732	55.73
60.00 to 69.99	1,819,016	3.94	68.24	116,551	63.99
70.00 to 79.99	142,149	4.37	74.13	5,432	70.14
80.00 to 89.99	51,453	4.41	85.50	-	-
90.00 to 99.99	34,515	4.45	92.94	-	-

	7,763,738	2.63	54.64	3,259,709	46.45

During the year, Cenovus recorded a reduction of compensation costs of $6 million related to the outstanding TSARs (2007 compensation costs–$76 million; 2006 compensation costs–$15 million).

C) Performance Tandem Share Appreciation Rights

Beginning in 2007, under the terms of the existing Employee Stock Option Plan, EnCana granted Performance Tandem Share Appreciation Rights (“Performance TSARs”) under which the employee has the right to receive a cash payment equal to the excess of the market price of EnCana Common Shares at the time of exercise over the grant price. Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to EnCana attaining prescribed performance relative to key pre-determined measures. Performance TSARs that do not vest when eligible are forfeited.

The following table summarizes the information related to the Performance TSARs:

As at December 31	2008		2007
		Weighted		Weighted
	Outstanding	Average	Outstanding	Average
	Performance	Exercise	Performance	Exercise
	TSARs	Price	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	2,582,238	56.09	-	-
Granted	3,427,785	69.40	2,643,538	56.09
Exercised–SARs	(66,612)	56.09	-	-
Exercised–Options	(1,188)	56.09	-	-
Forfeited	(166,314)	59.65	(61,300)	56.09

Outstanding, End of Year	5,775,909	63.89	2,582,238	56.09

Exercisable, End of Year	552,090	56.09	-	-

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

				Exercisable Performance
As at December 31, 2008	Outstanding Performance TSARs			TSARs
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price (C$)	TSARs	Life (years)	Price	TSARs	Price

50.00 to 59.99	2,720,291	3.08	56.09	552,090	56.09
60.00 to 69.99	3,055,618	4.08	69.40	-	-

	5,775,909	3.55	63.89	552,090	56.09

During the year, Cenovus recorded a reduction of compensation costs of $3 million related to the outstanding Performance TSARs (2007 compensation costs–$7 million; 2006–nil).

D) Share Appreciation Rights

EnCana has a program whereby employees may be granted Share Appreciation Rights (“SARs”) which entitle the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the exercise price of the right. SARs granted during 2008 are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the grant date.

The following tables summarize the information related to the SARs:

As at December 31	2008		2007
		Weighted		Weighted
		Average		Average
	Outstanding	Exercise	Outstanding	Exercise
	SARs	Price	SARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	-	-	-	-
Granted	7,540	72.07	-	-
Forfeited	(166)	69.42	-	-

Outstanding, End of Year	7,374	72.13	-	-

Exercisable, End of Year	-	-	-	-

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

As at December 31, 2008	Outstanding SARs			Exercisable SARs
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price (C$)	SARs	Life (years)	Price	SARs	Price

40.00 to 49.99	117	4.79	45.74	-	-
50.00 to 59.99	165	4.81	57.79	-	-
60.00 to 69.99	4,677	4.09	69.37	-	-
70.00 to 79.99	1,496	4.65	73.40	-	-
80.00 to 89.99	500	4.44	87.05	-	-
90.00 to 99.99	419	4.42	93.65	-	-

	7,374	4.16	72.13	-	-

During the year, Cenovus has not recorded any compensation costs related to the outstanding SARs (2007–nil; 2006–nil).

E) Performance Share Appreciation Rights

In 2008, EnCana granted Performance Share Appreciation Rights (“Performance SARs”) to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited.

The following table summarizes the information related to the Performance SARs:

As at December 31	2008		2007
		Weighted		Weighted
	Outstanding	Average	Outstanding	Average
	Performance	Exercise	Performance	Exercise
	SARs	Price	SARs	Price
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	-	-	-	-
Granted	15,256	69.40	-	-
Forfeited	(511)	69.40	-	-

Outstanding, End of Year	14,745	69.40	-	-

Exercisable, End of Year	-	-	-	-

As at December 31, 2008	Outstanding Performance SARs			Exercisable Performance SARs
Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price (C$)	SARs	Life (years)	Price	SARs	Price
60.00 to 69.99	14,745	4.08	69.40	-	-

During the year, Cenovus has not recorded any compensation costs related to the outstanding Performance SARs (2007–nil).

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

F) Deferred Share Units

EnCana has in place a program whereby Directors and certain key employees are issued Deferred Share Units (“DSUs”), which are equivalent in value to a Common Share of EnCana. DSUs granted to Directors vest immediately. DSUs expire on December 15th of the year following the Director’s resignation or employee’s termination.

The following table summarizes information related to the DSUs:

As at December 31	2008	2007
	Outstanding	Outstanding
	DSUs	DSUs
Canadian Dollar Denominated
Outstanding, Beginning of Year	312,262	459,286
Granted	45,470	41,959
Units, in Lieu of Dividends	8,418	4,936
Redeemed	(18,024)	(193,919)

Outstanding, End of Year	348,126	312,262

During the year, Cenovus recorded compensation costs of $1 million related to the outstanding DSUs (2007–$7 million; 2006–$2 million).

G) Performance Share Units

Performance Share Units (“PSUs”) were granted in 2003, 2004 and 2005 and entitled employees to receive upon vesting, either a Common Share of EnCana or a cash payment equal to the value of one Common Share of EnCana, depending upon the terms of the PSUs granted. PSUs vested over a three year period from the date granted. If EnCana’s performance was at or above a specified level compared to a pre-determined peer group, payments ranged from one half to two times the PSU. At December 31, 2008, there are no PSUs outstanding.

PSUs granted in 2003 were paid out in cash at 75 percent of the number granted. PSUs granted in 2004 were paid out in Common Shares at 100 percent of the number granted. PSUs granted in 2005 were paid out in Common Shares at 125 percent of the number granted.

The following table summarizes information related to the PSUs:

As at December 31	2008		2007
	Outstanding	Average	Outstanding	Average
	PSUs	Share Price	PSUs	Share Price
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	632,253	38.79	1,741,713	31.24
Granted	153,346	70.77	8,666	62.84
Distributed	(766,395)	45.34	(1,056,407)	26.98
Forfeited	(19,204)	38.32	(61,719)	34.38

Outstanding, End of Year	-	-	632,253	38.79

During the year, Cenovus has not recorded any compensation costs related to the outstanding PSUs (2007–$16 million; 2006–$7 million).

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

 19. Financial Instruments and Risk Management

Cenovus’s carve-out financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture.

Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

The estimated fair values of long-term borrowings approximate their carrying amount as they represent intercompany balances which are expected to be replaced with new third party long-term debt at the time of the Arrangement (See Note 14).

The fair value of financial assets and liabilities were as follows:

As at December 31	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-trading:
Cash and cash equivalents	$153	$153	$302	$302
Risk management assets*	719	719	97	97
Loans and Receivables:
Accounts receivable and accrued revenues	598	598	1,593	1,593
Partnership contribution receivable*	3,147	3,147	3,444	3,444
Financial Liabilities
Held-for-trading:
Risk management liabilities*	$40	$40	$175	$175
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,114	1,114	1,813	1,813
Long-term debt*	3,036	3,036	3,690	3,690
Partnership contribution payable*	3,163	3,163	3,451	3,451

* Including current portion.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

19. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities

Net Risk Management Position

As at December 31	2008	2007
Risk Management
Current asset	$681	$88
Long-term asset	38	9

	719	97

Risk Management
Current liability	40	174
Long-term liability	-	1

	40	175

Net Risk Management Asset (Liability)	$679	$(78)

Summary of Unrealized Risk Management Positions

As at December 31	2008			2007
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices
Natural Gas	$618	$-	$618	$78	$1	$77
Crude Oil	92	40	52	5	174	(169)
Power	9	-	9	12	-	12
Interest Rates	-	-	-	2	-	2

Total Fair Value	$719	$40	$679	$97	$175	$(78)

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at December 31	2008	2007
Prices actively quoted	$521	$(90)
Prices sourced from observable data or market corroboration	158	12

Total Fair Value	$679	$(78)

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

19. Financial Instruments and Risk Management (continued)

Net Fair Value of Commodity Price Positions at December 31, 2008

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	372 MMcf/d	2009	9.32 US$/Mcf	$446
NYMEX Fixed Price	35 MMcf/d	2010	9.21 US$/Mcf	23

Purchased Options
NYMEX Call Options	(43) MMcf/d	2009	11.75 US$/Mcf	(6)
NYMEX Put Options	115 MMcf/d	2009	9.11 US$/Mcf	120

Basis Contracts
Canada	28 MMcf/d	2009		-
Canada*		2010–2013		9

Total Unrealized Gain on Financial Contracts				592
Premiums Paid on Unexpired Options				26

Natural Gas Fair Value Position				$618

Crude Oil Contracts**
Crude Oil Fair Value Position				$52

Power Purchase Contracts
Power Fair Value Position				$9

*  On Cenovus’s behalf, EnCana has entered into swaps to protect against widening natural gas price differentials between production areas in Canada and various sales points. These basis swaps are priced using fixed prices and basis prices determined as a percentage of NYMEX.

** The Crude Oil financial positions are part of the ongoing operations of Cenovus’s proprietary production and condensate management and its share of downstream refining positions.

Net Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
For the years ended December 31	2008	2007	2006
Revenues, Net of Royalties	$(323)	$136	$51
Operating Expenses and Other	24	3	7

Gain (Loss) on Risk Management	$(299)	$139	$58

	Unrealized Gain (Loss)
For the years ended December 31	2008	2007	2006
Revenues, Net of Royalties	$727	$(349)	$529
Operating Expenses and Other	7	1	7

Gain (Loss) on Risk Management	$734	$(348)	$536

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

19. Financial Instruments and Risk Management (continued)

Reconciliation of Unrealized Risk Management Positions from January 1 to December 31, 2008

	2008		2007	2006
		Total	Total	Total
	Fair	Unrealized	Unrealized	Unrealized
	Value	Gain (Loss)	Gain (Loss)	Gain (Loss)
Fair Value of Contracts, Beginning of Year	$(78)
Change in Fair Value of Contracts in Place at
Beginning of Year and Contracts Entered into During the Year	435	$435	$(215)	$584
Fair Value of Contracts in Place at Transition
that Expired During the Year	-	-	6	10
Foreign Exchange Gain (Loss) on Canadian
Dollar Contracts	(3)	-	-	-
Fair Value of Contracts Realized During the Year	299	299	(139)	(58)

Fair Value of Contracts Outstanding	$653	$734	$(348)	$536
Premiums Paid on Unexpired Options	26

Fair Value of Contracts and Premiums Paid, End of Year	$679

Commodity Price Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, Management believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at December 31, 2008 as follows:

	Favorable 10%	Unfavorable 10%
	Change	Change
Natural gas price	107	(106)
Crude oil price	7	(7)
Power price	4	(4)

C) Risks Associated with Financial Assets and Liabilities

Cenovus is exposed to financial risks arising from its carve-out financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, EnCana has entered into various financial derivative instruments on Cenovus’s behalf. The use of these derivative instruments is governed under formal policies and is subject to limits established by EnCana’s Board of Directors. Derivative financial instruments are not used for speculative purposes.

Natural Gas–To partially mitigate the natural gas commodity price risk, EnCana has entered into option contracts and swaps on Cenovus’s behalf, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps, on Cenovus’s behalf, to manage the price differentials between these production areas and various sales points.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

19. Financial Instruments and Risk Management (continued)

Crude Oil–EnCana, on Cenovus’s behalf, has partially mitigated its exposure to the commodity price risk on its condensate supply with fixed price swaps.

Power–EnCana has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs. At December 31, 2008, Cenovus’s share of these contracts had an unrealized gain and a fair market value position of $9 million.

Credit Risk

Credit risk arises from the potential that Cenovus may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of EnCana’s Board-approved credit policies governing EnCana’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

With respect to counterparties to financial instruments, EnCana enters into contracts with the counterparties on behalf of Cenovus. At December 31, 2008, Cenovus had 4 counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.

Liquidity Risk

Liquidity risk is the risk that difficulties will be encountered in meeting a demand to fund its financial liabilities as they come due. EnCana, on behalf of Cenovus, manages its liquidity risk through cash and debt management. As disclosed in Note 17, EnCana targets a Debt to Capitalization ratio between 30 and 40 percent and a Debt to Adjusted EBITDA of 1.0 to 2.0 times to steward the overall debt position.

In managing liquidity risk, EnCana has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. EnCana believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$1,114	$-	$-	$-	$1,114
Risk Management Liabilities	40	-	-	-	40
Long-Term Debt*, **	245	536	1,128	3,504	5,413
Partnership Contribution Payable**	489	978	978	1,588	4,033

*  The long-term debt represents an allocation of EnCana’s consolidated long-term debt as discussed in Note 14. The cash outflows presented represent the proportionate share of EnCana’s cash outflows assuming that the intercompany debt will be replaced with new long-term debt borrowings with similar terms and conditions.

**	Principal and interest, including current portion.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results. Cenovus’s functional currency is Canadian dollars; for consistent presentation with EnCana’s Consolidated Financial Statements, unless otherwise indicated, the Cenovus Carve-out Consolidated Financial Statements and all dollar amounts are expressed in U.S. dollars. As the effects of foreign exchange fluctuations are embedded in Cenovus’s results, the total effect of foreign exchange fluctuations are not separately identifiable.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

19. Financial Instruments and Risk Management (continued)

To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, Cenovus has been allocated a mix of both U.S. dollar and Canadian dollar debt as disclosed in Note 14.

As disclosed in Note 8, Cenovus’s foreign exchange (gain) loss is primarily comprised of unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of the U.S. dollar partnership contribution receivable issued from Canada. At December 31, 2008, Cenovus had $1,804 million in U.S. dollar debt issued from Canada ($2,096 million at December 31, 2007) and $3,147 million related to the U.S. dollar partnership contribution receivable ($3,444 million at December 31, 2007). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in an $11 million change in foreign exchange (gain) loss at December 31, 2008 (December 31, 2007–$14 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from Cenovus’s financial assets or liabilities. EnCana partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

Cenovus’s long-term debt and associated interest expense represents an allocation of their proportionate share of EnCana’s consolidated long-term debt and net interest expense (See Note 14).

At December 31, 2008, the increase or decrease in net earnings for each one percent change in interest rates on EnCana’s floating rate debt amounts to $12 million. Cenovus’s share of EnCana’s floating rate debt would increase or decrease net earnings for each one percent change in interest rates by $4 million (2007–$5 million; 2006–$4 million).

 20. Supplementary Information

Supplementary Cash Flow Information

For the years ended December 31	2008	2007	2006
Interest Paid	$395	$408	$149
Income Taxes Paid	$508	$536	$177

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

 21. Commitments and Contingencies

Commitments

The commitments disclosed within this section reflect allocations made to Cenovus through the carve-out process based on those commitments identified as part of EnCana’s normal course of operations.

As at December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total
Pipeline Transportation	$117	$109	$93	$149	$138	$967	$1,573
Purchases of Goods and Services	564	184	7	2	2	4	763
Product Purchases	23	23	20	18	18	43	145
Operating Leases*	23	22	42	66	60	1,079	1,292
Other Long-Term Commitments	9	5	2	1	-	-	17

Total	$736	$343	$164	$236	$218	$2,093	$3,790

*	Operating leases consist of building leases.

In addition to the above, Cenovus’s share of commitments related to its risk management program are disclosed in Note 19.

Contingencies

Legal Proceedings

EnCana is involved in various legal claims associated with the normal course of operations. EnCana believes it has made adequate provisions for such claims and any provision that has been identified as part of Cenovus’s normal course of operations has been allocated to Cenovus and included in the Cenovus Carve-out Consolidated Financial Statements.

Asset Retirement

Cenovus is responsible for the retirement of long-lived assets related to its oil and gas properties, refining facilities and Midstream facilities at the end of their useful lives. Cenovus has recognized a liability of $648 million based on current legislation and estimated costs. Actual costs may differ from those estimated due to changes in legislation and changes in costs.

Income Tax Matters

The operations of Cenovus are complex, and related tax interpretations, regulations and legislation in the various jurisdictions that Cenovus operates in are continually changing. As a result, there are usually some tax matters under review. Management believes that the provision for taxes is adequate.

 22. United States Accounting Principles and Reporting

The Cenovus Carve-out Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP are described in this note.

The allocations used in the preparation of this note are consistent with those used in preparation of the Cenovus Carve-out Consolidated Financial Statements for Canadian GAAP purposes.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

Reconciliation of Net Earnings Under Canadian GAAP to U.S. GAAP

For the years ended December 31	Note	2008	2007	2006
Net Earnings–Canadian GAAP		$2,368	$1,404	$1,822
Increase (Decrease) in Net Earnings Under U.S. GAAP:
Revenues, net of royalties	A	-	(5)	63
Operating	E ii)	(12)	1	(5)
Depreciation, depletion and amortization	B, E ii)	29	148	(1,146)
Administrative	E ii)	(14)	1	(4)
Interest, net	A	-	-	(3)
Stock-based compensation–options	D	1	(3)	-
Income tax expense	F	(32)	(87)	317

Net Earnings Before Change in Accounting Policy–U.S. GAAP		2,340	1,459	1,044
Cumulative Effect of Change in Accounting Policy, net of tax	E ii)	-	-	(6)

Net Earnings–U.S. GAAP		$2,340	$1,459	$1,038

Consolidated Statement of Earnings–U.S. GAAP

For the years ended December 31	Note	2008	2007	2006
Revenues, Net of Royalties	A	$16,559	$13,401	$7,561
Expenses
Production and mineral taxes		75	63	73
Transportation and selling		963	756	899
Operating	E ii)	1,235	1,113	683
Purchased product		9,710	7,476	1,984
Depreciation, depletion and amortization	B, E ii)	1,289	1,278	2,400
Administrative	E ii)	181	144	98
Interest, net	A	218	187	155
Accretion of asset retirement obligation		39	28	25
Foreign exchange (gain) loss, net		(250)	380	(26)
Stock-based compensation–options	D	(1)	3	-
(Gain) loss on divestitures		3	4	-

Net Earnings Before Income Tax		3,097	1,969	1,270
Income tax expense	F	757	510	226

Net Earnings Before Change in Accounting
Policy–U.S. GAAP		2,340	1,459	1,044
Cumulative Effect of Change in Accounting Policy, net of tax	E ii)	-	-	(6)

Net Earnings–U.S. GAAP		$2,340	$1,459	$1,038

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

Consolidated Statement of Owner’s Net Investment–U.S. GAAP

For the years ended December 31	Note	2008	2007	2006
Owner’s Net Investment, Beginning of Year		$4,871	$5,365	$5,592
Net Earnings–U.S. GAAP		2,340	1,459	1,038
Net Distributions to EnCana	D	(378)	(1,953)	(1,265)

Owner’s Net Investment, End of Year		$6,833	$4,871	$5,365

Consolidated Statement of Comprehensive Income–U.S. GAAP

For the years ended December 31	Note	2008	2007	2006
Net Earnings–U.S. GAAP		$2,340	$1,459	$1,038
Foreign Currency Translation Adjustment	B, E ii), G	(2,075)	1,133	97
Compensation Plans	G	(8)	-	-

Comprehensive Income		$257	$2,592	$1,135

Consolidated Statement of Accumulated Other Comprehensive Income–U.S. GAAP

For the years ended December 31	Note	2008	2007	2006
Balance, Beginning of Year		$2,290	$1,157	$1,072
Foreign Currency Translation Adjustment	B, E ii), G	(2,075)	1,133	97
Compensation Plans	G	(8)	-	(12)

Balance, End of Year		$207	$2,290	$1,157

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

Condensed Consolidated Balance Sheet

		2008		2007
As at December 31	Note	As Reported	U.S GAAP	As Reported	U.S. GAAP
Assets
Current Assets		$2,248	$2,248	$3,099	$3,099
Property, Plant and Equipment	B, C, E ii)
(includes unproved properties and major development projects of $665 and $299 as of December 31, 2008 and 2007, respectively)		21,125	21,132	23,418	23,407
Accumulated Depreciation, Depletion and Amortization		(8,915)	(9,798)	(10,097)	(11,237)

Property, Plant and Equipment, net		12,210	11,334	13,321	12,170
(Full Cost Method for Oil and Gas Activities)
Investments and Other Assets	E i)	200	183	252	234
Partnership Contribution Receivable		2,834	2,834	3,147	3,147
Risk Management		38	38	9	9
Goodwill		936	936	1,159	1,159

		$18,466	$17,573	$20,987	$19,818

Liabilities and Net Investment
Current Liabilities	A, E i), ii), F	$1,798	$1,918	$3,125	$3,223
Long-Term Debt		2,952	2,952	3,418	3,418
Other Liabilities	A, E i), ii)	52	65	32	40
Partnership Contribution Payable		2,857	2,857	3,163	3,163
Risk Management		-	-	1	1
Asset Retirement Obligation		648	648	703	703
Future Income Taxes	F	2,411	2,093	2,538	2,109

		10,718	10,533	12,980	12,657

Net Investment
Owner’s Net Investment	D	7,560	6,833	5,573	4,871
Accumulated Other Comprehensive Income	G	188	207	2,434	2,290

Total Net Investment		7,748	7,040	8,007	7,161

		$18,466	$17,573	$20,987	$19,818

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

Condensed Consolidated Statement of Cash Flows–U.S. GAAP

For the years ended December 31	2008	2007	2006
Operating Activities
Net earnings	$2,340	$1,459	$1,038
Depreciation, depletion and amortization	1,289	1,278	2,400
Future income taxes	416	(168)	(270)
Unrealized (gain) loss on risk management	(734)	353	(589)
Unrealized foreign exchange (gain) loss	(259)	383	-
Accretion of asset retirement obligation	39	28	25
(Gain) loss on divestitures	3	4	-
Other	(5)	120	61
Net change in other assets and liabilities	(89)	(48)	(1)
Net change in non-cash working capital	(316)	(417)	301

Cash From Operating Activities	$2,684	$2,992	$2,965

Cash (Used in) Investing Activities	$(1,964)	$(1,533)	$(1,616)

Cash From (Used in) Financing Activities	$(849)	$(1,270)	$(1,222)

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

Notes:

A) Derivative Instruments and Hedging

On January 1, 2004, Cenovus implemented under Canadian GAAP, EIC 128 “Accounting For Trading, Speculative or Non-Hedging Derivative Financial Instruments” which requires derivatives not designated as hedges to be recorded in the balance sheet as either assets or liabilities at their fair value. Changes in the derivatives’ fair value are recognized in current period earnings. Under the transitional rules any gain or loss at the implementation date is deferred and recognized into revenue once realized. Currently, Management has not designated any of the financial instruments as hedges.

The adoption of EIC 128 at January 1, 2004 resulted in the recognition of a deferred loss which was recognized into earnings when realized. As at December 31, 2007, under Canadian GAAP, the remaining transition amount has been fully recognized into net earnings resulting in a $5 million decrease to revenue and $0.3 million increase to interest.

For U.S. GAAP, Cenovus adopted Statement of Financial Accounting Standards (“SFAS”) 133 effective January 1, 2001. SFAS 133 requires that all derivatives be recorded in the balance sheet as either assets or liabilities at their fair value. Changes in the derivatives’ fair value are recognized in current period earnings unless specific hedge accounting criteria are met. Management has currently not designated any of the financial instruments as hedges for U.S. GAAP purposes under SFAS 133. Any gain or loss on implementation of SFAS 133 was recorded in Other Comprehensive Income. These transitional amounts are recognized into net earnings as the positions are realized.

Unrealized gain (loss) on derivatives relate to:

For the years ended December 31	2008	2007	2006
Commodity Prices (Revenues, net of royalties)	$727	$(354)	$592
Operating Expenses and Other	7	1	7

Total Unrealized Gain (Loss)	$734	$(353)	$599

In 2007, the remaining balance related to the transitional amounts in Accumulated Other Comprehensive Income was recognized in net earnings for U.S. GAAP.

B) Full Cost Accounting

Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum, net of applicable income taxes, of the present value, discounted at 10 percent, of the estimated future net revenues calculated on the basis of estimated value of future production from proved reserves using oil and gas prices at the balance sheet date, less related unescalated estimated future development and production costs, plus unimpaired unproved property costs. Depletion charges under U.S. GAAP are also calculated by reference to proved reserves estimated using oil and gas prices at the balance sheet date.

Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecast pricing and future development and production costs to determine whether impairment exists. The impairment amount is measured using the fair value of proved and probable reserves. Depletion charges under Canadian GAAP are also calculated by reference to proved reserves estimated using estimated future prices and costs.

At December 31, 2008, Cenovus’s capitalized costs of oil and gas properties in Canada exceeded the full cost ceiling resulting in a non-cash U.S. GAAP write-down of $60 million charged to DD&A ($45 million after-tax) (2007–nil; 2006–$1.2 billion charged to DD&A, $838 million after-tax). Additional depletion was also recorded in 2001, and certain prior years, as a result of the ceiling test difference between Canadian GAAP and U.S. GAAP. As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.

The U.S. GAAP adjustment for the difference in depletion calculations results in an impact to DD&A charges and foreign currency translation adjustment of $92.4 million decrease and $8.5 million decrease respectively (2007–$147.8 million decrease and $8.9 million increase; 2006–$38 million decrease and $0.6 million decrease).

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

C) Property, Plant and Equipment Allocation

Net property, plant and equipment related to Canadian upstream oil and gas activities has been allocated for U.S. GAAP carve-out purposes using the same methodology as the carve-out allocation for Canadian GAAP purposes.

The balances related to Canadian upstream operations have been allocated between Cenovus and EnCana in accordance with the CICA Handbook Accounting Guideline ACG-16, based on the ratio of future net revenue, discounted at 10 percent, of the properties carved out to the discounted future net revenue of all proved properties in Canada using the reserve reports dated December 31, 2008 and December 31, 2007. Future net revenue is the estimated net amount to be received with respect to development and production of crude oil and natural gas reserves, the value of which has been determined by EnCana’s independent reserve evaluators.

D) Stock-Based Compensation–Canadian Pacific Limited Reorganization

Under Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, compensation expense must be recorded if the intrinsic value of the stock options is not exactly the same immediately before and after an equity restructuring. As part of the corporate reorganization of CPL, an equity restructuring occurred which resulted in CPL stock options being replaced with stock options granted by EnCana, as described in Note 18. This resulted in the replacement options having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

E) Compensation Plans

i)	Pensions and Other Post-Employment Benefits

For the year ended December 31, 2006, Cenovus adopted, for U.S. GAAP purposes, SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS 158 requires EnCana to recognize the over-funded or under-funded status of defined benefit and post-employment plans on the balance sheet as an asset or liability and to recognize changes in the funded status through Other Comprehensive Income. Canadian GAAP does not require Cenovus to recognize the funded status of these plans on its balance sheet.

ii)	Liability-Based Stock Compensation Plans

Under Canadian GAAP, obligations for liability-based stock compensation plans are recorded using the intrinsic-value method of accounting. For U.S. GAAP purposes, Cenovus adopted SFAS 123(R), ”Share-Based Payment” for the year ended December 31, 2006 using the modified-prospective approach. Under SFAS 123(R), the intrinsic-value method of accounting for liability-based stock compensation plans is no longer an alternative. Liability-based stock compensation plans, including tandem share appreciation rights, performance tandem share appreciation rights, share appreciation rights, performance share appreciation rights and deferred share units, are required to be re-measured at fair value at each reporting period up until the settlement date.

To the extent compensation cost relates to employees directly involved in natural gas and crude oil exploration and development activities, certain amounts are capitalized to property, plant and equipment. Amounts not capitalized are recognized as administrative expenses or operating expenses. The current period adjustments have the following impact:

•	Net property, plant and equipment increased by $14.6 million (2007–$3.5 million decrease)
•	Current liabilities increased by $41.4 million (2007–$6.0 million decrease)
•	Other liabilities decreased by $0.2 million (2007–$1.4 million decrease)
•	Other comprehensive income increased by $3.0 million (2007–$0.2 million increase)
•	Operating expenses increased by $11.6 million (2007–$0.9 million decrease)
•	Administrative expenses increased by $14.5 million (2007–$1.0 million decrease)
•	Depreciation, depletion and amortization expenses increased by $3.8 million (2007–$0.5 million decrease)

As Cenovus adopted SFAS 123(R) using the modified prospective approach, prior periods have not been restated.

SFAS 123(R), under the modified prospective approach, requires the cumulative impact of a change in an accounting policy to be presented in the current year Consolidated Statement of Earnings. The cumulative effect, net of tax, of initially adopting SFAS 123(R) January 1, 2006 was a loss of $6 million.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

F) Income Taxes

Under U.S. GAAP, enacted tax rates and legislative changes are used to calculate current and future income taxes; whereas Canadian GAAP uses substantively enacted tax rates and legislative changes. In 2007, a Canadian tax legislative change was substantively enacted for Canadian GAAP; however, this tax legislative change was not considered enacted for U.S. GAAP by December 31, 2007. This tax legislative change was still not considered enacted for U.S. GAAP by December 31, 2008. Accordingly, there was no difference in 2008 (2007–increase to income tax expense of $76 million; 2006–nil) for U.S. GAAP.

The remaining differences resulted from the future income tax adjustments included in the Reconciliation of Net Earnings under Canadian GAAP to U.S. GAAP and the Condensed Consolidated Balance Sheet include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

The following table provides a reconciliation of the statutory rate to the actual tax rate:

For the years Ended December 31	2008	2007	2006
Net Earnings Before Income Tax–U.S. GAAP	$3,097	$1,969	$1,270
Canadian Statutory Rate	29.7%	32.3%	34.7%

Expected Income Tax	919	636	441
Effect on Taxes Resulting from:
Non-deductible Canadian Crown payments	-	-	48
Canadian resource allowance	-	-	(9)
Statutory and other rate differences	(79)	17	(38)
Effect of tax rate changes	-	(147)	(276)
Non-taxable downstream partnership income	6	(70)	-
International financing	(127)	-	-
Foreign exchange (gains) losses not included in net earnings	11	-	-
Non-taxable capital (gains) losses	(50)	45	(2)
Other	77	29	62

Income Tax–U.S. GAAP	$757	$510	$226

Effective Tax Rate	24.4%	25.9%	17.8%

The net future income tax liability is comprised of:

As at December 31	2008	2007
Future Tax Liabilities
Property, plant and equipment in excess of tax values	$1,737	$1,978
Timing of partnership items	470	509
Other	185	-

Future Tax Assets
Non-capital and net operating losses carried forward	(19)	-
Other	(280)	(378)

Net Future Income Tax Liability	$2,093	$2,109

G) Other Comprehensive Income

SFAS 158 requires a change in the funded status of defined benefit and post-employment plans to be recognized on the balance sheet and changes in the funded status through comprehensive income. In 2008, a loss of $7.5 million, net of tax was recognized in other comprehensive income (2007–$nil) as noted in E i). On adoption of SFAS 158, as required, the transitional amount of $12 million, net of tax was booked directly to Accumulated Other Comprehensive Income.

The foreign currency translation adjustment includes the effect of the accumulated U.S. GAAP differences.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

H) Joint Venture with ConocoPhillips

Under Canadian GAAP, the Integrated Oil operations that are jointly controlled are proportionately consolidated. U.S. GAAP requires the Downstream Refining operations included in the Integrated Oil Division be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments does not require reconciliation from Canadian to U.S. GAAP if the joint venture is jointly controlled by all parties having an equity interest in the entity. This is the case for the Downstream Refining operations. Equity accounting for the Downstream Refining operations would have no impact on EnCana’s net earnings or retained earnings. As required, the following disclosures are provided for the Downstream Refining operations of the joint venture.

Income Statement
For the year ended December 31	2008	2007
Operating Cash Flow (See Note 5)	$(241)	$1,074
Depreciation, depletion and amortization	(188)	(159)
Other	19	(5)

Net Income	$(410)	$910

Balance Sheet
As at December 31	2008	2007
Current Assets	$321	$1,172
Long-term Assets	4,157	3,851
Current Liabilities	422	644
Long-term Liabilities	35	21

Statement of Cash Flows
For the year ended December 31	2008	2007
Cash From Operating Activities	$118	$885
Cash (Used in) Investing Activities	(519)	(322)
Cash (Used in) From Financing Activities	-	-

I) Recent Accounting Pronouncements

As of January 1, 2008, Cenovus adopted, for U.S. GAAP purposes, SFAS 157, ”Fair Value Measurements”. SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This standard applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. The adoption of this standard did not have a material impact on Cenovus’s Carve-out Consolidated Financial Statements.

As of January 1, 2008, Cenovus adopted, for U.S. GAAP purposes, measurement requirements under SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This standard also requires EnCana to measure the funded status of a plan as of the balance sheet date. The adoption of the change in measurement date did not have a material impact on Cenovus’s Carve-out Consolidated Financial Statements.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This standard became effective November 15, 2008 following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section, 411 “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP. The adoption of this standard did not have a material impact on Cenovus’s Carve-out Consolidated Financial Statements.

Cenovus has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on Cenovus:

•	As of January 1, 2009, Cenovus will be required to adopt, for U.S. GAAP purposes, SFAS 141(R), “Business Combinations”, which replaces SFAS 141. This revised standard requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination. The adoption of this standard will impact Cenovus’s U.S. GAAP accounting treatment of business combinations entered into after January 1, 2009.

•	As of January 1, 2009, Cenovus will be required to adopt, for U.S. GAAP purposes, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51”. This standard requires a noncontrolling interest in a subsidiary to be classified as a separate component of equity. The standard also changes the way the U.S. GAAP Consolidated Statement of Earnings is presented by requiring net earnings to include the amounts attributable to both the parent and the noncontrolling interest and to disclose these respective amounts. The adoption of this standard should not have a material impact on Cenovus’s Carve-out Consolidated Financial Statements.

•	As of December 31, 2009, Cenovus will be required to prospectively adopt the new reserves requirements that arise from the completion of the SEC’s project, Modernization of Oil and Gas Reporting. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. Additionally, oil and gas reserves will be reported using an average price based upon the prior 12-month period rather than year-end prices. The new rules will affect the reserve estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes. Cenovus is assessing the impact these new rules will have on its Consolidated Financial Statements.

Cenovus Energy	Notes to Carve-out Consolidated Financial Statements (prepared in US$)

Cenovus Energy

Management’s Discussion and Analysis

For the Year Ended December 31, 2008

(U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) has been prepared in respect of the assets to be held by Cenovus Energy Inc. upon completion of a proposed corporate reorganization (the “Arrangement”). This MD&A should be read in conjunction with the audited Cenovus Energy (“Cenovus”) Carve-out Consolidated Financial Statements for the years ended December 31, 2008 and 2007, as well as EnCana Corporation’s annual audited Consolidated Financial Statements and MD&A for the years ended December 31, 2008 and 2007. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document.

The Cenovus Carve-out Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This document is dated effective September 10, 2009.

Readers can find the definition of certain terms used in this document in the disclosure regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to Cenovus contained in the Advisories section located at the end of this document.

Proposed Arrangement

In May 2008, the Board of Directors of EnCana Corporation (“EnCana”) unanimously approved a proposal to split EnCana into two independent energy companies–one a natural gas company and the other an integrated oil company. The proposed Arrangement was expected to close in early January 2009.

In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regain stability.

On September 10, 2009, the Board of Directors of EnCana unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to shareholder and regulatory approvals. The reorganization would result in two publicly traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one Cenovus Energy Inc. Common Share for each EnCana common share held.

Basis of Presentation

The Cenovus Carve-out Consolidated Financial Statements, which are discussed below, present the historic carve-out consolidated financial position, results of operations, changes in net investment and cash flows of Cenovus. The Cenovus Carve-out Consolidated Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Cenovus been a separate entity or future results in respect of Cenovus Energy Inc. as it will exist upon completion of the Arrangement. The basis of presentation is more fully described in the Critical Accounting Policies and Estimates section of this MD&A.

Current Economic Environment

Economic conditions have improved slightly from the start of 2009, however the current economic environment remains challenging and uncertain amidst a global recession, low commodity prices and volatile financial markets.

In this environment, EnCana, in respect of the assets and operations of Cenovus, is highly focused on the key business objectives of meeting production targets, generating significant free cash flow, optimizing capital investments and minimizing operating costs, as part of EnCana’s overall strategic and financial plans. In light of the current market situation, EnCana, in respect of the assets and operations of Cenovus, has a measured, flexible approach to 2009 investment and has a capital program with the flexibility to adjust investment up or down depending upon how economic circumstances unfold during the year.

Cenovus’s Business

Cenovus’s results are comprised of the historical operations, assets, liabilities and cash flows of the Integrated Oil and Canadian Plains Divisions as well as a portion of the Market Optimization and Corporate functions of EnCana.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Cenovus’s operations are presented in the following segments:

•	Canada includes Cenovus’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.

•	Downstream Refining is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.

•	Market Optimization is primarily responsible for the sale of Cenovus’s proprietary production. These results are included in the Canada segment. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all upstream production to third-party customers. Transactions between segments are based on market values and are eliminated on consolidation. Segmented financial information is presented on an after eliminations basis.

Cenovus has a decentralized decision making and reporting structure. Accordingly, Cenovus is organized into Divisions as follows:

•	Integrated Oil Division is the combined total of Integrated Oil–Canada and Downstream Refining. Integrated Oil–Canada includes Cenovus’s exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil–Canada is composed of interests in the FCCL Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

•	Canadian Plains Division includes natural gas production and crude oil development and production assets located in eastern Alberta and Saskatchewan.

2008 Overview

In 2008 compared to 2007, Cenovus:

•	Grew crude oil production 13 percent at Foster Creek and Christina Lake to 30,183 bbls/d;
•	Reported a 58 percent increase in liquids prices, excluding financial hedges, to $74.00 per barrel (“bbl”) and a 28 percent increase in natural gas prices, excluding financial hedges, to $7.76 per thousand cubic feet (“Mcf”). Realized hedging losses were $213 million after-tax in 2008 compared to gains of $97 million after-tax in 2007;
•	Added net proved natural gas reserves of 167 billion cubic feet (“Bcf”) and crude oil and NGLs reserves of approximately 119 million barrels (“MMbbls”);
•	Obtained regulatory approval for the Coker and Refinery Expansion (“CORE”) project at the Wood River refinery;
•	Reported a $1,315 million decrease in operating cash flows from downstream operations. Refined products averaged 224,000 barrels per day (“bbls/d”) net to Cenovus in 2008 compared to 228,500 bbls/d in 2007;
•	Reported Cash Flow of $3,088 million in 2008 compared to $3,536 million in 2007;
•	Reported Operating Earnings of $1,629 million in 2008 compared to $1,802 million in 2007;
•	Reported a 69 percent increase in Net Earnings to $2,368 million primarily due to after-tax unrealized mark-to-market hedging gains of $519 million in 2008 compared with losses of $244 million in 2007;
•	Reported Free Cash Flow of $1,039 million compared to $2,005 million in 2007;
•	Reported a 7 percent decrease in Canadian Plains crude oil production to 66,157 bbls/d; and
•	Reported a 6 percent decrease in natural gas production to 905 million cubic feet (“MMcf”) of gas per day (“MMcf/d”).

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Business Environment

Cenovus’s financial results are significantly influenced by fluctuations in commodity prices, which include price differentials, crack spreads and the U.S./Canadian dollar exchange rate. The following table shows select market benchmark prices and foreign exchange rates to assist in understanding Cenovus’s financial results:

		2008 vs		2007 vs
(Average for the year ended December 31)	2008	2007	2007	2006	2006
Natural Gas Price Benchmarks
AECO (C$/Mcf)	$8.13	23%	$6.61	−5%	$6.98
NYMEX ($/MMBtu)	9.04	32%	6.86	−5%	7.22
Basis Differential ($/MMBtu) AECO/NYMEX	1.23	64%	0.75	−29%	1.06
Crude Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	99.75	38%	72.41	9%	66.25
Western Canadian Select (WCS) ($/bbl)	79.70	61%	49.50	11%	44.69
Differential–WTI/WCS ($/bbl)	20.05	−12%	22.91	6%	21.56
Refining Margin Benchmark
Chicago 3-2-1 Crack Spread ($/bbl)(1)	11.22	−37%	17.67	32%	13.38
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.938	1%	0.930	5%	0.882

(1)	3-2-1 Crack Spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of gasoline and one barrel of diesel. 2006 value is calculated using Low Sulphur Diesel; 2007 and 2008 values are calculated using Ultra Low Sulphur Diesel.

The following table shows benchmark information on a quarterly basis to assist in understanding quarterly volatility in prices and foreign exchange rates that have impacted Cenovus’s financial results.

Quarterly Market Benchmark Prices and Foreign Exchange Rates

(Average for the period)	2008	Q4	Q3	Q2	Q1	2007	Q4	Q3	Q2	Q1
Natural Gas Price Benchmarks
AECO (C$/Mcf)	$8.13	$6.79	$9.24	$9.35	$7.13	$6.61	$6.00	$5.61	$7.37	$7.46
NYMEX ($/MMBtu)	9.04	6.94	10.24	10.93	8.03	6.86	6.97	6.16	7.55	6.77
Basis Differential ($/MMBtu) AECO/NYMEX	1.23	1.10	1.28	1.71	0.84	0.75	0.85	0.84	0.90	0.40
Crude Oil Price Benchmarks
WTI ($/bbl)	99.75	59.08	118.22	123.80	97.82	72.41	90.50	75.15	65.02	58.23
WCS ($/bbl)	79.70	39.95	100.22	102.18	76.37	49.50	56.85	52.71	45.84	41.77
Differential–WTI/WCS ($/bbl)	20.05	19.13	18.00	21.62	21.45	22.91	33.65	22.44	19.18	16.46
Refining Margin Benchmark
Chicago 3-2-1 Crack Spread ($/bbl)(1)	11.22	6.31	17.29	13.60	7.69	17.67	9.17	18.48	30.12	12.90
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.938	0.825	0.961	0.990	0.996	0.930	1.019	0.957	0.911	0.854

(1)	3-2-1 Crack Spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of gasoline and one barrel of diesel. 2007 and 2008 values are calculated using Ultra Low Sulphur Diesel.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Carve-out Consolidated Financial Results

($ millions)	2008	Q4	Q3	Q2	Q1	2007	Q4	Q3	Q2	Q1	2006

Total Consolidated

Cash Flow(1)	$3,088	$(174)	$1,123	$1,228	$911	$3,536	$777	$900	$1,132	$727	$2,665

Net Earnings	2,368	380	1,299	522	167	1,404	412	313	536	143	1,822

Operating Earnings(2)	1,629	(123)	611	710	431	1,802	364	460	628	350	1,179

Total Assets	18,466					20,987					14,422

Total Long-Term Debt	3,036					3,690					2,862

Revenues, Net of Royalties	16,559	3,207	5,533	4,381	3,438	13,406	3,831	3,544	3,311	2,720	7,498

(1)	Cash Flow is a non-GAAP measure and is defined under the Cash Flow section of this MD&A.
(2)	Operating Earnings is a non-GAAP measure and is defined under the Operating Earnings section of this MD&A.

 Cash Flow

Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital. While cash flow is considered non-GAAP, it is commonly used in the oil and gas industry to assist Management and investors in measuring its ability to finance capital programs and meet financial obligations.

Summary of Cash Flow

($ millions)	2008	2007	2006
Cash From Operating Activities	$2,687	$3,014	$2,965
(Add back) deduct:
Net change in other assets and liabilities	(89)	(48)	(1)
Net change in non-cash working capital	(312)	(474)	301

Cash Flow	$3,088	$3,536	$2,665

2008 versus 2007
Cenovus’s 2008 Cash Flow of $3,088 million decreased $448 million or 13 percent compared to 2007 Cash Flow of $3,536 million.

The decrease in Cash Flow in 2008 compared with 2007 resulted from:

•	Operating cash flows from downstream operations decreased $1,315 million primarily due to weaker refining margins and higher purchased product costs. In particular, in the fourth quarter of 2008 compared with the same period in 2007, operating cash flows from downstream operations decreased $760 million primarily due to weaker refining margins and higher purchased product costs;

•	Realized financial natural gas, crude oil and other commodity hedging losses of $213 million after-tax in 2008 compared to gains of $97 million after-tax in 2007;

•	Natural gas production volumes in 2008 decreased 6 percent to 905 MMcf/d from 966 MMcf/d in 2007. Natural gas production volumes in the fourth quarter of 2008 decreased 7 percent to 879 MMcf/d from 945 MMcf/d in the fourth quarter of 2007;

•	Increases in transportation and selling, operating, interest and administrative expenses in 2008 compared to 2007; and

•	Crude oil and natural gas liquid volumes in 2008 decreased 1 percent to 100,250 bbls/d compared to 101,702 bbls/d in 2007.

Cash Flow was increased by:

•	Average natural gas prices, excluding financial hedges, increased 28 percent to $7.76 per Mcf in 2008 compared to $6.08 per Mcf in 2007;

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

•	Average liquids prices, excluding financial hedges, increased 58 percent to $74.00 per bbl in 2008 compared to $46.69 per bbl in 2007; and

•	In addition to the reduction in current tax associated with realized financial hedging mentioned above, current income tax decreased primarily as a result of accelerated write-offs for certain downstream refining capital expenditures and increased benefits from international financing partially offset by a one time tax recovery of $76 million in 2007 for a Canadian tax legislative change.

2007 versus 2006
Cenovus’s 2007 Cash Flow of $3,536 million increased $871 million or 33 percent compared to 2006 Cash Flow of $2,665 million.

The increase in Cash Flow in 2007 compared with 2006 resulted from:

•	Operating Cash Flow from Downstream operations was $1,074 million in 2007 with no comparative amount in 2006;

•	Average liquids prices, excluding financial hedges, increased 15 percent to $46.69 per bbl in 2007 compared to $40.56 per bbl in 2006; and

•	Realized financial natural gas, crude oil and other hedging gains were $97 million after-tax in 2007 compared with gains of $38 million after-tax in 2006.

Cash Flow was reduced by:

•	Liquids production volumes decreased 19 percent to 101,702 bbls/d in 2007 from 124,945 bbls/d in 2006. This decrease reflects the increased production volumes at Foster Creek offset by Cenovus’s 50 percent contribution of the Foster Creek and Christina Lake properties to the joint venture with ConocoPhillips, relatively unchanged production from the Pelican Lake and Weyburn properties and natural declines in production mainly from conventional properties;

•	Natural gas production volumes in 2007 decreased 5 percent to 966 MMcf/d from 1,019 MMcf/d in 2006;

•	Increases in operating, administrative and interest expenses in 2007 compared to 2006; and

•	Current tax expense increased $109 million to $605 million in 2007 primarily from increased operating cash flows from Downstream operations offset partially by current tax on lower operating cash flows from Foster Creek and Christina Lake.

 Net Earnings

2008 versus 2007
Cenovus’s 2008 Net Earnings were $2,368 million, an increase of $964 million compared to 2007. In addition to the items affecting Cash Flow as detailed previously, significant items affecting Net Earnings were:

•	Non-operating foreign exchange gains of $220 million after-tax in 2008 compared to losses of $301 million after-tax in 2007;

•	Unrealized mark-to-market hedging gains of $519 million after-tax in 2008 compared to losses of $244 million after-tax in 2007;

•	Depreciation, depletion and amortization (“DD&A”) decreased $108 million in 2008 compared to 2007 primarily due to the decrease in production volumes and lower DD&A rates; and

•	Future income tax increased primarily as a result of the non-operating foreign exchange gains and unrealized mark-to-market hedging gains mentioned above, accelerated write-offs for certain downstream refining capital expenditures and the effect of the reduction in Canadian federal corporate tax rates reflected in 2007.

2007 versus 2006
Cenovus’s 2007 Net Earnings were $1,404 million, a decrease of $418 million compared to 2006. In addition to the items affecting Cash Flow as detailed previously, significant items affecting Net Earnings were:

•	Unrealized mark-to-market hedging losses of $244 million after-tax in 2007 compared with gains of $367 million after-tax in 2006;

•	Non-operating foreign exchange losses of $301 million after-tax in 2007 with no comparative amount in 2006;

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

•	DD&A increased $172 million in 2007 compared to 2006 primarily due to downstream refinery DD&A of $159 million in 2007 with no comparative amount in 2006 and the higher U.S./Canadian dollar exchange rate, offset partially by lower volumes; and

•	Lower future tax recoveries related to tax rate changes in 2007 of $147 million compared to 2006 of $276 million.

 Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of Cenovus’s underlying financial performance between periods. The following reconciliation of Operating Earnings has been prepared to provide investors with information that is more comparable between periods.

Summary of Operating Earnings

($ millions)	2008	2007	2006
Net Earnings, as reported	$2,368	$1,404	$1,822
Add back (losses) and deduct gains:
Unrealized mark-to-market accounting gain (loss), after-tax	519	(244)	367
Non-operating foreign exchange gain (loss), after-tax(1)	220	(301)	–
Future tax recovery due to tax rate reductions	–	147	276

Operating Earnings(2)	$1,629	$1,802	$1,179

(1)	Unrealized foreign exchange gain (loss) on translation of the partnership contribution receivable, after-tax and future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only.
(2)	Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of the partnership contribution receivable and the effect of changes in statutory income tax rates. In 2007, the Operating Earnings calculation was changed to exclude the foreign exchange effects on settlement of significant intercompany transactions to provide information that is more comparable between periods.

 Foreign Exchange

As disclosed in the Business Environment section of this MD&A, the average U.S./Canadian dollar exchange rate increased 1 percent to $0.938 in 2008 compared to $0.930 in 2007. The table below summarizes the quarterly and total year impacts of these changes on Cenovus’s operations when compared to the same periods in the prior years.

	2008			Q4			Q3			Q2			Q1			2007
Average U.S./Canadian
Dollar Exchange Rate	$0.938			$0.825			$0.961			$0.990			$0.996			$0.930
Change from comparative
period in prior year	0.008			(0.194)			0.004			0.079			0.142			0.048
($ millions, except $/BOE amounts)		$	/BOE		$	/BOE		$	/BOE		$	/BOE		$	/BOE		$	/BOE

Increase (decrease) in:
Capital Investment	$(27)			$(93)			$2			$19			$45			$80
Operating Expense	7		0.07	(35)		(1.45)	1		0.03	14		0.58	27		1.11	40		0.38
Administrative Expense	1		0.02	(9)		(0.36)	1		0.03	3		0.12	7		0.27	6		0.06
DD&A Expense	13			(64)			1			27			49			73

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

 Results of Operations

Production Volumes

	2008	Q4	Q3	Q2	Q1	2007	Q4	Q3	Q2	Q1	2006
Produced Gas (MMcf/d)
Integrated Oil–Other(1)	63	59	61	67	65	91	69	105	98	91	113
Canadian Plains	842	820	831	856	860	875	876	858	874	891	906

	905	879	892	923	925	966	945	963	972	982	1,019
Crude Oil (bbls/d)
Foster Creek/Christina Lake	30,183	35,068	31,547	24,671	29,376	26,814	27,190	28,740	27,994	23,269	42,768
Integrated Oil–Other(1)	2,729	2,133	2,273	3,009	3,514	2,688	3,040	2,235	2,489	2,990	5,185
Canadian Plains	66,157	64,990	64,789	65,097	69,781	70,940	70,287	70,711	70,148	72,639	75,612

	99,069	102,191	98,609	92,777	102,671	100,442	100,517	101,686	100,631	98,898	123,565
NGLs (bbls/d)
Canadian Plains	1,181	1,126	1,147	1,189	1,262	1,260	1,422	1,209	1,206	1,203	1,380

Total Oil and NGLs (bbls/d)	100,250	103,317	99,756	93,966	103,933	101,702	101,939	102,895	101,837	100,101	124,945
Total (boe/d)(2)	251,083	249,817	248,423	247,799	258,100	262,702	259,439	263,395	263,837	263,768	294,778

(1)	Volumes related to operating areas outside of Foster Creek and Christina Lake including Athabasca (gas) and Senlac (crude oil).
(2)	Produced gas converted to barrels of oil equivalent at 6 thousand cubic feet = 1 barrel.

Key Resource Plays

						Drilling Activity
	Daily Production					(net wells drilled)
		2008 vs		2007 vs
	2008	2007	2007	2006	2006	2008	2007	2006
Natural Gas (MMcf/d)
Shallow Gas	700	−4%	726	−2%	739	1,195	1,914	1,310
Oil (bbls/d)
Foster Creek(1)	25,947	7%	24,262	31%	18,455	20	23	3
Christina Lake(1)	4,236	66%	2,552	−13%	2,929	-	3	1

	30,183	13%	26,814	25%	21,384	20	26	4
Pelican Lake	21,975	−5%	23,253	−1%	23,562	-	-	-
Weyburn	14,031	−5%	14,771	−2%	15,132	21	37	35

	66,189	2%	64,838	8%	60,078	41	63	39
Total (boe/d)	182,856	−2%	185,838	1%	183,245	1,236	1,977	1,349

(1)	Key resource play production and wells drilled information in 2006 have been adjusted on a pro forma basis to reflect the 50 percent contribution of Foster Creek and Christina Lake to the business venture with ConocoPhillips in 2007.

Total production volumes decreased 4 percent or 11,619 barrels of oil equivalent per day (“boe/d”) in 2008 compared to 2007 due to:

•	Lower production from the Shallow Gas key resource play of 4 percent in 2008 compared to 2007 as a result of lower drilling activity and natural declines; and

•	Lower production from conventional crude oil and natural gas properties as a result of natural declines and the volume impact of minor property divestitures;

offset by:

•	Higher production from crude oil key resource plays of 2 percent in 2008 compared to 2007.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

 Integrated Oil

Foster Creek/Christina Lake Operations

On January 2, 2007, EnCana became a 50 percent partner in an integrated North American oil business with ConocoPhillips that consists of an upstream and a downstream entity. The initial joint venture contributions by EnCana and ConocoPhillips, as well as the ongoing joint venture operations, are reflected within Cenovus’s results. The upstream entity includes contributed assets from EnCana, primarily the Foster Creek and Christina Lake oil properties while the downstream entity includes ConocoPhillips’ Wood River and Borger refineries located in Illinois and Texas, respectively.

The current plan of the upstream business is to increase production capacity at Foster Creek/Christina Lake to approximately 218,000 bbls/d of bitumen with the completion of expansion phases currently underway.

Financial Results

	Foster Creek/Christina Lake
($ millions)	2008	2007	2006
Revenues, Net of Royalties	$1,117	$738	$941
Expenses
Transportation and selling	526	366	476
Operating	170	159	194

Operating Cash Flow	$421	$213	$271

Crude Oil Revenue Variances

	2007 Revenues	Revenue			2008 Revenues
	Net of	Variances in:			Net of
($ millions)	Royalties	Price(1)	Volume	Other(2)	Royalties
Foster Creek/Christina Lake	$738	$217	$(4)	$166	$1,117

(1)	Includes the impact of realized financial hedging.
(2)	Revenue dollars reported include the value of condensate sold as bitumen blend. Condensate costs are recorded in transportation and selling expense.

2008 versus 2007
Revenues, net of royalties, increased in 2008 compared to 2007 due to:

•	A 54 percent increase in crude oil prices, excluding financial hedges;

•	An increase in average condensate prices; and

•	Relatively unchanged crude oil sales volumes attributable to a 13 percent increase in production volumes offset by changes in inventory levels;

offset by:

•	Realized financial hedging losses of $67 million or $6.11 per bbl in 2008 compared to losses of $43 million or $3.88 per bbl in 2007.

2007 versus 2006
Revenues, net of royalties, decreased in 2007 compared to 2006 due to:

•	A 37 percent decrease in Foster Creek/Christina Lake crude oil production volumes as a result of the joint venture with ConocoPhillips partially offset by a 10 percent increase in crude oil prices, excluding financial hedges. Production volumes on a pro forma basis, after reflecting 100 percent of Foster Creek and Christina Lake production, grew 25 percent to 53,628 bbls/d in 2007 compared to 2006; and

•	Lower condensate purchased for bitumen blending at Foster Creek/Christina Lake as a result of the joint venture with ConocoPhillips;

offset by:

•	Realized financial hedging losses of $43 million or $3.88 per bbl in 2007 compared to losses of $62 million or $3.98 per bbl in 2006.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Per Unit Results–Crude Oil

	Foster Creek/Christina Lake
($ per barrel)	2008	2007	2006
Price(1)(2)(3)	$62.44	$40.14	$36.49
Expenses
Transportation and selling	2.36	2.88	2.64
Operating	15.53	14.46	12.38

Netback	$44.55	$22.80	$21.47

Crude Oil Production Volumes (bbls/d)	30,183	26,814	42,768

Pro forma Production Volumes (bbls/d)(4)	30,183	26,814	21,384

(1)	Excludes the impact of realized financial hedging.
(2)	Represents blend sales price net of purchased condensate costs.
(3)	2008 price includes a reduction of $4.26 per barrel related to a write-down to net realizable value of condensate inventories (2007–nil; 2006–nil).
(4)	2006 production volumes adjusted on a pro forma basis to reflect the 50 percent contribution of Foster Creek and Christina Lake to the business venture with ConocoPhillips in 2007.

2008 versus 2007
Foster Creek/Christina Lake crude oil prices increased in 2008 as a result of the changes in benchmark WTI and WCS crude oil prices as well as lower average differentials. WCS as a percentage of WTI was 80 percent in 2008 compared to 68 percent in 2007.

Foster Creek/Christina Lake crude oil per unit transportation and selling costs in 2008 decreased 18 percent or $0.52 per bbl compared to 2007 due to variability in sales destinations and pipelines utilized to transport the product.

Foster Creek/Christina Lake crude oil per unit operating costs increased 7 percent or $1.07 per bbl in 2008 compared to 2007. The increase was mainly due to increased workovers and staff levels offset by lower long-term compensation costs due to the change in the EnCana share price.

2007 versus 2006
Foster Creek/Christina Lake crude oil prices in 2007 increased 10 percent compared to 2006. This increase reflected the changes in benchmark WTI and WCS crude oil prices as well as changes in average differentials. WCS as a percentage of WTI was 68 percent in 2008 compared to 67 percent in 2007.

Foster Creek/Christina Lake crude oil per unit transportation and selling costs in 2007 increased 9 percent or $0.24 per bbl compared to 2006 due to a higher percentage of volumes being delivered to the U.S. Gulf Coast in 2007 compared to 2006 and the higher U.S./Canadian dollar exchange rate.

Foster Creek/Christina Lake crude oil per unit operating costs increased 17 percent or $2.08 per bbl in 2007 compared to 2006. This reflected increased purchased fuel costs at Foster Creek to steam new well pairs prior to commencing production, increased repairs and maintenance, salaries and benefits and chemicals. In addition, operating costs for 2007 compared to 2006 were impacted by the higher U.S./Canadian dollar exchange rate and higher long-term compensation costs due to the change in the EnCana share price.

Downstream Operations

Financial Results

($ millions)	2008	2007
Revenues	$9,011	$7,315
Expenses
Operating	492	428
Purchased product	8,760	5,813

Operating Cash Flow	$(241)	$1,074

The downstream business commenced on January 2, 2007 when EnCana became a 50 percent partner in the entity that owns the Wood River and Borger refineries operated by ConocoPhillips.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

The Wood River refinery, located in Roxana, Illinois, has a current capacity of approximately 306,000 bbls/d of crude oil (on a 100 percent basis). In the third quarter of 2008, the Wood River refinery received regulatory approvals to start construction on the CORE project. Cenovus’s 50 percent share of the CORE project is expected to cost approximately $1.8 billion and is anticipated to be completed and in full operation in 2011. The expansion is expected to increase crude oil refining capacity by 50,000 bbls/d to 356,000 bbls/d (on a 100 percent basis) and more than double heavy crude oil refining capacity to 240,000 bbls/d.

The Borger refinery, located in Borger, Texas, has a current capacity of approximately 146,000 bbls/d of crude oil and approximately 45,000 bbls/d of NGLs (on a 100 percent basis). The coker installed in 2007 is enabling the refinery to upgrade approximately 35,000 bbls/d of WCS heavy crude.

The current plan of the downstream business is to refine approximately 135,000 bbls/d of bitumen equivalent (on a 100 percent basis) to primarily motor fuels with the completion of the CORE project in 2011. As at December 31, 2008, the Wood River and Borger refineries have processing capability to refine up to approximately 70,000 bbls/d of bitumen equivalent (on a 100 percent basis).

The two refineries have a combined crude oil refining capacity of 452,000 bbls/d (on a 100 percent basis) and operated at an average 93 percent of that capacity during 2008 compared to 96 percent in 2007. Refinery crude utilization was lower in 2008 primarily due to unplanned refinery outages and maintenance activities at Wood River as well as crude oil supply disruptions resulting from hurricane activity in the Gulf Coast. Refined products averaged 448,000 bbls/d (224,000 bbls/d net to Cenovus) in 2008 compared to 457,000 bbls/d (228,500 bbls/d net to Cenovus) in 2007.

Revenues reflect Cenovus’s 50 percent share of the sale of refined petroleum products in the United States. Operating Cash Flow from downstream operations in 2008 decreased $1,315 million compared to 2007. Weaker refining margins as evidenced by the 37 percent decrease in Chicago 3-2-1 crack spreads combined with a 3 percent decline in capacity utilization accounted for approximately $825 million of the decrease in Operating Cash Flow.

Pursuant to Canadian GAAP, Cenovus uses the First In, First Out (“FIFO”) method of inventory valuation. The 50 percent drop in WTI prices during the fourth quarter of 2008 compared to the third quarter of 2008 resulted in much lower inventory values at year-end and therefore much higher purchased product costs. This decreased Operating Cash Flow by $192 million compared to an increase of $159 million in 2007. In addition, as a result of low crude oil and refined product prices at year-end, a $95 million write-down of inventory values to net realizable value was recorded.

Purchased products, consisting mainly of crude oil, represented 95 percent of total expenses in 2008 compared to 93 percent in 2007. Operating costs for labour, utilities and supplies comprised the balance of expenses. Revenues and purchased product have increased 23 percent and 51 percent in 2008, respectively, in line with the significant increase in crude oil prices and reduced refining margins.

Other Integrated Oil Operations

In addition to the 50 percent owned Foster Creek/Christina Lake operations, Integrated Oil also manages the 100 percent owned natural gas operations in Athabasca and crude oil operations in Senlac.

2008 versus 2007
Production volumes from Athabasca were 63 MMcf/d in 2008 compared to 91 MMcf/d in 2007 and from Senlac were 2,729 bbls/d in 2008 compared to 2,688 bbls/d in 2007. The decrease at Athabasca was due to increased internal usage of natural gas to supply a portion of the fuel gas requirements at Foster Creek and expected natural declines.

2007 versus 2006
Production volumes from Athabasca were 91 MMcf/d in 2007 compared to 113 MMcf/d in 2006 and from Senlac were 2,688 bbls/d in 2007 compared to 5,185 bbls/d in 2006. These decreases were due to expected natural declines.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

 Canadian Plains

Produced Gas

Financial Results

($ millions, except per unit amounts in $ per thousand cubic feet)
	Canadian Plains
	2008		2007		2006
		$/Mcf		$/Mcf		$/Mcf

Revenues, Net of Royalties / Price	$2,392	$7.77	$1,946	$6.10	$2,021	$6.11
Realized Financial Hedging Gain (Loss)	(91)		240		192
Expenses
Production and mineral taxes	36	0.12	34	0.11	41	0.12
Transportation and selling	71	0.23	82	0.26	77	0.23
Operating	241	0.78	221	0.69	194	0.59

Operating Cash Flow / Netback(1)	$1,953	$6.64	$1,849	$5.04	$1,901	$5.17

Netback including Realized Financial
Hedging		$6.35		$5.79		$5.75

Gas Production Volumes (MMcf/d)		842		875		906

(1)	Netback excludes the impact of realized financial hedging.

Produced Gas Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Plains	$2,186	$199	$(84)	$2,301

(1)	Includes the impact of realized financial hedging.

2008 versus 2007
Revenues, net of royalties, increased in 2008 compared to 2007 due to:

•	A 27 percent increase in natural gas prices, excluding the impact of financial hedging;

offset by:

•	Realized financial hedging losses of $91 million or $0.29 per Mcf in 2008 compared to gains of $240 million or $0.75 per Mcf in 2007; and

•	A 4 percent decrease in natural gas production volumes. Production added as a result of infill drilling and recompletion programs were offset by expected natural declines for the Shallow Gas key resource play and conventional properties.

The increase in the Canadian Plains natural gas price in 2008, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Realized natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.

Natural gas per unit operating expenses for the Canadian Plains in 2008 were 13 percent or $0.09 per Mcf higher than in 2007 primarily as a result of higher property tax and lease costs, workovers and repairs and maintenance offset by lower long-term compensation costs due to the change in the EnCana share price. In addition, with a relatively high proportion of fixed costs, lower production volumes also contributed to increased per unit costs.

2007 versus 2006
Revenues, net of royalties, decreased in 2007 compared to 2006 due to:

•	A 3 percent decrease in natural gas production volumes. Production added as a result of infill drilling and recompletion programs was offset by natural declines for the Shallow Gas key resource play and conventional properties;

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

offset by:

•	Realized financial hedging gains of $240 million or $0.75 per Mcf in 2007 compared to gains of $192 million or $0.58 per Mcf in 2006.

Canadian Plains natural gas price in 2007, excluding the impact of financial hedges, remained relatively unchanged from 2006 and reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials.

Natural gas per unit operating expenses for the Canadian Plains in 2007 were 17 percent or $0.10 per Mcf higher than in 2006 as a result of the higher U.S./Canadian dollar exchange rate, higher long-term compensation costs, increased property tax and lease costs and higher repairs and maintenance expenses offset partially by decreased electricity costs due to lower electricity prices. In addition, with a relatively high proportion of fixed costs, lower production volumes also contributed to increased per unit costs.

Crude Oil and NGLs

Financial Results

	Canadian Plains
($ millions)	2008	2007	2006
Revenues, Net of Royalties	$2,106	$1,453	$1,337
Expenses
Production and mineral taxes	38	29	31
Transportation and selling	321	263	276
Operating	239	215	188

Operating Cash Flow	$1,508	$946	$842

Crude Oil and NGLs Revenue Variances

	2007 Revenues	Revenue			2008 Revenues
	Net of	Variances in:			Net of
($ millions)	Royalties	Price(1)	Volume	Other(2)	Royalties
Canadian Plains	$1,453	$702	$(101)	$52	$2,106

(1)	Includes the impact of realized financial hedging.
(2)	Revenue dollars reported include the value of condensate sold as bitumen blend. Condensate costs are recorded in transportation and selling expense.

2008 versus 2007
Revenues, net of royalties, increased in 2008 compared to 2007 due to:

•	A 59 percent increase in crude oil prices and 32 percent increase in NGLs prices, excluding financial hedges;

offset by:

•	Realized financial hedging losses on liquids of $150 million or $6.02 per bbl in 2008 compared to losses of $87 million or $3.32 per bbl in 2007; and

•	A 7 percent decrease in crude oil production volumes. Production from the Pelican Lake key resource play in 2008 was 21,975 bbls/d, down 5 percent compared to 2007 due primarily to plant down time and treating issues. Production from the Weyburn key resource play of 14,031 bbls/d was down 5 percent mainly due to expected natural declines offset by production additions from the infill drilling program. At Suffield, production of 12,971 bbls/d was down 17 percent mainly due to natural declines and the delay in well tie-ins.

2007 versus 2006
Revenues, net of royalties, increased in 2007 compared to 2006 due to:

•	A 15 percent increase in crude oil prices and 17 percent increase in NGLs prices, excluding financial hedges; and

•	Realized financial hedging losses on liquids of $87 million or $3.32 per bbl in 2007 compared to losses of $100 million or $3.67 per bbl in 2006;

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

offset by:

•	A 6 percent decrease in crude oil production volumes primarily due to natural declines in production from conventional properties. Production from the key resource plays of Pelican Lake and Weyburn remained relatively unchanged year-over-year while production of 15,563 bbls/d at Suffield was down 10 percent from 2006.

Per Unit Results–Crude Oil

	Canadian Plains
($ per barrel)	2008	2007	2006
Price(1)(2)	$79.09	$49.62	$43.31
Expenses
Production and mineral taxes	1.57	1.11	1.17
Transportation and selling	1.41	1.24	0.79
Operating	9.74	8.33	7.03

Netback	$66.37	$38.94	$34.32

Crude Oil Production Volumes (bbls/d)	66,157	70,940	75,612

(1)	Excludes the impact of realized financial hedging.
(2)	Represents blend sales price net of purchased condensate costs.

2008 versus 2007
Canadian Plains crude oil prices increased in 2008 as a result of the changes in benchmark WTI and WCS crude oil prices as well as lower average differentials. Total realized financial hedging losses on crude oil for Canadian Plains were approximately $147 million or $6.02 per bbl in 2008 compared to losses of approximately $85 million or $3.31 per bbl in 2007.

Crude oil per unit production and mineral taxes for the Canadian Plains increased 41 percent or $0.46 per bbl in 2008 compared to 2007 primarily due to higher crude oil prices.

Crude oil per unit transportation and selling costs for the Canadian Plains increased 14 percent or $0.17 per bbl in 2008 compared to 2007 due to additional clean oil trucking costs at Pelican Lake offset by lower clean oil trucking costs at Weyburn.

Crude oil per unit operating costs for the Canadian Plains in 2008 increased 17 percent or $1.41 per bbl compared to 2007 mainly due to increased workovers, property tax and lease costs, salaries and benefits and chemical costs combined with lower overall crude oil volumes offset by lower long-term compensation costs due to the change in the EnCana share price.

2007 versus 2006
Canadian Plains crude oil prices in 2007 increased 15 percent compared to 2006. This increase reflected the changes in benchmark WTI and WCS crude oil prices. Total realized financial hedging losses on crude oil were approximately $85 million or $3.31 per bbl in 2007 compared to losses of approximately $98 million or $3.68 per bbl in 2006.

Crude oil per unit transportation and selling costs for the Canadian Plains increased 57 percent or $0.45 per bbl in 2007 compared to 2006 due to increased clean oil trucking costs at Weyburn and the higher U.S./Canadian dollar exchange rate.

Crude oil per unit operating costs for the Canadian Plains in 2007 increased 18 percent or $1.30 per bbl compared to 2006 mainly due to the higher U.S./Canadian dollar exchange rate, increased workovers, higher long-term compensation costs and increased chemicals offset partially by decreased electricity costs due to lower electricity prices.

Per Unit Results–NGLs

NGLs are a by product obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced

2008 versus 2007
NGLs production volumes were 1,181 bbls/d in 2008 compared to 1,260 bbls/d in 2007, which is consistent with declining gas production. NGLs prices increased 32 percent to $78.91 per bbl in 2008 from $59.98 per bbl in 2007, which is consistent with the higher WTI benchmark price.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

2007 versus 2006
NGLs production volumes were 1,260 bbls/d in 2007 compared to 1,380 bbls/d in 2006, which is consistent with declining gas production. NGLs prices increased 17 percent to $59.98 per bbl in 2007 compared to $51.10 per bbl in 2006, which is consistent with the higher WTI benchmark price.

 Depreciation, Depletion and Amortization

Upstream DD&A
Natural gas and crude oil properties are accounted for in accordance with the Canadian Institute of Chartered Accountants (“CICA”) guideline on full cost accounting which calculates DD&A on a country-by-country cost centre basis.

2008 versus 2007
Upstream DD&A expense of $1,103 million in 2008 decreased $114 million or 9 percent compared to 2007 due to:

•	DD&A rates for 2008 were lower than 2007 primarily as a result of the higher proved reserves; and

•	Production volumes decreased 4 percent.

2007 versus 2006
Upstream DD&A expense of $1,217 million in 2007 increased $3 million compared to 2006 due to:

•	DD&A rates for 2007 were higher than 2006 primarily as a result of increased future development costs and the higher U.S./Canadian dollar exchange rate;

offset by:

•	Production volumes decreased 11 percent.

Downstream DD&A
DD&A is calculated on a straight-line basis over estimated service lives of approximately 25 years.

Downstream refining DD&A was $188 million in 2008 compared to $159 million in 2007 as a result of a full year of depreciation on prior year capital additions, as well as accelerated depreciation on certain assets expected to be retired sooner than originally anticipated.

 Market Optimization

Financial Results

($ millions)	2008	2007	2006
Revenues	$1,126	$1,811	$2,041
Expenses
Transportation and selling	–	10	16
Operating	18	19	21
Purchased product	1,101	1,751	1,984

Operating Cash Flow	7	31	20
Depreciation, depletion and amortization	4	5	3

Segment Income	$3	$26	$17

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of Cenovus’s production.

2008 versus 2007
Revenues and purchased product expenses decreased in 2008 compared to 2007 mainly due to overall volume decreases required for Market Optimization offset partially by increased pricing.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

2007 versus 2006
Revenues and purchased product expenses were basically flat in 2007 compared to 2006, with slight decreases in prices being offset by increases in volumes required for optimization activities.

 Corporate

Financial Results

($ millions)	2008	2007	2006
Revenues	$727	$(349)	$529
Expenses
Operating	(11)	(2)	(8)
Depreciation, depletion and amortization	23	45	37

Segment Income (Loss)	$715	$(392)	$500

Revenues represent unrealized mark-to-market gains or losses related to financial natural gas and liquids hedge contracts.

DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements.

Carve-out Consolidated Corporate Expenses

($ millions)	2008	2007	2006
Administrative	$167	$145	$94
Interest, net	218	187	152
Accretion of asset retirement obligation	39	28	25
Foreign exchange (gain) loss, net	(250)	380	(26)
(Gain) loss on divestitures	3	4	–

2008 versus 2007
Administrative expenses increased $22 million in 2008 compared to 2007 primarily due to higher staff levels and other related costs offset by lower long-term compensation costs of $43 million as a result of the change in the EnCana share price. The proposed Arrangement also added $34 million of costs related to work needed to prepare for the transaction.

Net interest expense in 2008 increased $31 million compared to 2007 primarily as a result of lower interest income. Total long-term debt, including current portion, decreased $654 million to $3,036 million at December 31, 2008 compared to $3,690 million at December 31, 2007 primarily as a result of the decrease in the period end U.S./Canadian dollar exchange rate.

Foreign exchange gains of $250 million in 2008 were primarily due to the effects of the U.S./Canadian dollar exchange rate applied to the partnership contribution receivable offset partially by the application of the rate to U.S. dollar denominated debt issued in Canada.

2007 versus 2006
Administrative expenses increased $51 million in 2007 compared to 2006 primarily due to higher long-term compensation expenses of $25 million. The higher U.S./Canadian dollar exchange rate added an additional $6 million and the remaining increase was due to increased staff levels, higher salaries, and other related expenses.

Net interest expense in 2007 increased $35 million compared to 2006 primarily as a result of higher average outstanding debt. Total long-term debt, including the current portion, increased $828 million to $3,690 million at December 31, 2007 compared with $2,862 million at December 31, 2006.

Foreign exchange losses of $380 million in 2007 are primarily due to the effects of the U.S./Canadian dollar exchange rate applied to the partnership contribution receivable offset partially by the application of the rate to U.S. dollar denominated debt issued in Canada.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Summary of Unrealized Mark-to-Market Gains (Losses)

($ millions)	2008	2007	2006
Revenues
Natural Gas	$515	$(188)	$411
Crude Oil	212	(161)	118

	727	(349)	529
Expenses	(7)	(1)	(7)

	734	(348)	536
Income Tax Expense (Recovery)	215	(104)	169

Unrealized Mark-to-Market Gains (Losses), after-tax	$519	$(244)	$367

Commodity price volatility impacts net earnings. As a means of managing this commodity price volatility, various financial instrument agreements have been entered into. The financial instrument agreements were recorded at the date of the financial statements based on mark-to-market accounting. Changes in the mark-to-market gain or loss reflected in corporate revenues are the result of volatility between periods in the forward curve commodity price market and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 19 to the Cenovus Carve-out Consolidated Financial Statements.

Income Tax

2008 versus 2007
The effective tax rate for 2008 was 23.4 percent relatively unchanged compared to 2007 of 23.2 percent.

Current income tax expense was $340 million in 2008 compared to $605 million in 2007. The decrease is primarily due to a reduction in the Canadian federal corporate tax rates, increased benefits from international financing and a U.S. tax legislative change in 2008 that allows an accelerated write-off of certain refining capital expenditures offset by a one time tax recovery of $76 million in 2007 for a Canadian tax legislative change.

Future income tax expense was $385 million in 2008 compared to a recovery of $182 million in 2007. The increase was primarily due to the provision for tax on unrealized mark-to-market hedging gains and the accelerated write-offs for certain downstream refining capital expenditures as well as the reduction of the Canadian federal corporate tax rates reflected in 2007 as noted below.

2007 versus 2006
The effective tax rate for 2007 was 23.2 percent compared to 23.0 percent in 2006. The 2007 rate reflects the addition of income from U.S. operations, which are taxed at higher rates and the effect of a Canadian federal corporate tax legislative change and a reduction in the Canadian federal corporate tax rate. The legislative change relates to phase in of the deductibility of Crown royalties which is now complete and will not recur in the future. The Canadian federal tax rate is to be reduced from 19.5 percent to 15 percent between 2008 and 2012. The 2006 effective rate also reflects the effect of reductions in the Canadian federal and Alberta corporate tax rates.

Further information regarding the effective tax rate can be found in Note 9 to the Cenovus Carve-out Consolidated Financial Statements. Cenovus’s effective rate in any year is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration “permanent differences”, adjustments for changes to tax rates and other tax legislation, variation in the estimation of reserves and the estimate to actual differences. Permanent differences are a variety of items, including:

•	The non-taxable portion of Canadian capital gains or losses;

•	Non-taxable downstream partnership income;

•	International financing; and

•	Foreign exchange (gains) losses not included in net earnings.

Tax interpretations, regulations and legislation in the various jurisdictions in which Cenovus and its subsidiaries operate are subject to change. As a result, there are usually some tax matters under review. Management believes that the provision for taxes is adequate.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

 Net Capital Investment

Capital Summary

($ millions)	2008	2007	2006
Canada
Integrated Oil–Canada	$656	$451	$745
Canadian Plains	847	846	770
Downstream Refining	478	220	–
Market Optimization	16	4	14
Corporate	52	10	15

Capital Investment	2,049	1,531	1,544
Acquisitions	–	14	21
Divestitures	(47)	–	(3)

Net Capital Investment	$2,002	$1,545	$1,562

Cenovus’s Capital Investment for the years ended December 31, 2008, 2007 and 2006 were funded by Cash Flow.

Capital investment during 2008 was primarily focused on continued development of Cenovus’s key resource plays and expansion of its downstream heavy oil processing capacity through its joint venture with ConocoPhillips. Reported capital investment was also influenced by changes in the average U.S./Canadian dollar exchange rate and lower capitalized long-term compensation costs due to the decrease in the EnCana share price. The net impact of both factors on Capital Investment was a decrease of $69 million in 2008 compared to 2007.

Integrated Oil Division Capital Investment

Integrated Oil Division is the combined total of Integrated Oil–Canada and Downstream Refining.

2008 versus 2007
Integrated Oil Division capital investment of $1,134 million during 2008 was primarily focused on continued development of the Foster Creek and Christina Lake resource plays and on the CORE project at the Wood River refinery. The $463 million increase in capital investment in 2008 compared to 2007 was primarily due to:

•	Higher facility costs at Foster Creek and Christina Lake and spending related to the Wood River CORE project. Facility expenditures at Foster Creek are expected to increase plant capacity to 120,000 bbls/d (on a 100 percent basis) to accommodate Phases D and E expansions. Christina Lake facility costs are expected to increase plant capacity to 58,000 bbls/d (on a 100 percent basis) to accommodate Phases B and C expansions. In addition, drilling costs were higher mainly due to drilling of 139 stratigraphic test wells in 2008 (2007–75 wells) at Foster Creek, Christina Lake, Borealis and Senlac related to the next phases of development. The Wood River CORE project received regulatory approvals in the third quarter of 2008 and is expected to cost about $1.8 billion, net to Cenovus, over the next three years. The expansion is expected to increase crude oil refining capacity by 50,000 bbls/d to 356,000 bbls/d (on a 100 percent basis) and heavy crude oil refining capacity is expected to more than double to 240,000 bbls/d (on a 100 percent basis);

offset partially by:

•	Lower capitalized costs for long-term incentives.

2007 versus 2006
Integrated Oil capital investment during 2007 was primarily focused on continued development of the Foster Creek and Christina Lake resource plays and on capacity maintenance and heavy oil expansion projects at the Wood River and Borger refineries.

Canadian Plains Division Capital Investment

2008 versus 2007
Canadian Plains capital investment of $847 million in 2008 was relatively unchanged primarily due to increased land purchases and facility work offset by lower drilling and completion costs due to fewer wells drilled and lower capitalized costs for long-term incentives. Canadian Plains drilled 1,476 net wells in 2008 compared to 2,264 net wells in 2007, focusing more on deeper integrated wells in 2008.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

2007 versus 2006
Canadian Plains capital investment of $846 million in 2007 increased $76 million primarily due to the rise in the average U.S./Canadian dollar exchange rate that increased capital by $47 million. In addition, Cenovus drilled a larger number of lower cost wells in the Shallow Gas key resource play. Canadian Plains drilled 2,264 net wells in 2007 compared to 1,634 net wells in 2006.

Corporate Capital Investment

Corporate capital investment in 2008 and 2007 was primarily directed to business information systems, leasehold improvements and office furniture.

Acquisitions and Divestitures

Divestitures during 2008 were comprised of sales of mature conventional oil and natural gas assets for proceeds of $47 million.

Acquisitions during 2007 were comprised of minor property acquisitions.

Proved Oil and Gas Reserves

Proved Reserves

	Natural Gas			Crude Oil and NGLs(1)
Constant Prices After Royalties	(billions of cubic feet)			(millions of barrels)
As at December 31	2008	2007	2006	2008	2007	2006
Total Canada	1,855	2,019	2,209	909.0	827.1	1,039.9

(1)	Crude Oil and NGLs include condensate.

Each year, EnCana engages independent qualified reserves evaluators to prepare reports on 100 percent of its oil and natural gas reserves. EnCana has a Reserves Committee of independent Board of Directors members, which reviews the qualifications and appointment of the independent qualified reserves evaluators. The Committee also reviews the procedures for providing information to the evaluators. Cenovus’s disclosure of reserves data is covered by National Instrument 51-101–Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators as amended by a Decision dated September 29, 2008 permitting the use of U.S. reporting standards, including the U.S. Securities and Exchange Commission (“SEC”) and U.S. Financial Accounting Standards Board (“FASB”). These standards require that reserves be estimated employing the single day field price of the commodity at the effective date of the valuation–in this case, December 31, 2008.

As of December 31, 2009, the SEC will permit companies to disclose their probable and possible reserves in their SEC filings and determine their oil and gas reserves using an average price based upon the prior 12-month period rather than year-end prices. Further information regarding these new disclosure requirements can be found under the Accounting Policies and Estimates section of this MD&A.

Proved Reserves Reconciliation

	Total Cenovus
Constant Prices After Royalties	Natural Gas	Crude Oil and NGLs(1)
As at December 31, 2008	(billions of cubic feet)	(millions of barrels)
Beginning of year	2,019	827.1
Revisions and improved recovery	93	111.3
Extensions and discoveries	75	7.3
Divestitures	(1)	–
Production	(331)	(36.7)

End of year	1,855	909.0

(1)	Crude Oil and NGLs include condensate.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Natural Gas

Cenovus’s proved natural gas reserves at December 31, 2008 totaled 1,855 Bcf. Approximately 50 percent of production was replaced by reserves additions during 2008. Extensions and discoveries resulting from successful exploration and development capital programs amounted to 75 Bcf. Positive revisions of 93 Bcf were 5 percent of natural gas reserves at the beginning of 2008 and were largely associated with the Shallow Gas key resource play.

Crude Oil and NGLs

Cenovus’s proved crude oil and NGLs reserves at December 31, 2008 totaled 909 MMbbls of which approximately 44 percent and 29 percent were attributable to Foster Creek and Christina Lake respectively. Over 300 percent of production was replaced by reserves additions during 2008. The majority of the oil reserves additions during 2008 were positive revisions related to lower royalties over the life of the Foster Creek and Christina Lake steam assisted gravity drainage projects. The lower royalties were a direct result of lower field prices on December 31, 2008 compared to December 31, 2007.

Liquidity and Capital Resources

($ millions)	2008	2007	2006
Net cash from (used in)
Operating activities	$2,687	$3,014	$2,965
Investing activities	(1,964)	(1,533)	(1,616)
Financing activities	(852)	(1,292)	(1,222)
Foreign exchange gain (loss) on cash and cash equivalents
held in foreign currency	(20)	7	–

Increase (decrease) in cash and cash equivalents	$(149)	$196	$127

 Operating Activities

Net cash from operating activities in 2008 decreased $327 million compared to 2007. Cash Flow was $3,088 million in 2008 compared to $3,536 million in 2007. Reasons for this change are discussed under the Cash Flow section of this MD&A. Cash from operating activities was also impacted by net changes in non-cash working capital and net changes in other assets and liabilities, including decreases in accounts payable and accrued liabilities and income tax payable offset by decreases in accounts receivable and accrued revenues and inventories. Excluding the impact of current risk management assets and liabilities, Cenovus had a working capital deficit of $191 million at December 31, 2008 compared to a surplus of $60 million at December 31, 2007. As is typical in the oil and gas industry, there is a timing difference between cash receipts from sales transactions and payments of trade payables, which often results in a working capital deficit. Cenovus anticipates that it will continue to meet the payment terms of suppliers.

 Investing Activities

Net cash used for investing activities in 2008 increased $431 million compared to 2007 primarily as a result of higher capital expenditures, including property acquisitions, in 2008 of $504 million compared to 2007 offset partially by increased proceeds from divestitures of $47 million. Reasons for this change are discussed under the Net Capital Investment section of this MD&A.

 Financing Activities

Cenovus’s current and long-term debt represents an allocation of its proportionate share of EnCana’s consolidated current and long-term debt as at December 31, 2008, 2007 and 2006. For the purpose of preparing the Cenovus Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain the same Debt to Capitalization ratio as consolidated EnCana. As a result, long-term debt was allocated to Cenovus to ensure consistency with this ratio.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

EnCana will retain the legal obligations associated with all outstanding long-term debt. As a result, the long-term debt allocations presented in the Cenovus Carve-out Consolidated Financial Statements represent intercompany balances between EnCana and Cenovus with the same terms and conditions as EnCana’s long-term debt and in the same proportion of Canadian and U.S. dollar denominated debt.

Net reduction of long-term debt in 2008 was $471 million compared to a net increase of $684 million in 2007. Cenovus’s total long-term debt, including current portion, was $3,036 million at December 31, 2008 compared to $3,690 million at December 31, 2007.

Financial Metrics

	2008	2007	2006
Debt to Capitalization(1)	28%	32%	28%
Debt to Adjusted EBITDA(2)	0.7x	1.0x	0.8x

(1)	Capitalization is a non-GAAP measure defined as Long-Term Debt including current portion plus Total Net Investment.
(2)	Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses to steward EnCana’s overall debt position as measures of its overall financial strength. EnCana targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA of 1.0 to 2.0 times. These metrics are calculated using allocated balances and do not necessarily reflect what the Debt to Capitalization and Debt to Adjusted EBITDA would have been had Cenovus been a separate entity. Debt is defined as the current and long-term portions of Long-Term Debt.

 Free Cash Flow

Cenovus’s 2008 Free Cash Flow decreased $966 million to $1,039 million compared to 2007. Reasons for the decrease in Cash Flow and increase in capital investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.

($ millions)	2008	2007	2006
Cash Flow(1)	$3,088	$3,536	$2,665
Capital Investment	2,049	1,531	1,544

Free Cash Flow(2)	$1,039	$2,005	$1,121

(1)	Cash Flow is a non-GAAP measure and is defined under the Cash Flow section of this MD&A.
(2)	Free Cash Flow is a non-GAAP measure defined as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing and/or financing activities.

 Total Net Investment

EnCana’s investment in the operations of Cenovus is presented as Total Net Investment in the Cenovus Carve-out Consolidated Financial Statements. Total Net Investment is comprised of Owner’s Net Investment and Accumulated Other Comprehensive Income (“AOCI”). Owner’s Net Investment represents the accumulated net earnings of the operations and the accumulated net distributions to EnCana. AOCI includes accumulated foreign currency translation adjustments.

If the Arrangement is approved, Cenovus will have the same number of outstanding Common Shares as EnCana, which at December 31, 2008 was 750.4 million (2007–750.2 million).

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Contractual Obligations and Contingencies

Contractual Obligations(1)

	Expected Payment Date
		2010 to	2012 to
($ millions)	2009	2011	2013	2014+	Total
Long-Term Debt(2)	$3,036	$–	$–	$–	$3,036
Partnership Contribution Payable(3)	306	670	754	1,433	3,163
Asset Retirement Obligation	55	21	25	3,088	3,189
Pipeline Transportation	117	202	287	967	1,573
Purchase of Goods and Services	564	191	4	4	763
Product Purchases	23	43	36	43	145
Operating Leases(4)	23	64	126	1,079	1,292
Capital Commitments	1	–	–	–	1
Other Long-Term Commitments	8	7	1	–	16

Total	$4,133	$1,198	$1,233	$6,614	$13,178

Partnership Contribution Receivable(3)	$313	$677	$752	$1,405	$3,147

(1)	In addition, EnCana has made commitments, on Cenovus’s behalf, related to its risk management program (see Note 19 to the Cenovus Carve-out Consolidated Financial Statements). Cenovus has an obligation to fund its defined benefit pension and Other Post-Employment Benefit plans as disclosed in Note 18 to the Cenovus Carve-out Consolidated Financial Statements.
(2)	If the Arrangement is approved, Cenovus intends to repay its indebtedness, to be incurred by Cenovus to acquire its assets from EnCana, pursuant to the Arrangement.
(3)	Principal component only. See Note 10 to the Cenovus Carve-out Consolidated Financial Statements.
(4)	Related to office space.

EnCana has entered into various commitments in the normal course of operations primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements. Cenovus’s commitments as at December 31, 2008 include direct commitments of the Canadian Plains and Integrated Oil Divisions plus its proportionate share of EnCana’s transportation and marketing commitments.

If the Arrangement is approved, Cenovus intends to repay EnCana from new long-term debt borrowings, at which time the new third party long-term debt will replace the allocated intercompany long-term debt balances.

Cenovus expects its 2009 commitments to be funded from Cash Flow.

As at December 31, 2008, EnCana remained a party to long-term, fixed price, physical contracts on Cenovus’s behalf, with a current delivery of approximately 33 MMcf/d, with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 97 Bcf at a weighted average price of $3.66 per Mcf.

 Leases

In the normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes. Cenovus was allocated its proportionate share of EnCana’s lease commitments as at December 31, 2008 and 2007.

 Legal Proceedings

EnCana is involved in various legal claims associated with the normal course of operations. EnCana believes it has made adequate provisions for such claims and any provision that has been identified as part of Cenovus’s normal course of operations has been allocated to Cenovus and included in the Cenovus Carve-out Consolidated Financial Statements.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Accounting Policies and Estimates

 New Accounting Standards Adopted

On January 1, 2008 the CICA Handbook Section 3031 “Inventories”, Section 3863 “Financial Instruments–Presentation”, Section 3862 “Financial Instruments–Disclosures” and Section 1535 “Capital Disclosures” were adopted. The adoption of these standards has had no material impact on Cenovus’s Net Earnings or Cash Flows. Additional information on the effects of the implementation of the new standards can be found in Note 3 to the Cenovus Carve-out Consolidated Financial Statements.

 Recent Accounting Pronouncements

As of January 1, 2009, Cenovus will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on Cenovus’s Carve-out Consolidated Financial Statements.

Oil and Gas Reserves

Cenovus currently follows the U.S. reporting standards for disclosure of reserves data. Cenovus intends on assessing the impacts and implications of U.S. SEC and Canadian standards for reporting purposes. NI 51-101 imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. EnCana has obtained, and Cenovus may apply for, an exemption from the Canadian securities regulatory authorities to permit it to provide disclosure in accordance with the relevant legal requirements of the SEC.

As of December 31, 2009, Cenovus will be required to prospectively adopt the new reserves disclosure requirements announced by the U.S. SEC on December 29, 2008. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. The new rules permit companies to disclose probable and possible reserves in addition to proved reserves. In addition, the new rules require companies to report the independence and qualifications of a reserves preparer or auditor and report oil and gas reserves using an average price based upon the prior 12-month period rather than year-end prices.

The new rules will affect the determination of proved reserves and therefore will impact Cenovus’s oil and gas information disclosed in accordance with Statement of Financial Accounting Standard (“SFAS”) 69, including the net proved reserves and the standardized measure of discounted future net cash flows. As well, the new rules will affect the reserves estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes. Cenovus is assessing the impact these new rules will have on its Consolidated Financial Statements and oil and gas disclosures.

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA’s Accounting Standards Board confirmed that IFRS will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. Cenovus will be required to report its results in accordance with IFRS beginning in 2011. EnCana has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information for Cenovus.

The key elements of the changeover plan include:

•	determine appropriate changes to accounting policies and required amendments to financial disclosures;

•	identify and implement changes in associated processes and information systems;

•	comply with internal control requirements;

•	communicate collateral impacts to internal business groups; and

•	educate and train internal and external stakeholders.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Accounting policy alternatives and identification of implementation options are being analyzed for the corresponding process changes. The IFRS changeover plan will be updated to reflect new and amended accounting standards issued by the International Accounting Standards Board. As IFRS is expected to change prior to 2011, the impact of IFRS on Cenovus’s Carve-out Consolidated Financial Statements is not reasonably determinable at this time.

 Critical Accounting Policies and Estimates

The following Basis of Presentation describes the assumptions used to prepare the Cenovus Carve-out Consolidated Financial Statements. Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of Cenovus. A summary of Cenovus’s significant accounting policies can be found in Note 2 to the Cenovus Carve-out Consolidated Financial Statements.

Basis of Presentation

The Cenovus Carve-out Consolidated Financial Statements prepared in connection with the proposed Arrangement, present the historical carve-out consolidated financial position, results of operations, changes in net investment and cash flows of Cenovus. The Cenovus Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana on a carve-out basis and should be read in conjunction with EnCana’s annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008. The operating results of Cenovus have been specifically identified based on EnCana’s existing divisional organization. Certain other expenses presented in the Carve-out Consolidated Statement of Earnings represent allocations and estimates of the cost of services incurred by EnCana. These allocations and estimates were based on methodologies that Management believes to be reasonable and include unrealized mark-to-market gains and losses, administrative costs, net interest, foreign exchange gains and losses and income tax expense. The majority of the assets and liabilities of Cenovus have been identified based on the existing divisional structure, with the most significant exceptions being property, plant and equipment (“PP&E”), income taxes payable and long-term debt. The Cenovus Carve-out Consolidated Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Cenovus been a separate entity or future results in respect of Cenovus Energy Inc. as it will exist upon completion of the Arrangement.

Downstream refining, market optimization and corporate depreciation, depletion and amortization has been specifically identified based on EnCana’s existing divisional structure where possible. Depletion related to upstream properties has been allocated to Cenovus based on the related production volumes utilizing the depletion rate calculated for EnCana’s consolidated Canadian cost centre.

Mark-to-market gains and losses resulting from derivative financial instruments entered into by EnCana have been allocated to Cenovus based on the related product volumes.

Salaries, benefits, pension, long-term incentives and other post-employment benefits costs, assets and liabilities have been allocated to Cenovus based on Management’s best estimate of how services were historically provided by existing employees. Costs, assets and liabilities associated with retired employees remain with EnCana.

Net interest expense has been calculated primarily using the debt balance allocated to Cenovus.

Income taxes have been recorded as if Cenovus and its subsidiaries had been separate tax paying legal entities, each filing a separate tax return in its local jurisdiction. The calculation of income taxes is based on a number of assumptions, allocations and estimates, including those used to prepare the Cenovus Carve-out Consolidated Financial Statements. Cenovus’s tax pools were allocated based on the fair value allocation of PP&E. The calculation of income taxes at the time of the Arrangement will be determined based on the final determination of financial statement and tax balances.

PP&E related to upstream oil and gas activities are accounted for by EnCana using the full cost method of accounting. The balances related to EnCana’s Canadian upstream operations have been allocated between Cenovus and EnCana in accordance with the CICA Handbook Accounting Guideline AcG-16, based on the ratio of estimated future net revenue, discounted at 10 percent, of the properties carved out to the discounted estimated future net revenue of all proved properties in Canada using the reserve reports dated December 31, 2008 and December 31, 2007, respectively. Estimated future net revenue is the estimated net amount to be received with respect to development and production of crude oil and natural gas reserves, the value of which has been determined by EnCana’s independent reserve evaluators.

Goodwill has been allocated to Cenovus based on the properties associated with the former business combinations on which it arose.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

EnCana manages its capital structure based on a number of debt metrics. For the purpose of preparing the Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as consolidated EnCana (See Note 17 to the Cenovus Carve-out Consolidated Financial Statements). As a result, debt was allocated to Cenovus based on this ratio. Debt is defined as the current and long-term portions of Long-term Debt. Capitalization is a non-GAAP measure defined as Debt plus total net investment.

Management believes the assumptions underlying the Cenovus Carve-out Consolidated Financial Statements are reasonable. However, the Cenovus Carve-out Consolidated Financial Statements herein may not reflect Cenovus’s results of operations, financial position, and cash flows in the future or what Cenovus’s operations, financial position, and cash flows would have been if Cenovus had been a stand-alone company. EnCana’s direct investment in Cenovus is shown as Net Investment in place of Shareholders’ Equity because a direct ownership by shareholders in Cenovus does not exist at December 31, 2008, 2007 or 2006.

Related Party Transactions

Cenovus and EnCana will enter into a transition agreement that will take effect if the Arrangement is approved. This agreement will outline the settlement of carve-out balances that become third party balances at the date of the transaction. Significant transactions between Cenovus and EnCana have been identified as intercompany transactions and reflected as accounts receivable or accounts payable in the Cenovus Carve-out Consolidated Financial Statements.

Full Cost Accounting

Natural gas and crude oil properties are accounted for in accordance with the CICA guideline on full cost accounting in the oil and gas industry. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, exploration for, and the development of natural gas and crude oil reserves, are capitalized on a country-by-country cost centre basis and costs associated with production are expensed. The capitalized costs, including estimated future development costs, are depreciated, depleted and amortized using the unit-of-production method based on estimated proved reserves. Reserves estimates can have a significant impact on earnings, as they are a key component in the calculation of DD&A. A downward revision in reserves estimate could result in a higher DD&A charge to earnings. In addition, if net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserves estimates (see asset impairment discussion below), the excess must be written off as an expense charged against earnings. In the event of a property divestiture, proceeds are normally deducted from the full cost pool without recognition of a gain or loss unless there is a change in the DD&A rate of 20 percent or greater.

The balances related to EnCana’s Canadian upstream operations are being split between Cenovus and EnCana and have been allocated, in accordance with the CICA Handbook Accounting Guideline AcG-16, based on the ratio of estimated future net revenue, discounted at 10 percent, of the properties carved out to the estimated future net revenue of all proved properties in Canada at the most recent reserve report date, December 31, 2008. Estimated future net revenue is the estimated net amount to be received with respect to development and production of crude oil and natural gas reserves, the value of which has been determined by EnCana’s independent qualified reserves evaluators. The value of the reserves would be reassessed at the time of completing the Arrangement and could result in a reallocation of costs at that time.

Oil and Gas Reserves

All of Cenovus’s oil and gas reserves are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

Asset Impairments

Under full cost accounting, a ceiling test is performed to ensure that unamortized capitalized costs in each cost centre do not exceed their fair value. An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to an amount by which the carrying amount exceeds the sum of:

i)	the fair value of proved and probable reserves; and
ii)	the costs of unproved properties that have been subject to a separate impairment test.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

An impairment loss is recognized on refining property, plant and equipment when the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the refinery asset exceeds the discounted future cash flows from the refinery asset. Cenovus’s allocated PP&E has been assessed for impairment as at December 31, 2008 and it has been determined that no write-down was required under Canadian GAAP.

Asset Retirement Obligations

The fair value of estimated asset retirement obligations is recognized in the Cenovus Carve-out Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. Asset retirement obligations are legal obligations associated with the requirement to retire tangible long-lived assets such as producing well sites, natural gas and crude oil processing plants and refining facilities. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Cenovus Carve-out Consolidated Statement of Earnings. Amounts recorded for asset retirement obligations are based on estimates of reserves and on retirement costs, which will not be incurred for several years. Actual expenditures incurred are charged against the accumulated obligation.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually. Goodwill and all other assets and liabilities have been allocated to the country cost centre level, referred to as reporting units. To assess impairment, the fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount. Cenovus’s allocated goodwill has been assessed for impairment as at December 31, 2008 and it has been determined that no write-down was required.

Income Taxes

Income taxes are accounted for using the liability method. Under this method, future income taxes are estimated and recorded for the effect of any difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs.

Tax interpretations, regulations and legislation in the various jurisdictions in which Cenovus and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

Derivative Financial Instruments

Derivative financial instruments are used by EnCana, on Cenovus’s behalf, to manage exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Derivative financial instruments are not used for speculative purposes.

EnCana enters into financial transactions, a portion of which are allocated to Cenovus, to help reduce exposure to price fluctuations with respect to commodity purchase and sale transactions to achieve targeted investment returns and growth objectives, while maintaining prescribed financial metrics. These transactions generally are swaps, collars, or options and are generally entered into with major financial institutions or commodities trading institutions.

EnCana may also use derivative financial instruments, a portion of which are allocated to Cenovus, such as interest rate swap agreements, to manage the fixed and floating interest rate mix of its total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments, without the exchange of the normal principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument.

EnCana may also purchase foreign exchange forward contracts, on Cenovus’s behalf, to hedge anticipated sales to customers in the United States. Foreign exchange translation gains and losses on these instruments are recognized as an adjustment of the revenues when the sale is recorded.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using the mark-to-market method of accounting whereby instruments are recorded in the Cenovus Carve-out Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses from financial derivatives related to natural gas and crude oil prices are recognized in natural gas and crude oil revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts. The estimated fair value of financial assets and liabilities, by their very nature, is subject to measurement uncertainty.

In 2006, 2007 and 2008, EnCana elected not to designate any of its price risk management activities as accounting hedges and, accordingly, accounted for all derivatives using the mark-to-market accounting method. Mark-to-market gains and losses resulting from derivative financial instruments entered into by EnCana have been allocated to Cenovus based on the related product volumes.

Pensions and Other Post-Employment Benefits

Accruals for the obligations under the employee benefit plans and the related costs are recorded net of plan assets.

The cost of pensions and other post-employment benefits is actuarially determined using the projected benefit method based on length of service, and reflects Management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on the fair value of those assets. The accrued benefit obligation is discounted using the market interest rate on high quality corporate debt instruments as at the measurement date.

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the plans. Cenovus’s allocated defined benefit pension plan was $4 million underfunded at December 31, 2008.

Pension expense for the defined contribution pension plans is recorded as the benefits are earned by the employees covered by the plan.

Pension and other post-employment benefits costs, assets and liabilities have been allocated to Cenovus based on Management’s best estimate of how services were historically provided by existing employees. Costs, assets and liabilities associated with retired employees remain with EnCana. Where service amounts are provided by an individual to both EnCana and Cenovus, those costs including salaries, benefits, pension and long-term incentives have been allocated equally between EnCana and Cenovus.

Performance TSARs, Performance SARs and PSUs

These plans provide for a range of payouts, based on key predetermined performance measures or EnCana’s performance relative to certain peers. The cost of these plans are expensed based on expected payouts. However, the amounts to be paid, if any, may vary from the current estimate. Costs associated with long-term incentives have been allocated to Cenovus based on the proportionate share of plans associated with Cenovus’s employees. Further details on these plans are disclosed in Note 18 to the Cenovus Carve-out Consolidated Financial Statements.

Risk Management

Cenovus’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:

•	financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit and liquidity;

•	operational risks including capital, operating and reserves replacement risks; and

•	safety, environmental and regulatory risks.

EnCana, on Cenovus’s behalf, is committed to identifying and managing these risks in the near-term as well as on a strategic and longer term basis at all levels in the organization in accordance with the EnCana’s Board of Directors’ approved Corporate Risk Management policy and risk management programs. Issues affecting, or with the potential to affect, Cenovus’s assets, operations and/or reputation, are generally of a strategic nature or emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

managed on an urgent basis. EnCana takes a proactive approach to the identification and management of issues that can affect Cenovus’s assets, operations and/or reputation and has established consistent and clear policies, procedures, guidelines and responsibilities for identifying and managing these issues.

 Financial Risks

Financial risks are defined as the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Cenovus’s business.

The current global credit crisis and recession is impacting Cenovus’s business. EnCana continues to implement its business model, on Cenovus’s behalf, which focuses on developing low-risk and low-cost long-life resource plays, which allows it to respond well to the current market uncertainty. Management has been adjusting operational and financial risk strategies to proactively respond to the difficult economic conditions and to mitigate or reduce risk. The prudent and conservative capital budget for 2009 in respect of Cenovus continues to be monitored and it contains the flexibility to allow spending to be reduced or increased as commodity prices and forecasts are revised. Cost containment and reduction strategies are in place to help ensure Cenovus’s controllable costs are efficiently managed. Counterparty and credit risks are closely monitored as are the programs to help ensure Cenovus’s ability to access cost effective credit is maintained and that sufficient cash resources are in place to fund capital expenditures. Further insight into these risks and strategies is summarized below.

EnCana partially mitigates Cenovus’s exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by EnCana’s Board of Directors. As a means of mitigating exposure to commodity price risk volatility, EnCana has entered into various financial instrument agreements in respect of Cenovus’s operations. The details of these instruments, including any unrealized gains or losses, as of December 31, 2008, are disclosed in Note 19 to the Cenovus Carve-out Consolidated Financial Statements.

Policies and procedures are in place with respect to the required documentation and approvals for the use of derivative financial instruments and specifically tie their use, in the case of commodities, to the mitigation of price risk to achieve targeted investment returns and growth objectives, while maintaining prescribed financial metrics.

With respect to transactions involving proprietary production or assets, the financial instruments generally used by EnCana, on Cenovus’s behalf, are swaps or options, which are entered into with major financial institutions, integrated energy companies or commodities trading institutions.

Commodity Price

Commodity price risk is defined as the uncertainties and fluctuations of future market prices for commodities. To partially mitigate the natural gas commodity price risk, EnCana enters into swaps and puts, a portion of which are allocated to Cenovus, which establish NYMEX floor prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps, a portion of which are allocated to Cenovus, to manage the price differentials between these production areas and various sales points. EnCana has also entered into contracts, a portion of which are allocated to Cenovus, to purchase and sell natural gas as part of its daily ongoing operations of Cenovus’s proprietary production management. As at December 31, 2008, EnCana did not hedge any of its exposure to the WTI NYMEX price or crack spreads for its expected 2009 oil production or refining margins. To manage electricity consumption costs, EnCana has entered into two derivative contracts for a term of 11 years, commencing January 1, 2007 and allocated a portion of these contracts to Cenovus.

Credit

Credit risk is defined as the potential for loss if a counterparty in a transaction fails to meet its obligations in accordance with agreed terms. A substantial portion of Cenovus’s accounts receivable is with customers in the oil and gas industry. This credit exposure is mitigated through the use of EnCana’s Board-approved credit policies governing its credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality and transactions that are fully collateralized. All financial derivative agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings.

Liquidity

Liquidity risk is defined as the risk Cenovus cannot meet a demand for cash or fund obligations as they come due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. EnCana manages liquidity risk, in respect of the assets and operations of Cenovus, through cash and debt management programs, including

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

maintaining a strong balance sheet and significant unused credit facilities. EnCana also has access to a wide range of funding alternatives at competitive rates, including commercial paper, capital market debt and bank loans. EnCana maintains investment grade credit ratings on its senior unsecured debt.

Foreign Exchange

Foreign exchange risk is defined as the risk of gains or losses that could result from changes in foreign currency exchange rates. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S. and Canadian dollar can have a significant effect on its reported results.

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, EnCana may enter into foreign exchange contracts, in conjunction with crude oil marketing transactions, in respect of the assets and operations of Cenovus. Gains or losses on these contracts are recognized when the difference between the average month spot rate and the rate on the date of settlement is determined. All foreign exchange agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. By maintaining U.S. and Canadian operations, Cenovus has a natural hedge to some foreign exchange exposure.

EnCana also maintains a mix of both U.S. dollar and Canadian dollar debt, which helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, EnCana may enter into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.

Interest Rates

Interest rate risk is defined as the impact of changing interest rates on earnings, cash flows, and valuations. EnCana partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. EnCana may enter into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix. Cenovus’s long-term debt and associated interest expense represents an allocation of its proportionate share of EnCana’s consolidated long-term debt and net interest expense.

 Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on Cenovus’s ability to achieve its objectives.

Cenovus’s ability to operate, generate cash flows, complete projects, and value reserves is dependent on financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the ability to secure and maintain cost effective financing for its commitments; environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; the availability of diluents to transport crude oil; technology failures; accidents; the availability of skilled labour; and reservoir quality.

If Cenovus fails to acquire or find additional crude oil and natural gas reserves its reserves and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and acquiring, discovering or developing additional reserves.

To mitigate these risks, as part of the capital approval process, EnCana evaluates projects, in respect of the assets and operations of Cenovus, on a fully risked basis, including geological risk and engineering risk. In addition, the asset teams undertake a process called Lookback and Learning. In this process, each asset team undertakes a thorough review of its previous capital program to identify key learnings, which often include operational issues that positively and negatively impacted the project’s results. Mitigation plans are developed for the operational issues that had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these Lookback results are analyzed for Cenovus’s capital program with the results and identified learnings shared across the company.

EnCana utilizes a peer review process to ensure that capital projects are appropriately risked and that knowledge is shared across the company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.

When making operating and investing decisions, EnCana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation, and risk mitigation. EnCana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program in respect of Cenovus’s assets and operations.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

 Safety, Environmental and Regulatory

Cenovus is engaged in relatively higher risk activities of natural gas exploration and production and integrated enhanced oil development. EnCana, on Cenovus’s behalf, is committed to safety in its operations and with high regard for the environment and stakeholders, including regulators. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, EnCana maintains a system, in respect of Cenovus’s assets and operation, that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and EnCana’s Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of EnCana’s Board of Directors provides recommended environmental policies for approval by EnCana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to an environmental event and remediation/reclamation strategies are utilized to restore the environment. In addition, security risks are managed through a Security Program designed to protect Cenovus’s personnel and assets.

EnCana has an Investigations Committee with the mandate to address potential violations of policies and practices and an Integrity Hotline that can be used to raise any concerns regarding operations, accounting or internal control matters which includes any such matters associated with Cenovus.

Cenovus’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Contract rights can be cancelled or expropriated. Changes to government regulation could impact Cenovus’s existing and planned projects as well as impose a cost of compliance.

Regulatory and legal risks are identified by the operating divisions and corporate groups, and Cenovus’s compliance with the required laws and regulations is monitored by EnCana’s legal group, in respect of Cenovus’s assets and operations, which stays abreast of new developments and changes in laws and regulations to ensure that it continues to comply with prescribed laws and regulations. Of note in this regard, EnCana’s approach to changes in regulations relating to climate change and royalty frameworks is discussed below. To partially mitigate resource access risks, keep abreast of regulatory developments and be a responsible operator, EnCana maintains relationships with key stakeholders and conducts other mitigation initiatives mentioned herein.

Climate Change

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases (“GHG”) and other air pollutants while some jurisdictions have provided details on these regulations. It is anticipated that other jurisdictions will announce emissions reduction plans in the future. As these federal and regional programs are under development, EnCana is unable to predict the total impact of the potential regulations upon Cenovus’s business. Therefore, it is possible that Cenovus could face increases in operating costs in order to comply with GHG emissions legislation. EnCana continues to work with governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.

The Alberta Government has set targets for GHG emissions reductions. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund. In Alberta, Cenovus has three facilities covered under the emissions regulations. EnCana incorporates the potential cost of carbon into future planning and also examines the impact of carbon regulation on its major projects, including those of Cenovus. Although uncertainty remains regarding potential future emissions regulation, EnCana’s plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

Alberta’s New Royalty Framework (“NRF”)

On October 25, 2007, the Alberta Government announced the New Royalty Framework. The NRF established new royalties for conventional oil, natural gas and bitumen that are linked to commodity prices, well production volumes and well depths for gas wells and oil quality for oil wells. These new rates apply to both new and existing conventional oil and gas activities and oil sands projects in Alberta. The changes introduced by the NRF became effective as of January 1, 2009.

The NRF established new price-sensitive and volume-sensitive rates for conventional oil that range from 0 percent to 50 percent with the price sensitivity topping out between C$68 and C$116 per barrel dependent on the well productivity, and

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

for natural gas that range from 5 percent to 50 percent with the price sensitivity topping out between C$9.92 and C$17.75 per gigajoule. On November 19, 2008, the Alberta Government introduced the Transitional Royalty Program (“TRP”), which allows for a one time option of selecting between transitional rates and the NRF rates on new natural gas or conventional oil wells drilled between 1,000 metres to 3,500 metres in depth. These would apply until January 1, 2014, at which time all wells would be moved to the NRF. In addition, the NRF introduces royalty rates for bitumen that range from 1 percent to 9 percent (before payout) and from 25 percent to 40 percent (after payout) with rate caps at C$120 WTI per barrel.

The NRF has changed the economics of operating in Alberta and the impact of these changes has been reflected in EnCana’s 2009 capital program in respect of Cenovus’s assets and operations.

Outlook

During the current challenging economic environment, Cenovus, as part of EnCana’s overall strategic and financial plans, is highly focused on the key business objectives of meeting production targets, generating significant free cash flow, optimizing capital investments and minimizing operating costs.

EnCana, on behalf of Cenovus, monitors the risks under its control and has policies in place to mitigate those risks. EnCana is managing commodity price risk, a portion of which is allocated to Cenovus, through its financial risk management program designed to help ensure financial resilience and flexibility and is closely monitoring interest, credit and counterparty risk. In addition, EnCana, on behalf of Cenovus, continues to explore financing alternatives, monitor expenses and capital programs and maintain flexibility to adjust to changing economic circumstances. EnCana, in respect of assets and operations of Cenovus, has planned a conservative, prudent and flexible capital program in 2009 that targets total natural gas and oil production at approximately 2008 levels and advances its multi-year projects. At the present time, EnCana continues to fund the Foster Creek and Christina Lake expansion projects, Wood River CORE project and other capital projects of Cenovus.

Volatility in crude oil prices is expected to continue for the rest of 2009 as a result of market uncertainties over supply and refining, changes in demand due to the overall state of the world economies, OPEC actions and the worldwide credit and liquidity crisis. Canadian crude prices will face added uncertainty due to the risk of refinery disruptions in an already tight United States Midwest market and growing domestic production could result in pipeline constraints out of Western Canada.

Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.

EnCana expects Cenovus’s 2009 capital investment program to be funded from Cash Flow.

Cenovus’s results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Additional detail regarding the impact of these factors on Cenovus’s 2009 results is discussed in the Risk Management section of this MD&A.

Advisories

 Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: projections relating to the adequacy of Cenovus’s provision for taxes; the potential impact of the Alberta Royalty Framework; projections with respect to growth of natural gas production from unconventional resource plays and enhanced oil resources including with respect to the Foster Creek and Christina Lake projects, the CORE project and planned expansions of Cenovus’s downstream heavy oil processing capacity and the capital costs and expected timing of the same; the projected impact of land access and regulatory issues; projections relating to the volatility of crude oil prices in 2009 and beyond and the reasons therefor; Cenovus’s projected capital investment levels for 2009, the flexibility of capital spending plans and the source of funding therefor; the effect of Cenovus’s risk management program, including the impact of derivative financial instruments; Cenovus’s defence of lawsuits; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on Cenovus’s operations and operating costs; the impact

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

of Western Canada pipeline constraints and potential refinery disruptions on future Canadian crude oil prices; projections with respect to the proposed Arrangement, including the potential timing for the Arrangement and the conditions which are or may be required prior to proceeding, the expected future attributes of Cenovus following any such Arrangement, and the anticipated benefits of the Arrangement; projections relating to Cenovus’s natural gas, crude oil and natural gas liquids reserves; the expected results of Cenovus’s cost containment and reduction strategies; Cenovus’s assessment of counterparty credit risk and the potential impact thereof; Cenovus’s ability to fund its 2009 capital program and pay dividends to shareholders; the impact of the current business market conditions, including the economic recession and financial market turmoil on Cenovus’s operations and expected results; the effect of Cenovus’s risk mitigation policies, systems, processes and insurance program; Cenovus’s expectations for future Debt to Capitalization ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus and its Carve-out Consolidated Financial Statements; projections with respect to expected funding requirements of Cenovus’s defined benefit pension plan and the materiality thereof; projected costs of payouts under Cenovus’s Performance Tandem Share Appreciation Rights, Performance Share Appreciation Rights and Performance Share Units programs; and projections relating to North American conventional natural gas supplies and the ability of unconventional resource plays to offset future conventional gas production declines over the next few years. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Cenovus’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements, including stabilization of financial and other markets necessary or desirable to permit or facilitate the Arrangement; the risk that any applicable conditions to complete the Arrangement may not occur or be satisfied; volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in Cenovus’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; Cenovus’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of Cenovus and ConocoPhillips to successfully manage and operate the North American integrated heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of Cenovus; Cenovus’s ability to generate sufficient cash flow from operations to meet its current and future obligations; Cenovus’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; Cenovus’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which Cenovus and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which Cenovus and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against Cenovus and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although Cenovus believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Cenovus does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting the proposed Arrangement is based upon the assumption that financial and other markets will stabilize. Assumptions relating to forward-looking statements generally include Cenovus’s current expectations and projections made by Cenovus in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

EnCana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

not yet complete that EnCana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in EnCana’s news release dated February 12, 2009.

 Oil and Gas Information

Cenovus’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities that permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by Cenovus may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. The reserves quantities disclosed by Cenovus represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in the offering memorandum to which this MD&A is appended.

Crude Oil, NGLs and Natural Gas Conversions
In this document, certain crude oil and NGLs volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

Resource Play
Resource play is a term used by Cenovus to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

 Currency, Non-Gaap Measures and References To Cenovus

All information included in this document and the Carve-out Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted.

Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow per share–diluted, Free Cash Flow, Operating Earnings, Operating Earnings per share–diluted, Adjusted EBITDA, Debt and Capitalization and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.

References to Cenovus
For convenience, references in this document to “Cenovus”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Cenovus, and the assets, activities and initiatives of such Subsidiaries, on a pre-Arrangement basis.

Cenovus Energy	Management’s Discussion and Analysis (prepared in US$)

APPENDIX “I”
PRO FORMA FINANCIAL STATEMENTS OF CENOVUS ENERGY

INDEX TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Consolidated Financial Statements (unaudited) for the year ended December 31, 2008 and the six months ended June 30, 2009	I-3

Cenovus Energy

Pro Forma Consolidated Financial Statements
(unaudited)

For the Year Ended December 31, 2008 and
the Six Months Ended June 30, 2009

(U.S. Dollars)

Pro Forma Consolidated Statement of Earnings  (unaudited)

	For the Six Months Ended June 30, 2009
		Add(Deduct)
	Cenovus	Pro Forma		Cenovus
($ millions, except per share amounts)	Carve-out	Adjustments	Note 2	Pro Forma
Revenues, Net of Royalties	$4,591	$		$4,591

Expenses
Production and mineral taxes	21			21
Transportation and selling	291			291
Operating	569			569
Purchased product	2,138			2,138
Depreciation, depletion and amortization	633	(58)	(A)	575
Administrative	78	25	(B)	101
		(2)	(C)
Interest, net	85			85
Accretion of asset retirement obligation	18			18
Foreign exchange (gain) loss, net	78			78

Net Earnings Before Income Tax	680	35		715
Income tax expense	119	28	(D i,ii,iii)	147

Net Earnings	$561	$7		$568

Net Earnings per Common Share			(G)
Basic				$0.76
Diluted				$0.76

Cenovus Energy	Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Balance Sheet  (unaudited)

	As at June 30, 2009
		Add(Deduct)
	Cenovus	Pro Forma		Cenovus
($ millions)	Carve-out	Adjustments	Note 2	Pro Forma
Assets
Current Assets
Cash and cash equivalents	$109	$		$109
Accounts receivable and accrued revenues	689			689
Current portion of partnership contribution receivable	321			321
Risk Management	485			485
Inventories	703			703

	2,307	-		2,307
Property, Plant and Equipment, net	12,906			12,906
Investments and Other Assets	245			245
Partnership Contribution Receivable	2,672			2,672
Risk Management	11			11
Goodwill	985			985

	$19,126	$-		$19,126

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$1,086	$80	(E)	$1,166
Income tax payable	273	221	(D ii)	-
		(494)	(F)
Current portion of partnership contribution payable	315			315
Risk Management	13			13
Current portion of long-term debt	87			87

	1,774	(193)		1,581
Long-Term Debt	3,028	494	(F)	3,522
		-	(I)
Other Liabilities	57			57
Partnership Contribution Payable	2,697			2,697
Risk Management	1			1
Asset Retirement Obligation	666			666
Future Income Taxes	2,452	(221)	(D ii)	2,603
		372	(D iv)
		-	(J)

	10,675	452		11,127

Shareholders’ Equity
Owner’s net investment	7,714	(80)	(E)	-
		(7,634)	(H)
Paid in capital	-	7,634	(H)	7,262
		(372)	(D iv)
		-	(I),(J)
Accumulated other comprehensive income	737			737

Total Shareholders’ Equity	8,451	(452)		7,999

	$19,126	$-		$19,126

Cenovus Energy	Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Statement of Cash from Operating Activities  (unaudited)

	For the Six Months Ended June 30, 2009
		Add(Deduct)
	Cenovus	Pro Forma		Cenovus
($ millions)	Carve-out	Adjustments	Note 2	Pro Forma
Operating Activities
Net earnings	$561	$7		$568
Depreciation, depletion and amortization	633	(58)	(A)	575
Future income taxes	(90)	136	(D i,ii,iii)	46
Unrealized (gain) loss on risk management	182			182
Unrealized foreign exchange (gain) loss	84			84
Accretion of asset retirement obligation	18			18
Other	18			18
Net change in other assets and liabilities	(7)			(7)
Net change in non-cash working capital	(52)			(52)

Cash From Operating Activities	$1,347	$85		$1,432

Cenovus Energy	Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Statement of Earnings  (unaudited)

	For the Year Ended December 31, 2008
		Add(Deduct)
	Cenovus	Pro Forma		Cenovus
($ millions, except per share amounts)	Carve-out	Adjustments	Note 2	Pro Forma
Revenues, Net of Royalties	$16,559	$		$16,559

Expenses
Production and mineral taxes	75			75
Transportation and selling	963			963
Operating	1,223			1,223
Purchased product	9,710			9,710
Depreciation, depletion and amortization	1,318	(132)	(A)	1,186
Administrative	167	57	(B)	190
		(34)	(C)
Interest, net	218			218
Accretion of asset retirement obligation	39			39
Foreign exchange (gain) loss, net	(250)			(250)
(Gain) loss on divestitures	3			3

Net Earnings Before Income Tax	3,093	109		3,202
Income tax expense	725	34	(D i,ii,iii)	759

Net Earnings	$2,368	$75		$2,443

Net Earnings per Common Share			(G)
Basic				$3.26
Diluted				$3.25

Cenovus Energy	Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Statement of Cash from Operating Activities  (unaudited)

	For the Year Ended December 31, 2008
		Add (Deduct)
	Cenovus	Pro Forma		Cenovus
($ millions)	Carve-out	Adjustments	Note 2	Pro Forma
Operating Activities
Net earnings	$2,368	$75		$2,443
Depreciation, depletion and amortization	1,318	(132)	(A)	1,186
Future income taxes	385	(72)	(D i,ii,iii)	313
Unrealized (gain) loss on risk management	(734)			(734)
Unrealized foreign exchange (gain) loss	(259)			(259)
Accretion of asset retirement obligation	39			39
(Gain) loss on divestitures	3			3
Other	(32)			(32)
Net change in other assets and liabilities	(89)			(89)
Net change in non-cash working capital	(312)			(312)

Cash From Operating Activities	$2,687	$(129)		$2,558

Cenovus Energy	Pro Forma Consolidated Financial Statements (prepared in US$)

Notes to Pro Forma Consolidated Financial Statements  (unaudited)

 1. Basis of Presentation

On September 10, 2009, the Board of Directors of EnCana Corporation (“EnCana”) unanimously approved a proposal to split EnCana into two independent energy companies–one a natural gas company and the other an integrated oil company. The proposed corporate reorganization (the “Arrangement”) will be implemented through a court-approved Plan of Arrangement and is subject to shareholder and regulatory approvals. This reorganization would create two publicly-traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one Cenovus Energy Inc. Common Share for each EnCana common share held.

These unaudited Pro Forma Consolidated Financial Statements have been prepared for an Arrangement involving Cenovus Energy Inc. and are expressed in United States dollars. The unaudited Pro Forma Consolidated Financial Statements have been derived from Cenovus Energy (“Cenovus”) audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008 and the unaudited Interim Carve-out Consolidated Financial Statements for the six months ended June 30, 2009. The Cenovus Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana on a carve-out basis.

These unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with EnCana’s audited Consolidated Financial Statements for the year ended December 31, 2008, and the unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2009 and related Management’s Discussion and Analysis; as well as Cenovus’s audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008, and the unaudited Interim Carve-out Consolidated Financial Statements for the six months ended June 30, 2009 and related Management’s Discussion and Analysis.

In the opinion of Management of EnCana, these unaudited Pro Forma Consolidated Financial Statements include all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

These unaudited Pro Forma Consolidated Financial Statements are for illustrative and information purposes only and may not be indicative of the results that actually would have occurred if the arrangement had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out financial statements, various other factors will have an effect on the financial condition and results of operations after the completion of the Arrangement.

The unaudited Pro Forma Consolidated Balance Sheet gives effect to the Arrangement as if it had taken place on June 30, 2009. The unaudited Pro Forma Consolidated Statements of Earnings and Statements of Cash from Operating Activities give effect to the Arrangement as if it had taken place on January 1, 2008. Note 2 outlines the pro forma assumptions and adjustments that have been made.

 2. Pro Forma Assumptions and Adjustments

The following adjustments reflect expected changes to Cenovus’s historical results which would arise from the Arrangement.

A.	Reflects the expected difference in depreciation, depletion and amortization expense as a result of the Arrangement arising from a change in the depletion rate calculated for Cenovus’s consolidated Canadian cost centre. Natural gas and crude oil properties are accounted for in accordance with the CICA guideline on full cost accounting in the oil and gas industry. Under this method, all costs are capitalized on a country-by-country cost centre basis. Costs under each cost centre are depleted using the unit-of-production method based on estimated proved reserves determined using estimated future price and costs. Depletion was allocated in the historical carve-out financial statements based on the related production volumes utilizing the depletion rate calculated for EnCana’s consolidated Canadian cost centre.

B.	Increases administrative expense for additional compensation costs arising for the separation of compensation plans and the estimated increase in the number of employees required to operate Cenovus as a separate entity.

C.	Reduces administrative expense to remove Cenovus’s share of the transaction costs incurred related to the Arrangement. This results from the Pro forma Consolidated Statement of Earnings giving effect to the Arrangement as of January 1, 2008.

Cenovus Energy	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

Notes to Pro Forma Consolidated Financial Statements  (unaudited)

2. Pro Forma Assumptions and Adjustments (continued)

D.	Pro forma adjustments to income tax expense, future income tax liability and current income tax payable are comprised as follows:

i.	adjustments for the tax effect of items A, B and C above;
ii.	adjustments for the effect of the loss of tax deferrals resulting from the anticipated wind up of EnCana’s Canadian upstream oil and gas partnership;
iii.	adjustments for U.S. State tax that will no longer be incurred; and
iv.	adjustments for reduction of tax pools available for future deductions pertaining to potential changes in structure.

E.	Increases accounts payable to accrue for Cenovus’s share of the estimated costs to complete the Arrangement. This results from the Pro forma Consolidated Balance Sheet giving effect to the Arrangement as of June 30, 2009.

F.	Cenovus’s portion of the current tax payable will remain as EnCana’s liability, which Cenovus intends to repay to EnCana with proceeds from the issuance of long-term debt.

G.	As a result of the share exchange described in Note 1, the pro forma Net Earnings per Common Share is calculated using the same weighted average number of EnCana Common Shares outstanding as at June 30, 2009 and December 31, 2008.

	Millions
	Q2, 2009	2008

Weighted Average Common Shares Outstanding–Basic	750.8	750.1
Effects of Stock Options and Other Dilutive Securities	0.6	1.7

Weighted Average Common Shares Outstanding–Diluted	751.4	751.8

H.	The amount of EnCana’s net investment in Cenovus, which was recorded in Cenovus as Owner’s net investment in its Carve-out Consolidated Financial Statements, is reclassified to Paid in capital.

I.	Cenovus’s long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus’s new capital structure post Arrangement.

J.	Cenovus’s tax pools will be determined at the time of the Arrangement.

Cenovus Energy	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

APPENDIX “J”
PRO FORMA FINANCIAL STATEMENTS OF ENCANA

INDEX TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Consolidated Financial Statements (unaudited) for the year ended December 31, 2008 and the six months ended June 30, 2009	J-3

EnCana Corporation

Pro Forma Consolidated Financial Statements
(unaudited)

For the Year Ended December 31, 2008 and
the Six Months Ended June 30, 2009

(U.S. Dollars)

Pro Forma Consolidated Statement of Earnings  (unaudited)

	For the Six Months Ended June 30, 2009
		Deduct	Add/(Deduct)
	EnCana	Cenovus	Pro Forma		EnCana
($ millions, except per share amounts)	Pre-Arrangement	Carve-out	Adjustments	Note 2	Pro Forma

Revenues, Net of Royalties	$8,370	$4,591	$		$3,779

Expenses
Production and mineral taxes	93	21			72
Transportation and selling	614	291			323
Operating	1,065	569			496
Purchased product	2,594	2,138			456
Depreciation, depletion and amortization	1,963	633	65	(A)	1,395
Administrative	205	78	25	(B)	150
			(2)	(C)
Interest, net	233	85			148
Accretion of asset retirement obligation	36	18			18
Foreign exchange (gain) loss, net	(2)	78			(80)
(Gain) loss on divestitures	2	-			2

Net Earnings Before Income Tax	1,567	680	(88)		799
Income tax expense	366	119	(17)	(D i,ii,iii,iv)	230

Net Earnings	$1,201	$561	$(71)		$569

Net Earnings per Common Share				(G)
Basic	$1.60				$0.76
Diluted	$1.60				$0.76

EnCana Corporation	Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Balance Sheet  (unaudited)

	As at June 30, 2009
		Deduct	Add/(Deduct)
	EnCana	Cenovus	Pro Forma		EnCana
($ millions)	Pre-Arrangement	Carve-out	Adjustments	Note 2	Pro Forma

Assets
Current Assets
Cash and cash equivalents	$330	$109	$494	(F)	$2,791
			3,115	(I i)
			(1,039)	(I ii)
Accounts receivable and accrued revenues	1,472	689			783
Current portion of partnership contribution receivable	321	321			-
Risk management	1,927	485	498	(K)	1,940
Inventories	710	703			7

	4,760	2,307	3,068		5,521
Property, Plant and Equipment, net	37,377	12,906			24,471
Investments and Other Assets	955	245			710
Partnership Contribution Receivable	2,672	2,672			-
Risk Management	44	11	12	(K)	45
Goodwill	2,530	985			1,545

	$48,338	$19,126	$3,080		$32,292

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$2,401	$1,086	$160	(E)	$1,475
Income tax payable	527	273	214	(D ii)	962
			494	(F)
Current portion of partnership contribution payable	315	315			-
Risk management	14	13	498	(K)	499
Current portion of long-term debt	250	87	87	(I i)	250

	3,507	1,774	1,453		3,186
Long-term Debt	8,688	3,028	3,028	(I i)	7,649
			(1,039)	(I ii)
Other Liabilities	903	57			846
Partnership Contribution Payable	2,697	2,697			-
Risk Management	26	1	12	(K)	37
Asset Retirement Obligation	1,325	666			659
Future Income Taxes	6,945	2,452	(214)	(D ii)	3,907
			(372)	(D iv)
			-	(J)

	24,091	10,675	2,868		16,284

Shareholders’ Equity
Share capital	4,579	-			4,579
Paid in surplus	6	-			6
Retained earnings	18,184	-	(160)	(E)	10,682
			(7,714)	(H)
			372	(D iv)
			-	(J)
Owners’s net investment	-	7,714	7,714	(H)	-
Accumulated other comprehensive income	1,478	737			741

Total Shareholders’ Equity	24,247	8,451	212		16,008

	$48,338	$19,126	$3,080		$32,292

EnCana Corporation	Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Statement of Cash from Operating Activities  (unaudited)

	For the Six Months Ended June 30, 2009

		Deduct	Add/(Deduct)
	EnCana	Cenovus	Pro Forma		EnCana
($ millions)	Pre-Arrangement	Carve-out	Adjustments	Note 2	Pro Forma

Operating Activities
Net earnings	$1,201	$561	$(71)		$569
Depreciation, depletion and amortization	1,963	633	65	(A)	1,395
Future income taxes	(194)	(90)	132	(D i,ii,iii,iv)	28
Unrealized loss on risk management	1,007	182			825
Unrealized foreign exchange (gain) loss	(49)	84			(133)
Accretion of asset retirement obligation	36	18			18
(Gain) loss on divestitures	2	-			2
Other	131	18			113
Net change in other assets and liabilities	23	(7)			30
Net change in non-cash working capital	(334)	(52)			(282)

Cash From Operating Activities	$3,786	$1,347	$126		$2,565

EnCana Corporation	Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Statement of Earnings  (unaudited)

	For the Year Ended December 31, 2008

		Deduct	Add/(Deduct)
	EnCana	Cenovus	Pro Forma		EnCana
($ millions, except per share amounts)	Pre-Arrangement	Carve-out	Adjustments	Note 2	Pro Forma

Revenues, Net of Royalties	$30,064	$16,559	$		$13,505

Expenses
Production and mineral taxes	478	75			403
Transportation and selling	1,704	963			741
Operating	2,475	1,223			1,252
Purchased product	11,186	9,710			1,476
Depreciation, depletion and amortization	4,223	1,318	191	(A)	3,096
Administrative	473	167	57	(B)	329
			(34)	(C)
Interest, net	586	218			368
Accretion of asset retirement obligation	79	39			40
Foreign exchange (gain) loss, net	423	(250)			673
(Gain) loss on divestitures	(140)	3			(143)

Net Earnings Before Income Tax	8,577	3,093	(214)		5,270
Income tax expense	2,633	725	(43)	(D i,ii,iii,iv)	1,865

Net Earnings	$5,944	$2,368	$(171)		$3,405

Net Earnings per Common Share				(G)
Basic	$7.92				$4.54
Diluted	$7.91				$4.53

EnCana Corporation	Pro Forma Consolidated Financial Statements (prepared in US$)

Pro Forma Consolidated Statement of Cash From Operating Activities  (unaudited)

	For the Year Ended December 31, 2008
		Deduct	Add/(Deduct)
	EnCana	Cenovus	Pro Forma		EnCana
($ millions)	Pre-Arrangement	Carve-out	Adjustments	Note 2	Pro Forma

Operating Activities
Net earnings	$5,944	$2,368	$(171)		$3,405
Depreciation, depletion and amortization	4,223	1,318	191	(A)	3,096
Future income taxes	1,646	385	36	(D i,ii,iii,iv)	1,297
Cash tax on sale of assets	25	-			25
Unrealized (gain) loss on risk management	(2,729)	(734)			(1,995)
Unrealized foreign exchange (gain) loss	417	(259)			676
Accretion of asset retirement obligation	79	39			40
(Gain) loss on divestitures	(140)	3			(143)
Other	(79)	(32)			(47)
Net change in other assets and liabilities	(262)	(89)			(173)
Net change in non-cash working capital	(269)	(312)			43

Cash From Operating Activities	$8,855	$2,687	$56		$6,224

EnCana Corporation	Pro Forma Consolidated Financial Statements (prepared in US$)

Notes to Pro Forma Consolidated Financial Statements  (unaudited)

 1. Basis of Presentation

On September 10, 2009, the Board of Directors of EnCana Corporation (“EnCana”) unanimously approved a proposal to split EnCana into two independent energy companies — one a natural gas company and the other an integrated oil company. The proposed corporate reorganization (the “Arrangement”) will be implemented through a court-approved Plan of Arrangement and is subject to shareholder and regulatory approvals. This reorganization would create two publicly-traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one New EnCana Corporation Common Share and one Cenovus Energy Inc. Common Share for each EnCana Common Share held.

These unaudited Pro Forma Consolidated Financial Statements have been prepared for an Arrangement involving Cenovus Energy Inc. and are expressed in United States dollars. The unaudited Pro Forma Consolidated Financial Statements have been derived from EnCana Corporation’s audited Consolidated Financial Statements for the year ended December 31, 2008 and unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2009; and Cenovus Energy (“Cenovus”) audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008 and unaudited Interim Carve-out Consolidated Financial Statements for the six months ended June 30, 2009. The Cenovus Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana on a carve-out basis.

These unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with EnCana’s audited Consolidated Financial Statements for the year ended December 31, 2008, and the unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2009 and related Management’s Discussion and Analysis; as well as Cenovus’s audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008, and the unaudited Interim Carve-out Consolidated Financial Statements for the six months ended June 30, 2009 and related Management’s Discussion and Analysis.

In the opinion of Management of EnCana, these unaudited Pro Forma Consolidated Financial Statements include all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

These unaudited Pro Forma Consolidated Financial Statements are for illustrative and information purposes only and may not be indicative of the results that actually would have occurred if the Arrangement had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out financial statements, various other factors will have an effect on the financial condition and results of operations after the completion of the Arrangement.

The unaudited Pro Forma Consolidated Balance Sheet gives effect to the Arrangement as if it had taken place on June 30, 2009. The unaudited Pro Forma Consolidated Statement of Earnings and Statement of Cash from Operating Activities give effect to the Arrangement as if it had taken place on January 1, 2008. Note 2 outlines the pro forma assumptions and adjustments that have been made.

 2. Pro Forma Assumptions and Adjustments

The following adjustments reflect expected changes to EnCana’s historical results which would arise from the Arrangement.

A.	Reflects the expected difference in depreciation, depletion and amortization expense as a result of the Arrangement arising from a change in the depletion rate calculated for EnCana’s Canadian cost centre. Natural gas and crude oil properties are accounted for in accordance with the CICA guideline on full cost accounting in the oil and gas industry. Under this method, all costs are capitalized on a country-by-country cost centre basis. Costs under each cost centre are depleted using the unit-of-production method based on estimated proved reserves determined using estimated future price and costs.

B.	Increases administrative expense for additional compensation costs arising from the separation of compensation plans and the estimated increase in the number of employees required to operate EnCana as a separate entity, after removing those costs associated with Cenovus’s employees.

EnCana Corporation	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

Notes to Pro Forma Consolidated Financial Statements  (unaudited)

2. Pro Forma Assumptions and Adjustments (continued)

C.	Reduces administrative expense to remove EnCana’s share of the transaction costs incurred related to the Arrangement. This results from the Pro forma Consolidated Statement of Earnings giving effect to the Arrangement as of January 1, 2008.

D.	Pro forma adjustments to income tax expense, future income tax liability and current income tax payable are comprised as follows:

i.	adjustments for the tax effect of items A, B and C above;
ii.	adjustments for the effect of the loss of tax deferrals resulting from the anticipated wind up of EnCana’s Canadian upstream oil and gas partnership;
iii.	acceleration of the intangible drilling costs deduction in the U.S. as a result of a change in the status of EnCana being considered an independent producer; and
iv.	adjustments for an increase of tax pools available for future deductions pertaining to potential changes in structure.

E.	Increases accounts payable to accrue for EnCana’s share of the estimated costs to complete the Arrangement. This results from the Pro forma Consolidated Balance Sheet giving effect to the Arrangement as of June 30, 2009.

F.	EnCana’s current tax payable includes amounts relating to Cenovus operations. Cenovus will reimburse EnCana for the current tax liability attributed to Cenovus with proceeds from the issuance of long-term debt.

G.	The pro forma Net Earnings per Common Share is calculated using the same weighted average number of pre-arrangement EnCana Corporation Common Shares outstanding as at June 30, 2009 and December 31, 2008.

	Millions
	Q2, 2009	2008

Weighted Average Common Shares Outstanding — Basic	750.8	750.1
Effects of Stock Options and Other Dilutive Securities	0.6	1.7

Weighted Average Common Shares Outstanding — Diluted	751.4	751.8

H.	The amount of EnCana’s net investment in Cenovus, which was recorded in Cenovus as Owner’s net investment in its Carve-out Consolidated Financial Statements, is reclassified to Retained Earnings. EnCana’s net investment in Cenovus is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus’s new capital structure post split.

I.	EnCana will retain the legal obligation associated with its long-term debt. Pro forma adjustments to long-term debt and the current portion of long-term debt are comprised as follows:

i.	long-term debt and current portion of long-term debt that has been attributed to Cenovus for carve-out purposes will be paid to EnCana from proceeds on issuance of long-term debt by Cenovus. The amount of funds received from Cenovus is subject to amendment at the time of the Arrangement in accordance with any adjustments arising from the transition agreement to achieve Cenovus’s new capital structure post split.
ii.	adjustment to reflect EnCana’s intention to repay amounts outstanding under its commercial paper program and revolving credit facilities with a portion of the funds received from Cenovus.

J.	EnCana’s and Cenovus’s tax pools will be determined at the time of the Arrangement which will have an impact on their respective future tax balances.

K.	EnCana will retain ownership of existing Risk Management contracts, which includes contracts related to Cenovus’s operations. As part of the Arrangement, EnCana and Cenovus will enter into a new risk management contract such that Cenovus receives the risks and rewards of the existing contracts related to its operations. The pro forma adjustment presents the effect of this new contract.

EnCana Corporation	Notes to Pro Forma Consolidated Financial Statements (prepared in US$)

APPENDIX “K”
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
(AS MODIFIED) – DISSENT RIGHTS

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
(AS MODIFIED) – DISSENT RIGHTS

[Note to Reader: Modifications pursuant to the Interim Order are highlighted in boldface type and square bracketed.]

190. (1)	Right to Dissent - Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(d)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(e)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(f)	amalgamate otherwise than under section 184;

(g)	be continued under section 188;

(h)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(i)	carry out a going-private transaction or a squeeze-out transaction.

(2)	Further right - A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1)	If one class of shares - The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)	Payment for shares - In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by [a subsidiary of the corporation] the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made [this second date is used].

(4)	No partial dissent - A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	Objection - A dissenting shareholder shall send to the [corporation’s Canadian corporate counsel by 4:30 p.m. (Calgary time) on the fifth business day immediately preceding] any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)	Notice of Resolution - The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7)	Demand for payment - A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(8)	Share Certificate - A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)	Forfeiture - A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10)	Endorsing certificate - A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11)	[Suspension of rights - On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares by a subsidiary of the corporation as determined under this section except where

(a)	the shareholder withdraws that notice before the subsidiary of the corporation makes an offer under subsection (12),

(b)	the subsidiary of the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.]

(12)	Offer to pay - A [subsidiary of the] corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the [subsidiary] to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13)	Same terms - Every offer made under subsection (12) for shares of the same class or Series shall be on the same terms.

(14)	Payment - Subject to subsection (26), a [subsidiary of the] corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the [subsidiary of the] corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15)	Corporation may apply to court - Where a [subsidiary of the] corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation [and its subsidiary] may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16)	Shareholder application to court - If a corporation [and its subsidiary] fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17)	Venue - An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)	No security for costs - A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19)	Parties - On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by [a subsidiary of] the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation [or its subsidiary] shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20)	Powers of court - On an application to a court under subsection (15) or (16), the court may determine whether any other Person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)	Appraisers - A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22)	Final order - The final order of a court shall be rendered against the corporation [and its applicable subsidiary] in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23)	Interest - A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)	Notice that subsection (26) applies - If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)	Effect where subsection (26) applies - If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)	Limitation - A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX “L”
PRESENTATION OF FINANCIAL INFORMATION

PRESENTATION OF FINANCIAL INFORMATION

All financial statements and financial information with respect to EnCana and Cenovus Energy in this Information Circular have been presented in U.S. dollars and in accordance with Canadian GAAP unless otherwise noted. “Cash Flow”, “Operating Earnings”, “Capitalization” and “Adjusted EBITDA” are not recognized measures under Canadian GAAP. Management of EnCana believes that in addition to the financial information presented in accordance with Canadian GAAP, the non-GAAP measures identified above are useful supplemental measures. Shareholders are cautioned, however, that these supplemental measures should not be construed as an alternative to “Cash Flow from Operating Activities” and “Net Earnings” or other measures determined in accordance with Canadian GAAP as an indication of EnCana’s or Cenovus’s performance or expected performance.

“Cash Flow” is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital. While cash flow measures are considered non-GAAP, they are commonly used in the oil and gas industry and by EnCana to assist management of EnCana and investors in measuring EnCana’s ability to finance capital programs and meet financial obligations.

“Operating Earnings” is a non-GAAP measure that adjusts Net Earnings by non-operating items that management of EnCana believes reduce the comparability of EnCana’s underlying financial performance between periods. Operating Earnings is defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

“Capitalization” is a non-GAAP measure defined as debt plus shareholders’ equity. “Adjusted EBITDA” is a non-GAAP measure defined as net earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization. Debt to capitalization and debt to adjusted EBITDA are ratios that management of EnCana use to steward EnCana’s overall debt position and to measure EnCana’s overall financial strength.

EnCana’s method of calculating non-GAAP measures may differ from other issuers and, accordingly, such measures may not be comparable to measures used by other issuers. Reconciliations of certain non-GAAP measures used in this Information Circular to the most directly comparable Canadian GAAP measures are set out in the following tables:

Cenovus
		EnCana	Energy
	EnCana	Pro Forma	Pro Forma
	year ended	year ended	year ended
	December 31,	December 31,	December 31,
	2008 prior to	2008 after	2008 after
	giving effect to	giving effect to	giving effect to
	the	the	the
	Arrangement	Arrangement	Arrangement
	(U.S.$)	(U.S.$)	(U.S.$)
		(unaudited)	(unaudited)
Cash Flow
Cash From Operating Activities	$8,855	$6,224	$2,558
(Add back) deduct:
Net change in other assets and liabilities	(262)	(173)	(89)
Net change in non-cash working capital	(269)	43	(312)

Cash Flow	$9,386	$6,354	$2,959

Cenovus
		EnCana	Energy
	EnCana	Pro Forma	Pro Forma
	six months	six months	six months
	ended June 30,	ended June 30,	ended June 30,
	2009 prior to	2009 after	2009 after
	giving effect to	giving effect	giving effect
	the	to the	to the
	Arrangement	Arrangement	Arrangement
	(U.S.$)	(U.S.$)	(U.S.$)
	(unaudited)	(unaudited)	(unaudited)
Cash Flow
Cash From Operating Activities	$3,786	$2,565	$1,432
(Add back) deduct:
Net change in other assets and liabilities	23	30	(7)
Net change in non-cash working capital	(334)	(282)	(52)

Cash Flow	$4,097	$2,817	$1,491

			Cenovus
		EnCana	Energy
	EnCana	Pro Forma	Pro Forma
	year ended	year ended	year ended
	December 31,	December 31,	December 31,
	2008 prior to	2008 after	2008 after
	giving effect to	giving effect to	giving effect to
	the	the	the
	Arrangement	Arrangement	Arrangement
	(U.S.$)	(U.S.$)	(U.S.$)
	(unaudited)	(unaudited)	(unaudited)
Operating Earnings
Net Earnings, as reported	$5,944	$3,405	$2,443
Add back (losses) and deduct gains:
Unrealized mark-to-market accounting gain (loss), after tax	1,818	1,299	519
Non-operating foreign exchange gain (loss), after tax(1)	(378)	(598)	220
Gain (loss) on discontinuance, after tax(2)	99	99	–

Operating Earnings	$4,405	$2,605	$1,704

Cenovus
		EnCana	Energy
	EnCana	Pro Forma	Pro Forma
	six months	six months	six months
	ended June 30,	ended June 30,	ended June 30,
	2009 prior to	2009 after	2009 after
	giving effect to	giving effect	giving effect
	the	to the	to the
	Arrangement	Arrangement	Arrangement
	(U.S.$)	(U.S.$)	(U.S.$)
	(unaudited)	(unaudited)	(unaudited)
Operating Earnings
Net Earnings, as reported	$1,201	$569	$568
Add back (losses) and deduct gains:
Unrealized mark-to-market accounting gain (loss), after tax	(661)	(532)	(129)
Non-operating foreign exchange gain (loss), after tax(1)	(3)	85	(88)

Operating Earnings	$1,865	$1,016	$785

Notes:

(1)	Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt and the partnership contribution receivable, realized foreign exchange gain (loss) on settlement of intercompany transactions, after-tax and future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt.

(2)	For 2008, gain on sale of interests in Brazil.

Questions and Further Assistance If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact the proxy solicitation agent at: 100 University Avenue 11th Floor, South Tower Toronto, Ontario M5J 2Y1 North American Toll-Free Number | 1.866.725.6576